As filed with the U.S. Securities and Exchange Commission on November 3, 2014

Registration No. 333-198769

Registration No. 333-198769-01

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

9060669 CANADA INC.

NEW RED CANADA LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

Canada	4899	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Ontario, Canada	4899	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o Burger King Worldwide, Inc.

5505 Blue Lagoon Drive

Miami, FL 33126

(305) 378-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jill Granat

Senior Vice President, General Counsel and Secretary

c/o Burger King Worldwide, Inc.

5505 Blue Lagoon Drive

Miami, FL 33126

(305) 378-3000

Jill Sutton Executive Vice President, General Counsel and Secretary Tim Hortons Inc. 874 Sinclair Road Oakville, ON, Canada (905) 339-6102	Stephen Fraidin William B. Sorabella David B. Feirstein Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800	Patricia Olasker Steven Harris Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario Canada M5V 3J7 (416) 863-0900

Adam O. Emmerich Gordon S. Moodie Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Clay Horner Doug Bryce Osler, Hoskin & Harcourt LLP 100 King Street West 1 First Canadian Place Suite 6200, P.O. Box 50 Toronto, Ontario Canada M5X 1B8 (416) 362-2111

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective and as part of the merger described in the enclosed joint proxy statement/prospectus and management proxy circular.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	(Do not check if a smaller reporting company)	Accelerated filer	☐
Non-accelerated filer	☒		Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained herein is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This joint information statement/circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

PRELIMINARY INFORMATION STATEMENT/CIRCULAR—SUBJECT TO COMPLETION

DATED NOVEMBER 3, 2014

ARRANGEMENT RESOLUTION PROPOSAL—TIM HORTONS SHAREHOLDERS VOTES ARE VERY IMPORTANT

[—], 2014

Burger King Worldwide, Inc. (“Burger King Worldwide”) and Tim Hortons Inc. (“Tim Hortons”) announced on August 26, 2014 that they had agreed to a transaction under the terms of the Arrangement Agreement and Plan of Merger (the “arrangement agreement”) by and among Tim Hortons, Burger King Worldwide, 9060669 Canada Inc., a corporation continued under the laws of Canada (f/k/a 1011773 B.C. Unlimited Liability Company) (“Holdings”), New Red Canada Limited Partnership, a limited partnership organized under the laws of Ontario and wholly owned subsidiary of Holdings (f/k/a New Red Canada Partnership) (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly owned subsidiary of Partnership (“Merger Sub”), and 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly owned subsidiary of Partnership (“Amalgamation Sub”).

To effect the transaction, Amalgamation Sub will acquire all of the outstanding shares of Tim Hortons pursuant to a plan of arrangement under Canadian law, which will result in Tim Hortons becoming an indirect subsidiary of both Holdings and Partnership (the “arrangement”). Merger Sub will then merge with and into Burger King Worldwide, with Burger King Worldwide surviving the merger as an indirect subsidiary of both Holdings and Partnership (the “merger” and, together with the arrangement, the “transactions”). Holdings, which will be renamed as mutually agreed between Burger King Worldwide and Tim Hortons, will be the general partner of Partnership and own a majority interest (by vote and value) in Partnership, which will be represented by common units and preferred units of Partnership. As a result, Holdings will be entitled to distributions from Partnership that generally correspond to dividends and distributions that are paid by Holdings in respect of common shares and preferred shares of Holdings that are issued and outstanding from time to time. The balance of the partnership units of Partnership will initially be held by former holders of Burger King Worldwide common stock in the form of newly issued Partnership exchangeable units. Partnership will also be renamed as mutually agreed between Burger King Worldwide and Tim Hortons.

Tim Hortons must obtain the approval of its shareholders before the arrangement can be completed. We are sending this document to Tim Hortons shareholders to ask them to consider, and if thought advisable, approve with or without variation, a special resolution (the “arrangement resolution”) with respect to the arrangement pursuant to section 192 of the Canada Business Corporations Act (the “CBCA”). Burger King Worldwide’s majority stockholder has already committed to provide its written consent to approve the merger and adopt the arrangement agreement within five business days following the date on which the registration statement of which the enclosed document (the “joint information statement/circular”) forms a part has been declared effective, which will constitute the only stockholder approval required from holders of Burger King Worldwide common stock. We are sending this document to the other Burger King Worldwide stockholders in order to inform them of such approval and of the transactions.

If the arrangement is completed, each holder of a common share of Tim Hortons will be entitled to receive C$65.50 in cash and 0.8025 newly issued Holdings common shares in exchange for each Tim Hortons common share held by such shareholder. However, Tim Hortons shareholders may make an election to receive cash (a “cash election”), which will entitle such shareholder to receive C$88.50 in cash in exchange for each Tim Hortons common share held by such shareholder, or make an election to receive Holdings common shares (an “arrangement shares election”), which will entitle such shareholder to receive 3.0879 newly issued Holdings common shares in exchange for each Tim Hortons common share held by such shareholder, in each case, subject to proration in accordance with the plan of arrangement as described further in the enclosed document.

If the merger is completed, each share of Burger King Worldwide common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive, if no exchangeable election (as described below) has been made with respect to such common stock, 0.99 newly issued Holdings common shares and 0.01 newly issued Partnership exchangeable units, subject to proration as set forth in the arrangement agreement and as described below. A Burger King Worldwide stockholder may make an election to receive consideration solely in the form of Partnership exchangeable units (an “exchangeable election”), which will entitle such stockholder to receive one Partnership exchangeable unit in exchange for each share of Burger King Worldwide common stock, subject to proration as described below. The election to receive the Partnership exchangeable unit consideration will be subject to allocation procedures designed to ensure that the fair market value of Holdings’ interest in Partnership is no less than 50.1% of the fair market value of all equity interests in Partnership as of the date on which the transactions are completed. If exchangeable elections are made by a number of Burger King Worldwide stockholders that would result in such former Burger King Worldwide stockholders owning Partnership exchangeable units that represent more than 49.9% of the fair market value of Partnership, then each Burger King Worldwide stockholder will be entitled to receive Partnership exchangeable units subject to the proration procedures described below.

If the aggregate number of Partnership exchangeable units that would be issued to Burger King Worldwide stockholders after taking into account all exchangeable elections made would represent a value in excess of 49.9% of the fair market value of all equity interests in Partnership, then a proration factor will be determined to ensure that Holdings maintains ownership of 50.1% of the fair market value of all equity interests in Partnership as of the date on which the transactions are completed. Each holder of Burger King Worldwide common stock will receive Partnership exchangeable units equal to (a) the number of Partnership exchangeable units such stockholder would have received if no proration were applicable (the “non-prorated exchangeable units”) multiplied by (b) the proration factor. We refer to the number of units a Burger King Worldwide stockholder receives following proration as the “prorated exchangeable units”. Each such stockholder will then receive a number of additional Holdings common shares equal to the difference between the non-prorated exchangeable units and the prorated exchangeable units.

Pursuant to the terms of the limited partnership agreement of Partnership (the “partnership agreement”), each Partnership exchangeable unit will be entitled to distributions from Partnership in an amount equal to any dividends or distributions that are declared and payable in respect of a Holdings common share. Each exchangeable unit holder will also have the benefit of a voting trust agreement (the “voting trust agreement”), pursuant to which a trustee (the “trustee”) will hold a special voting share in Holdings that will entitle the trustee to a number of votes equal to the number of Partnership exchangeable units outstanding, and the holders of Partnership exchangeable units will be able to direct the trustee, as their proxy, to vote on their behalf in substantially all votes that are presented to Holdings common shareholders. From and after the one year anniversary of the completion of the transactions, each holder of a Partnership exchangeable unit will have the right to require Partnership to exchange all or any portion of such holder’s Partnership exchangeable units for Holdings common shares at a ratio of one Holdings common share for each Partnership exchangeable unit, subject to the right of Holdings, in its capacity as the general partner of Partnership, to cause Partnership to repurchase the partnership exchangeable units for cash (in an amount determined in accordance with the terms of the partnership agreement as described further in the enclosed document). Partnership and the terms of the Partnership exchangeable units are further described in the enclosed document.

Based on the number of Burger King Worldwide and Tim Hortons common shares estimated to be outstanding immediately prior to the completion of the transactions, we estimate that, upon completion, former Tim Hortons shareholders will own approximately 22% of the common equity of the combined company through ownership of Holdings common shares and former Burger King Worldwide stockholders will own approximately 76% of the common equity of the combined company through ownership of both Holdings common shares and Partnership exchangeable units, in each case, on a fully exchanged and fully diluted basis. In connection with the transactions, Berkshire Hathaway Inc. (“Berkshire”) will purchase for an aggregate purchase price of $3,000,000,000 (USD), (a) Class A 9% cumulative compounding perpetual voting preferred shares of Holdings (the “preferred shares”) and (b) a warrant to purchase Holdings common shares (the “warrant”), which shares issuable pursuant to the warrant will represent 1.75% of the fully diluted common shares of Holdings as of the completion of the transactions, at an exercise price per Holdings common share of $0.01. The warrant may be exercised until the fifth anniversary of the closing of the transactions. Berkshire has informed Holdings that it intends to exercise the warrant promptly following the closing of the transactions. After taking into account the voting power attributed to the preferred shares, former holders of Burger King Worldwide common stock will control approximately 68% of the voting power of Holdings and former Tim Hortons shareholders will control approximately 21% of the voting power of Holdings.

Tim Hortons common shares are traded on each of the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol THI, and Burger King Worldwide common stock is traded on the NYSE under the symbol BKW. The parties have agreed that Tim Hortons common shares will delist from the NYSE and the TSX effective following the closing of the arrangement and that Burger King Worldwide common stock will delist from the NYSE effective following the closing of the merger. Holdings has or will apply to list the Holdings common shares to be issued or made issuable pursuant to the arrangement and the merger on the NYSE and the TSX, and Partnership has applied to list the Partnership exchangeable units to be issued or made issuable pursuant to the merger on the TSX. Listing will be subject to Holdings fulfilling all of the listing requirements of the NYSE and the TSX and Partnership fulfilling all the listing requirements of the TSX.

Tim Hortons is soliciting proxies for use at a special meeting of its shareholders (the “Tim Hortons special meeting”) to consider and vote upon the arrangement resolution.

We cannot complete the arrangement or the merger unless the shareholders of Tim Hortons approve the arrangement resolution. Your vote is very important, regardless of the number of Tim Hortons common shares you own. Whether or not you expect to attend the Tim Hortons meeting in person, please vote your shares as promptly as possible so that your shares may be represented and voted at the Tim Hortons meeting.

After careful consideration, the boards of directors of each of Tim Hortons and Burger King Worldwide have unanimously approved the arrangement agreement and the transactions contemplated thereby, including the arrangement and the merger. The Tim Hortons board of directors unanimously recommends that Tim Hortons shareholders vote “FOR” the arrangement resolution to be submitted at the Tim Hortons special meeting.

The joint information statement/circular is a prospectus related to the issuance of Holdings common shares and Partnership exchangeable units in the transactions, a management proxy circular for Tim Hortons to use in soliciting proxies for the Tim Hortons special meeting, and an information statement for those Burger King Worldwide stockholders who have not previously committed to approve by written consent the merger and adopt the arrangement agreement. As stated above, the written consent of Burger King Worldwide’s majority stockholder will constitute the only stockholder approval required from holders of Burger King Worldwide common stock, and no further action on the part of Burger King Worldwide stockholders is required in connection with adopting the arrangement agreement and the merger. We are sending this document to the other Burger King Worldwide stockholders in order to inform them of such approval and of the transactions. The joint information statement/circular is an important document containing answers to frequently asked questions and a summary description of the arrangement and the merger, followed by more detailed information about Tim Hortons, Burger King Worldwide, Holdings, Partnership, the transactions and the arrangement agreement. The obligations of Tim Hortons and Burger King Worldwide to complete the transactions are subject to the satisfaction or waiver of the conditions to closing set forth in the arrangement agreement. You should read this entire joint information statement/circular carefully. In particular, we urge you to read the section entitled “Risk Factors”.

We thank you for your consideration and continued support.

Sincerely, Daniel Schwartz Chief Executive Officer Burger King Worldwide, Inc.	Marc Caira President and Chief Executive Officer Tim Hortons Inc.

Neither the Securities and Exchange Commission nor any state securities commission, nor any securities regulatory authority in Canada, has approved or disapproved of the securities to be issued under this joint information statement/circular or determined that this joint information statement/circular is accurate or complete. Any representation to the contrary is a criminal offense.

This joint information statement/circular is dated [—], 2014, and is being mailed to Tim Hortons shareholders and Burger King Worldwide stockholders on or about [—], 2014.

NOTICE OF SPECIAL MEETING OF TIM HORTONS INC.

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Ontario Superior Court of Justice (Commercial List) dated November 3, 2014 (the “interim order”), a special meeting (the “special meeting”) of shareholders (the “Tim Hortons shareholders”) of Tim Hortons Inc. (“Tim Hortons”) will be held as follows:

When Tuesday, December 9, 2014 10:00 a.m. (Toronto time)	Where Tim Hortons Innovation Centre 226 Wyecroft Road Oakville, Ontario, Canada L6K 3S3

Items of Business

1. To consider, and if thought fit, approve with or without variation, a special resolution (the “arrangement resolution”), the full text of which is set forth in Annex C to the joint information statement/circular of Burger King Worldwide, Inc. (“Burger King Worldwide”) and Tim Hortons (the “joint information statement/circular”) accompanying this notice of meeting and forming part of the joint information statement/circular contemplated by the arrangement agreement and plan of merger (the “arrangement agreement”) between Tim Hortons, Burger King Worldwide, 9060669 Canada Inc. (f/k/a 1011773 B.C. Unlimited Liability Company), New Red Canada Limited Partnership (f/k/a New Red Canada Partnership), Blue Merger Sub, Inc. and 8997900 Canada Inc. dated August 26, 2014, a copy of which is included as Annex A to the joint information statement/circular, of Tim Hortons shareholders to approve an arrangement (the “arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”), all as more particularly described in the joint information statement/circular, which resolution, to be effective, must be passed by at least two-thirds of the votes cast at the special meeting in person or by proxy by Tim Hortons shareholders; and

2. To transact such further or other business as may properly come before the special meeting and any adjournments or postponements thereof.

Specific details of the matters before the special meeting are set forth in the joint information statement/circular which accompanies this Notice of Special Meeting.

The Tim Hortons board of directors has unanimously approved the arrangement agreement and the transactions contemplated thereby and has determined that the arrangement is fair, from a financial point of view, to Tim Hortons shareholders and is in the best interests of Tim Hortons. For the reasons set forth in the enclosed joint information statement/circular, the Tim Hortons board of directors unanimously recommends that Tim Hortons shareholders vote “FOR” the arrangement resolution.

Registered holders of common shares of Tim Hortons at the close of business on November 3, 2014, are entitled to vote. Votes of Tim Hortons shareholders are very important, so Tim Hortons shareholders should vote their shares of Tim Hortons even if they cannot attend the special meeting.

Tim Hortons shareholders can vote prior to the special meeting by phone or on the internet, or by completing the enclosed proxy form or voting instruction form as soon as possible. Voting promptly helps reduce the cost of additional proxy solicitation.

The Tim Hortons transfer agent must receive voting instructions from Tim Hortons shareholders before midnight, Toronto time, on December 5, 2014, the second business day before the special meeting. If the special meeting is postponed or adjourned, the deadline will be before midnight, Toronto time, on the business day before the special meeting is reconvened.

If you, as a Tim Hortons shareholder, hold your shares of Tim Hortons through an intermediary (your bank, broker or other nominee), you are a beneficial shareholder of Tim Hortons and should have received a voting instruction form. You will need to give your voting instructions to your intermediary, so you should allow sufficient time for your intermediary to receive them and submit them to Tim Hortons transfer agent. Each intermediary has its own deadline so Tim Hortons shareholders will need to follow the instructions on the enclosed voting instruction form.

If you are a Tim Hortons registered shareholder, you can vote your Tim Hortons common shares by mail, phone or the internet, or you can attend the special meeting and vote your Tim Hortons common shares in person. See “The Tim Hortons Special Meeting of Shareholders—How to Vote” in the accompanying joint information statement/circular for more information.

Tim Hortons shareholders who are planning to return the form of proxy or voting instruction form are encouraged to review the joint information statement/circular carefully before submitting the applicable form.

Registered shareholders of Tim Hortons were granted the right to dissent in respect of the arrangement resolution pursuant to the interim order. If the arrangement becomes effective, a registered Tim Hortons shareholder who dissents in respect of the arrangement resolution (each, a “dissenting Tim Hortons shareholder”) is entitled to be paid the fair value of such dissenting Tim Hortons shareholder’s shares, provided that such dissenting Tim Hortons shareholder has delivered a written objection to the arrangement resolution to Tim Hortons not later than 5:00 p.m., Toronto time, on December 5, 2014, being two business days preceding the special meeting (or, if the special meeting is postponed or adjourned, two business days preceding the date of the postponed or adjourned special meeting) and has otherwise complied strictly with the dissent procedures described in the joint information statement/circular, including the relevant provisions of section 190 of the CBCA, as modified by the interim order and the plan of arrangement. Beneficial shareholders of Tim Hortons who wish to dissent should be aware that only registered shareholders of Tim Hortons are entitled to dissent. Failure to comply strictly with the dissent procedures described in the joint information statement/circular may result in the loss of any right of dissent. These rights are described in detail in the accompanying joint information statement/circular under the heading “The Transactions—Appraisal / Dissent Rights—Tim Hortons”. The text of section 190 of the CBCA, which will be relevant in any dissent proceeding, is set forth in Annex K to the joint information statement/circular.

All of these items of business will be considered at the special meeting, or at any meeting that is reconvened if the special meeting is postponed or adjourned. Thank you for your continued interest in Tim Hortons.

Jill E. Sutton

Executive Vice President, General Counsel and Secretary

Tim Hortons Inc.

Oakville, Ontario, Canada

[—], 2014

Please note: Tim Hortons proxy materials are also available on the internet

(www.envisionreports.com/THI2014SM and www.timhortons-invest.com).

Tim Hortons Inc. Special Meeting of Shareholders

December 9, 2014

10:00 a.m. (Toronto time)

Important things to know:

•	Doors open and check-in begins at 9:30 a.m. (Toronto time).

•	Admission and seating are on a first-come, first-served basis.

•	Cameras, mobile phones, recording equipment and other electronic devices are not permitted.

•	Proof of Tim Hortons share ownership and government-issued photo identification may be required to attend the special meeting.

The special meeting will be broadcast live over the internet beginning at 10:00 a.m. (Toronto time) at www.timhortons-invest.com, and Tim Hortons will archive the webcast on the Tim Hortons website after the special meeting.

Questions?

Tim Hortons Investor Relations

905.339.4940

Burger King Worldwide, Inc.

5505 Blue Lagoon Drive

Miami, Florida 33126

NOTICE OF APPROVAL GIVEN BY BURGER KING WORLDWIDE STOCKHOLDERS AND ACTION TO BE TAKEN BY BURGER KING WORLDWIDE

To the Stockholders of Burger King Worldwide, Inc.:

BURGER KING WORLDWIDE, INC. IS NOT ASKING YOU FOR YOUR PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. THE ACTIONS DESCRIBED BELOW WILL BE APPROVED BY WRITTEN CONSENT OF THE HOLDER OF A MAJORITY OF BURGER KING WORLDWIDE, INC.’S OUTSTANDING SHARES OF COMMON STOCK WITHIN FIVE BUSINESS DAYS AFTER THE REGISTRATION STATEMENT OF WHICH THIS JOINT INFORMATION STATEMENT/CIRCULAR IS A PART HAS BEEN DECLARED EFFECTIVE, PURSUANT TO THE TERMS OF A VOTING AGREEMENT ENTERED INTO ON AUGUST 26, 2014, BY AND AMONG TIM HORTONS INC. AND THE HOLDER OF A MAJORITY OF BURGER KING WORLDWIDE, INC.’S OUTSTANDING SHARES OF COMMON STOCK (THE “VOTING AGREEMENT”). A VOTE OF THE REMAINING STOCKHOLDERS WILL NOT BE NECESSARY.

This joint information statement/circular is being furnished in connection with the Arrangement Agreement and Plan of Merger, dated as of August 26, 2014 (the “arrangement agreement”), by and among Tim Hortons Inc., a corporation organized under the laws of Canada (“Tim Hortons”), Burger King Worldwide, Inc. (“Burger King Worldwide”), 9060669 Canada Inc., a corporation continued under the laws of Canada (f/k/a 1011773 B.C. Unlimited Liability Company) (“Holdings”), New Red Canada Limited Partnership (f/k/a New Red Canada Partnership), a limited partnership organized under the laws of Ontario whose partnership interests are held either directly or indirectly by Holdings (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly owned subsidiary of Partnership (“Merger Sub”), and 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly owned subsidiary of Partnership (“Amalgamation Sub”), as such agreement may be amended from time to time.

If Tim Hortons shareholders approve and adopt the arrangement resolution relating to the arrangement agreement and plan of arrangement and the arrangement and the merger are subsequently completed, Amalgamation Sub will acquire Tim Hortons pursuant to a plan of arrangement under Canadian law (the “arrangement”) and Merger Sub will merge with and into Burger King Worldwide, with Burger King Worldwide as the surviving corporation in the merger (the “merger” and, together with the arrangement, the “transactions”). The merger will become effective immediately following the effectiveness of the arrangement, to the fullest extent possible.

At the effective time of the merger, each share of Burger King Worldwide common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.99 newly issued Holdings common shares and 0.01 newly issued Partnership exchangeable units, subject to proration as set forth in the arrangement agreement and described below. However, a holder of Burger King Worldwide common stock may elect to receive consideration solely in the form of Partnership exchangeable units, in which case each share of Burger King Worldwide common stock for which such election was made will be converted into the right to receive one Partnership exchangeable unit in exchange for each share of Burger King Worldwide common stock, subject to proration as set forth in the arrangement agreement and described below. The election to receive the exchangeable unit consideration will be subject to allocation procedures designed to ensure that the fair market value of Holdings’ interest in Partnership is no less than 50.1% of the fair market value of all equity interests in Partnership as of the date on which the transactions are completed. If the aggregate number of Partnership exchangeable units that would be issued to Burger King Worldwide stockholders after taking into account all exchangeable elections made would represent a value in excess 49.9% of the fair market value of all equity interests in Partnership, then a proration factor will be determined to ensure that Holdings maintains ownership of 50.1% of the fair market value of Partnership as of the date on which the transactions are completed. Each holder of Burger King Worldwide common stock will receive Partnership exchangeable units equal to (a) the number of exchangeable units such stockholder would have received if no proration were applicable (the “non-prorated exchangeable units”) multiplied by (b) the proration factor. We refer to the number of units a Burger King Worldwide stockholder receives following proration as the “prorated exchangeable units”. Each such stockholder will then receive a number of additional Holdings common shares equal to the difference between the non-prorated exchangeable units and the prorated exchangeable units.

Adoption of the arrangement agreement and approval of the merger by the holders of a majority of the outstanding shares of Burger King Worldwide common stock is required by the General Corporation Law of the State of Delaware (the “DGCL”). However, pursuant to the voting agreement, within five business days after the registration statement of which this joint information statement/circular is a part has been declared effective, 3G Special Situations Fund II, L.P., which currently owns 69.22% of the outstanding shares of Burger King Worldwide common stock, will execute a written consent in the form attached hereto as Annex J adopting the arrangement agreement and approving the merger. Therefore, no further action on the part of Burger King Worldwide stockholders is required in connection with adopting the arrangement agreement and the merger. However, pursuant to the requirements of section 14(c) of the Securities Exchange Act of 1934 and section 228(d) of the DGCL, Burger King Worldwide is required to send to its stockholders a written information statement, which is satisfied by delivery of this document, at least 20 calendar days prior to the date upon which the merger can occur. This document is being mailed on or about [—], 2014, to holders of record of shares of Burger King Worldwide common stock as of November 3, 2014.

By Order of the board of directors,

Jill Granat

Senior Vice President, General Counsel and Secretary

[—], 2014

ABOUT THIS JOINT INFORMATION STATEMENT/CIRCULAR

References to this “joint information statement/circular” means this joint information statement/circular, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Holdings and Partnership, which constitutes a prospectus of Holdings and Partnership under section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the common shares of Holdings (the “Holdings common shares”) and exchangeable units of Partnership (the “Partnership exchangeable units”) to be issued or that are issuable pursuant to the transactions. This joint information statement/circular also constitutes an information statement of Burger King Worldwide under section 14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a management proxy circular of Tim Hortons under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (the “CSA”) and a management proxy circular of Tim Hortons under section 150 of the Canada Business Corporations Act (the “CBCA”). This joint information statement/circular accompanies a notice of meeting with respect to the special meeting of Tim Hortons shareholders (the “Tim Hortons special meeting”) and a notice of action taken by written consent of Burger King Worldwide stockholders.

You should rely only on the information contained in or incorporated by reference into this joint information statement/circular. No one has been authorized to provide you with information that is different from the information contained in, or incorporated by reference into, this joint information statement/circular. This joint information statement/circular is dated [—], 2014. You should not assume that the information contained in this joint information statement/circular is accurate as of any date other than that date. None of the mailing of this joint information statement/circular to Burger King Worldwide stockholders and Tim Hortons shareholders and the issuance by Holdings of Holdings common shares or the issuance by Partnership of Partnership exchangeable units necessary to effect the transactions as contemplated by the arrangement agreement will create any implication to the contrary. For greater certainty, to the extent that any information provided on the website of Tim Hortons or Burger King Worldwide or by Computershare Trust Company of Canada acting in connection with the arrangement (the “arrangement exchange agent”) or Computershare Inc. and Computershare Trust Company, N.A. acting in connection with the merger (the “merger exchange agent”) is inconsistent with this joint information statement/circular, you should rely on the information provided in this joint information statement/circular.

This joint information statement/circular does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information incorporated by reference or contained in this joint information statement/circular regarding Burger King Worldwide has been provided by Burger King Worldwide, and information incorporated by reference or contained in this joint information statement/circular regarding Tim Hortons has been provided by Tim Hortons. Neither Tim Hortons nor Burger King Worldwide has any knowledge that would indicate that any statements contained herein taken from or based upon such information provided by the other is untrue or incomplete. In accordance with the arrangement agreement, each of Burger King Worldwide and Tim Hortons agreed to provide all necessary information that is required by law to be included in this joint information statement/circular and ensure that such information does not contain any misrepresentation.

Neither Tim Hortons shareholders nor Burger King Worldwide stockholders should construe the contents of this joint information statement/circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

All summaries of, and references to, the agreements governing the terms of the transactions in this joint information statement/circular are qualified in their entirety by the copies of and complete text of such agreements in the forms attached hereto as Annexes and available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and the SEC website of Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) at www.sec.gov.

Neither the SEC nor any state securities commission, nor any securities regulatory authority in Canada, has approved or disapproved of the securities to be issued under this joint information statement/circular or determined that this joint information statement/circular is accurate or complete. Any representation to the contrary is a criminal offense.

Other Important Information About This Joint Information Statement/Circular

Complying with Laws and Regulations

Tim Hortons is a corporation incorporated under the CBCA and qualifies as a foreign private issuer in the United States for purposes of the Exchange Act. Although not required to do so as a foreign private issuer in the United States, Tim Hortons continues to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K with the SEC instead of filing the reports available to foreign private issuers. All of these reports are available at www.sedar.com and on EDGAR at www.sec.gov.

Tim Hortons complies with the spirit of the U.S. proxy rules whenever possible and as long as they do not conflict with corporate or securities disclosure requirements in Canada. As a Canadian corporation and foreign private issuer in the United States, Tim Hortons is not subject to the requirements of Section 14(a) of the Exchange Act or Regulation 14A. Tim Hortons has, therefore, prepared the management proxy circular forming part of this joint information statement/circular in accordance with Canadian corporate and securities law requirements, which in most respects are substantially similar to the U.S. securities rules governing disclosure requirements.

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TABLE OF CONTENTS—(Continued)

Page
Recommendation of Tim Hortons Board of Directors; Tim Hortons Reasons for the Arrangement	93
Burger King Worldwide’s Reasons for the Merger	98
Opinions of Tim Hortons Financial Advisors	100
Opinion of Burger King Worldwide’s Financial Advisor	113
Interests of Certain Persons related to Tim Hortons in the Transactions	124
Interests of Certain Persons related to Burger King Worldwide in the Transactions	132
The Written Consent of Certain Burger King Worldwide Stockholders	132
Appraisal / Dissent Rights	133
Regulatory Approvals Required	135
Court Approval of the Arrangement	137
Stock Exchange Listing of Holdings Common Shares and Partnership Exchangeable Units; Deregistration of Burger King Worldwide and Tim Hortons Common Stock after the Transactions	138
Description of Preliminary Steps prior to the Arrangement	138
Election and Proration Procedures; Procedures for Converting Tim Hortons Common Shares into Arrangement Consideration; Dissenter’s Rights; Withholding Rights	139
Election and Proration Procedures; Exchange of Shares of Burger King Worldwide Common Stock	144
Distributions with respect to Unexchanged Tim Hortons Common Shares and Burger King Worldwide Common Stock	147
Fractional Shares	147
Lost, Stolen or Destroyed Certificates	147
Financing for the Transactions	148
Accounting Treatment of the Transactions	150
Material Tax Considerations for the Transactions	150
Material U.S. Federal Income Tax Considerations	151
U.S. Tax Residence of Holdings and Partnership	153
Material U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders	156
Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders	158
Tim Hortons, Burger King Worldwide and Holdings	160
Material U.S. Federal Income Tax Considerations for U.S. Holders of Holdings Common Shares or Partnership Units	161
Material U.S. Federal Income Tax Considerations for Non-U.S. Holders	169
Information Reporting and Backup Withholding	172
Material Canadian Federal Income Tax Consequences of the Transactions	173
Canadian Securities Laws	185
THE ARRANGEMENT AGREEMENT	187
Closing of the Arrangement and the Merger	187
Merger Consideration to Burger King Worldwide Stockholders	188
Arrangement Consideration to Tim Hortons Shareholders	188
Treatment of Outstanding Burger King Worldwide Equity Awards	189
Burger King Worldwide Bonus Swap Program	189
Treatment of Outstanding Tim Hortons Equity Awards	189
Governing Documents Following the Arrangement and the Merger	190
Exchange of Burger King Worldwide Stock Certificates Following the Merger	190
Representations and Warranties	191
Material Adverse Effect	193
Covenants	194

TABLE OF CONTENTS—(Continued)

TABLE OF CONTENTS—(Continued)

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

AND THE TIM HORTONS SPECIAL MEETING

Set forth below are questions that you, as a shareholder of Tim Hortons or a stockholder of Burger King Worldwide, may have regarding the transactions and the other matters to be considered at the Tim Hortons special meeting or the other matters that will be approved via written consent by stockholders of Burger King Worldwide and the answers to those questions. Tim Hortons and Burger King Worldwide urge you to read carefully the remainder of this joint information statement/circular as the information in this section does not provide all the information that might be important to you with respect to the arrangement and the merger and the other matters to be considered at the Tim Hortons special meeting or which will be approved by written consent of Burger King Worldwide stockholders. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this joint information statement/circular. All references in this joint information statement/circular to “Tim Hortons” refer to Tim Hortons Inc., a Canadian corporation; all references in this joint information statement/circular to “Burger King Worldwide” refer to Burger King Worldwide, Inc., a Delaware corporation; and all references to the “arrangement agreement” refer to the Arrangement Agreement and Plan of Merger, dated as of August 26, 2014, among Tim Hortons, Burger King Worldwide, 9060669 Canada Inc., a corporation continued under the laws of Canada (f/k/a 1011773 B.C. Unlimited Liability Company) (“Holdings”), New Red Canada Limited Partnership (f/k/a New Red Canada Partnership), a limited partnership organized under the laws of Ontario whose partnership interests are held either directly or indirectly by Holdings (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly owned subsidiary of Partnership (“Merger Sub”), and 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly owned subsidiary of Partnership (“Amalgamation Sub”), a copy of which is included as Annex A to this joint information statement/circular. Holdings, which will be renamed in connection with the completion of the transactions, and its subsidiaries are sometimes referred to in this joint information statement/circular as the “combined company”; unless otherwise indicated or as the context requires, all references in this joint information statement/circular to “we,” “our” and “us” refer to Holdings as the combined company following the completion of the transactions. All references to USD or $ are to United States dollars, and all references to C$ are to Canadian dollars.

General Questions and Answers

Q: What is the proposed transaction?

A: Tim Hortons and Burger King Worldwide have agreed to a transaction pursuant to the terms of the arrangement agreement. To effect the transaction, Amalgamation Sub will acquire all of the issued and outstanding Tim Hortons common shares pursuant to a plan of arrangement under Canadian law, which will result in Tim Hortons becoming an indirect subsidiary of Holdings and Partnership.

Merger Sub will then merge with and into Burger King Worldwide, with Burger King Worldwide as the surviving corporation in the merger. Burger King Worldwide will survive as an indirect subsidiary of both Holdings and Partnership.

Holdings will be renamed as mutually agreed between Burger King Worldwide and Tim Hortons prior to the closing. Holdings will act as the general partner of Partnership and will own a majority interest in Partnership represented by Class A common partnership units (“common units”) and preferred units of Partnership (“preferred units”), which will entitle Holdings to distributions from Partnership that generally correspond to dividends and distributions that are paid by Holdings in respect of common shares and Class A 9% cumulative compounding perpetual voting preferred shares of Holdings (the “preferred shares”) that are issued and outstanding from time to time. The balance of the partnership units of Partnership will initially be held in the form of Partnership exchangeable units by the former holders of Burger King Worldwide common stock.

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Q: Has the Tim Hortons board of directors unanimously approved the arrangement?

A: Yes. Following consultation with Tim Hortons senior management and with legal, financial and other advisors, the review of a significant amount of information and consideration of a number of factors (including the interest of all affected stakeholders), the Tim Hortons board of directors has unanimously determined that the arrangement is in the best interest of Tim Hortons.

Q: Does the Tim Hortons board of directors recommend that I vote “FOR” the arrangement resolution?

A: Yes. The Tim Hortons board of directors recommends that Tim Hortons shareholders vote “FOR” the resolution of Tim Hortons shareholders, the full text of which is set forth in Annex C to this joint information statement/circular, referred to as the “arrangement resolution”, to approve an arrangement under section 192 of the CBCA, at the Tim Hortons special meeting.

Q: What are Tim Hortons reasons for the arrangement?

A: In evaluating the arrangement, the Tim Hortons board of directors consulted with Tim Hortons senior management and with legal, financial and other advisors, reviewed a significant amount of information and considered a number of factors and concluded in its business judgment that the arrangement is expected to maintain the strong position of Tim Hortons and to enhance its future strategic opportunities and that, considering the interests of all affected stakeholders, the arrangement is in the best interest of Tim Hortons.

The Tim Hortons board of directors reached this conclusion for a number of reasons, including:

•	the receipt of a substantial premium by Tim Hortons shareholders;

•	the many strategic benefits to Tim Hortons arising from the transactions, including the creation of the third largest global quick-service restaurant (“QSR”) company, with over 18,000 restaurants in approximately 100 countries, while maintaining the integrity and capitalizing on the strengths of the two distinct industry-leading brands;

•	the support of Burger King Worldwide for the Tim Hortons “core principles” (see “The Transactions—Recommendation of Tim Hortons Board of Directors; Tim Hortons Reasons for the Arrangement”), which are significant to Tim Hortons stakeholders and Canada;

•	preserving the rich heritages and continued success of both the Tim Hortons and Burger King Worldwide brands independently; and

•	the combined company is expected to accelerate Tim Hortons international growth.

For a more complete discussion of these reasons, see “The Transactions—Recommendation of Tim Hortons Board of Directors; Tim Hortons Reasons for the Arrangement.”

Q: Do any of the executive officers or directors of Tim Hortons have interests in the merger that may differ from, or be in addition to, those of Tim Hortons shareholders generally?

A: In considering the recommendation of the Tim Hortons board of directors with respect to the transactions, Tim Hortons shareholders should be aware that the executive officers and directors of Tim Hortons have certain interests in the transactions that may be different from, or in addition to, the interests of Tim Hortons shareholders generally. The Tim Hortons board of directors was aware of these interests and considered them, among other matters, in approving the arrangement agreement and the transactions contemplated thereby, including the arrangement, and making its recommendation that the Tim Hortons shareholders adopt the arrangement agreement and approve the transactions contemplated thereby. These interests include:

•	upon consummation of the transactions, outstanding Tim Hortons restricted stock units and performance stock units will vest and be settled for Tim Hortons common shares (which will be exchanged for the arrangement consideration) and outstanding Tim Hortons deferred stock units will vest and be settled for cash;

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•	outstanding Tim Hortons stock options (and their tandem stock appreciation rights) that have vested can be exercised or surrendered for Tim Hortons common shares prior to or contingent upon the consummation of the arrangement, and all outstanding Tim Hortons stock options (with tandem stock appreciations rights) that are not exercised or surrendered prior to or contingent upon the consummation of the arrangement will be converted in connection with the transactions into options to purchase Holdings common shares which, pursuant to the employment or change-in-control agreements with the executive officers, would vest upon a qualifying termination;

•	employment and change-in-control agreements with the executive officers of Tim Hortons provide for severance benefits in the event of certain qualifying terminations of employment following the consummation of the transactions; and

•	the directors and executive officers of Tim Hortons are entitled to continued indemnification and insurance coverage under the arrangement agreement.

For more information, see “The Transactions—Interests of Certain Persons related to Tim Hortons in the Transactions”.

Q: What percentage of the outstanding Holdings common shares will Tim Hortons and Burger King Worldwide stockholders own following the transactions?

A: Based on the number of shares of Burger King Worldwide common stock and the number of Tim Hortons common shares estimated to be outstanding immediately prior to the completion of the transactions, we estimate that, upon the completion, former Tim Hortons shareholders will own approximately 22% of the common equity of the combined company through ownership of Holdings common shares and former Burger King Worldwide stockholders will own approximately 76% of the common equity of the combined company through ownership of both Holdings common shares and Partnership exchangeable units, in each case, on a fully exchanged and fully diluted basis.

Burger King Worldwide’s largest stockholder, 3G Special Situations Fund II, L.P., which we refer to as “3G”, will own approximately 51% of the common equity of the combined company through ownership of both Holdings common shares and Partnership exchangeable units. This ownership will represent approximately 48% of the total voting power of Holdings voting shares. 3G is controlled by 3G Capital Partners Ltd., which we refer to as 3G Capital, a New York private equity firm.

In connection with the transactions, Berkshire Hathaway Inc. (“Berkshire”) will purchase, for an aggregate purchase price of $3.0 billion, (a) the preferred shares and (b) a warrant to purchase common shares (the “warrant”), which will represent 1.75% of the fully-diluted Holdings common shares as of the completion of the transactions at an exercise price per Holdings common share of $0.01. The warrant may be exercised until the fifth anniversary of the closing of the transactions. Berkshire has informed Holdings that it intends to exercise the warrant promptly following the closing of the transactions. After taking into account the voting power attributed to the preferred shares, former holders of Burger King Worldwide common stock will control approximately 68% of the voting power of Holdings and former Tim Hortons shareholders will control approximately 21% of the voting power of Holdings. See “Post-Transactions Organizational Structure—Description of Holdings Share Capital.”

Q: When do you expect the transactions to be completed?

A: Tim Hortons and Burger King Worldwide are working to complete the transactions before the end of 2014. However, the transactions are subject to the approval of the arrangement resolution by the required vote of Tim Hortons shareholders, the approval of the Ontario Superior Court of Justice (Commercial List), which is referred to in this joint information statement/circular as the “Ontario court”, the approval of the listing of the Holdings common shares and Partnership exchangeable units, as well as the obtaining of approval under the Investment Canada Act, as amended, including the regulations promulgated thereunder (which we refer to in this joint

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information statement/circular as the “Investment Canada Act”) and other regulatory and third party approvals and other conditions, and it is possible that factors outside the control of both companies could result in the transactions being completed at a later time, or not at all. See “The Arrangement Agreement—Conditions to the Completion of the Arrangement and the Merger” and “Risk Factors”. Tim Hortons and Burger King Worldwide hope to complete the transactions as soon as reasonably practicable.

Q: What happens if the transactions are not completed?

A: If the transactions are not completed, neither Burger King Worldwide stockholders nor Tim Hortons shareholders will receive any consideration for their shares of Burger King Worldwide common stock or Tim Hortons common shares, as applicable. Instead, both Burger King Worldwide and Tim Hortons will remain independent public companies; Burger King Worldwide common stock will continue to be listed and traded on the New York Stock Exchange (the “NYSE”) and Tim Hortons common shares will continue to be listed and traded on the NYSE and Toronto Stock Exchange (the “TSX”). Under specified circumstances, Burger King Worldwide or Tim Hortons may be required to pay a fee to Tim Hortons or Burger King Worldwide, respectively, with respect to the termination of the arrangement agreement. In addition, in the event the arrangement agreement is terminated because Tim Hortons shareholders do not approve the arrangement resolution, Tim Hortons may be required to pay to Burger King Worldwide a termination fee in an amount of C$40 million. The termination fees are described in more detail under “The Arrangement Agreement—Termination of the Arrangement Agreement”.

Q: What is required to complete the transactions?

A: The obligations of Tim Hortons and Burger King Worldwide to consummate the arrangement, the merger and the other transactions contemplated by the arrangement agreement are subject to certain conditions, including conditions with respect to approval of the arrangement resolution by Tim Hortons shareholders; approval by the Ontario court; accuracy of representations and warranties of the other party to the applicable standard provided by the arrangement agreement; no fact, circumstance, change, effect or event occurring that had or would reasonably be expected to have a material adverse effect on Tim Hortons or Burger King Worldwide; compliance by the other party with its covenants in the arrangement agreement in all material respects; all required regulatory approvals being obtained and remaining in full force and effect and applicable waiting or suspensory periods relating to the required regulatory approvals having expired or been terminated, in each case without the imposition of a restraint; the approval of the NYSE for listing (subject only to official notice of issuance) and the conditional approval by the TSX (subject only to customary listing conditions) of the Holdings common shares to be issued in the merger and the arrangement; the conditional approval by the TSX (subject only to customary listing conditions) of Partnership exchangeable units to be issued in the merger; and the effectiveness of the registration statement of which this joint information statement/circular forms a part, as well as other customary closing conditions. The only condition to the closing of the merger is the closing of the arrangement. Accordingly, if the arrangement is completed, the parties will also be obligated to consummate the merger. See “The Arrangement Agreement—Conditions to the Completion of the Arrangement and the Merger.”

Q: What will be the relationship between Holdings, Partnership, Burger King Worldwide and Tim Hortons after the transactions?

A: Burger King Worldwide and Tim Hortons will both survive the transactions as indirect subsidiaries of Partnership and Holdings. Holdings will act as the general partner of Partnership and will own a majority interest (by vote and value) in Partnership represented by common units and preferred units of Partnership which will entitle Holdings to distributions from Partnership that generally correspond to dividends and distributions that are paid by Holdings in respect of common shares and preferred shares of Holdings that are issued and outstanding from time to time. The balance of the partnership units of Partnership will initially be held by the former holders of Burger King Worldwide common stock in the form of newly issued Partnership exchangeable units.

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Q: Where will Holdings and Partnership be headquartered after consummation of the transactions?

A: Following the consummation of the transactions, the headquarters of each of Holdings and Partnership will be in Canada. Among the factors considered in the decision to headquarter Holdings and Partnership in Canada were the fact that Canada will represent the combined company’s largest market in terms of revenue and the acknowledgement of the Tim Hortons board of directors that it was one of its “core principles” to support the arrangement (as described in more detail in the section “Recommendation of Tim Hortons Board of Directors; Tim Hortons Reasons for the Arrangement” beginning on page 93 of the attached joint information statement/circular).

Q: What is the amount of financing to be incurred in connection with the transactions?

A: Subsidiaries of Holdings have entered into a credit agreement which provides for up to $7.25 billion of senior secured facilities (not all of which is expected to be drawn at the closing of the transactions and $6.75 billion of which has been funded into escrow pending the consummation of the transactions). Subsidiaries of Holdings have also entered into an indenture in connection with the issuance and sale of senior secured second lien notes in an aggregate principal amount of $2.25 billion, and proceeds from the issuance of such notes were deposited into escrow pending the consummation of the transactions. In addition, Burger King Worldwide expects to finance the transactions through a $3 billion preferred equity issuance by Holdings to Berkshire. See “The Transactions—Financing for the Transactions.”

Q: Did the Tim Hortons board of directors consider any risks or potentially negative factors in determining that the arrangement was in the best interests of Tim Hortons?

A: Yes. In the course of its deliberations, the Tim Hortons board of directors considered a variety of risks and other potentially negative factors including, among others, the following:

•	the exchange ratio is fixed and will not be adjusted to reflect any fluctuations in the price of the Burger King Worldwide common stock or Tim Hortons common shares prior to the effective time of the arrangement;

•	the risk that the interests of 3G Capital, which will control approximately 48% of the voting power of Holdings following the closing of the transactions, may not always be aligned with the interests of former Tim Hortons shareholders and the other Burger King Worldwide stockholders and that it may exercise its voting rights in a manner that may be adverse to the interests of such shareholders;

•	the risk that Holdings’ substantial leverage and debt service obligations after giving effect to the transactions could adversely affect Holdings’ business, including by increasing Holdings’ vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions; and

•	the challenges posed by the common ownership of two business enterprises of the size and scope of Burger King Worldwide and Tim Hortons, including the possibility that the anticipated benefits sought to be obtained from the arrangement might not be achieved in the timeframe contemplated or at all or that the other numerous risks and uncertainties which could adversely affect Burger King Worldwide’s or Tim Hortons operating results would materialize.

For additional information with respect to the risks and potentially negative factors considered by the Tim Hortons board of directors, see “The Transactions—Tim Hortons Reasons for the Recommendation.”

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Questions and Answers for Burger King Worldwide Stockholders

Q: Why am I receiving this joint information statement/circular?

A: This document is also an information statement which is being delivered to Burger King Worldwide stockholders. In order to complete the merger, Burger King Worldwide stockholders must adopt the arrangement agreement and approve the transactions contemplated thereby. A Burger King Worldwide stockholder, 3G, which owns a sufficient number of shares of Burger King Worldwide common stock, has entered into a voting agreement with Tim Hortons, which we refer to as the “voting agreement”, pursuant to which 3G committed to deliver a written consent adopting the arrangement agreement and approving the transactions. A form of the written consent to be delivered by 3G is attached to this joint information statement/circular as Annex J (the “3G written consent”). At the time the 3G written consent is delivered, it will constitute the only Burger King Worldwide stockholder approval required to approve the merger and adopt the arrangement agreement. Accordingly, your vote is not required and Burger King Worldwide is not asking you for a proxy. However, applicable provisions of Delaware law and certain securities regulations require us to provide you with information regarding the merger even though your vote or consent is neither required nor requested to adopt the arrangement agreement or complete the transactions contemplated thereby, including the merger.

Q: Is the approval of Burger King Worldwide stockholders necessary to adopt the merger? Why am I not being asked to vote on the merger?

A: Delaware law and Burger King Worldwide’s organizational documents allow Burger King Worldwide’s stockholders to act by written consent instead of holding a meeting. At the time the 3G written consent is delivered, a sufficient number of Burger King Worldwide stockholders will have approved the merger and adopted the arrangement agreement. Therefore, Burger King Worldwide will not need to hold a special meeting and no vote is required on your part. We are not asking you for a proxy, and you are requested not to send us a proxy. You will, however, be able to make an election to receive only Partnership exchangeable units in the merger if you so choose, subject to proration as provided in the arrangement agreement and as described below.

Q: What will I receive in the merger?

A: At the effective time of the merger, each share of Burger King Worldwide common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.99 newly issued Holdings common shares and 0.01 newly issued Partnership exchangeable units, subject to proration as provided in the arrangement agreement and as described in this joint information statement/circular.

A Burger King Worldwide stockholder may, however, make an election to receive consideration solely in the form of Partnership exchangeable units (which we refer to as an “exchangeable election”), in which case each share of Burger King Worldwide common stock for which such election has been made will be converted into the right to receive one Partnership exchangeable unit, subject to proration as provided in the arrangement agreement and as described in this joint information statement/circular.

Holdings common shares and Partnership exchangeable units issuable in the merger will be direct registration system shares and units and will not be represented by certificates after the merger is effected. As such, your ownership of Holdings common shares and Partnership exchangeable units, as applicable, will be recorded in book entry form if you are currently a registered holder by Holdings’ transfer agent, or by your broker if you are currently a beneficial holder, with no need for any additional action your part.

For additional information regarding the election and proration procedures see “The Transactions—Election and Proration Procedures; Exchange of Shares of Burger King Worldwide Common Stock.” We refer to the right to receive a mix of Holdings common shares and Partnership exchangeable units in connection with the merger as the “Holdings consideration” in this joint information statement/circular. We refer to the right of a Burger King Worldwide stockholder who has made an exchangeable election to receive solely Partnership exchangeable units in connection with the merger as “exchangeable unit consideration” in this joint information statement/

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circular. We refer to the consideration to be received by a holder of Burger King Worldwide common stock in the merger, whether in the form of the Holdings consideration or the exchangeable unit consideration as the “merger consideration” in this joint information statement/circular.

Q: How do I make an election to receive only Partnership exchangeable units in the merger?

A: Each Burger King Worldwide stockholder is being sent an election form and letter of transmittal. You must properly complete and deliver to the merger exchange agent the election materials, together with your stock certificates if you hold stock certificates for your shares of Burger King Worldwide common stock or an agent’s message or other evidence of transfer satisfactory to the merger exchange agent if you hold your shares of Burger King Worldwide common stock in book entry form. Your election form will not be deemed properly completed if you fail to deliver such stock certificates, agent’s message or other evidence of transfer to the merger exchange agent. A return envelope will be enclosed for submitting the election form and required materials to the merger exchange agent.

If your shares of Burger King Worldwide common stock are held in a brokerage or other custodial account, you should receive instructions from the entity which holds your shares advising you of the procedures for making your exchangeable election and delivering your shares. If you do not receive these instructions, you should contact the entity which holds your shares.

In the event the arrangement agreement is terminated, any Burger King Worldwide stock certificates that you previously sent to the merger exchange agent will be promptly returned to you without charge. For additional information about how to make an exchangeable election, see “The Transactions—Election and Proration Procedures; Exchange of Shares of Burger King Worldwide Common Stock.”

Q: Can I make one election for some of my shares and another election for the rest?

A: Yes. Each election form permits the holder to specify the number of such holder’s shares of Burger King Worldwide common stock with respect to which such holder makes an Partnership exchangeable election. Such election will be honored, subject to the proration procedures with respect to the Partnership exchangeable units described in this joint information statement/circular. For additional information about how to make an exchangeable election, see “The Transactions—Election and Proration Procedures; Exchange of Shares of Burger King Worldwide Common Stock.”

Q: Does the Burger King Worldwide board of directors recommend that a Burger King Worldwide stockholder make an exchangeable election?

A: The Burger King Worldwide board of directors makes no recommendation as to whether any stockholder should make an exchangeable election.

Q: Is 3G making an exchangeable election?

A: Pursuant to the voting agreement, 3G agreed with Tim Hortons that it would make an exchangeable election with respect to all shares of Burger King Worldwide common stock that it holds. However, each Burger King Worldwide stockholder’s determination to make an exchangeable election is a purely voluntary decision and 3G’s commitment to make such election is not, nor should it be viewed as, a recommendation to make an exchangeable election to any other Burger King Worldwide stockholder.

Q: Will each Burger King Worldwide stockholder who makes an exchangeable election be entitled to receive Partnership exchangeable units?

A: The election to receive the Partnership exchangeable unit consideration will be subject to allocation procedures designed to ensure that the fair market value of Holdings’ interest in Partnership is no less than 50.1%

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of the fair market value of all equity interests in Partnership as of the date on which the transactions are completed. If exchangeable elections are made by a number of Burger King Worldwide stockholders that would result in such former Burger King Worldwide stockholders owning Partnership exchangeable units that represent more than 49.9% of the fair market value of Partnership, then each Burger King Worldwide stockholder will be entitled to receive Partnership exchangeable units subject to the proration procedures described below.

If the aggregate number of Partnership exchangeable units that would be issued to Burger King Worldwide stockholders after taking into account all exchangeable elections made would represent a value in excess of 49.9% of the fair market value of all equity interests in Partnership, then a proration factor will be determined to ensure that Holdings maintains ownership of 50.1% of the fair market value of Partnership. Each holder of Burger King Worldwide common stock will receive Partnership exchangeable units equal to (a) the number of Partnership exchangeable units such stockholder would have received if no proration were applicable (the “non-prorated exchangeable units”) multiplied by (b) the proration factor. We refer to the number of units a Burger King Worldwide stockholder receives following proration as the “prorated exchangeable units”). Such stockholder will then receive a number of additional Holdings common shares equal to the difference between the number of Partnership exchangeable units such stockholder would have received if no proration were applicable (the “non-prorated exchangeable units”) and the prorated exchangeable units.

For more information regarding the proration of exchangeable elections, see “The Transactions—Election and Proration Procedures; Exchange of Shares of Burger King Worldwide Common Stock.”

Q: Can I sell my shares of Burger King Worldwide common stock after I submit an election form?

A: Under the terms of the arrangement agreement, in the event you make an exchangeable election, you will be required to deliver to the merger exchange agent the stock certificates evidencing your shares or an agent’s message or other evidence of transfer of the shares of Burger King Worldwide common stock to be converted into Partnership exchangeable units, in each case together with a properly completed and executed election form. In order to make a valid exchangeable election, you must deliver the stock certificates or an agent’s message or other evidence of transfer of the shares of Burger King Worldwide common stock and a duly completed and executed election form on or before the election deadline, which is the business day that is three business days prior to the anticipated closing date of the transactions. Accordingly, there may be a period of up to three business days between the election deadline and the date the merger is completed.

During the period from the date upon which you submit your election form until the closing of the merger, you will not be able to sell or otherwise transfer any shares of Burger King Worldwide common stock subject to the exchangeable election. However, if you revoke your exchangeable election with respect to any of your shares of Burger King Worldwide common stock prior to the election deadline, you will only be able to sell those shares following the return to you of the stock certificates evidencing those shares if there is sufficient time for the sale to be completed prior to the closing of the merger unless a subsequent exchangeable election is made prior to the election deadline that is not revoked.

Q: Will Partnership exchangeable units be listed on an exchange?

A: It is a condition to the completion of the transactions that the Partnership exchangeable units issued as merger consideration in the merger be conditionally approved for listing for trading on the TSX subject only to the satisfaction of customary listing conditions of the TSX. Partnership has applied to list the Partnership exchangeable units to be issued or made issuable pursuant to the merger on the TSX.

Q: Will holders of Partnership exchangeable units be entitled to receive dividends?

A: The Partnership exchangeable units will be subject to the terms of the partnership agreement. Pursuant to the terms of the partnership agreement, each Partnership exchangeable unit will be entitled to distributions from Partnership in an amount equal to any dividends or distributions that shall have been declared and be payable in

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respect of a common share of Holdings. For additional information regarding dividends payable to holders of Partnership exchangeable units, see “Post-Transactions Organizational Structure—Description of the Partnership Exchangeable Units.”

Q: Will holders of Partnership exchangeable units be entitled to vote with respect to matters presented to Holdings shareholders?

A: Yes. Each Partnership exchangeable unit holder will have the benefit of a voting trust agreement to be entered into by and among Partnership, Holdings and a trustee to be agreed upon by Burger King Worldwide and Holdings (whom we refer to as the “trustee”). The trustee will hold a special voting share in Holdings (the “special voting share”) that entitles the trustee to a number of votes equal to the number of Partnership exchangeable units outstanding. Pursuant to the terms of the voting trust agreement, the holders of Partnership exchangeable units can direct the trustee, as their proxy, to vote on their behalf in substantially all votes that are presented to the common shareholders of Holdings.

Q: Will Partnership exchangeable units be exchangeable for Holdings common shares?

A: From and after the one-year anniversary of the closing date of the transactions, each holder of a Partnership exchangeable unit will have the right to require Partnership to exchange all or any portion of such holder’s Partnership exchangeable units for Holdings common shares at a ratio of one Holdings common share for each Partnership exchangeable unit, subject to the right of Holdings, in its capacity as the general partner of Partnership, to cause Partnership to repurchase the Partnership exchangeable units for cash (in an amount determined in accordance with the terms of the partnership agreement). Prior to the one-year anniversary of the closing of the transactions, holders of Partnership exchangeable units may not require Partnership to exchange their Partnership exchangeable units. If a holder of Partnership exchangeable units determines to exercise its exchange right with respect to such units, Holdings has the option, in its sole discretion, to deliver either Holdings’ common shares or the cash equivalent thereof. Accordingly, there can be no assurance that a holder of Partnership exchangeable units will be able to maintain its investment in Holdings’ business following any such exercise. For additional information about how to exchange Partnership exchangeable units, see “Post-Transactions Organizational Structure—Description of the Partnership Exchangeable Units”.

Q: What will happen to my Burger King Worldwide equity-based awards in the merger?

A: At the effective time of the merger, each outstanding Burger King Worldwide option will be converted into the right to receive, on the same terms and conditions as were applicable under the award agreement issued in connection with such Burger King Worldwide option (including with respect to vesting and exercise price), an option to acquire common shares from Holdings in respect of the same number of Holdings common shares as were subject to the underlying Burger King Worldwide option. At the effective time of the merger, each outstanding restricted stock unit will be converted into the right to receive, on the same terms and conditions as were applicable under such Burger King Worldwide restricted stock unit (including with respect to vesting), a restricted stock unit with respect to the same number of Holdings common shares as were subject to the underlying Burger King Worldwide restricted stock unit.

Q: What will happen to future dividends or distributions with respect to shares of Burger King Worldwide common stock?

A: Burger King Worldwide agreed that, beginning as of the date of the arrangement agreement, August 26, 2014, it will not and will not permit any of its subsidiaries to, without the prior written consent of Tim Hortons, make any dividend payments or distributions in respect of the Burger King Worldwide common stock other than routine quarterly cash dividends.

Holdings’ decision as to whether or not to pay dividends on its common shares in the future, and if so, in what amount, will be made by Holdings’ board of directors and will depend on, among other factors, Holdings’ cash requirements, financial condition, restrictions imposed by its debt instruments, earnings and legal considerations.

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No dividends or other distributions with respect to Holdings common shares or Partnership exchangeable units with a record date following the effective time of the merger will be paid to any former holder of shares of Burger King Worldwide common stock until such shares are surrendered to the merger exchange agent. Following surrender of such shares, the record holder of such shares of Burger King Worldwide common stock will be paid the amount of dividends or distributions (without interest) with a record date on or after the effective time of the merger that were not previously paid to such holder.

For additional information on dividends, see “The Transactions—Distributions with respect to Unexchanged Tim Hortons Common Shares and Shares of Burger King Worldwide Common Stock”.

Q: What are Burger King Worldwide’s reasons for the transactions?

A: The Burger King Worldwide board of directors considered many factors in making its determination that the arrangement agreement and the transactions contemplated thereby (including the merger), were fair and reasonable and in the best interests of Burger King Worldwide and Burger King Worldwide’s stockholders. The factors considered by the Burger King Worldwide board of directors in making such determination included, among others, the fact that the combined company would be the third largest global QSR chain while permitting the parties to maintain two separate iconic and profitable brands; the synergies that are anticipated to be recognized by the combined company; the anticipated market capitalization and liquidity; the capital structure of the combined company; and the financial strength of Tim Hortons. For a more complete discussion of these factors, see “The Transactions—Burger King Worldwide’s Reasons for the Merger”.

In considering the recommendation of the board of directors of Burger King Worldwide and its reasons for the transactions, you should be aware that certain executive officers and all of the directors of Burger King Worldwide will have interests in the transactions that may be different from, or in addition to, the interests of Burger King Worldwide’s stockholders generally. In particular, stockholders should be aware that each of the members of the Burger King Worldwide board of directors is expected to serve as a director on the Holdings board of directors. In addition, certain members of Burger King Worldwide’s senior management team may be a part of the senior management of Holdings after closing of the transactions and may be entitled to receive compensation in such capacity. Both officers and directors of Burger King Worldwide will be entitled to ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Holdings. See “The Transactions—Interests of Certain Persons related to Tim Hortons in the Transactions” and “The Transactions—Interests of Certain Persons related to Burger King Worldwide in the Transactions.”

Q: What are the potentially negative factors relating to the transactions considered by the Burger King Worldwide board of directors in considering the transactions?

A: In addition to considering many of the positive attributes of the transactions, the Burger King Worldwide board of directors also considered potentially negative factors before determining that the transactions were in the best interests of Burger King Worldwide and its stockholders. These potentially negative factors included, among others, the fact that there is a fixed exchange ratio that will not be adjusted to reflect the trading prices of the parties’ publicly traded common equity and the potential disruption to Burger King Worldwide’s business that could result from the announcement of the transactions. For a more complete discussion of these factors, see “The Transactions—Burger King Worldwide’s Reasons for the Merger”.

Q: Has the Burger King Worldwide board of directors unanimously approved the arrangement agreement and the transactions contemplated thereby?

A: After careful consideration, the Burger King Worldwide board of directors has unanimously (i) approved and declared advisable the arrangement agreement and the transactions contemplated by the arrangement agreement, including the arrangement and the merger, (ii) determined that the arrangement agreement and such transactions are fair to, and in the best interests of, the Burger King Worldwide stockholders, and (iii) resolved to recommend that the Burger King Worldwide stockholders adopt the arrangement agreement, in each case upon the terms and subject to the conditions of the agreement.

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Q: What are the U.S. federal income tax consequences of the transactions to holders of Burger King Worldwide common stock?

A: It is intended that the receipt of Partnership exchangeable units pursuant to the merger will qualify as an exchange within the meaning of section 721 of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. Under such treatment, to the extent a Burger King Worldwide stockholder receives Partnership units, a U.S. holder (as defined on page 152 of this joint information statement/circular) should recognize gain in a taxable exchange in an amount equal to the excess, if any, of (i) the fair market value of the interest in the Holdings Voting Trust received in the exchange, over (ii) a pro rata portion (based on the relative values of the Holdings voting shares and Partnership units received by such holder) of the holder’s aggregate adjusted tax basis in the Burger King Worldwide stock exchanged for Partnership units. The value of an interest in the Holdings Voting Trust is expected to be nominal. See “The Transactions—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—Burger King Worldwide Stockholders Receiving Partnership Units.”

It is intended that the merger, taken together with the arrangement, qualify as a transaction described in section 351 of the Code. Under such treatment, to the extent a Burger King Worldwide stockholder receives Holdings common shares, U.S. holders of Burger King Worldwide stock will be required to recognize gain (but not loss) on their exchange of Burger King Worldwide stock for Holdings common shares in the merger. The amount of gain recognized should equal the excess, if any, of the fair market value of Holdings common shares received in the merger over the U.S. holder’s adjusted tax basis in the Burger King Worldwide stock exchanged therefor. Such gain or loss must be determined separately for separate blocks of Burger King Worldwide stock (i.e., stock acquired at different times or prices). Thus, if a U.S. holder transfers some Burger King Worldwide stock on which gains are realized and other Burger King Worldwide stock on which losses are realized, the U.S. holder may not net the losses against the gains to determine the amount of gain recognized. See “The Transactions—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—Burger King Worldwide Stockholders Receiving Holdings Common Shares.”

Non-U.S. holders (as defined on page 152 of this joint information statement/circular) of Burger King Worldwide generally will not be subject to U.S. federal income tax on any gain recognized on the transactions unless the gain is effectively connected with a U.S. trade or business of such non-U.S. holder (or, if an income tax treaty applies, is attributable to a United States “permanent establishment”) or such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met. See “The Transactions—Material U.S. Federal Income Tax Considerations for Non-U.S. Holders—The Transactions.”

Q: What are the Canadian federal income tax consequences of the transactions to holders of Burger King Worldwide common stock?

A: A Burger King Worldwide stockholder who is resident in Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and holds Burger King Worldwide common stock as capital property will realize a capital gain (or capital loss) on the merger equal to the amount by which the sum of the fair market value, at the time of the merger, of the Partnership exchangeable units and any Holdings common shares received in exchange for such stockholder’s Burger King Worldwide common stock and any cash received in lieu of a fractional Partnership exchangeable unit or Holdings common share, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to such shareholder of such Burger King Worldwide common stock.

Generally, a Burger King Worldwide stockholder who is not resident in Canada for purposes of the Income Tax Act (Canada) will not be subject to tax under the Tax Act in respect of any capital gain realized on the exchange of Burger King Worldwide common stock for Partnership exchangeable units and any Holdings common shares.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “The Transactions—

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Material Canadian Federal Income Tax Consequences of the Transactions”. Burger King Worldwide stockholders are urged to consult their own tax and legal advisors to determine the particular tax consequences to them of the merger.

Q: Will appraisal rights be available for dissenting Burger King Worldwide stockholders?

A: No. There are no appraisal rights available to Burger King Worldwide stockholders in connection with the merger.

Q: What do I need to do now?

A: Carefully read and consider the information contained in, and incorporated by reference into, this joint information statement/circular, including its Annexes. If after reviewing all such information you decide to make a Partnership exchangeable election, you must properly complete and deliver to the merger exchange agent the election materials prior to the election deadline.

Q: Should I send certificates representing shares of Burger King Worldwide common stock now?

A: Unless you are submitting an election form to make a Partnership exchangeable election, please do not send any stock certificates or documents representing your ownership of Burger King Worldwide common stock at this time. If the transactions are consummated, you will receive a subsequent letter explaining what to do with your stock certificates.

Q: Who can help answer my questions?

A: Burger King Worldwide stockholders who have questions about the merger or desire additional copies of this joint information statement/circular should contact:

Investor Relations

(305) 378-7696

investor@whopper.com

Questions and Answers for Tim Hortons Shareholders

Q. Why am I receiving this joint information statement/circular?

A: This document is being delivered to Tim Hortons shareholders as a management proxy circular in connection with the solicitation of proxies by or on behalf of the management of Tim Hortons in connection with the arrangement. In order to complete the arrangement, Tim Hortons shareholders must approve the arrangement resolution. Tim Hortons will hold a special meeting of its shareholders to obtain this approval.

Q: What are the proposals on which I am being asked to vote in my capacity as a Tim Hortons shareholder?

A: At the Tim Hortons special meeting, Tim Hortons shareholders will vote on the arrangement resolution, to approve an arrangement under section 192 of the CBCA.

The Tim Hortons board of directors recommends that Tim Hortons shareholders vote their shares “FOR” approval of the arrangement resolution.

Q: What will I receive in the arrangement?

A: If the arrangement is completed, at the effective time of the arrangement each holder of a common share of Tim Hortons will be entitled to receive C$65.50 in cash and 0.8025 newly issued Holdings common shares (the

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“arrangement mixed consideration”) in exchange for each common share of Tim Hortons held by such shareholder, other than shareholders who (a) make an election to receive cash (a “cash election”), who will be entitled to receive C$88.50 in cash in exchange for each Tim Hortons common share held by such shareholder, subject to proration as described in this joint information statement/circular (the “arrangement cash consideration”) or (b) make an election to receive Holdings common shares (a “shares election”), who will be entitled to receive 3.0879 newly issued Holdings common shares in exchange for each share of Tim Hortons held by such shareholder, subject to proration as described in this joint information statement/circular (the “arrangement shares consideration”).

Holdings common shares issuable in the arrangement will be direct registration system shares and will not be represented by certificates after the arrangement is effected. As such, your ownership of Holdings common shares will be recorded in book entry form if you are currently a registered holder by Holdings’ transfer agent, or by your broker if you are currently a beneficial holder, with no need for any additional action on your part.

References to the “arrangement consideration” in this joint information statement/circular mean the consideration to be received by a holder of Tim Hortons common shares in the arrangement, whether in the form of mixed consideration, cash or Holdings common shares. We refer to the election to receive the arrangement mixed consideration, the cash election or the shares election as the “arrangement election” in this joint information statement/circular.

Q: What is the value of the arrangement consideration?

A: Based upon the closing price of shares of Burger King Worldwide common stock as of August 22, 2014, the last trading day before the public announcement of the negotiations between Burger King Worldwide and Tim Hortons, the arrangement mixed consideration values each Tim Hortons common share at approximately C$89.39, which is calculated as the sum of (i) C$65.50, which is the cash portion of the consideration to be paid to Tim Hortons shareholders and (ii) C$23.89, which is the closing price in U.S. dollars of a share of Burger King Worldwide common stock as of such date multiplied by the exchange ratio of 0.8025 multipled by a USD/CAD noon exchange rate of 1.0980 reported by the Bank of Canada as of August 25, 2014. Tim Hortons shareholders may elect to receive C$88.50 in cash (the arrangement cash consideration) or 3.0879 Holdings common shares (the arrangement shares consideration) instead of receiving the arrangement mixed consideration.

Q: How do I make a cash election or a shares election in the arrangement?

A: Each registered Tim Hortons shareholder is being sent an election form and letter of transmittal. A return envelope will be enclosed for submitting the election form and the letter of transmittal to the arrangement exchange agent.

If your shares are held in a brokerage or other custodial account, you should receive instructions from the entity which holds your shares advising you of the procedures for making your election and delivering your shares. If you do not receive these instructions, you should contact the entity which holds your shares.

If you fail to make a proper election by the election deadline, you will be deemed to have elected to receive the arrangement mixed consideration in respect of your Tim Hortons common shares. See “The Transactions—Election and Proration Procedures; Procedures for Converting Tim Hortons Common Shares into Arrangement Consideration; Dissenter’s Rights; Withholding Rights.”

Q: Can I make one election for some of my shares and another election for the rest?

A: Yes. Each election form permits the holder to specify the number of such holder’s Tim Hortons common shares with respect to which such holder makes a cash election or a shares election. Such election will be honored, subject to the adjustments with respect to such elections described in this joint information statement/circular.

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Q: Does the Tim Hortons board of directors recommend that a Tim Hortons shareholder make a cash election or shares election?

A: The Tim Hortons board of directors makes no recommendation as to whether any shareholder should make a cash election or shares election.

Q: Will each Tim Hortons shareholder who makes a cash election or shares election be entitled to receive solely cash or solely Holdings common shares elected?

A: Not necessarily. Tim Hortons shareholders who elect to receive the arrangement cash consideration or the arrangement shares consideration will be subject to proration as described in this joint information statement/circular so that the total amount of cash paid and the total number of Holdings common shares issued to Tim Hortons shareholders as a whole are equal to the total amount of cash and number of Holdings common shares that would have been paid and issued if all of Tim Hortons shareholders received the arrangement mixed consideration. If the cash election is oversubscribed, a Tim Hortons shareholder who makes a cash election will receive less cash and more Holdings common shares for each Tim Hortons common share than they elected. If the shares election is oversubscribed, a Tim Hortons shareholder who makes a shares election will receive more cash and fewer Holdings common shares for each Tim Hortons common share than they elected.

The mix of consideration payable to Tim Hortons shareholders who make the cash election or the shares election, after giving effect to the proration procedure, will not be known until Holdings tallies the results of the elections made by Tim Hortons shareholders, which will not occur until shortly prior to the closing of the arrangement.

See “The Transactions—Description of Preliminary Steps Prior to the Arrangement” and “The Transactions—Election and Proration Procedures; Procedures for Converting Tim Hortons Common Shares into Arrangement Consideration; Dissenter’s Rights; Withholding Rights”.

Q: Can I sell my Tim Hortons common shares after submitting an election form?

A: Under the terms of the plan of arrangement, in order to make an arrangement election, you will be required to deliver a properly completed and executed election form to the arrangement exchange agent on or before the election deadline, which is three business days prior to the anticipated effective date of the arrangement. Accordingly, there will be a period of time between the date a valid election has been received and the date the arrangement is completed. During the period from the date upon which you submit your election form until the closing of the arrangement, you will not be able to sell or otherwise transfer any Tim Hortons common shares subject to the arrangement election.

Any duly completed election form and letter of transmittal, once deposited with the exchange agent, will be irrevocable and may not be withdrawn by a Tim Hortons shareholder.

Q: What will happen to my Tim Hortons equity-based awards in the arrangement?

A: Under the arrangement, equity awards previously granted by Tim Hortons will be treated as follows:

Stock Options. Pursuant to the arrangement, each outstanding vested Tim Hortons stock option for which a Tim Hortons optionholder has executed a surrender form (a “surrendered Tim Hortons stock option”) will be surrendered and transferred to Tim Hortons in consideration for the issuance of the number of Tim Hortons common shares, rounded down to the nearest whole share, equal in value to the in-the-money value of such surrendered Tim Hortons stock option. The in-the-money value of the Tim Hortons stock option is the amount by which the fair market value of a Tim Hortons common share exceeds the exercise price of the Tim Hortons stock option. The surrendered Tim Hortons stock options will be terminated at the time of their surrender and Tim Hortons common shares issued in respect of such surrendered stock options will be treated as described below.

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Pursuant to the arrangement, each outstanding Tim Hortons stock option (and its tandem stock appreciation right), whether vested or unvested, that is not a surrendered Tim Hortons stock option will be exchanged for a stock option (with a tandem stock appreciation right) to acquire from Holdings a number of Holdings common shares equal to the product of: (a) the number of Tim Hortons common shares subject to such Tim Hortons stock option multiplied by (b) the exchange ratio of 3.0879 (and rounded down to the nearest whole number of Holdings common shares). The exercise price per Holdings common share of such Holdings stock option shall be equal to the quotient of: (a) the exercise price per Tim Hortons common share subject to the exchanged Tim Hortons stock option divided by (b) the exchange ratio of 3.0879 (with the aggregate exercise price being rounded up to the nearest whole cent), provided that the in-the-money value of such Holdings stock options immediately after the issuance of such Holdings stock options may not exceed the in-the-money value of the Tim Hortons stock options immediately prior to such issuance. Subject to the foregoing, each Holdings stock option will have the same terms and conditions as were applicable to the exchanged Tim Hortons stock option.

Restricted Stock Units and Performance Stock Units. Pursuant to the arrangement, all outstanding Tim Hortons restricted stock units and performance stock units will vest, with the number of performance stock units vesting determined based on the maximum or highest level achievable, and Tim Hortons common shares will be issued in full settlement of such awards on the basis of one Tim Hortons common share for each restricted stock unit or performance stock unit.

Tim Hortons common shares issued in consideration for surrendered Tim Hortons stock options or in settlement of restricted stock unit awards and performance stock unit awards will be transferred to Amalgamation Sub pursuant to the arrangement and the holders of such Tim Hortons common shares will be entitled to make an election in respect of the arrangement consideration to be received in consideration for such transfer.

Deferred Stock Units. At the effective time of the arrangement, all outstanding Tim Hortons deferred stock units will ordinarily vest in accordance with the plan terms of the Tim Hortons deferred stock units, or DSUs, and require settlement as the director will cease to serve in such capacity for Tim Hortons. Each DSU will be settled for the value of C$65.50 plus the value of 0.8025 newly issued common shares of Holdings (with the value determined based on the opening price of a common share of Holdings on the TSX on the first trading day following the effective time of the arrangement).

Q: What will happen to my future dividends or distributions?

A: As of the date of the arrangement agreement, August 26, 2014, Tim Hortons agreed that it will generally not and will not permit any of its subsidiaries to, without the prior written consent of Burger King Worldwide, make any dividend payments or distributions in respect of the Tim Hortons common shares or the equity interests of its subsidiaries other than for dividends consistent with past practices provided that such dividend is in an amount not to exceed C$0.32 per Tim Hortons common share. If any dividend is paid in excess of C$0.32 per Tim Hortons common share, then Tim Hortons and Burger King Worldwide have agreed to adjust the cash portion of the arrangement mixed consideration payable to Tim Hortons shareholders to reflect the original intention of Tim Hortons and Burger King Worldwide.

No dividends or other distributions with respect to Holdings common shares with a record date following the effective time of the arrangement will be paid to any former holder of shares of Tim Hortons common shares until such shareholder submits its election form and letter of transmittal to the arrangement exchange agent. Following surrender of such shares, the record holder of shares of Tim Hortons common shares will be paid the amount of dividends or distributions (without interest) with a record date on or after the effective time of the arrangement that were not previously paid to such holder. For additional information on dividends, see “The Transactions—Distributions with respect to Unexchanged Tim Hortons Common Shares and Shares of Burger King Worldwide Common Stock”. For additional information about how to submit your election form and letter of transmittal, see “The Transactions—Election and Proration Procedures; Exchange of Shares of Burger King Worldwide Common Stock”.

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Q: What vote is required to approve the arrangement resolution?

A: The arrangement resolution requires the affirmative vote of at least 66 2⁄3% of the votes cast on the arrangement resolution by Tim Hortons shareholders present in person or represented by proxy at the Tim Hortons special meeting.

Q: When and where will the Tim Hortons shareholder meetings be held?

A: The Tim Hortons special meeting will be held at the Tim Hortons Innovation Centre, 226 Wyecroft Road, Oakville, Ontario, Canada, L6K 3S3 on Tuesday, December 9, 2014 at 10:00 a.m. (Toronto time).

Q: Who is entitled to attend the Tim Hortons special meeting?

A: All Tim Hortons shareholders are invited to attend the Tim Hortons special meeting, including registered and beneficial shareholders of Tim Hortons.

Q: Who is entitled to vote at the Tim Hortons special meeting?

A: Only Tim Hortons shareholders of record as of the record date for the Tim Hortons special meeting and their duly appointed proxies are entitled to vote at the Tim Hortons special meeting.

Tim Hortons has fixed November 3, 2014 as the record date for the Tim Hortons special meeting, which we refer to in this joint information statement/circular as the “Tim Hortons record date”. If you were a Tim Hortons shareholder as of the close of business on such date, you are entitled to vote on matters that come before the Tim Hortons special meeting.

Q: How many votes do I have?

A: Each Tim Hortons common share represented in person or by proxy at the meeting is entitled to one vote, other than Tim Hortons common shares held by the TDL RSU Employee Benefit Plan Trust. Tim Hortons had [—] Tim Hortons common shares issued and outstanding at the close of business on the Tim Hortons record date. Of this total, [—] Tim Hortons common shares are entitled to vote at the Tim Hortons special meeting while the remaining [—] Tim Hortons common shares held by The TDL RSU Employee Benefit Plan Trust are not. On a vote by show of hands, every registered shareholder and duly appointed proxyholder present in person has one vote. There are no other classes of voting securities other than the Tim Hortons common shares.

Q: How do I vote?

A: First, determine whether you are a registered shareholder or a beneficial shareholder of Tim Hortons common shares. You are a registered shareholder of Tim Hortons if your Tim Hortons common shares are registered in your name, as opposed to being held through a broker or other intermediary, which we refer to in this joint information statement/circular as an “intermediary”).

If you are a registered shareholder, you may vote in any of the following ways:

•	By phone—Call toll free (866) 732-VOTE (8683) from a touchtone phone and follow the instructions;

•	On the internet—Go to www.investorvote.com and follow the instructions on the screen;

•	By mail—Complete the proxy form, sign and date it, and mail it in the postage-paid envelope provided; or

•	In person—Check in with a Computershare Trust Company of Canada (“Computershare”) representative when you arrive at the Tim Hortons special meeting and be sure to bring government-issued picture identification.

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If you are a beneficial Tim Hortons shareholder, you may vote in any of the following ways:

•	By phone—Follow the instructions on the voting instruction form provided by your intermediary;

•	On the internet—Go to www.proxyvote.com and follow the instructions on the screen;

•	By mail—Complete the voting instruction form, sign and date it, and mail it in the return envelope provided as soon as possible, so your intermediary receives the form in time to carry out your instructions; or

•	In person—The voting instruction form provided by your intermediary will provide instructions on how you may vote in person at the Tim Hortons special meeting. The following is a general summary of the most common alternatives provided by intermediaries:

•	The instructions provided by your intermediary may permit you to vote in person at the Tim Hortons special meeting by appointing yourself as proxyholder for your Tim Hortons common shares by printing your own name in the space provided, signing the form and NOT indicating your voting instructions. If you do so, send the form to your intermediary as soon as possible to give your intermediary enough time to act on your instructions. Computershare must receive instructions through your intermediary before midnight (Toronto time) on December 5, 2014 (the second business day before the Tim Hortons special meeting), or if the Tim Hortons special meeting is postponed or adjourned, before midnight (Toronto time) on the business day before the Tim Hortons special meeting is reconvened.

•	Alternatively, the instructions provided by your intermediary may state that in order to vote in person at the Tim Hortons special meeting, you must indicate on the voting instruction form that you want to receive a proxy form, sign and date it, and send the completed voting instruction form to your intermediary as soon as possible. You should then receive a proxy form from your intermediary, which you will need to complete, appointing yourself as proxyholder. Sign and date the proxy form and send it as soon as possible to Computershare in the envelope provided. Computershare must receive the properly completed proxy form by midnight (Toronto time) on December 5, 2014 (the second business day before the Tim Hortons special meeting), or if the Tim Hortons special meeting is postponed or adjourned, before midnight (Toronto time) on the business day before the Tim Hortons special meeting is reconvened.

Canadian securities laws require brokers and other intermediaries to seek voting instructions from beneficial shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by beneficial shareholders in order to ensure that their Tim Hortons common shares are voted at the Tim Hortons special meeting. The voting instruction form supplied to a beneficial shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by Tim Hortons. However, its purpose is limited to instructing the registered shareholder (i.e., the intermediary or agent of the intermediary) how to vote on behalf of the beneficial shareholder. A beneficial shareholder who receives a voting instruction form from its broker or other intermediary cannot use that form to vote Tim Hortons common shares directly at the Tim Hortons special meeting. The voting instruction form must be returned to your broker or other intermediary (or instructions respecting the voting of Tim Hortons common shares must otherwise be communicated to your broker or other intermediary) well in advance of the Tim Hortons special meeting in order to have the Tim Hortons common shares voted. If you have any questions respecting the voting of Tim Hortons common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

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Q: My shares are held in “street name” by my broker, or I am a beneficial shareholder. Will my intermediary automatically vote my shares for me?

A: If you are a beneficial shareholder of Tim Hortons and your intermediary (i) does not have discretionary authority to vote your Tim Hortons common shares on a particular matter and has not received instructions from you on how to vote, or (ii) does have discretionary authority but has not received proper instructions from you and cannot vote your Tim Hortons common shares as a result, then your votes will not be cast. In such cases, the intermediary simply declines to vote your Tim Hortons common shares. As a result of restrictions under the CBCA and rules governing members of the NYSE, your intermediary cannot vote your Tim Hortons common shares on a discretionary basis if you do not provide proper voting instructions.

If abstentions are received by the scrutineer, they will only be counted for determining whether or not Tim Hortons has a quorum. Abstentions are not counted towards shareholder votes on any matter described in this joint information statement/circular.

Q: What will happen if I return my form of proxy or voting instruction form without indicating how to vote?

A: Proxyholders must vote Tim Hortons common shares according to the instructions given to them by Tim Hortons shareholders. If you, as a Tim Hortons shareholder, do not specify your voting instructions, your proxyholder can vote as he/she sees fit. If you do not specify your voting instructions and you have appointed Tim Hortons representatives appointed by the Tim Hortons board of directors to act as your proxyholder, they will vote for approving the arrangement resolution.

Proxyholders have the authority to vote as he/she sees fit with respect to any other matters that properly come before the Tim Hortons special meeting and with respect to any amendments to the matters identified in the notice of meeting or any adjournment or postponement thereof, whether or not the amendment or other matter that comes before the Tim Hortons special meeting is or is not routine and whether or not the amendment or other matter that comes before the Tim Hortons special meeting is contested. As of the date of this joint information statement/circular, Tim Hortons is not aware of any items to be brought before the Tim Hortons special meeting that are not described in this joint information statement/circular.

Q: What constitutes a quorum?

A: A quorum for Tim Hortons is the presence, in person or by proxy, at the opening of the Tim Hortons special meeting of a minimum number of at least five Tim Hortons shareholders holding, in the aggregate, at least 51% of the outstanding Tim Hortons common shares as of the Tim Hortons record date entitled to vote at the Tim Hortons special meeting, in order for the Tim Hortons special meeting to proceed and to transact business. Abstentions are treated as present when determining if Tim Hortons has a quorum.

Q: Can I change my vote after I have returned a proxy form or voting instruction form?

A: If you are a beneficial shareholder: You may change your vote by providing new instructions on a voting instruction form or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, to your broker or other intermediary; provided that your new voting instructions are received by Computershare before midnight (Toronto Time) on December 5, 2014 (the second business day before the Tim Hortons special meeting), or if the Tim Hortons special meeting is postponed or adjourned, before midnight (Toronto Time) on the business day before the Tim Hortons special meeting is reconvened. Be sure to allow enough to time for your intermediary to receive your instructions or revocation and act on them prior to that deadline. You must contact your intermediary in order to revoke your previous voting instructions without submitting new voting instructions. You will need to allow for enough time for your intermediary to act on such instructions prior to the vote on the matter.

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If you are a registered shareholder: You may change your vote by providing a new proxy form with a later date, or provide new voting instructions at a later time in the case of voting by telephone or through the internet, to Computershare; provided that your new voting instructions are received by Computershare before midnight (Toronto Time) on December 5, 2014 (the second business day before the Tim Hortons special meeting), or if the Tim Hortons special meeting is postponed or adjourned, before midnight (Toronto Time) on the business day before the Tim Hortons special meeting is reconvened. In addition, you can attend the Tim Hortons special meeting in person and cast a different vote if you specifically request the opportunity to do so at the Tim Hortons special meeting. Also, you can revoke your previous voting instructions without submitting new voting instructions at any time prior to the final vote at the meeting by delivering a written notice to the chairman of the meeting prior to the vote on the matter or by any other manner permitted by law. The written notice of revocation may be executed by the registered shareholder or by an attorney who provides your written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

Q: What happens if I sell my shares before the Tim Hortons special meeting?

A: The record date of the Tim Hortons special meeting is November 3, 2014. If you transfer your Tim Hortons common shares after the Tim Hortons record date but before the Tim Hortons special meeting, you will retain (subject to any arrangements made with the purchaser of your shares) your right to vote at your meeting. In order for Tim Hortons shareholders to receive the arrangement consideration, they must hold their Tim Hortons common shares through the effective time of the arrangement.

Q: Are Tim Hortons shareholders entitled to dissent rights?

A: Registered shareholders of Tim Hortons are entitled to dissent rights in connection with the arrangement, provided that the applicable Tim Hortons shareholder complies with all applicable requirements and procedures under the CBCA, as modified by the order given by the Ontario court (the “interim order”) and the plan of arrangement. A beneficial shareholder wishing to exercise dissent rights must become a registered holder prior to the deadline for exercising dissent rights, which deadline is not later than 5:00 p.m., Toronto time, on December 5, 2014, being two business days preceding the Tim Hortons special meeting (or, if the Tim Hortons special meeting is postponed or adjourned, two business days preceding the date of the postponed or adjourned special meeting). See “The Transactions—Appraisal / Dissent Rights”.

Q: What are the U.S. federal income tax consequences of the transactions to holders of Tim Hortons common shares?

A: It is intended that the arrangement, taken together with the merger, qualify as a transaction described in section 351 of the Code. Under such treatment, the U.S. federal income tax consequences to U.S. holders of Tim Hortons common shares will depend on the mix of consideration and the amount of cash received in the arrangement. In the case of a U.S. holder of Tim Hortons common shares who receives solely cash in the arrangement, such U.S. holder generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in the Tim Hortons common shares exchanged. In the case of a U.S. holder of Tim Hortons common shares who receives a combination of cash (including any cash received in lieu of a fractional Holdings common share) and Holdings common shares in the arrangement, (A) if the sum of such cash (including any cash received in lieu of a fractional Holdings common share) and the fair market value of such Holdings common shares is greater than such U.S. holder’s adjusted tax basis in the Tim Hortons common shares exchanged, then such U.S. holder should recognize gain equal to the lesser of (i) the amount by which the sum of such cash and fair market value of such Holdings common shares exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s Tim Hortons common shares; and (ii) the cash received by such U.S. holder in the arrangement and (B) if the sum of such cash and fair market value of such Holdings common shares is less than such U.S. holder’s adjusted tax basis in such U.S. holder’s Tim Hortons common shares, such U.S. holder should not recognize a loss. Such gain or loss must be determined separately for separate blocks of Tim Hortons common shares (i.e., shares acquired at different times or prices). Thus, if a U.S. holder transfers some Tim Hortons common shares on which gains are realized and other Tim

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Hortons common shares on which losses are realized, the U.S. holder may not net the losses against the gains to determine the amount of gain recognized. See “Material U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders”.

Non-U.S. holders of Tim Hortons generally will not be subject to U.S. federal income tax on any gain recognized on the transactions unless the gain is effectively connected with a U.S. trade or business of such non-U.S. holder (or, if an income tax treaty applies, is attributable to a United States “permanent establishment”) or such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met. See “The Transactions—Material U.S. Federal Income Tax Considerations for Non-U.S. Holders”.

Q: What are the Canadian federal income tax consequences of the transactions to holders of Tim Hortons common shares?

A: Tim Hortons shareholders who are residents of Canada for purposes of the Tax Act will realize a capital gain (or capital loss) on the disposition of their Tim Hortons common shares pursuant to the plan of arrangement regardless of whether or not they receive the arrangement mixed consideration or make the cash election or the arrangement shares election. The capital gain (or the capital loss) will be equal to the amount, if any, by which the sum of the cash, if any, and the fair market value, at the time of the arrangement, of any Holdings common shares received in exchange for such shareholder’s Tim Hortons common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such shareholders of their Tim Hortons common shares immediately before the disposition. Tim Hortons shareholders who are not residents of Canada for purposes of the Tax Act and whose Tim Hortons common shares are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of their Tim Hortons common shares pursuant to the plan of arrangement regardless of whether or not they make the cash election or the arrangement shares election. The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “The Transactions—Material Canadian Federal Income Tax Consequences of the Transactions”. Tim Hortons shareholders are urged to consult their own tax and legal advisors to determine the particular tax consequences to them of the arrangement.

Q: What do I need to do now?

A: Carefully read and consider the information contained in, and incorporated by reference into, this joint information statement/circular, including its Annexes, then please authorize a proxy to vote your shares as soon as possible so that your shares may be represented at the Tim Hortons special meeting. If after reviewing all such information you decide to make a cash election or shares election, you must properly complete and deliver to the exchange agent the election form and letter of transmittal prior to the election deadline.

See “The Transactions—Election and Proration Procedures; Procedures for Converting Tim Hortons Common Shares into Arrangement Consideration; Dissenter’s Rights; Withholding Rights”.

Q: Should I send in my election form and letter of transmittal now?

A: To make a shares election or a cash election, each registered Tim Hortons shareholder must forward a properly completed and signed election form and letter of transmittal in order to receive the arrangement consideration. It is recommended that Tim Hortons shareholders complete, sign and return the election form and letter of transmittal to the arrangement exchange agent as soon as possible if it wishes to make either such election.

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Q: Who is soliciting my proxy?

A: Tim Hortons management is soliciting your proxy for use at the Tim Hortons special meeting and any adjournment or postponement thereof. All associated costs of the proxy solicitation will be borne by Burger King Worldwide. In addition to the use of the mail, proxies may be solicited directly by directors, officers and other employees of Tim Hortons, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Tim Hortons will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of Tim Hortons common shares and Burger King Worldwide will provide customary reimbursement to such firms for the cost of forwarding these materials. Tim Hortons has retained Kingsdale Partners L.P. to assist in its solicitation of proxies from Tim Hortons shareholders in Canada and Burger King Worldwide has agreed to pay them a fee of approximately $50,000, plus reasonable out-of-pocket expenses, for these services. Tim Hortons has retained D.F. King & Co., Inc. (“D.F. King”) to assist in its solicitation of proxies from Tim Hortons shareholders outside of Canada and Burger King Worldwide has agreed to pay them a fee of approximately $150,000 (which fee includes compensation paid in respect of D.F. King’s services provided to Burger King Worldwide as information agent), plus reasonable out-of-pocket expenses, for these services.

Q: Who can help answer my questions?

A: Tim Hortons shareholders who have questions about the arrangement resolution to be voted on at the Tim Hortons special meeting or desire additional copies of this joint information statement/circular or additional proxy cards or voting instruction forms should contact Tim Hortons Investor Relations at (905) 339-4940.

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SUMMARY

This summary highlights selected information contained in this joint information statement/circular and may not contain all of the information that is important to you. You should read carefully this entire joint information statement/circular, including the Annexes and the documents incorporated by reference, to fully understand the transactions and the voting procedures for the special meeting of Tim Hortons shareholders (the “Tim Hortons special meeting”).

The Arrangement Agreement and Plan of Merger, which we refer to as the “arrangement agreement” dated as of August 26, 2014, by and among Burger King Worldwide, Inc. (“Burger King Worldwide”), Tim Hortons Inc. (“Tim Hortons”), 9060669 Canada Inc., a corporation continued under the laws of Canada (f/k/a 1011773 B.C. Unlimited Liability Company) (“Holdings”), New Red Canada Limited Partnership (f/k/a New Red Canada Partnership), a limited partnership organized under the laws of Ontario whose partnership interests are held either directly or indirectly by Holdings (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly owned subsidiary of Partnership (“Merger Sub”), and 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly owned subsidiary of Partnership (“Amalgamation Sub”) is attached as Annex A to this joint information statement/circular. The terms “we,” “us” and “our” refer to Holdings after giving effect to the transactions described in this joint information statement/circular.

This summary and the rest of this document contain forward-looking statements about events that are not certain to occur, and you should not place undue reliance on those statements; see the section entitled “Cautionary Note Regarding Forward Looking Statements” for more information. The page references have been included in this summary to direct you to a more complete description of the topics presented below. See also the section entitled “Where You Can Find More Information”.

The Arrangement Agreement, Plan of Arrangement and the Transactions (pages 187, 213 and 77)

Burger King Worldwide agreed to combine with Tim Hortons pursuant to the arrangement agreement in a transaction that will result in Burger King Worldwide and Tim Hortons being indirect subsidiaries of Holdings and Partnership. The transactions will be effectuated in two primary steps. In the first step, Amalgamation Sub will acquire Tim Hortons pursuant to a plan of arrangement under Canadian law, which will result in Tim Hortons becoming an indirect subsidiary of both Holdings and Partnership (the “arrangement”). In the second step, Merger Sub will merge with and into Burger King Worldwide, with Burger King Worldwide as the surviving corporation in the merger, which will result in Burger King Worldwide becoming an indirect subsidiary of both Holdings and Partnership (the “merger” and, together with the arrangement, the “transactions”). Holdings, which will be renamed as mutually agreed between Burger King Worldwide and Tim Hortons, will be the general partner of Partnership and will own a majority interest in Partnership (based on vote and value) as described below, with the balance of the partnership units of Partnership initially being held by the holders of Burger King Worldwide common stock prior to the effective time of the merger.

The arrangement agreement and the plan of arrangement are attached as Annex A and Annex B, respectively, to this joint information statement/circular. We encourage you to read these documents in their entirety; they are the principal documents governing the transactions and the other related transactions.

Information About the Companies (page 49)

TIM HORTONS INC.

874 Sinclair Road

Oakville, Ontario, Canada

L6K 2Y1

(905) 845-6511

Tim Hortons Inc. is one of the largest publicly-traded quick service restaurant chains in North America based on market capitalization and the largest in Canada based on systemwide sales and number of locations. Tim Hortons appeals to a broad range of consumer tastes, with a menu that includes its premium blend coffee, espresso-based hot and cold specialty drinks (including lattes, cappuccinos and espresso shots), iced cappuccinos, specialty and steeped teas, cold beverages, fruit smoothies, home-style soups, chili, grilled Panini and classic sandwiches, wraps, yogurt and berries, oatmeal, breakfast sandwiches and wraps, and fresh baked goods, including donuts, Timbits®, bagels, muffins, cookies, croissants, Danishes, pastries and more.

BURGER KING WORLDWIDE, INC.

5505 Blue Lagoon Drive

Miami, Florida, USA 33126

(305) 378-3000

Burger King Worldwide, Inc. is a Delaware corporation formed on April 2, 2012 and the indirect parent of Burger King Corporation, a Florida corporation that franchises and operates fast food hamburger restaurants, principally under the Burger King® brand. Burger King Worldwide is the world’s second largest fast food hamburger restaurant chain as measured by the total number of restaurants. As of December 31, 2013, Burger King Worldwide owned or franchised a total of 13,808 restaurants in 98 countries and U.S. territories worldwide, of which approximately 100% were franchised. Burger King Worldwide restaurants are limited service restaurants that feature flame-grilled hamburgers, chicken and other specialty sandwiches, French fries, soft drinks and other affordably-priced food items. Burger King Worldwide believes its restaurants appeal to a broad spectrum of consumers, with multiple day parts and product platforms appealing to different customer groups. During its nearly 60 years of operating history, Burger King Worldwide has developed a scalable and cost-efficient quick service hamburger restaurant model that offers guests fast and delicious food.

9060669 CANADA INC.

155 Wellington Street West

Toronto, Ontario, Canada

M5V 3J7

(305) 378-3000

Holdings was initially formed as an unlimited liability company under the laws of British Columbia on August 25, 2014 and continued as a corporation under the laws of Canada on October 23, 2014. Holdings was formed solely to effect the transactions and has not conducted any business, other than in connection with the arrangement agreement, equity financing, debt financing and related ancillary agreements to which Holdings is a party. Prior to the closing of the transactions and pursuant to the arrangement agreement, Holdings will be renamed as mutually agreed between Burger King Worldwide and Tim Hortons. Pursuant to the arrangement agreement, Tim Hortons and Burger King Worldwide will survive as indirect subsidiaries of Holdings. Holdings has or will apply to list its common stock for trading on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”).

NEW RED CANADA LIMITED PARTNERSHIP

155 Wellington Street West

Toronto, Ontario, Canada

M5V 3J7

(305) 378-3000

New Red Canada Limited Partnership (f/k/a New Red Canada Partnership) is a limited partnership organized under the laws of Ontario whose partnership interests are held either directly or indirectly by Holdings. Partnership was formed solely to effect the transactions and has not conducted any business, other than in connection with the arrangement agreement, equity financing, debt financing and related ancillary agreements to which Partnership is a party. Pursuant to the arrangement agreement, Tim Hortons and Burger King Worldwide will survive as indirect subsidiaries of Partnership. Pursuant to the arrangement agreement and prior to closing, Partnership will be renamed as mutually agreed between Burger King Worldwide and Tim Hortons. Partnership has applied to list its Partnership exchangeable units issued as merger consideration in the transactions for trading on the TSX.

BLUE MERGER SUB, INC.

c/o Burger King Worldwide, Inc.

5505 Blue Lagoon Drive

Miami, Florida, USA 33126

(305) 378-3000

Blue Merger Sub, Inc. is a corporation incorporated under the laws of Delaware and a wholly owned subsidiary of Partnership. Merger Sub was formed solely to effect the transactions and has not conducted any business, other than in connection with the arrangement agreement and related ancillary agreements to which Merger Sub is a party. Pursuant to the arrangement agreement, Merger Sub will merge with and into Burger King Worldwide, with Burger King Worldwide continuing as the surviving corporation and subsidiary of Holdings and Partnership.

8997900 CANADA INC.

1600-925 West Georgia Street

Vancouver, British Columbia, Canada

V6C 3L2

(305) 378-3000

8997900 Canada Inc. is a corporation organized under the laws of Canada and a wholly owned subsidiary of Partnership. Amalgamation Sub was formed solely to effect the transactions and has not conducted any business, other than in connection with the arrangement agreement, plan of arrangement and related ancillary agreements to which Amalgamation Sub is a party. Pursuant to the arrangement agreement, Amalgamation Sub will acquire Tim Hortons pursuant to a plan of arrangement, which will result in Tim Hortons becoming a subsidiary of Holdings and Partnership.

Consideration to be Received in the Transactions (page 188)

If the arrangement is completed, each holder of a common share of Tim Hortons will be entitled to receive C$65.50 in cash and 0.8025 newly issued Holdings common shares (collectively, the “arrangement mixed consideration”) in exchange for each common share of Tim Hortons held by such shareholder, other than shareholders who:

•	make an election to receive cash (a “cash election”), who will be entitled to receive C$88.50 in cash in exchange for each common share of Tim Hortons held by such shareholder (the “arrangement cash consideration”); or

•	make an election to receive Holdings common shares (a “shares election”), who will be entitled to receive 3.0879 newly issued Holdings common shares in exchange for each share of Tim Hortons held by such shareholder (the “arrangement shares consideration”).

Any cash election or shares election is subject to proration in accordance with the plan of arrangement, as described in “The Transactions—Election and Proration Procedures; Procedures for Converting Tim Hortons Common Shares into Arrangement Consideration; Dissenter’s Rights; Withholding Rights”.

If the merger is completed, each share of Burger King Worldwide common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive (a) if no exchangeable election (as described below) has been made, 0.99 newly issued Holdings common shares and 0.01 newly issued Partnership exchangeable units (together, the “Holdings consideration”) or (b) if the stockholder makes an election to receive consideration solely in the form of Partnership exchangeable units (an “exchangeable election”), one Partnership exchangeable unit (the “exchangeable consideration”) in exchange for each share of Burger King Worldwide common stock, in each case subject to proration as set forth in the arrangement agreement, as described in “The Transactions—Election and Proration Procedures; Procedures for Converting Tim Hortons Common Shares into Arrangement Consideration; Dissenter’s Rights; Withholding Rights”.

Based on the number of shares of Burger King Worldwide common stock and the number of Tim Hortons common shares estimated to be outstanding immediately prior to the closing of the transactions, we estimate that, upon the closing, former Tim Hortons shareholders will own approximately 22% of the common equity of the combined company through ownership of Holdings common shares and former Burger King Worldwide stockholders will own approximately 76% of the common equity of the combined company through ownership of both Holdings common shares and Partnership exchangeable units, in each case, on a fully-diluted basis (for greater certainty, as used in the joint information statement/circular, “fully-diluted” includes “fully-exchanged”). In connection with the transactions, Berkshire Hathaway Inc. (“Berkshire”) will purchase for a price of $3 billion, Class A 9% cumulative compounding perpetual voting preferred shares of Holdings (the “preferred shares”) and a warrant to purchase Holdings common shares, which will represent 1.75% of the fully-diluted Holdings common shares, including the common shares issuable upon exercise of the warrant. The warrant may be exercised until the fifth anniversary of the closing of the transactions. Berkshire has informed Holdings that it intends to exercise the warrant promptly following the closing of the transactions.

Value of Arrangement Consideration (page 62)

Shares of Burger King Worldwide common stock are listed and traded on the NYSE under the symbol BKW. Tim Hortons common shares are listed and traded on the TSX and the NYSE under the symbol THI. The following table shows the closing prices of shares of Burger King Worldwide common stock as reported on the NYSE and Tim Hortons common shares as reported on the TSX on August 22, 2014, the last trading day before the public announcement of the negotiations between Burger King Worldwide and Tim Hortons, and on October 31, 2014, the last practicable day before the date of this joint information statement/circular. The table also shows the equivalent value of the consideration per Tim Hortons common share, which was calculated by adding (i) C$65.50, which is the cash portion of the consideration to be paid to Tim Hortons shareholders and (ii) the closing price of a share of Burger King Worldwide as of the specified date multiplied by the exchange ratio of 0.8025. See also “Financial Information—Comparative Per Share Market Price Data and Dividend Information”.

	Tim Hortons Common Shares		Burger King Worldwide Common Stock		Equivalent value of acquisition consideration per Tim Hortons common share
August 22, 2014	C$	68.78	C$	23.89	C$	89.39	(1)
August 25, 2014	C$	82.03	C$	28.55	C$	94.05	(1)
October 31, 2014		C$91.32	C$	28.80		C$94.30(1)

(1)	Based on a USD/CAD noon exchange rate of 1.0980 reported by the Bank of Canada as of August 25, 2014.

Risk Factors (page 26)

There are a number of risk factors relating to the transactions, Tim Hortons, Burger King Worldwide and the combined companies, all of which should be carefully considered by Tim Hortons shareholders and Burger King Worldwide stockholders. For additional information regarding the risks you should consider in connection with the transactions, see “Risk Factors”.

Comparison of the Rights of Holders of Tim Hortons Common Shares, Burger King Worldwide Common Stock, Holdings Common Shares and Partnership Exchangeable Units (pages 274 and 298)

As a result of the arrangement, the holders of Tim Hortons common shares will become holders of Holdings common shares (to the extent they receive shares rather than cash in the arrangement). While their rights will continue to be governed by the CBCA, their rights will also be governed by the articles and by-laws of Holdings instead of Tim Hortons Articles of Incorporation, as amended, and By-Law No. 1 of Tim Hortons. Following the arrangement, former Tim Hortons shareholders will have different rights as Holdings shareholders than they did as Tim Hortons shareholders. For a summary of the material differences between the rights of Tim Hortons shareholders and Holdings shareholders, see “Comparison of Rights of Tim Hortons Shareholders and Holdings Shareholders”.

As a result of the merger, the holders of Burger King Worldwide common stock will become holders of Holdings common shares and Partnership exchangeable units and their rights will be governed by the CBCA and the articles and by-laws of Holdings, in respect of Holdings common shares, and the Limited Partnerships Act (Ontario) and the partnership agreement of Partnership, in respect of the Partnership exchangeable units, instead of Delaware General Corporation Law, which we refer to as the “DGCL” and Burger King Worldwide’s amended and restated certificate of incorporation and amended and restated bylaws. Following the merger, former Burger King Worldwide stockholders will have different rights as Holdings shareholders and Partnership exchangeable unitholders than they did as Burger King Worldwide stockholders.

Effect of the Transactions (page 77)

The following diagrams are a simplified illustration of the structure of Tim Hortons and Burger King Worldwide before and following the completion of the transactions.

Simplified structure before the completion of the transactions

Simplified structure following the completion of the transactions

Treatment of Tim Hortons Equity-Based Awards (page 189)

Tim Hortons Stock Options. Pursuant to the arrangement, each outstanding vested Tim Hortons stock option for which a Tim Hortons optionholder has executed a surrender form (a “surrendered Tim Hortons stock option”) will be surrendered and transferred to Tim Hortons in consideration for the issuance of the number of Tim Hortons common shares, rounded down to the nearest whole share, equal in value to the in-the-money value of such surrendered Tim Hortons stock option. The in-the-money value of the Tim Hortons stock option is the amount by which the fair market value of a Tim Hortons common share exceeds the exercise price of the Tim Hortons stock option. The surrendered Tim Hortons stock options will be terminated at the time of their surrender and Tim Hortons common shares issued in respect of such surrendered stock options will be treated as described below.

Pursuant to the arrangement, each outstanding Tim Hortons stock option (and its tandem stock appreciation right), whether vested or unvested, that is not a surrendered Tim Hortons stock option will be exchanged for a stock option (with a tandem stock appreciation right) to acquire from Holdings a number of Holdings common shares equal to the product of: (a) the number of Tim Hortons common shares subject to such Tim Hortons stock option multiplied by (b) the exchange ratio of 3.0879 (and rounded down to the nearest whole number of Holdings common shares). The exercise price per Holdings common share of such Holdings stock option shall be equal to the quotient of: (a) the exercise price per Tim Hortons common share subject to the exchanged Tim Hortons stock option divided by (b) the exchange ratio of 3.0879 (with the aggregate exercise price being rounded up to the nearest whole cent), provided that the in-the-money value of such Holdings stock options immediately after the issuance of such Holdings stock options may not exceed the in-the-money value of the Tim Hortons stock options immediately prior to such issuance. Subject to the foregoing, each Holdings stock option will have the same terms and conditions as were applicable to the exchanged Tim Hortons stock option.

Restricted Stock Units and Performance Stock Units. Pursuant to the arrangement, all outstanding Tim Hortons restricted stock units and performance stock units will vest, with the number of performance stock units vesting determined based on the maximum or highest level achievable, and Tim Hortons common shares will be issued in full settlement of such awards on the basis of one Tim Hortons common share for each restricted stock unit or performance stock unit.

Tim Hortons common shares issued in consideration for surrendered Tim Hortons stock options or in settlement of restricted stock unit awards and performance stock unit awards will be transferred to Amalgamation Sub pursuant to the arrangement and the holders of such Tim Hortons common shares will be entitled to make an election in respect of the arrangement consideration to be received in consideration for such transfer.

Deferred Stock Units. At the effective time of the arrangement, all outstanding Tim Hortons deferred stock units will ordinarily vest in accordance with the plan terms of the Tim Hortons deferred stock units, or DSUs, and require settlement as the director will cease to serve in such capacity for Tim Hortons. Each DSU will be settled for the value of C$65.50 plus the value of 0.8025 newly issued common shares of Holdings (with the value determined based on the opening price of a common share of Holdings on the TSX on the first trading day following the effective time of the arrangement).

Treatment of Burger King Worldwide Equity-Based Awards (page 189)

At the effective time of the merger, each outstanding Burger King Worldwide option will be converted into the right to receive, on the same terms and conditions as were applicable under the award agreements issued in connection with such Burger King Worldwide option (including with respect to vesting and exercise price), an option to acquire common shares from Holdings in respect of the same number of Holdings common shares as were subject to the underlying Burger King Worldwide option. At the effective time of the merger, each outstanding restricted stock unit will be converted into the right to receive, on the same terms and conditions as were applicable under such Burger King Worldwide restricted stock unit (including with respect to vesting), a restricted stock unit with respect to the same number of Holdings common shares as were subject to the underlying Burger King Worldwide restricted stock unit.

Partnership Units (page 240)

Immediately following the transactions, Holdings will own a majority interest (by vote and value) in Partnership represented by common units and preferred units of Partnership which will entitle Holdings to distributions from Partnership that generally correspond to dividends and distributions that are paid by Holdings in respect of common shares and preferred shares of Holdings that are issued and outstanding from time to time. The balance of the partnership units of Partnership will initially be held by the former holders of Burger King Worldwide common stock in the form of newly issued Partnership exchangeable units.

Each of the common units, preferred units and the Partnership exchangeable units will be subject to the terms of the partnership agreement. Pursuant to the terms of the partnership agreement, each Partnership exchangeable unit will be entitled to distributions from Partnership in an amount equal to any dividends or distributions that shall have been declared and be payable in respect of a common share of Holdings.

Each Partnership exchangeable unit holder will have the benefit of a voting trust agreement (the “voting trust agreement”), by and among Partnership, Holdings and a trustee to be agreed upon by Burger King

Worldwide and Holdings (the “trustee”). The trustee will hold a special voting share in Holdings that entitles the trustee to a number of votes equal to the number of Partnership exchangeable units outstanding. Pursuant to the terms of the voting trust agreement, the holders of Partnership exchangeable units can direct the trustee, as their proxy, to vote on their behalf with respect to substantially all matters to be voted upon that are presented to the common shareholders of Holdings.

From and after the one-year anniversary of the closing date of the transactions, each holder of a Partnership exchangeable unit will have the right to require Partnership to exchange all or any portion of such holder’s Partnership exchangeable units for Holdings common shares at a ratio of one Holdings common share for each Partnership exchangeable unit, subject to the right of Holdings, in its capacity as the general partner of Partnership, to cause Partnership to repurchase the Partnership exchangeable units for cash (in an amount determined in accordance with the terms of the partnership agreement). Prior to the one-year anniversary of the closing of the transactions, holders of Partnership exchangeable units may not require Partnership to exchange their Partnership exchangeable units. See “Post-Transactions Organizational Structure—Partnership Agreement”.

Election Procedures for Exchangeable Elections by Burger King Worldwide Stockholders (page 144)

Prior to the effective time of the transactions, Burger King Worldwide will appoint the merger exchange agent for the purpose of exchanging Burger King Worldwide common stock for the applicable arrangement consideration. Concurrently with the mailing of this joint information statement/circular, an election form will be mailed to each record holder of Burger King Worldwide common stock. The election forms will permit the holder (or the beneficial owner through appropriate and customary documentation) to specify the number of shares for which such holder elects to receive the exchangeable consideration. The election must be made prior to the election deadline. The election deadline will be 5:00 p.m., New York City time, on the third business day prior to the date the transactions will close. Such date will be publicly announced by Burger King Worldwide as soon as reasonably practicable but in any event no later than five business days prior to the anticipated closing date of the merger.

To make a valid election, each record holder of Burger King Worldwide common stock (or the beneficial owner through appropriate and customary documentation) must submit a properly completed election form so that it is actually received by the merger exchange agent at or prior to the election deadline. An election form will be properly completed only if accompanied by any additional documents specified by the procedures set forth in the election form.

If a Burger King Worldwide common stockholder does not submit the election form and other required materials, the election form and other required materials are not received by the merger exchange agent by the election deadline or the election form and other required materials are improperly completed and/or are not signed, such stockholder will be deemed not to have made an election. Burger King Worldwide common stockholders not making an election will be deemed to have elected to receive the Holdings consideration.

Election Procedures for Shares Elections or Cash Elections by Tim Hortons Shareholders (page 139)

Prior to the effective time of the transactions, Tim Hortons will appoint an arrangement exchange agent for the purpose of exchanging Tim Hortons common shares for the applicable arrangement consideration. Concurrently with the mailing of this joint information statement/circular, an election form and letter of transmittal will be mailed to each record holder of Tim Hortons common shares. The election form and letter of transmittal will permit the record holder (or the beneficial owner through appropriate and customary documentation) to specify the number of shares for which such holder makes a shares election or a cash election. The election must be made prior to the election deadline. The election deadline will be 5:00 p.m., Toronto time, on the business day which is three business days preceding the anticipated effective date of the arrangement. Tim Hortons will give at least two business days’ notice of the election deadline by news release disseminated on newswire.

To make a valid election, each Tim Hortons shareholder must submit a properly completed election form so that it is actually received by the arrangement exchange agent at or prior to the election deadline. An election form and letter of transmittal will be properly completed only if accompanied by any additional documents specified by the procedures set forth in the election form and letter of transmittal.

If a Tim Hortons shareholder does not submit the election form and letter of transmittal and other required materials, the election form and other required materials are not received by the arrangement exchange agent by the election deadline or the election form and other required materials are improperly completed and/or are not signed, such shareholder will be deemed to have elected to receive the arrangement mixed consideration.

Recommendation by the Tim Hortons Board of Directors (page 93)

At a meeting held on August 25, 2014, the Tim Hortons board of directors unanimously determined that the arrangement was in the best interests of Tim Hortons. Accordingly, the Tim Hortons board of directors recommends that Tim Hortons shareholders vote “FOR” the arrangement resolution at the Tim Hortons special meeting.

In evaluating the arrangement, the Tim Hortons board of directors consulted with Tim Hortons senior management and with legal, financial and other advisors, reviewed a significant amount of information and considered a number of factors, conducted a comprehensive evaluation through a thorough process and concluded in its business judgment that the arrangement is expected to maintain the strong position of Tim Hortons in the QSR industry, while enhancing its future strategic opportunities beyond what Tim Hortons could achieve on a stand-alone basis. Considering the interests of all affected stakeholders, including Tim Hortons shareholders, franchisees, employees, guests, communities and Canada, the Tim Hortons board of directors determined that the arrangement is in the best interests of Tim Hortons.

In considering the recommendation of the Tim Hortons board of directors, you should be aware that directors and executive officers of Tim Hortons have interests in the proposed transactions that are in addition to, or different from, any interests they might have as shareholders. See “The Transactions—Interests of Certain Persons related to Tim Hortons in the Transactions”.

Reasons of the Burger King Worldwide Boad of Directors (page 98)

The Burger King Worldwide board of directors believes that the merger and the other transactions contemplated by the arrangement agreement are in the best interests of Burger King Worldwide stockholders and Burger King Worldwide. The Burger King Worldwide board of directors has unanimously approved the merger and the entry into the arrangement agreement.

Lock-up Agreements with Tim Hortons Directors (page 217)

In connection with entering into of the arrangement agreement, Burger King Worldwide entered into lock-up agreements with each of the directors of Tim Hortons. Each of the Tim Hortons directors has agreed to vote or to cause to be voted all Tim Hortons common shares beneficially owned by such Tim Hortons directors as follows: (i) at the Tim Hortons special meeting (or any adjournment or postponement thereof) in favor of the arrangement and any other matter necessary for the consummation of the transactions; and (ii) against any acquisition proposal and/or any matter that could reasonably be expected to materially delay, prevent or frustrate the successful completion of the transactions at any meeting of Tim Hortons shareholders called for the purpose of considering same. As of August 26, 2014, directors of Tim Hortons collectively owned Tim Hortons common shares representing less than 1% of the voting power of Tim Hortons.

Opinions of Tim Hortons Financial Advisors (page 100)

Citi

In connection with the transactions, Tim Hortons retained Citigroup Global Markets Inc., which is referred to as “Citi”, to render an opinion to the Tim Hortons Board of Directors with respect to fairness, from a financial point of view, of the arrangement consideration proposed to be received by the holders of Tim Hortons common shares. On August 25, 2014, at a meeting of the Tim Hortons board of directors held to evaluate the transactions, Citi rendered to the Tim Hortons board of directors an oral opinion, confirmed in a written opinion dated August 26, 2014, concerning the arrangement consideration to be received by holders of Tim Hortons common shares. The full text of Citi’s written opinion, which is attached to this joint information statement/circular as Annex G, sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken. The summary of Citi’s opinion in this joint information statement/circular is qualified in its entirety by reference to the full text of its written opinion. Citi’s opinion was provided for the information of the Tim Hortons board of directors (in its capacity as such) in its evaluation of the arrangement consideration from a financial point of view and Citi expressed no view as to, and its opinion did not address, any other aspects or implications of the transactions or the underlying business decision of Tim Hortons to effect the transactions, the relative merits of the transactions as compared to any alternative business strategies that might exist for Tim Hortons or the effect of any other transaction in which Tim Hortons might engage. Citi’s opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed transactions, including whether any shareholder should elect to receive either the arrangement cash consideration or the arrangement shares consideration or make no election. With respect to such elections, Citi expressed no opinions as to the related proration mechanisms, procedures and limitations in the arrangement agreement.

Citi’s opinion speaks as of the date rendered and, as such, addressed only the fairness, from a financial point of view, of the arrangement consideration to be received in the transactions by holders of Tim Hortons common shares pursuant to the arrangement agreement.

RBC Capital Markets

In connection with the arrangement, Tim Hortons financial advisor, RBC Dominion Securities Inc., a member company of RBC Capital Markets, which we refer to as “RBC Capital Markets,” delivered an oral opinion, confirmed by delivery of a written opinion, dated August 25, 2014, to the Tim Hortons board of directors as to the fairness, from a financial point of view and as of such date, of the consideration under the arrangement to holders of Tim Hortons common shares. The full text of RBC Capital Markets’ written opinion, dated August 25, 2014, is attached as Annex H to this joint information statement/circular and sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. RBC Capital Markets delivered its opinion to the Tim Hortons board of directors for the benefit, information and assistance of the Tim Hortons board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the transactions. RBC Capital Markets’ opinion addressed only the arrangement consideration from a financial point of view and did not address any other aspect of the transactions, including with respect to proration mechanisms, procedures and limitations in the arrangement agreement. RBC Capital Markets’ opinion also did not address the underlying business decision of Tim Hortons to engage in the transactions or the relative merits of the transactions compared to any alternative business strategy or transaction that might be available to Tim Hortons or in which Tim Hortons might engage. RBC Capital Markets does not express any opinion and does not make any recommendation to any shareholder of Tim Hortons as to how such shareholder should vote or act with respect to any proposal to be voted upon in connection with the arrangement or any other matter, including with respect to arrangement consideration elections.

Opinion of Burger King Worldwide Financial Advisor (page 113)

Lazard Frères & Co. LLC, which is referred to as “Lazard”, rendered its oral opinion, subsequently confirmed in writing, to the board of directors of Burger King Worldwide that, as of August 25, 2014, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the consideration to be received by the stockholders of Burger King Worldwide (other than Holdings, Partnership, Merger Sub and affiliates of Burger King Worldwide) in the transactions was fair, from a financial point of view, to such stockholders of Burger King Worldwide.

The full text of Lazard’s written opinion, dated August 25, 2014, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this joint information statement/circular as Annex I and is incorporated into this joint information statement/circular by reference. The description of Lazard’s opinion set forth in this joint information statement/circular is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex I. Lazard’s opinion was directed to the board of directors of Burger King Worldwide in connection with its evaluation of the transactions and only addressed the fairness as of the date of the opinion, from a financial point of view, of the consideration to be received by the stockholders of Burger King Worldwide (other than Holdings, Partnership, Merger Sub and affiliates of Burger King Worldwide) in the transactions. Lazard’s opinion was not intended to, and does not constitute, a recommendation to any stockholder of Burger King Worldwide or Tim Hortons as to how such stockholder should vote or act with respect to the transactions or any matter relating thereto.

No Further Burger King Worldwide Stockholder Approval Required (page 218)

Burger King Worldwide is not asking you to vote to approve the merger or adopt the arrangement agreement. On August 26, 2014, 3G, which holds 69.22% of Burger King Worldwide’s outstanding common stock, agreed to deliver to Tim Hortons a written consent approving the merger and adopting the arrangement agreement five days following the effectiveness of the registration statement which is a part of this joint information statement/circular. This consent is sufficient for Burger King Worldwide stockholder approval of the transactions and no other vote is required.

Post Transactions Governance

Upon completion of the transactions, the Holdings board of directors will be comprised of eleven directors. Three directors of Holdings will be designated by Tim Hortons prior to the closing of the transactions. Mr. Caira has been selected by the Tim Hortons board of directors as one of Tim Hortons designees, and he is expected to serve as vice chairman of Holdings. Each of the other two director designees will be Canadian residents and must satisfy the independence requirements of the TSX and under Canadian securities laws. The remaining eight directors will be the current directors of Burger King Worldwide.

Following the completion of the transactions, Daniel Schwartz, the current Chief Executive Officer of Burger King Worldwide, will serve as the Chief Executive Officer of Holdings, and the remainder of the executive officers of Holdings will be announced prior to the closing of the transactions.

From time to time prior to the closing of the transactions, decisions may be made with respect to the management and operations of Holdings following the completion of the transactions, including the selection of additional executive officers of Holdings.

Interests of Certain Persons related to Tim Hortons in the Transactions (page 124)

In considering the recommendation of the Tim Hortons board of directors with respect to the transactions, Tim Hortons shareholders should be aware that the executive officers and directors of Tim Hortons have certain interests in the transactions that may be different from, or in addition to, the interests of Tim Hortons shareholders generally. The Tim Hortons board of directors was aware of these interests and considered them, among other matters, in approving the arrangement agreement and the transactions contemplated thereby, including the arrangement, and making its recommendation that the Tim Hortons shareholders adopt the arrangement agreement and approve the transactions contemplated thereby. These interests include:

•	Upon consummation of the transactions, outstanding Tim Hortons restricted stock units and performance stock units will vest and be settled for Tim Hortons common shares (which will be exchanged for the arrangement considerations) and outstanding Tim Hortons deferred stock units will vest and be settled for cash;

•	Outstanding Tim Hortons stock options (and their tandem stock appreciation rights) that have vested can be exercised or surrendered for Tim Hortons common shares prior to or contingent upon the consummation of the arrangement, and all outstanding Tim Hortons stock options (with tandem stock appreciations rights) that are not exercised or surrendered prior to or contingent upon the consummation of the arrangement will be converted in connection with the transactions into options to purchase Holdings common shares which, pursuant to the employment or change-in-control agreements with the executive officers, would vest upon a qualifying termination;

•	Employment and change-in-control agreements with the executive officers of Tim Hortons provide for severance benefits in the event of certain qualifying terminations of employment following the consummation of the transactions; and

•	The directors and executive officers of Tim Hortons are entitled to continued indemnification and insurance coverage under the arrangement agreement.

Interests of Certain Persons related to Burger King Worldwide in the Transactions (page 132)

Burger King Worldwide stockholders should be aware that the executive officers and directors of Burger King Worldwide have certain interests in the transactions that may be different from, or in addition to, the interests of Burger King Worldwide stockholders generally. The Burger King Worldwide board of directors was aware of these interests and considered them, among other matters, in approving the arrangement agreement and the transactions contemplated thereby.

Special Meeting of Tim Hortons Shareholders (page 66)

The Tim Hortons special meeting will be held at the Tim Hortons Innovation Centre, 226 Wyecroft Road, Oakville, Ontario, Canada, L6K 3S3 on December 9, 2014 at 10:00 a.m. (Toronto time) for the purpose of considering, and, if thought fit, approving with or without variation, the arrangement resolution, the full text of which is set forth in Annex C to this joint information statement/circular. The arrangement resolution requires the affirmative vote of at least 66 2⁄3% of the votes cast on the arrangement resolution by Tim Hortons shareholders present in person or represented by proxy at the Tim Hortons special meeting.

All Tim Hortons shareholders are invited to attend the Tim Hortons special meeting, including registered and beneficial shareholders of Tim Hortons. Tim Hortons has fixed November 3, 2014 as the record date. Only Tim Hortons shareholders of record as of the record date are entitled to vote at the Tim Hortons special meeting.

Dissent Rights (page 133)

Registered Tim Hortons shareholders are entitled to exercise dissent rights under the Canada Business Corporations Act (the “CBCA”) in connection with the arrangement. If a registered Tim Hortons shareholder wishes to dissent and does so in compliance with section 190 of the CBCA, as modified by the order (the “interim order”) of the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) and the plan of arrangement, such shareholder will be entitled to be paid the fair value of the Tim Hortons common shares held by such shareholder. Fair value is determined as of the close of business on the day before the final order becomes effective. If a Tim Hortons shareholder votes in favor of the arrangement, such holder will lose his or her rights to dissent. If a Tim Hortons shareholder withholds his or her vote or votes against the arrangement, such holder preserves his or her dissent rights to the extent such holder complies with section 190 of the CBCA, as modified by the interim order and the plan of arrangement.

However, for a Tim Hortons registered shareholder to exercise dissent rights, it must also provide a separate written objection to the arrangement resolution to Tim Hortons by not later than 5:00 p.m., Toronto time, on December 5, 2014, being two business days preceding the Tim Hortons special meeting (or, if the Tim Hortons special meeting is postponed or adjourned, two business days preceding the date of the postponed or adjourned special meeting) and otherwise comply strictly with the relevant provisions of section 190 of the CBCA, as modified by the interim order and the plan of arrangement. If a Tim Hortons shareholder grants a proxy and intends to dissent, the proxy must instruct the proxy holder to vote against the arrangement resolution in order to prevent the proxy holder from voting such shares in favor of the arrangement and thereby voiding the Tim Hortons shareholder’s right to dissent. A Tim Hortons shareholder has no right of partial dissent. Accordingly, a holder of Tim Hortons common shares may only dissent as to all of the Tim Hortons common shares held by such shareholder. Section 190 of the CBCA is reprinted in its entirety as Annex K to this joint information statement/circular.

Anyone who is a holder of Tim Hortons common shares registered in the name of an intermediary and who wishes to dissent should be aware that only registered Tim Hortons shareholders are entitled to exercise dissent rights. A registered Tim Hortons shareholder who holds Tim Hortons common shares as an intermediary for one or more beneficial owners, one or more of whom wish to exercise dissent rights, must exercise such dissent rights on behalf of such holder(s).

Failure to comply strictly with the dissent procedures described in this joint information statement/circular may result in the loss of any right of dissent.

The arrangement agreement is subject to the condition in favor of Burger King Worldwide that the number of Tim Hortons common shares held by Tim Hortons shareholders that have validly exercised dissent rights will not exceed nine percent of the number of Tim Hortons common shares outstanding as of August 26, 2014. If such condition is not satisfied, the arrangement and other transactions may not occur.

Appraisal rights are statutory rights under Delaware law that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Burger King Worldwide stockholders do not have appraisal rights under the DGCL with respect to the merger.

Regulatory Approvals Required (page 135)

HSR Clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the “HSR Act,” and the rules and regulations promulgated thereunder by the Federal Trade Commission, which we refer to as the “FTC,” the transactions cannot be consummated until (i) all required notices and filings under the HSR Act are submitted to the FTC and the Antitrust Division of the U.S. Department of Justice, which we refer to as the “Antitrust Division,” and (2) the HSR waiting period expires or is otherwise terminated.

Burger King Worldwide and Tim Hortons filed pre-merger notification and report forms pursuant to the HSR Act with the Antitrust Division and the FTC on September 17, 2014. Early termination of the waiting period under the HSR Act with respect to the transactions was granted on September 26, 2014.

Competition Act (Canada)

Part IX of the Competition Act (Canada), as amended, including the regulations promulgated thereunder, which we refer to as the “Competition Act (Canada),” requires that the parties to certain transactions that exceed the thresholds set out in sections 109 and 110 of the Competition Act (Canada), which are referred to as “notifiable transactions,” provide the Commissioner of Competition, which person we referred to as the “commissioner,” with pre-closing notice of the transactions. Subject to certain limited exceptions, the parties to a notifiable transaction cannot complete the transaction until an applicable waiting period has expired or been terminated or an appropriate waiver has been provided by the commissioner.

In addition or as an alternative to filing the prescribed information with the commissioner, a party to a notifiable transaction may comply with Part IX by applying to the commissioner for: (i) an advance ruling certificate issued by the commissioner pursuant to section 102 of the Competition Act (Canada), which we refer to as an “advance ruling certificate;” or (ii) a no-action letter from the commissioner advising that he does not have grounds, at the time, on which to initiate proceedings before the Competition Tribunal under section 92 of the Competition Act (Canada) to challenge the transactions and seek an order in respect of the transactions which we refer to as a “no-action letter,” and an exemption from the pre-merger notification obligation under paragraph 113(c) of the Competition Act (Canada).

The transactions contemplated by the arrangement agreement (including the arrangement and the merger) are a notifiable transaction under the Competition Act (Canada), and as such, the parties to the arrangement agreement must comply with the Part IX merger notification provisions.

On September 19, 2014, the parties to the arrangement agreement filed with the commissioner a request for an advance ruling certificate or no-action letter and their notifications. The statutory waiting period under Part IX of the Competition Act (Canada) expired on October 20, 2014, and the commissioner issued a no-action letter in respect of the transactions contemplated by the arrangement agreement on October 27, 2014.

Canada Transportation Act

Under the Canada Transportation Act (the “Canada Transportation Act”), a transaction subject to pre-merger notification under the Competition Act (Canada) that involves a transportation undertaking cannot be completed until certain information has been provided to the Minister of Transport of Canada, who we refer to as the “Minister of Transport”, and either the Minister of Transport notifies the parties that she is of the opinion that the transaction does not raise issues with respect to the public interest or the transaction is approved by the Governor in Council of Canada.

On September 19, 2014, the parties to the arrangement agreement filed an application with the Minister of Transport for a notice confirming that the transactions contemplated by the arrangement agreement do not raise issues with respect to the public interest as relates to national transportation, and the Minister of Transport provided the parties with such notice on October 24, 2014.

Investment Canada Act

Under the Investment Canada Act, as amended, including the regulations promulgated thereunder, which we refer to as the “Investment Canada Act”, certain transactions involving the “acquisition of control” of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the Minister of Industry is satisfied that the transaction is likely to be of “net benefit” to Canada. Such a transaction is referred to herein as a “reviewable transaction.” The transactions contemplated by the arrangement agreement constitute a reviewable transaction under the Investment Canada Act.

Pursuant to the arrangement agreement, Investment Canada Act approval will be obtained if the responsible minister under the Investment Canada Act is satisfied or deemed to be satisfied that the transactions contemplated by the arrangement agreement are likely to be of “net benefit” to Canada pursuant to the Investment Canada Act and such approval has not been modified or withdrawn.

An application for review was filed with the Investment Review Division of Industry Canada on September 11, 2014. As of the date of this joint information statement/circular, the review of the transactions contemplated by the arrangement agreement under the Investment Canada Act is ongoing with an extension notice provided on October 27, 2014, and the Investment Canada Act approval required pursuant to the arrangement agreement has not been obtained.

Listing of Holdings Common Shares and Partnership Exchangeable Units (page 138)

It is a mutual condition to the completion of the arrangement that the Holdings common shares be approved for listing on the NYSE and conditionally approved for listing on the TSX. Holdings has or will apply to list the Holdings shares to be issued or made issuable pursuant to the arrangement and the merger on the NYSE and the TSX. Listing on each exchange will be subject to Holdings fulfilling all the listing requirements of the NYSE and the TSX, as applicable.

It is also a mutual condition to the completion of the arrangement that the Partnership exchangeable units be conditionally approved for listing on the TSX. Partnership has applied to list the Partnership exchangeable units to be issued or made issuable pursuant to the merger on the TSX. Listing will be subject to Partnership fulfilling all the listing requirements of the TSX.

Burger King Worldwide common stock and Tim Hortons common shares will be delisted from the NYSE and the TSX, as applicable, following the completion of the transactions.

Conditions to the Completion of the Transactions (page 207)

The completion of the transactions depends upon the satisfaction or waiver of a number of conditions, all of which, to the extent permitted by applicable laws, may be waived by Burger King Worldwide and/or Tim Hortons, as applicable.

The following conditions must be satisfied or mutually waived before Burger King Worldwide or Tim Hortons is obligated to complete the arrangement:

•	Tim Hortons shareholders will have approved the arrangement at the Tim Hortons special meeting;

•	each of the interim order and the order of the Ontario court approving the arrangement (the “final order”) shall have been obtained from the Ontario court on terms consistent with the arrangement agreement and the final order will not have been set aside or modified in a manner unacceptable to either Tim Hortons or Burger King Worldwide, each acting reasonably, on appeal or otherwise;

•	the registration statement of which this joint information statement/circular is a part shall be effective, and no stop order suspending the effectiveness of such registration statement will be in effect and no similar action in respect of the management proxy circular shall have been initiated or threatened by the SEC and not concluded or withdrawn;

•	the Holdings common shares will have been approved for listing on the NYSE, subject only to official notice of issuance, and conditionally approved for listing on the TSX, subject only to the satisfaction of customary listing conditions of the TSX;

•	the Partnership exchangeable units will have been conditionally approved for listing on the TSX, subject only to the satisfaction of customary listing conditions of the TSX;

•	approvals under the HSR Act, the Competition Act (Canada), the Canada Transportation Act and the Investment Canada Act will have been obtained and any waiting or suspensory periods related to such approvals shall have expired or been terminated, in each case, without the imposition of any law or order which has the effect of enjoining, restraining, prohibiting or otherwise preventing the consummation of the transactions;

•	no governmental authority of competent jurisdiction shall have enacted any law or order (whether temporary, preliminary or permanent) that prevents the consummation of the transactions contemplated by the arrangement agreement; and

•	the information statement that is a part of this joint information statement/circular will have been mailed to Burger King Worldwide stockholders at least 20 business days prior to the closing date of the arrangement.

The obligations of Tim Hortons to complete the arrangement are also conditioned on the satisfaction or waiver of the following conditions:

•	Burger King Worldwide and the other parties to the arrangement agreement (other than Tim Hortons) shall have complied in all material respects with their respective obligations, covenants and agreements in the arrangement agreement to be performed and complied with on or before the closing date of the arrangement;

•	as of the date of the arrangement agreement and as of the closing date of the arrangement, certain representations and warranties made by Burger King Worldwide and Holdings in the arrangement agreement relating to capitalization shall be true and correct in all but de minimis respects;

•	as of the date of the arrangement agreement and as of the closing date of the arrangement, certain representations and warranties made by Burger King Worldwide and Holdings in the arrangement agreement relating to authority, takeover statutes, voting requirements and prior operations shall be true and correct in all material respects;

•	as of the date of the arrangement agreement and as of the closing date of the arrangement, the representation and warranty made by Burger King Worldwide in the arrangement agreement relating to the absence of certain changes shall be true and correct in all respects;

•	the remaining representations and warranties made by Burger King Worldwide and Holdings in the arrangement agreement shall be true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications) as of the closing date of the arrangement (other than representations and warranties which by their terms are made as of a specific date, which will be accurate as of such date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Burger King Worldwide;

•	Tim Hortons shall have received (i) a certificate dated the closing date of the arrangement and validly executed by a senior officer of Burger King Worldwide to the effect that the foregoing conditions have been satisfied and (ii) a certificate dated the closing date of the arrangement and validly executed by a senior officer of Holdings to the effect that the foregoing conditions in the first five bullet points have been satisfied;

•	the written consent of the shareholders of Burger King Worldwide will have been delivered to Burger King Worldwide and Tim Hortons in accordance with the Burger King Worldwide voting agreement; and

•	since the date of the arrangement agreement, no fact, circumstance, change, effect, event or occurrence has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Burger King Worldwide.

The obligations of Burger King Worldwide and the other parties to the arrangement agreement (other than Tim Hortons) to complete the arrangement are also conditioned on the satisfaction or waiver of the following conditions:

•	Tim Hortons shall have complied in all material respects with its obligations, covenants and agreements in the arrangement agreement to be performed and complied with on or before the closing date of the arrangement, other than its covenant to provide financing cooperation to Burger King Worldwide and assist in commencing any debt tender offers and redemptions;

•	as of the date of the arrangement agreement and as of the closing date of the arrangement, certain representations and warranties made by Tim Hortons in the arrangement agreement relating to capitalization shall be true and correct in all but de minimis respects;

•	as of the date of the arrangement agreement and as of the closing date of the arrangement, certain representations and warranties made by Tim Hortons in the arrangement agreement relating to the Tim Hortons Shareholder Rights Plan Agreement, dated August 6, 2009, between Tim Hortons and Computershare Trust Company of Canada, authority, takeover statutes, voting requirements, brokers and opinions of financial advisors shall be true and correct in all material respects;

•	as of the date of the arrangement agreement and as of the closing date of the arrangement, the representation and warranty made by Tim Hortons in the arrangement agreement relating to the absence of certain changes shall be true and correct in all respects;

•	the remaining representations and warranties made by Tim Hortons in the arrangement agreement shall be true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications) as of the closing date of the arrangement (other than representations and warranties which by their terms are made as of a specific date, which will be accurate as of such date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Tim Hortons;

•	since the date of the arrangement agreement, no fact, circumstance, change, effect, event or occurrence has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Tim Hortons;

•	Burger King Worldwide will have received a certificate dated the closing date of the arrangement and validly executed by a senior officer of Tim Hortons to the effect that the foregoing conditions have been satisfied;

•	the number of Tim Hortons common shares held by Tim Hortons shareholders that have validly exercised dissent rights shall not exceed 9% of the number of Tim Hortons common shares outstanding as of the date of the arrangement agreement; and

•	if requested by Burger King Worldwide in accordance with the arrangement agreement, Tim Hortons shall have undertaken the distribution by Tim Hortons US LLC (“Tim Hortons US”) of its common shares of The TDL Group Co. to Tim Hortons Delaware Limited Partnership in liquidation of Tim Hortons US.

Financing (page 148)

Burger King Worldwide estimates that the total amount of funds necessary to complete the transactions and pay related fees and expenses will be approximately $16,072.4 million. On October 27, 2014, certain subsidiaries of Holdings entered into a credit agreement, which we refer to as the “credit agreement”, pursuant to which JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association and other lenders have, among other things, agreed to provide:

•	a senior secured term loan facility in an aggregate principal amount of $6,750 million;

•	a senior secured revolving credit facility in an aggregate principal amount of $500 million;

(collectively, the “debt financing”).

The proceeds of the term loans have been deposited into escrow and the release of the funds from escrow is contingent on the closing of the transactions and certain other conditions set forth in the credit agreement.

On October 8, 2014, certain newly formed subsidiaries of Holdings entered into an indenture (as may be amended, supplemented or otherwise modified from time to time, the “Indenture”), by and among such subsidiaries and Wilmington Trust, National Association, as trustee and as collateral agent, in connection with the issuance and sale by such subsidiaries to Wells Fargo Securities, LLC, J.P. Morgan Securities LLC and certain other initial purchasers of $2.25 billion aggregate principal amount of 6.00% Second Lien Senior Secured Notes due 2022 (the “Notes”). Proceeds from the issuance of the Notes were deposited into escrow and upon their release in connection with the closing of the transactions will be used to finance a portion of the transactions and to pay related fees and expenses.

Burger King Worldwide also expects to finance the transactions through an equity issuance by Holdings to Berkshire Hathaway Inc. (“Berkshire”). In connection with the transactions, Berkshire and Holdings entered into a securities purchase agreement (the “securities purchase agreement”) pursuant to which Berkshire agreed to purchase from Holdings, upon the terms and subject to the conditions set forth therein for an aggregate purchase price of $3 billion the following equity interests in Holdings:

•	the preferred shares; and

•	the warrant to purchase Holdings common shares representing 1.75% of the fully-diluted common shares of Holdings as of the closing of the transactions, including after taking into account the common shares of Holdings underlying the warrant. The warrant may be exercised until the fifth anniversary of the closing of the transactions. Berkshire has informed Holdings that it intends to exercise the warrant promptly following the closing of the transactions.

Burger King Worldwide is a third party beneficiary under the securities purchase agreement for purposes of specifically enforcing the terms and provisions thereunder under certain circumstances.

Material Income Tax Consequences of the Transactions (page 150)

For a summary of the material U.S. federal income tax considerations applicable to Burger King Worldwide stockholders in connection with the merger and the material U.S. federal income tax considerations applicable to Tim Hortons shareholders in connection with the arrangement, see “The Transactions—Material U.S. Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Burger King Worldwide stockholder or Tim Hortons shareholder. Burger King Worldwide stockholders and Tim Hortons shareholders should consult their own tax and legal advisors with respect to their particular circumstances.

For a summary of the material Canadian federal income tax considerations applicable to Burger King Worldwide stockholders in connection with the merger and the material Canadian federal income tax considerations applicable to Tim Hortons shareholders in connection with the arrangement, see “The Transactions Material Canadian Federal Income Tax Consequences of the Transactions”. Such summary is not intended to be legal or tax advice to any particular Burger King Worldwide stockholder or Tim Hortons shareholder. Burger King Worldwide stockholders and Tim Hortons shareholders should consult their own tax and legal advisors with respect to their particular circumstances.

Accounting Treatment (page 150)

The holding company acquisition will be accounted for as a business combination of Tim Hortons using the acquisition method of accounting in accordance with ASC 805, Business Combinations, and, accordingly, will generally result in the recognition of Tim Hortons assets acquired and liabilities assumed at fair value. However, as of the date of this joint information statement/circular, we have not performed the valuation studies necessary to estimate the fair values of the assets we will acquire and the liabilities we will assume necessary to reflect the allocation of purchase price to the fair value of such amounts. The excess of the consideration transferred over the net assets acquired reflected in the unaudited pro forma condensed consolidated financial statements has been allocated to intangible assets (i.e., indefinite-lived trade names and definite-lived franchise agreements) and goodwill. A final determination of these fair values will reflect appraisals prepared by independent third-parties and will be based on the actual tangible and intangible assets and liabilities that existed as of the acquisition date. The actual allocation of the consideration transferred will differ from the allocation assumed in these unaudited pro forma condensed consolidated financial statements and may result in adjustments to the unaudited pro forma condensed consolidated financial information.

Burger King Worldwide agreed to acquire Tim Hortons pursuant to the arrangement agreement in a transaction that will result in Burger King Worldwide and Tim Hortons being indirect subsidiaries of Holdings and Partnership. Holdings and Partnership are newly formed entities without significant pre-combination activities, and Burger King Worldwide will be the acquirer for accounting purposes in the transactions. The Partnership exchangeable units are designed to have distribution and voting rights that are substantially equivalent to those of the Holdings common shares. Accordingly, the Partnership exchangeable units are reflected in the pro forma financial information in the same manner as the Holdings common shares. See “The Transactions—Accounting Treatment of the Transactions” for further information.

Termination of the Arrangement Agreement (page 210)

The arrangement agreement may be terminated at any time prior to the closing of the arrangement in the following ways:

•	by mutual written consent of Burger King Worldwide and Tim Hortons;

•	by either Burger King Worldwide or Tim Hortons if the closing of the arrangement shall not have occurred by March 31, 2015 (or April 30, 2015, if so extended by either Burger King Worldwide or Tim Hortons if all conditions except for the receipt of all required approvals from governmental authorities have been satisfied) (the “outside date”), except that the right to so terminate the arrangement agreement will not be available to Burger King Worldwide or Tim Hortons if its failure to fulfill any obligation under the arrangement agreement has been a principal cause of or resulted in the failure of the closing of the arrangement to occur by such date;

•	by either Burger King Worldwide or Tim Hortons if the requisite vote for approval of the arrangement resolution by the Tim Hortons shareholders shall not have been obtained at the Tim Hortons special meeting;

•	by either Burger King Worldwide or Tim Hortons if any governmental authority of competent jurisdiction shall have issued a law or order or taken any other action restraining, enjoining or otherwise prohibiting the arrangement or the merger and such order or other action shall have become final and nonappealable;

•	by Burger King Worldwide, (i) if prior to the time approval by Tim Hortons shareholders is obtained, the Tim Hortons board of directors changes its recommendation to approve the arrangement, (ii) if Tim Hortons breaches any of its representations, warranties, covenants or other agreements contained in the arrangement agreement, which breach or failure would render the conditions precedent to Burger King Worldwide’s obligations under the arrangement agreement not to be satisfied by the outside date or by its nature cannot be cured within that time, and Burger King Worldwide is not in breach of any of the conditions precedent to Tim Hortons obligations to close under the arrangement agreement, or (iii) if the Burger King Worldwide voting agreement is not duly executed and delivered to Tim Hortons and Burger King Worldwide within 24 hours after the execution of the arrangement agreement; or

•	by Tim Hortons, (i) if prior to the time approval by Tim Hortons shareholders is obtained, to permit Tim Hortons to enter into an agreement providing for a “superior proposal” and Tim Hortons immediately prior to or simultaneously with such termination pays to Burger King Worldwide any fees required to be paid to Burger King Worldwide as described below, (ii) if the written consent of the Burger King Worldwide stockholders is not duly executed and delivered to Tim Hortons and Burger King Worldwide in accordance with the Burger King Worldwide voting agreement within five business days after the effectiveness of this joint information statement/circular, or (iii) if Burger King Worldwide or any of its affiliates party to the arrangement agreement breaches any of its representations, warranties, covenants or other agreements contained in the arrangement agreement, which breach or failure would render the conditions precedent to Tim Hortons obligations under the arrangement agreement not to be satisfied by the outside date or by its nature cannot be cured within that time, and Tim Hortons is not in breach of any of the conditions precedent to Burger King Worldwide’s obligations to close under the arrangement agreement.

Termination Fees; Effect of Termination (pages 210 and 211)

The arrangement agreement further provides that Burger King Worldwide must pay a termination fee of C$500 million to Tim Hortons if the arrangement agreement is terminated:

•	by Tim Hortons or Burger King Worldwide because the transactions are not completed by the outside date due to the failure to obtain the approval required by the Investment Canada Act, or there is a permanent injunction or final, non-appealable governmental order or action, in each case related to the Investment Canada Act, prohibiting completion of the transactions if, at the time of such termination, all other closing conditions have been satisfied or waived or are capable of being satisfied; or

•	by Burger King Worldwide due to a permanent injunction or final, non-appealable governmental order or action, in each case related to the Investment Canada Act, prohibiting completion of the transactions.

Tim Hortons must pay a termination fee of C$345 million to Burger King Worldwide if the Arrangement Agreement is terminated:

•	by Tim Hortons to enter into an alternative acquisition agreement for a “company superior proposal” (as described in this joint information statement/circular);

•	by Burger King Worldwide because the board of directors of Tim Hortons has changed its recommendation regarding the arrangement; or

•	by either Burger King Worldwide or Tim Hortons because the transactions are not completed by the outside date or the approval of Tim Hortons shareholders is not obtained, or by Burger King Worldwide due to a breach by Tim Hortons of its representations, warranties or covenants as described above, in each case, if (1) prior to such termination, an acquisition proposal was publicly made for Tim Hortons and not withdrawn and (2) prior to the 12-month anniversary of the termination of the arrangement agreement, Tim Hortons consummates an alternative transaction.

Additionally, in the event that either Tim Hortons or Burger King Worldwide terminates the arrangement agreement as a result of the failure by the shareholders of Tim Hortons to approve the arrangement, Tim Hortons must make an expense reimbursement payment of C$40 million to Burger King Worldwide.

Comparative Per Share Market Price Data and Dividend Information (page 62)

The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of shares of Burger King Worldwide common stock, as reported on the NYSE, and of Tim Hortons common shares, as reported on the NYSE and the TSX.

	NYSE Burger King Worldwide		NYSE Tim Hortons		TSX Tim Hortons
	High (U.S. $)	Low (U.S. $)	High (U.S. $)	Low (U.S. $)	High (C $)	Low (C $)
For the quarterly period:
2012
First Quarter	N/A	N/A	$55.31	$46.55	$54.92	$47.36
Second Quarter	$15.85	$14.97	$58.47	$50.43	$57.91	$56.90
Third Quarter	$15.88	$13.03	$55.02	$49.59	$55.73	$49.62
Fourth Quarter	$17.74	$14.10	$53.91	$45.41	$52.60	$45.11
2013
First Quarter	$19.95	$16.26	$54.62	$47.76	$55.50	$47.83
Second Quarter	$21.00	$17.90	$58.01	$51.86	$58.85	$53.25
Third Quarter	$20.42	$18.97	$59.72	$53.74	$61.52	$56.06
Fourth Quarter	$22.86	$18.91	$61.46	$56.77	$64.18	$58.67
2014
First Quarter	$27.52	$22.03	$58.47	$50.67	$62.80	$56.11
Second Quarter	$27.18	$24.92	$56.67	$53.76	$62.38	$57.76
Third Quarter	$33.82	$26.05	$82.16	$54.23	$89.51	$57.89
Fourth Quarter (through October 31, 2014)	$32.68	$28.48	$81.08	$75.75	$91.50	$85.75

The following table sets forth, for the months indicated, the high and low sales prices per share of shares of Burger King Worldwide common stock, as reported on the NYSE, and of Tim Hortons common shares, as reported on the NYSE and the TSX. In addition, the table also sets forth the average daily trading volume of the relevant security on such exchange.

	NYSE Burger King Worldwide			NYSE Tim Hortons			TSX Tim Hortons
	High (U.S. $)	Low (U.S. $)	Average Volume	High (U.S. $)	Low (U.S. $)	Average Volume	High (C$)	Low (C$)	Average Volume
For the monthly period:
2013
July	19.85	18.75	529,014	58.19	53.74	325,391	59.79	56.03	651,430
August	20.06	19.09	265,723	59.72	54.64	341,882	61.52	57.39	733,076
September	20.18	18.99	662,745	58.34	54.74	246,340	60.18	57.54	637,900
October	20.93	18.75	564,978	61.46	56.77	165,848	64.18	58.67	604,907
November	21.12	20.10	1,325,825	60.51	57.93	256,775	63.48	61.11	618,502
December	22.67	20.61	658,729	59.48	57.06	224,105	63.25	60.63	712,595
2014
January	24.13	22.03	781,114	58.47	51.19	271,424	62.05	57.20	712,893
February	26.45	24.01	857,963	54.75	50.67	412,437	60.50	56.11	793,408
March	27.52	25.78	930,438	56.83	53.41	256,681	62.80	59.00	960,807
April	26.74	24.94	655,495	56.67	54.20	214,419	62.38	59.43	666,997
May	26.28	24.92	456,438	55.30	53.76	199,257	60.40	58.35	945,953
June	27.18	25.39	382,948	55.68	53.88	128,367	59.97	57.76	651,283
July	27.34	26.05	376,536	56.32	54.38	136,200	61.24	57.89	540,560
August	32.40	26.05	3,355,605	82.16	54.23	2,065,714	92.73	59.47	2,852,360
September	33.82	29.66	1,934,414	82.15	78.64	1,321,914	89.45	86.47	1,853,703
October	32.68	28.48	2,142,370	81.08	75.75	993,487	91.50	85.75	1,483,569

The table below sets forth, for the calendar quarters indicated, quarterly dividends paid per Tim Hortons common share, in Canadian dollars per share and in U.S. dollars per share (calculated using the Bank of Canada nominal noon exchange rate on the date Tim Hortons paid the applicable dividend). On November 3, 2014, the Tim Hortons record date, there were [—] Tim Hortons common shares outstanding. Tim Hortons pays quarterly dividends with respect to its common shares.

	Date Paid	C$ Per Share	C$ / $ Exchange Rate on Date Paid(1)	$ Per Share
2012
Quarter ended April 4	03/20/12	$0.21	$1.0067	$0.21
Quarter ended July 4	06/08/12	$0.21	$0.9679	$0.20
Quarter ended September 30	09/05/12	$0.21	$1.0099	$0.21
Quarter ended December 30	12/12/12	$0.21	$1.0148	$0.21
2013
Quarter ended March 31	03/19/13	$0.26	$0.9733	$0.25
Quarter ended June 30	06/07/13	$0.26	$0.9794	$0.25
Quarter ended September 29	09/04/13	$0.26	$0.9540	$0.25
Quarter ended December 29	12/10/13	$0.26	$0.9414	$0.24
2014
Quarter ended March 30, 2014	03/18/14	$0.32	$0.9020	$0.29
Quarter ended June 30, 2014	06/05/14	$0.32	$0.9146	$0.29
Quarter ended September 28, 2014	09/03/14	$0.32	$0.9197	$0.29

Tim Hortons declares and pays dividends in Canadian dollars, eliminating the foreign exchange exposure for its shareholders ultimately receiving Canadian dollars. For U.S. beneficial shareholders, however, CDS Clearing and Depository Services Inc. (“CDS”) converts, and for U.S. registered shareholders, Tim Hortons converts, the Canadian dividend amounts into U.S. dollars based on exchange rates prevailing at the time of conversion and pay such dividends in U.S. dollars. Shareholders ultimately receiving U.S. dollars are exposed to foreign exchange risk from the date the dividend is declared until the date CDS or Tim Hortons, as applicable, convert the dividend payment to U.S. dollars.

On August 22, 2014, the last trading day before the public announcement of the negotiations between Burger King Worldwide and Tim Hortons, the closing sale price per Tim Hortons common share was $62.84 on the NYSE and C$68.78 on the TSX. On October 31, 2014, the latest practicable date before the date of this joint information statement/circular, the closing sale price per Tim Hortons common share was $81.02 on the NYSE and C$91.32 on the TSX.

The table below sets forth, for the calendar quarters indicated, quarterly dividends paid per share of Burger King Worldwide common stock. On November 3, 2014, the Burger King Worldwide record date, there were [—] shares of Burger King Worldwide common stock outstanding. Burger King Worldwide pays quarterly dividends with respect to its common stock.

	Date Paid	$ Per Share
2012
Quarter ended December 31	11/29/12	$0.04
2013
Quarter ended March 31	03/15/13	$0.05
Quarter ended June 30	05/15/13	$0.06
Quarter ended September 30	08/30/13	$0.06
Quarter ended December 31	11/26/13	$0.07
2014
Quarter ended March 31, 2014	03/12/14	$0.07
Quarter ended June 30, 2014	05/27/14	$0.07
Quarter ended September 30, 2014	08/26/14	$0.08

On August 22, 2014, the last trading day before the public announcement of the negotiations between Burger King Worldwide and Tim Hortons, the closing sale price per share of Burger King Worldwide common stock was $27.11 on the NYSE. On October 31, 2014, the latest practicable date before the date of this joint information statement/circular, the closing sale price per share of Burger King Worldwide common stock was $32.68 on the NYSE.

For further information, see “Financial Information.”

Summary of Financial Information (page 53)

Certain historical consolidated financial information of Tim Hortons is presented in this joint information statement/circular to assist Tim Hortons shareholders in their analysis of the financial aspects of the transactions. The selected historical consolidated financial data has been derived from the Tim Hortons audited consolidated financial statements for the years ended December 29, 2013, December 30, 2012, which are incorporated herein by reference, and for the years ended January 1, 2012, January 2, 2011 and January 3, 2010. The selected condensed consolidated statement of operations data for the six moths ended June 30, 2013 and June 29, 2014, and the selected condensed consolidated balance sheet data as of June 29, 2014 have been derived from the Tim Hortons unaudited condensed consolidated financial statements incorporated herein by reference.

Certain selected consolidated financial information of Burger King Worldwide are presented in this joint information statement/circular. The selected historical financial data as of December 31, 2013 and December 31, 2012 and for 2013, 2012, 2011 and 2010 and for the period from October 19, 2010 to December 31, 2010 have been derived from Burger King Worldwide’s audited consolidated financial statements and notes thereto. The selected historical financial data as of June 30, 2010 and June 30, 2009 and for the period July 1, 2010 to October 18, 2010 and for fiscal 2010 and 2009 have been derived from the audited consolidated financial statements and the notes thereto. The selected financial information for the six months ended June 30, 2014 and 2013 has been derived from Burger King Worldwide’s unaudited consolidated financial statements.

Pro forma financial information of Holdings is presented in this joint information statement/circular. The pro forma financial information has been derived from (i) the audited consolidated financial statements of Burger

King Worldwide as of and for the fiscal year ended December 31, 2013, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and included elsewhere in this joint information statement/circular, (ii) the audited consolidated financial statements of Tim Hortons as of and for the fiscal year ended December 29, 2013, which have been prepared in accordance with GAAP and are included elsewhere in this joint information statement/circular and (iii) the unaudited consolidated financial statements of Burger King Worldwide and Tim Hortons for the six month periods ended June 30, 2014 and June 29, 2014, respectively, which have been prepared in accordance with GAAP and are included elsewhere in this joint information statement/circular.

RISK FACTORS

Shareholders of Tim Hortons and stockholders of Burger King Worldwide should carefully consider the following risk factors in connection with their consideration of the arrangement and the merger. Such risks may not be the only risks arising in connection with the transactions or facing Tim Hortons, Burger King Worldwide and each of their respective subsidiaries. Additional risks and uncertainties not presently known may also materially and adversely affect the business, operations, financial condition or prospects of Tim Hortons, Burger King Worldwide and each of their respective subsidiaries.

Factors Relating to the Transactions

The arrangement agreement may be terminated in accordance with its terms and the transactions may not be completed.

The arrangement agreement contains a number of conditions that must be fulfilled to complete the transactions. Those conditions include, among other customary conditions, the approval of the arrangement resolution by Tim Hortons shareholders, the approval of the arrangement by the Ontario court, receipt of requisite regulatory approvals, absence of orders prohibiting consummation of the transactions, effectiveness of the registration statement of which this document is a part, approval of the Holdings common shares for listing on the NYSE and conditional approval for listing on the TSX and conditional approval of the Partnership exchangeable units for listing on the TSX. These conditions to the closing of the transactions may not be fulfilled and, accordingly, the transactions may not be completed. In addition, if the transactions are not completed by March 31, 2015 (subject to extension to April 30, 2015, if the only conditions not satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, which conditions shall be capable of being satisfied) are conditions relating to regulatory approvals and the absence of any orders relating to regulatory approvals), either Tim Hortons or Burger King Worldwide may choose to terminate the arrangement agreement. In addition, Tim Hortons or Burger King Worldwide may elect to terminate the arrangement agreement in certain other circumstances, and the parties can mutually decide to terminate the arrangement agreement at any time prior to the closing, before or after shareholder or stockholder approval, as applicable. See “The Arrangement Agreement—Termination of the Arrangement Agreement” and “—Termination Fees” for a more detailed description of these circumstances.

Failure to complete the transactions could negatively impact the share prices and the future business and financial results of either or both of Tim Hortons and Burger King Worldwide.

If the transactions are not completed, the ongoing businesses of either or both of Tim Hortons and Burger King Worldwide may be adversely affected. Additionally, if the transactions are not completed and the arrangement agreement is terminated, in certain circumstances, either Tim Hortons may be required to pay to Burger King Worldwide a termination fee of C$345 million or Burger King Worldwide may be required to pay to Tim Hortons a termination fee of C$500 million. In addition, Tim Hortons and Burger King Worldwide may incur significant transaction expenses in connection with the transactions regardless of whether the transactions are completed. The foregoing risks, or other risks arising in connection with the failure of the transactions, including the diversion of management attention from conducting the business of the respective company and pursuing other opportunities during the pendency of the transactions, may have a material adverse effect on the businesses, operations, financial results and share and stock prices of Tim Hortons and Burger King Worldwide. In addition, either of Tim Hortons or Burger King Worldwide could be subject to litigation related to any failure to consummate the transactions or any related action that could be brought to enforce a party’s obligation under the arrangement agreement.

Tim Hortons shareholders may receive a portion of their consideration in a different form from what they elect.

As a result of the arrangement, each issued and outstanding common share of Tim Hortons (including shares issued in settlement of outstanding options, restricted stock units and performance stock units), other than dissenting shares, will be converted into the right to receive the arrangement mixed consideration of 0.8025 Holdings common shares and C$65.50 in cash. Alternatively, Tim Hortons shareholders will have the right to make a cash election to receive the cash consideration of C$88.50 in cash, or a shares election to receive the arrangement shares consideration of 3.0879 Holdings common shares, for each of their Tim Hortons common shares.

Although each Tim Hortons shareholder may elect to receive all cash or all Holdings common shares in the arrangement, both the cash election and the shares election are subject to a proration procedure as set forth in the plan of arrangement. The pool of cash and the number of Holdings common shares available for all Tim Hortons shareholders will be fixed at the aggregate amount of cash that would have been paid, and the aggregate number of Holdings common shares that would have been issued, to all of the holders of Tim Hortons common shares had the election to receive the arrangement mixed consideration been made with respect to each Tim Hortons common share (i.e., the aggregate number of Holdings common shares required to provide each Tim Hortons shareholder with 0.8025 Holdings common shares and the aggregate amount of cash required to provide each Tim Hortons shareholder with C$65.50 in cash). As a result, if the aggregate number of shares with respect to which either cash elections or shares elections have been made would otherwise result in payments of cash or shares in excess of the maximum amount of cash or number of shares available, and a Tim Hortons shareholder has chosen the consideration election that exceeds the maximum available, such Tim Hortons shareholder will receive consideration in part in a form that such shareholder did not elect.

The mix of consideration payable to Tim Hortons shareholders who make cash elections or shares elections, giving effect to the proration procedure, will not be known until Holdings tallies the results of the elections made by Tim Hortons shareholders, which will not occur until shortly prior to the closing of the arrangement. As a result, Tim Hortons shareholders who make cash elections or shares elections cannot determine the exact amount of cash and the exact number of Holdings common shares that they will receive in the arrangement prior to making an election. This could result in, among other things, tax consequences that differ from those that would have resulted if such Tim Hortons shareholder had received the form of consideration that the shareholder elected.

For illustrative examples of how the proration procedures would work in the event there is an oversubscription of the cash election or shares election in the arrangement, see “The Transactions—Election and Proration Procedures; Procedures for Converting Tim Hortons Common Shares into Arrangement Consideration; Dissenters Rights; Withholding Rights”.

Because the value of each Holdings common share that Holdings will issue to Tim Hortons shareholders in connection with the arrangement could be different from the implied value of Holdings common shares at the time Tim Hortons shareholders vote to approve the arrangement, Tim Hortons shareholders cannot be sure of the market price of the Holdings common shares they will receive.

Upon completion of the transactions, holders of Tim Hortons common shares, other than those who make cash elections or shares elections, will receive 0.8025 Holdings common shares and C$65.50 in cash. Holders of Tim Hortons common shares who make cash elections will receive C$88.50 in cash, and holders of Tim Hortons common shares who make shares elections will receive 3.0879 Holdings common shares, in each case subject to the proration procedure. The number of Holdings common shares that Holdings will issue to Tim Hortons shareholders as a result of the arrangement will not be adjusted in the event of any increase or decrease in the share price of either Burger King Worldwide common stock or Tim Hortons common shares between the time Tim Hortons shareholders vote to approve the arrangement and the completion of the transactions.

The market value of each Holdings common share that Holdings will issue to Tim Hortons shareholders as a result of the arrangement could vary significantly from the implied value of Holdings common shares on the date of this joint information statement/circular or the date of the Tim Hortons special meeting. Because the number of Holdings common shares that will be issued to Tim Hortons shareholders as a result of the arrangement will not be adjusted to reflect any changes in the market value of Burger King Worldwide common stock or Tim Hortons common shares, such market price fluctuations may affect the value that Tim Hortons shareholders will receive upon completion of the transactions. Share price changes may result from a variety of factors, including changes in the business, operations or prospects of Burger King Worldwide or Tim Hortons, market assessments of the likelihood that the transactions will be completed, the timing of the transactions, regulatory considerations, general market and economic conditions and other factors. Shareholders are urged to obtain current market quotations for Burger King Worldwide common stock and Tim Hortons common shares. See “Financial Information—Comparative Per Share Data” and “Financial Information—Comparative Per Share Market Price Data and Dividend Information” for additional information on the market value of Burger King Worldwide common stock and Tim Hortons common shares.

Burger King Worldwide stockholders may receive a portion of their consideration in a different form from what they elect.

As a result of the merger, stockholders of Burger King Worldwide will receive, for each share of Burger King Worldwide common stock held, 0.99 Holdings common shares and 0.01 Partnership exchangeable units. Alternatively, Burger King Worldwide stockholders will have the right to make an election to receive one Partnership exchangeable unit, but no Holdings common shares, for each share of their Burger King Worldwide common stock.

Although each Burger King Worldwide stockholder may elect to receive only Partnership exchangeable units in the merger, such election is subject to a proration procedure as set forth in the arrangement agreement. The maximum number of Partnership exchangeable units available for all Burger King Worldwide stockholders will be fixed at the number of Partnership exchangeable units that would cause the fair market value of Holdings’ interest in Partnership to be less than 50.1% of the fair market value of all equity interests in Partnership as of the date on which the transactions are completed. As a result, if the aggregate number of Partnership exchangeable units that would otherwise have been issued to Burger King Worldwide stockholders who elected to receive only Partnership exchangeable units exceeds this maximum number, each such stockholder will receive fewer Partnership exchangeable units, and correspondingly more Holdings common shares, than such stockholder elected. Accordingly, Burger King Worldwide stockholders who elect to receive only Partnership exchangeable units will not know the consideration they will receive in the merger at the time they make the election with respect to their Burger King Worldwide common stock. This could result in, among other things, tax consequences that differ from those that would have resulted if such Burger King Worldwide stockholder had received the form of consideration that the stockholder elected.

For illustrative examples of how the proration procedure would work in the event there is an oversubscription of Partnership exchangeable units in the merger, see “The Transactions—Election and Proration Procedures; Exchange of Shares of Burger King Worldwide Common Stock”.

Because the value of each Holdings common share that Holdings will issue to Burger King Worldwide stockholders in connection with the merger could be different from the implied value of Holdings common shares at the date of execution of the arrangement agreement, Burger King Worldwide stockholders cannot be sure of the market price of the Holdings common shares they will receive.

The number of Holdings common shares (or Partnership exchangeable units) that Holdings (or Partnership) will issue to Burger King Worldwide stockholders as a result of the merger will not be adjusted in the event of any increase or decrease in the share price of either Burger King Worldwide common stock or Tim Hortons common shares between the date of execution of the arrangement agreement (August 26, 2014) and the completion of the transactions.

The market value of each Holdings common share (or Partnership exchangeable unit) that Holdings (or Partnership) will issue to Burger King Worldwide stockholders as a result of the merger could vary significantly from the implied value of Holdings common shares on the date of execution of the arrangement agreement. Because the number of Holdings common shares (and Partnership exchangeable units) that will be issued to Burger King Worldwide stockholders as a result of the merger will not be adjusted to reflect any changes in the market value of Burger King Worldwide common stock or Tim Hortons common shares, such market price fluctuations may affect the value that Burger King Worldwide stockholders will receive upon completion of the transactions. Share price changes may result from a variety of factors, including changes in the business, operations or prospects of Burger King Worldwide or Tim Hortons, market assessments of the likelihood that the transactions will be completed, the timing of the transactions, regulatory considerations, general market and economic conditions and other factors. Stockholders are urged to obtain current market quotations for Burger King Worldwide common stock and Tim Hortons common shares. See “Financial Information—Comparative Per Share Data” and “Financial Information—Comparative Per Share Market Price Data and Dividend Information” for additional information on the market value of Burger King Worldwide common stock and Tim Hortons common shares.

Obtaining required approvals necessary to satisfy the conditions to the completion of the transactions may delay or prevent completion of the transactions, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the transactions.

The transactions are subject to customary closing conditions. These closing conditions include, among others, the receipt of required approval of Tim Hortons shareholders, approval of the arrangement by the Ontario court, the effectiveness of the registration statement of which this joint information statement/circular is a part, expiration or termination of the waiting period under the HSR Act in the United States and receipt of Competition Act, Investment Canada Act and Transportation Act approvals in Canada. The governmental agencies from which the parties will seek certain of these approvals have broad discretion in administering the governing regulations. As a condition to their approval, these agencies may impose requirements, limitations or costs, require divestitures, require undertakings or place restrictions on the conduct of the Holdings business after the closing. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the consummation of the transactions or may reduce the anticipated benefits of the transactions. Further, no assurance can be given as to the terms, conditions and timing of the required approvals. If Burger King Worldwide and Tim Hortons agree to any material requirements, limitations, costs or restrictions in order to obtain any approvals required to consummate the arrangement and the merger, these requirements, limitations, costs or restrictions could materially and adversely affect the anticipated benefits of the transactions. This could result in a failure to consummate these transactions or have a material adverse effect on Holdings’ and Partnership’s business and results of operations. In addition, failure to obtain approval from any of the governmental agencies may result in the termination of the transactions. If the transactions are terminated because Burger King Worldwide is unable to obtain Investment Canada Act approval, Burger King Worldwide may be required to pay to Tim Hortons a termination fee of C$500 million. See “The Arrangement Agreement—Conditions to the Completion of the Arrangement and the Merger” for a discussion of the conditions to the completion of the transactions and “The Transactions—Regulatory Approvals Required”. Early termination of the waiting period under the HSR Act with respect to the transactions was granted on September 26, 2014.

Tim Hortons and Burger King Worldwide’s respective business relationships, including relationships with franchisees and customer relationships, may be subject to disruption due to uncertainty associated with the transactions.

Parties with which Tim Hortons and Burger King Worldwide currently do business or may do business in the future, including franchisees, customers and suppliers, may experience uncertainty associated with the transactions, including with respect to current or future business relationships with Tim Hortons, Burger King Worldwide, Partnership or Holdings. As a result, Tim Hortons and Burger King Worldwide’s business relationships may be subject to disruptions if franchisees, customers, suppliers and others attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Tim Hortons or Burger King Worldwide as a result of the transactions. These disruptions could have a material and adverse effect on the businesses, financial condition, results of operations or prospects of Holdings and Partnership following the closing. The effect of such disruptions could be exacerbated by a delay in the consummation of the transactions or termination of the arrangement agreement.

While the transactions are pending, Tim Hortons and Burger King Worldwide are restricted from taking certain actions. In addition to affecting their respective business operations, this may also affect relationships with their respective employees.

The arrangement agreement restricts Tim Hortons and, to a lesser extent, Burger King Worldwide, from taking specified actions until the transactions occur without the consent of the other party. These restrictions may prevent Tim Hortons or Burger King Worldwide from pursuing attractive business opportunities that may arise prior to the completion of the transactions. In addition, employee retention may be challenging during the pendency of the transactions, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the businesses, the business of the combined company following the transactions could be seriously harmed.

Until the completion of the transactions or the termination of the arrangement agreement in accordance with its terms, Tim Hortons and Burger King Worldwide are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Tim Hortons or Burger King Worldwide and their respective shareholders and stockholders.

Until the transactions are completed, the arrangement agreement restricts Tim Hortons and, to a lesser extent, Burger King Worldwide, from taking specified actions without the consent of the other party, and requires each of Tim Hortons and Burger King Worldwide to operate in the ordinary course of business consistent with past practices. These restrictions may prevent Tim Hortons and/or Burger King Worldwide from making appropriate changes to their respective businesses or pursuing attractive business opportunities that may arise prior to the completion of the transactions. See “The Arrangement Agreement—Covenants” for a description of the restrictive covenants applicable to Tim Hortons and Burger King Worldwide.

The arrangement agreement contains provisions that restrict Tim Hortons ability to pursue alternatives to the transactions and, in specified circumstances, could require Tim Hortons to pay Burger King Worldwide a termination fee.

Under the arrangement agreement, Tim Hortons is restricted, subject to certain exceptions, from soliciting any offer or proposal for specified alternative transactions involving Tim Hortons, or, subject to certain exceptions relating to the receipt of unsolicited offers that may be deemed to be superior proposals, from participating in discussions or engaging in negotiations regarding such an offer or proposal with, or furnishing any non-public information in connection with such an offer or proposal to, any person that has made such an offer or proposal. If the arrangement agreement is terminated by Tim Hortons to enter into an agreement with respect to a superior proposal, or by Burger King Worldwide after the Tim Hortons board of directors has changed its recommendation regarding the arrangement, then Tim Hortons will be required to pay a termination fee of C$345 million to Burger King Worldwide. Tim Hortons will also be required to pay a termination fee of C$345 million to Burger King Worldwide if either party terminates the arrangement agreement after Tim Hortons shareholders have failed to approve the arrangement, if prior to such termination an acquisition proposal was publicly made for Tim Hortons and not withdrawn, and prior to the 12-month anniversary of the termination Tim Hortons consummates an alternative transaction.

These provisions may have the effect of increasing the cost to Tim Hortons if Tim Hortons enters into an agreement with respect to a superior proposal or if the Tim Hortons board of directors changes its recommendation that Tim Hortons shareholders approve the arrangement. These provisions could also discourage a third party that may have an interest in acquiring all or a significant part of Tim Hortons from considering or proposing that acquisition, even if such third party were willing to pay consideration with a higher value than the consideration to be paid in the arrangement.

Tim Hortons and Burger King Worldwide directors and officers may have interests in the transactions different from the interests of Tim Hortons shareholders and Burger King Worldwide stockholders.

Certain of the directors and executive officers of Tim Hortons and Burger King Worldwide negotiated the terms of the arrangement agreement, the boards of directors of each of Tim Hortons and Burger King Worldwide each unanimously approved the arrangement agreement and the transactions contemplated thereby, and the Tim Hortons board of directors recommended that the shareholders of Tim Hortons vote in favor of the arrangement. These directors and executive officers may have interests in the transactions that are different from, or in addition to, those of Tim Hortons shareholders and Burger King Worldwide stockholders. These interests include, but are not limited to, the continued employment of certain executive officers of Tim Hortons and Burger King Worldwide by Holdings, the continued service of certain directors of Tim Hortons and Burger King Worldwide as directors of Holdings and the treatment in the arrangement of stock options, restricted stock units, performance stock units, deferred stock units, change of control–employment agreements and other rights held by Tim Hortons and Burger King Worldwide directors and executive officers. Tim Hortons shareholders should be aware of these interests when they consider the recommendation of the Tim Hortons board of directors that they vote in favor of the arrangement. The Tim Hortons board of directors was aware of these interests when it determined that the consideration to be received by Tim Hortons shareholders pursuant to the arrangement is fair from a financial point of view, and that the arrangement is in the best interests of Tim Hortons, and recommended that Tim Hortons shareholders vote in favor of the arrangement. The Burger King Worldwide board of directors was also aware of these interests when it determined that the transactions are in the best interests of Burger King Worldwide and approved the arrangement agreement and the transactions contemplated thereby. The interests of Tim Hortons and Burger King Worldwide directors and executive officers are described in more detail in the section of this document entitled “The Transactions—Interests of Certain Persons related to Tim Hortons in the Transactions” and “The Transactions—Interests of Certain Persons related to Burger King Worldwide in the Transactions”.

Tim Hortons shareholders and Burger King Worldwide stockholders will have a reduced ownership and voting interest in the combined company after the transactions and will exercise less influence over management.

Tim Hortons shareholders currently have the right to vote in the election of the board of directors of Tim Hortons and on other matters affecting Tim Hortons. Upon the completion of the transactions, each Tim Hortons shareholder who receives Holdings common shares will become a shareholder of Holdings with a percentage ownership of Holdings that is smaller than the shareholder’s previous percentage ownership of Tim Hortons. It is currently expected that the former shareholders of Tim Hortons as a group will receive shares in the arrangement constituting approximately 21% of the voting power of Holdings immediately after the transactions. Because of this, the former Tim Hortons shareholders as a group will have less influence on the management and policies of Holdings than they now have on the management and policies of Tim Hortons.

Similarly, Burger King Worldwide stockholders currently have the right to vote in the election of the board of directors of Burger King Worldwide and on other matters affecting Burger King Worldwide. Upon the completion of the transactions, each Burger King Worldwide stockholder who receives Holdings common shares (or Partnership exchangeable units) will become a shareholder of Holdings (and/or a unitholder of Partnership) with a percentage ownership of Holdings (including on a fully exchanged basis) that is smaller than the shareholder’s previous percentage ownership of Burger King Worldwide. It is currently expected that the former stockholders of Burger King Worldwide as a group will receive common shares (or Partnership exchangeable units) in the merger constituting approximately 68% of the voting power of Holdings (on a fully exchanged basis) immediately after the transactions. Because of this, Burger King Worldwide stockholders will have less influence on the management and policies of Holdings as a group than they now have on the management and policies of Burger King Worldwide.

3G will own a significant amount of the voting power of Holdings after the transactions, and its interests may conflict with or differ from the interests of the Tim Hortons shareholders and the other Burger King Worldwide stockholders.

3G, which is controlled by 3G Capital, currently owns approximately 69.22% of the Burger King Worldwide common stock, and, after the completion of the transactions, will control approximately 48% of the voting power of Holdings. The interests of 3G Capital may not always be aligned with the interests of Tim Hortons shareholders and the other Burger King Worldwide stockholders. Following the transactions, it is expected that 3G Capital will beneficially own 51% of the common equity of the combined company on a fully diluted basis, representing an aggregate of 48% of the voting power of Holdings. So long as 3G Capital continues to directly or indirectly own a significant amount of the voting power of Holdings, it will continue to be able to strongly influence or effectively control the business decisions of Holdings. 3G Capital may have interests that are different from those of Tim Hortons shareholders and the other Burger King Worldwide stockholders, and it may exercise its voting and other rights in a manner that may be adverse to the interests of such shareholders.

In addition, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquiror from attempting to obtain control of Holdings, which could cause the market price of Holdings common shares to decline or prevent Holdings shareholders from realizing a premium over the market price for their Holdings common shares or Partnership exchangeable units.

3G Capital is in the business of making investments in companies and may from time to time in the future acquire or develop controlling interests in businesses engaged in the QSR industry that complement or directly or indirectly compete with certain portions of the Holdings business. In addition, 3G Capital may pursue acquisitions or opportunities that may be complementary to the Holdings business and, as a result, those acquisition opportunities may not be available to Holdings.

Upon completion of the transactions Holdings expects not to be in compliance with certain “best practices” established by Canadian securities regulators in respect of corporate governance.

It is anticipated that the chairman of Holdings will not be “independent” for purposes of Canadian securities laws, and Holdings’ nominating and corporate governance and compensation committees will not be composed solely of independent directors. Accordingly, Holdings will not be in compliance with certain governance best practices set forth in National Policy 58-201 – Corporate Governance Guidelines (referred to herein as “NP 58-201”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (referred to herein as “NI 58-101”) with respect to standards of director independence. Accordingly, you will not have the same protections afforded to shareholders of companies that are in compliance with the corporate governance best practices established by the Canadian Securities Administrators.

The Tim Hortons shareholders are entitled to dissent rights in connection with the Arrangement, which if exercised in substantial numbers could impact the arrangement consideration mix or the completion of the arrangement.

Registered holders of Tim Hortons common shares are entitled to dissent from the arrangement resolution in the manner provided in section 190 of the CBCA, as modified by the interim order and the plan of arrangement. If the statutory procedures governing dissent rights are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting shareholders for their Tim Hortons common shares that is different in amount and form from the consideration offered under the arrangement. There is no assurance that the arrangement can be completed without Tim Hortons shareholders exercising dissent rights in respect of a substantial number of Tim Hortons common shares, which would reduce the amount of cash available to the Tim Hortons shareholders as consideration under the arrangement.

In addition, the arrangement agreement is subject to a condition in favor of Burger King Worldwide that the number of Tim Hortons common shares held by Tim Hortons shareholders that have validly exercised dissent rights will not exceed nine percent of the number of Tim Hortons common shares outstanding as of August 26, 2014. If such condition is not satisfied, the transactions may not occur.

Burger King Worldwide and Tim Hortons may be named in legal proceedings in connection with the transactions, the outcomes of which are uncertain, could delay or prevent the completion of the transactions.

Burger King Worldwide, Tim Hortons and their respective directors may be named as defendants in putative shareholder class action challenging the proposed transactions. Among other remedies, the plaintiffs in such actions, if they do arise, may seek to enjoin the transactions. Such legal proceedings could delay or prevent the transactions from becoming effective within the agreed upon timeframe.

Burger King Worldwide’s inability to satisfy and comply with conditions under its existing financing commitments or, if necessary, obtain additional or replacement financing could delay or prevent the completion of the transactions.

The obligations of Burger King Worldwide and Holdings under the arrangement agreement are not subject to any conditions regarding their ability to finance, or obtain financing for, the transactions contemplated by the arrangement agreement.

Holdings must obtain a substantial amount of capital from third-party sources to finance the transactions contemplated by the arrangement agreement. This financing is expected to take several forms, including a senior secured term loan facility in an aggregate principal amount of $6,750 million, a senior secured revolving credit facility in an aggregate principal amount of $500 million, senior secured second lien notes in an aggregate principal amount of up to $2,250 million and the proceeds of the sale of the preferred shares to Berkshire pursuant to the securities purchase agreement. See “The Transactions—Financing for the Transactions” for more information.

The funding of the debt financing commitment obtained by Burger King Worldwide in connection with the arrangement agreement and the sale of the preferred shares are subject to a number of conditions, as described under “The Transactions—Financing for the Transactions”, and there is a risk that one or more of these conditions will not be satisfied. If these conditions are not satisfied, then the funds under these financing arrangements may not be available to Holdings for purposes of consummating the transactions.

Holdings’ substantial leverage and debt service obligations could adversely affect Holdings’ business.

After giving effect to the transactions, Holdings expects to have total external debt of approximately $9.2563 billion. The degree to which Holdings will be leveraged following the transaction could have important consequences to Holdings shareholders, including, but not limited to, potentially:

•	increasing Holdings’ vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

•	requiring the dedication of a substantial portion of Holdings’ cash flow from operations to the payment of principal of, and interest on, indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures, product research, dividend share repurchases and development or other corporate purposes;

•	increasing Holdings’ vulnerability to and limiting its flexibility in planning for, or reacting to, changes in Holdings’ business and the competitive environment and the industry in which it operates;

•	placing Holdings at a competitive disadvantage as compared to its competitors, to the extent that they are not as highly leveraged;

•	restricting Holdings from making strategic acquisitions or causing Holdings to make non-strategic divestitures;

•	exposing Holdings to the risk of increased interest rates as borrowings under Holdings’ credit facilities are expected to be subject to variable rates of interest;

•	making it more difficult for Holdings to repay, refinance, or satisfy its obligations with respect to its debt;

•	causing the long-term and short-term debt ratings of Holdings and its subsidiaries to be lower than the long-term and short-term debt ratings currently applicable to Tim Hortons and Burger King Worldwide; and

•	limiting Holdings’ ability to borrow additional funds in the future and increasing the cost of any such borrowing.

Holdings expects the terms of its indebtedness to restrict its current and future operations, particularly its ability to incur additional debt that it may need to fund initiatives in response to changes in its business, the industries in which it operates, the economy and government regulations.

The terms of Holdings’ indebtedness are expected to include a number of restrictive covenants that impose significant operating and financial restrictions on Holdings and its subsidiaries and limit the ability to engage in actions that may be in Holdings’ long-term best interests, including but not limited to restrictions on Holdings’ and its subsidiaries’ ability to:

•	incur additional indebtedness;

•	pay dividends on, repurchase or make distributions in respect of capital stock;

•	make investments or acquisitions;

•	sell, transfer, or otherwise convey certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of substantially all of Holdings’ or its subsidiaries’ assets;

•	enter into agreements restricting the ability to pay dividends or make other intercompany transactions;

•	enter into transactions with affiliates; and

•	prepay certain kinds of indebtedness.

A breach of the covenants under Holdings’ indebtedness could result in an event of default under the applicable agreement. Such a default could allow the holders of such indebtedness to accelerate the repayment of such debt and may result in the acceleration of the repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the senior secured credit facilities would also permit the lenders thereunder to terminate all other commitments to extend additional credit under the senior secured credit facilities.

Furthermore, if Holdings were unable to repay the amounts due under its secured indebtedness, the holders of such indebtedness could proceed against the collateral that secures such indebtedness. In the event Holdings’ creditors accelerate the repayment of its indebtedness, Holdings and its subsidiaries may not have sufficient assets to repay that indebtedness.

Despite its expected substantial indebtedness level, Holdings may be able to incur substantially more indebtedness. This could further exacerbate the risks to Holdings’ financial condition described above.

Holdings and its subsidiaries expect to be able to incur substantial additional indebtedness in the future. Although the terms of Holdings’ indebtedness are expected to contain restrictions on the incurrence of additional indebtedness and additional liens, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial.

Servicing debt and funding other obligations requires a significant amount of cash, and Holdings’ and Partnership’s ability to generate sufficient cash depends on many factors, some of which are beyond their control.

Holdings’ and Partnership’s ability to make payments on and refinance their indebtedness and make required payments to holders of preferred shares and Tim Hortons and Burger King Worldwide’s ability to make payments on and refinance the indebtedness of Burger King Worldwide and Tim Hortons and to fund each of their operations and capital expenditures depends upon their ability to generate cash flow and secure financing in the future. Their ability to generate future cash flow depends, among other things, upon:

•	future operating performance;

•	general economic conditions;

•	competition; and

•	legislative and regulatory factors affecting our operations and business.

Some of these factors are beyond their control. There is no assurance that the businesses of Burger King Worldwide or Tim Hortons will generate cash flow from operations or that future debt or equity financings will be available to them to enable them to pay their indebtedness or to fund other needs. As a result, any of them may need to refinance all or a portion of their indebtedness on or before maturity. There is no assurance that they will be able to refinance any of their indebtedness on favorable terms, or at all. Any inability to generate sufficient cash flow or refinance their indebtedness on favorable terms could have a material adverse effect on the financial condition of Holdings and Partnership.

Holdings expects the terms of its indebtedness and preferred shares to be subject to mandatory redemption or repayment upon a change of control, and such terms could have the effect of delaying or preventing a future change of control.

Holdings intends to obtain capital from third-party sources to finance the transactions contemplated by the arrangement agreement. This financing is expected to take several forms, including a senior secured term loan facility in an aggregate principal amount of $6,750 million, a senior secured revolving credit facility in an aggregate principal amount of $500 million, senior secured second lien notes in an aggregate principal amount of up to $2,250 million and $3 billion in preferred shares and a warrant to purchase Holdings common shares issued to Berkshire pursuant to the securities purchase agreement.

In connection with any future change of control of Holdings, subject to important exceptions contained therein, (i) the terms of the credit agreement governing the senior secured term loan facility and the senior secured revolving credit facility will require repayment by Holdings in the event of a change of control; (ii) the indenture governing the senior secured second lien notes will require the issuer thereof to make an offer to repurchase the notes in connection with a change of control; and (iii) the terms of the preferred shares will require, if requested by the holders of not less than a majority of the outstanding preferred shares, the preferred shares to be redeemed in full by Holdings as a result of a change of control. In addition, other existing or future indebtedness of Holdings may also be subject to mandatory repurchase or repayment upon a future change of control. Accordingly, a future change of control of Holdings would require these and possibly other obligations to become subject to repurchase, repayment and/or redemption. In any such event, Holdings may not have sufficient resources to repurchase, repay and redeem these obligations, as applicable. Moreover, if such financing is required to be repurchased, repaid or redeemed, other third-party financing may be required in order to provide the funds necessary for Holdings to satisfy such obligations, and Holdings may not be able to obtain such additional financing on terms favorable to it or at all.

Any of these provisions may also discourage a potential acquirer from proposing or completing a transaction that may otherwise have presented a premium to Holdings shareholders.

The proposed transactions could have an adverse effect on the Tim Hortons and the Burger King Worldwide brands.

The success of Tim Hortons and Burger King Worldwide is largely dependent upon the ability of Tim Hortons and Burger King Worldwide to maintain and enhance the value of their respective brands, their guests’ connection to and perception of the brands, and a positive relationship with restaurant owners. Brand value could be severely damaged if the proposed transactions receive considerable negative publicity or if guests or restaurant owners otherwise come to have a diminished view of the brands as a result of the transactions or the common ownership of the existing businesses.

The common ownership of the businesses currently conducted by Burger King Worldwide and Tim Hortons will create numerous risks and uncertainties, which could adversely affect operating results of Holdings or prevent Holdings from realizing the expected benefits of the merger and the arrangement.

Strategic transactions like the merger and the arrangement create numerous uncertainties and risks and require significant efforts and expenditures. Each of Burger King Worldwide and Tim Hortons will transition from being a standalone public corporation to being part of one holding company incorporated in Canada. The success of the arrangement will depend, in part, on Holdings’ ability to realize the anticipated synergies and cost savings, which is subject to integration challenges and other unforeseen difficulties. The ability of Holdings to realize synergies will be constrained by undertakings which will be required to be given to the Government of Canada in connection with obtaining approval under the Investment Canada Act. The transaction involves the integration of companies that have previously operated independently. The integration process may be complex, costly and time-consuming. The difficulties of integration include, among others:

•	the diversion of Holdings’ management’s attention to integration of operations and the establishment of corporate and administrative infrastructures;

•	difficulties in achieving anticipated business opportunities and growth prospects from the respective businesses of Burger King Worldwide and Tim Hortons;

•	unanticipated issues in integrating logistics, information, communications and other systems;

•	difficulties in the assimilation of employees and corporate cultures, to the extent necessary;

•	challenges in keeping existing customers and obtaining new customers;

•	unanticipated changes in applicable laws and regulations;

•	unanticipated issues, expenses and liabilities; and

•	challenges in attracting and retaining key personnel.

If any of these factors impairs Holdings’ ability to integrate the operations of Tim Hortons with those of Burger King Worldwide successfully or on a timely basis, Holdings may not be able to realize the anticipated synergies, business opportunities and growth prospects from ownership of businesses. Holdings may not be able to accomplish any or all of these integrations smoothly, successfully or within the anticipated costs or time frame. In addition, Holdings may be required to spend additional time or money on integration that otherwise would be spent on the development and expansion of its business.

In addition, the market price of Holdings common shares and/or Partnership exchangeable units may decline following the transaction if, among other things, the integration of Burger King Worldwide and Tim Hortons is unsuccessful, takes longer than expected or fails to achieve financial benefits to the extent anticipated by financial analysts or investors, or the effect of the transaction on the financial results of the combined company is otherwise not consistent with the expectations of financial analysts or investors. These integration matters and our significant amount of indebtedness may hinder our ability to make further acquisitions and could have an adverse effect on us for an undetermined period after consummation of the arrangement.

Common ownership of Burger King Worldwide and Tim Hortons may be more difficult, costly or time-consuming than expected, which may adversely affect Holdings’ results and negatively affect the value of Holdings common shares following the transactions.

Burger King Worldwide and Tim Hortons have entered into the arrangement agreement because each believes that the transactions will be beneficial to it and its respective stockholders and shareholders and that common ownership of the businesses of Burger King Worldwide and Tim Hortons will produce benefits and cost savings. If Holdings is not able to successfully manage the businesses of Burger King Worldwide and Tim Hortons in an efficient and effective manner, the anticipated benefits and cost savings of the transactions may not be realized fully, or at all, or may take longer to realize than expected, and the value of Holdings common shares may be affected adversely. The ability of Holdings to realize cost savings will also be constrained by undertakings which will be required to be given to the Government of Canada in connection with obtaining approval under the Investment Canada Act.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual synergies, if achieved, may be lower than and may take longer to achieve than anticipated. If Holdings is not able to adequately address integration challenges, Holdings may be unable to successfully integrate Burger King Worldwide’s and Tim Hortons operations or to realize the anticipated benefits of the integration of the two companies.

Holdings’ actual financial positions and results of operations may differ materially from the unaudited pro forma financial data included in this joint information statement/circular.

The pro forma financial information contained in this joint information statement/circular may not necessarily be an indication of what Holdings’ financial position or results of operations would have been had the transactions been completed on the dates indicated. The pro forma financial information has been derived from (i) the audited consolidated financial statements of Burger King Worldwide as of and for the fiscal year ended December 31, 2013, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and incorporated by reference in this joint information statement/circular, (ii) the audited consolidated financial statements of Tim Hortons as of and for the fiscal year ended December 29, 2013, which have been prepared in accordance with GAAP and are incorporated by reference in this joint information statement/circular and (iii) the unaudited consolidated financial statements of Burger King Worldwide and Tim Hortons for the six month periods ended June 30, 2014 and June 29, 2014, respectively, which have been prepared in accordance with GAAP and are incorporated by reference in this joint information statement/circular. Differences between assumptions in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations.

Moreover, the pro forma financial information does not reflect all costs that are expected to be incurred by Holdings in connection with the transactions. As a result, the actual financial condition and results of operations of Holdings following the transactions may not be consistent with, or evident from, the pro forma financial information.

In addition, the assumptions used in preparing the pro forma financial information may not necessarily prove to be accurate, and other factors may affect Holdings’ financial condition or results of operations following the closing. Any potential decline in Holdings’ financial condition or results of operations may cause significant variations in the share price of Holdings and/or the market price of Partnership exchangeable units. See “Financial Information—Unaudited Pro Forma Condensed Consolidated Financial Information”.

Burger King Worldwide and Tim Hortons will incur substantial, direct and indirect transaction-related costs in connection with the arrangement and the merger and other transactions contemplated by the arrangement agreement.

Burger King Worldwide and Tim Hortons expect to incur a number of non-recurring transaction-related costs associated with completing the transactions. These fees and costs will be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filings fees and printing costs.

Holdings expects to incur substantial expenses in connection with coordinating the businesses, operations, policies and procedures of Burger King Worldwide and Tim Hortons. While Holdings has assumed that a certain level of transaction and coordination expenses will be incurred, there are a number of factors beyond Holdings’ control that could affect the total amount or the timing of these transaction and coordination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately. These expenses may exceed the costs historically borne by Burger King Worldwide and Tim Hortons.

Additional Factors Relating to Holdings Common Shares

An active trading market for Holdings common shares may not develop.

Prior to the completion of the transactions, there will have been no public market for Holdings common shares. We cannot predict the extent to which investor interest in Holdings will lead to the development of an active trading market on the NYSE or the TSX or how liquid that market might become. An active public market for Holdings common shares may not develop or be sustained after the completion of the transactions. If an active public market does not develop or is not sustained, it may be difficult for you to sell your Holdings common shares at a price that is attractive to you, or at all.

The market price of Holdings common shares may be volatile, and the value of your investment could materially decline.

Investors who hold Holdings common shares may not be able to sell their shares at or above the price at which they purchased the Burger King Worldwide common stock or Tim Hortons common shares. The prices of Burger King Worldwide common stock and Tim Hortons common shares have fluctuated materially from time to time, and Holdings cannot predict the price of its common shares. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may materially harm the market price of Holdings common shares, regardless of Holdings’ operating performance. In addition, the Holdings share price may be dependent upon the valuations and recommendations of the analysts who cover the Holdings business, and if its results do not meet the analysts’ forecasts and expectations, Holdings’ share price could decline as a result of analysts lowering their valuations and recommendations or otherwise. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against Holdings, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect Holdings’ business, financial condition, results of operations and growth prospects.

Future sales of Holdings common shares in the public market could cause volatility in the price of Holdings common shares or cause the share price to fall.

Sales of a substantial number of Holdings common shares in the public market, or the perception that these sales might occur, could depress the market price of Holdings common shares, and could impair Holdings’ ability to raise capital through the sale of additional equity securities.

The Holdings common shares to be received by Burger King Worldwide stockholders and Tim Hortons shareholders in connection with the transactions will have different rights from the Burger King Worldwide common stock and Tim Hortons common shares, respectively.

Upon consummation of the transactions, Burger King Worldwide stockholders and Tim Hortons shareholders may become Holdings shareholders and their rights as shareholders will be governed by Holdings’ articles of amendment and by-laws and Canadian law. The existing rights associated with Burger King Worldwide common stock and Tim Hortons common shares are different from the rights associated with Holdings common shares. See “Comparison of Rights of Holders of Burger King Worldwide Common Stock, Holdings Common Shares and Partnership Exchangeable Units” and see “Comparison of the Rights of Tim Hortons Shareholders and Holdings Shareholders”.

Holdings cannot assure you that it will pay any cash dividends for the foreseeable future or that you will realize gains on Holdings common shares.

Any determination to pay dividends in the future will be at the discretion of the Holdings board of directors and will depend upon results of operations, financial condition, contractual restrictions, including agreements governing its debt and equity financing and any future indebtedness it may incur, restrictions imposed by applicable law and other factors the Holdings board of directors deems relevant. Realization of a gain on your Holdings common shares will depend on the appreciation of the price of your Holdings common shares, which may never occur.

Additional Factors Relating to Partnership Exchangeable Units

An active trading market for Partnership exchangeable units may not develop.

Prior to the completion of the transactions, there will have been no public market for Partnership exchangeable units. We cannot predict the extent to which investor interest in Partnership will lead to the development of an active trading market on the TSX or how liquid that market might become. Additionally, Partnership exchangeable units are not expected to be listed on a national exchange in the United States. An active public market for Partnership exchangeable units may not develop or be sustained after the completion of the transactions, and such market is not expected to be as liquid as for the Holdings common shares. If an active public market does not develop or is not sustained, it may be difficult for you to sell your Partnership exchangeable units at a price that is attractive to you, or at all.

The market price of Partnership exchangeable units may be volatile, and the value of your investment could materially decline.

Investors who hold Partnership exchangeable units may not be able to sell their exchangeable units at or above the price at which they purchased the Burger King Worldwide common stock. It is also expected that the market for Partnership exchangeable units will be less liquid than for the Holdings common shares. The prices of Burger King Worldwide common stock and Tim Hortons common shares have fluctuated materially from time to time, and Partnership cannot predict the price of its Partnership exchangeable units. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may materially harm the market price of Partnership exchangeable units, regardless of Partnership’s operating performance. In addition, the price of Partnership exchangeable units may be dependent upon the valuations and recommendations of the analysts who cover the business of Holdings and Partnership, and if its results do not meet the analysts’ forecasts and expectations, the price of Partnership exchangeable units could decline as a result of analysts lowering their valuations and recommendations or otherwise. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against Partnership, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect Partnership’s business, financial condition, results of operations and growth prospects.

Future sales of Partnership exchangeable units or Holdings common shares in the public market could cause volatility in the price of Partnership exchangeable units or cause the unit price to fall.

Sales of a substantial number of Partnership exchangeable units or Holdings common shares in the public market, or the perception that these sales might occur, could depress the market price of Partnership exchangeable units, and could impair Partnership’s ability to raise capital through the sale of additional Partnership exchangeable units.

Partnership Exchangeable units may not trade equally with the Holdings common shares.

The Partnership exchangeable units and the Holdings common shares are distinct securities, and the Partnership exchangeable units will not be exchangeable for Holdings common shares for a period of one year following the closing of the transactions. The Partnership exchangeable units and Holdings common shares will at all times trade separately, and the public market for Partnership exchangeable units is not expected to be as liquid as for the Holdings common shares. In addition, if a holder of Partnership exchangeable units exercises its exchange right, Partnership has the right to repurchase each Partnership exchangeable unit submitted for exchange in consideration for a cash amount equal to the exchangeable units cash amount (as defined on page 241 of this joint information statement/circular) (rather than one Holdings common share), at the sole discretion of the general partner of Partnership. As such, Partnership exchangeable units may not trade equally with the Holdings common shares, and could trade at a discount to the market price of the Holdings common shares, which discount could possibly be material.

Burger King Worldwide stockholders may not receive Partnership exchangeable units in accordance with their elections.

If you make an election to receive Partnership exchangeable units in connection with the merger, the actual mix of consideration you will receive will not be known until after all elections have been made. An election to receive the exchangeable unit consideration will be subject to allocation procedures designed to ensure that the fair market value of Holdings’ interest in Partnership is no less than 50.1% of the fair market value of all equity interests in Partnership as of the date on which the transactions are completed. If exchangeable elections are made by a number of Burger King Worldwide stockholders that would result in such former Burger King Worldwide stockholders owning Partnership exchangeable units that represent more than 49.9% of the fair market value of Partnership, then each Burger King Worldwide stockholder will be entitled to receive Partnership exchangeable units subject to the proration procedures described below. At this time there is not a way to calculate the potential outcomes of the proration as it is unknown how many Burger King Worldwide stockholders will elect to receive solely Partnership exchangeable units.

As a result of the allocation and proration procedures outlined in the preceding paragraph, holders of Burger King Worldwide common stock may receive the Holdings consideration for some or all of their shares despite the holders’ exchangeable election. Any consideration in the form of Holdings common shares received by these holders in the merger, unlike the exchangeable unit consideration, generally will be immediately taxable to those holders for U.S. federal income tax purposes.

After submitting an election form to receive Partnership exchangeable units, a Burger King Worldwide stockholder will not, subsequent to delivery of stock certificates to the merger exchange agent in connection with a unit election, be able to sell or otherwise transfer his or her shares of Burger King Worldwide for which an exchangeable election has been made, unless and until the Burger King Worldwide stockholder properly revokes his or her unit election by the election deadline.

Under the terms of the arrangement agreement, in the event that a Burger King Worldwide stockholder makes a valid election to receive Partnership exchangeable units, he or she will be required to deliver his or her stock certificates (or an agent’s message or other evidence of transfer with respect to Burger King Worldwide stock held in book-entry form satisfactory to the merger exchange agent) evidencing his or her shares to be converted into Partnership exchangeable units, in each case together with a properly completed and executed election form, to the merger exchange agent. In order to make a valid exchangeable election, a Burger King Worldwide stockholder must deliver the stock certificates (or an agent’s message or other evidence of transfer with respect to Burger King Worldwide stock held in book-entry form satisfactory to the merger exchange agent) and duly completed and executed election form on or before the election deadline, and there may be a period of up to three business days between that date and the date the merger is completed.

During the period from the date upon which a Burger King Worldwide stockholder submits an election form until the closing of the merger, he or she will not be able to sell or otherwise transfer any shares of Burger King Worldwide common stock subject to the unit election. However, if a Burger King Worldwide stockholder revokes his or her unit election with respect to any of his or her shares of Burger King Worldwide common stock prior to the election deadline, he or she will be able to sell those shares following the return to him or her of the stock certificates evidencing those shares as long as there is sufficient time for such a sale to be completed prior to the closing of the merger.

If the arrangement agreement is terminated, any stock certificates evidencing shares of Burger King Worldwide common stock delivered to the merger exchange agent will be promptly returned and Burger King Worldwide stockholders will again be able to sell or otherwise transfer their shares, although the market price for shares of Burger King Worldwide common stock could be significantly lower at the time the shares are returned than was the case when initial delivery was made.

The Burger King Worldwide board of directors has not made any recommendation with respect to whether a Burger King Worldwide stockholder should make a unit election.

The Burger King Worldwide board of directors makes no recommendation as to whether any Burger King Worldwide stockholder should make an exchangeable election. A stockholder’s determination to make a unit election is a purely voluntary decision. In making this decision, Burger King Worldwide stockholders will not have the benefit of any recommendation of Burger King Worldwide’s board of directors.

The exchange of Partnership exchangeable units into Holdings common shares is subject to certain restrictions and the value of the Holdings common shares received in any exchange may fluctuate.

Under the terms of the partnership agreement, Partnership exchangeable units will not be exchangeable for Holdings common shares for a period of one year following the closing of the transactions.

Beginning one year following the closing of the transactions, holders of Partnership exchangeable units will be entitled to require Partnership to exchange all or any portion of such holder’s Partnership exchangeable units for Holdings common shares at a ratio of one Holdings common share for each Partnership exchangeable unit, subject to the right of Holdings, in its capacity as the general partner of Partnership and in its sole discretion, to cause Partnership to repurchase the Partnership exchangeable units for cash (in an amount determined in accordance with the terms of the partnership agreement of Partnership) in lieu of exchanging for Holdings common shares.

The Holdings common shares into which Partnership exchangeable units may be exchanged may be subject to significant fluctuations in value for many reasons, including:

•	Holdings’ operating and financial performance and prospects;

•	general market conditions;

•	the risks described in this joint information statement/circular;

•	changes to the competitive landscape in the industries or markets in which Holdings and its subsidiaries operate;

•	the arrival or departure of key personnel; and

•	speculation in the press or the investment community.

Consequently, due to the potential fluctuations in value, at the time that the exchange right of holders of Partnership exchangeable units becomes exercisable, the Holdings common shares into which Partnership exchangeable units may be exchanged may have a value that differs from the value of Holdings common shares as of the merger effective time. If a holder of Partnership exchangeable units elects to exchange his or her Partnership exchangeable units for Holdings common shares, the exchange generally will be taxable for U.S. and Canadian federal income tax purposes.

In certain circumstances, a Limited Partner may lose its limited liability status.

The Limited Partnerships Act (Ontario) (the “Ontario Limited Partnerships Act”) provides that a limited partner benefits from limited liability unless, in addition to exercising rights and powers as a limited partner, such limited partner takes part in the control of the business of a limited partnership of which such limited partner is a partner. Subject to the provisions of the Ontario Limited Partnerships Act and of similar legislation in other jurisdictions of Canada, the liability of each limited partner for the debts, liabilities and obligations of Partnership will be limited to the limited partner’s capital contribution, plus the limited partner’s share of any undistributed income of Partnership. However, pursuant to the Ontario Limited Partnerships Act, where a limited partner has received the return of all or part of that limited partner’s capital contribution, the limited partner would be liable to Partnership or, where Partnership is dissolved, to its creditors, for any amount, not in excess of the amount of capital contribution returned with interest, necessary to discharge the liabilities of Partnership to all creditors who extended credit or whose claims otherwise arose before the return of the capital contribution. A limited partner holds as trustee for the limited partnership any money or other property that is paid or conveyed to the limited partner as a return of the limited partner’s contribution that is made contrary to the Ontario Limited Partnerships Act.

The limitation of liability conferred under the Ontario Limited Partnerships Act may be ineffective outside Ontario except to the extent it is given extra-territorial recognition or effect by the laws of other jurisdictions. There may also be requirements to be satisfied in each jurisdiction to maintain limited liability. If limited liability is lost, limited partners may be considered to be general partners (and therefore be subject to unlimited liability) in such jurisdiction by creditors and others having claims against Partnership.

U.S. Federal Income Tax Risks Related to the Holdings Common Shares and Partnership Exchangeable Units

You should read the discussion under the caption “The Transactions—Material U.S. Federal Income Tax Considerations” below for a more complete discussion of the material U.S. federal income tax considerations relating to the transactions and the acquisition, ownership and disposition of Holdings common shares and Partnership exchangeable units.

Holdings and/or Partnership may be treated as a U.S. corporation for U.S. federal income tax purposes.

Holdings, a corporation continued under the laws of Canada, and Partnership, an Ontario limited partnership, generally would be classified as non-U.S. entities (and, therefore, non-U.S. tax residents) under general rules of U.S. federal income taxation. Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”), however, contains rules that result in a non-U.S. corporation being taxed as a U.S. corporation for U.S. federal income tax purposes, unless certain tests regarding ownership of such entity (as relevant here, ownership by former Burger King Worldwide stockholders) or level of business activities (as relevant here, business activities in Canada by Holdings and its affiliates, including Partnership), are satisfied. The Treasury Regulations promulgated under the Code apply these same rules to non-U.S. publicly traded partnerships, such as Partnership. These statutory and regulatory rules are relatively new, their application is complex and there is little guidance regarding their application.

Based on the terms of the transactions and the anticipated level of business activities of Holdings and its affiliates, including Partnership, it is expected that one or both such tests will be satisfied. Satisfaction of these tests, however, will not be finally determined until after the time of the closing. If it were determined that Holdings and/or Partnership should be taxed as U.S. corporations for U.S. federal income tax purposes, Holdings and/or Partnership could be liable for substantial additional U.S. federal income tax. For Canadian tax purposes, Holdings and Partnership are expected, regardless of any application of section 7874 of the Code, to be treated as a Canadian resident company and a SIFT partnership (as defined in the Tax Act), respectively. Consequently, if Holdings and/or Partnership did not satisfy either of the applicable tests, one or both might be liable for both Canadian and U.S. taxes, which could have a material adverse effect on its financial condition and results of operations.

Future changes to U.S. and non-U.S. tax laws could materially affect Holdings and/or Partnership, including their status as foreign entities for U.S. federal income tax purposes, and adversely affect their anticipated financial positions and results:

Although Holdings and Partnership are expected to satisfy the tests described above and therefore not to be treated as U.S. corporations for U.S. federal tax purposes, changes to the rules in section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect Holdings’ and/or Partnership’s status as a non-U.S. entity for U.S. federal income tax purposes, their effective tax rate or future planning for the combined company that is based on current law, and any such changes could have prospective or retroactive application to Holdings and/or Partnership, Burger King Worldwide, their respective stockholders, shareholders and affiliates, and/or the transactions. For example, recent legislative proposals have aimed to expand the scope of section 7874 of the Code, or otherwise address certain perceived issues arising in connection with so-called inversion transactions. It is presently uncertain whether any of such legislative proposals will be enacted into law and, if so, what impact such legislation would have on Holdings. In addition, the U.S. Treasury has indicated that it is considering possible regulatory action in connection with so-called inversion transactions, including, most recently, in Notice 2014-52 (the “Notice”). The timing and substance of any such action is presently uncertain. Any such change of law or regulatory action could adversely impact Holdings’ tax position as well as its financial position and results in a material manner. It is not expected that the promulgation of any of the Treasury Regulations described in the Notice will have any such material adverse impact, nor are they expected to change the U.S. federal income tax consequences of the transactions as described herein. However, the precise scope and application of the regulatory proposals will not be clear until proposed Treasury Regulations are actually issued, and, accordingly, until such regulations are promulgated and fully understood, we cannot be certain that there will be no such impact. In any case, no such change of law or regulatory action would be grounds for terminating the transactions contemplated by the arrangement agreement.

Moreover, the U.S. Congress, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where Holdings and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. In particular, specific attention has been paid to “base erosion and profit shifting”, where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the U.S. and other countries in which Holdings and its affiliates do business could change on a prospective or retroactive basis, and any such change could adversely affect Holdings, including by reducing the economic benefits expected to be generated by common ownership of Burger King Worldwide and Tim Hortons.

If the arrangement, taken together with the merger, does not qualify as a transaction described in section 351 of the Code, certain U.S. holders of Tim Hortons common shares may be required to pay additional U.S. federal income taxes.

It is intended that, for U.S. federal income tax purposes, the arrangement, taken together with the merger, qualify as a transaction described in section 351 of the Code. However, there is some uncertainty regarding whether the arrangement, taken together with the merger, will qualify for such treatment because there is no authority directly on point with respect to a transaction involving the same facts as the arrangement and the merger. In addition, the closing of the transactions is not conditioned upon the receipt of an opinion of counsel that the arrangement, taken together with the merger, will qualify as a transaction described in section 351 of the Code, and no assurance can be given that the IRS will not challenge such treatment or that a court would not sustain such challenge. Moreover, none of Holdings, Partnership, Burger King Worldwide or Tim Hortons intends to request a ruling from the Internal Revenue Service (“IRS”) regarding the U.S. federal income tax treatment of the arrangement, taken together with the merger. If the arrangement, taken together with the merger, does not qualify as a transaction described in section 351 of the Code, certain U.S. holders of Tim Hortons common shares receiving Holdings common shares in the arrangement (in particular, such U.S. holders who elect to receive and receive solely Holdings common shares in the arrangement) will be required to pay additional U.S. federal income taxes.

Partnership may be treated as a publicly traded partnership taxed as a non-U.S. corporation for U.S. federal income tax purposes.

While Partnership is organized as an Ontario limited partnership and intends to operate so that it will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation, given the highly complex nature of the rules governing partnerships, the ongoing importance of factual determinations, and the possibility of future changes in circumstances, no assurance can be given that Partnership will so qualify for any particular year. Partnership’s taxation as a partnership that is not a publicly traded partnership taxable as a corporation will depend on its ability to meet, on a continuing basis, through actual operating results, the qualifying income exception (as described in “The Transactions—Material U.S. Federal Income Tax Considerations for U.S. Holders of Holdings Common Shares or Partnership Units—Taxation of Holders of Partnership Units”). Accordingly, no assurance can be given that the actual results of Partnership’s operations for any taxable year will satisfy the qualifying income exception.

If Partnership fails to satisfy the qualifying income exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable period of time after the discovery of such failure as described below), it will be treated as if it had transferred all of its assets, subject to its liabilities, to a newly formed foreign corporation, on the first day of the year in which it failed to satisfy the qualifying income exception, in return for stock of the corporation, and then distributed such stock to the holders of Partnership units in liquidation of their interests in Partnership. This contribution and liquidation would be taxable to U.S. holders of Partnership units, in whole or in part, in an amount not to exceed the excess of the fair market value of Partnership units over their adjusted basis in the hands of the U.S. holder. If Partnership is not treated as a Partnership for U.S. federal income tax purposes, the consequences of the exchange of Burger King Worldwide stock for Partnership exchangeable units would generally be the same as described below under “The Transactions—Material U.S. Federal Income Tax Consequences of the Merger for U.S. Holders—Burger King Worldwide Stockholders Receiving Holdings Common Shares”.

You may be subject to U.S. federal income tax on your share of Partnership’s taxable income, regardless of whether you receive any cash distributions from Partnership.

As long as Partnership meets the qualifying income exception for each year (as described in “The Transactions—Material U.S. Federal Income Tax Considerations for U.S. Holders of Holdings Common Shares or Partnership Units—Taxation of Holders of Partnership Units”), Partnership generally should be treated, for U.S. federal income tax purposes, as a partnership. As a partnership for U.S. federal income tax purposes, Partnership is not a taxable entity. Instead, each U.S. holder in computing such holder’s U.S. federal income tax liability for a taxable year will be required to take into account its allocable share of items of Partnership’s income, gain, loss, deduction and credit for each of Partnership’s taxable years ending with or within the taxable year of such U.S. holder, regardless whether the holder has received any distributions. The characterization of an item of Partnership’s income, gain, loss, deduction or credit generally will be determined at Partnership’s (rather than at the holder’s) level. In addition, as a result of such allocation method, a holder may be allocated taxable income even if such holder does not receive any cash distributions.

Tax gain or loss on disposition of Partnership units could be more or less than expected.

A sale or other taxable disposition of all or a portion of a U.S. holder’s interest in its Partnership units will result in the recognition of gain or loss in an amount equal to the difference, if any, between the amount realized on the disposition (including any amount realized in connection with the deemed assumption of partnership liabilities allocated to such U.S. holder) and the U.S. holder’s adjusted tax basis in its Partnership units sold. Prior distributions to you in excess of the total net taxable income allocated to you, which decrease the tax basis in your Partnership units, will in effect become taxable income to you if the Partnership units are sold at a price greater than your tax basis in those Partnership units, even if the price is less than the original cost.

Tax-exempt entities face unique tax issues from owning Partnership units that may result in adverse tax consequences to them.

In light of the intended financing structure, Partnership may derive income that constitutes “unrelated business taxable income,” or “UBTI.” Consequently, a holder of Partnership units that is a tax-exempt organization may be subject to “unrelated business income tax” to the extent that its allocable share of income consists of UBTI. A tax-exempt partner of a partnership could be treated as earning UBTI if the partnership regularly engages in a trade or business that is unrelated to the exempt function of the tax-exempt partner, if the partnership derives income from debt-financed property or if the partnership interest itself is debt-financed. Tax-exempt entities face unique tax issues from owning Partnership units that may result in adverse tax consequences to them.

Partnership cannot match transferors and transferees of Partnership units, and Partnership will therefore adopt certain income tax accounting positions that may not conform with all aspects of applicable tax requirements. The IRS may challenge this treatment, which could adversely affect the value of Partnership units.

Because Partnership cannot match transferors and transferees of Partnership units, Partnership must maintain uniformity of the economic and tax characteristics of Partnership units to a purchaser of Partnership units. In the absence of uniformity, Partnership may be unable to comply fully with a number of U.S. federal income tax requirements. In order to maintain the fungibility of all Partnership units at all times, Partnership will seek to achieve the uniformity of U.S. tax treatment for all purchasers of Partnership units which are acquired at the same time and price (irrespective of the identity of the particular seller of Partnership units or the time when Partnership units are issued by Partnership), through the application of certain tax accounting principles that the general partner (i.e., Holdings) believes are reasonable for Partnership. However, the IRS may disagree with Partnership and may successfully challenge its application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of Partnership units.

Partnership does not expect to be able to furnish to each holder of Partnership units specific tax information within 90 days after the close of each calendar year, which means that holders of Partnership units who are U.S. taxpayers should anticipate the need to file annually a request for an extension of the due date of their income tax return.

Partnership has agreed to use reasonable efforts to furnish Partnership unit holders tax information (including Schedule K-1) as promptly as possible, which describes a Partnership unit holder’s allocable share of Partnership’s income, gain, loss and deduction for Partnership’s preceding taxable year. Delivery of this information by Partnership will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from a subsidiary in which Partnership holds an interest. It is therefore possible that, in any taxable year, Partnership unit holders will need to apply for extensions of time to file their tax returns.

The tax treatment of publicly traded partnerships or an investment in Partnership units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including the Partnership, or an investment in Partnership units, may be modified by administrative, legislative or judicial interpretation at any time. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively. Moreover, any such modification could make it more difficult or impossible for Partnership to meet the qualifying income exception (as described in “The Transactions—Material U.S. Federal Income Tax Considerations for U.S. Holders of Common Shares or Partnership Units—Taxation of Holders of Partnership Units”) which allows publicly traded partnerships that generate qualifying income to be treated as partnerships (rather than corporations), affect or cause Partnership to change its business activities, or affect the tax consequences of an investment in Partnership units. For example, members of Congress have considered substantive changes to the definition of qualifying income and the treatment of certain types of income earned from partnerships. While these specific proposals would not appear to affect Partnership’s treatment as a partnership, we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in Partnership units.

The IRS may view the receipt of Partnership exchangeable units as a taxable event for U.S. Holders.

It is possible that the IRS may not accept our view that Partnership will generally be treated as a partnership, and not as a corporation, for U.S. federal income tax purposes and that the receipt of Partnership units (except with respect to the interest in the Holdings Voting Trust as described in more detail under “The Transactions— —Material U.S. Federal Income Tax Considerations for U.S. Holders of Holdings Common Shares or Partnership Units” and “The Transactions—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders – Burger King Worldwide Stockholders Receiving Partnership Units”) pursuant to the merger should qualify as a tax-free exchange within the meaning of section 721 of the Code. It is also possible that the IRS may not accept our view that Partnership units represent interests in Partnership and may attempt to recharacterize Partnership units as shares in Holdings. If Partnership or Partnership units were not so treated, the consequences of the exchange of Burger King Worldwide stock for Partnership units would generally be the same as described below under The Transactions—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—Burger King Worldwide Stockholders Receiving Holdings Common Shares”.

Additional Factors Relating to Burger King Worldwide and Tim Hortons

Burger King Worldwide and Tim Hortons are subject to the risks described in (i) Item 1A – Risk Factors, in Burger King Worldwide’s Annual Report on Form 10-K for the year ended December 31, 2013 as filed with the SEC on February 21, 2014 and is incorporated by reference in this joint information statement/circular and all Quarterly Reports on Form 10-Q filed thereafter, all of which are filed with the SEC and incorporated by reference into this joint information statement/circular, and (ii) Item 1A—Risk Factors, in Tim Hortons Annual Report on Form 10-K for the year ended December 29, 2013 as filed with the SEC on February 25, 2014 and is incorporated by reference in this joint information statement/circular and all Quarterly Reports on Form 10-Q filed thereafter, all of which are filed with the SEC and incorporated by reference into this joint information statement/circular. See “Where You Can Find More Information” beginning on page 318 for the location of information incorporated by reference into this joint information statement/circular.

Additional Factors Relating to the Businesses of Tim Hortons and Burger King Worldwide

Whether or not the transactions are completed, Tim Hortons and Burger King Worldwide will continue to face many of the risks that they currently face with respect to their businesses and affairs. A description of the risk factors applicable to Tim Hortons is found under Item 1A in Tim Hortons Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in Tim Hortons Quarterly Report on Form 10-Q for the quarter ended June 29, 2014, and a description of the risk factors applicable to Burger King Worldwide is found under Item 1A in Burger King Worldwide’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, each of which is incorporated by reference into this joint information statement/circular.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint information statement/circular and the documents incorporated by reference herein include forward-looking statements which constitute forward-looking information within the meaning of Canadian securities laws. These forward-looking statements are often identified by the words “may,” “might,” “could,” “would,” “will,” “can,” “should” “believes,” “anticipates,” “plans,” “expects,” “intends” “continue,” “potential,” “guidance,” “foresee,” “goal,” “pro forma,” “target,” “appear,” and the negative of these terms or other comparable or similar terminology or expressions and include statements regarding (i) expectations regarding whether the transactions will be consummated, including whether conditions to the consummation of the transactions will be satisfied, or the timing for completing the transactions, (ii) expectations for the effects of the transactions or the ability of the combined company to successfully achieve its business objectives, including common ownership of the companies or the effects of unexpected costs, liabilities or delays, and (iii) expectations for other economic, business, and/or competitive factors. Such forward-looking information reflects current beliefs of management and the boards of directors of Tim Hortons and Burger King Worldwide and is based on information currently available to management and the boards of directors of Tim Hortons and Burger King Worldwide. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Forward-looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not or the times at which, or by which, such performance or results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements contained in this joint information statement/circular are subject to inherent risks and uncertainties and are based on numerous assumptions which may prove incorrect and which could cause actual results or events to differ materially from the forward-looking statements. Although these forward-looking statements are based upon what management and the boards of directors of each of Burger King Worldwide and Tim Hortons believe are reasonable assumptions, neither Burger King Worldwide nor Tim Hortons can assure investors that actual results will be consistent with this forward-looking information. Such assumptions include, but are not limited to, the assumptions set forth in this joint information statement/circular, as well as (a) that the transactions will be completed in accordance with the terms and conditions of the arrangement agreement and other transaction documents and on the timelines contemplated by the parties thereto, (b) that court, shareholder, stock exchange and other regulatory approvals will be obtained on the basis and timelines anticipated by the parties, (c) that the securities of Holdings and Partnership will be approved for listing on the NYSE and/or the TSX, as applicable (d) that the other conditions to the closing of the transactions will be satisfied, (e) that the combined company will successfully realize the operational and financial benefits described, including the realization of significant synergies, acceleration of international growth and generation of attractive cash flow, and (f) that the board of directors and management of the combined company will include the elements described under “Post-Transactions Organizational Structure – Corporate Governance and Management of Holdings”, including as a result of the continued willingness of the relevant individuals to serve in the roles and positions in question.

These forward-looking statements may be affected by risks and uncertainties in the business of Burger King Worldwide and Tim Hortons and market conditions, including that the assumptions upon which the forward-looking statements in this joint information statement/circular and the documents incorporated by reference herein are based may be incorrect in whole or in part. These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosure contained in this joint information statement/circular under the sections captioned “Risk Factors” as well as in filings made by Burger King Worldwide and Tim Hortons with the SEC, including Burger King Worldwide’s annual report on Form 10-K for the year ended December 31, 2013 and Tim Hortons annual report on Form 10-K for the year ended December 29, 2013. Both Burger King Worldwide and Tim Hortons wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in or implied by any forward-looking statement made by or on behalf of Burger King Worldwide or Tim Hortons, including that the transactions may not be consummated on the timelines anticipated by Burger King Worldwide and Tim Hortons or at all. The forward-looking information is made as of the date hereof and, except as required by law, neither Burger King Worldwide nor Tim Hortons undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

THE COMPANIES

Burger King Worldwide Parties

Burger King Worldwide and Tim Hortons have agreed to a transaction under the terms of the Arrangement Agreement and Plan of Merger dated August 26, 2014 by and among Tim Hortons, Burger King Worldwide, 9060669 Canada Inc., a corporation continued under the laws of Canada (f/k/a 1011773 B.C. Unlimited Liability Company), New Red Canada Limited Partnership (f/k/a New Red Canada Partnership), a limited partnership organized under the laws of Ontario whose partnership interests are held either directly or indirectly by Holdings, Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly owned subsidiary of Partnership, and 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly owned subsidiary of Partnership.

To effect the transactions, Amalgamation Sub will acquire Tim Hortons pursuant to a plan of arrangement under Canadian law, which will result in Tim Hortons becoming an indirect subsidiary of both Holdings and Partnership. Merger Sub will then merge with and into Burger King Worldwide, with Burger King Worldwide as the surviving corporation in the merger, which will result in Burger King Worldwide becoming an indirect subsidiary of both Holdings and Partnership. Holdings, which will be renamed as mutually agreed between Burger King Worldwide and Tim Hortons, will be the general partner of Partnership and will own a majority interest in Partnership (based on vote and value) as described below, with the balance of the partnership units of Partnership initially being held by the holders of Burger King Worldwide common stock prior to the effective time of the merger.

9060669 Canada Inc.

Holdings was initially formed as an unlimited liability company organized under the laws of British Columbia on August 25, 2014 and was continued as a corporation under the laws of Canada on October 23, 2014. Holdings was formed for the purpose of indirectly holding Tim Hortons and Burger King Worldwide following completion of the transactions. To date, Holdings has not conducted any activities other than those incident to its formation, the execution of the arrangement agreement, the entering into of arrangements in respect of Berkshire’s equity financing, and the taking of certain steps in connection with the transactions, including the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the transactions.

Holdings, which will be renamed as mutually agreed between Burger King Worldwide and Tim Hortons, will be the general partner of Partnership and will own a majority interest in Partnership (based on vote and value) as described below, with the balance of the partnership units of Partnership initially being held by the holders of Burger King Worldwide common stock prior to the effective time of the merger.

Following the consummation of the transactions, Burger King Worldwide and Tim Hortons will be indirect subsidiaries of Holdings and direct or indirect wholly owned subsidiaries of Partnership. Upon consummation of the transactions, the former stockholders and equity award holders of Burger King Worldwide are expected to own approximately 76% of the outstanding common equity of Holdings on a fully-diluted and fully exchanged basis, and the former shareholders of Tim Hortons and holders of Tim Hortons stock options, restricted stock units and performance stock units are expected to own approximately 22% of the outstanding common shares of Holdings on a fully-diluted and fully exchanged basis.

It is a mutual condition of the arrangement that as of the effective time of the transactions the Holdings common shares will be conditionally approved for listing on each of the NYSE and the TSX. Holdings’ principal executive offices are presently located at 155 Wellington Street West, Toronto, Ontario, Canada M5V 3J7 and will be located at 874 Sinclair Road, Oakville, Ontario, Canada L6K 2Y1 following consummation of the transactions.

New Red Canada Limited Partnership

Partnership is a limited partnership organized under the laws of Ontario whose partnership interests are held either directly or indirectly by Holdings, formed for the purpose of indirectly holding Tim Hortons and Burger

King Worldwide following completion of the transactions. Partnership was formed on August 25, 2014 as a general partnership and, in accordance with the arrangement agreement, Partnership was registered on October 27, 2014 as a limited partnership in accordance with the laws of the Province of Ontario generally, and the Ontario Limited Partnerships Act specifically. To date, Partnership has not conducted any activities other than those incident to its formation, the execution of the arrangement agreement and the taking of certain steps in connection thereto, including the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the transactions.

Following the consummation of the transactions, Burger King Worldwide and Tim Hortons will be direct or indirect wholly owned subsidiaries of Partnership. Holdings will be the initial general partner of Partnership.

It is a mutual condition of the arrangement that as of the effective time of the transactions the Partnership exchangeable units will be conditionally approved for listing on the TSX. Partnership’s principal executive offices are located at 155 Wellington Street West, Toronto, Ontario, Canada M5V 3J7.

8997900 Canada Inc.

Amalgamation Sub is a corporation organized under the laws of Canada and a wholly owned subsidiary of Partnership, formed on August 25, 2014. To date, Amalgamation Sub has not conducted any activities other than those incident to its formation, the execution of the arrangement agreement and the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the transactions.

Amalgamation Sub’s principal executive offices are located at 1600-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

Blue Merger Sub, Inc.

Merger Sub is a corporation incorporated under the laws of Delaware and a wholly owned subsidiary of Partnership, formed on August 25, 2014. To date, Merger Sub has not conducted any activities other than those incident to its formation, the execution of the arrangement agreement and the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the transactions.

Merger Sub’s principal executive offices are located at c/o Burger King Worldwide, Inc., 5505 Blue Lagoon Drive, Miami, FL 33126.

Burger King Worldwide

Burger King Worldwide, Inc. is a Delaware corporation formed on April 2, 2012. Burger King Worldwide common stock is traded on the NYSE under the symbol BKW. Burger King Worldwide’s principal executive offices are located at 5505 Blue Lagoon Drive, Miami, FL 33126, and its telephone number is (305) 378-3000.

Burger King Worldwide is the indirect parent of Burger King Corporation, a Florida corporation that franchises and operates fast food hamburger restaurants, principally under the Burger King® brand. Burger King Worldwide is the world’s second largest fast food hamburger restaurant, or FFHR, chain as measured by the total number of restaurants. As of June 30, 2014, Burger King Worldwide owned or franchised a total of 13,808 restaurants in 98 countries and U.S. territories worldwide, of which approximately 100% were franchised. Burger King Worldwide’s restaurants are limited service restaurants that feature flame-grilled hamburgers, chicken and other specialty sandwiches, French fries, soft drinks and other affordably-priced food items. Burger King Worldwide believes its restaurants appeal to a broad spectrum of consumers, with multiple day parts and product platforms appealing to different customer groups. During Burger King Worldwide’s nearly 60 years of operating history, Burger King Worldwide has developed a scalable and cost-efficient quick service hamburger restaurant model that offers guests fast and delicious food.

Burger King Worldwide generates revenue from three sources: (1) franchise revenues, consisting primarily of royalties based on a percentage of sales reported by franchise restaurants and initial and renewal fees paid by franchisees, (2) property income from properties that we lease or sublease to franchisees, and (3) retail sales at Burger King Worldwide restaurants.

Burger King Worldwide believes that it can deliver value to its shareholders and enhance the Burger King® brand by focusing its efforts on the stewardship of its brand. During 2013, Burger King Worldwide completed its global refranchising initiative to sell its Burger King Worldwide restaurants to franchisees, and Burger King Worldwide believes it is one of the few pure franchise and real estate companies in its QSR peer group. Burger King Worldwide believes that its fully franchised business model will permit it to focus on narrowing the average restaurant sales gap with its peers, through menu innovation, franchisee operational support and brand development while yielding additional benefits, such as accelerating international expansion, helping to drive restaurant remodeling, maximizing capital efficiency and increasing its profitability and cash flow.

Additional information regarding Burger King Worldwide and its subsidiaries is included in documents incorporated by reference into this document. See “Where you can find more information”.

Tim Hortons

Tim Hortons Inc. is a Canadian corporation. Tim Hortons common shares trade on the TSX under the symbol THI, and on the NYSE also under the symbol THI. Tim Hortons principal executive offices are located at 874 Sinclair Road, Oakville, Ontario, Canada L6K 2Y1 and its telephone number is (905) 845-6511.

Tim Hortons Inc., a Canadian corporation headquartered in Oakville, Ontario, is one of the largest publicly-traded QSR chains in North America based on market capitalization and the largest in Canada based on systemwide sales and number of locations. Tim Hortons restaurants appeal to a broad range of consumer tastes, with a menu that includes Tim Hortons premium blend coffee, espresso-based hot and cold specialty drinks (including lattes, cappuccinos and espresso shots), iced cappuccinos, specialty and steeped teas, cold beverages, fruit smoothies, home-style soups, chili, grilled panini and classic sandwiches, wraps, yogurt and berries, oatmeal, breakfast sandwiches and wraps, and fresh baked goods, including donuts, Timbits®, bagels, muffins, cookies, croissants, Danishes, pastries and more.

The first Tim Hortons® restaurant was opened in 1964 by Tim Horton, a National Hockey League All-Star defenseman. In 1967, Tim Horton and Ron Joyce, then the operator of three Tim Hortons restaurants, became partners and together they opened 37 restaurants over the next seven years until Mr. Horton’s death in 1974. Mr. Joyce became the sole owner in 1975. In the early 1990s, Tim Hortons and Wendy’s®, now owned by The Wendy’s Company, which we refer to as “Wendy’s”, entered into a partnership to develop real estate and combination restaurant sites with Wendy’s and Tim Hortons restaurants under the same roof. In 1995, Wendy’s purchased Mr. Joyce’s interest in the Tim Hortons system and incorporated the company known as Tim Hortons Inc., a Delaware corporation, which we refer to as THI USA, as a wholly owned subsidiary. In 2006, Tim Hortons became a standalone public company pursuant to an initial public offering and a subsequent spin-off of Tim Hortons common shares to Wendy’s stockholders through a stock dividend in September 2006.

In September 2009, THI USA was reorganized such that Tim Hortons Inc., a corporation incorporated under the CBCA, became the publicly held parent company of the group of companies previously controlled by THI USA, and each outstanding share of THI USA’s common stock automatically converted into one common share of the Canadian public company.

Tim Hortons primary business model is to identify potential restaurant locations, develop suitable sites, and make these new restaurants available to approved restaurant owners. Selectively, where it may complement Tim Hortons growth strategies, Tim Hortons will also seek to enter into strategic relationships with restaurant owners that will complement Tim Hortons development with their own capital deployment, site selection, and development. These relationships permit the development of Tim Hortons restaurants without Tim Hortons capital being deployed, as the restaurant owner controls the real estate.

As at the date of this document, restaurant owners operated substantially all of Tim Hortons systemwide restaurants. Tim Hortons directly owns and operates (without restaurant owners) only a small number of company restaurants in Canada and the United States. Tim Hortons also has significant supply chain operations, including procurement, warehousing and distribution, to supply paper and dry goods to a substantial majority of Tim Hortons Canadian restaurants, and procure and supply frozen baked goods and some refrigerated products to most of Tim Hortons Ontario and Quebec restaurants. In the United States, Tim Hortons supplies similar products to system restaurants through third-party distributors. Tim Hortons operations also include coffee roasting plants in Rochester, New York, and Hamilton, Ontario, and a fondant and fills manufacturing facility in Oakville, Ontario. These vertically integrated manufacturing, warehouse, and distribution capabilities benefit Tim Hortons restaurant owners and are important elements of Tim Hortons business model which allow Tim Hortons to improve product quality and consistency; protect proprietary interests; facilitate the expansion of Tim Hortons product offerings; control availability and timely delivery of products; provide economies of scale and labor efficiencies; and generate additional sources of income and financial returns.

Additional information regarding Tim Hortons and its subsidiaries is included in documents incorporated by reference into this document. See “Where You Can Find More Information”.

FINANCIAL INFORMATION

Selected Historical Consolidated Financial Data of Burger King Worldwide

On October 19, 2010 (the “Acquisition Date”), Burger King Holdings was acquired by 3G Capital in a transaction accounted for as a business combination (the “3G Acquisition”). Unless the context otherwise requires, all references to Burger King Worldwide and “Successor” refer to Burger King Worldwide and its subsidiaries, collectively, for all periods subsequent to the 3G Acquisition. All references in this section to “Predecessor” refer to Burger King Holdings, Inc. (“Holdings”) and its subsidiaries for all periods prior to the 3G Acquisition, which operated under a different ownership and capital structure. In addition, the 3G Acquisition was accounted for under the acquisition method of accounting, which resulted in purchase price allocations that affect the comparability of results of operations for periods before and after the 3G Acquisition.

The following tables present Burger King Worldwide’s selected historical consolidated financial and other data for Burger King Worldwide and its predecessor as of the dates and for each of the periods indicated.

All references to 2013, 2012 and 2011 in this section are to the years ended December 31, 2013, December 31, 2012 and December 31, 2011, respectively. The selected historical financial data as of December 31, 2013, December 31, 2012 and for 2013, 2012 and 2011 have been derived from Burger King Worldwide’s audited consolidated financial statements and notes thereto incorporated herein by reference. All references to the Transition Period are to December 31, 2010 and to the six months ended December 31, 2010, derived by adding the results of operations of the Burger King Worldwide Predecessor from July 1, 2010 through October 18, 2010 to the results of operations of Burger King Worldwide from October 19, 2010 through December 31, 2010. The selected historical financial data for the Transition Period have been derived from audited consolidated financial statements and the notes thereto not incorporated herein by reference. All references to Fiscal 2010 and 2009 refer to the Burger King Worldwide Predecessor’s fiscal years ended June 30, 2010 and June 30, 2009. The selected historical financial data as of December 31, 2011, June 30, 2010 and June 30, 2009 and for Fiscal 2010 and 2009 have been derived from audited consolidated financial statements and the notes thereto not incorporated herein by reference. All references to June 30, 2014 and the six months ended June 30, 2014 and 2013 have been derived from unaudited condensed consolidated Financial Statements and the notes thereto which are incorporated herein by reference.

The selected historical consolidated financial and other operating data included below and elsewhere in this report are not necessarily indicative of future results. The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Burger King Worldwide” included in this joint information statement/circular. This information should also be read in conjunction with the unaudited pro forma consolidated combined financial statements.

	Successor						Predecessor
						Transition Period
	Six Months Ended June 30,					October 19, 2010 to December 31,	July 1, 2010 to October 18,	Fiscal
	2014	2013	2013	2012	2011	2010	2010	2010	2009
	(In millions, except per share data)
Statement of Operations Data:
Revenues:
Company restaurant revenues	$36.8	$173.8	$222.70	$1,169.00	$1,638.70	$331.70	$514.50	$1,839.30	$1,880.50
Franchise and property revenues	465.3	432.2	923.60	801.90	701.20	135.10	203.20	662.90	656.90
Total revenues	502.1	606.0	1,146.30	1,970.90	2,339.90	466.80	717.70	2,502.20	2,537.40
Income (loss) from operations (1)	282.8	235.6	522.20	417.70	362.50	(85.80)	101.50	332.90	339.40
Net income (loss) (1)	$135.5	$98.7	$233.70	$117.70	$88.10	$(115.70)	$71.10	$186.80	$200.10
Earnings (loss) per common share:
Basic	$0.38	$0.28	$0.67	$0.34	$0.25	$(0.33)	$0.52	$1.38	$1.48
Diluted	$0.38	$0.28	$0.65	$0.33	$0.25	$(0.33)	$0.52	$1.36	$1.46
Dividends per common share	$0.14	$0.11	$0.24	$0.04	$1.13	$—	$0.06	$0.25	$0.25
Other Financial Data:
Net cash provided by (used for) operating activities	$213.1	$130.2	$325.20	$224.40	$406.20	$(126.50)	$121.30	$310.40	$310.80
Net cash provided by (used for) investing activities	(6.6)	36.2	43.00	33.60	(41.40)	(3,344.60)	(4.80)	(134.90)	(242.00)
Net cash provided by (used for) financing activities	(87.6)	(57.9)	(132.7)	(174.6)	(108.0)	3,396.4	(29.5)	(96.9)	(105.5)
Capital expenditures	7.2	8.6	25.5	70.2	82.1	28.4	18.2	150.3	204.0

	Successor						Predecessor
	As of June 30,		December 31,				June 30,
	2014	2013	2013	2012	2011	2010	2010	2009
	(In millions)
Balance Sheet Data:
Cash and cash Equivalents	$904.7	$654.1	$786.9	$546.7	$459.0	$207.0	$187.6	$121.7
Total assets (2)	5,754.1	5,663.5	5,828.5	5,564.0	5,608.4	5,686.2	2,747.2	2,707.1
Total debt and capital lease obligations (2)	3,024.1	3,044.6	3,037.0	3,049.3	3,139.2	2,792.1	826.3	888.9
Total liabilities (2)	4,216.6	4,347.9	4,312.3	4,389.0	4,559.2	4,239.0	1,618.8	1,732.3
Total stockholders’ equity (2)	1,537.5	1,315.6	1,516.2	1,175.0	1,049.2	1,447.2	1,128.4	974.8

	Successor			Transition Period	Predecessor
				Six Months Ended December 31,	Fiscal
	2013	2012	2011	2010	2010	2009
	(In millions)
Other Operating Data:
System-wide sales growth (3)(4)	4.2%	5.7%	1.7%	2.2%	2.1%	4.2%
Comparable sales growth (3)(4)(5)	0.5%	3.2%	(0.5)%	(2.7)%	(2.3)%	1.2%
Franchise Sales (in millions) (4)	$16,078.3	$14,672.5	$13,653.4	$6,721.2	$13,055.3	$12,788.7
Company Restaurant Margin Percentage (6)	12.3%	11.3%	11.7%	12.9%	12.2%	12.6%
Franchise Restaurants	13,615	12,579	11,217	10,907	10,787	10,656
Company Restaurants	52	418	1,295	1,344	1,387	1,422

(1)	Amount includes $26.2 million of global portfolio realignment project costs for 2013. Amount includes $30.2 million of global portfolio realignment project costs and $27.0 million of business combination agreement expenses for 2012. Amount includes $3.7 million of 2010 transactions costs, $46.5 million of global restructuring and related professional fees, $10.6 million of field optimization project costs and $7.6 million of global portfolio realignment project costs for 2011. Amount includes $94.9 million of 2010 transactions costs and $67.2 million of global restructuring and related professional fees for October 19, 2010 to December 31, 2010.
(2)	Amounts in the successor periods reflect the application of acquisition accounting as a result of the 3G Acquisition.
(3)	Comparable sales growth and system-wide sales growth are analyzed on a constant currency basis, which means they are calculated by translating prior year results at current year average exchange rates, to remove the effects of currency fluctuations from these trend analyses. We believe these constant currency measures provide a more meaningful analysis of our business by identifying the underlying business trends, without distortion from the effect of foreign currency movements.
(4)	Unless otherwise stated, comparable sales growth and system-wide sales growth are presented on a system-wide basis, which means they include Company restaurants and franchise restaurants. Franchise sales represent sales at all franchise restaurants and are revenues to our franchisees. We do not record franchise sales as revenues; however, our royalty revenues are calculated based on a percentage of franchise sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” in Part II, Item 7 of Burger King Worldwide’s Annual Report on Form 10-K incorporated herein by reference.
(5)	Comparable sales growth refers to the change in restaurant sales in one period from the same prior year period for restaurants that have been opened for thirteen months or longer.
(6)	Company restaurant margin is derived by subtracting Company restaurant expenses from Company restaurant revenues, which we analyze as a percentage of Company restaurant revenues, a metric we refer to as Company Restaurant Margin Percentage.

Selected Historical Consolidated Financial Data of Tim Hortons

The following table sets forth selected consolidated financial information for Tim Hortons. The selected historical consolidated financial data has been derived from the Tim Hortons audited consolidated financial statements for the years ended December 29, 2013, December 30, 2012, which are incorporated herein by reference, and for the years ended January 1, 2012, January 2, 2011 and January 3, 2010. The selected condensed consolidated statement of operations data for the six months ended June 30, 2013 and June 29, 2014, and the selected condensed consolidated balance sheet data as of June 29, 2014 have been derived from the Tim Hortons unaudited condensed consolidated financial statements incorporated herein by reference. The following information should be read together with Tim Hortons Annual Report on Form 10-K for the year ended December 29, 2013, Tim Hortons Quarterly Report on Form 10-Q for the quarter ended June 29, 2014 and other information that Tim Hortons has filed with the SEC and incorporated herein by reference. See “Where You Can Find More Information”.

	Fiscal Years (1)(2)		Year-to-date period ended			As of and for the Second Quarter Ended
	2009	2010	2011	2012	2013	June 30, 2013	June 29, 2014
	(in thousands of Canadian dollars, except per share data, number of restaurants, and otherwise where noted)
Consolidated Statements of Operations Data
Revenues
Sales	$1,704,065	$1,755,244	$2,012,170	$2,225,659	$2,265,884	$1,092,449	$1,154,859
Franchise revenues:
Rents and royalties (3)	644,755	687,039	733,217	780,992	821,221	396,743	424,462
Franchise fees	90,033	94,212	107,579	113,853	168,428	42,484	61,428

	734,788	781,251	840,796	894,845	989,649	439,227	485,890

Total revenues	2,438,853	2,536,495	2,852,966	3,120,504	3,255,533	1,531,676	1,640,749

Corporate reorganization expenses	—	—	—	18,874	11,761	10,079	—
De-branding costs (4)	—	—	—	—	19,016	—	—
Asset impairment and closure costs, net (5)	—	28,298	372	(372)	2,889	—	—
Other costs and expenses	1,913,251	1,997,034	2,283,119	2,507,477	2,600,772	1,217,101	1,303,095

Total costs and expenses	1,913,251	2,025,332	2,283,491	2,525,979	2,634,438	1,227,180	1,303,095

Gain on sale of interest in Maidstone Bakeries (6)	—	361,075	—	—	—	—	—

Operating income	525,602	872,238	569,475	594,525	621,095	304,496	337,654
Interest expense, net	19,184	24,180	25,873	30,413	35,466	15,866	33,209

Income before income taxes	506,418	848,058	543,602	564,112	585,629	288,630	304,445
Income taxes	186,606	200,940	157,854	156,346	156,980	77,145	86,658

Net income	$319,812	$647,118	$385,748	$407,766	$428,649	$211,485	$217,787
Net income attributable to non controlling interests	$23,445	$23,159	$2,936	$4,881	$4,280	$1,578	$3,128

Net income attributable to Tim Hortons Inc.	$296,367	$623,959	$382,812	$402,885	$424,369	$209,907	$214,659

Diluted earnings per common share attributable to Tim Hortons Inc.	$1.64	$3.58	$2.35	$2.59	$2.82	$1.37	$1.57
Weighted average number of common shares outstanding—diluted	180,609	174,215	162,597	155,676	150,622	153,133	136,477
Dividends per common share	$0.40	$0.52	$0.68	$0.84	$1.04	$0.52	$0.64
Consolidated Balance Sheets Data
Cash and cash equivalents	$121,653	$574,354	$126,497	$120,139	$50,414	$86,603	$25,087
Restricted cash and cash equivalents and Restricted investments	$80,815	$105,080	$130,613	$150,574	$155,006	$104,780	$85,926
Total assets	$2,094,291	$2,481,516	$2,203,950	$2,284,179	$2,433,823	$2,264,886	$2,356,753
Total debt and capital leases (7)	$411,694	$437,348	$457,290	$531,484	$981,851	$544,503	$1,463,419
Total liabilities	$838,605	$1,039,074	$1,049,517	$1,094,088	$1,672,304	$1,029,025	$1,972,351
Total equity	$1,255,686	$1,442,442	$1,154,433	$1,190,091	$761,519	$1,235,861	$384,402

(1)	Fiscal years include 52 weeks, except for fiscal 2009, which included 53 weeks.
(2)	Tim Hortons selected historical consolidated financial data has been derived from its audited financial statements for the years ended December 29, 2013, December 30, 2012, January 1, 2012, January 2, 2011 and January 3, 2010.

(3)	Rents and royalties revenues includes advertising levies primarily associated with the Canadian Advertising Fund’s Expanded Menu Board Program. Franchised restaurant sales are reported to Tim Hortons by its restaurant owners and are not included in its Consolidated Financial Statements, other than Non-owned restaurants consolidated pursuant to applicable accounting rules. Franchised restaurant sales do, however, result in royalties and rental revenues, which are included in Tim Hortons franchise revenues, as well as distribution sales. The reported franchised restaurant sales for the last five years were:

	Fiscal Years (1)(2)					Year-to-date period ended
	2009	2010	2011	2012	2013	June 30, 2013	June 29, 2014
	(in millions)
Franchised restaurant sales:
Canada (Canadian dollars)	$4,881	$5,182	$5,564	$5,907	$6,152	$2,979	$3,134
U.S. (U.S. dollars)	$410	$439	$473	$532	$587	$283	$312

(4)	In Canada, after evaluation of strategic considerations and the overall performance of the Cold Stone Creamery® business in Tim Hortons locations, Tim Hortons made the decision to remove the Cold Stone Creamery brand from Tim Hortons restaurants in Canada, and recognized a related charge in fiscal 2013 as a result of this initiative.
(5)	In fiscal 2010, Tim Hortons recognized an impairment in our Portland, Providence and Hartford markets, and closed 34 restaurants and 18 self-serve kiosks in our Hartford and Providence markets and two restaurants in Tim Hortons Portland market.
(6)	Tim Hortons sold its 50% joint-venture interest in Maidstone Bakeries in October 2010.
(7)	Long-term debt includes long-term debt associated with the Canadian Advertising Fund’s Expanded Menu Board Program and capital leases, including their current portions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Burger King Worldwide

The Management’s Discussion and Analysis of Financial Condition and Results of Operations of Burger King Worldwide is incorporated by reference to Burger King Worldwide’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tim Hortons

The Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tim Hortons is incorporated by reference to Tim Hortons Annual Report on Form 10-K for the fiscal year ended December 29, 2013, filed with the SEC on February  25, 2014.

Selected Unaudited Pro Forma Financial Information

The following selected unaudited pro forma condensed consolidated financial information (“pro forma information”) give effect to the acquisition of Tim Hortons. The selected pro forma information has been prepared using the acquisition method of accounting under U.S. GAAP, under which the assets and liabilities of Tim Hortons will be recorded by Burger King Worldwide at their respective fair values as of the date the acquisition is completed. The selected unaudited pro forma condensed consolidated balance sheet data as of June 30, 2014 gives effect to the transaction as if it had occurred on June 30, 2014. The selected unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2014 and the year ended December 31, 2013 give effect to Holdings’ results of operations as if the transaction had occurred on January 1, 2013.

The selected pro forma information have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed consolidated financial information (“pro forma statements”) of the combined company appearing elsewhere in this joint information statement/circular and the accompanying notes to the pro forma statements. In addition, the pro forma statements were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of both Burger King Worldwide and Tim Hortons for the applicable periods, which have been incorporated by reference in this joint information statement/circular by reference. See “Unaudited Pro Forma Condensed Consolidated Financial Information” in this joint information statement/circular for additional information. The selected pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the acquisition been completed as of the dates indicated. In addition, the selected pro forma information do not purport to project the future financial position or operating results of the combined company. Also, as explained in more detail in the accompanying notes to the pro forma statements, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma information are subject to adjustments and may vary significantly from the fair values that will be recorded upon completion of the acquisition.

Selected Unaudited Pro Forma Condensed Consolidated Statements of Operations

	Year Ended December 31, 2013	Six Months Ended June 30, 2014
	(in millions, except per share data)
Total revenues	$4,307.6	$1,998.3
Net earnings (loss) attributable to common shareholders	(376.9)	94.8
Earnings (loss) per common share—basic	(0.82)	0.21
Earnings (loss) per common share—diluted	(0.82)	0.20
Weighted average number of common shares outstanding—basic	458.2	459.5
Weighted average number of common shares outstanding—diluted	458.2	476.4

Selected Pro Forma Non-GAAP Financial Data

	Year Ended December 31, 2013	Six Months Ended June 30, 2014
	(in millions, except per share data)
EBITDA (1)	$1,325.4	$685.4
Adjusted EBITDA (1)	$1,447.4	$719.5
Adjusted Net Income attributable to common shareholders (2)	$310.8	$158.4
Adjusted diluted earnings per share (2)	$0.68	$0.33

Selected Unaudited Pro Forma Condensed Consolidated Balance Sheet Data

As of
June 30, 2014
(in millions)
Total assets	$19,598.8
Total debt and capital lease obligations	9,252.7
Preferred shares	2,772.7
Total stockholder’s equity	4,836.6

(1)

Pro forma EBITDA is defined as pro forma net income before interest expense, net, income tax expense and depreciation and amortization. Pro forma adjusted EBITDA is defined as pro forma EBITDA excluding the impact of non-cash compensation expense, global portfolio realignment project costs, corporate reorganization expenses, de-branding costs, net impact of equity method investments and other operating expenses (income), net. Pro forma adjusted EBITDA is used by management to measure operating performance of the business, excluding specifically identified items that management believes do not directly reflect our core operations. Pro forma EBITDA and pro forma adjusted EBITDA are not calculated in accordance with the rules of Article 11 of Regulation S-X and may not be comparable to similarly titled measures of other companies. Management believes that the presentation of pro forma EBITDA and pro forma adjusted EBITDA and the ratios using pro forma EBITDA and pro forma adjusted EBITDA included in the joint information statement/circular are useful to investors, analysts and other external users of our consolidated financial statements because they are widely used by investors to measure operating performance without regard to items such as income taxes, net interest expense, depreciation and amortization, non-cash stock compensation expense and other infrequent or unusual items, which can vary substantially from company to company depending upon accounting methods and book value of assets, financing methods, capital structure and the method by which assets were acquired.
(2)	Pro forma adjusted net income is defined as pro forma net income excluding net income attributable to noncontrolling interest, income tax expense, franchise agreement amortization, amortization of deferred financing costs, share-based compensation and non-cash incentive compensation expense, global portfolio realignment project costs, corporate reorganization expenses, de-branding costs, equity method investment expense (income) and other operating expenses (income), net and including the adjusted income tax expense. Pro forma adjusted diluted earnings per share is calculated by dividing pro forma adjusted net income attributable to common shareholders by the number of pro forma diluted weighted average shares of the Company during the reporting period. Management has used pro forma adjusted net income and pro forma adjusted diluted earnings per share, referred to as EPS, to evaluate the potential core operating performance of the combined businesses and believes that the presentation of pro forma adjusted net income and pro forma adjusted diluted EPS included in the joint information statement/circular is useful to investors, analysts and other external users of our consolidated financial statements and the pro forma financial statements because these metrics are widely used by investors to measure operating performance without regard to items such as non-cash stock compensation expense, other infrequent or unusual items impacting financial results, and items that can vary substantially from company to company depending upon accounting methods and book value of assets, financing methods, capital structure and the method by which assets were acquired.

The following table is a reconciliation of our pro forma net income to pro forma EBITDA and pro forma adjusted EBITDA:

	Year Ended December 31, 2013	Six Months Ended June 30, 2014
	(in millions)
Pro forma EBITDA and pro forma adjusted EBITDA

Pro forma net income	$417.4	$229.8
Net income attributable to noncontrolling interest	4.2	2.9
Pro forma interest expense, net	504.3	250.9
Pro forma income tax expense	185.3	102.4
Pro forma depreciation and amortization	232.0	109.5

Pro forma EBITDA including VIEs	1,343.2	695.5
Pro forma EBITDA attributable to VIEs (3)	17.8	10.1

Pro forma EBITDA	1,325.4	685.4
Adjustments:
Non-cash compensation expense (4)	30.3	12.5
Global portfolio realignment project costs (5)	26.2	—
Corporate reorganization expenses (6)	11.4	—
De-branding costs (7)	18.5	—
Net impact of equity method investments (8)	12.4	9.9
Other operating expenses (income), net	23.2	11.7

Total adjustments	122.0	34.1

Pro forma adjusted EBITDA	1,447.4	719.5

The following table is a reconciliation of our pro forma net income to pro forma adjusted net income and the calculation of pro forma diluted earnings per share:

	Year Ended December 31, 2013	Six Months Ended June 30, 2014
	(in millions, except per share data)
Pro forma adjusted net income attributable to common shareholders

Pro forma net income	$417.4	$229.8
Income tax expense	185.3	102.4

Income before income taxes	602.7	332.2
Adjustments:
Amortization (9)	65.5	32.9
Non-cash compensation expense (4)	30.3	12.5
Global portfolio realignment project costs (5)	26.2	—
Corporate reorganization expenses (6)	11.4	—
De-branding costs (7)	18.5	—
Net impact of equity method investment (5)(8)	12.4	9.9
Other operating expenses (income), net	23.2	11.7

Total adjustments	187.5	67.0
Pro forma adjusted income before income taxes	790.2	399.2

Pro forma adjusted income tax expense (10)	209.4	105.8

Pro forma adjusted net income	580.8	293.4

Pro forma preferred shares dividends (11)	(270.0)	(135.0)

Pro forma adjusted net income attributable to common shareholders	$310.8	$158.4

Pro forma adjusted diluted earnings per share	$0.68	$0.33

Pro forma diluted weighted average shares outstanding (12)	458.2	476.4

(3)	Tim Hortons is the primary beneficiary of certain variable interest entities (“VIEs”) principally arising from certain arrangements in which an operator acquires the right to operate a restaurant, but Tim Hortons continues to own the restaurant’s assets and has the right to assume management upon a default of the operator. VIEs also include the results of the Tim Hortons Canadian Advertising Funds’ program to acquire LCD screens, media engines, drive-thru menu boards and ancillary equipment in Tim Hortons restaurants.
(4)	Represents the aggregate of (i) share-based compensation expense associated with employee stock options for the periods indicated and (ii) the portion of annual non-cash incentive compensation that eligible employees elected to receive, or are expected to elect to receive, as common equity in lieu of their 2013 and 2014 cash bonus, respectively.
(5)	Represents costs associated with the project to realign Burger King Worldwide global restaurant portfolio by refranchising Company-owned restaurants and establishing strategic partners and joint ventures to accelerate development. These costs primarily include severance related costs and fees for professional services. The project was completed in 2013.
(6)	Represents costs associated with the realignment of roles and responsibilities under Tim Hortons new organizational structure, which includes a Corporate Centre and Business Units. The project was completed in 2013.
(7)	After evaluation of strategic considerations and the overall performance of the Cold Stone Creamery business in Tim Hortons locations, Tim Hortons made the decision to remove the Cold Stone Creamery brand from Tim Hortons restaurants in Canada, and, subject to satisfactory conclusion of negotiations, intends to enter into a mutual termination agreement with Kahala Franchise Corp. with respect to the Cold Stone Creamery brand in Canada. As a result of this decision, the Company recognized charges in fiscal 2013 , consisting of payments to restaurant owners to restore their locations, accelerated depreciation and amortization of related long-lived assets, and other related expenses.

(8)	Represents the net impact of (i) exclusion of our proportionate share of the net (income) loss recognized by our equity method investments, $(2.0) million and $3.2 million for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively, and (ii) inclusion of cash distributions received from our equity method investments of $14.4 million and $6.7 million for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively.
(9)	Represents amortization of franchise agreement of $30.4 million and $15.2 million and amortization of deferred financing costs of $35.1 million and $17.7 million for the year ended December 31, 2013 and six months ended June 30, 2014, respectively.
(10)	The pro forma adjusted income tax expense reflects the tax effect of the pro forma adjusted income before income taxes using a statutory tax rate of approximately 26.5%.
(11)	Reflects preferred share dividends related to the $3,000.0 million investment from Berkshire in exchange for the preferred shares and the warrant to purchase 8.3 million common shares equal to 1.75% of the issued and outstanding common shares of Holdings on a fully exchanged and fully diluted basis. Amount excludes adjustment to the initial carrying value of the preferred shares to record them at the redemption value.
(12)	See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a calculation of pro forma diluted weighted average shares outstanding for the year ended December 31, 2013 and the six months ended June 30, 2014.

Comparative Per Share Data

The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for shares of Burger King Worldwide common stock and Tim Hortons common shares. The following information should be read in conjunction with the audited financial statements of Burger King Worldwide and Tim Hortons, which are included and incorporated by reference in this joint proxy statement/prospectus, and the financial information contained in the “Unaudited Pro Forma Condensed Consolidated Financial Statements”, “Selected Historical Consolidated Financial Data of Burger King Worldwide” and “Selected Historical Consolidated Financial Data of Tim Hortons” sections of this joint proxy statement/prospectus. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	As of and for the six months ended June 30, 2014 (1)	As of and for the year ended December 31, 2013 (2)
BKW Historical Data Per Common Share ($)
Basic earnings per common share from continuing operations	$0.38	$0.67
Diluted earnings per common share from continuing operations	$0.38	$0.65
Dividends per common share	$0.14	$0.24
Book value per basic common share	$4.36	$4.32
Book value per diluted common share	$4.28	$4.24

THI Historical Data Per Common Share (C$)
Basic earnings per common share from continuing operations	$1.58	$2.83
Diluted earnings per common share attributable to THI	$1.57	$2.82
Dividends per common share	$0.64	$1.04
Book value per basic common share	$2.83	$5.07
Book value per diluted common share	$2.82	$5.06

Condensed Consolidated Pro Forma Data Per Common Share
Basic earnings (loss) per common share from continuing operations	$0.21	$(0.82)
Diluted earnings (loss) per common share from continuing operations	$0.20	$(0.82)

(1)	THI information provided as of June 29, 2014
(2)	THI information provided as of December 29, 2013

Book Value per Common Share Calculation

	BKW		THI
	Basic	Diluted	Basic	Diluted
YTD June 30, 2014
BV / Equity	$1,537.50	$1,537.50	$384	$384
Common Shares	352.3	359.3	136	136
BV Per Common Share	$4.36	$4.28	$2.82	$2.82

YE December 31, 2013
BV / Equity	1,516.20	1,516.20	$762	$762
Common Shares	351	357.8	150	151
BV Per Common Share	$4.32	$4.24	$5.08	$5.05

Comparative Per Share Market Price Data and Dividend Information

Shares of Burger King Worldwide common stock are listed and traded on the NYSE under the symbol BKW. Tim Hortons common shares are listed and traded on the TSX and the NYSE under the symbol THI. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of shares of Burger King Worldwide common stock, as reported on NYSE, and of Tim Hortons common shares, as reported on the NYSE and the TSX.

	NYSE Burger King Worldwide(1)		NYSE Tim Hortons(1)		TSX Tim Hortons(1)
	High (U.S. $)	Low (U.S. $)	High (U.S. $)	Low (U.S. $)	High (C $)	Low (C $)
For the quarterly period:
2012(1)
First Quarter	N/A	N/A	$55.31	$46.55	$54.92	$47.36
Second Quarter(2)	$15.85	$14.97	$58.47	$50.43	$57.91	$56.90
Third Quarter	$15.88	$13.03	$55.02	$49.59	$55.73	$49.62
Fourth Quarter	$17.74	$14.10	$53.91	$45.41	$52.60	$45.11
2013(1)
First Quarter	$19.95	$16.26	$54.62	$47.76	$55.50	$47.83
Second Quarter	$21.00	$17.90	$58.01	$51.86	$58.85	$53.25
Third Quarter	$20.42	$18.97	$59.72	$53.74	$61.52	$56.06
Fourth Quarter	$22.86	$18.91	$61.46	$56.77	$64.18	$58.67
2014(3)
First Quarter	$27.52	$22.03	$58.47	$50.67	$62.80	$56.11
Second Quarter	$27.18	$24.92	$56.67	$53.76	$62.38	$57.76
Third Quarter	$33.82	$26.05	$82.16	$54.23	$92.73	$57.89
Fourth Quarter (through October 31, 2014)	$32.68	$28.48	$81.08	$75.75	$91.50	$85.75

(1)	2012 and 2013 information sourced from each company’s respective 2013 10K.
(2)	Represents period from June 20, 2012 through the end of the quarter, as this was the date Burger King Worldwide common stock was first listed.
(3)	2014 NYSE information sourced from Yahoo! Finance and TSX information pulled from TMXMoney.com. Burger King Worldwide high and low sales prices per share information is based off of adjusted close amounts. Tim Hortons information is based on any point in time (unadjusted). Additionally, high and low sales prices per share information assumes strict calendar-based quarters for both Burger King Worldwide and Tim Hortons.

The following table sets forth, for the months indicated, the high and low sales prices per share of shares of Burger King Worldwide common stock, as reported on the NYSE, and of Tim Hortons common shares, as reported on the NYSE and the TSX. In addition, the table also sets forth the average daily trading volume of the relevant security on such exchange.

	NYSE Burger King Worldwide(1)			NYSE Tim Hortons(1)			TSX Tim Hortons(1)
	High (U.S. $)	Low (U.S. $)	Average Volume	High (U.S. $)	Low (U.S. $)	Average Volume	High (C$)	Low (C$)	Average Volume
For the monthly period(2):
2013
July	20.09	18.97	529,014	58.19	53.74	325,391	59.79	56.03	651,430
August	20.30	19.32	265,723	59.72	54.64	341,882	61.52	57.39	733,076
September	20.42	19.22	662,745	58.34	54.74	246,340	60.18	57.54	637,900
October	21.11	18.91	564,978	61.46	56.77	165,848	64.18	58.67	604,907
November	21.30	20.27	1,325,825	60.51	57.93	256,775	63.48	61.11	618,502
December	22.86	20.79	658,729	59.48	57.06	224,105	63.25	60.63	712,595
2014
January	24.13	22.03	781,114	58.47	51.19	271,424	62.05	57.20	712,893
February	26.45	24.01	857,963	54.75	50.67	412,437	60.50	56.11	793,408
March	27.52	25.78	930,438	56.83	53.41	256,681	62.80	59.00	960,807
April	26.74	24.94	655,495	56.67	54.20	214,419	62.38	59.43	666,997
May	26.28	24.92	456,438	55.30	53.76	199,257	60.40	58.35	945,953
June	27.18	25.39	382,948	55.68	53.88	128,367	59.97	57.76	651,283
July	27.34	26.05	376,536	56.32	54.38	136,200	61.24	57.89	540,560
August	32.40	26.05	3,355,605	82.16	54.23	2,065,714	92.73	59.47	2,852,360
September	33.82	29.66	1,934,414	82.15	78.64	1,321,914	89.45	86.47	1,853,703
October	32.68	28.48	2,142,370	81.08	75.75	993,487	91.50	85.75	1,483,569

(1)	Burger King Worldwide high and low sales prices per share information is based off of adjusted close amounts. Tim Hortons information is based on any point in time (unadjusted) consistent with methodologies used for quarterly information presented in each company’s 2013 10K.
(2)	Assumes strict calendar months are used for both Burger King Worldwide and Tim Hortons.

The table below sets forth, for the calendar quarters indicated, quarterly dividends paid per Tim Hortons common share, in Canadian dollars per share and in U.S. dollars per share (calculated using the Bank of Canada nominal noon exchange rate on the date Tim Hortons paid the applicable dividend). On November 3, 2014, the Tim Hortons record date, there were [—] Tim Hortons common shares outstanding. Tim Hortons pays quarterly dividends with respect to its common shares.

	Date Paid	C$ Per Share	C$ / $ Exchange Rate on Date Paid (1)	$ Per Share
2012
Quarter ended April 4	03/20/12	$0.21	$1.0067	$0.21
Quarter ended July 4	06/08/12	$0.21	$0.9679	$0.20
Quarter ended September 30	09/05/12	$0.21	$1.0099	$0.21
Quarter ended December 30	12/12/12	$0.21	$1.0148	$0.21
2013
Quarter ended March 31	03/19/13	$0.26	$0.9733	$0.25
Quarter ended June 30	06/07/13	$0.26	$0.9794	$0.25
Quarter ended September 29	09/04/13	$0.26	$0.9540	$0.25
Quarter ended December 29	12/10/13	$0.26	$0.9414	$0.24
2014
Quarter ended March 30, 2014	03/18/14	$0.32	$0.9020	$0.29
Quarter ended June 30, 2014	06/05/14	$0.32	$0.9146	$0.29
Quarter ended September 28, 2014	09/03/14	$0.32	$0.9197	$0.29

(1)	Exchange rates are based on Bank of Canada nominal noon exchange rates.

On August 22, 2014, the last trading day before the public announcement of the negotiations between Burger King Worldwide and Tim Hortons, the closing sale price per Tim Hortons common share was $62.84 on the NYSE and C$68.78 on the TSX. On October 31, 2014, the latest practicable date before the date of this joint information statement/circular, the closing sale price per Tim Hortons common share was $81.02 on the NYSE and C$91.32 on the TSX.

Tim Hortons declares and pays dividends in Canadian dollars, eliminating the foreign exchange exposure for our shareholders ultimately receiving Canadian dollars. For U.S. beneficial shareholders, however, CDS Clearing and Depository Services Inc. (“CDS”) will convert, and for U.S. registered shareholders, Tim Hortons converts, the Canadian dividend amounts into U.S. dollars based on exchange rates prevailing at the time of conversion and pay such dividends in U.S. dollars. Shareholders ultimately receiving U.S. dollars are exposed to foreign exchange risk from the date the dividend is declared until the date CDS or Tim Hortons, as applicable, convert the dividend payment to U.S. dollars.

The table below sets forth, for the calendar quarters indicated, quarterly dividends paid per share of Burger King Worldwide common stock. On November 3, 2014, the Burger King Worldwide record date, there were [—] shares of Burger King Worldwide common stock outstanding. Burger King Worldwide pays quarterly dividends with respect to its common stock.

	Date Paid	$ Per Share
2012
Quarter ended December 31	11/29/12	$0.04
2013
Quarter ended March 31	03/15/13	$0.05
Quarter ended June 30	05/15/13	$0.06
Quarter ended September 30	08/30/13	$0.06
Quarter ended December 31	11/26/13	$0.07
2014
Quarter ended March 31, 2014	03/12/14	$0.07
Quarter ended June 30, 2014	05/27/14	$0.07
Quarter ended September 30, 2014	08/26/14	$0.08

On August 22, 2014, the last trading day before the public announcement of the negotiations between Burger King Worldwide and Tim Hortons, the closing sale price per share of Burger King Worldwide common stock was $27.11 on the NYSE. On October 31, 2014, the latest practicable date before the date of this joint information statement/circular, the closing sale price per share of Burger King Worldwide common stock was $32.68 on the NYSE.

THE TIM HORTONS SPECIAL MEETING OF SHAREHOLDERS

The Arrangement Resolution

The Tim Hortons shareholders are being asked to consider, and if thought fit, approve with or without variation, a special resolution to approve the arrangement under section 192 of the CBCA. The full text of the arrangement resolution is set forth in Annex C to this joint information statement/circular.

Required Vote

The arrangement resolution requires the affirmative vote of at least 66 2⁄3% of the votes cast on the arrangement resolution by the Tim Hortons shareholders present in person or represented by proxy at the Tim Hortons special meeting.

Board Recommendation

The Tim Hortons board of directors has unanimously approved the arrangement agreement and the transactions contemplated thereby, and has determined that the arrangement is fair, from a financial point of view, to the Tim Hortons shareholders and is in the best interests of Tim Hortons. See “The Transactions—Recommendation of Tim Hortons Board of Directors; Tim Hortons Reasons for the Arrangement”.

Who Can Vote

If you held Tim Hortons common shares as of the close of business on the record date of November 3, 2014, you are entitled to receive notice of the Tim Hortons special meeting and vote your Tim Hortons common shares at the Tim Hortons special meeting. You can attend the Tim Hortons special meeting in person or vote by proxy. Each Tim Hortons common share that you own entitles you to one vote. Tim Hortons had [—] Tim Hortons common shares issued and outstanding at the close of business on the Tim Hortons record date. Of this total, [—] Tim Hortons common shares are entitled to vote at the Tim Hortons special meeting. The TDL RSU Employee Benefit Plan Trust holds the remaining [—] Tim Hortons common shares and these shares are not entitled to be voted at the Tim Hortons special meeting.

As of the record date, Tim Hortons directors and executive officers and their affiliates beneficially owned a total of approximately [—] Tim Hortons common shares, representing less than 1% of Tim Hortons outstanding Tim Hortons common shares as of that date. The table below under “Directors and Executives” sets out the holdings of Tim Hortons directors and executive officers in more detail.

Shareholders of Record

If your Tim Hortons common shares are registered directly in your name with Tim Hortons transfer agent, Computershare, you are considered a shareholder of record, or a registered shareholder, and Tim Hortons sent the proxy materials directly to you.

Beneficial Shareholders

If your Tim Hortons common shares are held in an account at a brokerage firm, bank or other intermediary, you are the beneficial owner of Tim Hortons common shares held in “street name”, or in the general account of your nominee. Tim Hortons does not send proxy materials directly to its beneficial shareholders, regardless of whether they are objecting beneficial owners (“OBOs”) or non-objecting beneficial owners (“NOBOs”). Intermediaries generally forward proxy materials to beneficial holders. They are accountable for complying with shareholder requests to receive materials for shareholder meetings and to vote their shares.

Tim Hortons will have a list of Tim Hortons shareholders of record available at its Oakville office during regular business hours for review. If you are a beneficial shareholder of Tim Hortons and your Tim Hortons common shares are held in street name, your intermediary or its agent will appear on the list because it is the registered holder of your Tim Hortons common shares.

Principal Shareholders

The table below lists Tim Hortons shareholders who, to the knowledge of Tim Hortons, beneficially own, control or direct, directly or indirectly, 5% or more of the issued and outstanding Tim Hortons common shares. This information is based solely on Tim Hortons review of public filings as of the Tim Hortons record date.

Share class	Name and address of beneficial holder	Amount and nature of beneficial ownership/control/direction		Percent of class
Common Shares	FMR LLC and a joint filer (1) 82 Devonshire Street Boston, MA 02109	7,487,603	(1)	5.48	%(2)

(1)	Based solely on the Schedule 13G/A filed with the SEC on February 14, 2014 by FMR LLC (“FMR”). Fidelity Management & Research Company (“Fidelity”), 245 Summer Street, Boston, Massachusetts 02210, a wholly owned subsidiary of FMR and an investment adviser registered under section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 7,437,332 common shares as a result of acting as investment adviser to various investment companies (the “FMR funds”).

Edward C. Johnson 3rd and FMR, through its control of Fidelity and the funds, each has sole power to dispose of the 7,437,332 common shares owned by the funds. Mr. Johnson is Chairman of FMR. He and members of his family are the predominant owners, directly or through trusts, of 49% of the voting power of FMR and, as a result of a shareholders’ voting agreement, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.

Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ Boards of Trustees.

Strategic Advisers, Inc., 245 Summer Street, Boston, MA 02210, a wholly owned subsidiary of FMR and an investment adviser registered under section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR’s beneficial ownership includes 1,171 common shares beneficially owned through Strategic Advisers, Inc.

Pyramis Global Advisors, LLC (“Pyramis”), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly owned subsidiary of FMR and an investment adviser registered under section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 41,500 common shares as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under section 8 of the Investment Company Act of 1940 owning such shares. Mr. Johnson and FMR, through its control of Pyramis, each has sole power to dispose of over 41,500 common shares and sole power to vote or to direct the voting of 41,500 common shares owned by the institutional accounts or funds advised by Pyramis.

Pyramis Global Advisors Trust Company (“Pyramis Global Advisors Trust”), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly owned subsidiary of FMR and a bank as defined in section 3(a)(6) of the Exchange Act, is the beneficial owner of 7,600 common shares as a result of its serving as investment manager of institutional accounts owning these shares. Mr. Johnson and FMR, through its control of Pyramis Global Advisors Trust, each has sole power to dispose of 7,600 common shares and to vote or direct the voting of 0 common shares owned by the institutional accounts managed by Pyramis Global Advisors Trust.

(2)	Based on [•] common shares outstanding as of the record date (including the [•] common shares held by The TDL RSU Employee Benefit Plan Trust).

Delivery of Materials

These proxy materials have been sent to you, as a Tim Hortons shareholder, by mail, or electronically if you requested it. Tim Hortons pays the costs of soliciting proxies from its registered and beneficial shareholders, including the costs of:

•	forwarding printed proxy materials by mail to Tim Hortons shareholders (including NOBOs and OBOs), and

•	obtaining Tim Hortons beneficial owners’ voting instructions from their intermediaries.

If you use the internet to vote or access proxy materials electronically, you may incur usage charges and other costs from internet access providers or telephone companies.

How to Vote

You can vote by proxy, or you can attend the Tim Hortons special meeting and vote your Tim Hortons common shares in person. The voting process is different for registered and beneficial shareholders of Tim Hortons. See below under “Registered Shareholders of Tim Hortons” and “Beneficial Shareholders of Tim Hortons ”, respectively.

Voting by Proxy

Voting by proxy is the easiest way to vote, and Tim Hortons shareholders can do it by phone, mail or on the internet. Voting by proxy means that you, as a Tim Hortons shareholder, are giving someone else (i.e., your proxyholder) the authority to attend the Tim Hortons special meeting and vote your Tim Hortons common shares for you.

You, as a Tim Hortons shareholder, can appoint anyone to be your proxyholder and this person does not need to be a Tim Hortons shareholder. Your votes will only be counted if your proxyholder attends the Tim Hortons special meeting and votes your Tim Hortons common shares for you. Simply follow the instructions on the proxy form, and print the name of the person you would like to appoint as proxyholder in the space provided. If you vote by proxy but do not specify a proxyholder, the representatives of Tim Hortons appointed by Tim Hortons board of directors will act as your proxyholder.

Proxyholders must vote Tim Hortons common shares according to the instructions given to them by Tim Hortons shareholders. If you, as a Tim Hortons shareholder, do not specify your voting instructions, your proxyholder can vote as he/she see fit. If you do not specify your voting instructions and you have appointed Tim Hortons representatives to act as your proxyholder, they will vote for approving the Arrangement Resolution.

Proxyholders have the authority to vote as he/she see fit with respect to any other matters that properly come before the Tim Hortons special meeting and with respect to any amendments to the matters identified in the notice of meeting or any adjournment or postponement thereof, whether or not the amendment or other matter that comes before the Tim Hortons special meeting is or is not routine and whether or not the amendment or other matter that comes before the Tim Hortons special meeting is contested. As of the date of this joint information statement/circular, Tim Hortons is not aware of any items to be brought before the Tim Hortons special meeting that are not described in this joint information statement/circular.

Tim Hortons shareholders can revoke their previous voting instructions by submitting new voting instructions by phone or on the internet or by sending a new proxy form or voting instruction form with a later date. If you, as a Tim Hortons shareholder, want to submit your new vote by phone or on the internet, sign in to authenticate yourself in the manner set out below and then follow the instructions. The written notice of revocation may be executed by the registered shareholder or by an attorney who provides your written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

Registered Shareholders of Tim Hortons

If you are a registered shareholder of Tim Hortons, your package includes the notice of meeting, this joint information statement/circular and a proxy form to vote your Tim Hortons common shares.

Four ways for registered shareholders of Tim Hortons to vote

•	By phone—Call toll free (866) 732-VOTE (8683) from a touchtone phone and follow the instructions

•	On the internet—Go to www.investorvote.com and follow the instructions on the screen

•	By mail—Complete the proxy form, sign and date it, and mail it in the postage-paid envelope provided

•	In person—Check in with a Computershare representative when you arrive at the Tim Hortons special meeting and be sure to bring government-issued picture identification

If you vote by phone or on the internet, you can do it any time of the day, seven days a week. You will need your control number, which appears at the bottom of your proxy form. You must vote by mail or on the internet if you want to appoint someone other than Tim Hortons representatives (or yourself) as your proxyholder. If you are voting on behalf of a corporation or another person, you must vote by mail.

In order to effectively change your vote as a registered shareholder of Tim Hortons, Computershare must receive your new voting instructions before midnight (Toronto time) on December 5, 2014 (the second business day before the Tim Hortons special meeting), or if the Tim Hortons special meeting is postponed or adjourned, before midnight (Toronto time) on the business day before the Tim Hortons special meeting is reconvened. In addition, you can attend the Tim Hortons special meeting in person and cast a different vote if you specifically request the opportunity to do so at the Tim Hortons special meeting. Attendance at the Tim Hortons special meeting will not automatically revoke voting instructions given prior to the Tim Hortons special meeting.

Also, you can revoke your previous voting instructions without submitting new voting instructions at any time prior to the final vote at the Tim Hortons special meeting by delivering a written notice to the chairman of the Tim Hortons special meeting prior to the vote on the matter or by any other method permitted by law.

Beneficial Shareholders of Tim Hortons

If you are a beneficial shareholder of Tim Hortons, your package provided by your intermediary should include the notice of meeting, this joint information statement/circular, and a voting instruction form for you to provide your voting instructions to your intermediary, who will carry out your instructions and vote on your behalf, or withhold your votes if you have so indicated on your form.

Four ways for beneficial shareholders of Tim Hortons to vote

•	By phone—Follow the instructions on the voting instruction form provided by your intermediary

•	On the internet—Go to www.proxyvote.com and follow the instructions on the screen

•	By mail—Complete the voting instruction form, sign and date it, and mail it in the return envelope provided as soon as possible, so your intermediary receives the form in time to carry out your instructions

•	In person—The voting instruction form provided by your intermediary will provide instructions on how you may vote in person at the Tim Hortons special meeting. The following is a general summary of the most common alternatives provided by intermediaries:

•	The instructions provided by your intermediary may permit you to vote in person at the Tim Hortons special meeting by appointing yourself as proxyholder for your Tim Hortons common shares by printing your own name in the space provided, signing the form and NOT indicating your voting instructions. If you do so, send the form to your intermediary as soon as possible to give your intermediary enough time to act on your instructions. Computershare must receive instructions through your intermediary before midnight (Toronto time) on December 5, 2014 (the second business day before the Tim Hortons special meeting), or if the Tim Hortons special meeting is postponed or adjourned, before midnight (Toronto time) on the business day before the Tim Hortons special meeting is reconvened.

•	Alternatively, the instructions provided by your intermediary may state that in order to vote in person at the Tim Hortons special meeting, you must indicate on the voting instruction form that you want to receive a proxy form, sign and date it, and send the completed voting instruction form to your intermediary as soon as possible. You should then receive a proxy form from your intermediary, which you will need to complete, appointing yourself as proxyholder. Sign and date the proxy form and send it as soon as possible to Computershare in the envelope provided. Computershare must receive the properly completed proxy form by midnight (Toronto time) on December 5, 2014 (the second business day before the Tim Hortons special meeting), or if the Tim Hortons special meeting is postponed or adjourned, before midnight (Toronto time) on the business day before the Tim Hortons special meeting is reconvened.

In either case, be sure to check in with a Computershare representative when you arrive at the Tim Hortons special meeting. Unless prohibited by law, the person named as proxyholder in the proxy form or voting instruction form will have full discretionary authority to vote on all matters at the Tim Hortons special meeting, including new items that are not set out in this joint information statement/circular, if Computershare receives the properly completed form by midnight (Toronto time) on December 5, 2014 (the second business day before the Tim Hortons special meeting), or if the Tim Hortons special meeting is postponed or adjourned, before midnight (Toronto time) on the business day before the Tim Hortons special meeting is reconvened.

Canadian securities laws require brokers and other intermediaries to seek voting instructions from beneficial shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by beneficial shareholders in order to ensure that their Tim Hortons common shares are voted at the Tim Hortons special meeting. The voting instruction form supplied to a beneficial shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by Tim Hortons. However, its purpose is limited to instructing the registered shareholder (i.e., the intermediary or agent of the intermediary). A beneficial shareholder who receives a voting instruction form from its broker or other intermediary cannot use that form to vote Tim Hortons common shares directly at the Tim Hortons special meeting. The voting instruction form must be returned to your broker or other intermediary (or instructions respecting the voting of Tim Hortons common shares must otherwise be communicated to your broker or other intermediary) well in advance of the Tim Hortons special meeting in order to have the Tim Hortons common shares voted. If you have any questions respecting the voting of Tim Hortons common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

In order to effectively change your vote as a beneficial shareholder of Tim Hortons, Computershare must receive your new voting instructions before midnight (Toronto time) on December 5, 2014 (the second business day before the Tim Hortons special meeting), or if the Tim Hortons special meeting is postponed or adjourned, before midnight (Toronto time) on the business day before the Tim Hortons special meeting is reconvened. Be sure to allow enough time for your intermediary to receive your new instructions and act on them prior to that deadline.

You must contact your intermediary in order to revoke your previous voting instructions without submitting new voting instructions. You will need to allow for enough time for your intermediary to receive your new instructions and act on them prior to the vote on the matter.

About Abstentions

When you, as a Tim Hortons shareholder, cast your vote, you want it to count. Be sure to carefully follow the voting instructions provided. If you are a Tim Hortons shareholder of record and do not complete a proxy form, or properly submit it, no votes will be cast on your behalf.

If you are a beneficial shareholder of Tim Hortons and your intermediary (a) does not have discretionary authority to vote your Tim Hortons common shares on a particular matter and has not received instructions from you on how to vote, or (b) does have discretionary authority but has not received proper instructions from you and cannot vote your Tim Hortons common shares as a result, then your votes will not be cast. In such cases, the intermediary simply declines to vote your Tim Hortons common shares. As a result of restrictions under the CBCA and rules governing members of the NYSE, your intermediary cannot vote your Tim Hortons common shares on a discretionary basis if you do not provide proper voting instructions, so it is very important to provide clear and proper instructions.

Abstentions are only counted for determining whether or not Tim Hortons has a quorum. Abstentions are not counted towards shareholder votes on any matter described in this joint information statement/circular.

Confidentiality

Tim Hortons transfer agent protects the privacy of voting instructions, ballots and voting tabulations. Votes of Tim Hortons shareholders will only be disclosed to Tim Hortons, or a third party, if it is:

•	required by law,

•	necessary for tabulating and certifying the votes, or

•	needed to facilitate a successful proxy solicitation.

Tim Hortons shareholders may provide written comments on their proxy form, and these will be forwarded to management and/or the board of directors of Tim Hortons, as appropriate.

Voting results

The preliminary voting results will be announced at the Tim Hortons special meeting.

The scrutineer will tally the final voting results and report them to Tim Hortons after the Tim Hortons special meeting. Tim Hortons will report the final results promptly after they become available, in a current report on

Form 8-K, available online at www.sec.gov and www.sedar.com.

BENEFICIAL STOCK OWNERSHIP OF TIM HORTONS SHAREHOLDERS

Voting Securities and their Principal Holders

The table below lists the shareholders who Tim Hortons knows to beneficially own 5% or more of Tim Hortons issued and outstanding common shares. This information is based solely on Tim Hortons review of public filings as of October 31, 2014.

Share class	Name and address of beneficial holder	Amount and nature of beneficial ownership/control/direction		Percent of class
Common Shares	FMR LLC and a joint filer (1) 82 Devonshire Street Boston, MA 02109	7,487,603	(1)	5.48	% (2)

(1)	Based solely on the Schedule 13G/A filed with the SEC on February 14, 2014 by FMR. Fidelity, 245 Summer Street, Boston, Massachusetts 02210, a wholly owned subsidiary of FMR and an investment adviser registered under section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 7,437,332 Tim Hortons common shares as a result of acting as investment adviser to the FMR funds.

Edward C. Johnson 3rd and FMR, through its control of Fidelity, and the funds each has sole power to dispose of the 7,437,332 Tim Hortons common shares owned by the FMR funds. Mr. Johnson is Chairman of FMR. He and members of his family are the predominant owners, directly or through trusts, of 49% of the voting power of FMR and, as a result of a shareholders’ voting agreement, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.

Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the FMR funds, which power resides with the FMR funds’ boards of trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ Boards of Trustees.

Strategic Advisers, Inc., 245 Summer Street, Boston, MA 02210, a wholly owned subsidiary of FMR and an investment adviser registered under section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR’s beneficial ownership includes 1,171 Tim Hortons common shares beneficially owned through Strategic Advisers, Inc.

Pyramis 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly owned subsidiary of FMR and an investment adviser registered under section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 41,500 Tim Hortons common shares as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under section 8 of the Investment Company Act of 1940 owning such shares. Mr. Johnson and FMR, through its control of Pyramis, each has sole power to dispose of over 41,500 common shares and sole power to vote or to direct the voting of 41,500 Tim Hortons common shares owned by the institutional accounts or funds advised by Pyramis.

Pyramis Global Advisors Trust Company, which we refer to as Pyramis Global Advisors Trust, 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly owned subsidiary of FMR and a bank as defined in section 3(a)(6) of the Exchange Act, is the beneficial owner of 7,600 Tim Hortons common shares as a result of its serving as investment manager of institutional accounts owning these shares. Mr. Johnson and FMR, through its control of Pyramis Global Advisors Trust, each has sole power to dispose of 7,600 common shares and to vote or direct the voting of 0 common shares owned by the institutional accounts managed by Pyramis Global Advisors Trust.

(2)	Based on [•] Tim Hortons common shares outstanding as of the record date (including the [—] Tim Hortons common shares held by The TDL RSU Employee Benefit Plan Trust).

Security Ownership of Management/Directors

The table below sets forth information on the Tim Hortons common shares beneficially owned by each of Tim Hortons directors, by Tim Hortons named executives and by Tim Hortons directors and executive officers as a group as of the Tim Hortons record date. Individually and collectively, they own less than 1% of Tim Hortons outstanding common shares. The percentage of ownership is calculated based on [—] Tim Hortons common shares outstanding as of November 3, 2014, 2014 (including the [—] Tim Hortons common shares held by The TDL RSU Employee Benefit Plan Trust). Unless we note otherwise, each of the following people and their family members has sole voting and investment power with respect to the common shares beneficially owned by him or her.

For the purpose of this table, the term “executive officer” has the same meaning as under Rule 405 promulgated under the Securities Act and under NI 51-102. The information about beneficial ownership is based on data provided by each director, nominee or executive officer, and is included in insider reports that are publicly available on the System for Electronic Disclosure by Insiders.

Share class	Name of beneficial holder	Common shares currently held (1)(2)		Common shares outstanding that can be acquired within 60 days (3)(4)	Total beneficial ownership	Percent of class
Common shares	Paul D. House	135,910		26,423	162,333	*
	M. Shan Atkins	1,000		—	1,000	*
	Sherri A. Brillon	—		—	—	*
	Marc Caira	—		39,882	39,882	*
	Michael J. Endres	52,926	(3)	—	52,926	*
	Moya M. Greene	—		—	—	*
	The Hon. Frank Iacobucci	6,688		—	6,688	*
	John A. Lederer	15,120		—	15,120	*
	David H. Lees	6,704		—	6,704	*
	Thomas V. Milroy	—		—	—	*
	Christopher R. O’Neill	—		—	—	*
	Wayne C. Sales	12,097		—	12,097	*
	Cynthia J. Devine	93,856		96,454	190,310	*
	David F. Clanachan	58,356		77,202	135,558	*
	Peter J. Nowlan	—		—	—	*
	Roland M. Walton	73,893		122,369	196,262	*
	Stephen E. Wuthmann	1,453		2,098	3,551	*
	Jill E. Sutton	1,632		22,937	24,569	*
	Michel Meilleur	6,360		15,152	21,512	*
	Scott Bonikowsky	1,724		6,034	7,758	*
	All directors and executive officers as a group (20 persons)	467,719		408,551	876,270	*

*	Represents beneficial ownership of less than 1% of Tim Hortons outstanding common shares.
(1)	Includes Tim Hortons common shares owned directly or indirectly. See “Ownership of Deferred Stock Units by Directors”, below for the number of deferred stock units owned by each director as of the record date, which are not included in the table above.
(2)	Does not include dividends that will be reinvested as part of the Dividend Reinvestment Plan in December 2014.

(3)	See Incentive Plan Awards on page 4 of, and notes 2 and 3 to the summary compensation table on page 37 of, Tim Hortons Annual Report on Form 10-K/A, filed with the SEC on March 21, 2014, and incorporated by reference into this joint information statement/ circular, for more information about the outstanding restricted share units and options with tandem SARs held by the named executives.
(4)	Includes options that have vested as of the date of this joint information statement/circular and are exercisable by the named beneficial holder.
(5)	Includes 49,000 Tim Hortons common shares held in two trusts where Mr. Endres has voting and investment power.

Ownership of Deferred Stock Units by Directors

The table below shows the deferred stock units held by Tim Hortons directors as of the Tim Hortons record date. These deferred stock units are not included in the number of Tim Hortons common shares beneficially owned by directors in the above table.

Deferred stock units vest immediately and are paid out in cash when a director retires from the Tim Hortons board of directors.

Director	DSUs (#)(5)
Paul D. House (1)	1,821
M. Shan Atkins	12,104
Sherri A. Brillon (2)	2,008
Marc Caira (3)	0
Michael J. Endres	21,595
Moya M. Greene	15,863
The Hon. Frank Iacobucci	29,684
John A. Lederer	24,133
David H. Lees	24,013
Thomas V. Milroy (2)	2,008
Christopher R. O’Neill (4)	1,034
Wayne C. Sales	24,410

(1)	Mr. House had not been eligible to receive director compensation, including deferred stock units, until 2014, because he served as President and Chief Executive Officer until July 2, 2013, and provided transition services until December 31, 2013.
(2)	Ms. Brillon and Mr. Milroy were appointed to the Tim Hortons board of directors on August 8, 2013.
(3)	Mr. Caira, as current President and Chief Executive Officer, is not eligible to receive director compensation, including deferred stock units.
(4)	Mr. O’Neill was appointed to the Tim Hortons board of directors on March 11, 2014.
(5)	Does not include November 2014 deferred stock units or December 2014 dividends on the deferred stock units.

BENEFICIAL STOCK OWNERSHIP INFORMATION OF BURGER KING WORLDWIDE STOCKHOLDERS

Security Ownership of Certain Beneficial Owners, Directors and Management

This table shows ownership information for Burger King Worldwide stockholders known by its management to be the owners of 5% or more of our common stock, each of its directors, each of the named executive officers and all directors and executive officers as a group. This information is presented as of October 14, 2014. The percentage ownership is based upon 351,963,073 shares of common stock outstanding as of October 14, 2014.

Under SEC rules, “beneficial ownership” for purposes of this table takes into account stock as to which the individual has or shares voting and/or investment power as well as shares that may be acquired within 60 days (such as by exercising vested stock options) and is different from beneficial ownership for purposes of section 16 of the Exchange Act. Except as indicated in the footnotes to this table, to the best of Burger King Worldwide’s knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Shares of Common Stock Beneficially Owned

Name of Beneficial Owner	Number of Shares	Percent of Class
5% Stockholders:
3G (1)	243,858,915	69.3
Pershing Square Funds (2)	41,949,413	11.9
Named Executive Officers and Directors:
Alexandre Behring (3)	89,217	*
Martin E. Franklin (4)	1,416,746	*
Paul J. Fribourg (3)	43,258	*
Bernardo Hees	266,060	*
Alan Parker (5)	53,625	*
Carlos Alberto Sicupira (3)	44,608	*
Roberto Moses Thompson Motta (3)	2,175	*
Alexandre Van Damme (3)	11,175	*
Daniel S. Schwartz	137,996	*
Joshua Kobza	5,413	*
José E. Cil	105,758	*
Heitor Goncalves	107,478	*
All executive officers and directors as a group (16 persons) (7)	2,389,805	*

*	Represents beneficial ownership of less than one percent (1%) of Burger King Worldwide’s outstanding common stock.
(1)

3G Special Situations Partners, Ltd. serves as the general partner of 3G Special Situations Fund II, L.P. 3G Capital Partners II L.P. is the parent of, and wholly owns, 3G Special Situations Partners, Ltd. 3G Capital serves as the general partner of 3G Capital Partners II L.P. Each of 3G Special Situations Fund II, L.P., 3G Special Situations Partners, Ltd., 3G Capital Partners II L.P. and 3G Capital may be deemed to beneficially own, and to have shared voting and dispositive power with respect to, these shares of Common Stock. The address of each of the 3G entities is c/o 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York 10016. Mr. Behring is the managing partner of 3G Capital, and Messrs. Behring, Hees, Schwartz, Sicupira and Thompson Motta are partners of 3G Capital. A five member investment committee of 3G Capital is empowered to make decisions with respect to 3G Capital’s investments, including Burger King

Worldwide, and therefore, no individual member of the committee is deemed to be the beneficial owner of the shares of Burger King Worldwide beneficially owned indirectly by 3G Capital. This investment committee has the power to vote, dispose of or sell all of the shares of Burger King Worldwide. Messrs. Behring, Sicupira and Thompson Motta are among the members of the investment committee and disclaim beneficial ownership of any shares beneficially owned by 3G Capital.
(2)	According to a Schedule 13G (Amendment No. 2) filed by Pershing Square Capital Management, L.P., Pershing Square Capital Management, L.P. is the investment manager of Pershing Square, L.P., Pershing Square II, L.P., Pershing Square Holdings, Ltd. and Pershing Square International, Ltd. (collectively referred to as the “Pershing Square Funds”). Pershing Square GP, LLC is the general partner of Pershing Square, L.P. and Pershing Square II, L.P. PS Management GP, LLC is the general partner of Pershing Square Capital Management, L.P. William Ackman is the Chief Executive Officer of Pershing Square Capital Management, L.P. and the managing member of PS Management GP, LLC. The address of each of the Pershing Square Funds, Pershing Square Capital Management, L.P., PS Management GP, LLC and Mr. Ackman is 888 Seventh Avenue, 42nd Floor, New York, New York 10019. Pershing Square Capital Management, L.P., as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 38,387,865 shares of Common Stock. As the general partner of Pershing Square Capital Management, L.P., PS Management GP, LLC may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) these shares of Common Stock. By virtue of Mr. Ackman’s position as managing member of PS Management GP, LLC, Mr. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) these shares of Common Stock and, therefore, Mr. Ackman may be deemed to be the beneficial owner of these shares of Common Stock. In addition, Mr. Ackman has sole power to vote or direct the vote of 3,561,548 shares of Common Stock.
(3)	Represents restricted stock units that settle upon termination of board service by Messrs. Behring, Fribourg, Sicupira, Thompson or Van Damme.
(4)	Represents 1,411,469 shares of common stock owned directly and 5,277 restricted stock units that settle upon termination of board service by Mr. Franklin.
(5)	Includes 8,625 restricted stock units that settle upon termination of board service, 30,000 shares held by Oyster Reach Limited and 15,000 owned directly by Mr. Parker. Mr. Parker is the sole shareholder and director of Oyster Reach Limited.
(6)	Based on Burger King Worldwide’s records of the stock ownership for Mr. Wiborg and Ms. Faugeres.
(7)	Includes in the aggregate 204,335 restricted stock units that settle upon the termination of board service by respective board members.

Section 16(a) beneficial ownership reporting compliance

Section 16(a) of the Exchange Act requires Burger King Worldwide’s directors, executive officers and persons who own more than 10% of the outstanding shares of Burger King Worldwide’s common stock to file with the SEC reports of their ownership and changes in their ownership of Burger King Worldwide’s common stock. Directors, executive officers and greater-than-ten percent stockholders are also required to furnish Burger King Worldwidewith copies of all ownership reports they file with the SEC. To Burger King Worldwide’s knowledge, based solely on a review of the copies of such reports furnished to us and representations that no other reports were required, all of Burger King Worldwide’s directors and executive officers complied with all section 16(a) filing requirements during 2013.

THE TRANSACTIONS

Effect of the Transactions

Burger King Worldwide agreed to acquire Tim Hortons pursuant to the arrangement agreement in a transaction that will result in Burger King Worldwide and Tim Hortons being indirect subsidiaries of Holdings and Partnership. The transactions will be effectuated in two primary steps. In the first step, Amalgamation Sub will acquire Tim Hortons pursuant to a plan of arrangement under Canadian law, which will result in Tim Hortons becoming an indirect subsidiary of both Holdings and Partnership. In the second step, Merger Sub will merge with and into Burger King Worldwide, with Burger King Worldwide as the surviving corporation in the merger, which will result in Burger King Worldwide becoming an indirect subsidiary of both Holdings and Partnership. Holdings, which will be renamed as mutually agreed between Burger King Worldwide and Tim Hortons, will be the general partner of Partnership and own a majority interest (by vote and value) in Partnership which will be represented by common units and preferred units of Partnership which will entitle Holdings to distributions from Partnership that generally correspond to dividends and distributions that are paid by Holdings in respect of common shares and preferred shares of Holdings that are issued and outstanding from time to time. The balance of the partnership units of Partnership will initially be held by former holders of Burger King Worldwide common stock in the form of newly issued Partnership exchangeable units.

The arrangement agreement and the plan of arrangement are attached as Annex A and Annex B, respectively, to this information statement/circular. We encourage you to read these documents in their entirety; they are the principal documents governing the transactions and the other related transactions.

If the arrangement is completed, each holder of a common share of Tim Hortons will be entitled to receive C$65.50 in cash and 0.8025 newly issued Holdings common shares in exchange for each common share of Tim Hortons held by such shareholder, other than shareholders who:

•	make an election to receive cash, who will be entitled to receive C$88.50 in cash in exchange for each common share of the Tim Hortons held by such shareholder; or

•	make an election to receive Holdings common shares, who will be entitled to receive 3.0879 newly issued Holdings common shares in exchange for each share of Tim Hortons held by such shareholder.

Any cash election or shares election is subject to adjustment in accordance with the plan of arrangement, as described in “Arrangement Agreement—Arrangement Consideration to Tim Hortons shareholders”.

If the merger is completed, each share of Burger King Worldwide common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive (a) if no exchangeable election (as described below) has been made, 0.99 newly issued Holdings common shares and 0.01 newly issued Partnership exchangeable units or (b) if the stockholder makes an election to receive consideration solely in the form of Partnership exchangeable units, one Partnership exchangeable unit in exchange for each share of Burger King Worldwide common stock, in each case subject to proration as set forth in the arrangement agreement, as described in “The Transactions—Election and Proration Procedures; Exchange of Shares of Burger King Worldwide Common Stock”.

Based on the number of Burger King Worldwide and Tim Hortons common shares estimated to be outstanding immediately prior to the closing of the transactions, we estimate that, upon the closing, former Tim Hortons shareholders will own approximately 22% of the common equity of the combined company through ownership of Holdings common shares and former Burger King Worldwide stockholders will own approximately 76% of the combined company through ownership of both Holdings common shares and Partnership exchangeable units, in each case, on a fully exchanged and fully-diluted basis. In connection with the transactions, Berkshire will purchase preferred shares of Holdings and a warrant to purchase common shares, which common shares will represent 1.75% of the fully exchanged and fully-diluted Holdings common shares. The warrant may be exercised until the fifth anniversary of the closing of the transactions. Berkshire has informed Holdings that it intends to exercise the warrant promptly following the closing of the transactions.

For additional information on the consideration to be received in the transactions, see “The Arrangement Agreement—Merger Consideration to Burger King Worldwide Stockholders” and “The Transactions—The Arrangement Agreement—Arrangement Consideration to Tim Hortons Shareholders”.

Under the arrangement, equity awards previously granted by Tim Hortons will be treated as follows:

Tim Hortons Stock Options. Pursuant to the arrangement, each outstanding vested surrendered Tim Hortons stock option will be transferred to Tim Hortons in consideration for the issuance of the number of Tim Hortons common shares, rounded down to the nearest whole share, equal in value to the in-the-money value of such surrendered Tim Hortons stock option. The in-the-money value of the Tim Hortons stock option is the amount by which the fair market value of a Tim Hortons common share exceeds the exercise price of the Tim Hortons stock option. The surrendered Tim Hortons stock options will be terminated at the time of their surrender and Tim Hortons common shares issued in respect of such surrendered stock options will be treated as described below.

Pursuant to the arrangement, each outstanding Tim Hortons stock option (and its tandem stock appreciation right), whether vested or unvested, that is not a surrendered Tim Hortons stock option will be exchanged for a stock option (with a tandem stock appreciation right) to acquire from Holdings a number of Holdings common shares equal to the product of: (a) the number of Tim Hortons common shares subject to such Tim Hortons stock option multiplied by (b) the exchange ratio of 3.0879 (and rounded down to the nearest whole number of Holdings common shares). The exercise price per Holdings common share of such Holdings stock option shall be equal to the quotient of: (a) the exercise price per Tim Hortons common share subject to the exchanged Tim Hortons stock option divided by (b) the exchange ratio of 3.0879 (with the aggregate exercise price being rounded up to the nearest whole cent), provided that the in-the-money value of such Holdings stock options immediately after the issuance of such Holdings stock options may not exceed the in-the-money value of the Tim Hortons stock options immediately prior to such issuance. Subject to the foregoing, each Holdings stock option will have the same terms and conditions as were applicable to the exchanged Tim Hortons stock option.

Restricted Stock Units and Performance Stock Units. Pursuant to the arrangement, all outstanding Tim Hortons restricted stock units and performance stock units will vest, with the number of performance stock units vesting determined based on the maximum or highest level achievable, and Tim Hortons common shares will be issued in full settlement of such awards on the basis of one Tim Hortons common share for each restricted stock unit or performance stock unit.

Tim Hortons common shares issued in consideration for surrendered Tim Hortons stock options or in settlement of restricted stock unit awards and performance stock unit awards will be transferred to Amalgamation Sub pursuant to the arrangement and the holders of such Tim Hortons common shares will be entitled to make an election in respect of the arrangement consideration to be received in consideration for such transfer.

Deferred Stock Units. At the effective time of the arrangement, all outstanding Tim Hortons deferred stock units will ordinarily vest in accordance with the plan terms of the Tim Hortons deferred stock units, or DSUs, and require settlement as the director will cease to serve in such capacity for Tim Hortons. Each DSU will be settled for the value of C$65.50 plus the value of 0.8025 newly issued common shares of Holdings (with the value determined based on the opening price of a common share of Holdings on the TSX on the first trading day following the effective time of the arrangement).

At the effective time of the merger, each outstanding Burger King Worldwide option will be converted into the right to receive, on the same terms and conditions as were applicable under the award agreements issued in connection with such Burger King Worldwide option (including with respect to vesting and exercise price), an option to acquire common shares from Holdings in respect of the same number of Holdings common shares as were subject to the underlying Burger King Worldwide option. At the effective time of the merger, each outstanding restricted stock unit will be converted into the right to receive, on the same terms and conditions as were applicable under such Burger King Worldwide restricted stock unit (including with respect to vesting), a restricted stock unit with respect to the same number of Holdings common shares as were subject to the underlying Burger King Worldwide restricted stock unit.

The following is an organizational chart showing the intercorporate relationships between Tim Hortons and its material subsidiaries immediately before the commencement of the transactions:

The following is an organizational chart showing the intercorporate relationships between Burger King Worldwide and its material subsidiaries immediately before the commencement of the transactions:

Common Shareholders
Burger King Worldwide, Inc.
(Delaware)
Burger King Holdco, LLC
(Delaware)
Burger King Capital Holdings, LLC
(Delaware)
Burger King Holdings, Inc.
(Delaware)
Burger King Corporation
(Florida)
Burger King Interamerica LLC EuroAsian Holdings SCS
(Luxembourg)
Burger King (Luxembourg) 2 S.à.r.l.
(Luxembourg)
Burger King (Luxembourg) 3 S.à.r.l.
(Luxembourg)
Burger King (Luxembourg) S.à.r.l.
(Luxembourg)
Burger King Europe GmbH
(Switzerland)

The following is an organizational chart showing the anticipated intercorporate relationships of Holdings and its material subsidiaries immediately following the completion of the transactions:

Unless otherwise indicated, each subsidiary indicated on the above charts is wholly-owned. For purposes of the above charts, certain intermediaries were omitted that did not constitute a material subsidiary. All material subsidiaries of Tim Hortons and Burger King Worldwide existing immediately before the commencement of the transactions will remain in existence immediately following completion of the transactions as indirect subsidiaries of Holdings and Partnership.

Background of the Transaction

The senior management teams and boards of directors of each of Burger King Worldwide and Tim Hortons actively monitor and assess developments in the QSR sector and are generally aware of the business activities of other major QSR companies, including each other. As a result, executives from each of Burger King Worldwide and Tim Hortons are generally familiar with the other company’s business and operations.

In addition, the senior management teams and boards of directors of each of Burger King Worldwide and Tim Hortons regularly consider and evaluate options for achieving their company’s long-term strategic goals and enhancing shareholder value. These options have included periodic assessments of potential business combinations with other QSR companies.

Both companies also have been parties to significant business combination and other transactions in the past. In particular, in March 2006, Tim Hortons completed its initial public offering of Tim Hortons common shares, which began trading on the New York Stock Exchange and the Toronto Stock Exchange, and later in 2006 The Wendy’s Company completed the spin-off of the remainder of its interests in Tim Hortons to the stockholders of The Wendy’s Company. With respect to Burger King Worldwide and its predecessors, a predecessor to Burger King Worldwide was acquired by private equity funds controlled by TPG Capital, Bain Capital Partners and the Goldman Sachs funds in 2002, and in May 2006 it completed its initial public offering of common stock, which began trading on the New York Stock Exchange. On October 19, 2010, the predecessor to Burger King Worldwide was acquired by 3G, and as a result of the acquisition, its common stock ceased to be traded on the New York Stock Exchange after close of market on that day. On June 20, 2012, the predecessor to Burger King Worldwide merged with a subsidiary of Justice Holdings Limited, and shares of Burger King Worldwide common stock began trading on the New York Stock Exchange.

In early 2013, the Burger King Worldwide board of directors and senior management determined to consider mergers or other business combination transactions involving Burger King Worldwide in connection with its 5-year strategic plan process. Following approval by the board of directors of the strategic plan, in the second half of 2013, the senior management of Burger King Worldwide began to actively review potential business transactions involving Burger King Worldwide and determined to explore a potential transaction with Tim Hortons. In particular, they believed that a potential transaction could bring two fully-franchised QSR businesses with strong brands under one majority owner that would result in potential for further growth in strategic markets in a manner that could create value for the shareholders of Tim Hortons and the stockholders of Burger King Worldwide.

In early March 2014, Alexandre Behring, Managing Partner of 3G Capital and Chairman of the Board of Directors of Burger King Worldwide, spoke with Warren Buffett, Chairman of the Board of Directors and Chief Executive Officer of Berkshire, and proposed to Mr. Buffett that Burger King Worldwide, with the full support of 3G Capital, Burger King Worldwide’s majority stockholder, and Tim Hortons combine and that Berkshire provide financing for the transaction in the form of a preferred stock investment in a company which would own both the Burger King Worldwide and Tim Hortons businesses. Shortly thereafter, Mr. Buffett responded that Berkshire was supportive of a transaction and would be willing to provide the equity financing for a transaction in the form of preferred equity of the kind and in approximately the amount that Berkshire ultimately agreed to provide. Mr. Buffett has known several partners of 3G Capital for many years, and Berkshire and affiliates of 3G Capital jointly acquired H.J. Heinz Company in 2013.

On or about March 10, 2014, a representative of Lazard Frères & Co. LLC (which we refer to as “Lazard”), financial advisor to Burger King Worldwide, contacted Marc Caira, President and Chief Executive Officer of Tim Hortons, and suggested that they have a telephone conversation. A telephone discussion followed on March 12, 2014, during which the representative of Lazard indicated that 3G, the controlling stockholder of Burger King Worldwide, was interested in discussing the Burger King Worldwide and Tim Hortons businesses. Mr. Caira agreed to have a dinner meeting with Mr. Behring.

On March 20, 2014, Messrs. Behring and Caira held a dinner meeting in Toronto, Ontario. During the dinner meeting, Mr. Behring indicated that Burger King Worldwide, with the support of 3G Capital, was interested in entering into a transaction involving Tim Hortons. No terms of any transaction were discussed during the dinner. Mr. Caira informed Mr. Behring that Tim Hortons was not for sale, but that he would inform the Tim Hortons board of directors of Burger King Worldwide’s and 3G Capital’s interest and indicated that any specific proposal should be communicated in writing.

On March 24, 2014, the Burger King Worldwide board of directors held a telephonic meeting during which the directors discussed the potential transaction. During the meeting, the senior management and board of directors of Burger King Worldwide discussed Tim Hortons and its business and operations, the potential benefits of the transaction, the likely financing for the transaction and the proposed terms and structure of the transaction. Mr. Behring confirmed that 3G, Burger King Worldwide’s largest stockholder, was supportive of the transaction. Following discussion, the Burger King Worldwide board of directors authorized Burger King Worldwide’s management to deliver a non-binding proposal to Tim Hortons in connection with the transaction and engage in discussions with Tim Hortons.

Later on March 24, 2014, 3G Capital, Burger King Worldwide and Berkshire delivered a joint letter to Mr. Caira which contained a non-binding proposal by Burger King Worldwide to acquire all outstanding Tim Hortons common shares for C$73.00 per share, payable in cash and stock of the combined company. The letter stated, among other things, that all of the preferred equity financing would be provided by Berkshire in the form of preferred equity in the combined company and that the parties were highly confident that they would be able to finalize debt financing commitments promptly. In addition, the letter indicated that the parties understood Tim Hortons rich Canadian heritage. The letter also noted that the proposal was conditioned on, among other things, customary due diligence, which the parties believed could be completed within weeks, and satisfactory negotiation of transaction documentation.

On March 27, 2014, Mr. Caira confirmed receipt of the March 24 proposal letter and indicated that he would discuss the proposal with the Tim Hortons board of directors.

On April 4, 2014, the Tim Hortons board of directors held a telephonic meeting for the purpose of reviewing the March 24 proposal letter. Mr. Caira presented background on the identities of 3G Capital and Burger King Worldwide and management’s views as to why they may be interested in a transaction with Tim Hortons. Cynthia J. Devine, Chief Financial Officer of Tim Hortons, presented financial and other information regarding the proposed terms of the letter and related matters. In addition, Jill E. Sutton, Executive Vice President, General Counsel and Secretary of Tim Hortons, reviewed with the board the key terms and legal implications of the proposal, and outlined for the board its duties and obligations arising in connection with evaluation of the proposal. The Tim Hortons board of directors then discussed the March 24 proposal letter, including the offered consideration of C$73.00 per Tim Hortons common share. Following the board’s discussions and with these interests in mind, the Tim Hortons board of directors determined to conduct a formal evaluation of the transaction proposed by the March 24 proposal letter and proceeded to establish a working committee, consisting of Chairman Paul House, Lead Director Frank Iacobucci, directors Michael J. Endres and Thomas V. Milroy and Mr. Caira. The Tim Hortons board of directors also determined that, both between and in advance of full board meetings, the working committee would review and discuss with management significant matters to be considered by management, including those that would be brought before the board of directors in connection with the transaction. The working committee was also authorized to make recommendations to the board of directors on certain matters throughout the process, based on its detailed review of these matters in advance of meetings of the board of directors.

On April 16, 2014, Mr. Behring contacted Mr. Caira to inquire about the status of the Tim Hortons board of directors’ evaluation of the March 24 proposal letter and noted that it would be helpful to receive feedback on the letter as promptly as possible. Mr. Caira said that the Tim Hortons board of directors would be meeting towards the end of the month and he would be able to provide feedback after that meeting.

On April 24, 2014, the Burger King Worldwide board of directors held a regular meeting in Miami, Florida. During the course of the meeting, the board of directors discussed the status of the potential transaction.

On April 25, 2014, the Tim Hortons board of directors held a meeting to further discuss the potential transaction proposed by the March 24 proposal letter, with representatives of Wachtell, Lipton, Rosen & Katz (which we refer to as “Wachtell”), counsel to Tim Hortons, RBC Dominion Securities Inc., a member company of RBC Capital Markets (which we refer to as “RBC Capital Markets”), and Citigroup Global Markets Inc. (which we refer to as “Citi”), each a financial advisor to Tim Hortons, participating. A representative of Tim Hortons presented to the Tim Hortons board of directors a detailed strategic assessment of Burger King Worldwide and the potential synergies that might be achieved in a transaction between the two companies. RBC Capital Markets and Citi preliminarily reviewed with the Tim Hortons board of directors financial aspects of the proposed transaction, including with respect to the proposed consideration offered for each Tim Hortons common share. After discussing the proposal, including the perceived advantages and disadvantages of the proposed transaction, the Tim Hortons board of directors determined that the proposed consideration of C$73.00 per Tim Hortons common share set forth in the March 24 proposal letter did not provide a basis upon which to enter into discussions with Burger King Worldwide. Later on April 25, 2014, Mr. Caira contacted Mr. Behring and informed him of the Tim Hortons board of directors’ determination.

On May 12, 2014, 3G Capital, Burger King Worldwide and Berkshire sent a joint letter to Mr. Caira which contained a revised non-binding proposal by Burger King Worldwide to acquire all of the outstanding Tim Hortons common shares for C$78.00 per share, payable in cash and stock of the combined company. The letter stated, among other things, that all of the preferred equity financing would be provided by Berkshire in the form of preferred equity in the combined company. The letter also contained the same conditions as the March 24 proposal letter.

On May 14, 2014, the Tim Hortons board of directors held a telephonic meeting to discuss the revised proposal reflected in the May 12 proposal letter. The board received a review from Citi and RBC Capital Markets regarding financial aspects of the revised proposal and concluded that the proposed consideration of C$78.00 per Tim Hortons common share set forth in the May 12 proposal letter did not provide a basis upon which to enter into discussions with Burger King Worldwide with respect to a potential transaction. The Tim Hortons board of directors expressed its continued reliance on the determinations made at its April 25 meeting, indicating that there had been no change in circumstances related to the Tim Hortons business to alter those determinations.

On May 15, 2014, Mr. Caira contacted Mr. Behring and informed him that the Tim Hortons board of directors had met and considered the May 12 proposal. Mr. Caira noted that the Tim Hortons board of directors had comprehensively and carefully evaluated the March 24 proposal and that, based upon the substantial work undertaken to evaluate the March 24 proposal, as updated to reflect the revised consideration offered by the May 12 proposal, the May 12 proposal did not provide a basis upon which Tim Hortons would enter into discussions with Burger King Worldwide with respect to a potential transaction. In particular, he noted that the Tim Hortons board of directors believed that the implementation of its recently announced strategic plan offered greater opportunities for long-term value creation than the May 12 proposal.

On June 3, 2014, a representative of counsel to Burger King Worldwide contacted Mr. Iacobucci, to discuss the May 12 proposal, and requested that the Tim Hortons board of directors consider meeting with representatives of Burger King Worldwide so that they could present to the Tim Hortons board of directors Burger King Worldwide’s plans for creating long-term shareholder value and the benefits of the transaction to Tim Hortons shareholders, other stakeholders and Canada. Mr. Iacobucci discussed this request with Messrs. Caira and House. Following that discussion, on June 10, 2014, Mr. Iacobucci contacted the representative of counsel to Burger King Worldwide and stated that, for the reasons previously conveyed to Mr. Behring by Mr. Caira on May 15, 2014, the determination of the Tim Hortons board of directors with respect to the May 12 proposal was unchanged and Tim Hortons did not believe a meeting would be productive.

On June 27, 2014, Burger King Worldwide delivered a letter to Mr. Caira which contained a revised non-binding proposal by Burger King Worldwide to acquire all outstanding Tim Hortons common shares for C$82.50 per share, payable in cash and stock of the combined company. The letter confirmed that Burger King Worldwide had obtained full commitments for the entire financing necessary to complete the transaction. The letter also noted that Burger King Worldwide recognized the significance of the Tim Hortons brand and the company’s heritage in Canada and understood how both had been major contributors to the long-term success of Tim Hortons, and, as a result, Burger King Worldwide confirmed that the combined company following the transaction would be incorporated in Canada, have a new name reflecting both companies’ rich heritages, maintain separate brand management for Tim Hortons, maintain Tim Hortons headquarters in Canada and continue to support Tim Hortons commitments to the communities it serves. The letter also contained the same conditions as the March 24 and May 12 proposal letters. The letter indicated that Burger King Worldwide was ready to work on the transaction immediately.

On June 28, 2014, Mr. Caira informed Mr. Behring that he intended to discuss the June 27 proposal with the Tim Hortons board of directors.

On June 30, 2014, the Tim Hortons board of directors met telephonically to discuss the June 27 proposal, with representatives of Wachtell, Citi and RBC Capital Markets participating. Mr. Caira presented an overview of the revised financial terms of the June 27 proposal and outlined the significant changes from the two previous proposals, including primarily the increased consideration. A representative of Wachtell reviewed the revised terms of the June 27 proposal with the Tim Hortons board of directors, highlighting relevant considerations, including the omission of Berkshire from the parties submitting the proposal. Citi and RBC Capital Markets reviewed financial aspects of the June 27 proposal with the Tim Hortons board of directors. The board of directors also discussed the continued importance of preserving the rich heritage of the Tim Hortons brand in Canada and the potential impact that the proposed transaction could have on Tim Hortons, its shareholders, its franchisees and its other stakeholders, and the determination of the board of directors that the core principles (as defined in “The Transactions—Recommendation of Tim Hortons Board of Directors; Tim Hortons Reasons for the Transactions”) would be a fundamental aspect of any potential transaction. Following review of the relevant financial and other considerations discussed in the meeting, the Tim Hortons board of directors, although not prepared to enter into a transaction on the basis of the June 27 proposal, determined to authorize Tim Hortons management to engage in discussions with Burger King Worldwide to determine whether a transaction could be agreed to that would be mutually acceptable to the two companies’ respective boards of directors, subject to the execution of a confidentiality agreement, including a standstill agreement.

On July 3, 2014, Mr. Caira contacted Mr. Behring and informed him that the Tim Hortons board of directors had evaluated the June 27 proposal and that, while the Tim Hortons board of directors was not prepared to enter into a transaction on the terms of the proposal, Tim Hortons was prepared to enter into discussions about whether there was a possible transaction that could be mutually agreeable to the respective boards of directors of Tim Hortons and Burger King Worldwide. Mr. Caira suggested that Burger King Worldwide and Tim Hortons could enter into discussions to further understand the June 27 proposal, after the parties entered into an appropriate confidentiality agreement and standstill.

On July 7, 2014, a representative of Kirkland & Ellis LLP (which we refer to as “Kirkland”), counsel to Burger King Worldwide, and a representative of Wachtell discussed the proposed transaction and next steps. During the call, the representative of Wachtell said that Tim Hortons wanted to review further details about the structure of the transaction and information about Burger King Worldwide and wanted to discuss, among other things, the financial terms contemplated by the June 27 proposal. He also said that Tim Hortons expected that the parties would agree to a mutual standstill period in the confidentiality agreement and the counsels discussed the range of standstill periods that would be mutually agreeable to their respective clients, ultimately agreeing to consider a standstill with a three-month term to allow for discussions of a possible transaction.

Later that day, Wachtell sent to Kirkland and Davies Ward Phillips & Vineberg LLP (which we refer to as “Davies”), counsel to Burger King Worldwide, a draft confidentiality agreement to be entered into by the parties. Wachtell and Kirkland negotiated the terms of the agreement during the course of the next two days with guidance from their respective clients.

On July 9, 2014, Burger King Worldwide, Tim Hortons and 3G executed the confidentiality agreement, including customary standstill provisions with a term of three months. The agreement permitted Burger King Worldwide to share information with Berkshire and certain financial institutions named in the confidentiality agreement but required further approval of Tim Hortons before confidential information could be shared with other parties.

On July 10, 2014, Messrs. Behring and Caira discussed next steps with respect to the parties’ consideration of whether terms of a potential transaction could be reached that would be mutually acceptable to the respective boards of directors of Tim Hortons and Burger King Worldwide. Mr. Caira reiterated that Tim Hortons was prepared to discuss a possible transaction but would not accept the current proposal and suggested that the parties schedule a management meeting after the Tim Hortons franchisee convention meeting to be held over the course of the next week.

Over the next several days, the parties agreed to have their respective financial advisors begin to discuss the transaction in more detail, and representatives of Lazard had initial discussions with representatives of Citi and RBC Capital Markets.

On July 23, 2014, representatives of Kirkland, Wachtell, Lazard, Citi and RBC Capital Markets met in New York City so that the representatives of Tim Hortons could better understand Burger King Worldwide’s proposal for a potential transaction. During the meeting, the representatives of Burger King Worldwide presented information on the transaction, including the business of the combined company following the transaction, the merits of the transaction, the terms of the proposed financing for the transaction, the effect of the transaction on franchisees and employees of Tim Hortons and Burger King Worldwide and regulatory approvals required for the transaction. The representatives of Burger King Worldwide also presented Burger King Worldwide’s positions regarding more detailed terms of the proposed transaction, including that the consideration would include a fixed exchange ratio, two directors from Tim Hortons would join the new holding company’s board of directors, each party would be subject to a “no-shop” provision that would prohibit it from soliciting alternative transactions after the execution of the transaction agreement and that the termination fee payable by Tim Hortons if the transaction agreement were terminated to accept a superior proposal would be equal to C$445 million (4% of the Tim Hortons equity value of the transaction). The Burger King Worldwide representatives proposed that the transaction agreement would follow the leveraged buyout structure for a financed transaction in which Burger King Worldwide would pay Tim Hortons a reverse termination fee of C$585 million if the transaction were not consummated due to the failure of the debt financing sources to provide the financing, which amount would only be payable after a grace period during which Burger King Worldwide could remedy the financing failure, and that the reverse termination fee amount would be Burger King Worldwide’s maximum liability in connection with the transaction. The representatives of Lazard also described the closing conditions that would be included in the transaction agreement, such as the absence of a material adverse effect and receipt of U.S. and Canadian antitrust and Investment Canada Act approvals. The Tim Hortons representatives indicated that they would provide feedback regarding the presentation, including the proposed terms, which were not the subject of negotiation at this meeting, after consultation with Tim Hortons.

On July 25, 2014, representatives of Kirkland, Paul, Weiss, Rifkind, Wharton & Garrison LLP (which we refer to as “Paul Weiss”), counsel to Burger King Worldwide, and KPMG LLP, tax advisor to Burger King Worldwide, presented to representatives of Wachtell, Osler, Hoskin & Harcourt LLP (which we refer to as “Osler”) and Fenwick & West LLP, counsel to Tim Hortons, information about the proposed corporate structure and tax implications of the transaction.

Also on July 25, 2014, the Tim Hortons board of directors met telephonically to discuss the July 23, 2014 meeting in New York. Representatives of Osler, Wachtell, Citi and RBC Capital Markets discussed with the board the terms of the proposed transaction that had been presented by Lazard and Kirkland at the meeting, including the proposed financing, continued independent management of the Tim Hortons and Burger King brands, preservation of Tim Hortons Canadian heritage and proposed structure. After further discussion and careful consideration of the proposed terms, the Tim Hortons board of directors authorized a meeting between Mr. Caira and Ms. Devine, on the one hand, and Mr. Behring and Daniel S. Schwartz, Chief Executive Officer of Burger King Worldwide, on the other.

On July 29, 2014, Messrs. Behring and Schwartz met with Mr. Caira and Ms. Devine in Toronto, Ontario. Messrs. Behring and Schwartz presented greater detail regarding the potential transaction and Burger King Worldwide’s plans for the two brands after the transaction.

Also on July 29, 2014, representatives of several of Burger King Worldwide’s advisors, with Joshua Kobza, Executive Vice President and Chief Financial Officer of Burger King Worldwide, also in attendance, met with representatives of several of Tim Hortons advisors, including a member of management of Tim Hortons, in New York City to provide more information about the proposed corporate and tax structure of the transaction, which included more detail than the initial conversation on this topic on July 25.

On July 30, 2014, a representative from Citi called a representative of Lazard to provide an update on the status of the evaluation of the transaction by Tim Hortons. The Citi representative said that Tim Hortons was pleased with the outcome of the management meeting and transaction structure meeting from the previous day, that additional due diligence about the corporate structure of the transaction and the governance of the combined company would be required and that it may be helpful for the parties to have a further discussion of these items.

On July 31, 2014, the Burger King Worldwide board of directors held a regular meeting in Miami, Florida. During the course of the meeting, the board of directors discussed the status of the potential transaction.

On August 4, 2014, representatives of several of Burger King Worldwide’s advisors, with Mr. Kobza also in attendance, had a conference call with representatives of several of Tim Hortons advisors to provide more information about the exchangeable units of the partnership that were intended to be provided as consideration to the holders of Burger King Worldwide common stock in the transaction. During the discussion, in response to questions raised by Tim Hortons, the representatives of Burger King Worldwide provided additional detail about the terms of the units. In particular, the Burger King Worldwide representatives confirmed that the units would not carry independent governance rights and that all governance of the combined company would be on a fully-diluted basis by virtue of pro rata voting interests in Holdings. Representatives of Tim Hortons advisors also asked questions about the listing of shares of the combined company on The Toronto Stock Exchange and other tax, corporate and governance matters, including limitations on the disposition of the shares of 3G Capital on a basis not also available to minority shareholders.

On August 5, 2014, the Tim Hortons board of directors met to review the discussions regarding the proposed transactions and to receive an update on the management meetings and the meetings with respect to structure. Citi and RBC Capital Markets reviewed with the Tim Hortons board of directors financial aspects of the proposed transaction, and members of Tim Hortons management, together with a representative of each of Wachtell and Osler, provided an overview of the proposed structure of the transaction. Representatives of Osler and Wachtell reviewed with the board the regulatory approvals that would be required in connection with any transaction and an assessment of the ability to obtain those approvals. The Tim Hortons board of directors again discussed the importance of any transaction addressing stakeholder interests important to the continued success of Tim Hortons, including the Tim Hortons franchisees and employees. The board of directors also discussed the Tim Hortons strategic plan in depth, including modifications and their potential to create additional long-term value for Tim Hortons shareholders, as well as an updated strategic assessment of Burger King Worldwide and the potential synergies that might be achieved in a transaction between the two companies. In connection with these discussions, Ms. Devine provided an overview of the strength and prospects of the Burger King Worldwide international business and how it might contribute to the international development of Tim Hortons in connection with the transaction. The Tim Hortons board of directors instructed management to continue the dialogue with Burger King Worldwide, with the understanding that Tim Hortons would not be prepared to consider a transaction unless Burger King Worldwide increased the price substantially from its June 27 proposal letter.

On the morning of August 6, 2014, Tim Hortons announced its earnings for the second quarter of 2014. The earnings release reported significant early progress and positive results from its strategic plan and, given its strong sales progression and momentum going into the second half of the year, Tim Hortons stated that it expected its earnings per share and U.S. same-store sales growth for fiscal 2014 to be at the high end, or slightly above, its previously announced targeted range. In the three trading days that followed, the trading price per Tim Hortons common share as reported on the Toronto Stock Exchange increased by almost 14%, from a closing price of C$60.08 per share on August 5, 2014 to a closing price of C$68.40 per share on August 8, 2014.

Later on August 6, 2014, Mr. Caira contacted Mr. Behring and informed him that the Tim Hortons board of directors had met and was prepared to provide feedback on the terms of Burger King Worldwide’s proposal. He said that representatives of Citi would provide this feedback to representatives of Lazard. He noted that part of the feedback to be provided was that Burger King Worldwide would have to improve the price and terms of its proposal and clarify or provide additional detail about the commitments it was prepared to make in respect of other stakeholders, including those it was prepared to make to demonstrate its commitment to the franchisees, employees, guests, communities and Canada, as previously had been discussed in more general terms in its proposal. They agreed to meet in New York City early the following week to discuss these matters. Mr. Caira said that the Tim Hortons board of directors would be meeting on August 15, 2014 and requested a revised proposal from Burger King Worldwide reflecting its response to this feedback by August 14, 2014.

On August 7, 2014, a representative from Citi called a representative of Lazard to provide feedback on the evaluation of the transaction by the Tim Hortons board of directors as indicated by Mr. Caira to Mr. Behring on August 6. The Citi representative indicated that the price of Burger King Worldwide’s proposal would have to be substantially higher than the price in the June 27 proposal letter. In addition, the Citi representative said that Tim Hortons board of directors wanted Burger King Worldwide to clarify or provide additional detail about the commitments it was prepared to make to demonstrate its commitment to Tim Hortons brand, customers and franchisees and, ultimately, Canada, and explain in more detail Burger King Worldwide’s plan on obtaining regulatory approvals for the transaction. The representative from Citi told the representative from Lazard that the Tim Hortons board of directors also had asked for more detail on the strength and prospects of Burger King Worldwide’s international business to assist in its evaluation of the transaction and wanted to limit any closing conditions that would prevent the transaction from proceeding that were not within the control of Tim Hortons. The Citi representative noted that Mr. Caira would be prepared to discuss these specific matters at the upcoming meeting in New York City.

On August 11, 2014, Messrs. Behring and Schwartz met with Mr. Caira and Ms. Devine in New York City. Mr. Caira and Ms. Devine presented information on the Tim Hortons business, strategy and valuation drivers. Mr. Caira and Ms. Devine also explained the commitments that the Tim Hortons board of directors wanted Burger King Worldwide to support, by way of undertakings in connection with Burger King Worldwide’s application under the Investment Canada Act, Tim Hortons core principles. In particular, they stated that the Tim Hortons board of directors wanted Burger King Worldwide to agree, among other things, that Holdings would be incorporated in Canada, shares of Holdings common stock would be listed on the Toronto Stock Exchange, the Holdings board of directors would have three directors designated by Tim Hortons, a meaningful number of executives of Holdings who were Canadian-based, the Tim Hortons brand would be separately managed and headquartered in Canada, Tim Hortons store branding would be independent, Holdings would agree to not increase Tim Hortons rent and royalty structure with its franchisees for a period of five years and indicate that it had no plans to do so thereafter, and Holdings would agree to maintain Tim Hortons commitments to charitable organizations. Messrs. Behring and Schwartz agreed to consider these matters further, but they acknowledged that Burger King Worldwide expected to be able to approve most of these requests and, in fact, recognized the importance of and was fully supportive of the Tim Hortons core principles. Also at the meeting, at the request of Mr. Caira, Messrs. Behring and Schwartz presented information on Burger King Worldwide’s strategy for international expansion of its brand and plans for international expansion of the Tim Hortons brand. Mr. Caira reiterated the prior message that the Tim Hortons board of directors expected that the price of Burger King Worldwide’s proposal would have to be substantially higher than the price in the June 27 proposal letter. They also discussed plans for management of Holdings.

On August 12, 2014, representatives of Kirkland and representatives of Wachtell discussed the closing conditions to the transaction that had been initially proposed by Burger King Worldwide and alternatives that might be mutually agreeable.

On August 13 and 14, 2014, representatives of Burger King Worldwide and its advisors sought additional guidance from Tim Hortons about whether there was a price per share at which the Tim Hortons board of directors would be willing to fully engage in discussions. In particular, a representative of Lazard contacted a representative of Citi and indicated that Burger King Worldwide would only be prepared to improve the price and terms of its proposal if it believed there was a reasonable probability that the price and terms would be acceptable to the Tim Hortons board of directors and that as a result Burger King Worldwide wanted additional guidance. The representatives of Citi did not specifically identify a price that would be acceptable to the Tim

Hortons board of directors but reiterated that the improvement to the price would have to be significant. Separately, Mr. Caira advised Mr. Behring that the increased price per Tim Hortons common share following the second quarter earnings announcement should serve as a baseline upon which a premium for a transaction should be determined and reflected in any revised proposal.

Also, on August 13 and 14, 2014, continuing prior discussions and following consultation with senior management of Burger King Worldwide, Mr. Behring consulted with the Burger King Worldwide directors about changes to the terms of Burger King Worldwide’s proposal and sought guidance on whether the directors would be prepared to authorize an increase to the proposed price and overall improvement in the terms of the proposal and, if so, to what price and terms.

On August 14, 2014, Mr. Behring contacted Mr. Caira and informed him that Burger King Worldwide expected to submit a revised proposal on the following day.

On August 15, 2014, Burger King Worldwide delivered a letter to Mr. Caira which contained a revised non-binding proposal by Burger King Worldwide to acquire all of the outstanding Tim Hortons common shares for C$88.50 per share, payable in cash and stock of the combined company. The letter confirmed that Burger King Worldwide had obtained full commitments for the entire debt financing necessary to complete the transaction and that Berkshire would provide equity financing for the transaction in the form of a preferred stock investment in the combined parent company. The letter also detailed the commitments that Burger King Worldwide was prepared to make in response to the items discussed at the meeting on August 11 and sought to limit any closing conditions in response to feedback provided by Wachtell. The letter noted that Burger King Worldwide expected to complete mutual due diligence and sign definitive agreements within two weeks and that the proposal was the “best and final” offer that Burger King Worldwide was prepared to make to complete the transaction.

During the afternoon of August 15, 2014, the Tim Hortons board of directors met in person to discuss the terms of the revised August 15 proposal, with representatives of Osler, Wachtell, Citi and RBC Capital Markets participating. Tim Hortons financial advisors reviewed with the Tim Hortons board of directors financial aspects of the revised proposal. RBC Capital Markets and Citi also stated their belief, based on discussions then to date with representatives of Burger King Worldwide, that Burger King Worldwide was unlikely to increase the proposed consideration offered in the transaction above C$88.50 as Burger King Worldwide already had increased the transaction consideration three times previously, noting in particular that the August 15 proposal was presented as Burger King Worldwide’s “best and final” offer. The Tim Hortons board of directors placed substantial weight on the commitments made by Burger King Worldwide in the August 15 proposal with respect to the Tim Hortons brand, franchisees, employees, guests, the communities in which Tim Hortons operates and the undertakings that Burger King Worldwide was willing to make with respect to Canada in connection with seeking approval under the Investment Canada Act. At the request of the board and based on an in-depth review she had undertaken with representatives of Burger King Worldwide, Ms. Devine made a presentation about the overall strength, prospects and scalability of Burger King Worldwide’s international business, including how Tim Hortons could leverage that platform to accelerate its growth in connection with a potential transaction. Ms. Sutton and representatives of Osler and Wachtell again reviewed with the Tim Hortons board of directors its fiduciary responsibilities in evaluating a potential transaction. After further discussion of the content of the August 15 letter and the increased value offered to Tim Hortons, its shareholders and its other stakeholders, the Tim Hortons board of directors authorized Tim Hortons management to engage fully in mutual due diligence and to negotiate a definitive agreement with Burger King Worldwide on the basis of the August 15 proposal, while still achieving the greatest possible transaction closing certainty and addressing the other points of emphasis of the board discussed at the meeting.

During the August 15, 2014 meeting and throughout the process of considering the various proposals from Burger King Worldwide, the Tim Hortons board of directors reviewed with Tim Hortons management and advisors the identity and potential strategic interest and financial capacity of several industry and financial parties in pursuing a transaction with Tim Hortons. The board determined that it was premature to contact any of those parties and, in particular, determined after receipt of the August 15 proposal that it was unlikely that any of those parties would be able to consummate a transaction on terms that were superior to the August 15 proposal, and in any event that any agreement reached with Burger King Worldwide would not preclude any party from making a subsequent offer.

On the morning of August 16, 2014, Mr. Caira contacted Mr. Behring and informed him that the Tim Hortons board of directors had concluded its evaluation of the August 15 proposal and had authorized Tim Hortons to proceed with further discussions, undertake mutual diligence and negotiate definitive agreements on the basis of the proposal, as revised as stated above.

On the evening of August 16, 2014, Kirkland and Davies circulated an initial draft of the arrangement agreement to Wachtell, which draft was consistent with the terms set forth in the August 15 proposal and the terms discussed at the meeting on July 23, and which draft formed the basis for subsequent negotiations. In particular, the draft arrangement agreement followed the leveraged buyout structure for a financed transaction, with a reverse termination fee payable by Burger King Worldwide in the event of a financing failure equal to 5.5% of the Tim Hortons equity value of the transaction, which amount would only be payable after a nine-month grace period during which Burger King Worldwide could remedy the financing failure. The draft arrangement agreement also included a right of the Tim Hortons board of directors to change its recommendation to shareholders solely in connection with a superior proposal and a termination fee payable by Tim Hortons equal to 4.0% of the Tim Hortons equity value of the transaction. The draft arrangement agreement also required each of the parties to use its reasonable best efforts to obtain antitrust and regulatory approvals and consummate the transaction, subject to certain limitations (including that Burger King Worldwide would not be required to agree to any divestitures or limitations on the operation of the businesses). Finally, in response to feedback provided by Tim Hortons to address the conditionality of the transaction, the draft arrangement agreement contemplated that 3G would provide its written consent to the adoption of the agreement. Over the course of the next several days, Kirkland and Davies circulated initial drafts of the ancillary agreements and attachments to the arrangement agreement to Wachtell and Osler, including the plan of arrangement, form of partnership agreement for Partnership, the form of articles and by-laws for Holdings and the form of voting trust agreement.

On August 17, 2014, the parties discussed a work-plan of due diligence, management meetings, timing for an announcement of signing a definitive transaction agreement and coordinating further work on a communications plan. The parties agreed to target management presentations on August 19, 2014 and signing the definitive transaction agreement shortly after Labor Day.

Later in the day on August 17, 2014, Tim Hortons and its advisors were granted access to an online data site to which Burger King Worldwide and its representatives had uploaded certain public and non-public information of Burger King Worldwide. Thereafter and through the execution of the arrangement agreement, Burger King Worldwide and its representatives continued to upload due diligence materials and make information available in response to due diligence requests of Tim Hortons and its advisors.

On August 18, 2014, several members of Burger King Worldwide’s management team, including Messrs. Schwartz and Kobza and Jill Granat, Senior Vice President and General Counsel of Burger King Worldwide, and several of its advisors held a teleconference with several members of the Tim Hortons management team, including Ms. Devine and Ms. Sutton, and several of its advisors to coordinate work plans of due diligence, meetings and negotiations. On the call, the parties agreed to work to have due diligence and definitive documentation and a communications plan completed shortly following the Labor Day weekend.

Later that day, representatives of Wachtell and Osler contacted representatives of Kirkland and Davies and informed them that Tim Hortons expected Burger King Worldwide would agree not to have a right to limit its liability under the arrangement agreement in the event of a financing failure, which would therefore not include a termination right or a reverse termination fee in the event of a financing failure. The Wachtell and Osler representatives also indicated that the arrangement agreement should require Burger King Worldwide to take any actions necessary to receive all required antitrust and regulatory approvals. Following further discussions between Mr. Schwartz and Ms. Devine and Mr. Behring and Mr. Caira, the parties agreed that they would continue to discuss these matters.

On August 19, 2014, management presentations were held at the New York City offices of Lazard, at which members of the management team of Tim Hortons, including Ms. Devine and Ms. Sutton, gave representatives of Burger King Worldwide and its debt financing sources and advisors an overview of the Tim Hortons business and members of the management team of Burger King Worldwide, including Messrs. Behring, Schwartz and Kobza and Ms. Granat, gave representatives of Tim Hortons and its advisors an overview of the Burger King Worldwide business. Later that day, members of the management teams of each of Burger King Worldwide and Tim Hortons reconvened to discuss the topics that had been raised in the prior day’s discussion between legal counsel and the work plan for the proposed transaction. After August 19, 2014 and through the execution of the arrangement agreement, breakout due diligence sessions between the respective management teams and advisors of Burger King Worldwide and Tim Hortons continued.

On August 20, 2014, representatives of Kirkland and Davies contacted representatives of Wachtell and Osler to provide feedback on the items discussed on their call on August 18, 2014. They informed them that Burger King Worldwide was prepared to discuss and be constructive about both items that had been raised but that Burger King Worldwide would not be willing to agree to the proposal for either request made by Tim Hortons. In particular, Burger King Worldwide was prepared to provide in the arrangement agreement that it would confirm its obligation to take specific actions to obtain antitrust and regulatory approvals and take further actions for those purposes, but that the obligations would not be unlimited. In response to this call, the representatives of Wachtell and Osler said that Tim Hortons was prepared to accept that approach if Burger King Worldwide would agree to pay Tim Hortons a reverse termination fee if the transaction was not completed as a result of the failure to obtain any required antitrust or regulatory approval. A representative of Osler later that day communicated to representatives of Burger King Worldwide that Tim Hortons proposed that the reverse termination fee be C$1.0 billion.

Also on August 20, 2014, Burger King Worldwide and its advisors were granted access to an online data site to which Tim Hortons and its representatives had uploaded certain public and non-public information of Tim Hortons. Thereafter through the execution of the arrangement agreement, Tim Hortons and its representatives continued to upload due diligence materials and make information available in response to due diligence requests from Burger King Worldwide and its advisors.

On August 22, 2014, Messrs. Behring and Schwartz met in Boston, Massachusetts with Mr. Caira and Scott Bonikowsky, Senior Vice President, Corporate, Public & Government Affairs of Tim Hortons. They discussed the companies’ plans to obtain antitrust and regulatory approvals for the transaction and the nature of communications to the companies’ respective stakeholders. They also discussed the timeline for completion of due diligence, the negotiation of definitive transaction agreements, and final evaluation of the transaction by the respective boards of directors of the companies. They agreed to target signing the definitive transaction agreement on August 27, 2014.

Also on August 22, 2014, Wachtell and Osler circulated a revised draft of the arrangement agreement to Kirkland and Davies. The revised draft agreement included the requirements for obtaining antitrust and regulatory approvals proposed by Wachtell and Osler on the conference call on August 20, 2014, including a reverse termination fee and specific commitments to be made by Burger King Worldwide. The revised draft of the arrangement agreement also enhanced transaction certainty to Tim Hortons by removing Burger King Worldwide’s ability to terminate the agreement upon payment of a reverse termination fee in the event of a failure by Burger King Worldwide to obtain required financing. The draft arrangement agreement also included a right of the Tim Hortons board of directors to change its recommendation to shareholders in connection with a superior proposal or any other matter deemed relevant to the board of directors and a termination fee payable by

Tim Hortons equal to 2.0% of the Tim Hortons equity value of the transaction, which fee would only be payable in certain circumstances. The draft agreement also included a provision allowing holders of Tim Hortons common shares to make elections about the form of consideration they would receive (subject to aggregate pro rata adjustments) and a provision requiring that 3G be subject to limitations on the disposition of its shares on a basis not also required of minority shareholders beyond those provided under law.

Over the next three days, the management teams of Burger King Worldwide and Tim Hortons and representatives of Kirkland, Davies, Wachtell and Osler continued negotiating the open points in the transaction documents, including the limits on and nature of actions that Burger King Worldwide would agree to take or accept in order to obtain antitrust and Investment Canada Act approvals and refinement of the expression of Tim Hortons core principles to be included in the arrangement agreement, the termination fees that may become payable, the ability of the Tim Hortons board of directors to change its recommendation for certain intervening events and Burger King Worldwide’s rights to a grace period in the event of a financing failure and ability to cure such financing failure. In particular, on August 23, 2014, the companies and their respective advisors had a series of teleconferences during which they finalized these terms as reflected in the final arrangement agreement. In connection with these discussions several subsequent drafts of the transaction agreements were exchanged.

On August 24, 2014, reporters from The Wall Street Journal contacted representatives of Burger King Worldwide and Tim Hortons and informed them that they intended to report in an article later that evening of the advanced discussions between the companies about the potential transaction between Burger King Worldwide and Tim Hortons. The article was posted later that evening.

In response to the call from the reporters from The Wall Street Journal, Mr. Behring contacted Mr. Caira to discuss the upcoming article and the appropriate response of each company. Following a series of discussions, they agreed that the companies should jointly issue a press release about the discussions to address the market rumors that would result from the article and seek to finalize the definitive agreements and convene meetings of the boards of directors to evaluate and, if thought appropriate, approve the transaction as soon as possible, likely on August 25, 2014.

Later that evening, Burger King Worldwide and Tim Hortons issued a joint press release confirming their discussions related to the transaction and explaining its strategic rationale.

On August 25, 2014, the Burger King Worldwide board of directors held a telephonic meeting during which it discussed the potential transaction. During the meeting, Mr. Behring reported to the board of directors about recent events, including the final negotiations of the terms of the transaction and the press reports, and informed the board of directors that negotiations with Tim Hortons regarding the transaction agreements had substantially concluded. Mr. Schwartz reviewed with the board of directors the terms of the transaction and related financing. Representatives of Kirkland reviewed with the board of directors the fiduciary duties applicable to the board’s evaluation of the transaction and a summary of the terms of the transaction, including the written consent to approve the transaction to be delivered by 3G, the structure of the combined company after the closing and the exchangeable units of the partnership to be issued as consideration to the holders of Burger King Worldwide common stock. Prior to the meeting, the directors had received copies of the draft arrangement agreement and other transaction documentation and a summary of their terms. The board of directors then reviewed information received from Lazard regarding the financial terms of the transaction, and Lazard delivered to the Burger King Worldwide board of directors its oral opinion, subsequently confirmed in writing, that, as of such date and subject to the various limitations and assumptions set forth in its opinion, the consideration to be received by the holders of Burger King Worldwide common stock (other than its affiliates) was fair, from a financial point of view, to such holders (see the section titled “—Opinion of Burger King Worldwide’s Financial Advisor” below). Following these presentations and the opportunity for further discussion among the board of directors about the transaction, the Burger King Worldwide board of directors unanimously approved the arrangement agreement, substantially in the form presented to the board of directors, the merger and the other transactions contemplated by the arrangement agreement (see the section titled “Burger King Worldwide’s Reasons for the Merger” below).

Also on August 25, 2014, the Tim Hortons board of directors held a telephonic meeting during which the board discussed the potential transaction, with the participation of representatives of Osler, Wachtell, Citi and RBC Capital Markets. Mr. Caira reported to the board of directors about management’s progress in negotiating the terms of the transaction and informed the Tim Hortons board of directors that the transaction agreements were nearing substantially final form. Ms. Devine, Ms. Sutton and representatives of Osler and Wachtell reviewed with the board of directors the final material terms of the arrangement agreement, including the high degree of transaction certainty resulting from those terms as well as certain employee benefits matters and other significant terms. The directors also considered that Tim Hortons would be entitled to name three directors to the board of directors of Holdings and determined that one of its three appointees to the Holdings board would be Marc Caira, further acknowledging that Mr. Behring had extended to Mr. Caira an invitation to serve as Vice Chairman of the Holdings board of directors. The directors considered the nature and magnitude of the additional commitments required of Burger King Worldwide to secure Investment Canada Act and U.S. and Canadian antitrust approvals and the C$500 million reverse termination fee. The board of directors again reviewed how the core principles would serve to enhance the continued success of Tim Hortons and be responsive to the interests of stakeholders, including franchisees, employees, communities guests, creditors and Canada. A representative of Wachtell reviewed the financial arrangements relating to the transaction. A representative of Osler summarized for the Tim Hortons board of directors its fiduciary obligations in the context of the potential transaction, and in particular advised the Tim Hortons board of directors that it had conducted an in-depth and careful review of the process and had appropriate regard for the matters relevant to the discharge of its fiduciary duties. Ms. Sutton and Ms. Devine confirmed that no matters had been disclosed in due diligence for either party that would prevent the transaction from proceeding. The directors had received copies of the draft arrangement agreement and a summary of its terms in advance of the meeting. Citi and RBC Capital Markets delivered to the Tim Hortons board of directors separate oral opinions, confirmed by delivery of separate written opinions dated August 25, 2014, in the case of RBC Capital Markets, and dated August 26, 2014, in the case of Citi, to the effect that, as of such date and based on and subject to the procedures followed, assumptions made, factors considered and qualifications in the review undertaken, the consideration under the arrangement was fair, from a financial point of view, to holders of Tim Hortons common shares (see the section titled “—Opinions of Tim Hortons Financial Advisors” below). Following further discussion among the board of directors, the Tim Hortons board of directors unanimously determined that the arrangement was in the best interests of Tim Hortons and authorized Tim Hortons management to finalize and execute the arrangement agreement, substantially in the form presented to the board of directors (see the section titled “—Recommendation of Tim Hortons Board of Directors; Tim Hortons Reasons for the Agreement” below).

Following the approval of the transaction by the Burger King Worldwide board of directors and the Tim Hortons board of directors, the parties and their respective advisors finalized the arrangement agreement and the other transaction documentation and the arrangement agreement was executed by the parties early the following morning. Later that day, 3G and Tim Hortons executed and delivered the voting agreement.

Before the opening of trading on the NYSE and the TSX on August 26, 2014, Burger King Worldwide and Tim Hortons issued a joint press release announcing entry into the transaction prior to the opening of trading and held a teleconference with investors to describe the transaction.

Recommendation of Tim Hortons Board of Directors; Tim Hortons Reasons for the Arrangement

At a meeting held on August 25, 2014, the Tim Hortons board of directors unanimously determined that the arrangement was in the best interests of Tim Hortons. Accordingly, the Tim Hortons board of directors recommends that Tim Hortons shareholders vote “FOR” the arrangement resolution at the Tim Hortons special meeting.

In evaluating the arrangement, the Tim Hortons board of directors consulted with Tim Hortons senior management and with legal, financial and other advisors, reviewed a significant amount of information and considered a number of factors, conducted a comprehensive evaluation through a thorough process and concluded in its business judgment that the arrangement is expected to maintain the strong position of Tim

Hortons in the QSR industry, while enhancing its future strategic opportunities beyond what Tim Hortons could achieve on a stand-alone basis. Considering the interests of all affected stakeholders, including Tim Hortons shareholders, franchisees, employees, guests, communities and Canada, the Tim Hortons board of directors determined that the arrangement is in the best interests of Tim Hortons for reasons including:

•	the receipt of a substantial premium by Tim Hortons shareholders;

•	continued share ownership in Holdings offered by the arrangement, resulting in a number of benefits to Tim Hortons shareholders, including the opportunity to participate in any future increase in the value of Holdings;

•	the support of Burger King Worldwide for core principles (the “core principles”) of Tim Hortons with respect to the continued success of the company’s respective brands and the significance of the core principles to Tim Hortons stakeholders and Canada, including:

•	Tim Hortons continuing to manage its own operations;

•	maintaining plans to increase the number of Tim Hortons franchisees in Canada;

•	not increasing, for five years following the closing of the arrangement, the franchisee rent and royalty structure for Canadian franchisees on either renewals or new agreements outside of Tim Hortons current practices and policies and committing that there are no current plans to do so after conclusion of such five year period;

•	maintaining Tim Hortons financial contribution policy, in accordance with Tim Hortons current practice and strategic plan, in support of its franchisees’ renovation plans;

•	maintaining the current level of staffing commitment provided to Tim Hortons franchisee-facing operational organization;

•	requiring Holdings as part of the functions it undertakes to be a significant supplier of shared services (including functions that support human resources, finance, business services, procurement, global development, legal and information technology) to its subsidiaries globally;

•	ensuring Holdings has a meaningful number of positions held by Canadian-based executives;

•	maintaining current funding and other support to Tim Hortons Children’s Foundation, the Coffee Partnership and other charitable and community organizations across Canada;

•	appointing three of the current Canadian resident directors of Tim Hortons to the Holdings board of directors;

•	establishing and maintaining the headquarters of each of Holdings, Partnership and Tim Hortons in Canada;

•	maintaining Holdings and Tim Hortons as corporations incorporated under the laws of Canada or a province thereof; and

•	establishing and maintaining a TSX listing for each of Holdings and Partnership;

•	the impact of the arrangement on stakeholders of Tim Hortons, including Tim Hortons shareholders, Tim Hortons franchisees, employees of Tim Hortons and its franchisees, the communities in which Tim Hortons operates, together with the creditors, charitable partners and guests of Tim Hortons;

•	preserving the rich heritages of both the Tim Hortons and Burger King Worldwide brands, as the brands will be independently managed but will share best practices;

•	the creation of the third largest global QSR holding company, with over 18,000 restaurants in approximately 100 countries, while maintaining the integrity and capitalizing on the strengths of the two distinct industry-leading brands;

•	the combined company is expected to accelerate Tim Hortons international growth by leveraging Burger King Worldwide’s master franchise joint venture model and the experience of a global development team dedicated to growing the Tim Hortons brand around the world;

•	the combined company is expected to enhance global shared services to improve efficiencies across the Tim Hortons and Burger King Worldwide organizations and to leverage greater global scale to achieve savings and drive system-wide synergies; and

•	the ability of Tim Hortons shareholders to elect the form of consideration, as Tim Hortons shareholders will have the option to receive cash and/or Holdings common shares, at their election, in each case subject to proration as set out in the arrangement agreement.

These conclusions are based in part on the following factors considered by the Tim Hortons board of directors:

•	the significant premium to be received by Tim Hortons shareholders:

•	a 39% premium based on the implied value of the arrangement mixed consideration calculated using the 30-day volume-weighted average trading price of the closing TSX share price of Tim Hortons and the closing NYSE stock price of Burger King Worldwide through August 22, 2014, the last trading day before the public announcement of the negotiations between Burger King Worldwide and Tim Hortons; and

•	a premium of 30% based on the closing TSX share price of Tim Hortons and the closing NYSE stock price of Burger King Worldwide on such date;

•	its due diligence review and investigations of the business, operations, financial condition, products, strategy and future prospects of Burger King Worldwide;

•	that the arrangement agreement was negotiated and executed following a robust and lengthy process during the course of which the Tim Hortons board of directors reviewed with Tim Hortons management and advisors the identity and potential strategic interest and financial capacity of several industry and financial parties in pursuing a potential transaction with Tim Hortons and determined that it was unlikely any of those parties would be able to consummate a transaction on terms that were superior to the proposed transaction with Burger King Worldwide;

•	Burger King Worldwide’s commitment in the arrangement agreement to make undertakings with respect to the core principles in connection with obtaining approval under the Investment Canada Act, such that the core principles will be enforceable by the government of Canada during the term of the undertakings, and, subject to the limitations contained in the arrangement agreement, Burger King Worldwide’s agreement to make enhanced and/or additional commitments in addition to those contemplated by the arrangement agreement if and as required to secure approval under the Investment Canada Act;

•	the opinion of Citigroup Global Markets Inc., which we refer to as “Citigroup Global Markets”, to the Tim Hortons board of directors as to the fairness, from a financial point of view, to Tim Hortons shareholders of the arrangement consideration. The full text of Citigroup Global Markets’ opinion is attached hereto as Annex G. For further discussion of Citigroup Global Markets’ opinion, see “The Transactions—Opinions of Tim Hortons Financial Advisors—Opinion of Citigroup Global Markets Inc.” below;

•

the opinion of RBC Capital Markets to the Tim Hortons board of directors as to the fairness, from a financial point of view and as of the date of such opinion, of the consideration under the arrangement to holders of Tim Hortons common shares, which opinion was based on and subject to the procedures followed, assumptions made, factors considered and limitations and qualifications on the review undertaken as more fully described in the section entitled “The Transactions—Opinions of Tim Hortons Financial Advisors—RBC Capital Markets” below;

•	as a part of the combined business’s commitment to Canada, Burger King Worldwide has agreed to maintain, for 12 months following the closing of the arrangement, compensation, benefits and severance entitlements for current employees of Tim Hortons who remain employees following the closing of the arrangement that are no less favorable than those provided immediately prior to the closing of the arrangement;

•	the terms of the arrangement agreement and the resulting prospects that the arrangement will be completed on a timely basis, including the following:

•	the fact that the closing of the arrangement is not subject to a financing condition and that the arrangement agreement imposes certain obligations on Burger King Worldwide in connection with obtaining alternative financing if and as required;

•	that Burger King Worldwide must pay a termination fee of C$500 million if the arrangement agreement is terminated under certain circumstances specified in the arrangement agreement, including failure to obtain approval under the Investment Canada Act in the event that all other conditions to closing the arrangement have been satisfied;

•	that the arrangement agreement allows the Tim Hortons board of directors to, at any time prior to obtaining the approval of Tim Hortons shareholders, respond to an unsolicited bona fide acquisition proposal that the Tim Hortons board of directors determines in good faith constitutes or would reasonably be expected to lead to a superior proposal and that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, subject to the limitations contained in the arrangement agreement on Tim Hortons ability to solicit, participate in any discussions or negotiations with respect to, provide any information to any third party regarding or entering into any agreement providing for the acquisition of Tim Hortons;

•	that the arrangement agreement provides that Tim Hortons has the right to pursue claims for damages on behalf of Tim Hortons shareholders (including damages based on the loss of the economic benefits of the arrangement, including the loss of premium offered to such shareholders) in the event of certain breaches of the arrangement agreement by Burger King Worldwide that gives rise to any such claim;

•	the fact that closing of the arrangement is subject to approval by not less than 66 2⁄3% of Tim Hortons shareholders and to receipt of the order of the Ontario court approving the arrangement (“final order”), which will consider, among other things, the fairness of the arrangement to Tim Hortons shareholders; and

•	the availability of dissent rights to the registered Tim Hortons shareholders with respect to the arrangement;

•	the anticipated market capitalization, liquidity and capital structure of Holdings as well as the financial statements of Burger King Worldwide; and

•	anticipated tax benefits to the combined company following the transactions.

In the course of its deliberations, the Tim Hortons board of directors also considered a variety of risks and other potentially negative factors, including the following:

•	the exchange ratio is fixed and will not be adjusted to reflect any fluctuations in the price of the Burger King Worldwide common stock or Tim Hortons common shares prior to the effective time of the arrangement;

•	the risk that the interests of 3G Capital, which will control approximately 48% of the voting power of Holdings following the closing of the transactions, may not always be aligned with the interests of Tim Hortons shareholders and the other Burger King Worldwide stockholders and that it may exercise its voting rights in a manner that may be adverse to the interests of such shareholders;

•	the challenges posed by the common ownership of two business enterprises of the size and scope of Burger King Worldwide and Tim Hortons, including the possibility that the anticipated benefits sought to be obtained from the arrangement might not be achieved in the time frame contemplated or at all or the other numerous risks and uncertainties which could adversely affect Burger King Worldwide’s or Tim Hortons operating results;

•	the risk that Holdings’ substantial leverage and debt service obligations after giving effect to the transactions could adversely affect Holdings’ business, including by increasing Holdings’ vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

•	the risk arising from provisions in the arrangement agreement relating to the potential payment of a C$345 million termination fee by Tim Hortons under certain circumstances specified in the arrangement agreement;

•	the risk arising from provisions in the arrangement agreement relating to the potential payment of a C$40 million reimbursement fee by Tim Hortons if Tim Hortons shareholders fail to approve the arrangement resolution;

•	the adverse impact that business uncertainty pending the effective time of the arrangement could have on Burger King Worldwide’s and Tim Hortons ability to attract, retain and motivate key personnel until the effective time of the arrangement;

•	the risk that the arrangement may not be consummated despite the parties’ efforts or that consummation may be unduly delayed, including due to a failure to obtain required regulatory approvals or as a result of the occurrence of a material adverse effect on Burger King Worldwide or Tim Hortons, and the potential resulting disruptions to Burger King’s and Tim Hortons respective businesses and relationships;

•	the fact that certain executive officers and directors of Tim Hortons have certain interests in the arrangement that may be different from, or in addition to, the interest of Tim Hortons shareholders generally;

•	the fact that, as a result of the transactions, Tim Hortons expects to recognize, in total, transaction-related costs of approximately C$80.0 to C$90.0 million, a significant portion of which will be incurred regardless of whether the arrangement is consummated (and approximately C$27.3 million of which have been recognized as of the date of this document);

•	the risk that changes in law or regulation could adversely impact the expected benefits of the arrangement to Tim Hortons and its shareholders and other stakeholders; and

•	the risks of the type and nature described under the heading “Risk Factors”.

The foregoing discussion of the information and factors considered by the Tim Hortons board of directors includes the material information and factors (both potentially positive and negative) considered by the Tim Hortons board of directors, but is not, and is not intended to be, exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the arrangement, and the complexity of these matters, the Tim Hortons board of directors did not find it practical or useful, and did not attempt, to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to make its recommendation to Tim Hortons shareholders. Rather, the Tim Hortons board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Tim Hortons board of directors may have given differing weights to different factors.

The foregoing discussion of the reasons for the arrangement and the information and factors considered by the Tim Hortons board of directors contains forward-looking information and statements, all of which are subject to various risks and assumptions. This information should be read in light of the risk factors and assumptions described under the section entitled “Cautionary Note Regarding Forward-Looking Statements”.

Burger King Worldwide’s Reasons for the Merger

The Burger King Worldwide board of directors has determined that the arrangement and the merger are fair to and in the best interests of Burger King Worldwide stockholders. In reaching its decision to approve the arrangement agreement and the transactions contemplated by the arrangement agreement, including the arrangement and the merger, the Burger King Worldwide board of directors reviewed a significant amount of information, consulted with Burger King Worldwide’s senior management, financial and legal advisors and considered a number of factors, including the following material factors.

•	The Burger King Worldwide board of directors considered a number of factors related to the strategic rationale for the merger, including the following:

•	The combined company, through its ownership company of Tim Hortons and Burger King Worldwide, is expected to be the third largest global QSR company, with over $23 billion in expected system-wide sales and over 18,000 restaurants in approximately 100 countries.

•	The combined company is expected to maintain two separate highly-profitable businesses with iconic brands, each of which is anticipated to be fast-growing and have significant potential for further global growth and a strong cash flow generation profile.

•	The common ownership of Tim Hortons and Burger King Worldwide would allow the combined company to have the potential to unlock significant synergies by leveraging Burger King Worldwide’s greater global scale to accelerate Tim Hortons international growth and by allowing each standalone brand to share best practices, access enhanced global shared services to improve efficiency across both organizations, and leverage the greater global scale of the combined company to achieve savings and drive system-wide benefits.

•	The combined company is expected to be able to leverage Burger King Worldwide’s master franchise joint venture model to accelerate Tim Hortons international growth.

•	The combined company is expected to have attractive free cash flow generation and be able to steadily de-leverage, in large part due to both brands’ fully-franchised business models which generate recurring royalty and rental revenue.

•	The terms of the arrangement agreement, which the Burger King worldwide board of directors viewed as favorable to Burger King Worldwide, including the restrictions on Tim Hortons soliciting alternative acquisition proposals and the fact that Tim Hortons must pay a termination fee of C$345 million if the arrangement agreement is terminated under certain circumstances specified in the arrangement agreement and the fact that Tim Hortons must pay a C$40 million reimbursement fee if the Tim Hortons shareholders fail to approve the arrangement resolution.

•	The likelihood that the transactions will be completed on a timely basis and the limited number of conditions to Tim Hortons obligation to complete the transactions.

•	The anticipated market capitalization, liquidity and capital structure of Holdings as well as the financial statements of Tim Hortons.

•	The terms of the equity and debt financing obtained in connection with the transactions and the likelihood that the necessary financing will be obtained given the financing commitments obtained in connection with the transactions.

•	Anticipated tax benefits to the combined company following the transactions, primarily a slightly lower combined effective tax rate of approximately 26.5% relative to Burger King’s current tax rate of 27.4% in the most recent calendar year, which may become more meaningful as the combined company’s business continues to grow internationally.

•	Burger King Worldwide’s due diligence review and investigations of the business, operations, financial condition, strategy and future prospects of Tim Hortons.

•	The financial analyses reviewed and discussed with the Burger King Worldwide board of directors by representatives of Lazard, as well as the oral opinion of Lazard rendered to the Burger King Worldwide board of directors on August 25, 2014 (which was subsequently confirmed in writing by delivery of a written opinion of Lazard, dated August 25, 2014) to the effect that, as of the date of such opinion and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth therein, the consideration to be received by the Burger King Worldwide stockholders is fair, from a financial point of view, to such stockholders.

In the course of its deliberations regarding the transactions, the Burger King Worldwide board of directors also identified and considered the following potentially negative factors.

•	The fact that the exchange ratio is fixed and will not be adjusted to reflect any fluctuations in the price of Burger King Worldwide common stock or Tim Hortons common shares prior to the effective time of the arrangement.

•	The potential disruption to Burger King Worldwide’s business that could result from the announcement of the transactions, including the diversion of management and employee attention and the effect on business and customer relationships.

•	The risks arising from provisions in the arrangement agreement relating to the potential payment of a C$500 million fee by Burger King Worldwide under certain circumstances specified in the arrangement agreement.

•	The restrictions on the conduct of Burger King Worldwide’s business prior to the completion of the transactions, which could delay or prevent Burger King Worldwide from undertaking some business opportunities that may arise pending completion of the transactions.

•	The adverse impact that business uncertainty pending the effective time of the transactions could have on Burger King Worldwide’s ability to attract, retain and motivate key personnel until the effective time of the transactions.

•	The fact that Burger King Worldwide has incurred and will continue to incur significant transaction costs and expenses (in an amount of approximately $49.7 million to date) in connection with the transactions, regardless of whether the transactions are consummated.

•	The risk that the transactions may not be consummated despite the parties’ efforts or that consummation may be unduly delayed and the potential resulting disruptions to Burger King Worldwide’s businesses and relationships.

•	The risk that changes in law or regulation could adversely impact the expected benefits of the transaction to Burger King Worldwide and Tim Hortons. The risk of changes in U.S. tax laws, as taken into consideration by the board of directors, is addressed with specificity in “Risk Factors—U.S. Federal Income Tax Risks Related to the Holdings Common Shares and Partnership Exchangeable Units—Future changes to U.S. and non-U.S. tax laws could materially affect Holdings and/or Partnership, including their status as foreign entities for U.S. federal income tax purposes, and adversely affect their anticipated financial positions and results”.

•	The amount of indebtedness required to finance the merger and the related restrictions to which the combined company would be subject.

•	The risks of the type and nature described under “Risk Factors”.

The foregoing discussion of the factors considered by Burger King Worldwide’s board of directors is not intended to be exhaustive, but rather includes material factors considered by Burger King Worldwide’s board of directors. In reaching its decision to approve the arrangement agreement and the transactions contemplated thereby, the Burger King Worldwide board of directors did not quantify or assign any relative weights to the factors considered, but rather based its approval on the totality of the information presented to and considered by it. In addition, individual directors may have given different weight to different factors. The conclusions and recommendation of the Burger King Worldwide board of directors was made after considering the totality of the information and factors involved.

The foregoing discussion of the information and factors considered by the Burger King Worldwide board of directors contains forward looking information and statements, all of which are subject to various risks and assumptions. This information should be read in light of the factors described under the section entitled “Cautionary Note Regarding Forward-Looking Statements”.

Opinions of Tim Hortons Financial Advisors

Opinion of Citigroup Global Markets Inc.

In connection with the transactions, Tim Hortons retained Citi to render an opinion to the Tim Hortons board of directors with respect to the fairness, from a financial point of view, of the arrangement consideration proposed to be received by the holders of Tim Hortons common shares. On August 25, 2014, at a meeting of the Tim Hortons board of directors held to evaluate the transactions, Citi rendered to the Tim Hortons board of directors an oral opinion, confirmed in a written opinion, dated August 26, 2014, to the effect that, as of the date of the opinion and based on and subject to the matters described in its opinion, the consideration proposed to be received in the transactions by holders of Tim Hortons common shares was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated August 26, 2014, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex G and is incorporated into this joint proxy statement/circular by reference. The summary of Citi’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion. Citi’s opinion was provided for the information of the Tim Hortons board of directors (in its capacity as such) in its evaluation of the arrangement consideration from a financial point of view and Citi expressed no view as to, and its opinion did not address, any other aspects or implications of the transactions or the underlying business decision of Tim Hortons to effect the transactions, the relative merits of the transactions as compared to any alternative business strategies that might exist for Tim Hortons or the effect of any other transaction in which Tim Hortons might engage. Citi’s opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed transactions, including whether any shareholder should elect to receive either the arrangement mixed consideration, the arrangement cash consideration or the arrangement shares consideration. With respect to such elections, Citi expressed no opinions as to the related proration mechanisms, procedures and limitations in the arrangement agreement.

Citi’s written opinion speaks as of the date rendered and, as such, addressed only the fairness, from a financial point of view, of the arrangement consideration to be received in the transactions by holders of Tim Hortons common shares pursuant to the plan of arrangement.

In arriving at its opinion, Citi:

•	reviewed the arrangement agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of Tim Hortons and certain senior officers and other representatives and advisors of Burger King Worldwide concerning the businesses, operations and prospects of Tim Hortons and Burger King Worldwide;

•	examined certain publicly available business and financial information relating to Tim Hortons and Burger King Worldwide;

•	examined certain financial forecasts and other information and data relating to Tim Hortons and Burger King Worldwide which were provided to or discussed with Citi by Tim Hortons and Burger King Worldwide’s respective managements, including information relating to the potential strategic, operational, tax and financial benefits (including the amount, timing and achievability thereof) anticipated by the managements of Tim Hortons and Burger King Worldwide to result from the transactions;

•	reviewed the financial terms of the transactions as set forth in the arrangement agreement in relation to, among other things: current and historical market prices and trading volumes of Tim Hortons common shares and Burger King Worldwide’s common stock and Tim Hortons and Burger King Worldwide’s historical and projected earnings and other operating data, capitalization and financial condition;

•	considered, to the extent publicly available, the financial terms of other transactions that Citi judged relevant in evaluating the transactions;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Tim Hortons and Burger King Worldwide;

•	evaluated certain potential pro forma financial effects of the transactions; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi, and upon the assurances of the managements of Tim Hortons and Burger King Worldwide that they were not aware of any relevant information that was omitted or remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to Tim Hortons and Burger King Worldwide provided to or otherwise reviewed by or discussed with Citi, Citi was advised by the respective managements of Tim Hortons and Burger King Worldwide that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Tim Hortons and Burger King Worldwide as to Tim Hortons and Burger King Worldwide’s future financial performance of Tim Hortons and Burger King Worldwide.

Citi assumed, with Tim Hortons consent, that the transactions would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Tim Hortons, Burger King Worldwide or Holdings or the contemplated benefits of the transactions, other than as agreed in the arrangement agreement. Citi did not express any opinion as to what the value of the Holdings common shares would be when issued in the transactions or the price at which Holdings common shares would trade at any time. Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Tim Hortons or Burger King Worldwide, and Citi did not make any physical inspection of the properties or assets of Tim Hortons or Burger King Worldwide. Citi was not requested to, and it did not, solicit third-party indications of interest in the possible acquisition of all or a part of Tim Hortons. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Tim Hortons to effect the transactions, the relative merits of the transactions as compared to any alternative business strategies that might exist for Tim Hortons or the effect of any other transaction in which Tim Hortons might engage. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the transactions, or any class of such persons, relative to the arrangement consideration or the merger consideration. Citi’s opinion was necessarily based on information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to it as of the date of its opinion.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Tim Hortons and Burger King Worldwide. No company, business or transaction used in those analyses as a comparison is identical to Tim Hortons, Burger King Worldwide or the transactions, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning various factors that could affect the public trading, acquisition or other values of the companies, business segments or transactions analyzed, including market conditions, financial, operating and other characteristics of the companies or business segments involved, transaction type and size, and the strategic rationale for, and synergies expected to be realized from, a transaction. Accordingly, such analyses may not necessarily utilize all companies or transactions that could be deemed comparable to Tim Hortons, Burger King Worldwide or the transactions.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend the specific consideration payable in the transactions, the ability of Tim Hortons shareholders to elect the arrangement mixed consideration, the arrangement cash consideration or the arrangement shares consideration; or the related proration mechanisms, procedures and limitations in the arrangement agreement. The type and amount of consideration payable in the transactions and a Tim Hortons shareholder’s option regarding elections with respect to such consideration was determined through negotiations between Tim Hortons and Burger King Worldwide and the decision to enter into the arrangement agreement was solely that of the Tim Hortons board of directors. Citi’s opinion was only one of many factors considered by the Tim Hortons board of directors in its evaluation of the transactions and should not be viewed as determinative of the views of the Tim Hortons board of directors or management with respect to the transactions or the arrangement consideration or the merger consideration.

The following is a summary of the material financial analyses in connection with Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses.

Tim Hortons Financial Analyses

Selected Companies Analysis. Citi reviewed and compared financial and stock market information of Tim Hortons with publicly-available information for certain companies that operate in and are exposed to similar lines of business as Tim Hortons, namely companies in the QSR sector. The peer group included:

•	Dunkin’ Brands Group, Inc.

•	Domino’s Pizza, Inc.

•	Starbucks Corporation

•	Popeyes Louisiana Kitchen Inc.

•	Papa John’s International, Inc.

•	Sonic Corp.

•	Jack in the Box Inc.

•	The Wendy’s Company

•	Yum! Brands, Inc.

•	McDonald’s Corporation

•	Panera Bread Company

Citi reviewed, among other information, enterprise values of the selected companies, calculated as equity market value based on closing stock prices on August 22, 2014, plus debt and non-controlling interests, less cash and other adjustments, as a multiple of calendar year 2015 estimated earnings before interest, taxes, depreciation and amortization, which is referred to as “EBITDA”. Citi also reviewed per share equity values of the selected companies, based on closing stock prices on August 22, 2014, as a multiple of calendar year 2015 estimated earnings per share, which is referred to as EPS. No individual company above is directly comparable to Tim Hortons given different historical and expected financial performance, end markets, and nature of products sold. The low to high ranges of the observed estimated EBITDA multiples and estimated EPS multiples, respectively, observed for the selected companies were 9.3x to 15.1x and 15.7x to 23.5x. Based on its professional judgment, which took into consideration the low to high ranges of such multiples and the overall implied median multiples for the selected companies (which reflected an estimated EBITDA median multiple for calendar year 2015 of 10.4x and estimated EPS median multiple for calendar year 2015 of 20.6x), as well as certain operational and financial characteristics of Tim Hortons, Citi then selected a range of selected calendar year 2015 estimated EBITDA multiples of 10.5x to 12.5x and estimated EPS multiples of 17.5x to 22.0x derived from the selected companies, and applied such selected multiples to corresponding data of Tim Hortons. Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for Tim Hortons were based on the strategic plan of Tim Hortons management. These analyses indicated implied per share equity reference ranges for Tim Hortons of approximately C$59.75 to C$73.00 per share and C$62.75 to C$78.75 per share, respectively.

Selected Precedent Transactions Analysis. Using publicly available information, Citi reviewed financial data relating to the following seventeen selected transactions announced in calendar years 2005 to present. These transactions were selected generally because, as is the case with the transactions, they involved companies in the QSR sector.

Announcement Date	Acquiror	Target
December 2005	• Bain Capital, The Carlyle Group and Thomas H. Lee Partners	• Dunkin’ Brands Group, Inc.
November 2006	• Bain Capital and Catterton Partners	• OSI Restaurant Partners, Inc.
July 2007	• IHOP Corp.	• Applebee’s International, Inc.
August 2007	• Darden Restaurants, Inc.	• RARE Hospitality International, Inc.
April 2008	• Triarc Companies, Inc.	• Wendy’s International Inc.
April 2010	• Apollo Global Management, LLC	• CKE Restaurants Inc.
May 2010	• Oak Hill Capital Partners	• Dave & Buster’s, Inc.
August 2010	• Kelso & Co.	• Logan’s Roadhouse, Inc.
September 2010	• 3G Capital Management	• Burger King Holdings, Inc.
April 2011	• Yum! Brands Inc.	• Little Sheep Group Limited
November 2011	• Olympus Partners	• NPC International Inc.
April 2012	• Burger King Worldwide Holdings, Inc.	• Justice Holdings Limited
May 2012	• Centerbridge Partners	• P.F. Chang’s China Bistro Inc.
July 2012	• Darden Restaurants, Inc.	• Yard House USA Inc.
July 2012	• Joh. A. Benckiser GmbH	• Peet’s Coffee & Tea Inc.
November 2012	• Starbucks Corporation	• Teavana Holdings, Inc.
December 2012	• Joh. A. Benckiser GmbH	• Caribou Coffee Co.

Citi reviewed, among other information, transaction values of the selected transactions, calculated as the purchase prices paid for the target companies, plus debt and minority interests, less cash and other adjustments, as a multiple of such target companies’ latest 12 months EBITDA. The overall low to high transaction values observed for the selected transactions were approximately $300 million to $8.3 billion. Citi then selected, based on its professional judgment, which took into consideration the low to high range and median of implied multiples for the selected transactions as well as certain operational and financial characteristics of Tim Hortons, a range of selected latest 12 months EBITDA multiples of 13.0x to 16.0x derived from the selected transactions and applied such selected multiple range to Tim Hortons latest 12 months (as of June 30, 2014) EBITDA. Financial data for the selected transactions were based on information publicly available at the time of announcement of the relevant transaction. Financial data for Tim Hortons were based on Tim Hortons public filings. This analysis indicated an implied per share equity reference range for Tim Hortons of C$69.75 to C$88.25.

Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis of Tim Hortons by calculating (i) the estimated present value of the standalone unlevered after-tax free cash flows that Tim Hortons was forecasted to generate, based on the strategic plan of Tim Hortons management, during the second half of fiscal year 2014 and for fiscal years 2015 through 2018, plus (ii) estimated terminal values based on Tim Hortons estimated EBITDA for the fiscal year 2018. Estimated terminal values for Tim Hortons were calculated by applying multiples of 11.5x to 13.0x to Tim Hortons estimated EBITDA for the fiscal year 2018, with such range of multiples selected by Citi based on its professional judgment, which took into account, among other things, implied historical trailing EBITDA multiples observed for Tim Hortons. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 6.6% to 7.6%, reflecting estimates of the weighted average cost of capital for Tim Hortons. This analysis indicated an implied per share equity reference range for Tim Hortons of C$75.50 to C$88.25.

Burger King Worldwide Financial Analyses

Selected Companies Analysis. Citi reviewed and compared financial and stock market information of Burger King Worldwide with publicly-available information for the companies listed above under “Tim Hortons Financial Analyses—Selected Companies Analysis” because such companies operate in and are exposed to similar lines of business as Burger King Worldwide, namely companies in the QSR sector.

Based on its professional judgment, which took into consideration the low to high ranges of such multiples and the overall implied median multiples for the selected companies (which reflected an estimated EBITDA median multiple for calendar year 2015 of 10.4x and estimated EPS median multiple for calendar year 2015 of 20.6x), as well as certain operational and financial characteristics of Burger King Worldwide, Citi then selected a range of selected calendar year 2015 estimated EBITDA multiples of 13.0x to 15.0x and estimated EPS multiples of 20.0x to 24.0x derived from the selected companies and applied such selected multiples to corresponding data of Burger King Worldwide. Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for Burger King Worldwide were based on the forecasts provided by Burger King Worldwide’s management. These analyses indicated implied per share equity reference ranges for Burger King Worldwide of approximately $23.75 to $28.25 per share and approximately $24.00 to $29.00 per share, respectively.

Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis of Burger King Worldwide by calculating (i) the estimated present value of the standalone unlevered after-tax free cash flows that Burger King Worldwide was forecasted to generate, based on the forecast provided by Burger King Worldwide’s management, during the second half of fiscal year 2014 and for fiscal years 2015 through 2018, plus (ii) estimated terminal values based on Burger King Worldwide’s estimated EBITDA, as adjusted for stock-based compensation and non-recurring items, for the fiscal year 2018. Estimated terminal values for Burger King Worldwide were calculated by applying multiples of 14.0x to 16.0x to Burger King Worldwide’s estimated EBITDA for the fiscal year 2018, with such range of multiples selected by Citi based on its professional judgment, which took into account, among other things, implied historical trailing EBITDA multiples observed for Burger King Worldwide. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 7.2% to 8.3%, reflecting estimates of the weighted average cost of capital for Burger King Worldwide. This analysis indicated an implied per share equity reference range for Burger King Worldwide of $31.00 to $37.00.

Miscellaneous

Under the terms of Citi’s engagement, Tim Hortons has agreed to pay Citi for its financial advisory services in connection with the transactions an aggregate fee of 0.20% of the aggregate consideration paid in the transactions (on an enterprise value basis) as of the closing, currently estimated to be approximately C$28 million ($25 million), a portion of which was payable on execution of the fee agreement between Citi and Tim Hortons, a portion of which was payable upon delivery of Citi’s opinion, a portion of which was payable upon execution of the arrangement agreement and approximately C$24 million ($22 million) of which is contingent upon completion of the transactions. Tim Hortons also has agreed to reimburse Citi for reasonable expenses incurred by Citi in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citi and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Citi and its affiliates in the past have provided, currently are providing and in the future may provide services to Tim Hortons, its affiliates and their respective affiliates unrelated to the proposed transactions, including, without limitation, providing credit facilities unrelated to the transactions to Tim Hortons, Burger King Worldwide and companies in which Burger King Worldwide’s largest shareholder has a controlling or substantial equity ownership, for which services Citi and its affiliates have received and expect to receive compensation, including acting as a co-manager for Tim Hortons issuance of C$450 million of debt securities in each of 2014 and 2013. Excluding the C$0.5 million payable to Citi on execution of the fee agreement between Citi and Tim Hortons, Tim Hortons and its affiliates paid aggregate fees of approximately $0.5 million to Citi and its affiliates during the two years prior to the date of Citi’s opinion. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Tim Hortons, Burger King Worldwide and their respective affiliates for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in those securities. In addition, Citi and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Tim Hortons, Burger King Worldwide and their respective affiliates.

Tim Hortons selected Citi to render an opinion to the Tim Hortons board of directions with respect to the arrangement consideration based on Citi’s reputation, experience and familiarity with Tim Hortons business. Citi is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

Opinion of RBC Capital Markets

Tim Hortons has retained RBC Capital Markets to act as a financial advisor to Tim Hortons in connection with the transactions. As part of this engagement, the Tim Hortons board of directors requested that RBC Capital Markets evaluate the fairness, from a financial point of view, of the consideration under the arrangement to holders of Tim Hortons common shares. At an August 25, 2014 meeting of the Tim Hortons board of directors held to evaluate the transactions, RBC Capital Markets rendered to the Tim Hortons board of directors an oral opinion, confirmed by delivery of a written opinion dated August 25, 2014, to the effect that, as of that date and based on and subject to the matters described in the opinion, the consideration under the arrangement was fair, from a financial point of view, to holders of Tim Hortons common shares. The full text of RBC Capital Markets’ written opinion, dated August 25, 2014, is attached as Annex H to this joint information statement/circular and is incorporated in this document by reference. The written opinion sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. The following summary of RBC Capital Markets’ opinion is qualified in its entirety by reference to the full text of the opinion. RBC Capital Markets delivered its opinion to the Tim Hortons board of directors for the benefit, information and assistance of the Tim Hortons board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the transactions. RBC Capital Markets’ opinion addressed only the arrangement consideration from a financial point of view and did not address any other aspect of the transactions, including with respect to proration mechanisms, procedures and limitations in the arrangement agreement. RBC Capital Markets’ opinion also did not address the underlying business decision of Tim Hortons to engage in the transactions or the relative merits of the transactions compared to any alternative business strategy or transaction that might be available to Tim Hortons or in which Tim Hortons might engage. RBC Capital Markets does not express any opinion and does not make any recommendation to any shareholder of Tim Hortons as to how such shareholder should vote or act with respect to any proposal to be voted upon in connection with the arrangement or any other matter, including with respect to arrangement consideration elections.

In connection with RBC Capital Markets’ opinion, RBC Capital Markets reviewed and relied upon or carried out, among other things, the following:

•	the most recent draft, dated August 25, 2014, of the arrangement agreement;

•	the most recent draft, dated August 25, 2014, of the securities purchase agreement;

•	the most recent draft, dated August 25, 2014, of the commitment letter from JPMorgan Chase Bank N.A., J.P. Morgan Securities LLC, Wells Fargo Bank, N.A., WF Investment Holdings, LLC and Wells Fargo Securities, LLC;

•	audited financial statements of Tim Hortons for each of the five fiscal years ended January 3, 2010, January 2, 2011, January 1, 2012, December 30, 2012 and December 29, 2013;

•	audited financial statements of Burger King Worldwide for each of the five fiscal years ended June 30, 2009, June 30, 2010, December 31, 2011, December 31, 2012 and December 31, 2013 and the transition report for the six-month period ended December 31, 2010;

•	the unaudited quarterly reports of Tim Hortons for the fiscal quarters ended March 30, 2014 and June 29, 2014;

•	the unaudited quarterly reports of Burger King Worldwide for the fiscal quarters ended March 31, 2014 and June 30, 2014;

•	the annual reports of Tim Hortons for each of the two fiscal years ended December 30, 2012 and December 29, 2013;

•	the annual reports of Burger King Worldwide (Form 10-K) for each of the two fiscal years ended December 31, 2012 and December 31, 2013;

•	the Notice of Annual Meeting of Shareholders and Management Proxy Circular of Tim Hortons for the fiscal year ended December 30, 2012 and the Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular of Tim Hortons for the fiscal year ended December 29, 2013;

•	the Proxy Statement of Burger King Worldwide for each of the two fiscal years ended December 31, 2012 and December 31, 2013;

•	annual information forms of Tim Hortons for each of the two fiscal years ended December 30, 2012 and December 29, 2013;

•	unaudited projected financial results of Tim Hortons on a consolidated basis, prepared by the management of Tim Hortons, for each of the fiscal years ending on the Sunday nearest to December 31, 2014 through December 31, 2018;

•	internal management and presentations of the Tim Hortons board of directors regarding the strategic plan and financial and operating performance of Tim Hortons;

•	summary unaudited projected financial results of Burger King Worldwide on a consolidated basis, prepared by the management of Burger King Worldwide, for each of the fiscal years ending December 31, 2014 to December 31, 2018;

•	discussions with senior management of each of Tim Hortons and Burger King Worldwide;

•	discussions with internal legal counsel of each of Tim Hortons and Burger King Worldwide;

•	discussions with Burger King Worldwide’s financial advisor;

•	publicly available information relating to the business, operations, financial performance and stock trading history of Tim Hortons, Burger King Worldwide and other selected public companies considered by RBC Capital Markets to be relevant;

•	publicly available information with respect to other transactions of comparable nature considered by RBC Capital Markets to be relevant;

•	publicly available information regarding the North American QSR industry;

•	representations contained in certificates addressed to RBC Capital Markets, dated as of the date of RBC Capital Markets’ written opinion, from senior officers of each of Tim Hortons and Burger King Worldwide as to the completeness and accuracy of the information upon which RBC Capital Markets’ opinion was based; and

•	such other corporate, industry and financial market information, investigations and analyses as RBC Capital Markets considered necessary or appropriate in the circumstances.

RBC Capital Markets was not, to the best of its knowledge, denied access by Tim Hortons or Burger King Worldwide to any information requested by RBC Capital Markets.

With the Tim Hortons board of directors’ approval and as provided for in the agreement between Tim Hortons and RBC Capital Markets, which we refer to as the “RBCCM Engagement Agreement,” RBC Capital Markets relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of Tim Hortons) and other information, data, advice, opinions or representations obtained by RBC Capital Markets from public sources, senior management of each of Tim Hortons and Burger King Worldwide, and their respective consultants and advisors, which we collectively refer to as the “TH information” as related to Tim Hortons and its subsidiaries, and the “BK information” as related to Burger King Worldwide and its subsidiaries. RBC Capital Markets’ opinion was conditional upon such completeness, accuracy and fair presentation of such TH information and BK information. Subject to the exercise of professional judgment and except as expressly described in RBC Capital Markets’ written opinion, RBC Capital Markets did not attempt to verify independently the completeness, accuracy or fair presentation of any of the TH information or BK information.

Senior officers of Tim Hortons represented to RBC Capital Markets in a certificate delivered as of the date of RBC Capital Markets’ written opinion, among other things, that (i) the TH information provided orally by an officer or employee of Tim Hortons or in writing by Tim Hortons or any of its subsidiaries (as such term is defined in the Securities Act (Ontario), which we refer to as the “Ontario Act”) or their respective agents to RBC Capital Markets for the purpose of preparing RBC Capital Markets’ opinion was, at the date the TH information was provided to RBC Capital Markets or, in the case of historical information, at the date of preparation if so specifically identified to RBC Capital Markets, complete, true and correct in all material respects, and did not contain any untrue statement of a material fact (as such term is defined in the Ontario Act) in respect of Tim Hortons, its subsidiaries or the transactions and did not omit to state a material fact in respect of Tim Hortons, its subsidiaries or the transactions necessary to make the TH information or any statement contained therein not misleading in light of the circumstances under which the TH information was provided or any statement was made; and (ii) since the dates on which the TH information was provided to RBC Capital Markets, except as disclosed in writing to RBC Capital Markets, there had been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Tim Hortons or any of its subsidiaries and no material change (as defined in the Ontario Act) had occurred in the TH information or any part thereof which would have or which would reasonably have been expected to have a material effect on RBC Capital Markets’ opinion.

Senior officers of Burger King Worldwide represented to RBC Capital Markets in a certificate delivered as of the date of RBC Capital Markets’ opinion, among other things, that (i) the BK information provided orally by an officer or employee of Burger King Worldwide or in writing by Burger King Worldwide or any of its subsidiaries (as such term is defined in the Ontario Act) or their respective agents to RBC Capital Markets for the purpose of preparing RBC Capital Markets’ opinion was, at the date the BK information was provided to RBC Capital Markets or, in the case of historical information, at the date of preparation if so specifically identified to RBC Capital Markets, complete, true and correct in all material respects, and did not contain any untrue statement of a material fact (as such term is defined in the Ontario Act) in respect of Burger King Worldwide, its subsidiaries or the transactions or omit to state any material fact in respect of Burger King Worldwide, its subsidiaries or the transactions necessary to make the BK information not misleading in light of the circumstances under which the BK information was provided; and (ii) since the dates on which the BK information was provided to RBC Capital Markets, except as disclosed in writing to RBC Capital Markets, there had been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Burger King Worldwide or any of its subsidiaries and no material change (as defined in the Ontario Act) had occurred in the BK information or any part thereof which would have or which would reasonably have been expected to have a material effect on RBC Capital Markets’ opinion.

In preparing its opinion, RBC Capital Markets made several assumptions, including that all of the conditions required to implement the transactions will be met.

RBC Capital Markets’ opinion was provided for the use of the Tim Hortons board of directors in its evaluation of the transactions. RBC Capital Markets’ opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of RBC Capital Markets’ written opinion and the condition and prospects, financial and otherwise, of Tim Hortons, Burger King Worldwide and their respective subsidiaries and affiliates, as they were reflected in the TH information and BK information and as they were represented to RBC Capital Markets in discussions with management of each of Tim Hortons and Burger King Worldwide. In its analyses and in preparing its opinion, RBC Capital Markets made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which were beyond the control of RBC Capital Markets, Tim Hortons, Burger King Worldwide or other parties involved in the transactions.

RBC Capital Markets’ opinion was given as of the date of RBC Capital Markets’ written opinion and RBC Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to RBC Capital Markets’ attention after the date of its written opinion. Without limiting the foregoing, in the event of any material change in any fact or matter affecting RBC Capital Markets’ opinion after the date its written opinion, RBC Capital Markets reserved the right to change, modify or withdraw its opinion. RBC Capital Markets’ opinion represents the opinion of RBC Capital Markets and the form and content of such opinion were approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

In preparing its opinion to the Tim Hortons board of directors, RBC Capital Markets performed various financial and comparative analyses, including those described below. The summary below of RBC Capital Markets’ material financial analyses provided to the Tim Hortons board of directors in connection with RBC Capital Markets’ opinion is not a comprehensive description of all analyses undertaken or factors considered by RBC Capital Markets in connection with its opinion. No company, business or transaction reviewed is identical or directly comparable to Tim Hortons, Burger King Worldwide, their respective businesses or the proposed transactions and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning various factors that could affect the public trading, acquisition or other values of the companies, business segments or transactions reviewed, including market conditions, financial, operating and other characteristics of the companies or business segments involved, transaction type and size, and the strategic rationale for, and synergies expected to be realized from, a transaction. The preparation of a financial opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In performing its analyses, RBC Capital Markets considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Tim Hortons and Burger King Worldwide. The estimates of the future performance of Tim Hortons and Burger King Worldwide in or underlying RBC Capital Markets’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by RBC Capital Markets’ analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as RBC Capital Markets’ view of the actual value of Tim Hortons or Burger King Worldwide.

The arrangement consideration provided for in the arrangement was determined through negotiations between Tim Hortons and Burger King Worldwide and was approved by the Tim Hortons board of directors. The decision to enter into the arrangement agreement was solely that of the Tim Hortons board of directors. RBC Capital Markets’ opinion and analyses were only one of many factors considered by the Tim Hortons board of directors in its evaluation of the transactions and should not be viewed as determinative of the views of the Tim Hortons board of directors, management or any other party with respect to the transactions or the consideration payable in the transactions.

The following is a brief summary of the material financial analyses of RBC Capital Markets in connection with its opinion, dated August 25, 2014, to the Tim Hortons board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by RBC Capital Markets, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. RBC Capital Markets believes that its financial analyses must be considered as a whole and that selecting portions of its financial analyses or factors considered or focusing on the data set forth in the tables below without considering all analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBC Capital Markets’ financial analyses.

Introduction. In considering the fairness of the arrangement consideration from a financial point of view to Tim Hortons shareholders, RBC Capital Markets principally considered and relied upon the following: (i) a comparison of the arrangement consideration to the results of a discounted cash flow analysis of Tim Hortons; (ii) a comparison of selected financial multiples, to the extent publicly available, of selected precedent transactions to corresponding multiples implied by the arrangement consideration; and (iii) a comparison of the arrangement consideration to recent market trading prices of Tim Hortons common shares. RBC Capital Markets also reviewed and compared selected financial multiples for North American QSR companies the securities of which are publicly traded to corresponding multiples implied by the arrangement consideration; however, given that public company values generally reflect minority discount values rather than “en bloc” values, RBC Capital Markets did not rely on this methodology. For purposes of the financial analyses described below, the term “implied arrangement consideration” refers to an implied consideration of C$94.05 per outstanding Tim Hortons common share based on the arrangement consideration of C$65.50 in cash and, for the arrangement shares consideration portion, an implied value for shares of Burger King Worldwide common stock of C$26.00 utilizing the 0.8025 exchange ratio (in the case of a cash and stock consideration election), the closing price per share of Burger King Worldwide common stock on August 25, 2014 of $32.40 and Canadian to U.S. Dollar exchange rates as of August 25, 2014. Financial data utilized for Tim Hortons in the financial analyses described below was based on internal financial forecasts and other estimates of the management of Tim Hortons utilizing both the strategic plan prepared by the management of Tim Hortons, which we refer to as the “strategic plan,” and certain sensitivities to the strategic plan provided by the management of Tim Hortons and discussed with (but not formally approved by) the Tim Hortons board of directors to reflect, among other things, a reduction in certain controllable costs and potential upside in certain revenue and margins identified by the management of Tim Hortons, which we refer to as the “sensitivity case”.

Tim Hortons Discounted Cash Flow Analysis. RBC Capital Markets performed a discounted cash flow analysis of Tim Hortons by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Tim Hortons was forecasted to generate during the last two quarters of the fiscal year ending December 28, 2014 through the full fiscal year ending December 30, 2018 based both on the strategic plan and the sensitivity case. RBC Capital Markets calculated terminal values for Tim Hortons by applying to the terminal year estimated EBITDA of Tim Hortons a range of EBITDA multiples of 11.0x to 14.0x selected based on RBC Capital Markets’ professional judgment, which took into consideration, among other things, implied EBITDA multiples in selected precedent transactions, the risk and growth prospects for Tim Hortons beyond the terminal year based on discussions with Tim Hortons management and the long-term outlook for the North American QSR industry. The unlevered, after-tax free cash flows and terminal values were then discounted to present value using discount rates ranging from 6.5% to 7.5%. This analysis indicated the following approximate implied per share reference ranges for Tim Hortons, as compared to the implied arrangement consideration:

Implied Per Share Reference Range (Strategic Plan)	Implied Per Share Reference Range (Sensitivity Case)	Implied Arrangement Consideration
C$72.66 – C$94.85	C$80.86 – C$105.99	C$94.05

RBC Capital Markets also calculated terminal values for Tim Hortons by applying to the estimated unlevered, after-tax free cash flows of Tim Hortons at the end of the forecast period a range of perpetuity growth rates of 1.5% to 2.0%. The unlevered, after-tax free cash flows and terminal values were then discounted to present value using discount rates ranging from 6.5% to 7.5%. This analysis indicated the following approximate implied per share reference ranges for Tim Hortons, as compared to the implied arrangement consideration:

Implied Per Share Reference Range (Strategic Plan)	Implied Per Share Reference Range (Sensitivity Case)	Implied Arrangement Consideration
C$71.13 – C$96.91	C$79.88 – C$109.25	C$94.05

For illustrative purposes, RBC Capital Markets also evaluated the impact that certain deviations in same-store sales growth, EBITDA margin and unit growth of Tim Hortons would have on the implied per share reference ranges for Tim Hortons described above utilizing both the strategic plan and the sensitivity case. This analysis indicated, among other things, that a 1.0% change in EBITDA margin and same-store sales growth in each period of the strategic plan would result in a change in the implied per share reference range for Tim Hortons common shares of, on average, approximately C$3.30 and C$5.00, respectively, and that a 20% change in unit growth in each period of the strategic plan would result in a change in the implied per share reference range for Tim Hortons common shares of, on average, approximately C$1.95. This analysis also indicated, among other things, that a 1.0% change in EBITDA margin and same-store sales growth in each period of the sensitivity case would result in a change in the implied per share reference range for Tim Hortons common shares of, on average, approximately C$3.30 and C$5.40, respectively, and that a 20% change in unit growth in each period of the sensitivity case would result in a change in the implied per share reference range for Tim Hortons common shares of, on average, approximately C$2.20.

Tim Hortons Selected Precedent Transactions Analysis. RBC Capital Markets performed a selected precedent transactions analysis of Tim Hortons in which RBC Capital Markets reviewed, to the extent publicly available, certain financial information relating to the following 17 selected transactions announced from December 2005 through December 2012 involving companies in the QSR industry, which we refer to as the “selected transactions”:

Announcement Date	Acquiror	Target
December 2012	Joh. A. Benckiser	Caribou Coffee Company Inc.
November 2012	Starbucks Coffee Company	Teavana Holdings, Inc.
July 2012	Joh. A. Benckiser	Peet’s Coffee & Tea Inc.
July 2012	Darden Restaurants, Inc.	Yard House USA, Inc.
May 2012	Centerbridge Partners, L.P.	P.F. Chang’s China Bistro, Inc.
April 2012	Justice Holdings Limited	Burger King Worldwide, Inc.
November 2011	Olympus Partners, L.P.	NPC International, Inc.
April 2011	Yum! Brands Inc.	Little Sheep Group Ltd.
September 2010	3G Capital, Inc.	Burger King Holdings, Inc.
August 2010	Kelso & Company, L.P.	Logan’s Roadhouse, Inc.
May 2010	Oak Hill Capital Partners, L.P.	Dave & Buster’s, Inc.
April 2010	Apollo Global Management, LLC	CKE Restaurants, Inc.
April 2008	Triarc Companies, Inc.	Wendy’s International, Inc.
August 2007	Darden Restaurants, Inc.	RARE Hospitality International, Inc.
July 2007	IHOP Corp.	Applebee’s International, Inc.
November 2006	Bain Capital Partners, LLC/Catterton Partners, L.P.	OSI Restaurant Partners, Inc.
December 2005	Bain Capital Partners, LLC/The Carlyle Group/Thomas H. Lee Partners, L.P.	Dunkin’ Brands Group, Inc.

Financial data for the selected transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for Tim Hortons was based on public filings and the strategic plan.

RBC Capital Markets reviewed transaction values, calculated as equity values of the target companies based on the purchase prices paid in the selected transactions plus debt, plus preferred stock, plus minority interests, less cash and cash equivalents and less equity investments, as a multiple, as of announcement of such transaction and to the extent publicly available, of such target companies’ latest 12 months EBITDA. The overall low to high transaction values observed for the selected transactions were approximately $300 million to $8.3 billion and the overall low to high latest 12 months EBITDA multiples observed for the selected transactions were 6.4x to 21.2x. RBC Capital Markets noted that the mean latest 12 months EBITDA multiple observed for the selected transactions was 11.7x as compared to the latest 12 months EBITDA multiple for Tim Hortons based on the implied arrangement consideration of 17.0x.

Tim Hortons Recent Market Trading Prices. RBC Capital Markets compared the implied arrangement consideration relative to the closing price of Tim Hortons common shares on August 22, 2014 (the last trading day prior to published reports speculating on a potential transaction involving Tim Hortons and Burger King Worldwide) of C$68.78 and the volume-weighted average closing prices of Tim Hortons common shares over the 20-day period ended August 22, 2014 of C$65.56. RBC Capital Markets observed that the implied arrangement consideration represented a premium of approximately 37% over the closing price of Tim Hortons common shares on August 22, 2014 and a premium of approximately 43% based on the volume-weighted average closing prices of Tim Hortons common shares over the 20-day period ended August 22, 2014.

Certain Arrangement Shares Consideration Observations. RBC Capital Markets observed certain additional information in connection with its evaluation of the arrangement shares consideration, including certain market and other data such as (i) implied enterprise values as multiples of latest 12 months and calendar year 2014 estimated EBITDA and earnings per share of selected publicly traded companies in the QSR industry, which we refer to as the “selected companies,” and Burger King Worldwide relative to Tim Hortons, (ii) leverage ratios of the selected companies relative to Tim Hortons, Burger King Worldwide and the combined company, (iii) the relative historical trading performance of Tim Hortons common shares, Burger King Worldwide common stock, shares of the selected companies and the Standard & Poor’s 500 index and (iv) the potential pro forma financial impact of the transactions, after giving effect to the proposed financing for the transactions and both before and after giving effect to potential pre-tax revenue, purchasing and cost synergies, on Burger King Worldwide’s fiscal years 2015 and 2016 estimated earnings per share.

Miscellaneous. In connection with RBC Capital Markets’ services as Tim Hortons financial advisor, Tim Hortons has agreed to pay RBC Capital Markets an aggregate fee currently estimated to be approximately C$28 million ($25 million), portions of which were payable upon RBC Capital Markets’ engagement, upon execution of the arrangement agreement and upon delivery of RBC Capital Markets’ opinion and approximately C$24 million ($22 million) of which is contingent upon consummation of the arrangement or any other acquisition of or business combination involving Tim Hortons or acquisition of more than 50% of Tim Hortons voting securities. Tim Hortons also has agreed to reimburse RBC Capital Markets for certain expenses reasonably incurred in connection with RBC Capital Markets’ services and to indemnify RBC Capital Markets and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of RBC Capital Markets’ engagement.

Neither RBC Capital Markets, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Ontario Act) of Tim Hortons, Burger King Worldwide, 3G Capital or any of their respective associates or affiliates. RBC Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financing involving Tim Hortons, Burger King Worldwide, 3G Capital or any of their respective associates or affiliates, during the two-year period prior to delivery of its opinion, other than the services provided under the RBCCM Engagement Agreement and as described herein. During such two-year period, RBC Capital Markets provided certain investment banking, financial advisory or other financial services to Tim Hortons, including having acted in the following capacities: (i) joint bookrunner for C$450 million of senior unsecured notes in March 2014, (ii) joint bookrunner for C$450 million of senior unsecured notes in November 2013 and (iii) lead arranger on a C$400 million 364-day senior unsecured revolving facility used to fund an expanded share repurchase program in September 2013, for which services RBC Capital Markets and its affiliates received an aggregate fee of approximately C$2.8 million from Tim Hortons. In addition, during such two-year period, RBC Capital Markets acted for 3G Capital and its associates and affiliates as a participant in a debt financing package totaling $13.6 billion for the acquisition by 3G Capital of a majority interest in HJ Heinz Company in June 2013, for which services RBC Capital Markets and its affiliates received an aggregate fee of approximately $4 million (USD) from 3G Capital.

There are no understandings, agreements or commitments between RBC Capital Markets and Tim Hortons, Burger King Worldwide, 3G Capital or any of their respective associates or affiliates with respect to any future business dealings. RBC Capital Markets may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Tim Hortons, Burger King Worldwide, 3G Capital or any of their respective associates or affiliates. Royal Bank of Canada, the controlling shareholder of RBC Capital Markets, also provides banking services to Tim Hortons and certain of 3G Capital’s associates or affiliates in the normal course of business.

RBC Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Tim Hortons, Burger King Worldwide, 3G Capital or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Tim Hortons, Burger King Worldwide or the transactions.

Tim Hortons selected RBC Capital Markets to act as its financial advisor in connection with the transactions on the basis of RBC Capital Markets’ experience in similar transactions, its reputation in the investment community and its familiarity with Tim Hortons and its business. RBC Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the U.S. and internationally.

Opinion of Burger King Worldwide’s Financial Advisor

In connection with the transactions, on August 25, 2014, Lazard rendered its oral opinion, subsequently confirmed in writing, to the board of directors of Burger King Worldwide that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the consideration to be received by the stockholders of Burger King Worldwide (other than Holdings, Partnership, Merger Sub and affiliates of Burger King Worldwide) in the transactions was fair, from a financial point of view, to such stockholders of Burger King Worldwide.

The full text of Lazard’s written opinion, dated August 25, 2014, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this joint information statement/circular as Annex I and is incorporated into this joint information statement/circular by reference. The description of Lazard’s opinion set forth in this joint information statement/circular is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex I. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to the board of directors of Burger King Worldwide in connection with its evaluation of the transactions and only addressed the fairness as of the date of the opinion, from a financial point of view, of the consideration to be received by the stockholders of Burger King Worldwide (other than Holdings, Partnership, Merger Sub and affiliates of Burger King Worldwide) in the transactions. Lazard’s opinion was not intended to, and does not constitute, a recommendation to any stockholder of Burger King Worldwide or Tim Hortons as to how such stockholder should vote or act with respect to the transactions or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. Lazard did not express any opinion as to the prices at which Holdings common shares, exchangeable units, Burger King Worldwide common stock or Tim Hortons common shares may trade at any time subsequent to the announcement of the transactions.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated August 25, 2014, of the arrangement agreement;

•	reviewed certain publicly available historical business and financial information relating to Tim Hortons and Burger King Worldwide;

•	reviewed various financial forecasts and other data provided to Lazard by Tim Hortons relating to the business of Tim Hortons and extrapolations thereto prepared based on the guidance of management of Burger King Worldwide and approved for Lazard’s use, financial forecasts and other data provided to Lazard by Burger King Worldwide relating to the business of Burger King Worldwide and extrapolations thereto prepared based on the guidance of management of Burger King Worldwide and approved for Lazard’s use, and the projected synergies and other benefits under various scenarios, including the amount and timing thereof, anticipated by the management of Burger King Worldwide to be realized from the transactions;

•	held discussions with members of the senior managements of Tim Hortons and Burger King Worldwide with respect to the businesses and prospects of Tim Hortons and Burger King Worldwide, respectively, and with members of the senior management of Burger King Worldwide with respect to the synergies and other benefits, including the amount and timing thereof, anticipated by the management of Burger King Worldwide to be realized from the transactions;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Tim Hortons and Burger King Worldwide, respectively;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Tim Hortons and Burger King Worldwide, respectively;

•	reviewed historical stock prices and trading volumes of Tim Hortons common shares and Burger King Worldwide common stock;

•	reviewed the potential pro forma financial impact of the transactions on the combined company based on the financial forecasts referred to above relating to Tim Hortons and Burger King Worldwide; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Tim Hortons or Burger King Worldwide or concerning the solvency or fair value of Tim Hortons or Burger King Worldwide, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in Lazard’s analyses, including those related to projected synergies and other benefits anticipated by the management of Burger King Worldwide to be realized from the transactions, Lazard assumed, with the consent of Burger King Worldwide, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Tim Hortons and Burger King Worldwide, respectively, and such synergies and other benefits. Lazard further assumed, with the consent of Burger King Worldwide, that such financial forecasts, including such projected synergies and other benefits, will be realized in the amounts and at the times contemplated thereby. Lazard assumed no responsibility for, and expressed no view as to, any such forecasts, including such projected synergies and other benefits, or the assumptions on which they were based. Lazard further assumed for purposes of its opinion, at the direction of Burger King Worldwide, that an exchangeable unit will have equivalent economic value as a Holdings common share.

In rendering its opinion, Lazard assumed, with the consent of Burger King Worldwide, that the transactions would be consummated on the terms described in the arrangement agreement, without any waiver or modification of any material terms or conditions. Representatives of Burger King Worldwide advised Lazard, and Lazard assumed, that the arrangement agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with Burger King Worldwide’s consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the transactions would not have an adverse effect on Burger King Worldwide, Tim Hortons, Holdings, Partnership or the transactions. The tax elements of Lazard’s financial analyses, and the tax attributes expected to apply to the combined company following the consummation of the transactions, were provided to Lazard by Burger King Worldwide, and Lazard did not express any view or opinion as to such tax elements or tax attributes. Lazard did not express any opinion as to any tax or other consequences that might result from the transactions, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Burger King Worldwide had obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the consideration to the extent expressly specified in the opinion) of the transactions, including, without limitation, the form or structure of the transactions or any agreements or arrangements entered into in connection with, or contemplated by, the transactions, including any voting agreements, any agreements governing the exchangeable units and any agreements relating to any debt or equity financing. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the transactions, or class of such persons, relative to the consideration or otherwise.

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and review and the application of those methods to particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create an incomplete view of the processes underlying Lazard’s opinion. In arriving at its opinion, Lazard considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

The following is a brief summary of the material financial and comparative analyses that Lazard deemed appropriate for this type of transaction and that were performed by Lazard in connection with rendering its opinion described above as well as analyses that were presented to the board of directors of Burger King Worldwide for informational purposes only but were not material to the rendering of Lazard’s opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Lazard, nor does the order of analyses described represent relative importance or weight given to those analyses by Lazard.

In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Burger King Worldwide and Tim Hortons.

No company or transaction used in the below analyses as a comparison is directly comparable to Burger King Worldwide, Tim Hortons or the transactions, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed. The estimates contained in Lazard’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Lazard, the tables must be read together with the full text of each summary and are alone not a complete description of Lazard’s financial analyses. Considering the data set forth in the tables below without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 22, 2014, and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis—Company

Lazard performed a discounted cash flow analysis of Tim Hortons as of July 1, 2014. Discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of estimated future cash flows of such company. “Future cash flows” refers to projected unlevered free cash flows of a company. Lazard calculated the discounted cash flow value as the sum of the net present value of the estimated future cash flows that Tim Hortons is expected to generate for each of the years from July 1, 2014 through December 31, 2022 and the estimated terminal value of Tim Hortons at the end of 2022.

Lazard performed this discounted cash flow analysis of Tim Hortons on a standalone basis based on the financial forecasts provided to Lazard by Tim Hortons relating to the business of Tim Hortons, at an assumed effective tax rate of 29.0% as indicated by Tim Hortons management, and extrapolations thereto prepared based on the guidance of management of Burger King Worldwide and approved for Lazard’s use on the following two bases: (1) excluding synergies and (2) including synergies projected by Burger King Worldwide’s management and approved for Lazard’s use.

Excluding Synergies

Lazard applied discount rates ranging from 6.5% to 7.5%, and terminal growth rates ranging from 1.75% to 2.25%, to the estimated future cash flows of Tim Hortons. Using its professional judgment, Lazard selected the ranges of discount rates (based on an analysis of weighted average cost of capital) and terminal growth rates above. This analysis indicated an implied per share equity value reference range for Tim Hortons common shares of C$77.90 to C$106.28 and an implied terminal value EBITDA multiple reference range of 11.5x to 15.5x.

Including Synergies

Lazard applied discount rates ranging from 6.5% to 7.5%, and terminal growth rates ranging from 1.75% to 2.25%, to the estimated future cash flows of Tim Hortons. Using its professional judgment, Lazard selected the ranges of discount rates (based on an analysis of weighted average cost of capital) and terminal growth rates above. This analysis indicated an implied per share equity value reference range for Tim Hortons common shares of C$86.20 to C$117.39 and an implied terminal value EBITDA multiple reference range of 11.6x to 15.7x.

Selected Comparable Companies Analysis—Company

Lazard reviewed and analyzed selected public companies in the coffee/specialty, QSR and fast casual restaurant industries that it viewed as reasonably comparable to Tim Hortons based on Lazard’s knowledge of such industries. In performing these analyses, Lazard reviewed and analyzed certain publicly available financial information, implied multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for Tim Hortons. Specifically, Lazard compared Tim Hortons to the following public companies:

Industry	Company
Coffee/Specialty	Starbucks Corporation
Dunkin’ Brands Group
Krispy Kreme Doughnuts
QSR	McDonald’s Corporation
YUM! Brands, Inc.
Burger King Worldwide
Domino’s Pizza
Wendy’s Company
Jack in the Box
Papa John’s International
Sonic Corp.
Popeye’s Louisiana Kitchen

Fast Casual	Chipotle Mexican Grill
Panera Bread Company
Fiesta Restaurant Group
Noodles & Co.
Potbelly Corp.

Although none of the selected companies is directly comparable to Tim Hortons, the companies included are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks and size and scale of business, which for purposes of analysis Lazard considered similar to Tim Hortons. Based on FactSet estimates and other public information, Lazard reviewed, among other things, the enterprise value (of each selected comparable company as a multiple of such comparable company’s projected EBITDA for the fiscal year ending December 31, 2015. The results of the analyses were as follows:

Enterprise Value/ EBITDA 2015E
Coffee/Specialty
Low	11.6x
Mean	13.3x
High	14.6x
QSR
Low	9.7x
Mean	11.3x
High	15.1x
Fast Casual
Low	8.9x
Mean	13.4x
High	21.2x
Combined
Low	8.9x
Mean	12.3x
High	21.2x

Based on the foregoing and Lazard’s professional judgment, including, without limitation, considering Tim Hortons then-current enterprise value as a multiple of 2015 EBITDA (11.6x based on Tim Hortons management projections), Lazard applied multiples of 11.5x to 14.5x to estimated EBITDA for Tim Hortons fiscal year ending December 31, 2015 provided in Tim Hortons management projections. The results of the foregoing analysis implied an equity value per share range for Tim Hortons of C$65.75 to C$85.75.

Selected Precedent Transactions Analysis—Company

Lazard reviewed and analyzed certain publicly available financial information of target companies in selected precedent merger and acquisition transactions involving U.S. QSRs, leading Canadian retail brands and leading and sizeable consumer brands, in each case that Lazard viewed as relevant. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to the target companies involved in the selected transactions and compared such information to the corresponding information for Tim Hortons.

Although none of the selected precedent transactions or the companies party to such transactions is directly comparable to the transactions or to Tim Hortons, all of the transactions were chosen because they involve transactions that, for purposes of analysis, may be considered similar to the transactions and/or involve targets that, for purposes of analysis, may be considered similar to Tim Hortons. In conducting this analysis, Lazard noted the relatively limited number of transactions that are truly comparable to the transactions in terms of the size of the transaction and the business model and strategic attributes of the companies involved.

The precedent transactions reviewed were:

Acquiror	Target	Date
U.S. QSRs
Roark Capital	CKE Restaurants	Nov. 2013
Joh. A. Benckiser	Peet’s	July 2012
3G Capital	Burger King	Sept. 2010
Apollo	CKE Restaurants	April 2010
Triarc Companies	Wendy’s International	April 2008
Private Equity Consortium	Dunkin’ Brands	Dec. 2005

Leading Canadian Retail Brands
Loblaw	Shoppers Drug Mart	July 2013
Sobeys	Safeway Canada	June 2013

Leading and Sizeable Consumer Brands
Suntory	Beam	Jan. 2014
Joh. A. Benckiser	D.E. Master Blenders 1753	Apr. 2013
3G Capital	Heinz	Feb. 2013
AB InBev	Modelo	June 2012
Kraft	Cadbury	Nov. 2009
InBev	Anheuser Busch	July 2008
Mars	Wrigley’s	Apr. 2008

For each of the selected precedent transactions, Lazard calculated and, to the extent information was publicly available, compared enterprise value as a multiple of EBITDA for the trailing twelve months (based on most recently publicly available information) prior to the date that the relevant transaction was announced. The results of the analyses were as follows:

Enterprise Value/ EBITDA
U.S. QSRs
Low	6.2x
Mean	11.4x
Median	9.2x
High	21.6x

Leading Canadian Retail Brands
Low	10.6x
Mean	11.0x
Median	11.0x
High	11.4x

Leading and Sizeable Consumer Brands
Low	12.4x
Mean	15.7x
Median	13.9x
High	20.6x

Based on the foregoing analyses and Lazard’s professional judgment, Lazard applied multiples of 11.0x to 16.0x to estimated EBITDA for Tim Hortons fiscal year ended December 31, 2015 provided in Tim Hortons management projections to calculate an implied equity value per share range for Tim Hortons of C$57.00 to C$87.75.

Other Analyses—Company

The analyses and data relating to Tim Hortons described below were presented to the board of directors of Burger King Worldwide for informational purposes.

Analyst Price Targets Analysis

Lazard reviewed recently available equity analyst price targets based on published, publicly available Wall Street equity research reports prepared by equity analysts covering Tim Hortons, which indicated target prices that ranged from C$56.00 per share of Tim Hortons common shares to C$79.00 per share.

52-Week High/Low Analysis

Lazard reviewed the range of trading prices of Tim Hortons common shares for the 52 weeks ended on August 22, 2014. Lazard observed that, during such period, the daily intra-day share prices of Tim Hortons common shares ranged from C$56.12 per share to C$68.90 per share.

Discounted Cash Flow Analysis—Burger King Worldwide

Lazard performed a discounted cash flow analysis of Burger King Worldwide as of July 1, 2014. As described above in “Discounted Cash Flow Analysis—Company”, discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of estimated future cash flows of such company. Lazard calculated the discounted cash flow value as the sum of the net present value of the estimated future cash flows that Burger King Worldwide is expected to generate for each of the years from

July 1, 2014 through December 31, 2022 and the estimated terminal value of Burger King Worldwide at the end of 2022.

Lazard performed this discounted cash flow analysis of Burger King Worldwide on a standalone basis on the following bases: (1) (a) using publicly available consensus estimates from FactSet and extrapolations thereto prepared based on the guidance of management of Burger King Worldwide and approved for Lazard’s use (the “Consensus Street Case”) and (b) Burger King Worldwide’s estimated effective tax rate (as indicated by Burger King Worldwide’s management), (2) (a) using financial forecasts provided to Lazard by Burger King Worldwide relating to the business of Burger King Worldwide and extrapolations thereto prepared based on the guidance of management of Burger King Worldwide and approved for Lazard’s use (the “Burger King Worldwide Management Case”) and (b) the U.S. marginal corporate income tax rate (assumed for informational purposes at the direction of Burger King Worldwide) and (3) (a) using the Burger King Worldwide Management Case and (b) Burger King Worldwide’s estimated effective tax rate (as indicated by Burger King Worldwide’s management).

Consensus Street Case

Lazard applied discount rates ranging from 6.5% to 8.0%, and terminal growth rates ranging from 1.75% to 2.25%, to the estimated future cash flows of Burger King Worldwide. Using its professional judgment, Lazard selected the ranges of discount rates (based on an analysis of weighted average cost of capital) and terminal growth rates above. This analysis indicated an implied per share equity value reference range for Burger King Worldwide’s common stock of $24.72 to $37.74 and an implied terminal value EBITDA multiple reference range of 12.2x to 17.8x.

Burger King Worldwide Management Case One

Lazard applied discount rates ranging from 6.5% to 8.0%, and terminal growth rates ranging from 1.75% to 2.25%, to the estimated future cash flows of Burger King Worldwide. Using its professional judgment, Lazard selected the ranges of discount rates (based on an analysis of weighted average cost of capital) and terminal growth rates above. This analysis indicated an implied per share equity value reference range for Burger King Worldwide’s common stock of $24.20 to $37.13 and an implied terminal value EBITDA multiple reference range of 10.5x to 15.4x.

Burger King Worldwide Management Case Two

Lazard applied discount rates ranging from 6.5% to 8.0%, and terminal growth rates ranging from 1.75% to 2.25%, to the estimated future cash flows of Burger King Worldwide. Using its professional judgment, Lazard selected the ranges of discount rates (based on an analysis of weighted average cost of capital) and terminal growth rates above. This analysis indicated an implied per share equity value reference range for Burger King Worldwide’s common stock of $28.42 to $43.19 and an implied terminal value EBITDA multiple reference range of 12.0x to 17.5x.

Selected Comparable Companies Analysis—Burger King Worldwide

Lazard reviewed and analyzed selected public companies in the coffee/specialty, QSR and fast casual restaurant industries that it viewed as reasonably comparable to Burger King Worldwide based on Lazard’s knowledge of such industries. In performing these analyses, Lazard reviewed and analyzed certain publicly available financial information, implied multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for Burger King Worldwide. Specifically, Lazard compared Burger King Worldwide to the following public companies:

Industry	Company
Coffee/Specialty	Starbucks Corporation
Dunkin’ Brands Group
Krispy Kreme Doughnuts
Tim Hortons Inc.

QSR	McDonald’s Corporation
YUM! Brands, Inc.
Domino’s Pizza
Wendy’s Company
Jack in the Box
Papa John’s International
Sonic Corp.
Popeye’s Louisiana Kitchen

Fast Casual	Chipotle Mexican Grill
Panera Bread Company
Fiesta Restaurant Group
Noodles & Co.
Potbelly Corp.

Although none of the selected companies is directly comparable to Burger King Worldwide, the companies included are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks and size and scale of business, which for purposes of analysis Lazard considered similar to Burger King Worldwide. Based on FactSet estimates and other public information, Lazard reviewed, among other things, the enterprise value of each selected comparable company as a multiple of such comparable company’s projected EBITDA for the fiscal year ending December 31, 2015. The results of the analyses were as follows:

Enterprise Value/ EBITDA 2015E
Coffee/Specialty
Low	11.6x
Mean	13.3x
High	14.6x
QSR
Low	9.7x
Mean	11.3x
High	15.1x
Fast Casual
Low	8.9x
Mean	13.4x
High	21.2x
Combined
Low	8.9x
Mean	12.3x
High	21.2x

Based on the foregoing and Lazard’s professional judgment, including, without limitation, considering Burger King Worldwide’s then-current enterprise value as a multiple of 2015 EBITDA (15.1x based on the Consensus Street Case; 14.4x based on the Burger King Worldwide Management Case), Lazard applied multiples of 14.0x to 16.0x to estimated EBITDA for the Burger King Worldwide fiscal year ending December 31, 2015. The results of the foregoing analysis implied an equity value per share range for Burger King Worldwide of $24.50 to $28.75, in the case of the Consensus Street Case, and $26.00 to $30.50, in the case of the Burger King Worldwide Management Case.

Other Analyses—Burger King Worldwide

The analyses and data described below were presented to the board of directors of Burger King Worldwide for informational purposes.

Analyst Price Targets Analysis

Lazard reviewed recently available equity analyst price targets based on published, publicly available Wall Street Journal equity research reports prepared by equity analysts covering Burger King Worldwide, which indicated target prices that ranged from $25.00 per share of Burger King Worldwide’s common stock to $30.00 per share.

52-Week High/Low Analysis

Lazard reviewed the range of trading prices of shares of Burger King Worldwide’s common stock for the 52 weeks ended on August 22, 2014. Lazard observed that, during such period, the daily intra-day share prices of Burger King Worldwide’s common stock ranged from $18.86 per share to $28.00 per share.

“Transaction Consequences” Analysis

Lazard reviewed and analyzed certain financial information in order to compare the stand-alone per share value of Burger King Worldwide common stock to the pro-forma per share value of Burger King Worldwide common stock (after giving effect to and the projected synergies and other benefits under various scenarios anticipated by the management of Burger King Worldwide to be realized from the transaction). This comparison analysis is referred to as the “transaction consequences” analysis.

Lazard performed a discounted cash flow analysis to calculate the estimated present value of the unlevered, after-tax free cash flows that Burger King Worldwide, on a stand-alone and on a pro-forma basis, was forecasted to generate during the calendar years 2014 to 2022 (as provided by Burger King Worldwide management). Lazard calculated the estimated stand-alone equity value of Burger King Worldwide. Lazard then adjusted the pro forma equity value for the stand-alone value of Tim Hortons, the present value of acquisition debt, fees and expenses, and projected changes in the combined company’s capital structure and projected synergies and other benefits. This analysis resulted in the following range midpoint implied per share values of Burger King Worldwide common stock, in each case on a stand-alone and on a pro-forma basis:

Implied Per Share Values of Burger King Worldwide Common Stock

Stand-Alone: $31.13

Pro-Forma: $38.82

Miscellaneous

Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the board of directors of Burger King Worldwide in connection with, the provision of its opinion to the board of directors of Burger King Worldwide as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of Burger King Worldwide (other than Holdings, Partnership, Merger Sub and affiliates of Burger King Worldwide) in the transactions to such stockholders of Burger King Worldwide. These analyses do not purport to be appraisals nor do they necessarily reflect or purport to reflect the prices at which businesses or securities actually may be sold or the prices at which any securities have traded or may trade at any time in the future. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Lazard nor any other person assumes responsibility if future results are materially different from those forecast.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard in the past has provided, currently is providing and in the future may provide certain investment banking services to Burger King Worldwide’s principal stockholder, 3G Capital, and certain of its affiliates, for which Lazard has received and may receive compensation, including, without limitation, having advised 3G Capital in connection with the acquisition of Burger King Worldwide in 2010 and, in the past two years, having advised 3G Capital in connection with the acquisition of H.J. Heinz Company and having advised Anheuser-Busch InBev and predecessor companies, in which certain affiliates of 3G Capital have an interest, on numerous transactions (including the purchase of Oriental Brewery, the combination with Grupo Modelo and the related divestitures of the U.S. business of Grupo Modelo and Santos Laguna). In connection with Lazard’s role as financial advisor in such 2010 acquisition of Burger King Worldwide and such acquisition of H.J. Heinz Company, fees in an aggregate amount of $31.5 million were paid by 3G Capital to Lazard. In addition, in the ordinary course, Lazard and its affiliates and its and their employees may trade securities of Burger King Worldwide, Tim Hortons and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Burger King Worldwide, Tim Hortons and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

In connection with Lazard’s services as financial advisor to Burger King Worldwide with respect to the transactions, Burger King Worldwide agreed to pay Lazard a fee of $13.75 million, $2.5 million of which was payable upon the date of public announcement by Burger King Worldwide of the execution of the definitive agreement providing for the transactions and the remainder of which is payable upon consummation of the transactions. In the event that any company or entity formed or used by Burger King Worldwide is paid a break-up, termination or similar fee, upon receipt thereof, Burger King Worldwide agreed to pay Lazard a fee equal to 10% of such amount net of Burger King Worldwide’s fees and expenses in connection with the transactions, provided that such fee may not exceed $5 million and will be credited against the amount of Lazard’s aggregate fee described above to the extent subsequently payable. Burger King Worldwide has also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or be related to Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

The type and amount of consideration payable in the transactions was determined through arm’s-length negotiations between Tim Hortons and Burger King Worldwide, rather than by any financial advisor, and was approved by the board of directors of Burger King Worldwide. Lazard did not recommend any specific transactions consideration to the board of directors of Burger King Worldwide or to Burger King Worldwide or that any given transactions consideration constituted the only appropriate consideration for the transactions. The decision to enter into the arrangement agreement was solely that of the board of directors of Burger King Worldwide. As described above, the opinion of Lazard was one of many factors taken into consideration by the board of directors of Burger King Worldwide in making the determination to approve the arrangement agreement. Consequently, the analyses described above should not be viewed as determinative of the opinion of the board of directors of Burger King Worldwide with respect to the transactions consideration.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to Burger King Worldwide because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of Burger King Worldwide.

Certain Unaudited Tim Hortons Forecasts

Tim Hortons does not, as a matter of course, make public long-term annual projections as to future revenues, earnings or other results. However, in connection with the evaluation of the arrangement, Tim Hortons made available to Burger King Worldwide, its board of directors and its financial advisors certain unaudited prospective financial information based on Tim Hortons strategic plan for the five-year period from 2014 through 2018, on a stand-alone, pre-transaction basis. In the view of Tim Hortons management, the projections prepared by it were prepared on a reasonable basis, reflected the best then-available estimates and judgments, and presented, to the best of Tim Hortons knowledge and belief, the expected course of action and expected future financial performance of Tim Hortons on a standalone basis. The projections that are presented below reflect certain assumptions and judgments made by Tim Hortons. However, this information is not fact and should not be relied upon as necessarily indicative of actual future results, and readers of this joint information statement/circular are cautioned not to place undue reliance on the prospective financial information. The information about projections included in this joint information statement/circular is presented solely to give Burger King Worldwide stockholders and Tim Hortons shareholders access to the information that was made available to Burger King Worldwide and its representatives.

The projections were not prepared with a view toward public disclosure or for complying with the published guidelines of the SEC or any Canadian securities regulators regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections have been prepared by, and are the responsibility of, Tim Hortons management. Neither Tim Hortons independent registered public accounting firm, nor Burger King Worldwide’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projections, nor have they expressed any opinion or any other form of assurance on such projections or the achievability of the results reflected in such projections, and they assume no responsibility for, and disclaim any association with, such projections. The report of PricewaterhouseCoopers LLP incorporated by reference in this joint information statement/circular relates only to the historical consolidated financial statement of Tim Hortons Inc. incorporated by reference herein. It does not extend to the projections and should not be read to do so.

The projections included in this joint information statement/circular are subjective in many respects and thus subject to interpretation. While presented with numeric specificity, and considered reasonable by management at the time they were prepared, such projections reflect numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Tim Hortons business and the factors listed in this joint information statement/circular under the section entitled “Risk Factors,” as well as the risk factors set out in Tim Hortons public disclosure documents incorporated by reference in this joint information statement/circular, all of which are difficult to predict and many of which are beyond Tim Hortons control. The information contained in the projections was based on assumptions that were accurate at the time of preparation. In addition, since the projections cover multiple years, such information by its nature becomes less predictive with each successive year.

The projections were based on Tim Hortons as a standalone company. Such projections do not take into account the transactions contemplated by the arrangement agreement, including the impact of negotiating or executing the transactions, the expenses that may be incurred in connection with consummating the transactions, the potential synergies that may be achieved by the combined company as a result of the transactions, the effect of any business or strategic decision or action that has been or will be taken as a result of the arrangement agreement having been executed, or the effect of any business or strategic decisions or actions which likely would have been taken if the arrangement agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the transactions.

Burger King Worldwide stockholders and Tim Hortons shareholders are urged to read the section entitled “Risk Factors” in this joint information statement/circular and Tim Hortons most recent SEC filings for a description of risk factors with respect to Tim Hortons business. You should read the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this joint information statement/circular for additional information regarding the risks inherent in forward-looking information such as the financial projections and “Where You Can Find More Information” in this joint information statement/circular.

Certain of the financial projections set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-GAAP financial measures as used by Tim Hortons may not be comparable to similarly titled amounts used by other companies. Quantitative reconciliations of the prospective non-GAAP measures included herein to the most directly comparable U.S. GAAP financial measures have not been provided. Not all of the information necessary for quantitative reconciliations is available to Tim Hortons at this time without unreasonable efforts. This is due primarily to variability and difficulty in making accurate detailed projections. Accordingly, Tim Hortons does not believe that reconciling information for such projected figures would be meaningful.

Neither Tim Hortons nor Burger King Worldwide has made any representation to the other, or to any stockholder of Burger King Worldwide or shareholder of Tim Hortons, in the arrangement agreement and neither makes any representation to Burger King Worldwide’s stockholders or Tim Hortons shareholders concerning any of the Burger King Worldwide or Tim Hortons projections included in this joint information statement/circular.

Key assumptions underlying the Tim Hortons projections include the following:

•	approximately 5.5% compound per annum growth of Tim Hortons revenue from 2013 through 2018, based on Tim Hortons management’s assessment of demand fundamentals;

•	manageable growth in total costs and expenses driving 9.1% compound per annum growth of Tim Hortons operating income from 2013 through 2018; and

•	achievement of the Tim Hortons strategic plan and its objectives.

A summary of the Tim Hortons projections is set forth below:

	Tim Hortons Financial Projections (in C$millions)
	Fiscal Year
	2013A	2014E	2015E	2016E	2017E	2018E
Revenues	3,256	3,328	3,551	3,792	4,034	4,251
Operating Income plus Total Depreciation(1)	783	853	925	1,008	1,084	1,158

(1)	Tim Hortons provided Burger King Worldwide with forecasts for operating income and total depreciation. Operating Income plus Total Depreciation should not be considered an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity.

Tim Hortons has not updated and does not intend to update, or otherwise revise the financial projections or underlying assumptions to reflect circumstances existing since their preparation or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which such projections were based are shown to be in error. Furthermore, Tim Hortons does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions. Accordingly, no undue reliance should be placed on any such assumptions or projections.

Interests of Certain Persons related to Tim Hortons in the Transactions

In considering the recommendation of the Tim Hortons board of directors with respect to the transactions, Tim Hortons shareholders should be aware that the executive officers and directors of Tim Hortons have certain interests in the transactions that may be different from, or in addition to, the interests of Tim Hortons shareholders generally. The Tim Hortons board of directors was aware of these interests and considered them, among other matters, in approving the arrangement agreement and the transactions contemplated thereby, including the arrangement, and making its recommendation that the Tim Hortons shareholders adopt the arrangement agreement and approve the transactions contemplated thereby. For purposes of the arrangements described below, to the extent applicable, the completion of the transactions will constitute a change in control or term of similar meaning. These interests are described in further detail below, and certain of them are quantified in the narrative and table below.

Treatment of Outstanding Tim Hortons Equity Awards

Stock Options. Pursuant to the arrangement, each outstanding vested surrendered Tim Hortons stock option will be surrendered and transferred to Tim Hortons in consideration for the issuance of the number of Tim Hortons common shares, rounded down to the nearest whole share, equal in value to the in-the-money value of such surrendered Tim Hortons stock option. The in-the-money value of the Tim Hortons stock option is the amount by which the fair market value of a Tim Hortons common share exceeds the exercise price of the Tim Hortons stock option. The surrendered Tim Hortons stock options will be terminated at the time of their surrender and Tim Hortons common shares issued in respect of such surrendered stock options will be treated as described below.

Pursuant to the arrangement, each outstanding Tim Hortons stock option (and its tandem stock appreciation right), whether vested or unvested, that is not a surrendered Tim Hortons stock option will be exchanged for a stock option (with a tandem stock appreciation right) to acquire from Holdings a number of Holdings common shares equal to the product of: (a) the number of Tim Hortons common shares subject to such Tim Hortons stock option multiplied by (b) the exchange ratio of 3.0879 (and rounded down to the nearest whole number of Holdings common shares). The exercise price per Holdings common share of such Holdings stock option shall be equal to the quotient of: (a) the exercise price per Tim Hortons common share subject to the exchanged Tim Hortons stock option divided by (b) the exchange ratio of 3.0879 (with the aggregate exercise price being rounded up to the nearest whole cent), provided that the in-the-money value of such Holdings stock options immediately after the issuance of such Holdings stock options may not exceed the in-the-money value of the Tim Hortons stock options immediately prior to such issuance. Subject to the foregoing, each Holdings stock option will have the same terms and conditions as were applicable to the exchanged Tim Hortons stock option.

Restricted Stock Units and Performance Stock Units. Pursuant to the arrangement, all outstanding Tim Hortons restricted stock units and performance stock units will vest, with the number of performance stock units vesting determined based on the maximum or highest level achievable, and Tim Hortons common shares will be issued in full settlement of such awards on the basis of one Tim Hortons common share for each restricted stock unit or performance stock unit.

Tim Hortons common shares issued in consideration for surrendered Tim Hortons stock options or in settlement of restricted stock unit awards and performance stock unit awards will be transferred to Amalgamation Sub pursuant to the arrangement and the holders of such Tim Hortons common shares will be entitled to make an election in respect of the arrangement consideration to be received in consideration for such transfer.

Deferred Stock Units. At the effective time of the arrangement, all outstanding Tim Hortons deferred stock units will ordinarily vest in accordance with the plan terms of the Tim Hortons deferred stock units, or DSUs, and require settlement as the director will cease to serve in such capacity for Tim Hortons. Each DSU will be settled for the value of C$65.50 plus the value of 0.8025 newly issued common shares of Holdings (with the value determined based on the opening price of a common share of Holdings on the TSX on the first trading day following the effective time of the arrangement).

For an estimate of the amounts that would become payable to each of the Tim Hortons named executive officers on settlement of their unvested equity awards, see “—Quantification of Potential Payments to Tim Hortons Named Executive Officers in connection with the Arrangement” below. We estimate that the aggregate amount that would become payable to the five other executive officers of Tim Hortons on settlement of their unvested equity awards if the effective time of the arrangement were September 15, 2014, and based on a price per Tim Hortons common share of C$87.77 (the average closing price of a Tim Hortons common share on the five days following the announcement of the arrangement), is C$6,808,963. We estimate that the aggregate amount that would become payable to all of the Tim Hortons non-employee directors on settlement of their deferred stock units if the effective time of the arrangement were September 15, 2014, and based on a price per share Tim Hortons common shares of C$87.77, is C$13,926,956.

Employment and Change-in-Control Agreements

Tim Hortons is party to agreements with each of its executive officers that provide for the severance benefits described below upon a termination of employment without cause or for good reason within two years following the consummation of the transactions (each, a “qualifying termination”). Pursuant to the terms of the arrangement agreement, Burger King has acknowledged that each of the Tim Hortons executive officers will have the right to terminate his or her employment for good reason under the terms of the Tim Hortons benefit plans, agreements and arrangements as a result of the consummation of the transactions.

In the event of a qualifying termination, the Tim Hortons executive officers would be entitled to the following payments and benefits:

Accrued Obligations. Each executive officer would receive all earned or accrued but unpaid compensation, including base salary, vacation pay and other compensation and benefits that have been earned or become payable, including a contribution to the supplemental pension plan, prorated for the portion of the year elapsed as of the qualifying termination. In addition, each executive officer would be entitled to receive a prorated annual incentive award for the year of termination; however, as described below, for fiscal year 2014 and for so long as the executive officers participate in the Tim Hortons Executive Annual Performance Plan a full payout will be made and, this provision regarding proration will not apply.

Equity Vesting. All outstanding Tim Hortons equity awards would vest in full as of the date of termination.

Severance Payment. Each executive officer would receive a cash severance payment, payable in a lump sum within 10 days following the date of termination, in an amount equal to two times the greater of (a) the executive officer’s base salary and target bonus in effect at the time notice of termination is given and (b) the sum of the average of the executive officer’s base salary and target bonus in effect at the time notice of termination is given and during the two years preceding notice of termination.

Insurance Continuation. For a period of two years following the date of termination each executive officer would receive the life, disability, medical, dental and hospitalization benefits that were provided to the executive officer at the time of notice of termination for a period of two years. Such benefits will be no less favorable to the executive officer, in terms of the amounts and deductibles and costs to the executive, than the coverage provided to the executive officer at the time of the notice of termination.

Pension Contributions. Each executive officer would receive a cash payment, payable in a lump sum within ten days following the date of termination, equal to the present value of employer contributions that the executive officer would have accrued under the registered pension plan and supplemental pension plan, if any, had the executive officer remained employed for two years following the date of termination, with contributions calculated based on the executive’s base salary and rate of the employer contribution in effect as of the date of termination.

Automobile Expenses. For a period of two years following the date of termination, each executive officer would receive a monthly car allowance based on a pre-determined amount for the car, gas, maintenance and insurance for the grade level of the executive officer.

For an estimate of the value of the payments and benefits described above that would become payable under the employment or change-in-control agreements to each of the named executive officers of Tim Hortons, see “—Quantification of Potential Payments to Tim Hortons Named Executive Officers in Connection with the Arrangement” below. We estimate that the aggregate amount of the cash payments (including severance payment, pension contributions and auto expenses) and the cost of insurance continuation described above that would become payable to the five other executive officers of Tim Hortons if the effective time of the arrangement were September 15, 2014 and they all experienced a qualifying termination at such time is C$6,131,267.

Annual Incentive Awards

Under the arrangement agreement, Tim Hortons may generally pay full annual incentive awards in respect of fiscal year 2014 prior to consummation of the transactions to all employees who participate in such programs, including the executive officers, regardless of whether such employees experience a qualifying termination. The amount of such incentive awards will be based on the greatest of (a) the annual incentive compensation award paid or payable to the participant for fiscal year 2013, (b) the annual incentive compensation award that would be payable to such participant assuming that Tim Hortons achieved the target level of the applicable performance objectives for the fiscal year 2014 and (c) the annual incentive award that would be payable to such participant based on Tim Hortons actual performance and achievement of applicable performance objectives for fiscal year 2014, subject to adjustment consistent with historical practice.

In addition, if the transactions are consummated in fiscal year 2015 or later, under the current Tim Hortons Executive Annual Performance Plan, each executive officer who experiences a qualifying termination in such year will receive a full annual incentive award, payable in an amount equal to the greatest of (a) the annual incentive award paid or payable to such executive officer for the fiscal year prior to the consummation of the transactions, (b) the annual incentive award that would be payable to such executive officer for the fiscal year in which the transactions are consummated assuming that Tim Hortons achieved the target level of the performance objectives for such fiscal year and (c) the annual incentive award that would be payable to such executive officer for the fiscal year in which the transactions are consummated based on Tim Hortons actual performance and achievement of applicable performance objectives for such fiscal year.

For an estimate of the value of the fiscal year 2014 annual incentive awards that would become payable to each of the named executives of Tim Hortons, see “—Quantification of Potential Payments to Tim Hortons Named Executives in Connection with the Arrangement” below. We estimate that the aggregate amount of the fiscal year 2014 annual incentive awards that would become payable to the five other executive officers of Tim Hortons if the effective time of the arrangement were September 15, 2014, and assuming that actual performance is equal to target performance for fiscal year 2014, is C$1,052,796.

Tax Matters

Under the terms of the arrangement agreement, Tim Hortons may, in consultation with Burger King Worldwide, implement strategies to mitigate any taxes arising under sections 280G and 4999 of the U.S. Internal Revenue Code. In addition, Tim Hortons may execute agreements with any individuals subject to such taxes to compensate such individuals for the cost of such excise taxes, provided that the cost of such arrangements may not exceed $2.5 million without the consent (not to be unreasonably withheld) of Burger King Worldwide. As of the date of this filing, Tim Hortons has not entered into any agreements.

Indemnification Insurance

Under the terms of the arrangement agreement, the directors and executive officers of Tim Hortons will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation following the arrangement. Such indemnification and insurance coverage is further described in the section entitled “The Arrangement Agreement—Indemnification and Insurance”.

Tim Hortons—Directors and Officers Following the Transactions

The Holdings board of directors after the transactions is expected to be eleven members and will include each of the current directors of Burger King Worldwide, in addition to three of the current Tim Hortons directors designated by Tim Hortons. Each of the Tim Hortons director designees must be a “resident Canadian” for the purposes of the CBCA and two of the designees must qualify as “independent” under U.S. and Canadian securities laws and the respective rules of the TSX and the NYSE. In addition, the senior management of Holdings following the closing of the transactions may include members of Tim Hortons senior management team. Accordingly, certain Tim Hortons directors and certain members of senior management may be entitled to receive compensation from Holdings in such capacities following the consummation of the transactions. For additional information regarding the compensation directors or members of senior management may receive see “Post-Transactions Organizational Structure—Corporate Governance and Management of Holdings.”

Quantification of Potential Payments to Tim Hortons Named Executives in Connection with the Arrangement

Set forth in the table below is information about certain compensation payable to the individuals who were named executive officers of Tim Hortons for fiscal year 2013 that is based on or otherwise relates to the arrangement and assumes, among other things, that the named executive officers who are currently executive officers will incur a qualifying termination of employment immediately following a change in control. For additional details regarding the terms of the payments described below, see the discussion under the caption “Interests of Certain Persons related to Tim Hortons in the Transactions” above.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the consummation of the arrangement. Pursuant to the arrangement agreement, the consummation of the arrangement constitutes a change in control for the purposes of all applicable compensation plans or agreements. For purposes of calculating such amounts, we have assumed:

•	That the transactions will be consummated on September 15, 2014; and

•	Each named executive’s employment is terminated without “cause” or for “good reason” immediately following the transactions.

Name	Cash (C$)(1)	Equity (C$)(2)	Perquisites/ Benefits (C$)(3)	Tax Reimburse- ment (C$)(4)	Total (C$)
Current Named Executive Officers
Marc Caira (5)
Chief Executive Officer	5,424,655	10,159,825	14,561	0	15,599,041
Cynthia J. Devine Chief Financial Officer	2,733,797	3,817,637	14,561	0	6,565,995
David F. Clanachan Chief Operating Officer	2,733,797	3,833,484	14,561	0	6,581,842
Roland M. Walton President, Tim Hortons Canada	2,653,763	3,181,440	14,561	0	5,849,764
Former Named Executive Officers
Paul D. House (6) Chairman, formerly Executive Chairman, President and Chief Executive Officer	n/a	5,039,244	n/a	n/a	5,039,244
William A. Moir (6) Former Chief Brand and Marketing Officer	n/a	1,457,333	n/a	n/a	1,457,333

(1)	The cash payments payable to each of the named executives consist of the following components:

(a)	A severance payment, payable in a lump sum within ten days following the date of termination, in an amount equal to two times the greater of (i) base salary and target bonus in effect at the time notice of termination is given and (ii) the sum of the average of the named executive’s base salary and target bonus in effect at the time notice of termination is given and during the two years preceding notice of termination;
(b)	An amount, payable in a lump sum within ten days following the date of termination, equal to the present value of employer contributions that the named executive would have accrued under the registered pension plan and supplemental pension plan, if any, had the named executive remained employed for two years following the date of termination, plus a contribution to the supplemental pension plan, prorated for the portion of the year elapsed as of the qualifying termination;
(c)	A monthly car allowance based on a pre-determined amount for the car, gas, maintenance and insurance for the grade level of the executive officer, payable for two years following the date of termination; and
(d)	An annual incentive payment in respect of fiscal year 2014, based on the greatest of (i) the annual incentive compensation award paid or payable to the named executive for fiscal year 2013, (ii) the annual incentive compensation award that would be payable to such participant assuming that Tim Hortons achieved the target level of the applicable performance objectives for the fiscal year 2014 and (iii) the annual incentive award that would be payable to such participant based on Tim Hortons actual performance and achievement of applicable performance objectives for fiscal year 2014. For purposes of the amount reflected above, it is assumed that actual performance will equal target performance for fiscal year 2014.

Except for the annual incentive payment in respect of fiscal year 2014, which is payable prior to the consummation of the transactions, all components of the cash payment are “double-trigger” (i.e., they are contingent upon a qualifying termination following the consummation of the transactions). The estimated amount of each component of the cash payment is set forth in the table below.

Name	Severance Payment (C$)	Pension Contributions (C$)	Car Allowance (C$)	Annual Bonus (C$)
Current Named Executive Officers
Marc Caira	3,820,000	547,055	57,600	1,000,000
Cynthia J. Devine	1,920,000	293,197	45,600	475,000
David F. Clanachan	1,920,000	293,197	45,600	475,000
Roland M. Walton	1,840,000	290,663	45,600	477,500

(2)	As described in more detail in “The Arrangement Agreement—Treatment of Outstanding Tim Hortons Equity Awards,” upon the consummation of the transactions, (a) each restricted stock unit and performance stock unit will vest (performance stock units will vest at maximum performance) and be settled for Tim Hortons common shares, and the holder will be entitled to make an election to receive the arrangement consideration, (b) each vested option may be exercised or surrendered contingent upon the closing, and the holder will be entitled to make an election to receive the arrangement consideration with respect to net Tim Hortons common shares received upon exercise, subject to adjustment, (c) all outstanding options that are not exercised or surrendered prior to or contingent upon the consummation of the arrangement will be converted into options to purchase Holdings common shares which, pursuant to the employment or change-in-control agreements with the named executive officers, would vest upon a qualifying termination, and (d) for Paul D. House who has been receiving deferred stock units since his appointment as Chairman in July 2013, each deferred stock unit will be deemed vested and he will receive a cash payment equal to the sum of C$65.50 plus the value of 0.8025 Holdings common shares, based on the opening price of Holdings common shares on the first trading day immediately following the effective time.

The amounts above and in the table below assume a price per Tim Hortons common share of C$87.77 (the average closing price of Tim Hortons common shares on the five days following the announcement of the arrangement). Except for the options, which following the consummation of the transactions will continue to vest upon their existing vesting schedule or an earlier qualifying termination, all components of the equity payment are “single-trigger”.

Name	Restricted Stock Units (C$)	Performance Stock Units (C$)	Options (C$)	Deferred Stock Units (C$)
Current Named Executive Officers
Marc Caira	1,464,618	2,578,858	6,116,348	—
Cynthia J. Devine	975,125	773,605	2,068,907	—
David F. Clanachan	978,372	773,605	2,081,507	—
Roland M. Walton	812,662	644,671	1,724,106	—
Former Named Executive Officers
Paul D. House	4,879,398	—	—	159,847
William A. Moir	812,662	644,671	—	—

(3)	The amounts above reflect the company cost of continuation of the life, disability, medical, dental and hospitalization benefits that were provided to the named executive officers at the time of notice of termination for a period of two years. These benefits are “double-trigger.”
(4)	The estimated excise tax reimbursements are subject to change based on the actual consummation date of the transactions, date of termination of employment (if any) of the named executive, interest rates then in effect and certain other assumptions used in the calculations. The excise tax reimbursements are “single-trigger.”
(5)	In consideration for the severance benefits under his change-in-control agreement, Mr. Caira is subject to covenants concerning competition, solicitation of franchisees, business partners and employees, non-interference with suppliers and non-disparagement that apply for two years following his termination of employment.

(6)	Messrs. House and Moir are no longer executive officers and therefore are not entitled to severance compensation under employment or change-in-control agreements. Mr. House has unvested restricted stock units and deferred share units, and Mr. Moir has unvested restricted stock units and performance stock units, that will vest due to the change in control (“single-trigger”). Mr. Moir also has unvested options that will continue to vest according to their vesting schedule.

Interests of Certain Persons related to Burger King Worldwide in the Transactions

In considering the recommendation of the Burger King Worldwide board of directors with respect to the transactions, Burger King Worldwide stockholders should be aware that the executive officers and directors of Burger King Worldwide have certain interests in the transactions that may be different from, or in addition to, the interests of Burger King Worldwide stockholders. The Burger King Worldwide board of directors was aware of these interests and considered them, among other matters, in approving the arrangement agreement and the merger and making their recommendations to Burger King Worldwide stockholders. These interests are described below.

Burger King Worldwide—Directors and Officers Following the Transactions

Each of the members of the Burger King Worldwide board of directors is expected to serve as a director on the Holdings board of directors following the closing. In addition, the senior management of Holdings following the closing of the transactions will consist of members of Burger King Worldwide’s senior management teams. Accordingly, Burger King Worldwide directors and members of senior management may be entitled to receive compensation from Holdings in such capacities following the consummation of the transactions. For additional information regarding the compensation directors or members of senior management may receive see “Post-Transactions Organizational Structure—Corporate Governance and Management of Holdings.”

Burger King Worldwide—Merger-Related Compensation

None of Burger King Worldwide’s executive officers or directors is party to a change in control agreement or other agreement that provides for benefits solely upon the occurrence of the transactions contemplated by the arrangement agreement.

Likewise, the transactions do not constitute a “change in control” under the equity compensation plans of Burger King Worldwide and therefore will not cause any acceleration of outstanding Burger King Worldwide equity awards.

Burger King Worldwide—Indemnification and Insurance

Pursuant to the terms of the Arrangement Agreement, Burger King Worldwide directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Holdings. See “The Arrangement Agreement— Indemnification”.

In addition to the interests set forth in this section entitled “The Transaction—Interests of Certain Persons related to Burger King Worldwide in the Transactions” of this joint information statement/circular, certain officers and directors of Burger King Worldwide may be the compensation of the board of directors of Burger King Worldwide will not be affected by the merger.

The Written Consent of Certain Burger King Worldwide Stockholders

In connection with the arrangement agreement, on August 26, 2014, at the request of Tim Hortons, Tim Hortons entered into a voting agreement with 3G, the holder of approximately 243,858,915 of shares of Burger King Worldwide common stock, which represents 69.22% of the outstanding shares of Burger King Worldwide common stock and a sufficient number of shares of Burger King Worldwide common stock to approve the merger and adopt the arrangement agreement. Pursuant to the voting agreement, 3G Capital agreed to deliver a written consent approving the merger and adopting the arrangement agreement within five days following the effective time of the registration statement of which this joint information statement/circular forms a part, registering the Holdings common shares to be issued in connection with the transactions. Pursuant to the voting agreement, 3G Capital also granted to Tim Hortons an irrevocable proxy to secure 3G Capital’s obligations under the voting agreement. Also pursuant to the voting agreement, 3G Capital agreed that it would make an exchangeable election in connection with the merger.

The foregoing description of the voting agreement is not complete and is qualified in its entirety by reference to the voting agreement, which is filed as Exhibit 10.1 hereto and the form of written consent which is attached hereto as Annex J and is incorporated herein by reference.

The merger requires approval by a majority of the outstanding shares of Burger King Worldwide common stock. Each share of Burger King Worldwide common stock is entitled to one vote. As discussed above, 3G Capital, which controls 69.22% of the total voting power of Burger King Worldwide’s outstanding shares of common stock, has agreed to deliver a written consent, in the form attached hereto as Annex J, approving the merger and adopting the arrangement agreement within five days following the effective time of the registration statement of which this joint information statement/circular is a part. Accordingly, no vote is required on your part. Therefore, Burger King Worldwide will not need to hold a special meeting and no further action is required on the part of Burger King Worldwide stockholders. Burger King Worldwide stockholders will, however, be able to make an election to receive only Partnership exchangeable units in the merger if they so choose, subject to proration, as described in “The Transactions—Election and Proration Procedures; Exchange of Shares of Burger King Worldwide Common Stock”.

Appraisal / Dissent Rights

Burger King Worldwide

Appraisal rights are statutory rights under Delaware law that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to Burger King Worldwide stockholders in connection with the merger.

Tim Hortons

Registered holders of Tim Hortons common shares are entitled to dissent (dissent rights) from the arrangement resolution in the manner provided in section 190 of the CBCA, as modified by the interim order and the plan of arrangement as described herein.

This section summarizes the provisions of section 190 of the CBCA, as modified by the interim order and the plan of arrangement. Registered holders of Tim Hortons common shares who wish to exercise dissent rights should obtain legal advice and carefully read the provisions of the plan of arrangement and the provisions of section 190 of the CBCA, which are appended hereto as Annex B and Annex K, respectively.

Anyone who is a beneficial owner of Tim Hortons common shares registered in the name of an intermediary and who wishes to dissent should be aware that only registered holders of Tim Hortons common shares are entitled to exercise dissent rights. A registered holder of Tim Hortons common shares who holds Tim Hortons common shares as an intermediary for one or more beneficial owners, one or more of whom wish to exercise dissent rights, must exercise such dissent rights on behalf of such holder(s). In such case, the written objection should specify the number of Tim Hortons common shares held by the intermediary for such beneficial owner. A Tim Hortons shareholder who has duly exercised its dissent rights and has not withdrawn or been deemed to have withdrawn such exercise of dissent rights, but only in respect of Tim Hortons common shares in respect of which dissent rights are validly exercised by such dissenting Tim Hortons shareholder, may dissent only with respect to all the Tim Hortons common shares held on behalf of any one beneficial owner and registered in the name of the dissenting Tim Hortons shareholder.

Each registered holder of Tim Hortons common shares who properly exercises dissent rights (or on whose behalf dissent rights have been properly exercised) who is:

(a) ultimately entitled to be paid fair value for such holder’s Tim Hortons common shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the final order becomes effective, will be deemed to have transferred such holder’s Tim Hortons common shares to Amalgamation Sub as of the effective time of the arrangement and as set forth in the plan of arrangement, and will not be entitled to any other payment or consideration, including any payment that would be payable under the arrangement had such dissenting shareholder not exercised dissent rights in respect of such Tim Hortons common shares; or

(b) ultimately not entitled, for any reason, to be paid such fair value for such holder’s Tim Hortons common shares, will be deemed to have participated in the arrangement with respect to such Tim Hortons common shares, as of the effective time of the arrangement on the same basis as a holder of Tim Hortons common shares to which section 3.2(h) of the plan of arrangement applies.

Notwithstanding section 190(5) of the CBCA, all written objections must be received by Tim Hortons on or prior to 5:00 p.m., Toronto time, on the second business day immediately prior to the date of the Tim Hortons special meeting (as it may be adjourned or postponed from time to time). It is important that Tim Hortons shareholders strictly comply with this timing requirement, which is different from the statutory dissent provisions of the CBCA that would permit a written objection to be provided at or prior to the Tim Hortons special meeting.

The filing of a written objection does not deprive a registered Tim Hortons shareholder of the right to vote at the Tim Hortons special meeting; however, a registered Tim Hortons shareholder who has submitted a written objection and who votes in favor of the arrangement resolution will no longer be considered a dissenting shareholder with respect to such holder’s Tim Hortons common shares voted in favor of the arrangement resolution. If such dissenting shareholder votes in favor of the arrangement resolution in respect of a portion of the Tim Hortons common shares he, she or it holds as an intermediary on behalf of any one beneficial owner, such vote approving the arrangement resolution will be deemed to apply to the entirety of the Tim Hortons common shares held in the name of that beneficial owner, given that section 190 of the CBCA provides there is no right of partial dissent. A vote against the arrangement resolution will not constitute a written objection for purposes of exercising dissent rights.

On the filing of a demand for payment (and in any event upon the effective time of the arrangement), a dissenting Tim Hortons shareholder ceases to have any rights in respect of its Tim Hortons common shares, other than the right to be paid the fair value of its Tim Hortons common shares as determined pursuant to section 190 of the CBCA and the interim order and the final order, except where, prior to the date at which the arrangement becomes effective: (i) the dissenting Tim Hortons shareholder withdraws its demand for payment before Tim Hortons makes an offer to pay to the dissenting Tim Hortons shareholder; (ii) an offer to pay is not made and the dissenting shareholder withdraws its demand for payment; or (iii) the Tim Hortons board of directors revokes the arrangement resolution, in which case Tim Hortons will reinstate the dissenting Tim Hortons shareholder’s rights in respect of its Tim Hortons common shares as of the date the demand for payment was sent. Pursuant to the plan of arrangement, in no case will Tim Hortons, Holdings, Amalgamation Sub or any other person be required to recognize any dissenting Tim Hortons shareholder as the holder of any Tim Hortons common shares in respect of which dissent rights have been validly exercised after the effective time of the arrangement, and the names of such Tim Hortons shareholders will be deleted from the list of registered Tim Hortons shareholders at the effective time of the arrangement. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise dissent rights: (i) holders of securities convertible or exercisable for Tim Hortons common shares (including holders of Tim Hortons stock options or other equity awards); and (ii) Tim Hortons shareholders who voted (or have instructed a proxyholder to vote) in favor of the arrangement resolution.

The above is only a summary of the provisions of the CBCA pertaining to dissent rights, as modified by the interim order and the plan of arrangement, which are technical and complex. If you are a Tim Hortons shareholder and wish to directly or indirectly exercise dissent rights, you should seek your own legal advice as failure to strictly comply with the provisions of the CBCA, as modified by the interim order and the plan of arrangement, may prejudice your dissent rights.

Regulatory Approvals Required

U.S. Regulatory Approvals

Under the HSR Act, and the rules and regulations promulgated thereunder by the FTC, the transactions cannot be consummated until notifications have been submitted and certain information has been furnished to the Antitrust Division and the FTC, and the specified waiting period requirements have been satisfied.

Burger King Worldwide and Tim Hortons filed pre-merger notification and report forms pursuant to the HSR Act with the Antitrust Division and the FTC on or before September 17, 2014. Early termination of the waiting period under the HSR Act with respect to the transactions was granted on September 26, 2014.

Canadian Regulatory Approvals

Competition Act (Canada)

Part IX of the Competition Act (Canada), as amended, including the regulations promulgated thereunder, which we refer to in this joint information statement/circular as the “Competition Act (Canada),” requires that the parties to certain transactions that exceed the thresholds set out in sections 109 and 110 of the Competition Act (Canada), which are referred to in this joint information statement/circular as “notifiable transactions,” provide the Commissioner of Competition, which person is referred to in this joint information statement/circular as the “commissioner,” with pre-closing notification of the transaction consisting of prescribed information.

Subject to certain limited exceptions, the parties to a notifiable transaction cannot complete the transaction until an applicable waiting period has expired or been terminated or an appropriate waiver has been provided by the commissioner. The waiting period is 30 days after the day on which the parties to the notifiable transaction have submitted their respective notifications. The parties are entitled to complete their notifiable transaction at the end of the 30-day period, unless the commissioner notifies the parties, pursuant to subsection 114(2) of the Competition Act (Canada), that the commissioner requires additional information that is relevant to the commissioner’s assessment of the notifiable transaction, which is referred to in this joint information statement/circular as a “supplementary information request”. In the event that the commissioner provides the parties with a supplementary information request, the notifiable transaction cannot be completed until 30 days after compliance with such supplementary information request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. The commissioner’s substantive assessment of a notifable transaction may extend beyond the statutory waiting period.

In addition or as an alternative to filing notifications containing the prescribed information, a party to a notifiable transaction may comply with Part IX of the Competition Act (Canada) by applying to the commissioner for: (i) an advance ruling certificate issued by the commissioner pursuant to section 102 of the Competition Act (Canada), which is referred to in this joint information statement/circular as an “advance ruling certificate;” or (ii) a no-action letter from the commissioner advising that he does not have grounds, at the time, on which to initiate proceedings before the Competition Tribunal under section 92 of the Competition Act

(Canada) to challenge the transactions and seek an order in respect of the transactions which is referred to in this joint information statement/circular as a “no-action letter,” and an exemption from the pre-merger notification obligation under paragraph 113(c) of the Competition Act (Canada).

The transactions contemplated by the arrangement agreement (including the arrangement and the merger) are notifiable transactions under the Competition Act (Canada), and as such, the parties must comply with the merger notifications provisions of Part IX of the Competition Act (Canada).

On September 19, 2014, the parties filed with the commissioner a request for an advance ruling certificate or no-action letter and their notifications. The statutory waiting period under Part IX of the Competition Act (Canada) expired on October 20, 2014, and the commissioner issued a no-action letter in respect of the transactions contemplated by the arrangement agreement on October 27, 2014.

Canada Transportation Act

Under the Canada Transportation Act, a transaction subject to pre-merger notification under the Competition Act (Canada) which involves a transportation undertaking cannot be completed until certain information has been provided to the Minister of Transport and either the Minister of Transport notifies the parties that she is of the opinion that the transaction does not raise issues with respect to the public interest or the transaction is approved by the Governor in Council.

Pursuant to the arrangement agreement, Canada Transportation Act approval will be obtained if the Minister of Transport provides (a) notice under subsection 53.1(4) of the Canada Transportation Act that the Minister of Transport is of the opinion that the transactions contemplated by the arrangement agreement do not raise issues with respect to the public interest as it relates to national transportation or (b) approval of the transactions contemplated by the arrangement agreement under subsection 53.2(7) of the Canada Transportation Act.

On September 19, 2014, the parties filed an application with the Minister of Transport for a notice confirming that the transactions contemplated by the arrangement agreement do not raise issues with respect to the public interest as relates to national transportation, and the Minister of Transport provided the parties with such notice on October 24, 2014.

Investment Canada Act

Under the Investment Canada Act, certain transactions involving the “acquisition of control” of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the Minister of Industry of Canada, who we refer to as the “Minister of Industry”, is satisfied that the transaction is likely to be of “net benefit” to Canada. Such a transaction is referred to in this joint information statement/circular as a “reviewable transaction.” The transactions contemplated by the arrangement agreement constitute a reviewable transaction under the Investment Canada Act.

The submission of an application for review triggers an initial review period of up to 45 days. If the Minister of Industry has not completed the review within 45 days, the Minister of Industry may unilaterally extend the review period by up to a further 30 days and he may seek additional extensions with the consent of the applicant.

The prescribed factors to be considered by the Minister of Industry in determining whether a reviewable transaction is likely to be of “net benefit” to Canada include, among other things, (i) the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, capital investment, resource processing, utilization of Canadian products and services and exports), (ii) the degree and significance of participation by Canadians in the acquired business, (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada, (iv) the effect of the investment on competition within an industry in Canada, (v) the compatibility of the investment with national and provincial industrial, economic and cultural policies, and (vi) the contribution of the investment to Canada’s ability to compete in world markets. The Minister of Industry will also consider, among other things, the views of the provincial governments where Tim Hortons carries on business and any written undertakings offered to Her Majesty in right of Canada in determining whether a reviewable transaction is likely to be of “net benefit” to Canada.

If, following his review, the Minister of Industry is satisfied that a reviewable transaction is likely to be of “net benefit” to Canada, the Minister of Industry is required to send a notice to that effect. If the Minister of Industry does not send notice of his approval within the initial 45-day period or the extended period, as the case may be, the Minister of Industry is deemed to be satisfied that the reviewable transaction is likely to be of “net benefit” to Canada and shall send a notice to that effect.

If, following his review, the Minister of Industry is not satisfied that a reviewable transaction is likely to be of “net benefit” to Canada, the Minister of Industry is required to send a notice to that effect, advising of the right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the applicant and the Minister of Industry.

Within a reasonable time after the expiry of the period for making representations and submitting undertakings as described above, the Minister of Industry shall send notice to the applicant that either the Minister of Industry is satisfied that the investment is likely to be of “net benefit” to Canada or confirmation that the Minister of Industry is not satisfied that the investment is likely to be of “net benefit” to Canada. In the latter case, the reviewable transaction may not be implemented.

Pursuant to the arrangement agreement, Investment Canada Act approval will be obtained if the responsible minister under the Investment Canada Act is satisfied or deemed to be satisfied that the transactions contemplated by the arrangement agreement are likely to be of “net benefit” to Canada pursuant to the Investment Canada Act and such approval has not been modified or withdrawn.

An application for review was filed with the Investment Review Division of Industry Canada on September 11, 2014. As of the date of this joint information statement/circular, the review of the transactions contemplated by the arrangement agreement under the Investment Canada Act is ongoing with an extension notice provided on October 27, 2014, and the Investment Canada Act approval required pursuant to the arrangement agreement has not been obtained.

Court Approval of the Arrangement

Interim Order

Tim Hortons was granted the interim order from the Ontario court on November 3, 2014, which provides for the calling and the holding of the Tim Hortons special meeting and other procedural matters related to the arrangement. See the interim order, which is attached as Annex L to this joint information statement/circular.

Final Order

As required under the CBCA, the arrangement requires approval by the Ontario court. Subsequent and subject to the approval of the arrangement resolution by Tim Hortons shareholders at the Tim Hortons special meeting in accordance with the interim order, the hearing in respect of the final order of the Ontario court approving the arrangement will be scheduled. At the hearing of the application for the final order, the Ontario court will consider, among other things, the fairness and reasonableness of the arrangement, both from a substantive and procedural point of view. The Ontario court may approve the arrangement, either as proposed or amended, in any manner the Ontario court may direct, subject to compliance with any terms and conditions, if any, as the Ontario court deems fit.

Participation in the hearing on the final order, including who may participate and present evidence or argument and the procedure for doing so, will be subject to the terms of the interim order. Any Tim Hortons shareholder who wishes to participate, to appear, to be represented, and to present evidence or arguments at the hearing, must serve and file a notice of appearance, which is referred to in this joint information statement/circular as a “notice of appearance”, and satisfy the other requirements of the Ontario court, as outlined in the interim order. In the event that the hearing on the final order is postponed, adjourned or rescheduled then, subject to further direction of the Ontario court, only those persons having previously served a notice of appearance in compliance with the interim order will be given notice of the new date.

Assuming the final order is granted and the conditions to closing contained in the arrangement agreement are satisfied or waived, then the articles of arrangement of Tim Hortons in respect of the arrangement that are required by the CBCA to be sent to the Director appointed pursuant to section 260 of the CBCA, which is referred to in this joint information statement/circular as the “CBCA Director”, after the final order is made which shall be in form and substance satisfactory to each of Tim Hortons and Burger King Worldwide, acting reasonably, which is referred to in this joint information statement/circular as the “articles of arrangement”, will be filed with the CBCA Director and a certificate of arrangement pursuant to section 192(7) of the CBCA will be issued to give effect to the arrangement.

See the notice of application for the final order, which is attached as Annex M to this joint information statement/circular.

Stock Exchange Listing of Holdings Common Shares and Partnership Exchangeable Units; Deregistration of Burger King Worldwide Common Stock and Tim Hortons Common Shares after the Transactions

It is a mutual condition to the completion of the arrangement that the Holdings common shares be approved for listing on the NYSE and conditionally approved for listing on the TSX. It is also a mutual condition to the completion of the arrangement that the Partnership exchangeable units be conditionally approved for listing on the TSX. Holdings has or will apply to list the Holdings common shares to be issued or made issuable pursuant to the arrangement and the merger on the NYSE and the TSX. Listing will be subject to Holdings fulfilling all of the listing requirements of the NYSE and TSX. Partnership has applied to list the Partnership exchangeable units to be issued or made issuable pursuant to the merger on the TSX. Listing will be subject to Partnership fulfilling all of the listing requirements of the TSX.

Burger King Worldwide and Tim Hortons have agreed to cooperate with each other to delist the Burger King Worldwide common stock from the NYSE and Tim Hortons common shares from the NYSE and the TSX, to cause Tim Hortons to cease to be a reporting issuer in Canada and to terminate registration of the Tim Hortons common shares and Burger King Worldwide common stock under the Exchange Act. Such delisting and termination will not be effective until after the effective time of the arrangement with respect to Tim Hortons common shares and after the effective time of the merger with respect to Burger King Worldwide common stock.

Description of Preliminary Steps Prior to the Arrangement

Prior to the arrangement, and in each case in accordance with the terms and conditions of the arrangement agreement:

•	Holdings will be renamed as mutually agreed between Burger King Worldwide and Tim Hortons;

•	the certificate of incorporation of Holdings in effect immediately prior to the arrangement will be amended and restated to be in the form attached as Annex D to this joint information statement/circular and, as so amended, will be the certificate of incorporation of Holdings until thereafter amended in accordance with applicable law and such certificate of incorporation of Holdings;

•	the bylaws of Holdings will be amended and restated to be in the form attached as Annex E to this joint information statement/circular and, as so amended, will be the bylaws of Holdings until thereafter amended in accordance with applicable law, the certificate of incorporation of Holdings and such Holdings bylaws;

•	Partnership will be renamed as mutually agreed between Burger King Worldwide and Tim Hortons;

•	the partnership agreement of Partnership will be amended and restated to be substantially in the form of Annex F to this joint information statement/circular and, as so amended and restated, will be the partnership agreement of Partnership until thereafter amended in accordance with applicable law and such partnership agreement; and

•	Tim Hortons will, upon request by Burger King Worldwide and subject to applicable laws, effect such reorganizations of its business, operations and assets or such other transactions as Burger King Worldwide may reasonably request including, but not limited to, the distribution by Tim Hortons US of its common shares of The TDL Group Co. to Tim Hortons Delaware Limited Partnership in liquidation of Tim Hortons US.

Election and Proration Procedures; Procedures for Converting Tim Hortons Common Shares into Arrangement Consideration; Dissenter’s Rights; Withholding Rights

Election Materials and Procedures

An election form and letter of transmittal will be mailed to each holder of record of Tim Hortons common shares as of the close of business on the Tim Hortons record date, along with this joint information statement/circular. Tim Hortons will make available one or more letters of transmittal and election forms as may reasonably be requested from time to time by all persons who become record holders or beneficial owners of Tim Hortons common shares between the Tim Hortons record date and the close of business on the business day prior to the election deadline.

Each election form and letter of transmittal will permit the holder to specify the number of such holder’s Tim Hortons common shares with respect to which such holder makes a (y) cash election or (z) shares election. Any Tim Hortons common shares with respect to which the arrangement exchange agent has not received an effective, properly completed election form and letter of transmittal on or before the election deadline will be deemed to be “no election shares,” and the holders of such no election shares will receive the arrangement mixed consideration. Both the cash election and the shares election are subject to the proration procedure to cause the total amount of cash paid and the total number of Holdings common shares issued in the arrangement to the holders of Tim Hortons common shares, as a whole, to equal as nearly as practicable the total amount of cash and number of shares that would have been paid and issued if all such Tim Hortons common shares were converted into the arrangement mixed consideration.

Any duly completed election form and letter of transmittal, once deposited with the arrangement exchange agent, will be irrevocable and may not be withdrawn by a Tim Hortons shareholder. Subject to the terms of the arrangement agreement and the election form and letter of transmittal, the arrangement exchange agent has the reasonable discretion to determine whether any election has been properly or timely made and to disregard immaterial defects in the letters of transmittal and election forms, and any good faith decisions of the arrangement exchange agent regarding such matters will be binding and conclusive. None of Tim Hortons, Burger King Worldwide, Holdings or the arrangement exchange agent shall be under any obligation to notify any person of any defect in an election form and letter of transmittal.

Proration Procedures

The total amount of cash that is available to be paid to holders of Tim Hortons common shares who make a cash election, which we refer to as the available cash election amount, is equal to:

•	the product of (i) the aggregate number of outstanding Tim Hortons common shares (other than any Tim Hortons common shares held by Amalgamation Sub) as of immediately prior to the exchange of Tim Hortons stock options for Holdings stock options pursuant to the plan of arrangement multiplied by (ii) C$65.50; minus

•	the aggregate amount of cash to be paid in respect of all mixed election shares and no election shares; minus

•	the product of (i) the aggregate number of Tim Hortons common shares, measured as of the election deadline, in respect of which dissent rights have been validly exercised and not withdrawn multiplied by (ii) C$88.50.

If a Tim Hortons shareholder elects cash, and if the product of the number of cash election shares multiplied by the arrangement cash consideration of C$88.50 (such product, the “cash election amount”) is greater than the available cash election amount, then such shareholder will receive, for each Tim Hortons common share for which such shareholder makes a cash election:

•	an amount of cash (without interest) equal to the product of (i) C$88.50 multiplied by (ii) a fraction, rounded to six decimal places, the numerator of which is the available cash election amount and the denominator of which is the cash election amount (such fraction, the “cash fraction”); provided, that the cash fraction may not be less than zero; and

•	a number of Holdings common shares equal to the product of (i) 3.0879 multiplied by (ii) a fraction equal to one minus the cash fraction.

If a Tim Hortons shareholder makes a shares election, and the available cash election amount is greater than the cash election amount, such shareholder will receive, for each Tim Hortons common share for which such shareholder makes a shares election:

•	an amount of cash (without interest) equal to the amount of such excess divided by the number of share elections shares; and

•	a number of Holdings common shares equal to the product of (i) 3.0879 multiplied by (ii) a fraction, the numerator of which is the difference between C$88.50 minus the amount of cash calculated in the immediately preceding bullet and the denominator of which is C$88.50.

Set forth below are illustrative examples of how the proration procedures will work in the event there is an oversubscription of the cash election or the share election.

Example A—Oversubscription of Cash Election. For purposes of this example, assume the following:

•	there are 133 million outstanding Tim Hortons common shares;

•	Tim Hortons shareholders make the mixed election with respect to 19,950,000 (or 15%) of Tim Hortons common shares;

•	Tim Hortons shareholders make the cash election with respect to 106,400,000 (or 80%) of Tim Hortons common shares;

•	Tim Hortons shareholders make the share election with respect to the remaining 6,650,000 (or 5%) of Tim Hortons common shares; and

•	no Tim Hortons shareholders exercise their dissent rights.

In this example, without proration, the cash election would be oversubscribed because the cash election amount would be approximately C$9.4 billion (the product of the total number of Tim Hortons common shares for which the cash election has been made multiplied by the arrangement cash consideration), an amount that is greater than the available cash election amount, which would be approximately C$7.4 billion (the difference between (a) the product of the cash component of the arrangement mixed consideration multiplied by the total number of Tim Hortons common shares, minus (b) the product of the total number of Tim Hortons common shares for which the mixed election has been made or prescribed by the plan of arrangement multiplied by the cash component of the arrangement mixed consideration). To adjust for the oversubscription, the consideration received for a Tim Hortons common share for which a cash election is made will be adjusted so that it is equal to:

•	C$69.59 in cash (which is equal to the product of the arrangement cash consideration of C$88.50 and the cash fraction (the available cash election amount divided by the cash election amount)); and

•	0.6597 Holdings common shares (which is equal to the product of (i) the arrangement shares consideration of 3.0879 and (ii) one minus the cash fraction).

Example B—Oversubscription of Shares Election. For purposes of this example, assume the following:

•	there are 133 million outstanding Tim Hortons common shares;

•	Tim Hortons shareholders make the mixed election with respect to 13,300,000 (or 10%) of Tim Hortons common shares;

•	Tim Hortons shareholders make the cash election with respect to 66,500,000 (or 50%) of Tim Hortons common shares;

•	Tim Hortons shareholders make the share election with respect to the remaining 53,200,000 (or 40%) of Tim Hortons common shares; and

•	no Tim Hortons shareholders exercise their dissent rights.

In this example, without proration, the shares election is oversubscribed because the available cash election amount (which is approximately C$7.8 billion) is greater than the cash election amount (which is approximately C$5.9 billion). To adjust for the oversubscription, the consideration received for a Tim Hortons common share for which a shares election is made will be adjusted so that it is equal to:

•	1.8056 Holdings common shares (which is equal to the arrangement shares consideration of 3.0879 multiplied by a fraction, the numerator of which is the difference between C$88.50, and C$36.75, the cash amount calculated in the following bullet, and the denominator of which is the arrangement cash consideration of C$88.50); and

•	C$36.75, which is the available cash election amount minus the cash election amount, divided by the number of share election shares.

The greater the oversubscription of the share election, the fewer Holdings common shares and more cash a Tim Hortons shareholder making the shares election will receive. Similarly, the greater the oversubscription of the cash election, the less cash and more Holdings common shares a Tim Hortons shareholder making the cash election will receive.

No Recommendation Regarding Elections

Neither Tim Hortons nor Burger King Worldwide is making any recommendation as to which election a Tim Hortons shareholder should make. If you are a Tim Hortons shareholder, you must make your own decision with respect to these elections and may wish to seek the advice of your own attorneys, accountants, financial advisor or tax advisor.

Information About the Arrangement Consideration Elections

The mix of consideration payable to Tim Hortons shareholders who make the cash election or the shares election, after giving effect to the proration procedure described under the heading “—Proration Procedures”, will not be known until Holdings tallies the results of the elections made by Tim Hortons shareholders, which will not occur until shortly prior to the closing of the arrangement. See “Risk Factors—Risks Related to the Transactions—Tim Hortons shareholders may receive a form of consideration different from what they elect”.

Arrangement Exchange Agent

Prior to the effective time of the arrangement, Burger King Worldwide will designate a bank or trust company that is reasonably acceptable to Tim Hortons to act as the arrangement exchange agent. On or immediately prior to the date of the effective time of the arrangement, Amalgamation Sub will deposit, or cause to be deposited, with the arrangement exchange agent the aggregate amount of cash that the Tim Hortons shareholders (other than dissenting Tim Hortons shareholders) are entitled to receive under the arrangement, and Holdings will deposit, or cause to be deposited, with the arrangement exchange agent evidence of the Holdings common shares in book-entry form that the Tim Hortons shareholders (other than dissenting Tim Hortons shareholders) are entitled to receive under the arrangement. The arrangement exchange agent will receive reasonable and customary compensation for its services in connection with the arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

Delivery of Arrangement Shares Consideration and Arrangement Cash Consideration

Subject to delivery of a duly completed and executed election form and letter of transmittal, and such additional documents and instruments as the arrangement exchange agent may reasonably require, each Tim Hortons shareholder, including holders of Tim Hortons common shares issued in respect of Tim Hortons equity awards (other than dissenting Tim Hortons shareholders), will be entitled to receive in exchange for his or her Tim Hortons common shares, and the arrangement exchange agent shall deliver to such holder as promptly as practicable following the effective time of the arrangement (less any amounts that are required to be deducted and withheld under the Tax Act or the Code), (i) the number of Holdings common shares which such holder is entitled to receive under the arrangement and (ii) a check for the arrangement cash consideration which such holder is entitled to receive pursuant to the arrangement. Promptly after the effective time of the arrangement, Holdings will send, or will cause the arrangement exchange agent to send, to each Tim Hortons shareholder (other than dissenting Tim Hortons shareholders or any Tim Hortons shareholder who has previously irrevocably deposited with the arrangement exchange agent a duly completed and executed election form and letter of transmittal) an election form and letter of transmittal (with such appropriate changes to reflect that each such shareholder has been deemed to have elected to receive the arrangement mixed consideration).

Notwithstanding the foregoing, if it appears to Holdings or Amalgamation Sub that it would be contrary to applicable laws to deliver, or cause to be delivered, Holdings common shares pursuant to the arrangement to a Tim Hortons shareholder that is not a resident of Canada or the United States, the Holdings common shares that otherwise would be issued to that person will be issued to the arrangement exchange agent for sale by the arrangement exchange agent on behalf of that person. The Holdings common shares so issued to the arrangement exchange agent will be pooled and sold as soon as practicable after the date of the effective time of the arrangement, on such dates and at such prices as the arrangement exchange agent determines in its sole discretion. The arrangement exchange agent will not be obligated to seek or obtain a minimum price for any of the Holdings common shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the Holdings common shares sold by the arrangement exchange agent (less commissions, other reasonable expenses incurred in connection with the sale of the Holdings common shares and any amount withheld in respect of taxes) in lieu of the Holdings common shares themselves. None of Holdings, Amalgamation Sub or the arrangement exchange agent will be liable for any loss arising out of any such sales.

Dissenter’s Rights

Registered Tim Hortons shareholders are entitled to dissent from the arrangement resolution in the manner provided in section 190 of the CBCA, as modified by the interim order and the plan of arrangement. Anyone who is a beneficial owner of Tim Hortons common shares registered in the name of an intermediary and who wishes to dissent should be aware that only registered Tim Hortons shareholders are entitled to exercise dissent rights. A registered Tim Hortons shareholder who holds Tim Hortons common shares as an intermediary for one or more beneficial owners, one or more of whom wish to exercise dissent rights, must exercise such dissent rights on behalf of such holder(s).

All written objections to the arrangement resolution must be received by Tim Hortons at its office located at 874 Sinclair Road, Oakville, Ontario Canada L6K 2Y1 on or prior to 5:00 p.m., Toronto time, on the day that is two business days immediately preceding the date of the Tim Hortons special meeting (as it may be adjourned or postponed from time to time). It is important that Tim Hortons shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA which would permit a Dissent Notice to be provided at or prior to the Tim Hortons special meeting.

For additional information about dissent rights upon completion of the arrangement, see “The Transactions—Appraisal / Dissent Rights”.

No Fractional Shares and Rounding of Cash Consideration

In no event shall any fractional Holdings common shares be issued under the arrangement. Where the aggregate number of Holdings common shares to be issued to a Tim Hortons shareholder as consideration under the arrangement would result in a fraction of a Holdings common share being issuable, then the number of Holdings common shares to be delivered to such Tim Hortons shareholder shall be rounded down to the closest whole Holdings common share and, in lieu of the delivery of a fractional Holdings common share, Holdings will pay to each such holder a cash payment (rounded down to the nearest cent) determined by reference to the average of the closing sales prices of the Tim Hortons common shares on the TSX for each of the ten consecutive trading days ending with the second complete trading day prior to the date of the effective time of the arrangement (not counting the date of the effective time of the arrangement).

If the aggregate cash amount which a Tim Hortons shareholder is entitled to receive would otherwise include a fraction of C$0.01, then the aggregate cash amount to which such Tim Hortons shareholder shall be entitled to receive shall be rounded down to the nearest whole C$0.01.

Withholding Rights

Each of Holdings, Amalgamation Sub, Tim Hortons, the arrangement exchange agent and any other person that has a withholding obligation pursuant to the arrangement (without duplication) shall be entitled to deduct and withhold from the arrangement consideration or any amount otherwise payable to any holder of Tim Hortons common shares or Tim Hortons equity awards pursuant to the plan of arrangement such amounts as are required to be deducted and withheld with respect to the making of such payment under any applicable tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated as having been paid to the holder of the Tim Hortons common shares or Tim Hortons equity awards in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds any cash component of the consideration otherwise payable to the holder, each of Holdings, Amalgamation Sub, Tim Hortons and the arrangement exchange agent (and any such other person that has a withholding obligation pursuant to the plan of arrangement) is authorized to sell such portion of the share component of consideration otherwise payable to the holder as is necessary to provide sufficient funds to Holdings, Amalgamation Sub, Tim Hortons or the arrangement exchange agent (or any such other person that has a withholding obligation pursuant to the plan of arrangement), as the case may be, to enable it to comply with such deduction or withholding requirements.

Ownership in Holdings

Holdings common shares issuable in the arrangement will be direct registration system shares and will not be represented by certificates after the arrangement is effected. As such, ownership of Holdings common shares will be recorded in book entry form by Holdings’ transfer agent (if a Tim Hortons shareholder is a registered holder) or by a Tim Hortons shareholder’s broker (if such shareholder is a beneficial holder), with no need for any additional action on the part of any Tim Hortons shareholder.

Election and Proration Procedures; Exchange of Shares of Burger King Worldwide Common Stock

Prior to the election deadline, each Burger King Worldwide stockholder may make an exchangeable election. If a Burger King Worldwide stockholder makes an exchangeable election, each share of Burger King Worldwide common stock for which such election was made will be converted into the right to receive one Partnership exchangeable unit in exchange for each share of Burger King Worldwide common stock, subject to proration as set forth below.

Exchangeable Election Procedures

In addition to this joint information statement/circular, an election form and other appropriate and customary transmittal materials will be mailed to each holder of record of Burger King Worldwide common stock as of the election deadline. Each election form will specify that delivery will be effected, and risk of loss and title to the Burger King Worldwide common stock represented by certificates or non-certificated Burger King Worldwide common shares represented by book entry (“book entry shares”) representing shares of Burger King Worldwide common stock will pass, only upon proper delivery of such certificates to the merger exchange agent, upon adherence to the procedures set forth in the transmittal materials. Any record holder of Burger King Worldwide stock (or the beneficial owner through appropriate and customary documentation) who makes an exchangeable election agrees to receive Partnership exchangeable units, and will be deemed to have executed the partnership agreement and agreed to the terms and conditions of the Partnership exchangeable units, including as set forth in the voting trust agreement. Each election form will permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify the number of shares of such holder’s Burger King Worldwide common stock with respect to which such holder makes an exchangeable election (and, if relevant, the specific lot of Burger King Worldwide common stock to which such election relates). Any share of Burger King Worldwide common stock with respect to which the merger exchange agent has not received an effective, properly completed election form on or before 5:00 p.m., New York time, on the business day that is three business days prior to the closing (which date will be publicly announced by Burger King Worldwide as soon as reasonably practicable but in no event less than five business days prior to the anticipated closing date) or such other time and date as Burger King Worldwide may specify as the election deadline, will be deemed a “non-election share”. If the closing date is delayed to a subsequent date, the election deadline shall be similarly delayed to a subsequent date, and Burger King Worldwide will promptly announce any such delay and, when determined, will announce the rescheduled election deadline, which will be at the discretion of Burger King Worldwide. Burger King Worldwide must provide at least one business day’s advance notice of any rescheduled election deadline.

Any person submitting an election form may revoke or change such election form by submitting written notice to the merger exchange agent on or prior to the election deadline. If an election form is revoked on or prior to the election deadline, the Burger King Worldwide common stock represented by such election form will become non-election shares and any certificates representing such Burger King Worldwide common stock or book entry shares will be promptly returned without charge to the person submitting the election form upon such revocation or written request. Any Burger King Worldwide stockholder who has revoked its election form may subsequently make an exchangeable election in accordance with the instructions set forth in this section. If the arrangement agreement is terminated, all exchangeable elections will automatically be revoked and all certificates representing Burger King Worldwide common stock and book entry shares will be promptly returned without charge.

Subject to the terms of the arrangement agreement and the election form, the merger exchange agent, in consultation with Burger King Worldwide, will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms. Any good faith decisions of the merger exchange agent regarding such matters will be binding and conclusive. None of the parties to the arrangement agreement or the merger exchange agent are under any obligation to notify any person of any defect in an election form.

Merger Consideration Received in Connection with an Exchangeable Election

At or prior to the effective time of the merger, Holdings or Partnership, as applicable, will deposit (or cause to be deposited) with the merger exchange agent, for the benefit of the holders of Burger King Worldwide common stock, for exchange in accordance with the arrangement agreement through the merger exchange agent, evidence of the Holdings common shares and Partnership exchangeable units in book entry form that the holders of Burger King Worldwide common stock are entitled to receive under the merger.

Promptly following the effective time of the merger, Holdings will send, or will cause the merger exchange agent to send, to each record holder of Burger King Worldwide common stock at the effective time of the merger (other than any record holder of Burger King Worldwide common stock who has previously made (and not revoked) a valid exchangeable election with respect to all of such holder’s Burger King Worldwide common stock) a letter of transmittal together with instructions thereto (which will specify that delivery shall be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates to the merger exchange agent (or an affidavit of loss with respect thereto) or, in the case of Burger King Worldwide book entry shares, upon adherence to the procedures set forth in the letter of transmittal). Because the election deadline is five business days prior to the closing, Burger King Worldwide stockholders who submit their letters of transmittal and surrender their shares of Burger King Worldwide common stock after the closing will not have the ability to elect to receive Partnership exchangeable units, and all such stockholders will receive the merger consideration applicable to stockholders who have not made an exchangeable election.

Each holder of Burger King Worldwide common stock will be entitled to receive in exchange for its Burger King Worldwide common stock the merger consideration described in the section “The Transactions—Effect of the Transactions” into which such Burger King Worldwide common stock has been converted at the following time: (x) in the case of Burger King Worldwide common stock with respect to which an exchangeable election has been made, promptly following the effective time of the merger and (y) in the case of all other shares: (i) with respect to Burger King Worldwide common stock represented by a certificate, upon the surrender of such certificate (or an affidavit of loss with respect thereto) for cancellation to the merger exchange agent, or (ii) with respect to Burger King Worldwide book entry shares, upon the merger exchange agent’s receipt of an “agent’s message”, in each case together with a letter of transmittal, duly completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the merger exchange agent; provided that, in either case, any Partnership exchangeable units will be delivered directly by Partnership to the holder of Burger King Worldwide common stock. In the event of a transfer of ownership of Burger King Worldwide common stock that is not registered in the transfer records of Burger King Worldwide, the merger consideration may be issued to a transferee if the certificate (or affidavit of loss with respect thereto) representing such Burger King Worldwide common stock (or, with respect to Burger King Worldwide book entry shares, proper evidence of such transfer) is presented to the merger exchange agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each share of Burger King Worldwide common stock will be deemed at any time from and after the effective time of the merger to represent only the right to receive upon such surrender the merger consideration such holder of Burger King Worldwide common stock is entitled to receive in respect of such shares pursuant to the arrangement agreement.

From and after the effective time of the merger, there shall be no further registration of transfers on the stock transfer books of Burger King Worldwide of Burger King Worldwide common stock that were outstanding immediately prior to the effective time of the merger. If, after the effective time of the merger, any certificates (or affidavits of loss with respect thereto) formerly representing Burger King Worldwide common stock or Burger King Worldwide book entry shares are presented to Holdings or the merger exchange agent for any reason, they will be cancelled and exchanged for the merger consideration applicable to stockholders who have not made an exchangeable election.

No interest or other distribution will be paid or will accrue for the benefit of holders of Burger King Worldwide common stock on the merger consideration or on any other cash payable to holders of Burger King Worldwide common stock.

Proration

The number of Partnership exchangeable units that may be issued to holders of Burger King Worldwide common stock will not exceed the number of such Partnership exchangeable units that would cause the fair market value of Holdings’ interest in Partnership to be less than 50.1% of the fair market value of all equity interests in Partnership as of the date on which the transactions are completed (each number of Partnership exchangeable units, the “exchangeable unit election number”). The exchangeable unit election number will be determined as of the closing date, taking into account the fair market value of all common units and preferred units in Partnership to be held by Holdings as of immediately after the effective time of the merger, but disregarding any contingent interests in Partnership attributable to any options issued by Holdings, all as reasonably determined by Holdings. If the aggregate number of Partnership exchangeable units that would otherwise be issued to Burger King Worldwide stockholders and the aggregate number of exchangeable elections exceeds the exchangeable unit election number, then the Burger King Worldwide common stock will be prorated in the following manner:

A unit proration factor (the “exchangeable unit proration factor”) will be determined by dividing the exchangeable unit election number by the total number of Partnership exchangeable units, if such units were not subject to proration (i.e. the non-prorated exchangeable units).

Each holder of Burger King Worldwide common stock will receive (i) a number of Partnership exchangeable units equal to the product of (x) the exchangeable unit proration factor multiplied (y) such Burger King Worldwide stockholder’s number of non-prorated exchangeable units (i.e., the prorated exchangeable units) and (ii) a number of additional Holdings common shares equal to (x) such Burger King Worldwide stockholder’s number of non-prorated exchangeable units minus (y) such Burger King Worldwide stockholder’s number of prorated exchangeable units.

Withholding Rights

Each of Burger King Worldwide, Holdings, Partnership, Merger Sub and the merger exchange agent and any other person that has a withholding obligation pursuant to the merger (without duplication) shall be entitled to deduct and withhold from the merger consideration otherwise payable to any holder of Burger King Worldwide common stock pursuant to the arrangement agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any applicable tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated as having been paid to the holder of Burger King Worldwide common stock in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash component of the consideration otherwise payable to the holder, each of Burger King Worldwide, Holdings, Partnership, Merger Sub and the merger exchange agent (and any such other person that has a withholding obligation pursuant to the arrangement agreement) is authorized to sell such portion of the share component of consideration otherwise payable to the holder as is necessary to provide sufficient funds to Burger King Worldwide, Holdings, Partnership, Merger Sub or the merger exchange agent (or any such other person that has a withholding obligation pursuant to the plan of arrangement), as the case may be, to enable it to comply with such deduction or withholding requirements.

Ownership in Holdings and Partnership

Holdings common shares and Partnership exchangeable units issuable in the merger will be direct registration system shares and units and will not be represented by certificates after the merger is effected. As such, ownership of Holdings common shares and Partnership exchangeable units, as applicable, will be recorded in book entry form by Holdings’ transfer agent (if a Burger King Worldwide stockholder is a registered holder) or by a Burger King Worldwide stockholder’s broker (if such stockholder is a beneficial holder), with no need for any additional action on the part of any Burger King Worldwide stockholder.

Distributions with respect to Unexchanged Tim Hortons Common Shares and Shares of Burger King Worldwide Common Stock

No dividends or other distributions with respect to Holdings common shares or Partnership exchangeable units with a record date after the effective time of the merger will be paid to the holder of any unsurrendered Burger King Worldwide common stock or Tim Hortons common shares until such Burger King Worldwide common stock or Tim Hortons common shares is surrendered in accordance with the arrangement agreement. Following surrender of any such Burger King Worldwide common stock or Tim Hortons common shares, the merger exchange agent or arrangement exchange agent, as applicable, will pay to such holder, without interest promptly after such surrender, in addition to the merger consideration or arrangement consideration, as applicable, at the time of surrender, the amount of dividends or other distributions with a record date on or after the date of the effective time of the transactions and a payment date on or prior to the date of this surrender and not previously paid.

Fractional Shares

Holdings will not issue any fractional Holdings common shares in connection with the arrangement or the merger and Partnership will not issue any fractional Partnership exchangeable units in connection with the merger. Instead, each holder of Tim Hortons common shares who would otherwise be entitled to receive a fraction of a Holdings common share (after taking into account all Tim Hortons common shares owned by such holder at the effective time of the arrangement and any proration pursuant to the plan of arrangement) will receive cash (without interest) equal to such fractional amount multiplied by the average of the closing sale prices of the Tim Hortons common shares on the TSX as reported by the TSX for each of the ten consecutive trading days ending with the second complete trading day prior to the effective time of the arrangement (not counting the date on which the arrangement becomes effective). Each holder of Burger King Worldwide common stock who would otherwise be entitled to receive a fraction of a Holdings common share or a fraction of a Partnership exchangeable unit in connection with the merger (after taking into account all Burger King Worldwide common stock owned by such holder at the effective time of the merger and any proration pursuant to the arrangement agreement) will receive cash (without interest) equal to such fractional amount multiplied by the average of the closing sale prices of Burger King Worldwide common stock on the NYSE as reported in the Wall Street Journal for each of the ten consecutive trading days ending with the second complete trading day prior to the effective time of the merger (not counting the date on which the merger becomes effective).

Lost, Stolen or Destroyed Certificates

If a Burger King Worldwide common stock certificate is lost, stolen or destroyed, the holder of such certificate must deliver an affidavit of that fact prior to receiving any merger consideration and, if required by Holdings or the exchange agent, may also be required to provide an indemnity bond (in such reasonable amount as may be directed by Holdings or the exchange agent) prior to receiving the arrangement consideration or the merger consideration, as applicable. No physical share certificates have been issued to holders of Tim Hortons common shares.

Financing for the Transactions

Burger King Worldwide anticipates that the total funds needed to complete the acquisition, including the funds needed to:

•	pay Tim Hortons shareholders (and holders of its other equity-based interests) the amounts due to them under the arrangement agreement and pay related expenses, which would be approximately $8,628.6 million based upon the number of common shares of Tim Hortons (and its other equity-based interests) outstanding as of [—], 2014; and

•	refinance certain indebtedness of Burger King Worldwide and Tim Hortons at the closing of the transactions, which, as of June 30, 2014, was approximately $4,086.9 million;

will be funded through a combination of:

•	$3 billion in equity contributed by Berkshire;

•	$6.75 billion of term loans under the senior secured credit facilities (along with a $500 million revolving credit facility that will not be drawn to fund the transactions); and

•	the issuance of $2.25 billion aggregate principal amount of senior secured second lien notes.

Equity Financing

Holdings has entered into a securities purchase agreement with Berkshire dated August 26, 2014, as amended (the “securities purchase agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, Berkshire has agreed to purchase preferred shares and a warrant to purchase common shares in Holdings simultaneously with the closing of the transactions for an aggregate purchase price of $3 billion to fund a portion of the aggregate consideration payable in the transactions together with related fees and expenses. The warrant may be exercised until the fifth anniversary of the closing of the transactions. Berkshire has informed Holdings that it intends to exercise the warrant promptly following the closing of the transactions.

Berkshire’s obligations under the securities purchase agreement are subject to the satisfaction of certain conditions, including the satisfaction of the conditions to the consummation of the transactions contemplated by the arrangement agreement, the satisfaction of the conditions precedent to the funding of the debt financing pursuant to the terms and conditions of the debt commitment letter or any alternative financing that Holdings is required to accept from alternate sources pursuant to the arrangement agreement, and the concurrent receipt by Holdings of the proceeds of such financing in an amount that, together with the proceeds from the equity purchase by Berkshire and Burger King Worldwide cash, is sufficient to fund all amounts required for the consummation of the transactions contemplated by the arrangement agreement, including related fees and expenses.

Berkshire has agreed in the securities purchase agreement that, until the fifth anniversary of the original issuance date of the preferred shares, it may not transfer them without the consent of the holders of at least 25% of the Holdings common shares (except to a subsidiary in which it directly or indirectly owns at least 80% of the equity interests). On or after such fifth anniversary, Berkshire (or any such subsidiary) may transfer the preferred shares provided that any such transfer must be in minimum increments of at least $600,000,000 of aggregate liquidation value.

For additional information regarding the rights and preferences of the preferred shares purchased by Berkshire, please refer to “Post-Transactions Organizational Structure—Description of Holdings Share Capital”.

Registration Rights Agreement

In connection with the arrangement, we expect Holdings to enter into a registration rights agreement with Berkshire. Pursuant to the registration rights agreement, Berkshire can cause Holdings to register its common shares under the Securities Act and, if requested, to maintain a shelf registration statement effective with respect to such shares. Berkshire will be entitled to participate on a pro rata basis in such registration. Berkshire will also be entitled to participate on a pro rata basis in any registration of Holdings common shares under the Securities Act that it may undertake, whether or not caused by Berkshire, subject to certain limitations and exceptions.

Debt Financing

On October 27, 2014, certain subsidiaries of Holdings entered into a credit agreement (the “credit agreement”) with JPMorgan Chase Bank, N.A. (“JPMCB”), Wells Fargo Bank, National Association (“Wells Fargo”) and other lenders, to provide the following to certain subsidiaries of Holdings subject to the conditions set forth in the credit agreement:

•	up to $7.25 billion of senior secured facilities (not all of which is expected to be drawn at the closing of such facilities and $6.75 billion of which has been funded into escrow pending consummation of the transactions) for the purpose of financing the transactions, refinancing certain existing indebtedness of Burger King Worldwide and its subsidiaries and Tim Hortons and its subsidiaries, paying fees and expenses incurred in connection with the arrangement agreement, the arrangement, the merger and the other transactions contemplated by the arrangement agreement and for providing ongoing working capital and for other general corporate purposes of the co-borrowers and their subsidiaries

On October 8, 2014, certain newly formed subsidiaries of Holdings entered into the Indenture in connection with the issuance and sale by such subsidiaries to Wells Fargo Securities, LLC, J.P. Morgan Securities LLC and certain other initial purchasers. Proceeds from the issuance of the $2.25 billion aggregate principal amount of 6.00% Second Lien Senior Secured Notes due 2022 (the “Notes”) were deposited into escrow and upon their release in connection with the closing of the transactions will be used to finance a portion of the transactions and to pay related fees and expenses.

It is expected that the closing of the transactions will constitute a “Change of Control Triggering Event” under the indenture governing Tim Hortons outstanding C$300 million aggregate principal amount of 4.20% Senior Unsecured Notes, Series 1 due June 1, 2017 (the “2017 Notes”), its C$450 million aggregate principal amount of 4.52% Senior Unsecured Notes, Series 2 due December 1, 2023 (the “2023 Notes”) and its C$450 million aggregate principal amount of 2.85% Senior Unsecured Notes, Series 3 due April 1, 2019 (the “2019 Notes” and, together with the 2017 Notes and the 2023 Notes, the “TH notes”) requiring Tim Hortons to offer to repurchase the TH notes from holders thereof at an offer price equal to 101% of the outstanding principal amount plus accrued and unpaid interest. To the extent any TH notes remain outstanding following such offer, Tim Hortons will grant a security interest in favor of the holders whereby the TH notes will be secured equally and ratably with Tim Hortons obligations under the new financing.

The commitment of the arrangers with respect to the senior secured facilities and the bridge facility expires upon the earliest to occur of (i) the termination of the arrangement agreement in accordance with its terms prior to the closing of the arrangement and the related transactions, (ii) the consummation of the arrangement with or without the funding of the senior secured facilities and the bridge facility and (iii) February 26, 2015 (as such date may be extended, at Burger King Worldwide’s option, to May 26, 2015). If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the debt commitment letter, Burger King Worldwide must use its reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions on terms that are not less favorable to Burger King Worldwide (in the reasonable judgment of Burger King Worldwide) than as contemplated by the debt commitment letter.

Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. The obligation of the arrangers to release the funds from escrow is subject to a number of conditions. There is a risk that one or more of these conditions will not be satisfied and the debt financing may not be funded when required. As of the date of this statement, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described in this statement is not available.

Accounting Treatment of the Transactions

The holding company acquisition will be accounted for as a business combination of Tim Hortons using the acquisition method of accounting in accordance with ASC 805, Business Combinations, and, accordingly, will generally result in the recognition of Tim Hortons assets acquired and liabilities assumed at fair value. However, as of the date of this joint information statement/circular, we have not performed the valuation studies necessary to estimate the fair values of the assets we will acquire and the liabilities we will assume necessary to reflect the allocation of purchase price to the fair value of such amounts. The excess of the consideration transferred over the net assets acquired reflected in the unaudited pro forma condensed consolidated financial statements has been allocated to intangible assets (i.e., indefinite-lived trade names and definite-lived franchise agreements) and goodwill. A final determination of these fair values will reflect appraisals prepared by independent third-parties and will be based on the actual tangible and intangible assets and liabilities that existed as of the acquisition-date. The actual allocation of the consideration transferred will differ from the allocation assumed in these unaudited pro forma condensed consolidated financial statements and may result in adjustments to the unaudited pro forma condensed consolidated financial information.

Burger King Worldwide agreed to acquire Tim Hortons pursuant to the arrangement agreement in a transaction that will result in Burger King Worldwide and Tim Hortons being indirect subsidiaries of Holdings and Partnership. Holdings and Partnership are newly formed entities without significant pre-combination activities. Upon the closing of the transaction, we estimate that former Tim Hortons shareholders will own approximately 22% of the common equity of the combined company through ownership of Holdings common shares and former Burger King Worldwide stockholders will own approximately 76% of the combined company through ownership of both Holdings common shares and Partnership exchangeable units, in each case, on a fully exchanged and fully-diluted basis. Additionally, former Burger King Worldwide board members will hold a majority of board seats in the combined entity. Based on the foregoing, Burger King Worldwide will be the acquirer in the transactions for accounting purposes.

In the post-combination entity, Holdings will be the general partner of Partnership and will own a majority interest (by vote and value) in Partnership which will be represented by common units and preferred units of Partnership. The investment of Holdings in Partnership will eliminate fully in consolidation. The balance of the partnership units of Partnership will initially be held by former holders of Burger King Worldwide common stock in the form of newly issued Partnership exchangeable units. The Partnership exchangeable units are designed to have distribution and voting rights that are substantially equivalent to those of the Holdings common shares. Specifically, pursuant to the terms of the partnership agreement of Partnership each Partnership exchangeable unit will be entitled to distributions from Partnership in an amount equal to any dividends or distributions that have been declared and are payable in respect of a Holdings common share. In addition, holders of Partnership exchangeable units are entitled to one vote per unit (through a special voting share of Holdings, held in trust for the unit holders) and vote together with the Holdings common shares and the preferred shares as a single class. Accordingly, the Partnership exchangeable units are reflected in the pro forma financial information in the same manner as the Holdings common shares.

Material Tax Considerations for the Transactions

The discussion under the caption “The Transactions—Material U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders”, “The Transactions—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders” and “The Transactions—Material U.S. Federal Income Tax Considerations to Non-U.S.

Holders” below describes the material U.S. federal income tax considerations with respect to the transactions and the subsequent ownership and disposition of Holdings common shares and Partnership units by U.S. holders and non-U.S. holders (each as defined below).

The discussion under the caption “The Transactions—Material Canadian Federal Income Tax Consequences of the Transactions” addresses various Canadian tax considerations for holders of Burger King Worldwide common stock and holders of Tim Hortons common shares with respect to the transactions and the subsequent ownership and disposition of Holdings common shares and Partnership units.

The discussion below is not a substitute for your own analysis of the tax considerations for the transactions and the subsequent ownership and disposition of Holdings common shares or Partnership units. We urge you to consult your own tax advisor regarding the U.S. (federal, state and local), Canadian (federal, provincial and local) and other non-U.S. tax considerations for these matters in light of your particular circumstances.

Material U.S. Federal Income Tax Considerations

In General

Subject to the limitations set forth below, the following discussion of the material U.S. federal income tax considerations to holders of Burger King Worldwide common stock and holders of Tim Hortons common shares with respect to the transactions and the subsequent ownership and disposition of Holdings common shares and Partnership units received by such holders in the transactions is the opinion of Wachtell, Lipton, Rosen & Katz, to the extent described below in the section entitled “The Transaction—Material U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders”, and is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP and the opinion of KPMG LLP, to the extent related to all other tax considerations, in each case insofar as it represents conclusions as to the application of U.S. federal income tax law. This discussion does not address any aspect of U.S. taxation other than U.S. federal income taxation, is not a complete analysis or listing of all potential U.S. federal income tax considerations with respect to the transactions or subsequent ownership and disposition of Holdings common shares and Partnership units received in the transactions, and does not address all tax considerations that may be relevant to stockholders of Burger King Worldwide or shareholders of Tim Hortons or any such particular stockholder or shareholder in light of its particular circumstances. In addition, this summary does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income, the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences of the transactions or the ownership and disposition of Holdings common shares or Partnership units received in the transactions. This discussion is limited to holders of Burger King Worldwide common stock who exchange their Burger King Worldwide common stock for Holdings common shares and Partnership units pursuant to the merger and holders of Tim Hortons common shares who exchange their Tim Hortons common shares for Holdings common shares and/or cash in the arrangement and persons who hold their Burger King Worldwide common stock or Tim Hortons common shares, and will hold their Holdings common shares or Partnership units, solely as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). The discussion below generally does not address any tax considerations for Burger King Worldwide stockholders or Tim Hortons shareholders who are subject to special rules under U.S. federal income tax laws, such as:

•	banks, financial institutions, underwriters, or insurance companies;

•	tax-exempt entities, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	persons who hold shares as part of a straddle, synthetic security, hedge or other integrated transaction, conversion transaction or other integrated investment;

•	persons who have been, but are no longer, citizens or residents of the United States or former long-term residents of the United States;

•	controlled foreign corporations or passive foreign investment companies;

•	persons holding shares through a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), S corporation, or other fiscally transparent entity;

•	dealers or traders in securities, commodities or currencies;

•	grantor trusts;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•	regulated investment companies and real estate investment trusts;

•	persons who received shares through the exercise of incentive options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan; or

•	persons who own (directly or through attribution) 5% or more of the total combined voting power of all classes of Holdings shares entitled to vote.

This discussion is based on the Code, the Treasury Regulations promulgated thereunder, which we refer to in this joint information statement/circular as the Treasury Regulations, judicial and administrative interpretations thereof and the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, which we refer to in this joint information statement/circular as the U.S.-Canada Tax Treaty, in each case, as in effect and available on the date of this joint information statement/circular. Each of the foregoing is subject to change, potentially with retroactive effect, and any such change could affect the U.S. federal income tax considerations described below. Neither Burger King Worldwide nor Tim Hortons will request a ruling from the IRS as to the U.S. federal income tax consequences of the transactions or any other matter and, thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Burger King Worldwide common stock or Tim Hortons common shares or, after the completion of the transactions, Holdings common shares or Partnership units, that for U.S. federal income tax purposes is:

•	an individual citizen or resident alien of the United States;

•	a corporation (or other entity taxable as a corporation for such purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly has elected to be treated as a U.S. person for U.S. federal income tax purposes or if (i) a U.S. court can exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A “non-U.S. holder” is a beneficial owner of Burger King Worldwide common stock or Tim Hortons common shares or, after the completion of the transactions, Holdings common shares or Partnership units, other than a U.S. holder or a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes, which we refer to in this joint information statement/circular as a partnership.

If a partnership is a beneficial owner of Burger King Worldwide common stock or Tim Hortons common shares, or, after the completion of the transactions, Holdings common shares or Partnership units, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Holders of Burger King Worldwide common stock or Tim Hortons common shares or, after the completion of the transactions, Holdings common shares or Partnership units, that are partnerships, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax considerations for them with respect to the transactions and the subsequent ownership and disposition of Holdings common shares or Partnership units.

U.S. Tax Residence of Holdings and Partnership

Holdings, which is and will continue to be a Canadian corporation at the time of the transactions and Partnership, which is and will continue to be an Ontario Limited Partnership at the time of the transactions, generally would be classified as a non-U.S. corporation and a non-U.S. partnership, respectively, (and, therefore, as a non-U.S. tax resident), under general rules of U.S. federal income taxation. Section 7874 of the Code, however, contains rules that can cause a non-U.S. corporation to be taxed as a U.S. corporation for U.S. federal income tax purposes. The Treasury Regulations apply these same rules to non-U.S. publicly traded partnerships, such as Partnership. The rules described in this paragraph are relatively new, their application is complex and there is little guidance regarding their application.

Under section 7874 of the Code, a corporation and certain partnerships created or organized outside the U.S. (i.e., a non-U.S. corporation or non-U.S. traded partnership) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, a U.S. tax resident and subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met (i) the non-U.S. corporation or non-U.S. partnership acquires, directly or indirectly, or is treated as acquiring under applicable Treasury Regulations, substantially all of the assets held, directly or indirectly, by a U.S. corporation, (ii) after the acquisition, the former stockholders of the acquired U.S. corporation hold at least 80% (by vote or value) of the shares of the non-U.S. corporation or non-U.S. partnership by reason of holding shares of the U.S. acquired corporation (the “80% Ownership Test”), and (iii) after the acquisition, the non-U.S. corporation’s or non-U.S. partnership’s expanded affiliated group does not have substantial business activities in the non-U.S. corporation’s or non-U.S. partnership’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities. For this purpose, “expanded affiliated group” means a group of corporations where (i) the non-U.S. corporation or non-U.S. partnership owns stock representing more than 50% of the vote and value of at least one member of the expanded affiliated group, and (ii) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an “expanded affiliated group” includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership. Treasury Regulations promulgated under section 7874 of the Code provide that for purposes of section 7874 of the Code, a non-U.S. publicly traded partnership will be treated as a non-U.S. corporation that is organized in the foreign country in which, or under the law of which, the non-U.S. publicly traded partnership was created or organized if such non-U.S. publicly traded partnership would be treated as corporation under the publicly traded partnership rules without regard to the qualifying income exception (described below under “Treatment of Partnership”). Under those rules, a publicly traded partnership generally means, in relevant part (and without taking into account the qualifying income exception), any partnership if interests in such partnership are traded on an established securities market. Because interests in Partnership will be listed and traded on the TSX, we believe that Partnership should be treated as a publicly traded partnership for purposes of section 7874 of the Code. Accordingly, Partnership should be treated as a member of Holdings’ expanded affiliated group so long as Holdings holds more than 50% in vote and value of the interests in Partnership. Pursuant to the terms of the arrangement agreement, such ownership test should be satisfied at the closing of the transactions.

80% Ownership Test

Pursuant to the transactions, (i) Holdings and Partnership should be treated as indirectly acquiring all of the assets of Burger King Worldwide and (ii) after the transactions, the former stockholders of Burger King Worldwide should own, in the aggregate, less than 80% (by vote and value) of the Holdings common shares and Partnership units by reason of their ownership of Burger King Worldwide common stock (based on the rules for determining share ownership under section 7874 of the Code and certain factual assumptions). As a result, under current law, Holdings and Partnership are expected to be treated as non-U.S. entities for U.S. federal income tax purposes because the transactions should not meet the 80% Ownership Test. However, whether the 80% Ownership Test has been satisfied must be finally determined after the completion of the combination, by which time there could be adverse changes to the relevant facts and circumstances.

Substantial Business Activities Test

The Holdings and Partnership expanded affiliated group, including, after the closing of the transactions, Burger King Worldwide and Tim Hortons and each of their respective greater than 50% owned subsidiaries, should be treated as having substantial business activities in Canada, Holdings’ and Partnership’s country of formation.

Treasury Regulations section 1.7874-3T provides that an expanded affiliated group will be treated as having substantial business activities in the relevant foreign country when compared to its total business activities if, in general, at least 25% of the expanded affiliated group’s employees (by number and compensation), asset value and gross income are based, located and derived, respectively, in the relevant foreign country, which we refer to in this joint information statement/circular as the “Substantial Business Activities Test.” Specifically, (i) the number of “group employees” based in the relevant foreign country must be at least 25% of the total number of group employees on the applicable date, which is either the date of the closing of the transaction or the last day of the month immediately preceding the closing of the transaction (to be applied consistently for purposes of the Substantial Business Activities Test), (ii) the “employee compensation” incurred with respect to group employees based in the relevant foreign country must be at least 25% of the total employee compensation incurred with respect to all group employees during the testing period, which is the one-year period ending on the applicable date (as described in clause (i) above), (iii) the value of the “group assets” (generally, tangible and real property, including certain leases thereof) located in the relevant foreign country must be at least 25% of the total value of all group assets on the applicable date, and (iv) the “group income” (generally, gross income from unrelated customers) derived in the relevant foreign country must be at least 25% of the total group income during the testing period (as described in clause (ii) above).

A substantial proportion of the operations of Tim Hortons occur in Canada, and some of the operations of Burger King Worldwide occur in Canada. If, as expected, the Holdings and Partnership expanded affiliated group continues these substantial Canadian business activities through the closing date of the transactions and thereafter, the Holdings and Partnership expanded affiliated group should satisfy the Substantial Business Activities Test and, therefore, neither Holdings nor Partnership should be treated as a U.S. corporation for U.S. federal income tax purposes or subject to any limitations under section 7874 of the Code. We caution, however, that the satisfaction of the Substantial Business Activities Test is determined as of the closing of the transactions, and there could be adverse changes to the relevant facts and circumstances.

Although the 80% Ownership Test is not expected to be met as a result of the transactions and Holdings and Partnership are expected to satisfy the Substantial Business Activities Test described above and therefore not to be treated as U.S. corporations, changes to the rules in section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect Holdings’ and/or Partnership’s status as a non-U.S. entity for U.S. federal income tax purposes, their effective tax rate or future planning for the combined company that is based on current law, and any such changes could have prospective or retroactive application to Holdings and/or Partnership, Burger King Worldwide, their respective stockholders, shareholders and affiliates, and/or the transactions. For example, recent legislative proposals have aimed to expand the scope of section 7874 of the Code, or otherwise to address certain perceived issues arising in connection with so-called inversion transactions. It is presently uncertain whether any of such legislative proposals will be enacted into law and, if so, what impact such legislation would have on Holdings and/or Partnership and whether such legislation would be retroactive. In addition, the U.S. Treasury has indicated that it is considering possible regulatory action in connection with so-called inversion transactions, including, most recently, in the Notice. The timing and substance of any such action is presently uncertain. Any such change of law or regulatory action could adversely impact Holdings’ and/or Partnership’s tax position as well as their financial position and results in a material manner. It is not expected that the promulgation of any of the Treasury Regulations described in the Notice will have any such material adverse impact, nor are they expected to materially change the U.S. federal income tax consequences of the transactions as described herein. However, the precise scope and application of the regulatory proposals will not be clear until proposed Treasury Regulations are actually issued, and, accordingly, until such regulations are promulgated and fully understood, we cannot be certain that there will be no such impact. In any case, no such change of law or regulatory action would be grounds for terminating the transactions.

Moreover, the U.S. Congress, the Organization for Economic Co-operation and Development and other Government agencies in jurisdictions where Holdings and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. Specific attention has been paid to “base erosion and profit shifting”, where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the U.S. and other countries in which Holdings and its affiliates do business could change on a prospective or retroactive basis, and any such change could adversely affect Holdings, including by reducing the economic benefits expected to be generated by the common ownership of the two businesses.

Regardless of the application of section 7874 of the Code, Holdings and Partnership are expected to be treated as a Canadian resident company and a specified investment flow-through partnership, respectively, for Canadian tax purposes.

The remaining discussion assumes that (i) Holdings will be treated as a Canadian corporation for purposes of section 7874 of the Code and that (ii) Partnership will be treated as an Ontario Limited Partnership that is a publicly traded partnership and therefore a Canadian corporation solely for purposes of section 7874 of the Code, and that therefore neither Holdings nor Partnership will be subject to tax as a U.S. corporation by reason of section 7874 of the Code. As noted, however, the rules under section 7874 of the Code and the Treasury Regulations thereunder are relatively new, complex, and have not been the subject of significant guidance. Accordingly, there can be no assurance that the IRS will not challenge all or part of such treatment in a manner that could adversely affect Holdings, Partnership or their holders or affiliates now or in the future, or that such challenge would not be sustained by a court.

Potential Limitation on the Utilization of Burger King Worldwide’s (and its US Affiliates’) Tax Attributes

Following the acquisition of a U.S. corporation by a non-U.S. corporation or certain non-U.S. publicly traded partnerships (as described above), section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. Specifically, if (i) the non-U.S. corporation or non-U.S. partnership acquires, directly or indirectly, or is treated as acquiring under the applicable Treasury Regulations, substantially all of the assets held, directly or indirectly, by a U.S. corporation, (ii) after the acquisition, the former stockholders of the acquired U.S. corporation hold at least 60% (by vote or value) of the shares of the non-U.S. corporation or non-U.S. partnership by reason of holding shares of the U.S. acquired corporation and (iii) the non-U.S. corporation or non-U.S. partnership does not satisfy the Substantial Business Activities Test, the taxable income of the U.S. corporation (and any person related to the U.S. corporation) for any given year, within a ten-year period beginning on the last date the U.S. corporation’s properties were acquired, will be no less than that person’s “inversion gain” for that taxable year. A person’s inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition, or, if after the acquisition, is transferred or licensed to a foreign related person.

For purposes of section 7874 of the Code, (i) Holdings and Partnership should be treated as indirectly acquiring all of the assets of Burger King Worldwide pursuant to the transactions and (ii) after the transactions, the former stockholders of Burger King Worldwide should be treated as owning at least 60% (but less than 80%) (by vote and value) of the aggregate Holdings common shares by reason of their ownership of Burger King Worldwide common stock. However, as discussed above, Holdings and Partnership are expected to satisfy the Substantial Business Activities Test. Accordingly, under current law, the limitations on the utilization of certain tax attributes described above are not expected to apply to Burger King Worldwide and its U.S. affiliates. However, as cautioned above, the satisfaction of the Substantial Business Activities Test generally is determined at the closing of the transactions and there could be adverse changes to the relevant facts and circumstances. If the Substantial Business Activities Test is not met at the closing of the transactions for any reason or, if changes in applicable law adversely affect the application of the above rules to Holdings, Burger King Worldwide and its

U.S. affiliates could be limited in their ability to utilize their U.S. tax attributes, if any, to offset their inversion gain, if any. However, neither Burger King Worldwide nor its U.S. affiliates expect to recognize any inversion gain as part of the proposed transaction, nor do they currently intend to engage in any transaction in the near future that would generate inversion gain. In addition, it is currently not expected that Burger King Worldwide or its U.S. affiliates will have significant U.S. net operating losses or tax credits and, Burger King Worldwide expects that it will be able to utilize substantially all of its U.S. net operating losses and tax credits prior to their expiration, to offset U.S. taxable income generated after the proposed transaction through ordinary business operations.

Material U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders

Subject to the limitations set forth above under “—The Transactions—Material U.S. Federal Income Tax Considerations—In General,” the discussion in this section entitled “The Transactions – Material U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders” constitutes the opinion of Wachtell, Lipton, Rosen & Katz as to the material U.S. federal income tax consequences of the arrangement to U.S. holders (as defined above) of Tim Hortons common shares that exchange such shares for Holdings common shares and/or cash pursuant to the arrangement. Although the matter is not free from doubt, it is intended that the arrangement, taken together with the merger, will qualify as a transaction described in section 351 of the Code for U.S. federal income tax purposes. However, there is some uncertainty regarding whether the arrangement, taken together with the merger, will qualify for such treatment because there is no authority directly on point with respect to a transaction involving the same facts as the arrangement and the merger. In addition, neither the obligation of Tim Hortons nor the obligation of Holdings to complete the arrangement is conditioned upon the receipt of an opinion from its counsel confirming whether the arrangement, taken together with the merger, will so qualify. Moreover, none of Holdings, Partnership, Tim Hortons or Burger King (or any of their affiliates) intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the arrangement. Consequently, no assurance can be given that the IRS will not challenge the qualification of the arrangement, taken together with the merger, as a transaction described in section 351 of the Code or that a court would not sustain such challenge.

Tax Consequences of the Arrangement if the Arrangement, Taken Together with the Merger, Does Not Qualify as a Transaction Described in Section 351 of the Code.

If the arrangement, taken together with the merger, does not qualify as a transaction described in section 351 of the Code for U.S. federal income tax purposes, then a U.S. holder of Tim Hortons common shares that exchanges such Tim Hortons common shares for Holdings common shares and/or cash pursuant to the arrangement generally will be required to recognize gain or loss equal to the difference, if any, between (i) the sum of the cash (including any cash received in lieu of a fractional Holdings common share) and the fair market value of the Holdings common shares received by such U.S. holder in the arrangement and (ii) such U.S. holder’s adjusted tax basis in the Tim Hortons common shares exchanged therefor. Any gain or loss so recognized would generally be treated as described below in “—Treatment of Gain or Loss Recognized”. A U.S. holder would have an aggregate tax basis in any Holdings common shares received in the arrangement that is equal to the fair market value of such Holdings common shares as of the effective date of the arrangement, and the holding period of such Holdings common shares would begin on the date after the arrangement.

Tax Consequences of the Arrangement if the Arrangement, Taken Together with the Merger, Qualifies as a Transaction Described in Section 351 of the Code.

If the arrangement, taken together with the merger, qualifies as a transaction described in section 351 of the Code for U.S. federal income tax purposes, then, subject to the discussion below under “—Treatment of ‘Five Percent Transferee Shareholders,’” the material U.S. federal income tax consequences of the arrangement to U.S. holders of Tim Hortons common shares will be as follows:

•	In the case of a U.S. holder who receives solely cash in exchange for Tim Hortons common shares pursuant to the arrangement, such U.S. holder generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in the Tim Hortons common shares exchanged.

•	In the case of a U.S. holder who receives a combination of cash (including any cash received in lieu of a fractional Holdings common share) and Holdings common shares pursuant to the arrangement, if the sum of the cash and the fair market value of the Holdings common shares received by a U.S. holder in the arrangement in exchange for such U.S. holder’s Tim Hortons common shares is greater than such U.S. holder’s adjusted tax basis in such U.S. holder’s Tim Hortons common shares, then such U.S. holder will recognize gain equal to the lesser of: (i) the amount, if any, by which the sum of the cash and the fair market value of the Holdings common shares received by such U.S. holder exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s Tim Hortons common shares; and (ii) the amount of cash received by such U.S. holder in the arrangement.

•	In the case of a U.S. holder who receives a combination of cash (including any cash received in lieu of a fractional Holdings common share) and Holdings common shares pursuant to the arrangement, if the sum of the cash and the fair market value of the Holdings common shares received by a U.S. holder in the arrangement in exchange for such U.S. holder’s Tim Hortons common shares is less than such U.S. holder’s adjusted tax basis in such U.S. holder’s Tim Hortons common shares, such U.S. holder will not recognize a loss.

•	The aggregate tax basis of the Holdings common shares received by a U.S. holder in the arrangement will be the same as the aggregate tax basis of such U.S. holder’s Tim Hortons common shares exchanged therefor, decreased by the cash received in the arrangement (including any cash received in lieu of a fractional Holdings common share) and increased by the amount of any gain recognized with respect to such U.S. holder’s Tim Hortons common shares.

•	The holding period of any Holdings common share received by a U.S. holder in the arrangement generally will include the holding period of the Tim Hortons common shares exchanged for such Holdings common shares.

If a U.S. holder acquired Tim Hortons common shares at different times or at different prices, any gain or loss will be determined separately with respect to each block of Tim Hortons common shares, and a loss realized (but not recognized) on the exchange of one block of Tim Hortons common shares cannot be used to offset a gain realized on the exchange of another block of Tim Hortons common shares. Any such holder should consult its tax advisor regarding the manner in which cash and Holdings common shares received pursuant to the arrangement should be allocated among different blocks of Tim Hortons common shares and with respect to identifying the bases or holding periods of particular Holdings common shares received pursuant to the arrangement. With respect to the cash received in the arrangement, the U.S. dollar amount of the cash is determined by reference to the spot exchange rate in effect on the effective date of the arrangement or, if the cash is received on a different date and the U.S. holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on such later date.

Treatment of “Five Percent Transferee Shareholders”

In accordance with Treasury Regulations under section 367(a) of the Code, a U.S. holder of Tim Hortons common shares who is a “five percent transferee shareholder” of Holdings after the transactions will generally qualify for the treatment described above only if the “five percent transferee shareholder” timely files a gain recognition agreement with the IRS. A “five percent transferee shareholder” who fails to file a gain recognition agreement with the IRS will not qualify for the treatment described above, and instead will recognize gain (but not loss) in the arrangement in the amount, if any, by which the value of the cash and Holdings shares received by the “five percent transferee shareholder” exceeds the shareholder’s adjusted tax basis in its Tim Hortons common shares exchanged therefor. Any gain so recognized would generally be treated as described below under “—Treatment of Gain or Loss Recognized”.

Any U.S. holder of Tim Hortons common shares that will be a “five percent transferee shareholder” of Holdings is urged to consult its own tax advisor concerning the decision to file a gain recognition agreement and the procedures to be followed in connection with such filing.

Treatment of Gain or Loss Recognized

Any gain or loss recognized by a U.S. holder on the exchange of such holder’s Tim Hortons common shares pursuant to the arrangement should be treated as gain or loss from the sale or exchange of such Tim Hortons common shares. Any such gain or loss generally should be treated as capital gain or loss and will constitute long-term capital gain or loss if such U.S. holder has held its Tim Hortons common shares for more than one year as of the effective date of the arrangement. Long-term capital gains of certain non-corporate U.S. holders (including individuals) will be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the transfer of Tim Hortons common shares will be treated as U.S. source gain or loss.

Dissenting U.S. Holders

U.S. holders of Tim Hortons common shares who dissent with respect to the arrangement as described in “The Transactions—Appraisal / Dissent Rights—Tim Hortons”, and who receive cash in respect of their Tim Hortons common shares generally will recognize capital gain or loss equal to the difference between the amount of cash received and their adjusted tax basis in their Tim Hortons common shares. Any gain or loss so recognized would generally be treated as described above in “—Treatment of Gain or Loss Recognized”.

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

In the merger, all Burger King Worldwide stockholders will receive at least 1% of their total consideration in the form of Partnership units. Burger King Worldwide stockholders may elect to receive a greater portion of their consideration in Partnership units, subject to overall limitations on the issuance of Partnership units as provided in the arrangement agreement. To the extent that U.S. holders of Burger King Worldwide common stock receive Partnership units in the merger, the merger should be treated as a transfer of such stockholder’s Burger King Worldwide stock in whole or in part in exchange for Partnership units, and in the case of those not receiving all consideration in the form of Partnership units, in part in exchange for Holdings common shares, in proportion to the relative fair market values, as of the date of the merger, of the consideration so received.

It is intended that, for U.S. federal income tax purposes, (i) the receipt of Partnership exchangeable units pursuant to the merger will qualify as an exchange within the meaning of section 721 of the Code and (ii) although the matter is not free from doubt, the receipt of Burger King Worldwide common stock pursuant to the merger, taken together with the arrangement, will qualify as a transaction within the meaning of section 351 of the Code. However, neither the obligation of Burger King Worldwide nor the obligation of Holdings to complete the merger is conditioned upon the receipt of an opinion from its counsel confirming whether the merger will qualify as an exchange within the meaning of section 721 of the Code or that the merger, taken together with the arrangement, will qualify as a transaction described in section 351 of the Code. In addition, none of Holdings, Partnership, Tim Hortons or Burger King Worldwide (or any of their affiliates) intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the merger. Consequently, no assurance can be given that the IRS will not challenge the treatment described above or that a court would not sustain such challenge.

Burger King Worldwide Stockholder Receiving Partnership Units

The tax consequences of the merger to Burger King Worldwide stockholders receiving Partnership exchangeable units depends in part upon whether Partnership exchangeable units received in the merger are treated as stock of Holdings for U.S. federal income tax purposes. Holdings, Partnership and Burger King Worldwide believe that Partnership exchangeable units should be treated as an interest in Partnership. This conclusion is based, among other things, on the facts that a Partnership unit holder cannot exchange the Partnership exchangeable units for Holdings common shares until one year following the date of the closing, that such unit holder must provide a duly executed exchange notice to Partnership not less than 15 business days nor more than 30 business days prior to an exchange and that Partnership can satisfy a Partnership unit holder’s exchange request with cash rather than Holdings common shares. However, in light of the absence of any authority dealing with transactions similar to the merger or securities of a type similar to the Partnership units, there is significant uncertainty regarding this conclusion and no assurance can be given that the IRS or the courts will agree. If the Partnership exchangeable units received are treated as Holdings common shares, Burger King Worldwide stockholders receiving Partnership exchangeable units would be taxed the same way as Burger King Worldwide stockholders receiving Holdings common shares (see “—Burger King Worldwide Stockholders Receiving Holdings Common Shares”).

If the Partnership exchangeable units are respected as interests in the Partnership and the receipt of Partnership exchangeable units in exchange for Burger King Worldwide stock pursuant to the merger qualifies under section 721 of the Code for U.S. federal income tax purposes, then, to the extent a Burger King Worldwide stockholder receives Partnership units, a U.S. holder should recognize gain in a taxable exchange in an amount equal to the excess, if any, of (i) the fair market value of the interest in the Holdings Voting Trust received in the exchange, over (ii) a pro rata portion (based on the relative values of the interests in the Holdings Voting Trust and Partnership units received by such holder) of the holder’s aggregate adjusted tax basis in the Burger King Worldwide stock exchanged for Partnership units. The value of an interest in the voting trust established pursuant to the voting trust agreement is expected to be nominal.

Under the foregoing treatment, a U.S. holder’s adjusted tax basis in Partnership units received in the merger should equal the aggregate adjusted tax basis in the Burger King Worldwide stock exchanged therefor (reduced by the basis of any shares of Burger King Worldwide common stock deemed exchanged for an interest in the Holdings Voting Trust), increased by the Partnership unit holder’s allocable share of any Partnership liabilities. The holding period in Partnership units received should include the holding period in the Burger King Worldwide stock exchanged therefor.

Note that the foregoing assumes that Partnership will generally be treated as a partnership, and not as a corporation, for U.S. federal income tax purposes (see “U.S. Tax Residence of Holdings and Partnership,” “Material U.S. Federal Income Tax Considerations for U.S. Holders of Holdings Common Shares or Partnership Units,” “Taxation of Holders of Partnership Units,” and “Treatment of Partnership”). The foregoing also assumes that Partnership exchangeable units will be respected as interests in Partnership and not characterized as shares in Holdings. If Partnership or Partnership exchangeable units were not so treated, the consequences of the exchange of Burger King Worldwide stock for Partnership units would generally be the same as described below under “Burger King Worldwide Stockholders Receiving Holdings Common Shares”.

Burger King Worldwide Stockholders Receiving Holdings Common Shares

As discussed above and under “The Transactions—Material U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders”, although the matter is not free from doubt, it is intended that the merger, taken together with the arrangement, qualify as a transaction described in section 351 of the Code with respect to U.S. holders of Burger King Worldwide common stock receiving Holdings common shares in the merger. Even if the transaction does not so qualify, assuming that Partnership is treated as a partnership, and not as a corporation, for U.S. federal income tax purposes, the consequences to a U.S. holder of the exchange of Burger King Worldwide common stock for Holdings common shares in the merger should not differ from the consequences set forth below, except that such U.S. holder should, in such case, generally be able to recognize any loss that is realized on the exchange.

If the merger, taken together with the arrangement, qualifies as a transaction described in section 351 of the Code, since, as discussed above, Holdings should be respected as a non-U.S. corporation, under special rules contained in section 367(a) of the Code and the Treasury Regulations promulgated thereunder, U.S. holders of Burger King Worldwide common stock that exchange their common stock of Burger King Worldwide for Holdings common shares pursuant to the merger should recognize gain, if any, but not loss on such exchange. When, as here, the transaction involves the transfer of stock of a U.S. corporation to a non-U.S. corporation, the rules of section 367 can apply to all U.S. holders rather than solely 5% transferee shareholders. An exception applies where (i) the U.S. holders receive stock representing 50% or less (by vote and value) of the non-U.S. corporation in the transaction, (ii) 50% or less (by vote and value) of the non-U.S. corporation is held by officers, directors, or 5% shareholders of the U.S. corporation immediately after the transaction, (iii) in the case of a 5% shareholder, a gain recognition agreement is filed, and (iv) the non-U.S. corporation satisfies a 36-month active trade or business test outside the United States. The Burger King Worldwide stockholders will receive more than 50% of the Holdings common shares (taking into account certain option attribution rules with respect to Partnership units for purposes of section 367 of the Code); consequently, U.S. holders of Burger King Worldwide stock will be required to recognize gain (but not loss) on their exchange of Burger King Worldwide stock for Holdings common shares in the merger. The amount of gain recognized should equal the excess, if any, of the sum of any cash received in lieu of fractional Holdings common shares and the fair market value of Holdings common shares received in the merger over the U.S. holder’s adjusted tax basis in the Burger King Worldwide stock exchanged therefor. Such gain must be determined separately for separate blocks of Burger King Worldwide stock (i.e., stock acquired at different times or prices). Thus, if a U.S. holder transfers some Burger King Worldwide stock on which gains are realized and other Burger King Worldwide stock on which losses are realized, the U.S. holder may not net the losses against the gains to determine the amount of gain recognized.

Such recognized gain, if any, generally will be capital gain, and will be long term capital gain if the Burger King Worldwide stockholder’s holding period in its Burger King Worldwide stock is more than one year on the closing date of the merger. Long-term capital gains of certain U.S. holders of Burger King Worldwide stock who are not corporations, including individuals, generally qualify for preferential rates of U.S. federal income taxation. Any gain recognized by a U.S. holder on the sale or other taxable disposition of Burger King Worldwide stock generally will be treated as U.S. source gain or loss. A U.S. holder that exchanges Burger King Worldwide stock for Holdings common shares should have an adjusted tax basis in the Holdings common shares it receives equal to the adjusted tax basis of the Burger King Worldwide stock exchanged therefor, increased by the amount of gain recognized in such exchange, if any.

U.S. holders are urged to consult their tax advisors as to the particular consequences of the exchange of Burger King Worldwide stock for Holdings common shares pursuant to the merger.

Tim Hortons, Burger King Worldwide and Holdings

Neither Tim Hortons nor Burger King Worldwide should be subject to U.S. federal income tax as a result of the transactions. In conjunction with the transactions, Tim Hortons, Burger King Worldwide and Holdings, and their respective subsidiaries may engage in certain intercompany transactions. This discussion does not address any tax considerations relating to such intercompany transactions.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH TIM HORTONS SHAREHOLDER OR BURGER KING WORLDWIDE STOCKHOLDER. TIM HORTONS SHAREHOLDERS AND BURGER KING WORLDWIDE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Material U.S. Federal Income Tax Considerations for U.S. Holders of Holdings Common Shares or Partnership Units

Taxation of Holders of Holdings Common Shares

Taxation of Distributions on Holdings Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status”, the gross amount of cash distributions on Holdings common shares will be taxable to U.S. holders as dividend income to the extent of Holdings’ earnings and profits (as determined for U.S. federal income purposes). With respect to non-corporate U.S. holders (including individuals), dividends received from a qualified foreign corporation will be subject to U.S. federal income tax at preferential rates, provided that certain holding period requirements and other conditions are satisfied. As long as Holdings’ common shares are listed on the NYSE (or certain other exchanges including the TSX) and/or Holdings qualifies for benefits under the U.S.-Canada Tax Treaty, Holdings will be treated as a qualified foreign corporation. This reduced rate will not be available in certain circumstances, and U.S. holders should consult their own tax advisors regarding the availability of the reduced rate based on their particular situation. U.S. corporate holders generally will not be eligible for the dividends received deduction with respect to dividends received from Holdings.

To the extent that the amount of any distribution exceeds Holdings’ earnings and profits, the distribution will first be treated as a tax-free return of capital (with a corresponding reduction in the adjusted tax basis of a U.S. holder’s Holdings common shares), and thereafter will be taxed as capital gain recognized on a taxable disposition.

Dividends received from a foreign corporation are generally foreign-source income. However, if more than 25% of the gross income of the foreign corporation during the three-year period preceding the declaration of the dividend is U.S. source income that was effectively connected with the conduct of a trade or business in the U.S., a portion of that dividend will be treated as U.S. source income.

Dividends paid in a currency other than U.S. dollars will be included in a U.S. holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

If the dividend received from Holdings is subject to withholding tax in Canada, the U.S. holder of the Holdings common shares may generally credit the Canadian withholding tax against the tax that would otherwise be imposed on the dividend income by the United States. The ability to claim the credit is subject to several limitations.

Taxation of Dispositions of Holdings Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status”, for U.S. federal income tax purposes, a U.S. holder will recognize taxable gain or loss on any sale or other taxable disposition of Holdings common shares in an amount equal to the difference between the amount realized from such sale or other taxable disposition and the U.S. holder’s adjusted tax basis in such shares. Such recognized gain or loss generally will be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) will be subject to U.S. federal income tax at preferential rates if the U.S. holder has held the Holdings common shares for more than one year as of the date of the sale or other taxable disposition. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or other taxable disposition of Holdings common shares generally will be treated as U.S. source gain or loss.

Taxation of Holders of Partnership Units

At the closing of the arrangement and the merger, Partnership should, except for purposes of section 7874 of the Code, be treated, for U.S. federal income tax purposes, as a partnership and not as an association or publicly traded partnership (within the meaning of section 7704 of the Code) subject to tax as a corporation. It must be emphasized that this is based on various assumptions relating to our current and future organization, operation, assets, activities and income, including that all actions described in this offering are completed in a timely fashion and that we will at all times operate in accordance with the method of operation described in our organizational documents and this offering.

Treatment of Partnership

While Partnership is organized as an Ontario limited partnership and intends to operate so that it will generally be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation, given the highly complex nature of the rules governing partnerships, the ongoing importance of factual determinations, and the possibility of future changes in circumstances, no assurance can be given that Partnership will so qualify for any particular year. Partnership’s taxation as a partnership that is not a publicly traded partnership taxable as a corporation, provided that it is not treated as a U.S. corporation under section 7874 of the Code, will depend on its ability to meet, on a continuing basis, through actual operating results, the qualifying income exception (as described below). Accordingly, no assurance can be given that the actual results of Partnership’s operations for any taxable year will satisfy the qualifying income exception.

If Partnership fails to satisfy the qualifying income exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable period of time after the discovery of such failure as discussed below), Partnership will be treated as if it had transferred all of its assets, subject to its liabilities, to a newly formed corporation, on the first day of the year in which it failed to satisfy the qualifying income exception, in return for stock of the corporation, and then distributed such stock to the holders of Partnership units in liquidation of their interests in Partnership. This contribution and liquidation would be taxable to U.S. holders of Partnership units, in whole or in part, in an amount not to exceed the excess of the fair market value of Partnership units over their adjusted basis in the hands of the U.S. holder (determined in the manner described below in “Adjusted Tax Basis of Partnership Units”).

Under section 7704 of the Code, unless certain exceptions apply, if an entity that would otherwise be classified as a partnership for U.S. federal income tax purposes is a “publicly traded partnership” (as defined in the Code) it will be treated and taxed as a corporation for U.S. federal income tax purposes. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (i) interests in the entity are traded on an established securities market or (ii) interests in the entity are readily tradable on a secondary market or the substantial equivalent thereof.

A publicly traded partnership will, however, be treated as a partnership, and not as a corporation for U.S. federal income tax purposes, if 90% or more of its gross income during each taxable year consists of “qualifying income” within the meaning of section 7704 of the Code and it is not required to register as an investment company under the Investment Company Act of 1940. We refer to this exception as the qualifying income exception. Qualifying income generally includes dividends, interest, capital gains from the sale or other disposition of stocks and securities and certain other forms of investment income. We estimate that Partnership will earn interest, dividends, capital gains and other types of qualifying income. No assurance can be given as to the types of income that will be earned in any given year.

While Partnership will be listed on the TSX and thus should be treated as a publicly traded partnership, it will, to the extent reasonably possible, manage its holdings so that it will satisfy the qualifying income exception. There can be no assurance, however, that it will do so or that the IRS would not challenge its compliance with the qualifying income requirements and, therefore, assert that it should be taxable as a corporation for U.S. federal income tax purposes.

If at the end of any year Partnership fails to meet the qualifying income exception, it may still qualify as a partnership if it is entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (i) the failure to meet the qualifying income exception is cured within a reasonable time after discovery, (ii) the failure is determined by the IRS to be inadvertent, and (iii) Partnership and each Partnership unit holder (during the failure period) agree to make such adjustments or to pay such amounts as are required by the IRS. It is not possible to state whether Partnership would be entitled to this relief in any or all circumstances. It also is not clear under the Code whether this relief is available for Partnership’s first taxable year as a publicly traded partnership. If this relief provision is inapplicable to a particular set of circumstances involving Partnership, Partnership will not qualify as a partnership for U.S. federal income tax purposes. Even if this relief provision applies and Partnership retains its partnership status, Partnership or Partnership unit holders (during the failure period) will be required to pay such amounts as are determined by the IRS.

Taxation of Holders of Partnership Units on Partnership’s Profits and Losses

As a partnership for U.S. federal income tax purposes, Partnership is not a taxable entity. Instead, each U.S. holder in computing such holder’s U.S. federal income tax liability for a taxable year will be required to report separately its allocable share of items of Partnership’s income, gain, loss, deduction and credit for each of Partnership’s taxable years ending with or within the taxable year of such U.S. holder, regardless whether the holder has received any distributions from Partnership. The characterization of an item of Partnership’s income, gain, loss, deduction or credit generally will be determined at Partnership’s (rather than at the holder’s) level.

Distributions received by Partnership from certain corporate subsidiaries that are taxable as dividend income to the extent of such subsidiaries current and accumulated earnings and profits that are allocable to Partnership unit holders who are individuals generally will be subject to U.S. federal income tax at preferential rates provided that certain holding period and other requirements are satisfied.

Allocation of Profits and Losses

For each of Partnership’s fiscal years, items of income, gain, loss, deduction or credit recognized by Partnership will be allocated among the holders of Partnership units in accordance with their allocable shares of Partnership’s items of income, gain, loss, deduction and credit. A holder’s allocable share of such items will be determined by the partnership agreement, provided such allocations either have “substantial economic effect” or are determined to be in accordance with the holder’s interest in Partnership. If the allocations provided by the partnership agreement were successfully challenged by the IRS, the redetermination of the allocations to a particular holder for U.S. federal income tax purposes could be less favorable than the allocations set forth in the partnership agreement.

The character of any income, gain, loss, deduction, or credit allocated to each holder of Partnership units will be determined as though the income, gain, deduction, or credit was derived directly by the holder of Partnership units and derived in the manner in which it was derived by the partnership.

Partnership may derive taxable income that is not matched by a corresponding distribution of cash. This could occur, for example, if Partnership used cash to make an investment or to reduce debt instead of distributing profits. To the extent that there is a discrepancy between Partnership’s recognition of income and Partnership’s receipt of the related cash payment with respect to such income, income likely will be recognized prior to Partnership’s receipt and distribution of cash. Accordingly, it is possible that the U.S. federal income tax liability of a U.S. holder with respect to its allocable share of Partnership’s earnings in a particular taxable year could exceed the cash distributions to the U.S. holder for the year, thus giving rise to an out-of-pocket payment by the U.S. holder.

Section 706 of the Code provides that items of partnership income and deductions must be allocated between transferors and transferees of Partnership units. Partnership will apply certain assumptions and conventions in an attempt to comply with applicable rules and to report income, gain, loss, deduction and credit to holders in a manner that reflects such holders’ beneficial shares of Partnership items. These conventions are designed to more closely align the receipt of cash and the allocation of income between holders of Partnership units, but these assumptions and conventions may not be in compliance with all aspects of applicable tax requirements. In addition, as a result of such allocation method, a holder may be allocated taxable income even if such holder does not receive any distributions.

If Partnership’s conventions are not allowed by the Treasury Regulations (or only apply to transfers of less than all of a holder’s shares) or if the IRS otherwise does not accept Partnership’s conventions, the IRS may contend that Partnership’s taxable income or losses must be reallocated among the holders of Partnership units. If such a contention were sustained, certain U.S. holders’ respective tax liabilities would be adjusted to the possible detriment of certain other U.S. holders. The general partner of Partnership (i.e., Holdings) is authorized to revise Partnership’s method of allocation between transferors and transferees (as well as among holders whose interests otherwise could vary during a taxable period).

Adjusted Tax Basis of Partnership Units

A U.S. holder’s adjusted tax basis in its Partnership units will (a) be increased by the U.S. holder’s allocable share of (i) items of Partnership’s income and gain and (ii) increases in Partnership’s liabilities, if any, and (b) decreased, but not below zero, by (i) distributions from Partnership, (ii) the U.S. holder’s allocable share of items of Partnership’s deductions and losses, and (iii) the U.S. holder’s allocable share of the reduction in Partnership’s liabilities, if any.

A U.S. holder is allowed to deduct its allocable share of Partnership’s losses (if any) only to the extent of such U.S. holder’s adjusted tax basis in Partnership units it is treated as holding at the end of the taxable year in which the losses occur. If the recognition of a U.S. holder’s allocable share of Partnership’s losses would reduce its adjusted tax basis for its Partnership units below zero, the recognition of the portion of the losses that would reduce the U.S. holder’s adjusted tax basis below zero would be deferred to subsequent taxable years and will be allowed if and when such U.S. holder had sufficient tax basis so that such losses would not reduce such U.S. holder’s adjusted tax basis below zero.

U.S. holders who purchase Partnership units in separate transactions must combine the basis of those Partnership units and maintain a single adjusted tax basis for all of those Partnership units. Upon a sale, exchange or other disposition of less than all of its Partnership units, a portion of that tax basis must be allocated to Partnership units sold.

Treatment of Distributions

Distributions of cash by Partnership generally will not be taxable to a U.S. holder for U.S. federal income tax purposes to the extent of such U.S. holder’s adjusted tax basis (described above) in its Partnership units. Any cash distributions in excess of a U.S. holder’s adjusted tax basis generally will be considered to be gain from the sale or exchange of Partnership units (as described below). Such amount would be treated as gain from the sale or exchange of its interest in Partnership. Such gain would generally be treated as capital gain and would be long-term capital gain if the U.S. holder’s holding period for its interest exceeds one year (but see the discussion on split holding periods below). Long-term capital gains of non-corporate U.S. holders (including individuals) will be subject to U.S. federal income tax at preferential rates. A reduction in a U.S. holder’s allocable share of Partnership’s liabilities, and certain distributions of marketable securities, are treated similar to cash distributions for U.S. federal income tax purposes.

Treatment of Dispositions

A sale or other taxable disposition of all or a portion of a U.S. holder’s interest in its Partnership units will result in the recognition of gain or loss in an amount equal to the difference, if any, between the amount realized on the disposition (including any amount realized in connection with the deemed assumption of partnership liabilities allocated to such U.S. holder) and the U.S. holder’s adjusted tax basis in its Partnership units sold. A U.S. holder’s adjusted tax basis will be adjusted for this purpose by its allocable share of Partnership’s income or loss for the year of such sale or other disposition. Because the amount realized includes a U.S. holder’s share of Partnership liabilities, the gain recognized on the sale of Partnership units could result in a tax liability in excess of any cash received from the sale. Except as described below, any gain or loss recognized with respect to such sale or other disposition generally will be treated as capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for its interest exceeds one year. A portion of such gain may be treated as ordinary income under the Code to the extent attributable to the U.S. holder’s allocable share of unrealized gain or loss in Partnership’s assets to the extent described in section 751 of the Code (generally, “unrealized receivables” and certain “inventory items”). Long-term capital gains of non-corporate U.S. holders (including individuals) will be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or other taxable disposition of Partnership units generally will be treated as U.S. source gain or loss.

U.S. holders who purchase Partnership units at different times and intend to sell all or a portion of Partnership units within a year of their most recent purchase are urged to consult their tax advisors regarding the application of certain “split holding period” rules and the treatment of any gain or loss as long-term or short term capital gain or loss. For example, a selling U.S. holder may use the actual holding period of the portion of his transferred Partnership units, provided its shares are divided into identifiable shares with ascertainable holding periods, the selling U.S. holder can identify the portion of Partnership units transferred, and the selling U.S. holder elects to use the identification method for all sales or exchanges of Partnership units.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treatment of Exchanges for Holdings Common Shares

Beginning one year following the closing, holders of Partnership exchangeable units may elect to exchange their Partnership exchangeable units for Holdings common shares, which exchange right may, at the option of Partnership, be satisfied in an amount of cash equal to the fair market value of the Holdings common shares into which Partnership exchangeable units are otherwise exchangeable (as such fair market value is determined under the partnership agreement). The U.S. federal income tax treatment of such exchanges will be the same as the U.S. federal income tax treatment discussed above in “—Taxation of Holders of Partnership Units—Treatment of Dispositions”, with the amount realized on the exchange being equal to the fair market value of the Holdings common shares received (or the U.S. dollar amount of the cash equivalent) plus the amount of the U.S. holder’s share of Partnership liabilities, if any. A U.S. holder’s holding period in the Holdings common shares received in the exchange will begin on the day after the exchange.

Limitation on Deductibility of Capital Losses

Any capital losses generated by Partnership will be deductible by U.S. holders who are individuals only to the extent of such U.S. holders’ capital gains for the taxable year plus up to $3,000 of ordinary income ($1,500 in the case of a married individual filing a separate return). Excess capital losses may be carried forward by individuals indefinitely. Any capital losses generated by Partnership will be deductible by corporate U.S. holders to the extent of such holders’ capital gains for the taxable year. Corporations may carry capital losses back three years and forward five years. Prospective U.S. holders should consult their tax advisors regarding the deductibility of capital losses.

Limitation on Deductibility of Partnership’s Losses

A U.S. holder will be restricted from taking into account for U.S. federal income tax purposes its allocable share of any loss incurred by Partnership in excess of the adjusted tax basis of such U.S. holder’s Partnership units. In addition, certain U.S. holders, including individuals, may be subject to various limitations on their ability to use their allocable share of deductions and losses of Partnership. Such limitations include those relating to “passive activity losses”, amounts “at risk”, capital losses and itemized deductions. U.S. holders may also be subject to limitations relating to “investment interest”.

Dual consolidated loss restrictions also may apply to limit the deductibility by a corporate U.S. holder of losses incurred by Partnership. Corporate U.S. holders of partnership units are urged to consult their own tax advisors regarding the applicability and effect to them of dual consolidated loss restrictions.

The deductibility of a non-corporate U.S. holder’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income”. For this purpose, investment interest expense includes, among other things, a U.S. holder’s share of interest expense of Partnership attributed to portfolio income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as net investment income to its unitholders. As a result, a U.S. holder’s share of Partnership’s portfolio income will be treated as investment income.

Limitation on Deduction of Certain Other Expenses

For individuals, estates and trusts, certain miscellaneous itemized deductions are deductible only to the extent that they exceed 2% of the adjusted gross income of the taxpayer. Partnership may have a significant amount of expenses that will be treated as miscellaneous itemized deductions. Moreover, an individual whose adjusted gross income exceeds specified threshold amounts is required to further reduce the amount of allowable itemized deductions.

U.S. holders are urged to consult their tax advisors regarding the deductibility of itemized expenses incurred by Partnership.

Tax-Exempt Holders

In light of the intended financing structure, Partnership may derive income that constitutes UBTI. Consequently, a holder of Partnership units that is a tax-exempt organization may be subject to “unrelated business income tax” to the extent that its allocable share of Partnership’s income consists of UBTI. A tax-exempt partner of a partnership could be treated as earning UBTI if the partnership regularly engages in a trade or business that is unrelated to the exempt function of the tax-exempt partner, if the partnership derives income from debt-financed property or if the partnership interest itself is debt-financed. Tax-exempt entities face unique tax issues from owning Partnership units that may result in adverse tax consequences.

Prospective U.S. holders that are tax-exempt are urged to consult their tax advisors regarding the tax consequences of an investment in Partnership units.

Tax Matters Partner

Holdings will act as Partnership’s “tax matters partner.” Holdings will have the authority, subject to certain restrictions, to appoint another partner to act on Partnership’s behalf in connection with an administrative or judicial review of Partnership’s items of income, gain, loss, deduction or credit.

Tax Elections

Under section 754 of the Code, Partnership may elect to have the basis of Partnership’s assets adjusted in the event of a distribution of property to a holder or in the event of a transfer of a Partnership units by sale or exchange, or as a result of the death of a holder. Pursuant to the terms of the partnership agreement, the general partner (i.e., Holdings), in its sole discretion, is authorized to direct Partnership to make such an election. Such an election, if made, can be revoked only with the consent of the IRS.

The calculations under section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. To help reduce the complexity of those calculations and the resulting administrative costs to Partnership, Partnership will apply certain conventions in determining and allocating basis adjustments. For example, Partnership may apply a convention in which Partnership deems the price paid by a Partnership unit holder to be the lowest quoted trading price of Partnership units during the month in which the purchase occurred irrespective of the actual price paid. Nevertheless, the use of such conventions may result in basis adjustments that do not exactly reflect a holder’s purchase price for its Partnership units, including less favorable basis adjustments to a holder who paid more than the lowest quoted trading price of Partnership units for the month in which the purchase occurred. It is also possible that the IRS will successfully assert that the conventions Partnership utilizes do not satisfy the technical requirements of the Code or the Treasury Regulations and, thus, will require different basis adjustments to be made. If the IRS were to sustain such a position, a holder of Partnership units may have adverse tax consequences.

Information Returns

Partnership has agreed to use reasonable efforts to furnish Partnership unit holders tax information (including Schedule K-1 or substitute Schedule K-1) as promptly as possible, which describes a Partnership unit holder’s allocable share of Partnership’s income, gain, loss and deduction for Partnership’s preceding taxable year. In preparing this information, Partnership will use various accounting and reporting conventions to determine a Partnership unit holder’s allocable share of income, gain, loss and deduction. Delivery of this information by Partnership will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from a subsidiary in which Partnership holds an interest. It is therefore possible that, in any taxable year, Partnership unit holders will need to apply for extensions of time to file their tax returns. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to Partnership unit holders income or loss. If a Partnership unit holder is not a U.S. person there can be no assurance that this information will meet such non-U.S. person’s jurisdiction’s compliance requirements.

It is possible that Partnership may engage in transactions that subject Partnership and, potentially, the holders of Partnership units to other information reporting requirements with respect to an investment in Partnership. A Partnership unit holder may be subject to substantial penalties if it fails to comply with such information reporting requirements. Partnership unit holders should consult with their tax advisors regarding such information reporting requirements.

Partnership may be audited by the IRS. Adjustments resulting from an IRS audit may require Partnership to adjust a prior year’s tax liability, and possibly may result in an audit of Partnership unit holder’s tax return. Any audit of a Partnership unit holder’s tax return could result in adjustments not related to Partnership’s tax returns as well as those related to Partnership’s tax returns.

Nominee Reporting

Persons who hold Partnership units as nominees for another person are required to furnish to Partnership (i) the name, address and taxpayer identification number of the beneficial owner and the nominee; (ii) whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (3) a tax exempt entity; (iii) the amount and description of Partnership units held, acquired or transferred for the beneficial owner; and (iv) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition costs for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Partnership units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to Partnership. The nominee is required to supply the beneficial owner of Partnership units with the information furnished to us.

Taxable Year

Partnership currently uses the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which Partnership currently believes are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Treatment of Amounts Withheld

If Partnership is required to withhold any U.S. tax on distributions made to any holder of Partnership units, Partnership will pay such withheld amount to the IRS. That payment, if made, will be treated as a distribution of cash to the holder of Partnership units with respect to whom the payment was made and will reduce the amount of cash to which such holder would otherwise be entitled.

Backup Withholding

For each calendar year, Partnership will report to Partnership unit holders and to the IRS the amount of distributions that Partnership pays, and the amount of tax (if any) that Partnership withholds on distributions. Under the backup withholding rules, Partnership unit holders may be subject to backup withholding tax (at the applicable rate, currently 28%) with respect to income derived through Partnership unless (i) such Partnership unit holder is a corporation or falls within another exempt category and appropriately demonstrates this fact when required or (ii) such Partnership unit holder provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding tax (generally on IRS Form W-9) and otherwise complies with the applicable requirements of the backup withholding tax rules. If a Partnership unit holder is an exempt holder, it should indicate its exempt status on a properly completed applicable IRS Form. Backup withholding is not an additional tax; the amount of any backup withholding with respect to income derived by a Partnership unit holder through the Partnership will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund.

If a Partnership unit holder does not timely provide Partnership with IRS Form W-8 or W-9, as applicable, or such form is not properly completed, Partnership may become subject to U.S. backup withholding taxes in excess of what would have been imposed had we received certifications from all holders. Such excess U.S. backup withholding taxes may be treated by Partnership as an expense that will be borne by all holders on a pro rata basis (where Partnership is or may be unable to cost efficiently allocate any such excess withholding tax cost specifically to the holders that failed to timely provide the proper U.S. tax certifications).

Uniformity of LP Units

Because Partnership cannot match transferors and transferees of Partnership units, Partnership must maintain uniformity of the economic and tax characteristics of Partnership units to a purchaser of Partnership units. In the absence of uniformity, Partnership may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to Partnership section 743(b) adjustments, a determination that Partnership’s section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of Partnership’s assets in certain circumstances, including on the issuance of additional Partnership units. In order to maintain the fungibility of all Partnership units at all times, Partnership will seek to achieve the uniformity of U.S. tax treatment for all purchasers of Partnership units which are acquired at the same time and price (irrespective of the identity of the particular seller of Partnership units or the time when Partnership units are issued by Partnership), through the application of certain tax accounting principles that the general partner (i.e., Holdings) believes are reasonable for Partnership. However, the IRS may disagree with Partnership and may successfully challenge its application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of Partnership units.

Passive Foreign Investment Company Status

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. holder if Holdings is treated as a passive foreign investment company (“PFIC”) for any taxable year during which the U.S. holder holds Holdings common shares. A non-U.S. corporation, such as Holdings, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. In addition, direct or indirect foreign corporate subsidiaries of Partnership could be treated as PFICs. In such a case, U.S. holders of Partnership units would generally be treated as owning an indirect equity interest in any such subsidiary PFICs and could be subject to certain adverse tax consequences. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Holdings is not currently expected and does not expect any of its subsidiaries to be treated as a PFIC for U.S. federal income tax purposes for the taxable year of the combination or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. There can be no assurance that Holdings or any of its foreign corporate subsidiaries will not be treated as a PFIC for any taxable year.

If Holdings were to be treated as a PFIC, or if any direct or indirect foreign corporate subsidiary of Partnership were to be treated as a PFIC, U.S. holders of Holdings common shares or U.S. holders of Partnership units, as applicable, could be subject to certain adverse U.S. federal income tax consequences with respect to gain realized on a taxable disposition of such shares or units, as applicable, and certain distributions received on such shares or units, as applicable. In addition, dividends received with respect to Holdings common shares or with respect to the relevant foreign corporate subsidiary, as applicable, would not constitute qualified dividend income eligible for preferential tax rates if Holdings or the relevant foreign corporate subsidiary, as applicable, is treated as a PFIC for the taxable year of the distribution or for its preceding taxable year. Certain elections (including a mark-to-market election) may be available to U.S. holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. Neither Holdings nor Partnership expects to provide U.S. holders with the information that is necessary to make a qualified electing fund election. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to their investment in the Holdings common shares and Partnership exchangeable units.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders

The Transactions

A non-U.S. holder of Tim Hortons common shares or Burger King Worldwide common stock, as applicable, will not be subject to U.S. federal income tax on any gain realized on the transactions unless:

•	the gain is effectively connected with a U.S. trade or business of such non-U.S. holder (or, if an income tax treaty applies, is attributable to a United States “permanent establishment”); or

•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met.

Gain recognized by a non-U.S. holder of Tim Hortons common shares or Burger King Worldwide common stock, as applicable, described in the first bullet point above will be subject to tax under the rules described above as if it were a U.S. holder of Tim Hortons common shares or Burger King Worldwide common stock, as applicable, and, in the case of a foreign corporation, might be subject to an additional “branch profits” tax equal to 30% of its effectively connected earnings and profits (or such lower rate as may be available under an applicable income tax treaty). An individual non-U.S. holder of Tim Hortons common shares or Burger King Worldwide stock, as applicable, described in the second bullet point above will be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses realized in the same year, even though the individual is not considered a resident of the United States.

Non-U.S. holders would be required to recognize gain with respect to the merger in a manner similar to the treatment of a U.S. holder (as described above) if Burger King Worldwide were treated for U.S. federal income tax purposes as a “U.S. real property holding corporation” (“USRPHC”). Generally, Burger King Worldwide would be a USRPHC if the fair market value of its U.S. real property interests equaled or exceeded 50% of the sum of the fair market values of its worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable Treasury Regulations. Based on the relatively insubstantial portion of Burger King Worldwide’s assets that is treated as U.S. real property interests, we believe that Burger King Worldwide has not been and will not be at the time of the merger a USRPHC for U.S. federal income tax purposes. However, even if Burger King Worldwide were a USRPHC, so long as its common stock at the time of the exchange is regularly traded on an established securities market, a non-U.S. holder would be subject to U.S. federal income tax on any gain in respect of the exchange of Burger King Worldwide common stock only if such non-U.S. holder actually or constructively owned more than 5% of Burger King Worldwide’s outstanding common stock at any time during the applicable period. You should consult your own tax advisor about the consequences that could result if Burger King Worldwide were a U.S. real property holding corporation.

A non-U.S. holder will not be subject to U.S. backup withholding tax if it provides a certification of exempt status (generally on an IRS Form W-8BEN or W-8BEN-E). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Holding Holdings Shares

A non-U.S. holder generally should not be subject to U.S. federal income or withholding tax on dividends received from Holdings unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, the dividends are attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States).

In addition, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, exchange or other disposition of Holdings common shares unless: (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (or, if an income tax treaty applies, is attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States); or (ii) in the case of certain capital gains recognized by a non-U.S. holder that is an individual, such individual is present in the United States for 183 days or more during the taxable year in which the capital gain is recognized and certain other conditions are met.

Holding Partnership Units

Special rules apply to non-U.S. holders of Partnership units. Non-U.S. holders are subject to U.S. withholding tax at a 30% rate on the gross amount of interest, dividends and other fixed or determinable annual or periodical income received or derived through a partnership from sources within the U.S. if such income is not treated as effectively connected with a trade or business within the U.S. The 30% rate may be reduced or eliminated under the provisions of an applicable income tax treaty between the United States and the country in which the non-U.S. holder resides or is organized. Whether a non-U.S. holder is eligible for such treaty benefits will depend upon the provisions of the applicable treaty as well as the treatment of Partnership under the laws of the non-U.S. holder’s jurisdiction. The 30% withholding tax rate does not apply to certain portfolio interest on obligations of U.S. persons allocable to certain non-U.S. persons. Moreover, non-U.S. holders generally are not subject to U.S. federal income tax on capital gains if (i) such gains are not effectively connected with the conduct of a U.S. trade or business of such non-U.S. holder; (ii) a tax treaty is applicable and such gains are not attributable to a permanent establishment in the United States maintained by such non-U.S. person; or (iii) such non-U.S. person is an individual and is not present in the United States for 183 or more days during the taxable year (assuming certain other conditions are met).

Non-U.S. holders treated as engaged in a U.S. trade or business are subject to U.S. federal income tax at the graduated rates applicable to U.S. persons on their net income that is considered to be effectively connected with such U.S. trade or business. Non-U.S. holders that are corporations may also be subject to a 30% branch profits tax on such effectively connected income. The 30% rate applicable to branch profits may be reduced or eliminated under the provisions of an applicable income tax treaty between the United States and the country in which the non-U.S. holder resides or is organized.

While it is expected that Partnership’s method of operation will not result in a determination that the Partnership is engaged in a U.S. trade or business, there can be no assurance that the IRS will not assert successfully that Partnership is engaged in a U.S. trade or business, with the result that some portion of Partnership‘s income is properly treated as effectively connected income with respect to non-U.S. holders. If a non-U.S. holder were treated as being engaged in a U.S. trade or business in any year because of an investment in Partnership units in such year, such non-U.S. holder generally would be (i) subject to withholding on its distributive share of Partnership’s income effectively connected with such U.S. trade or business, (ii) required to file a U.S. federal income tax return for such year reporting its allocable share, if any, of income or loss effectively connected with such trade or business and (iii) required to pay U.S. federal income tax at regular U.S. federal income tax rates on any such income. Moreover, a non-U.S. holder who is a corporation might be subject to a U.S. branch profits tax on its allocable share of its effectively connected income. Any amount so withheld would be creditable against such non-U.S. holder’s U.S. federal income tax liability, and such non-U.S. holder could claim a refund to the extent that the amount withheld exceeded such non-U.S. holder’s U.S. federal income tax liability for the taxable year. Finally, if Partnership were treated as being engaged in a U.S. trade or business, a portion of any gain recognized by a non-U.S. holder on the sale or exchange of its Partnership units could be treated for U.S. federal income tax purposes as effectively connected income, and hence such non-U.S. holder could be subject to U.S. federal income tax on the sale or exchange.

Non-U.S. holders may have to supply certain beneficial ownership statements to Partnership (which would be available to the IRS) in order to obtain reductions in U.S. federal withholding tax on interest and to obtain benefits under U.S. income tax treaties, to the extent applicable.

Generally, under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) provisions of the Code, non-U.S. persons are subject to U.S. tax in the same manner as U.S. persons on any gain realized on the disposition of an interest, other than an interest solely as a creditor, in U.S. real property. An interest in U.S. real property includes stock in a U.S. corporation (except for certain stock of publicly-traded U.S. corporations and partnerships) if interests in U.S. real property constitute 50% or more by value of the sum of the corporation’s assets used in a trade or business, its U.S. real property interests and its interests in real property located outside the United States. Consequently, a non-U.S. person who invests directly in U.S. real estate, or indirectly by owning the stock of an entity that has been a USRPHC at any time during the shorter of the five year period ending on the date of disposition and such non-U.S. person’s holding period of such stock, will be subject to tax under FIRPTA on the disposition of such investment. The FIRPTA tax will also generally apply if the non-U.S. person is a holder of an interest in a partnership that owns an interest in U.S. real property or an interest in a USRPHC. We believe that none of Partnership’s U.S. subsidiaries is currently, and we do not anticipate that any of Partnership’s U.S. subsidiaries will become in the future, a USRPHC. Furthermore, an exception exists under applicable Treasury Regulations if interests in a partnership are regularly traded on an established securities market, in which case a non-U.S. holder may not be subject to U.S. federal income tax on any gain in respect of the exchange of partnership interests if such non-U.S. holder actually or constructively owned 5% or less of the outstanding interests of such partnership. Non-U.S. holders are urged to consult with their tax advisors to determine whether or not this exception may apply to them at the time of their disposition of the Partnership units.

In general, different rules from those described above apply in the case of non-U.S. holder subject to special treatment under U.S. federal income tax law, including a non-U.S. holder (i) who has an office or fixed place of business in the United States or is otherwise carrying on a U.S. trade or business; (ii) who is an individual present in the United States for 183 or more days or has a “tax home” in the United States for U.S. federal income tax purposes; or (iii) who is a former citizen or resident of the United States.

Prospective non-U.S. holders are urged to consult their tax advisors with regard to the U.S. federal income tax consequences to them of acquiring, holding and disposing of Partnership Units, as well as the effects of state, local and non-U.S. tax laws, as well as eligibility for any reduced withholding benefits.

FATCA

Pursuant to legislation commonly known as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and other investment vehicles) and certain other foreign entities must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on certain U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments include generally U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and also include the gross proceeds from the sale of any equity or debt instruments of U.S. issuers. The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). With respect to gross proceeds from the sale of equity and debt instruments, final Treasury Regulations and IRS guidance defer this withholding obligation until January 1, 2017. It is unclear under Canadian law whether Partnership is a Canadian financial institution under the Canada-United States Intergovernmental Agreement Under the Canada-United States Tax Convention. Therefore, there is uncertainty as to whether the requirements described above are applicable to the Partnership.

With respect to payments made to foreign entities that are not financial institutions, there is no withholding if the entity identifies its substantial U.S. owners or an exception applies.

Non–U.S. holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

Information Reporting and Backup Withholding for U.S. Holders

U.S. holders of Tim Hortons common shares that own at least 5% (by vote or value) of Holdings common shares immediately after, the transactions will be required to file with the IRS certain information statements that apply to transfers under section 351 of the Code. Other information reporting, including with respect to certain U.S. holders on IRS Form 926 or IRS Form 8865, could also apply to the transactions, including the receipt of Partnership units. Burger King Worldwide stockholders and Tim Hortons shareholders should consult their own tax advisors about the information reporting requirements that could be applicable to the transactions and any potential penalties associated with a failure to satisfy such requirements.

In general, information reporting will apply to dividends in respect of Holdings common shares and the proceeds from the sale, exchange or redemption of Holdings common shares or Partnership units that are paid to holders within the United States (and in certain cases, outside the United States), unless the holder is an exempt recipient. A backup withholding tax (currently at a rate of 28%) may apply to such payments, if made by a U.S. paying agent or other U.S. intermediary, if a holder fails to provide a TIN or certification of exempt status or fails to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct TIN.

Certain U.S. holders of specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to their Holdings common shares and Partnership units, subject to certain exceptions (including an exception for Holdings common shares or Partnership units held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Holdings common shares or Partnership units. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of Holdings common shares and Partnership units.

Material Canadian Federal Income Tax Consequences of the Transactions

This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “proposed amendments”) and assumes that all proposed amendments will be enacted in the form proposed. However, no assurances can be given that the proposed amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein. The rights under the voting trust agreement by a holder of Partnership exchangeable units are assumed to have nominal value and, as such, the consequences of acquiring, holding and disposing of such rights under the Tax Act are not addressed in this summary. In addition, this summary does not address the application of alternative minimum tax to individuals.

This summary is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder of Tim Hortons or Burger King Worldwide and no representation is made with respect to the income tax consequences to any such person. Accordingly, shareholders of Tim Hortons or Burger King Worldwide should consult their own tax advisors having regard to their particular circumstances.

For the purposes of the Tax Act, subject to certain exceptions (including where a taxpayer has made an election to compute its “Canadian tax results” in a currency other than Canadian currency), where an amount that is relevant in computing a taxpayer’s “Canadian tax results” is expressed in a currency other than Canadian dollars, the amount must be converted to Canadian dollars using the noon exchange rate quoted by the Bank of Canada for the day on which the amount arose.

Material Canadian Federal Income Tax Considerations to Tim Hortons Shareholders of the Arrangement

The following summary describes the principal Canadian federal income tax considerations in respect of the disposition of Tim Hortons common shares pursuant to the plan of arrangement generally applicable to a beneficial owner of Tim Hortons common shares who, at all relevant times, for purposes of the Tax Act (i) deals at arm’s length and is not affiliated with Tim Hortons, Amalgamation Sub and Holdings; and (ii) holds the Tim Hortons common shares as capital property (referred to in this portion of the summary as a “holder”). Generally, Tim Hortons common shares will be capital property to a holder provided the holder does not hold those Tim Hortons common shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. This summary does not address all issues relevant to shareholders who acquired their Tim Hortons common shares on the exercise of an employee stock option. Such shareholders should consult their own tax advisors.

For a discussion of the principal Canadian federal income tax considerations in respect of the holding or disposition of Holdings common shares received pursuant to the plan of arrangement, see the discussion under “Material Canadian Federal Income Tax Considerations to Holders of Holdings Common Shares” below.

Holders Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada (referred to in this portion of the summary as a “resident holder”). Certain resident holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act to deem to be capital property any Tim Hortons common shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such resident holder in the taxation year in which the election is made and in all subsequent taxation years. Resident holders whose Tim Hortons common shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This portion of the summary is not applicable to (i) a resident holder that is a “specified financial institution”, (ii) a resident holder an interest in which is a “tax shelter investment”, (iii) a resident holder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”, (iv) a resident holder that reports its “Canadian tax results” in a currency other than Canadian currency, (v) a resident holder that enters into, with respect to its Tim Hortons common shares, a “derivative forward agreement”, as each such term is defined in the Tax Act, or (vi) a resident holder that is a corporation and is, or becomes as part of a transaction or event or series of transactions or events that includes the arrangement, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act as modified by the proposed amendments. Such resident holders should consult their tax advisors with respect to the consequences of the arrangement.

Disposition Pursuant to the Plan of Arrangement

Generally, a resident holder who disposes of Tim Hortons common shares pursuant to the plan of arrangement will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the resident holder of the Tim Hortons common shares immediately before the disposition. Depending on whether or not a resident holder makes the cash election or the arrangement shares election, the proceeds of disposition to the resident holder will be equal, as the case may be, to (i) the sum of the aggregate amount of cash and the fair market value at the time of the disposition of the Holdings common shares received in exchange for such Tim Hortons common shares; (ii) the aggregate amount of the cash received in exchange for such Tim Hortons common shares; or (iii) the fair market value at the time of the disposition of the Holdings common shares received in exchange for such Tim Hortons common shares and any cash received in lieu of a fractional Tim Hortons common share.

Generally, a resident holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (referred to in this portion of the summary as a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a resident holder is required to deduct one-half of the amount of any capital loss (referred to in this portion of the summary as an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the resident holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a resident holder that is a corporation on the disposition of a Tim Hortons share may be reduced by the amount of any dividends received (or deemed to be received) by the resident holder on such share (or another share where the Tim Hortons share has been acquired in exchange for such other share) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Tim Hortons share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident holders to whom these rules may be relevant should consult their own tax advisors.

A resident holder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains.

The cost to a resident holder of Holdings common shares received by that resident holder pursuant to the plan of arrangement will be equal to their fair market value at the time they are acquired by such resident holder.

Dissenting Shareholders

A resident holder who, as a result of the exercise of dissent rights, is entitled to be paid the fair value of its Tim Hortons common shares by Amalgamation Sub will be considered to have disposed of such resident holder’s Tim Hortons common shares for proceeds of disposition equal to the amount of the cash payment (other than any portion of the payment that is interest awarded by a court). Such resident holder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to such resident holder immediately before the disposition of its Tim Hortons common shares. See “Disposition Pursuant to the Plan of Arrangement” above for a general description of the treatment of capital gains and capital losses under the Tax Act. Interest awarded by a court to a resident holder who is a dissenting Tim Hortons shareholder will be included in computing such resident holder’s income for purposes of the Tax Act.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Tim Hortons common shares in a business carried on in Canada (referred to in this portion of the summary as a “non-resident holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

Disposition Pursuant to the Plan of Arrangement

A non-resident holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Tim Hortons common shares, unless the shares are “taxable Canadian property” to the non-resident holder for purposes of the Tax Act and the shares are not “treaty-protected property” of the non-resident holder for purposes of the Tax Act.

Generally, Tim Hortons common shares will not constitute taxable Canadian property to a non-resident holder at the time of disposition provided that the shares are listed at that time on a designated stock exchange (which includes the TSX), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the non-resident holder, (b) persons with whom the non-resident holder does not deal at arm’s length, and (c) pursuant to the proposed amendments, partnerships in which the non-resident holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of Tim Hortons, and (ii) more than 50% of the fair market value of Tim Hortons common shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Tim Hortons common shares could be deemed to be taxable Canadian property to a particular non-resident holder.

Even if Tim Hortons common shares are taxable Canadian property to a non-resident holder, a taxable capital gain resulting from the disposition of the shares will not be included in computing the non-resident holder’s taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the shares constitute ‘‘treaty-protected property’’ of the non-resident holder for purposes of the Tax Act. Tim Hortons common shares will generally be considered “treaty-protected property” of a non-resident holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty between Canada and the country in which the non-resident holder is resident for purposes of such treaty, be exempt from tax under the Tax Act.

Non-resident holders whose Tim Hortons common shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Tim Hortons common shares constitute treaty-protected property.

Dissenting Shareholders

A non-resident holder who, as a result of the exercise of dissent rights, is entitled to be paid the fair value of its Tim Hortons common shares by Amalgamation Sub will not be subject to income tax under the Tax Act on any capital gain realized on the disposition of its Tim Hortons common shares unless the shares are “taxable Canadian property” to the non-resident holder for purposes of the Tax Act and the shares are not “treaty-protected property” of the non-resident holder for purposes of the Tax Act. Any interest awarded by a court and paid or credited to such non-resident holder exercising its rights of dissent will not be subject to withholding taxes under the Tax Act, unless such interest constitutes “participating debt interest” (as defined in the Tax Act).

Material Canadian Federal Income Tax Considerations to Burger King Worldwide Stockholders of the Merger

The following summary describes the principal Canadian federal income tax considerations in respect of the disposition of Burger King Worldwide common stock on the merger applicable to a beneficial owner of Burger King Worldwide common stock who, at all relevant times, for purposes of the Tax Act (i) deals at arm’s length and is not affiliated with Burger King Worldwide, Holdings, Partnership and Merger Sub; and (ii) holds Burger King Worldwide common stock as capital property (referred to in this portion of the summary as a “holder”). Generally, Burger King Worldwide common stock will be capital property to a holder provided the holder does not hold Burger King Worldwide common stock in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

For a discussion of the principal Canadian federal income tax considerations in respect of the holding or disposition of Holdings common shares received on the merger, see the discussion under “Material Canadian Federal Income Tax Considerations to Holders of Holdings Common Shares” below.

Holders Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada (referred to in this portion of the summary as a “resident holder”).

This portion of the summary is not applicable to (i) a resident holder an interest in which is a “tax shelter investment”, (ii) a resident holder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”, (iii) a resident holder that reports its “Canadian tax results” in a currency other than Canadian currency, each as defined in the Tax Act, (iv) a resident holder that has entered into, with respect to its Burger King Worldwide common stock, a “derivative forward agreement”, (v) a resident holder in respect of which Burger King Worldwide is a “foreign affiliate” as each such term is defined in the Tax Act, or (vi) a resident holder that is a corporation and is, or becomes as part of a transaction or event or series of transactions or events that includes the arrangement, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act as modified by the proposed amendments. Such resident holders should consult their tax advisors with respect to the consequences of the merger.

Generally, a resident holder whose Burger King Worldwide common stock is exchanged as a result of the merger for Partnership exchangeable units or a combination of Partnership exchangeable units and Holdings common shares will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the resident holder of the Burger King Worldwide common stock immediately prior to the merger. The proceeds of disposition to the resident holder in respect of its Burger King Worldwide common stock will be equal to the aggregate of (i) the fair market value of the Partnership exchangeable units at the time of the merger received in exchange for such Burger King Worldwide common stock; (ii) the fair market value at the time of the merger of any Holdings common shares received in exchange for such Burger King Worldwide common stock; and (iii) any cash received in lieu of a fractional Holdings common share or Partnership exchangeable unit.

Generally, a resident holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (referred to in this portion of the summary as a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a resident holder is required to deduct one-half of the amount of any capital loss (referred to in this portion of the summary as an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the resident holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

A resident holder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains.

The cost to a resident holder of Partnership exchangeable units and any Holdings common shares received by that resident holder on the merger will be equal to their fair market value at the time they are acquired by such resident holder.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Burger King Worldwide common stock in a business carried on in Canada (referred to in this portion of the summary as a “non-resident holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

The following portion of the summary assumes that the Burger King Worldwide common stock is not “taxable Canadian property” to any particular non-resident holder at the effective time of the merger. Generally, the Burger King Worldwide common stock will not constitute taxable Canadian property to a non-resident holder at the effective time of the merger provided that the stock is listed at that time on a designated stock exchange (which includes the NYSE), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the non-resident holder, (b) persons with whom the non-resident holder does not deal at arm’s length, and (c) pursuant to the proposed amendments, partnerships in which the non-resident holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Burger King Worldwide, and (ii) more than 50% of the fair market value of the Burger King Worldwide common stock was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists.

A non-resident holder will not be subject to tax under the Tax Act on any capital gain realized on the exchange of Burger King Worldwide common stock on the merger for Partnership exchangeable units and any Holdings common shares.

Material Canadian Federal Income Tax Considerations to Holders of Holdings Common Shares

The following summary describes the principal Canadian federal income tax considerations in respect of the holding or disposition of Holdings common shares received pursuant to the plan of arrangement, on the merger or on the repurchase of Partnership exchangeable units generally applicable to a beneficial owner of Holdings common shares who, at all relevant times, for purposes of the Tax Act (i) deals at arm’s length and is not affiliated with Holdings; and (ii) holds such Holdings common shares as “capital property” (referred to in this portion of the summary as a “holder”). Generally, Holdings common shares will be capital property to a holder provided the holder does not hold those Holdings common shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

Holders Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada (referred to in this portion of the summary as a “resident holder”). Certain resident holders may be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to deem to be capital property any Holdings common shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such resident holder in the taxation year in which the election is made and in all subsequent taxation years. Resident holders whose Holdings common shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This portion of the summary is not applicable to (i) a resident holder that is a “specified financial institution”, (ii) a resident holder an interest in which is a “tax shelter investment”, (iii) a resident holder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”, (iv) a resident holder that reports its “Canadian tax results” in a currency other than Canadian currency, (v) a resident holder that enters into, with respect to its Holdings common shares, a “derivative forward agreement” as each such term is defined in the Tax Act, or (vi) a resident holder that is a corporation and is, or becomes as part of a transaction or event or series of transactions or events that includes the arrangement, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act as modified by the proposed amendments. Such resident holders should consult their tax advisors with respect to the consequences of holding Holdings common shares.

Dividends

A resident holder will be required to include in computing its income for a taxation year any dividends received on the Holdings common shares. In the case of a resident holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Holdings as an eligible dividend in accordance with the provisions of the Tax Act. A dividend received by a resident holder that is a corporation will generally be deductible in computing the corporation’s taxable income.

A resident holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1⁄3% under Part IV of the Tax Act on dividends received (or deemed to be received) on Holdings common shares to the extent such dividends are deductible in computing the holder’s taxable income for the taxation year.

Dispositions

Generally, on a disposition or deemed disposition of a Holdings common share, a resident holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the resident holder of the Holdings common share immediately before the disposition or deemed disposition.

Generally, a resident holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (referred to in this portion of the summary as a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a resident holder is required to deduct one-half of the amount of any capital loss (referred to in this portion of the summary as an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the resident holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a resident holder that is a corporation on the disposition of a Holdings common share may be reduced by the amount of any dividends received (or deemed to be received) by the resident holder on such share (or another share where the Holdings common share has been acquired in exchange for such other share) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Holdings common share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident holders to whom these rules may be relevant should consult their own tax advisors.

Refundable Tax

A resident holder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains realized and dividends received or deemed to be received in respect of the Holdings common shares (but not dividends or deemed dividends that are deductible in computing taxable income).

Eligibility for Investment

Provided the Holdings common shares are listed on a designated stock exchange (which currently includes the NYSE and the TSX) at the time they are acquired by a resident holder under the plan of arrangement, on the merger or on the repurchase of Partnership exchangeable units, as the case may be, the Holdings common shares will be qualified investments under the Tax Act at that time for resident holders that are trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts and, in the case of a registered retirement savings plan, a registered retirement income fund or a tax-free savings account, provided the annuitant of the registered retirement savings plan or registered retirement income fund or the holder of the tax-free savings account, as the case may be, does not have a “significant interest” (as defined in the Tax Act for purposes of the “prohibited investment” rules) in Holdings or in a corporation, partnership or trust that does not deal at arm’s length with Holdings, will not be a prohibited investment under the Tax Act for such registered retirement savings plans, registered retirement income funds or tax-free savings accounts. Holdings common shares will not be a “prohibited investment” if they are “excluded property” (as defined in the Tax Act for purposes of the “prohibited investment” rules).

Holders Not Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Holdings common shares in a business carried on in Canada (referred to in this portion of the summary as a “non-resident holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

The following portion of the summary assumes that the Holdings common shares will not be “taxable Canadian property” to any particular non-resident holder at any time. Generally, the Holdings common shares will not constitute taxable Canadian property to a non-resident holder at a particular time provided that the shares are listed at that time on a designated stock exchange (which includes the TSX and the NYSE), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the non-resident holder, (b) persons with whom the non-resident holder does not deal at arm’s length, and (c) pursuant to the proposed amendments, partnerships in which the non-resident holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Holdings, and (ii) more than 50% of the fair market value of Holdings common shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists.

Dividends

Dividends paid or credited or deemed to be paid or credited on the Holdings common shares to a non-resident holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the non-resident holder is entitled under any applicable income tax convention.

Dispositions

A non-resident holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Holdings common shares.

Material Canadian Federal Income Tax Considerations to Holders of Partnership Exchangeable Units

The following summary describes the principal Canadian federal income tax considerations in respect of the holding or disposition of Partnership exchangeable units received on the merger which are generally applicable to a beneficial owner of Partnership exchangeable units who, at all relevant times, for purposes of the Tax Act (i) deals at arm’s length and is not affiliated with Partnership and Holdings; and (ii) holds the Partnership exchangeable units received on the merger as “capital property” (referred to in this portion of the summary as a “holder”). Generally, Partnership exchangeable units will be capital property to a holder provided the holder does not hold those Partnership exchangeable units in the course of carrying on a business or as part of an adventure or concern in the nature of trade. This portion of the summary assumes that not more than 50% of the fair market value of all Partnership units will be held by one or more persons who are “financial institutions” for the purposes of the Tax Act.

For a discussion of the principal Canadian federal income tax considerations in respect of the holding or disposition of Holdings common shares received on the repurchase of Partnership exchangeable units see the discussion under “Material Canadian Federal Income Tax Considerations to Holders of Holdings Common Shares” above.

Recognition of Partnership

The Tax Act does not define what constitutes a partnership but does describe the income tax consequences where one exists. The CRA has stated that, generally, a partnership is the relation that subsists between persons carrying on business in common with a view to profit and that whether a particular arrangement at a particular time constitutes a partnership is a matter determined by relevant provincial law. Partnership will be registered as a partnership under Ontario law, although formal registration as a partnership under applicable law is not in itself decisive.

As discussed below under “Holders Not Resident in Canada—Income of the Partnership”, it is not expected that Partnership will be considered for the purposes of the Tax Act to have income from carrying on a business. However, the CRA has acknowledged that the level of activity required for purposes of qualifying as a partnership may be lower than that required for income to be regarded as income from a business rather than income from property, which is consistent with the relevant case law. The balance of this summary assumes that Partnership will be considered to be a partnership for purposes of the Tax Act.

SIFT Rules

Partnership will be a “SIFT partnership” for the purposes of the Tax Act. As a “SIFT partnership”, Partnership will be subject to partnership level taxation (“SIFT Tax”) on its “taxable non-portfolio earnings” (as defined in the Tax Act), which generally include (i) income from businesses carried on by Partnership in Canada, (ii) income (other than taxable dividends) from “non-portfolio property”, and (iii) taxable capital gains from dispositions of “non-portfolio property”. The SIFT Tax is applied to the above mentioned sources of income and gains at a rate similar to the federal and provincial rate generally applicable to a Canadian public corporation. If Partnership has “taxable non-portfolio earnings”, the excess of its “taxable non-portfolio earnings” over its tax payable for a taxation year is deemed to be a dividend received by Partnership in the taxation year from a taxable Canadian corporation, which deemed dividend will be allocated to holders of units of Partnership in accordance with the partnership agreement. The deemed dividend that is allocated to a non-resident holder (as defined below) will be subject to Canadian withholding tax and the deemed dividend that is allocated to a resident holder (as defined below) will qualify as an “eligible dividend” (as defined in the Tax Act). For a discussion of the taxation of dividends from a taxable Canadian corporation see the discussion above under “Material Canadian Federal Income Tax Considerations to Holders of Holdings Common Shares”.

It is expected that Partnership will not earn any income for the purposes of the Tax Act other than taxable dividends received from a wholly-owned subsidiary (referred to in this portion of the summary as “Canadian Subco”) of Partnership, which is a taxable Canadian corporation. As a result, it is expected that Partnership will not be liable for any SIFT Tax for any taxation year. This summary assumes that Partnership will not be liable to pay SIFT Tax in any taxation year on the basis that it is not expected to earn any “taxable non-portfolio earnings”. However, no assurance can be given in this regard.

Holders Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada (referred to in this portion of the summary as a “resident holder”).

This portion of the summary is not applicable to (i) a resident holder that is a “specified financial institution”, (ii) a resident holder an interest in which is a “tax shelter investment”, (iii) a resident holder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”, (iv) a resident holder that reports its “Canadian tax results” in a currency other than Canadian currency, (v) a resident holder that enters into, with respect to its Partnership exchangeable units, a “derivative forward agreement” as each such term is defined in the Tax Act, (vi) a resident holder that has a “significant interest” in Partnership for the purposes of the partnership deferral rules in sections 34.2 and 34.3 of the Tax Act; or (vii) a resident holder that is a corporation and is, or becomes as part of a transaction or event or series of transactions or events that includes the arrangement, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act as modified by the proposed amendments. Such resident holders should consult their tax advisors with respect to the consequences of holding Partnership exchangeable units.

Computation of Income or Loss

Partnership is not subject to tax under the Tax Act except in the circumstances discussed above under “SIFT Rules”. Each resident holder that holds Partnership exchangeable units will be a limited partner of Partnership and will be required to include in computing the resident holder’s income for a particular taxation year its share of the income or loss of Partnership, as the case may be, for its fiscal year ending in, or coincidentally with the end of, the resident holder’s taxation year, whether or not any of that income is distributed to the resident holder in the taxation year. For this purpose, the income or loss of Partnership will be computed for each fiscal year as if Partnership were a separate person resident in Canada. The fiscal year of Partnership generally will be the calendar year.

In computing the income or loss of Partnership, deductions may be claimed in respect of reasonable costs and expenses incurred by Partnership to earn income from Canadian Subco. The net income or loss of Partnership for a fiscal year will be allocated to the partners of Partnership in the manner set out in the partnership agreement, subject to the detailed rules in the Tax Act in that regard.

The income of Partnership for purposes of the Tax Act is expected to consist only of any taxable dividends received on the shares of Canadian Subco. A resident holder’s share of a taxable dividend received or deemed to be received by Partnership in a fiscal year on the shares of Canadian Subco will be treated as a dividend received by the resident holder and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for eligible dividends when the dividend received by Partnership is designated as an “eligible dividend”. For a discussion of the taxation of dividends from a taxable Canadian corporation see the discussion above under “Material Canadian Federal Income Tax Considerations to Holders of Holdings Common Shares”.

Amounts received by Partnership from Canadian Subco as a return of paid-up capital on the shares of Canadian Subco will generally not be taxable to Partnership; however, the adjusted cost base to Partnership of its shares of Canadian Subco will be reduced by the amount of any such distribution received. To the extent the adjusted cost base of the shares of Canadian Subco would otherwise be a negative amount, Partnership will be deemed to have realized a capital gain equal to the absolute value of such negative amount at that time, and such adjusted cost base will be nil immediately after that time. One-half of any such capital gain in respect of the shares of Canadian Subco will be included in Partnership’s “taxable non-portfolio earnings” and subject to the SIFT Tax as described above under “SIFT Rules”.

Partnership will be deemed to be a non-resident person in respect of, among other things, dividends paid or credited by Canadian Subco. The rate of withholding tax imposed under Part XIII of the Tax Act in respect of dividends is 25%. Pursuant to the administrative policy of the CRA, Partnership will not be subject to withholding tax on the portion of the dividends allocable to resident holders.

If Partnership incurs losses for tax purposes, each resident holder will be entitled to deduct in the computation of its income for tax purposes its share of any such losses for any fiscal year ending in the resident holder’s taxation year to the extent that its investment in Partnership is “at risk” within the meaning of the Tax Act. In general, the amount “at risk” for a resident holder for any taxation year will be the adjusted cost base of the resident holder’s Partnership exchangeable units at the end of the year, plus any income of Partnership allocated to the resident holder for the year, less any amount owing by the resident holder (or a person with whom the resident holder does not deal at arm’s length) to Partnership (or to a person with whom Partnership does not deal at arm’s length) and less the amount of any benefit that a resident holder (or a person with whom the resident holder does not deal at arm’s length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the resident holder from the investment.

Disposition of Partnership Exchangeable Units

The disposition by a resident holder of Partnership exchangeable units, including on a repurchase of Partnership exchangeable units for cash or Holdings common shares, will result in the realization of a capital gain (or capital loss) by such resident holder in the amount, if any, by which the proceeds of disposition of the Partnership exchangeable units, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such Partnership exchangeable units. In general, the adjusted cost base of a resident holder’s Partnership exchangeable units will be equal to: (i) the cost of such Partnership exchangeable units at the time of acquisition; plus (ii) its pro rata share of Partnership’s income allocated to the resident holder for Partnership’s fiscal years ending before the relevant time; less (iii) the aggregate of its pro rata share of Partnership’s losses allocated to the resident holder (other than losses which cannot be deducted because they exceed the resident holder’s “at-risk” amount) for Partnership’s fiscal years ending before the relevant time; and less (iv) the distributions received by the resident holder from Partnership before the relevant time. However, where the resident holder has disposed of all of its remaining Partnership exchangeable units at a particular time so that it ceases to be a partner, the fiscal year of Partnership will be deemed to have ended shortly before that time for certain purposes relevant to the resident holder, including the computation of the adjusted cost base of such Partnership exchangeable units to the resident holder, so that such adjusted cost base will also be increased (or reduced) by the resident holder’s pro rata share of any Partnership income (or loss) which is allocated to such holder for the Partnership fiscal year which commenced in the year of such disposition. On a repurchase of Partnership exchangeable units for Holdings common shares, the proceeds of disposition of the Partnership exchangeable units will be equal to the fair market value of the Holdings common shares received at the time of the repurchase. The cost to a resident holder of Holdings commons shares received by that resident holder on such repurchase will be equal to their fair market value at the time they are acquired by such resident holder. For the purposes of determining the adjusted cost base to a resident holder of Holdings common shares at any time, the cost of such Holdings common shares will be averaged with the adjusted cost base of any other Holdings common shares owned by the resident holder as capital property at the time.

Where a resident holder disposes of all of its Partnership exchangeable units, it will no longer be a partner of Partnership. If, however, a resident holder is entitled to receive a distribution from Partnership after the disposition of all of its Partnership exchangeable units, then the resident holder will be deemed to dispose of the Partnership exchangeable units at the later of (i) the end of Partnership’s fiscal year during which the disposition occurred; and (ii) the date of the last distribution made by Partnership to which the resident holder was entitled. Resident holders should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of Partnership exchangeable units.

A resident holder will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the resident holder’s Partnership exchangeable units is negative at the end of any fiscal year of Partnership. In such a case, the adjusted cost base of the resident holder’s Partnership exchangeable units will be nil at the beginning of Partnership’s next fiscal year.

Generally, a resident holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (referred to in this portion of the summary as a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a resident holder is required to deduct one-half of the amount of any capital loss (referred to in this portion of the summary as an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the resident holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of Partnership exchangeable units to certain persons including a tax-exempt person or a non-resident person, so that the full amount of such capital gain would be included in the computation of its income. Resident holders should consult their own tax advisors in this regard.

A resident holder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains.

Eligibility for Investment

Provided the Partnership exchangeable units are listed on a designated stock exchange (which currently includes the TSX) at the time they are acquired by a resident holder on the merger, the Partnership exchangeable units will be qualified investments under the Tax Act at that time for resident holders that are trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts and, in the case of a registered retirement savings plan, a registered retirement income fund or a tax-free savings account, provided the annuitant of the registered retirement savings plan or registered retirement income fund or the holder of the tax-free savings account, as the case may be, does not have a “significant interest” (as defined in the Tax Act for purposes of the “prohibited investment” rules) in Partnership or in a corporation, partnership or trust that does not deal at arm’s length with Partnership, will not be a prohibited investment under the Tax Act for such registered retirement savings plans, registered retirement income funds or tax-free savings accounts. Partnership exchangeable units will not be a “prohibited investment” if they are “excluded property” (as defined in the Tax Act for purposes of the “prohibited investment” rules).

Holders Not Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the Tax Act (a) is not, and is not deemed to be, resident in Canada, (b) does not use or hold, and is not deemed to use or hold, the Partnership exchangeable units in a business carried on in Canada, and (c) is not, and is not affiliated, with a person or partnership (other than a “designated entity” in respect of Holdings within the meaning of section 115.2 of the Tax Act): (i) more than 25% of the fair market value of the investments in which are owned by persons or partnerships (other than such “designated entities”) that are affiliated with Holdings, or (ii) that is affiliated with Holdings (referred to in this portion of the summary as a “non-resident holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

The following portion of the summary assumes that the Partnership exchangeable units will not be “taxable Canadian property” to any particular non-resident holder at any time and that Partnership will at no time dispose of taxable Canadian property. It is expected that Partnership’s only material asset will be shares of Canadian Subco. Generally, a share that is not listed on a “designated stock exchange” or a partnership interest will not constitute taxable Canadian property to a non-resident holder unless at any particular time during the 60-month period that ends at that time more than 50% of the fair market value of the share or partnership interest, as the case may be, was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, shares and partnership interests could be deemed to be taxable Canadian property.

Income of the Partnership

A non-resident holder will not be subject to Canadian income tax under Part I of the Tax Act on its share of Partnership’s income from carrying on business outside Canada and of non-business income earned by Partnership. Generally, a non-resident holder is subject to Canadian income tax under Part I of the Tax Act only on its share of Partnership’s income from carrying on business in Canada. A person can be deemed to be carrying on business in Canada in certain circumstances including where it offers anything for sale in Canada through an agent or servant. The limited activities of Partnership contemplated in this Registration Statement including delivering Holdings common shares or cash on repurchases of Partnership exchangeable units may not be considered to result in non-resident holders of its exchangeable units carrying on or being deemed to carry on business in Canada. However, if the above deeming rule were to apply to Partnership, the safe harbour rule in section 115.2 of the Tax Act should apply such that the non-resident holders would not be considered to be carrying on business in Canada with respect to the activities of Partnership. The safe harbour rule in section 115.2 of the Tax Act provides that where non-resident holders otherwise would be considered to be carrying on business in Canada by virtue only of services which are “designated investment services” provided to Partnership in Canada by a “Canadian service provider” (such as Holdings) in respect of “qualified investments” (as such terms are defined in section 115.2 of the Tax Act), the non-resident holders will be considered to not be carrying on business in Canada with respect to the activities of Partnership.

The income of Partnership for purposes of the Tax Act is expected to consist only of any taxable dividends received on the shares of Canadian Subco. On this basis, Partnership should not be considered to have any income from carrying on business in Canada and a non-resident holder should not be subject to Canadian income tax under Part I of the Tax Act on its share of Partnership’s income but may be subject to Canadian withholding tax, as described below.

Partnership will be deemed to be a non-resident person in respect of, among other things, dividends paid or credited by Canadian Subco. The rate of withholding tax imposed under Part XIII of the Tax Act in respect of dividends is 25%. Pursuant to the administrative policy of the CRA, a non-resident holder may claim a reduced rate of withholding tax under an applicable income tax treaty in respect of the non-resident holder’s allocable share of the dividends paid or credited by Canadian Subco to Partnership. For non-resident holders that are resident in the United States for the purposes of, and entitled to the benefits of, the Canada-United States Income Tax Convention 1980, as amended, a reduced rate of withholding tax may not be available in respect of the non-resident holder’s share of the dividends from Canadian Subco as result of Article IV(7)(b) of such tax treaty. Such holders should consult their tax advisors with respect to the availability of benefits under the Canada-United States Income Tax Convention 1980, as amended.

Amounts received by Partnership from Canadian Subco as a return of paid-up capital on the shares of Canadian Subco and a subsequent distribution of such amounts to a non-resident holder will generally not be subject to withholding tax under the Tax Act.

Disposition of Partnership Exchangeable Units

A non-resident holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Partnership exchangeable units.

Filing and Regulatory Requirements

Provided the non-resident holder is not considered to be carrying on business in Canada by virtue of holding Partnership exchangeable units, the non-resident holder will not be required to file a Canadian income tax return as a result of its holding Partnership exchangeable units. If non-resident holders of Partnership exchangeable units are required to file a Canadian income tax return, the Partnership will use reasonable efforts to furnish Partnership exchangeable unit holders with requisite tax information on timely basis.

Canadian Securities Laws

Distribution and Resale of Holdings Common Shares and Partnership Exchangeable Units Received in Connection with the Transaction

Distributions of Holdings common shares to shareholders of Tim Hortons and stockholders of Burger King Worldwide in connection with the arrangement and the merger, respectively, and Partnership exchangeable units to stockholders of Burger King Worldwide in connection with the merger (and Holdings common shares to be issued upon an exchange of such Partnership exchangeable units) will be exempt from the prospectus requirements under applicable Canadian securities law and the rights and protections otherwise afforded under those requirements. Such Holdings common shares and Partnership exchangeable units may be resold without a prospectus or an exemption from the prospectus requirements under applicable Canadian securities law if:

•	Holdings (or, for a resale of the Partnership exchangeable units, Partnership) is, at the time of that trade, and has been, for the four months immediately preceding the trade, a reporting issuer in a Canadian jurisdiction;

•	that trade is not a “control distribution” under applicable Canadian securities law;

•	no unusual effort is made to prepare the market or create a demand for the securities that are the subject of that trade;

•	no extraordinary commission or consideration is paid in respect of that trade; and

•	where the selling security holder is an insider or officer of Holdings (or Partnership, as applicable), the selling security holder has no reasonable grounds to believe that Holdings (or Partnership, as applicable) is in default of applicable Canadian securities law.

It is expected that both Holdings and Partnership will be entitled to include the period of time that Tim Hortons was a reporting issuer immediately prior to the transactions for purposes of satisfying the four month reporting history requirement in the first bullet above.

Each Tim Hortons shareholder and Burger King stockholder is urged to consult such holder’s professional advisors with respect to restrictions applicable to trades in Holdings common shares and/or Partnership exchangeable units under applicable Canadian securities law.

Continuous Disclosure Obligations

Upon completion of the transactions, Holdings will be a reporting issuer in each of the provinces and territories of Canada and will be subject to Canadian continuous disclosure and other reporting obligations under applicable Canadian securities laws. Among these reporting obligations is the requirement that its reporting insiders file reports with respect to, among other things, their beneficial ownership of, or control or direction over, securities of Holdings and their interests in, and rights and obligations associated with, related financial instruments. As Holdings will not be a foreign issuer under applicable Canadian securities law, it will generally not be entitled under exemptions available to such foreign issuers to satisfy its Canadian reporting obligations through periodic and current reports that it files with the SEC to satisfy its U.S. reporting obligations. However, as an SEC issuer, it will be permitted to prepare its financial statements in accordance with GAAP and its management’s discussion and analysis and annual information forms in accordance with applicable U.S. securities law requirements.

Upon completion of the transactions, Partnership will become a reporting issuer in each of the provinces and territories of Canada. Partnership has obtained relief from the Canadian securities regulators dated October 31, 2014 that entitles Partnership to satisfy its Canadian continuous disclosure obligations by relying on the continuous disclosure documents filed by Holdings for so long as certain conditions are satisfied. Among these conditions is a requirement that Partnership concurrently send to all holders of Partnership exchangeable units all disclosure materials that Holdings sends to its shareholders and a requirement that Partnership separately report all material changes in respect of Partnership that are not also material changes in respect of Holdings. For so long as Partnership and Holdings satisfy these conditions, Partnership will also be exempt from audit committee requirements and corporate governance disclosure obligations under applicable Canadian securities laws.

THE ARRANGEMENT AGREEMENT

The following is a summary of certain material terms of the arrangement agreement and does not purport to be complete and may not contain all of the information about the arrangement agreement that is important to a particular shareholder of Tim Hortons or stockholder of Burger King Worldwide in connection with the transactions. This summary is qualified in its entirety by reference to the complete text of the arrangement agreement, which is incorporated into this joint information statement/circular by reference in its entirety and attached as Annex A to this joint information statement/circular. Burger King Worldwide and Tim Hortons urge you to read carefully this entire joint information statement/circular, including the Annexes and the documents incorporated by reference. You should also review the section entitled “Where You Can Find More Information.”

The arrangement agreement has been included to provide you with information regarding its terms, and Burger King Worldwide and Tim Hortons recommend that you read the arrangement agreement carefully and in its entirety. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the merger and arrangement, Burger King Worldwide and Tim Hortons do not intend for the arrangement agreement to be a source of factual, business or operational information about the companies. The arrangement agreement contains representations and warranties of the parties as of specific dates and may have been used for purposes of allocating risk between the parties rather than establishing matters as facts. Those representations and warranties are qualified in several important respects, which you should consider as you read them in the arrangement agreement. The representations and warranties are qualified in their entirety by certain information Burger King Worldwide and Tim Hortons filed with the SEC or Tim Hortons filed with the Canadian Securities Administrators prior to the date of the arrangement agreement, as well as by confidential disclosure letters that Burger King Worldwide and Tim Hortons delivered to each other in connection with the execution of the arrangement agreement, and are qualified by contractual standards of materiality that may differ from what shareholders consider to be material. Information concerning the subject matter of the representations and warranties may have changed since the date of the arrangement agreement and new information qualifying a representation or warranty may have been included in this joint information statement/circular. For the foregoing reasons, you should not rely on the representations and warranties contained in the arrangement agreement as statements of factual information.

Closing of the Arrangement and the Merger

Unless the arrangement agreement is terminated prior to such time (see “—Termination of the Arrangement Agreement”), the closing of the arrangement and the merger will occur on a date to be specified by Burger King Worldwide and Tim Hortons, which will be no later than the fifth business day following the satisfaction or waiver of all of the conditions set forth in the arrangement agreement (other than conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions). Notwithstanding the satisfaction or waiver of the conditions precedent to each party’s obligation to close, if the marketing period (as defined below) has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied or waived at the closing), the closing will take place instead on the earlier to occur of (i) any business day during the marketing period to be specified by Burger King Worldwide to Tim Hortons on no less than three business days’ written notice to Tim Hortons and (ii) the business day immediately following the last day of the marketing period, but in each case subject to the satisfaction or waiver of the conditions precedent to each party’s obligation to close. For purposes of the arrangement agreement, “marketing period” is defined as the first period of 20 consecutive business days after the date of the arrangement agreement beginning on the first day on which (a) Burger King Worldwide has certain customary and required financial information, (b) the conditions precedent to each party’s obligation to close have been satisfied (other than those conditions that by their terms are to be satisfied at the closing) and (c) nothing has occurred and no condition exists that would cause certain conditions precedent for Burger King Worldwide’s benefit relating to Tim Hortons compliance with covenants, accuracy of representations and warranties and absence of a material adverse effect to fail to be satisfied. The marketing period will either end prior to December 19, 2014 or commence no earlier than January 5, 2015.

The arrangement requires approval by the Ontario court under section 192 of the CBCA. Tim Hortons was granted the interim order from the Ontario court on November 3, 2014, which provides for the calling and the holding of the Tim Hortons special meeting and other procedural matters related to the arrangement.

Subsequent and subject to the approval of the arrangement resolution by Tim Hortons shareholders at the Tim Hortons special meeting in accordance with the interim order, the hearing in respect of the final order of the Ontario court approving the arrangement, will be scheduled. At the hearing, the Ontario court will consider, among other things, the fairness and reasonableness of the arrangement, both from a procedural and substantive point of view. The Ontario court may approve the arrangement in any manner it may direct, subject to compliance with such terms and conditions, if any, as it deems fit.

Assuming the final order is granted and the conditions to closing contained in the arrangement agreement are satisfied or waived, then the articles of arrangement of Tim Hortons in respect of the arrangement that are required by the CBCA to be sent to the CBCA Director, which will be in form and substance satisfactory to each of Tim Hortons and Burger King Worldwide, acting reasonably, which is referred to in this joint information statement/circular as the “articles of arrangement”, will be filed with the CBCA Director to give effect to the arrangement.

As soon as practicable on the closing date following the filing of the articles of arrangement with the CBCA Director, Burger King Worldwide and/or Merger Sub will file the certificate of merger with the Secretary of State of the State of Delaware and make any and all other filings required under the Delaware General Corporate Law (the “DGCL”). On the terms and subject to the conditions of the arrangement agreement, at the effective time of the merger, Merger Sub will be merged with and into Burger King Worldwide and the separate existence of Merger Sub will cease. Burger King Worldwide will survive the merger as an indirect subsidiary of Holdings. For purposes of the arrangement agreement, Burger King Worldwide following the effective time of the merger is referred to as the “surviving corporation.”

Merger Consideration to Burger King Worldwide Stockholders

At the effective time of the merger, each share of Burger King Worldwide common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive (a) if no exchangeable election has been made, 0.99 newly issued Holdings common shares and 0.01 newly issued Partnership exchangeable units or (b) if the Burger King Worldwide stockholder makes an exchangeable election, one Partnership exchangeable unit in exchange for each share of Burger King Worldwide common stock, in each case subject to proration as set forth in the arrangement agreement, as described in “The Transactions—Election and Proration Procedures; Exchange of Shares of Burger King Worldwide Common Stock—Proration”.

Arrangement Consideration to Tim Hortons Shareholders

At the effective time of the arrangement, each holder of Tim Hortons common shares will be entitled to receive C$65.50 in cash and 0.8025 newly issued Holdings common shares in exchange for each Tim Hortons common share held by such shareholder, other than shareholders who (a) make a cash election, who will be entitled to receive C$88.50 in cash in exchange for each Tim Hortons common share held by such shareholder, or (b) make a shares election, who will be entitled to receive 3.0879 newly issued Holdings common shares in exchange for each Tim Hortons common share held by such shareholder, in each case subject to adjustment in accordance with the plan of arrangement, as described in “The Transactions—Election and Proration Procedures; Procedures for Converting Tim Hortons Common Shares into Arrangement Consideration; Dissenter’s Rights; Withholding Rights”.

Treatment of Outstanding Burger King Worldwide Equity Awards

Each stock option to purchase Burger King Worldwide common stock under the Burger King Worldwide equity incentive plans, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger will be exchanged for an option to acquire, on the same terms and conditions as were applicable under such option before the effective time of the merger (including with respect to vesting and exercise price), common shares from Holdings equal to the same number of Holdings common shares as were subject to the underlying Burger King Worldwide option immediately prior to the effective time of the merger, at an exercise price per share equal to the exercise price per share applicable to such option immediately prior to the effective time (rounded up to the nearest whole cent).

Each restricted stock unit in respect of Burger King Worldwide common stock that is outstanding immediately prior to the effective time of the merger under Burger King Worldwide’s equity incentive plans will be exchanged for a restricted stock unit, subject to the same terms and conditions as were applicable under the award agreement issued in connection with such restricted stock unit before the effective time of the merger (including with respect to vesting), with respect to the same number of Holdings common shares as were subject to the underlying Burger King Worldwide restricted stock unit immediately prior to the effective time of the merger. Each of the current Burger King Worldwide equity incentive plans, the exchanged options and exchanged restricted stock units and the related award agreements will be assumed by Holdings as of the effective time of the merger.

Burger King Worldwide Bonus Swap Program

Prior to the effective time of the merger, Burger King Worldwide and Holdings will take such actions as necessary to provide that (i) any then-current investment period under a Burger King Worldwide bonus swap program will continue in effect in accordance with its terms following the effective time of the merger, provided that the Burger King Worldwide bonus swap participants’ elected non-equity incentive compensation amounts will be used to purchase Holdings common shares and such participants will be granted stock options to purchase Holdings common shares, in each case, in accordance with the terms of the applicable bonus swap program and (ii) the conversion of Burger King Worldwide common stock purchased by Burger King Worldwide bonus swap participants pursuant to a Burger King Worldwide bonus swap program into merger consideration will not be deemed a “sale” of any such Burger King Worldwide common stock for purposes of such bonus swap program or any related Burger King Worldwide option award agreement.

Treatment of Outstanding Tim Hortons Equity Awards

Stock Options. Pursuant to the arrangement, each outstanding vested surrendered Tim Hortons stock option will be surrendered and transferred to Tim Hortons in consideration for the issuance of the number of Tim Hortons common shares, rounded down to the nearest whole share, equal in value to the in-the-money value of such surrendered Tim Hortons stock option. The in-the-money value of the Tim Hortons stock option is the amount by which the fair market value of a Tim Hortons common share exceeds the exercise price of the Tim Hortons stock option. The surrendered Tim Hortons stock options will be terminated at the time of their surrender and Tim Hortons common shares issued in respect of such surrendered stock options will be treated as described below.

Pursuant to the arrangement, each outstanding Tim Hortons stock option (and its tandem stock appreciation right), whether vested or unvested, that is not a surrendered Tim Hortons stock option will be exchanged for a stock option (with a tandem stock appreciation right) to acquire from Holdings a number of Holdings common shares equal to the product of: (a) the number of Tim Hortons common shares subject to such Tim Hortons stock option multiplied by (b) the exchange ratio of 3.0879 (and rounded down to the nearest whole number of Holdings common shares). The exercise price per Holdings common share of such Holdings stock option shall be equal to the quotient of: (a) the exercise price per Tim Hortons common share subject to the exchanged Tim Hortons stock option divided by (b) the exchange ratio of 3.0879 (with the aggregate exercise price being rounded up to the nearest whole cent), provided that the in-the-money value of such Holdings stock options immediately after the issuance of such Holdings stock options may not exceed the in-the-money value of the Tim Hortons stock options immediately prior to such issuance. Subject to the foregoing, each Holdings stock option will have the same terms and conditions as were applicable to the exchanged Tim Hortons stock option.

As the replacement awards have all the same material characteristics as the exchanged Tim Hortons stock option and tandem stock appreciation right being replaced, it is not expected that there will be a material difference between the fair value of the original award on the effective date of the arrangement and the fair value of the replacement award. We do not expect a material incremental expense to be recognized by Tim Hortons or Holdings as a result of the issuance of replacement awards.

Restricted Stock Units and Performance Stock Units. Pursuant to the arrangement, all outstanding Tim Hortons restricted stock units and performance stock units will vest, with the number of performance stock units vesting determined based on the maximum or highest level achievable, and Tim Hortons common shares will be issued in full settlement of such awards on the basis of one Tim Hortons common share for each restricted stock unit or performance stock unit.

Tim Hortons common shares issued in consideration for surrendered Tim Hortons stock options or in settlement of restricted stock unit awards and performance stock unit awards will be transferred to Amalgamation Sub pursuant to the arrangement and the holders of such Tim Hortons common shares will be entitled to make an election in respect of the arrangement consideration to be received in consideration for such transfer.

Deferred Stock Units. At the effective time of the arrangement, all outstanding Tim Hortons deferred stock units will ordinarily vest in accordance with the plan terms of the Tim Hortons deferred stock units, or DSUs. Each DSU will be settled for the value of C$65.50 plus the value of 0.8025 newly issued common shares of Holdings (with the value determined based on the opening price of a common share of Holdings on the TSX on the first trading day following the effective time of the arrangement).

Governing Documents Following the Arrangement and the Merger

Surviving Corporation. The certificate of incorporation of the surviving corporation will be the certificate of incorporation of Merger Sub as in effect immediately prior to the effective time of the merger. The bylaws of the surviving corporation will be the bylaws of Merger Sub as in effect immediately prior to the effective time of the merger.

Holdings. Holdings has agreed to take, or cause to be taken, such actions as are necessary so that, effective as of at least one business day prior to the closing, the Holdings certificate of incorporation shall be amended and restated to be substantially in the form as set forth in Annex D to this joint information statement/circular. Holdings has agreed to take, or cause to be taken, such actions as are necessary so that, immediately prior to the filing of the articles of arrangement, the by-laws of Holdings will be amended and restated to be substantially in the form as set forth in Annex E to this joint information statement/circular.

Partnership. Partnership has agreed to take, or cause to be taken, such actions as are necessary so that, effective immediately prior to filing of the articles of arrangement, the partnership agreement of Partnership will be amended and restated to be substantially in the form as set forth in Annex F to this joint information statement/circular.

Exchange of Burger King Worldwide Stock Certificates Following the Merger

Prior to the effective time of the merger, Burger King Worldwide will appoint a bank or trust company reasonably acceptable to Tim Hortons to act as the merger exchange agent for the payment and delivery of the merger consideration.

At or prior to the effective time of the merger, Holdings or Partnership, as applicable, will deposit or cause to be deposited with the merger exchange agent, for the benefit of the holders of certificates of Burger King Worldwide common stock and holders of record of non-certificated outstanding Burger King Worldwide common stock, (i.e., book-entry shares), for exchange through the merger exchange agent, (i) certificates representing the aggregate number of Holdings common shares to be issued as Holdings consideration (or if uncertificated Holdings common shares will be issued, Holdings will make appropriate alternative arrangements) and (ii) certificates representing the aggregate number of Partnership exchangeable units to be issued as exchangeable consideration (or if uncertificated Partnership exchangeable units will be issued, Partnership will make appropriate alternative arrangements).

Promptly following the effective time of the merger, Holdings will send, or will cause the merger exchange agent to send, to each record holder of Burger King Worldwide common stock at the effective time (other than any record holder of Burger King Worldwide common stock who has previously made (and not revoked) a valid exchangeable election with respect to all of such holder’s Burger King Worldwide common stock) a letter of transmittal together with instructions thereto.

Holdings, Burger King Worldwide, Partnership, Merger Sub and the merger exchange agent will each be entitled to deduct and withhold from any amount payable as consideration to Burger King Worldwide stockholders such amounts as required with respect to making any payment for taxes, and such amounts withheld will be treated as having been paid to such stockholders.

The merger consideration issued and credited as fully paid upon conversion of any Burger King Worldwide common stock will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Burger King Worldwide common stock. From and after the effective time of the merger, there will be no further registration of transfers on the stock transfer books of the surviving company of Burger King Worldwide common stock that were outstanding immediately prior to the effective time of the merger. If, after the effective time of the merger, any certificates formerly representing Burger King Worldwide common stock or Burger King Worldwide book entry shares are presented to Holdings or the merger exchange agent for any reason, they will be cancelled and exchanged. If a certificate representing Burger King Worldwide common stock has been lost, stolen or destroyed, the merger exchange agent will issue to such stockholder the consideration described above in respect of the Burger King Worldwide common stock represented by such certificate only upon such stockholder making an affidavit regarding the loss, theft or destruction, and, if required by Holdings or the merger exchange agent, posting a bond in such reasonable and customary amount as Holdings or the merger exchange agent may direct as indemnity against any claim that may be made against Holdings or the merger exchange agent in respect of the certificate alleged to have been lost, stolen or destroyed.

Any portion of the consideration deposited with the merger exchange agent that has not been transferred to the holders of Burger King Worldwide common stock or Burger King Worldwide book entry shares for six months after the effective time of the merger will be delivered to Holdings or its designee and any former holders of Burger King Worldwide common stock or Burger King Worldwide book entry shares may thereafter only look to Holdings for payment of the merger consideration as unsecured creditors, without any interest thereon.

Representations and Warranties

Burger King Worldwide and Tim Hortons made representations and warranties in the arrangement agreement on behalf of themselves and their respective subsidiaries that are subject, in some cases, to specified exceptions and qualifications contained in the arrangement agreement (including qualifications by concepts of knowledge, materiality and/or dollar thresholds) and are further modified and limited by confidential disclosure letters delivered by Burger King Worldwide and Tim Hortons to each other. The representations and warranties made by Burger King Worldwide are also subject to and qualified by certain information included in Burger King Worldwide’s filings made with the SEC (or incorporated by reference into such documents) and the representations and warranties made by Tim Hortons are also subject to and qualified by certain information included in Tim Hortons filings made with the SEC (or incorporated by reference into such documents) from December 31, 2012 until the date of the arrangement agreement, and certain information included in Tim Hortons filings on SEDAR, a website maintained by the Canadian Securities Administrators at www.sedar.com from December 31, 2012 until the date of the arrangement agreement.

The representations and warranties made by each of Burger King Worldwide and Tim Hortons relate to the following subject matters, among other things:

•	corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power;

•	subsidiaries;

•	capital structure and equity securities;

•	authority to enter into the arrangement agreement and due execution and delivery of the arrangement agreement and the completion of the transactions contemplated thereby and board approval;

•	the absence of the violation of applicable laws, organizational documents, material contracts or material permits as a result of the arrangement and the merger;

•	(i) “reporting issuer” status under and compliance with applicable U.S. securities laws with respect to Burger King Worldwide, and “reporting issuer” status under and compliance with applicable U.S. securities laws and applicable Canadian securities laws and “foreign private issuer” status with respect to Tim Hortons; (ii) compliance with listing requirements; (iii) compliance with certain regulatory matters; (iv) certain financial statements; and (v) the absence of certain undisclosed liabilities;

•	internal controls and disclosure controls, no off-balance sheet arrangements, no collateral benefits, and related party transactions;

•	the absence of certain changes and events since December 29, 2013;

•	litigation;

•	material contracts, including the absence of violation or breach in any material respect of each such contract;

•	possession of material permits required by applicable laws, and compliance with applicable laws, including franchise-related laws;

•	labor and other employment matters;

•	employee benefit matters;

•	taxes;

•	title to real property, absence of liens and leasehold interests, and leases of real property;

•	intellectual property;

•	environmental matters;

•	insurance;

•	franchise matters;

•	quality and safety of food and beverage products;

•	corrupt practices legislation;

•	classification as non-Canadian under the Investment Canada Act with respect to Burger King Worldwide and not classification as a cultural business under the Investment Canada Act with respect to Tim Hortons;

•	information supplied in this joint information statement/circular;

•	required approvals, including shareholder approval;

•	absence of applicable takeover laws;

•	brokers and finders; and

•	opinion(s) from its financial advisor(s).

The representations and warranties made by Holdings relate to the following subject matters, among other things:

•	corporate organization and similar corporate matters, corporate standing and corporate power;

•	authority to enter into the arrangement agreement and due execution and delivery of the arrangement agreement and the completion of the transactions contemplated thereby;

•	absence of the violation of applicable laws, organizational documents, material contracts or material permits as a result of the arrangement and the merger;

•	absence of prior operations;

•	capital structure and equity securities of Holdings, Partnership, Merger Sub and Amalgamation Sub; and

•	availability of financing.

Under the arrangement agreement, Burger King Worldwide and Tim Hortons agreed that except for the representations and warranties expressly contained in the arrangement agreement, each party does not make any other representation or warranty.

Survival of Representations and Warranties

The representations and warranties of each of Burger King Worldwide, Tim Hortons and Holdings contained in the arrangement agreement will terminate and expire immediately following the closing of the transactions (or, if the arrangement agreement is earlier terminated, at the time of such termination). However, notwithstanding the termination of the arrangement agreement and the expiration of the representations and warranties, the parties to the arrangement agreement will be liable for any material breach of any covenant in the arrangement agreement or any intentional or willful breach of any covenants, representations or warranties contained in the arrangement agreement.

Material Adverse Effect

Several of the representations, warranties, covenants, closing conditions and termination provisions contained in the arrangement agreement are qualified by the concept of a “material adverse effect.”

For purposes of the arrangement agreement, a “material adverse effect” with respect to each of Burger King Worldwide or Tim Hortons means any fact, circumstance, change, effect, event or occurrence that individually or in the aggregate with all other changes, effects, events or occurrences, has had, or would reasonably be expected to have, a material and adverse effect on (i) the ability of the subject company to consummate the transactions contemplated by the arrangement agreement or (ii) the business, condition (financial or otherwise), assets, liabilities or results of operations of the subject company and its subsidiaries, taken as a whole, except for any fact, circumstance, change, effect, event or occurrence directly arising out of or directly resulting from any of the following (which shall not be deemed a material adverse effect):

•	general economic, credit, capital or financial markets or political conditions in Canada or elsewhere in the world, including with respect to interest rates or currency exchange rates;

•	any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism;

•	any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of the arrangement agreement;

•	any change in applicable laws or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or corrected on or after the date of the arrangement agreement;

•	general conditions in the industries in which the subject company and its subsidiaries primarily operate;

•	the failure, in and of itself, of the subject company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or changes in the market price or trading volume of the subject company’s shares or the credit rating of the subject company (but the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a material adverse effect);

•	the negotiation, execution, announcement, performance or pendency of the arrangement agreement or the consummation of the transactions contemplated thereby;

•	any action taken by the subject company or its subsidiaries upon the written request of the other party or any other action taken by any party required by the arrangement agreement;

•	any pandemic or widespread illness; or

•	the identity of, or any facts or circumstances relating to the counterparties of the subject company to the arrangement agreement or their respective affiliates.

In the cases of the first five bullets above, such matter will not qualify as a material adverse effect except to the extent the subject company and its subsidiaries, taken as a whole, are disproportionately affected as compared with other participants in the industries in which the subject company and its subsidiaries primarily operate.

Covenants

Tim Hortons Interim Operating Covenants

Tim Hortons has undertaken covenants in the arrangement agreement relating to the conduct of its business prior to the completion of the arrangement or the earlier termination of the arrangement agreement. Unless Burger King Worldwide otherwise consents in writing (not to be unreasonably withheld, conditioned or delayed) or as expressly permitted or specifically contemplated by the arrangement agreement, plan of arrangement or confidential disclosure letters or as is otherwise required by applicable law or order, Tim Hortons:

•	and each of its subsidiaries will conduct their respective businesses in the ordinary course;

•	and each of its subsidiaries will use its commercially reasonable efforts to preserve intact its business organization, keep available the services of its officers and employees and preserve its relationships with significant franchisees, customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and other persons having material business dealings with it and its subsidiaries;

•	will not, and will not permit its subsidiaries to, directly or indirectly:

•	alter or amend their respective organizational documents;

•	make any distribution or payment or return of capital, or set any record date therefore, in respect of Tim Hortons common shares or the equity interests of any subsidiary of Tim Hortons that is not directly or indirectly wholly owned by Tim Hortons (and if Tim Hortons pays any such dividend or sets any such record date therefor prior to the effective time of the arrangement (other than quarterly cash dividends) with certain record dates or within certain ranges, then Tim Hortons and Burger King Worldwide will adjust in good faith the arrangement cash consideration payable to Tim Hortons shareholders);

•	split, divide, subdivide, consolidate, combine or reclassify Tim Hortons common shares or amend the material terms of any securities of Tim Hortons or its subsidiaries;

•

issue, deliver, grant, sell or pledge or authorize, or agree to issue, deliver, grant, sell or pledge any Tim Hortons common shares or other securities of Tim Hortons or its subsidiaries (including options or any equity-based or equity-linked awards such as restricted stock units or deferred stock units or phantom share plans), which are convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Tim Hortons common shares, other than the issuance of

Tim Hortons common shares issuable pursuant to the exercise or settlement of Tim Hortons equity awards outstanding on the date of the arrangement agreement, in accordance with their terms or as required to comply with any Tim Hortons benefit plan;

•	redeem, purchase or otherwise acquire any outstanding Tim Hortons common shares or other securities convertible into or exchangeable or exercisable for Tim Hortons common shares, other than in transactions between two or more Tim Hortons wholly owned subsidiaries or between Tim Hortons and a Tim Hortons wholly owned subsidiary, the acquisition by Tim Hortons of Tim Hortons common shares in connection with the surrender of Tim Hortons common shares by holders of Tim Hortons stock options in order to pay the exercise price of the Tim Hortons stock options, the withholding of Tim Hortons common shares to satisfy tax obligations with respect to Tim Hortons equity awards, and the acquisition by Tim Hortons of Tim Hortons equity awards in connection with the forfeiture of such awards;

•	except as required by applicable laws or any Tim Hortons benefit plan or agreement, (i) grant any increases in the compensation of any of its directors, executive officers or employees, except for increases in compensation in the ordinary course of business consistent with past practice or except for employees at the level below vice president; (ii) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any director, officer or employee, accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Tim Hortons benefit plan or agreement, or enter into, terminate or amend any Tim Hortons benefit plan or agreement (or any plan, program, agreement, or arrangement that would constitute a Tim Hortons benefit plan if in effect on the date hereof), other than as would not increase costs to Tim Hortons or its affiliates by more than a de minimis amount; (iii) hire or terminate without cause any employee of Tim Hortons or any of its subsidiaries, other than the hiring or termination of employees at the level of vice president or below in the ordinary course of business consistent with past practice or to fill vacancies at the level of vice president or below; (iv) grant any equity or equity based awards; or (v) amend any performance targets with respect to any outstanding bonus or equity awards, except for calculation of the satisfaction or adjustments of performance targets in the ordinary course of business consistent with past practice;

•	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Tim Hortons or any of its subsidiaries, or reorganize, amalgamate or merge, other than pursuant to the merger;

•	make any material changes to any of its accounting policies or procedures (including by adopting any material new accounting policies or procedures), except as required by applicable laws or GAAP;

•	sell, pledge, lease, license, transfer, dispose of, abandon, encumber or dispose of any assets or properties of Tim Hortons (including the shares or other equity securities of any subsidiary of Tim Hortons) or of any of its subsidiaries, except for sales of inventory, equipment and real property in the ordinary course of business, the non-exclusive licensing of intellectual property in the ordinary course of business or sales for equal to or less than C$25 million in the aggregate;

•	other than in the ordinary course of business, such as the purchase of supplies, equipment and inventory, acquire (by merger, amalgamation, consolidation, arrangement or acquisition of equity interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person or entity that, together with all other such acquisitions, investments, contributions, transfers or purchases, has a value greater than C$40 million in the aggregate;

•	incur or assume any indebtedness, enter into any capital leases or similar purchase money indebtedness, issue or sell any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for any such indebtedness or debt securities of any other person or entity, except for indebtedness incurred in the ordinary course of business, indebtedness incurred in connection with the refinancing of any indebtedness existing on the date of the arrangement agreement or permitted to be incurred thereunder, or indebtedness incurred under Tim Hortons current facilities in an amount less than C$40 million in the aggregate;

•	make any loans or capital contributions to or investments in any other person or entity in excess of C$50 million in the aggregate, other than to any subsidiary of Tim Hortons or as permitted by the arrangement agreement;

•	enter into any material currency, commodity, interest rate or equity related hedge, derivative, swap or other financial risk management contract, other than in the ordinary course of business;

•	pay, discharge or satisfy any claim, liability or obligation or voluntarily waive, release, assign, settle or compromise any claim, liability or obligation, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Tim Hortons financial statements, or which do not exceed C$5 million individually or C$20 million in the aggregate or in any case would entail any non-monetary damages;

•	enter into any new line of business, enterprise or other activity or enter into a new joint venture investment agreement or any material development agreement for multiple locations, in any geographic market in which Tim Hortons or any of its subsidiaries did not conduct operations as of the date of the arrangement agreement;

•	expend or commit to expend any amounts with respect to capital expenses, where such expenditures or commitments exceed certain amounts by more than five percent;

•	other than in the ordinary course of business or with respect to a restaurant, enter into any lease or sublease of real property with individual annual rents in excess of C$200,000 or aggregate annual rents in excess of C$500,000, or terminate, modify, amend or exercise any right to renew certain real property leases specified in the arrangement agreement, with individual annual rents in excess of C$200,000 or aggregate annual rents in excess of C$500,000, or acquire any interest in real property with a purchase price in excess of C$1 million;

•	other than in the ordinary course of business, enter into any contract that would, if entered into prior to the date of the arrangement agreement, be a Tim Hortons material contract, or materially modify, materially amend or terminate any Tim Hortons material contract or waive, release or assign any material rights or claims thereunder;

•	other than as permitted by the arrangement agreement, enter into any agreement between Tim Hortons and any affiliate of Tim Hortons, other than an agreement solely between two or more wholly owned subsidiaries of Tim Hortons or solely between Tim Hortons and a wholly owned subsidiary of Tim Hortons;

•	other than in the ordinary course of business, fail to use commercially reasonable efforts to maintain in full force and effect the existing material insurance policies covering Tim Hortons or its subsidiaries;

•	other than in the ordinary course of business, make, change, revoke or rescind any material election relating to taxes, settle or compromise any material tax liability for an amount that exceeds the amount reserved against in the Tim Hortons financial statements, or make any material amendment with respect to any material tax return, request any rulings from or enter into any closing agreement with any tax authority (except in connection with a settlement of a tax liability for an amount that does not exceed the amount reserved against in the Tim Hortons financial statements), surrender any right to claim a material tax refund, change an annual accounting period for tax purposes, or change any material accounting method for tax purposes, except, in each case, for actions taken in the ordinary course of business;

•	take any action (including any merger, reorganization, restructuring or similar transaction involving Tim Hortons or any of its subsidiaries) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the arrangement or the merger;

•	make any material change to the terms of Tim Hortons or any of its subsidiaries’ policies or procedures with respect to its relationships with any of its franchisees, including any material change to the terms of policies relating to franchisee rent, royalty or advertising funds, any new material program or plan, or any material modification to any existing program or plan providing any franchisee incentives or franchisee economic assistance, or any commitment to provide assistance with any single restaurant remodel to be completed later than one year following the date of the applicable commitment letter or in the aggregate for such single restaurant resulting in expenditures by Tim Hortons and its subsidiaries in excess of 50% of the “total expenditure” for any such single remodel;

•	implement any employee layoffs not in compliance with the Worker Adjustment and Retraining Notification Act of 1988 or any similar law;

•	take any action set forth in the commitments related to the Investment Canada Act set forth in the confidential Tim Hortons disclosure letter; or

•	enter into any contract with respect to any of the foregoing or otherwise agree or announce an intention to do any of the foregoing.

Burger King Worldwide Interim Operating Covenants

Burger King Worldwide has undertaken covenants in the arrangement agreement relating to the conduct of its business prior to the completion of the arrangement or the earlier termination of the arrangement agreement. Unless Tim Hortons otherwise consents in writing (not to be unreasonably withheld, conditioned or delayed) or as expressly permitted or specifically contemplated by the arrangement agreement, plan of arrangement or confidential disclosure letters or as is otherwise required by applicable law or order, Burger King Worldwide:

•	and each of its subsidiaries will conduct their respective businesses in the ordinary course;

•	and each of its subsidiaries will use its commercially reasonable efforts to preserve intact its business organization, keep available the services of its officers and employees and preserve its relationships with significant franchisees, customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and other persons having material business dealings with it and its subsidiaries;

•	will not, and will not permit its subsidiaries to, directly or indirectly:

•	alter or amend their respective organizational documents;

•	declare, set aside or pay any dividend on or make any distribution or payment or return of capital, or set any record date therefore, in respect of Burger King Worldwide equity interests or the equity interests of any subsidiary of Burger King Worldwide that is not directly or indirectly wholly owned by Burger King Worldwide, other than quarterly cash dividends in accordance with the parameters set forth in the confidential Burger King Worldwide disclosure letter and dividends or distributions by a direct or indirect wholly owned subsidiary of Burger King Worldwide to its parent in the ordinary course of business;

•	split, divide, subdivide, consolidate, combine or reclassify Burger King Worldwide equity interests or amend the material terms of any securities of Burger King Worldwide or its subsidiaries;

•

issue, deliver, grant, sell or pledge or authorize, or agree to issue, deliver, grant, sell or pledge any Burger King Worldwide equity interests or other securities of Burger King Worldwide or its subsidiaries (including options or any equity-based or equity-linked awards such as restricted stock units or deferred stock units or phantom share plans), which are convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Burger King

Worldwide common stock, other than (i) the issuance of Burger King Worldwide common stock issuable pursuant to the exercise or settlement of Burger King Worldwide equity awards outstanding on the date of the arrangement agreement, in accordance with their terms or as required to comply with any Burger King Worldwide benefit plan, (ii) the issuance of restricted stock units to non-employee directors who elected to defer their retainer and committee fees for 2014, and (iii) the ordinary course issuance of discretionary options to employees, including in connection with Burger King Worldwide’s bonus swap programs;

•	redeem, purchase or otherwise acquire any outstanding Burger King Worldwide equity interests or other securities convertible into or exchangeable or exercisable Burger King Worldwide equity interests, other than in transactions between two or more Burger King Worldwide wholly owned subsidiaries or between Burger King Worldwide and a Burger King Worldwide wholly owned subsidiary, the acquisition by Burger King Worldwide of Burger King Worldwide common stock in connection with the surrender of Burger King Worldwide common stock by holders of Burger King Worldwide options in order to pay the exercise price of the Burger King Worldwide options, the withholding of Burger King Worldwide common stock to satisfy tax obligations with respect to Burger King Worldwide equity awards, and the acquisition by Burger King Worldwide of Burger King Worldwide equity awards in connection with the forfeiture of such awards;

•	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Burger King Worldwide or any of its subsidiaries, or reorganize, amalgamate or merge, other than pursuant to the merger;

•	make any material changes to any of its accounting policies or procedures (including by adopting any material new accounting policies or procedures), except as required by applicable laws or GAAP;

•	sell, pledge, lease, license, transfer, abandon, encumber or dispose of any assets or properties of Burger King Worldwide (including the shares or other equity securities of any subsidiary of Burger King Worldwide) or of any of its subsidiaries, except for sales of inventory, equipment and real property in the ordinary course of business, the non-exclusive licensing of intellectual property in the ordinary course of business or sales for less than $25 million in the aggregate;

•	acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person or entity (other than in the ordinary course of business, such as the purchase of supplies, equipment and inventory), or make any loans or capital contributions to, or investments in, any other person or entity, in each case, that, together with all other such acquisitions, investments, contributions, transfers or purchases, has a value greater than $40 million in the aggregate;

•	incur or assume any indebtedness, enter into any capital leases or similar purchase money indebtedness, issue or sell any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for any such indebtedness or debt securities of any other person or entity, except for indebtedness incurred in the ordinary course of business, indebtedness incurred in connection with the refinancing of any indebtedness existing on the date of the arrangement agreement or permitted to be incurred thereunder, or indebtedness incurred under Burger King Worldwide’s current facilities in an amount less than $30 million in the aggregate;

•	enter into any material new line of business, enterprise or other activity or enter into a new joint venture investment agreement, exclusive development agreement or similar agreement;

•	enter into any agreement between Burger King Worldwide and any affiliate of Burger King Worldwide, other than an agreement solely between two or more wholly owned subsidiaries of Burger King Worldwide or solely between Burger King Worldwide and a wholly owned subsidiary of Burger King Worldwide;

•	take any action (including any merger, reorganization, restructuring or similar transaction involving Burger King Worldwide or any of its subsidiaries) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the arrangement or the merger; or

•	enter into any contract to do any of the foregoing.

Board Recommendations; Burger King Worldwide Written Consent and Tim Hortons Special Meeting

The Burger King Worldwide board of directors has unanimously adopted resolutions approving the arrangement agreement, recommending that the holders of Burger King Worldwide common stock vote to adopt the arrangement agreement. The Tim Hortons board of directors has adopted resolutions approving the arrangement agreement and recommending that the holders of Tim Hortons common shares vote to approve the arrangement. In furtherance thereof and subject to the requirements of applicable law, Tim Hortons has agreed to take all lawful action to call, give notice of, convene and hold a meeting of its shareholders, at which Tim Hortons shareholders will consider approving the arrangement, as promptly as practicable after the registration statement on Form S-4 of which this joint information statement/circular is a part, is declared effective. Within five business days after this joint information statement/circular has been declared effective, 3G will execute and deliver to Tim Hortons a written consent adopting and approving the arrangement agreement and the merger, in accordance with the Burger King Worldwide voting agreement. See “Burger King Worldwide Voting Agreement and Written Consent of Certain Burger King Worldwide Stockholders” for more information.

The general partner of Partnership, the sole shareholder of Amalgamation Sub, and the respective boards of directors of each of Holdings and Merger Sub have unanimously approved the arrangement agreement, the arrangement, the merger and the other transactions contemplated by the arrangement agreement.

Under the arrangement agreement, subject to the exceptions set forth below, the Burger King Worldwide board of directors agreed to recommend that Burger King Worldwide stockholders vote in favor of the adoption of the arrangement agreement, and the Tim Hortons board of directors agreed to recommend that Tim Hortons shareholders vote in favor of the approval of the arrangement resolution. The arrangement agreement provides that the Tim Hortons board of directors may, under certain circumstances and subject to certain provisions of the arrangement agreement, withdraw or modify its recommendation.

Third Party Acquisition Proposals

Subject to the exceptions described below, Tim Hortons has agreed that it will not, and will cause its subsidiaries not to, and will not permit any of its and their representatives to, directly or indirectly:

•	initiate, solicit, assist, seek or knowingly facilitate or encourage or promote any inquiries or the making of any acquisition proposal (as defined below) or proposal that would reasonably be expected to lead to an acquisition proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person or entity any non-public information in connection with or for the purpose of encouraging, facilitating or responding to, any acquisition proposal;

•	approve, endorse or recommend, or agree to or propose publicly to agree to approve, endorse or recommend, any acquisition proposal;

•	accept or enter into or publicly propose to accept or enter into any letter of intent, memorandum of understanding, agreement in principle, undertaking, acquisition agreement or similar agreement related to any acquisition proposal (other than a confidentiality agreement that is not materially less favorable in the aggregate to Burger King Worldwide than the confidentiality agreement between Tim Hortons and Burger King Worldwide); or

•	waive or release any other person or entity from, forebear in the enforcement of, or amend any standstill agreement or standstill provision or the shareholder rights plan (unless in each case the Tim

Hortons board of directors, after consultation with its financial advisors and outside legal counsel, determines that failure to take such actions would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law).

Following the execution of the arrangement agreement, Tim Hortons is obligated to, and to cause its subsidiaries and their respective representatives to, immediately cease and terminate all solicitations, discussions, negotiations or activities with any person or entity that may have been ongoing with respect to any acquisition proposal or potential acquisition proposal, and immediately cease to provide any person or entity with access to information concerning Tim Hortons or its subsidiaries in respect of any acquisition proposal or potential acquisition proposal.

If Tim Hortons receives an acquisition proposal from any person, it and its representatives may contact such person solely to clarify the terms and conditions of the proposal. Also, if, prior to the Tim Hortons special meeting, Tim Hortons receives a bona fide written acquisition proposal that did not arise from a breach of the provisions of the non-solicitation covenant of the arrangement agreement and the Tim Hortons board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal constitutes or would reasonably be expected to lead to a “superior proposal” and failure to take action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, then Tim Hortons may:

•	furnish, pursuant to a confidentiality agreement that is not materially less favorable in the aggregate to Burger King Worldwide than the confidentiality agreement between Tim Hortons and Burger King Worldwide, information (including non-public information) with respect to and afford access to the business, properties, assets, books, records and personnel of Tim Hortons and its subsidiaries, to the person or group of persons who has made such acquisition proposal; provided that Tim Hortons promptly (and in any event within 24 hours) provides or makes available to Burger King Worldwide any information concerning Tim Hortons or its subsidiaries that is provided or made available to any person given such access which was not previously provided to Burger King Worldwide or its representatives; and

•	engage in, continue or otherwise participate in discussions or negotiations with and otherwise cooperate with or assist such person making such acquisition proposal.

For purposes of the arrangement agreement, an “acquisition proposal” is defined as any bona fide proposal, offer, inquiry or indication of interest with respect to (a) any acquisition by any person, entity or group of persons (other than the parties to the arrangement agreement) of Tim Hortons voting equity securities or securities convertible into or exercisable or exchangeable for Tim Hortons voting equity securities representing 20% or more of its voting equity securities then outstanding, whether in a single transaction or a series of related transactions, (b) any acquisition by any person or group of persons (other than the parties to the arrangement agreement) of any assets of Tim Hortons and/or its subsidiaries which assets individually or in the aggregate contribute 20% or more of the consolidated revenue or representing 20% or more of the assets of Tim Hortons and its subsidiaries taken as a whole (or any lease, license, royalty, long-term supply agreement or other arrangement having a similar economic effect), in each case of subclauses (a) and (b), whether in a single transaction or a series of related transactions, and whether by plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, joint venture, take-over bid, tender offer or otherwise, in each case excluding the transactions contemplated by the arrangement agreement, or (c) any combination of the foregoing.

For purposes of the arrangement agreement, a “superior proposal” is defined as, in general terms, an unsolicited (or solicited in accordance with the arrangement agreement) bona fide written acquisition proposal for Tim Hortons, involving an acquisition of its securities or assets at the 50% level, made by a third party or third parties acting jointly (other than Burger King Worldwide or its affiliates) that the Tim Hortons board of directors determines in good faith and in the proper discharge of its fiduciary duties (after consultation with its financial advisors and outside legal counsel) (i) is reasonably likely to be consummated in accordance with its terms and (ii) is more favorable to Tim Hortons shareholders from a financial point of view than the transactions contemplated by the arrangement agreement, taken as a whole, in each case taking into account all financial, legal, financing, regulatory and other aspects of such acquisition proposal (including the identity of the person or group making the acquisition proposal) and of the arrangement agreement (including any changes to the terms of the arrangement agreement proposed by Burger King Worldwide).

Tim Hortons will provide to Burger King Worldwide (first orally and then as soon as practicable thereafter in writing) notice of Tim Hortons or any of its subsidiaries or their respective representatives having received any request in connection with an acquisition proposal or potential acquisition proposal for (i) discussions or negotiations with, or access to a list of, Tim Hortons shareholders, or non-public information of Tim Hortons or any of its subsidiaries, (ii) representation on the Tim Hortons board of directors or (iii) information relating to Tim Hortons or any of its subsidiaries. Tim Hortons must also provide to Burger King Worldwide an unredacted copy of any written acquisition proposal, a summary of the material terms and conditions of any acquisition proposal not made in writing and the identity of the person or entity making the acquisition proposal. Tim Hortons will keep Burger King Worldwide reasonably informed of any significant developments regarding any acquisition proposal on a reasonably prompt basis, and within 24 hours of the occurrence of any change in any price or other material term.

Subject to the exceptions noted below, the Tim Hortons board of directors may not:

•	fail to include its unanimous recommendation that Tim Hortons shareholders vote in favor of the arrangement resolution (the “Tim Hortons recommendation”) in this joint information statement/circular,

•	change, qualify, withhold or withdraw, in a manner adverse to Burger King Worldwide, the Tim Hortons recommendation,

•	fail to promptly recommend against any tender or exchange offer or take-over bid relating to the securities of Tim Hortons and publicly reaffirm the Tim Hortons recommendation,

•	adopt, approve or recommend to Tim Hortons shareholders an acquisition proposal,

•	fail to reaffirm publicly the Tim Hortons recommendation upon the disclosure of an acquisition proposal or at any other time following the reasonable request in writing by Burger King Worldwide, or

•	authorize, cause or permit Tim Hortons or any of its subsidiaries to enter into any alternative acquisition agreement.

For purposes of the arrangement agreement, the actions described in the preceding bullet points (other than the final bullet point) are referred to as a “Tim Hortons adverse recommendation change.”

Tim Hortons may, prior to the Tim Hortons special meeting, terminate the arrangement agreement to enter into an agreement in respect of an acquisition proposal or recommend an acquisition proposal if:

•	such acquisition proposal did not result from a breach of Tim Hortons non-solicitation covenants under the arrangement agreement;

•	the Tim Hortons board of directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable laws and that such acquisition proposal constitutes a superior proposal;

•	the Tim Hortons board of directors has given at least three business days’ prior written notice to Burger King Worldwide of its intention to take such action, including unredacted copies of any agreements (including financing commitments) related to any superior proposal and a written summary of any material terms not made in writing;

•

following the end of such notice period, during which time the Tim Hortons board of directors will have negotiated in good faith with Burger King Worldwide with respect to any proposed revisions or other proposal to the extent Burger King Worldwide wished to do so, the Tim Hortons board of directors will have considered in good faith any proposed revisions to the arrangement agreement proposed in writing by Burger King Worldwide and determined that the superior proposal continues to constitute a superior proposal (taking such proposed revisions into account) and that failure to take such action would be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable laws; and

•	if the Tim Hortons board of directors determines to terminate the arrangement agreement to enter into any agreement in respect of a superior proposal, it terminates the arrangement agreement and pays the termination fee as required under the arrangement agreement.

Prior to the approval of the arrangement resolution by Tim Hortons shareholders, the Tim Hortons board of directors may take certain actions constituting a Tim Hortons adverse recommendation change in response to any occurrence that does not relate to a superior proposal and is not known to the Tim Hortons board of directors as of the date of the arrangement agreement, if (i) the Tim Hortons board of directors has determined in good faith that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable laws, (ii) prior to taking such action, the Tim Hortons board of directors has given Burger King Worldwide at least three business days’ notice of such action, and (iii) following the end of such three business day period, Tim Hortons will have considered in good faith any revisions to the arrangement agreement proposed by Burger King Worldwide and will have determined in good faith that failure to effect such Tim Hortons adverse recommendation change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable laws. A Tim Hortons adverse recommendation change made pursuant to the conditions described in this paragraph will not give rise to any termination right for Tim Hortons.

Regulatory Approvals

Each party to the arrangement agreement is obligated to, or to cause its subsidiaries to, file:

•	within 15 business days after the date of the arrangement agreement, notifications under the HSR Act;

•	as promptly as practicable, but no later than 20 business days after the date of the arrangement agreement, an application for review under the Investment Canada Act, which includes the minimum commitments set out in the confidential Tim Hortons disclosure letter which will be reflected in Burger King Worldwide’s written undertakings to Her Majesty the Queen in right of Canada;

•	as promptly as practicable, but no later than 20 business days after the date of the arrangement agreement, any and all notifications and an application, to be prepared by Burger King Worldwide for an advance ruling certificate or no-action letter under the Competition Act (Canada);

•	as promptly as practicable, any necessary filings or submissions to obtain approval under the Canada Transportation Act, if applicable, as may be appropriate and advisable; and

•	as promptly as practicable after the date of the arrangement agreement, any other filings or notifications under any other applicable federal, provincial, state or foreign laws required to complete the transactions contemplated by the arrangement agreement.

Other than with respect to the Investment Canada Act, Burger King Worldwide and its affiliates that are parties to the arrangement agreement agreed to take all actions necessary, proper or advisable to obtain any waivers, consents, clearances and approvals required in connection with the consummation of the transactions contemplated under the arrangement agreement under the HSR Act, the Competition Act (Canada) and the Canada Transportation Act (to the extent required) prior to the outside date (as defined below). Burger King Worldwide and its affiliates that are parties to the arrangement agreement will further take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to avoid, oppose, or seek to have lifted or rescinded, any application for, or any resulting injunction or restraining or other order seeking to stop, or that otherwise adversely affects the ability to consummate the transactions contemplated by the arrangement agreement. Notwithstanding anything to the contrary contained in the arrangement agreement,

Burger King Worldwide and its affiliates that are parties to the arrangement agreement are not required to take any action, or do or cause to be done anything, pursuant to the arrangement agreement that would, individually or in the aggregate, reasonably be expected to cause a burdensome impact.

With respect to the Investment Canada Act, Burger King Worldwide will submit to the Director of Investments under the Investment Canada Act and enter into written undertakings with Her Majesty the Queen in right of Canada which, at a minimum, will reflect all of the commitments set out in a schedule filed with the arrangement agreement. Burger King Worldwide will further agree to include enhanced and/or additional commitments if and as required to secure approval under the Investment Canada Act, provided that such enhanced and/or additional commitments would not reasonably be expected to, individually or in the aggregate, cause a burdensome impact.

“Burdensome impact”, for purposes of the arrangement agreement, is defined a direct (and not consequential or indirect) reduction in Tim Hortons (assuming for this purpose that it remained a stand-alone enterprise) full calendar year adjusted EBITDA (less capital expenditures), relative to what such adjusted EBITDA (less capital expenditures) would have been absent such direct (and not consequential or indirect) reduction, of greater than C$140 million, for any of the full calendar years ended December 31, 2015, December 31, 2016 or December 31, 2017, except that (i) the cost of the commitments set out in the confidential Tim Hortons disclosure letter will not either alone or in combination be taken into account in determining whether there has been, or would reasonably be expected to be, any burdensome impact; (ii) the expenditures and costs of any matters and related amounts included in Tim Hortons current strategic plan will not either alone or in combination be taken into account in determining whether there has been, or would reasonably be expected to be, any burdensome impact; and (iii) for purposes of this definition, if any undertaking or commitment is not expressed as an annualized commitment, but, rather, is expressed to be satisfied over the applicable term of such undertaking or commitment, the related expenditure or cost will be divided on an equal annualized basis over such applicable term.

Additional Agreements

The arrangement agreement contains certain other covenants, including covenants relating to cooperation between Burger King Worldwide and Tim Hortons in the preparation of this joint information statement/circular, other filings to be made with the SEC and other governmental filings, obtaining consents, access to information, performing their respective obligations regarding public announcements, causing certain acquisitions and dispositions of Burger King Worldwide or Tim Hortons common shares to be exempt under Rule 16b-3 of the Exchange Act, using reasonable best efforts to cause the Holdings common shares to be approved for listing on the NYSE and conditionally approved for listing on the TSX and for the Partnership exchangeable units to be conditionally approved for listing on the TSX, cooperation between Burger King Worldwide and Tim Hortons in causing the Burger King Worldwide common stock to be delisted from the NYSE and Tim Hortons common shares to be delisted from the TSX and cooperation between Burger King Worldwide and Tim Hortons regarding any litigation related to the transactions.

Employee Matters

Under the arrangement agreement Holdings agrees, subject to applicable legal requirements, that:

•	employees of Tim Hortons or its subsidiaries who continue as employees of Holdings or its subsidiaries after the effective time of the arrangement, who are referred to in this joint information statement/circular as the “affected employees,” will receive, during the one year period following the effective time of the arrangement, base compensation and cash incentive opportunities that, in each case, are no less favorable than was provided to the affected employee as of immediately prior to the effective time, and all other compensation and employee benefits (excluding equity-based compensation), in the aggregate, that are no less favorable than the value of such compensation and employee benefits (excluding any value attributable to equity-based compensation) provided to the affected employee as of immediately prior to the effective time of the arrangement;

•	affected employees who experience a termination of employment during the one year period following the effective time under circumstances that would have entitled such affected employee to severance benefits under either a severance plan or policy of Tim Hortons or its affiliates applicable to such affected employee immediately prior to the effective time or a severance plan or policy of Holdings or its affiliates applicable to similarly situated employees of Holdings and its affiliates at the time of such termination, will receive severance benefits at a level at least equal to the greater of those that would have been provided under the either such severance plan or policy;

•	affected employees will have the opportunity (subject to the terms of the applicable bonus plan, which will be no less favorable than the terms applicable to similarly situated employees of Holdings and its affiliates) to earn a full annual incentive bonus in respect of calendar year 2015, regardless of when the effective time of the arrangement occurs;

•	affected employees who participate in the benefit plans of Holdings and Tim Hortons, which are referred to in this joint information statement/circular as the “new plans,” will generally receive credit under such plans for their years of service with Tim Hortons before the closing date for purposes of vesting, eligibility to participate and level of benefits, and Holdings will generally use all reasonable efforts to (i) waive all limitations as to preexisting conditions exclusions and all waiting periods with respect to participation and coverage requirements applicable to each affected employee to the extent waived or satisfied under the replaced Tim Hortons benefit plan prior to the closing date and (ii) credit each affected employee for any co-payments, deductibles and other out-of-pocket expenses paid prior to the closing date under the terms of the replaced Tim Hortons benefit plan in satisfying any applicable deductible, co-payment or out-of-pocket requirements for the plan year in which the effective time occurs;

•	Holdings will, or will cause its subsidiaries, to forgo a portion of the income tax deduction that Holdings or its subsidiaries might otherwise be entitled to receive in respect of the settlement of stock options under Canadian tax law;

•	the arrangement will constitute a “change in control” (or equivalent term) for purposes of the Tim Hortons benefit plans, agreements and arrangements, and certain affected employees will have the right to terminate their employment for “good reason” (or equivalent term) under the terms of the Tim Hortons benefit plans, agreements and arrangements as a result of the completion of the arrangement; and

•	Tim Hortons may adopt a cash-based employee retention program in an aggregate amount not to exceed C$15 million. Unless otherwise agreed between Tim Hortons and Burger King Worldwide, awards allocated under the retention program will vest and become payable on the 180th day following the completion of the transactions or an earlier qualifying termination of employment.

Financing Covenant

Burger King Worldwide has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the financing, including using reasonable best efforts to:

•	maintain in effect the equity funding letters and the debt commitment letter until completion of the arrangement;

•	negotiate and enter into definitive agreements with respect to the debt commitment letter on the terms and conditions (including the flex provisions) contained in the debt commitment letter and related fee letter or, if available, on other terms that are acceptable to Burger King Worldwide and would not adversely affect (including with respect to timing, taking into account the expected timing of the marketing period) the ability of Burger King Worldwide to consummate the merger;

•	satisfy on a timely basis all conditions to funding that are applicable to Burger King Worldwide and its affiliates in the debt commitment letter and such definitive agreements thereto (other than any condition where the failure to be so satisfied is a direct result of Tim Hortons failure to furnish information described below) and in the equity funding letters and to consummate the financing at or prior to the closing; and

•	enforce its rights (including through litigation in the event of a material breach thereof) under or with respect to the equity funding letters and the debt commitment letter.

Burger King Worldwide has agreed that it will not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the equity funding letters and the debt commitment letter without the prior written consent of Tim Hortons to the extent such amendments, modifications or waivers would be reasonably expected to (i) reduce the aggregate amount of cash proceeds available from the financing to fund the amounts required to be paid by Burger King Worldwide under the arrangement agreement below the amount required to complete the arrangement and the other transactions contemplated by the arrangement agreement, (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the financing in a manner reasonably likely to prevent or delay or impair the ability of Burger King Worldwide to complete the transactions contemplated by the arrangement agreement, (iii) decrease the aggregate amount of the equity financing below the amount required to complete the transactions contemplated by the arrangement agreement or (iv) prevent, delay or impair the ability of Burger King Worldwide to complete the transactions contemplated by the arrangement agreement or adversely impact the ability of Burger King Worldwide to enforce its rights against the other parties to the equity funding letters and the debt commitment letter and the debt financing agreements.

Burger King Worldwide has agreed to give Tim Hortons prompt (and in any event within two business days) written notice:

•	of any actual or alleged breach or default by any party to any of the equity funding letters and the debt commitment letter and the debt financing agreements;

•	of the receipt of any written notice or other written communication with respect to any actual or alleged breach, default, termination or repudiation by any party to any of the equity funding letters and the debt commitment letter or any definitive document related to the financing or any provisions of the equity funding letters and the debt commitment letter or any definitive document related to the financing; or

•	if Burger King Worldwide determines in good faith that they will not be able to satisfy any of the obligations to, or otherwise be able to obtain, some or any portion of the financing prior to the outside date.

Upon the occurrence of any of the circumstances in the preceding sentence or if any portion of the debt financing otherwise becomes unavailable, and such portion is reasonably required to fund the aggregate arrangement consideration and all fees, expenses and other amounts contemplated to be paid by Burger King Worldwide or the surviving company pursuant to the arrangement agreement, Burger King Worldwide will use its reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by the arrangement agreement on terms and conditions not less favorable to Tim Hortons or Burger King Worldwide (in the reasonable judgment of Burger King Worldwide) than the terms set forth in the debt commitment letter (including the flex provisions thereof).

Burger King Worldwide has agreed to keep Tim Hortons informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the financing and provide copies of all documents provided to the arrangers or otherwise related to the financing to Tim Hortons.

Prior to the closing, Tim Hortons has agreed to use reasonable best efforts to provide to Burger King Worldwide, and agreed to cause each of its subsidiaries to use its reasonable best efforts to provide, and agreed to use its reasonable best efforts to cause its representatives, including legal and accounting representatives, to provide, in each case at Burger King Worldwide’s sole expense, all cooperation reasonably requested by Burger

King Worldwide that is customary or necessary in connection with arranging, obtaining and syndicating the financing and causing the conditions in the equity funding letters and the debt commitment letter to be satisfied, including using reasonable best efforts to:

•	assisting with the preparation of offering documents;

•	preparing and furnishing to Burger King Worldwide and the debt financing sources as promptly as practicable all customary and required financial information and all other available pertinent information and disclosures relating to Tim Hortons and its subsidiaries (including their businesses, operations, financial projections and prospects) as may be reasonably requested by Burger King Worldwide and customary to assist in preparation of offering documents;

•	designating members of senior management of Tim Hortons to execute customary authorization letters with respect to offering documents and participate in a customary and reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the financing, including direct contact between such senior management of Tim Hortons and its subsidiaries and Burger King Worldwide’s financing sources and other potential lenders in the financing;

•	assisting Burger King Worldwide in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the debt commitment letter;

•	requesting Tim Hortons independent auditors to cooperate with the financing, including by providing customary accountant’s comfort letters (including “negative assurance”) and consents from Tim Hortons independent auditors;

•	assisting in the preparation of, and executing and delivering, definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be required by the financing;

•	facilitating the pledging of collateral for the financing;

•	assisting the financing sources in benefiting from the existing lending relationships of Tim Hortons and its subsidiaries;

•	requesting from Tim Hortons existing lenders such customary documents in connection with refinancings as reasonably requested by Burger King Worldwide in connection with the financing and collateral arrangements, including customary payoff letters, lien releases, instruments of termination or discharge;

•	furnishing Burger King Worldwide and the debt financing sources at least two business days prior to the closing with all documentation and other information required by governmental authorities with respect to the debt financing under applicable “know your customer” and anti-money laundering rules and regulations;

•	cooperating with Burger King Worldwide, and taking all corporate actions, subject to the occurrence of the effective time of the merger, reasonably requested by Burger King Worldwide to permit the consummation of the financing; and

•	using commercially reasonable efforts to assist Burger King Worldwide, as reasonably requested by Burger King Worldwide, to cooperate and assist in Burger King Worldwide’s efforts to obtain any regulatory approval required to consummate the equity financing.

The foregoing notwithstanding, (i) nothing in the preceding bullet points will require such cooperation to the extent it would interfere unreasonably with the business or operations of Tim Hortons or its subsidiaries, (ii) neither Tim Hortons nor any of its subsidiaries will be required to incur any liability that is not contingent upon the closing and (iii) neither Tim Hortons board nor the board of directors of any of Tim Hortons subsidiaries will be required to enter into any resolutions or take similar action approving the financing.

Indemnification

All indemnification or exculpation rights existing in favor of present or former directors and officers of Burger King Worldwide, Tim Hortons or any of their respective subsidiaries as provided in the constating documents of such party or contracts to which such a party is bound and which were in effect as of the date of the arrangement agreement will continue in full force and effect and without modification in any manner that would adversely affect any right thereunder of any such indemnified party, with respect to actions or omissions of the indemnified parties occurring at or prior to the closing.

In addition, Holdings will, and will cause each of Burger King Worldwide, Tim Hortons and their respective subsidiaries to, maintain in effect for six years from the closing date customary directors’ and officers’ liability insurance covering those persons who are currently covered by the directors’ and officers’ liability insurance policies of Burger King Worldwide, Tim Hortons and their respective subsidiaries, as applicable, providing protection no less favorable than such existing insurance coverage, except that in no event will Holdings be required to spend premiums for any such insurance to the extent it would exceed 300% of the relevant party’s current annual premium for directors’ and officers’ liability insurance. Prior to the closing, each of Burger King Worldwide and Tim Hortons will purchase prepaid non-cancellable run-off or “tail” directors’ and officers’ liability insurance on such terms providing coverage for a period of six years from the closing date with respect to claims arising from or related to facts or events which occurred on or prior to the closing date, providing protection no less favorable than such existing insurance coverage, except that in no event will Holdings be required to spend premiums for any such insurance to the extent it would exceed 600% of Tim Hortons or Burger King Worldwide’s current annual premium for directors’ and officers’ liability insurance, as applicable.

Brand Headquarters and Names of Burger King Worldwide and Tim Hortons

Upon and following closing, Tim Hortons current headquarters in Oakville, Ontario will continue to be Tim Hortons headquarters and the global home of the flagship “TIM HORTONS” brand, and Burger King Worldwide’s current headquarters in Miami, Florida will continue to be Burger King Worldwide’s headquarters and the global home of the flagship “BURGER KING” brand.

“Tim Hortons Inc.” will continue to be the name of Tim Hortons following consummation of the arrangement and the closing, and “Burger King Worldwide, Inc.” will be the name of the surviving company following consummation of the transactions and the closing.

Officers and Directors upon Completion of the Merger

The directors of Merger Sub immediately prior to the effective time of the merger will be the directors of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly appointed, elected and qualified. The officers of Merger Sub immediately prior to the effective time of the merger will be the officers of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

Burger King Worldwide, Holdings and their respective boards of directors will take all actions necessary so that, immediately following the consummation of the arrangement and the merger, the board of directors of Holdings will consist of eight individuals of the Burger King Worldwide board of directors as of immediately prior to the closing and designated by Burger King Worldwide and three individuals of the Tim Hortons board of directors as of immediately prior to the closing and designated by Tim Hortons, each of which Tim Hortons designees will be a “resident Canadian” for purposes of the CBCA.

Conditions to the Completion of the Arrangement and the Merger

The completion of the transactions depends upon the satisfaction or waiver of a number of conditions, all of which, to the extent permitted by applicable laws, may be waived by Burger King Worldwide and/or Tim Hortons, as applicable.

The following conditions must be satisfied or mutually waived before Burger King Worldwide or Tim Hortons is obligated to complete the arrangement:

•	Tim Hortons shareholders having approved the arrangement at the Tim Hortons special meeting;

•	each of the interim order and final order having been obtained on terms consistent with the arrangement agreement and the final order will not having been set aside or modified in a manner unacceptable to either Tim Hortons or Burger King Worldwide, each acting reasonably, on appeal or otherwise;

•	the registration statement of which this joint information statement/circular is a part being effective, and no stop order suspending the effectiveness of such registration statement being in effect and no similar action in respect of the management proxy circular having been initiated or threatened by the SEC and not concluded or withdrawn;

•	(i) the Holdings common shares having been approved for listing on the NYSE, subject only to official notice of issuance, and conditionally approved for listing on the TSX, subject only to the satisfaction of customary listing conditions of the TSX, and (ii) the Partnership exchangeable units having been conditionally approved for listing on the TSX, subject only to the satisfaction of customary listing conditions of the TSX;

•	approvals under the HSR Act, the Competition Act (Canada), the Canada Transportation Act and the Investment Canada Act having been obtained and any waiting or suspensory periods related to such approvals having expired or been terminated, in each case, without the imposition of any law or order which has the effect of enjoining, restraining, prohibiting or otherwise preventing the consummation of the transactions;

•	no governmental authority of competent jurisdiction having enacted any law or order (whether temporary, preliminary or permanent) that prevents the consummation of the transactions contemplated by the arrangement agreement; and

•	the information statement that is a part of this joint information statement/circular having been mailed to Burger King Worldwide’s stockholders at least 20 business days prior to the closing date.

The obligations of Tim Hortons to complete the arrangement are also conditioned on the satisfaction or waiver of the following conditions:

•	Burger King Worldwide and its affiliates that are party to the arrangement agreement having complied in all material respects with their respective obligations, covenants and agreements in the arrangement agreement to be performed and complied with on or before the closing date;

•	as of the date of the arrangement agreement and as of the closing date, certain representations and warranties made by Burger King Worldwide and Holdings in the arrangement agreement relating to capitalization being true and correct in all but de minimis respects;

•	as of the date of the arrangement agreement and as of the closing date, certain representations and warranties made by Burger King Worldwide and Holdings in the arrangement agreement relating to authority, takeover statutes, voting requirements and prior operations being true and correct in all material respects;

•	as of the date of the arrangement agreement and as of the closing date, the representation and warranty made by Burger King Worldwide in the arrangement agreement relating to the absence of certain changes being true and correct in all respects;

•

the remaining representations and warranties made by Burger King Worldwide and Holdings in the arrangement agreement being true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications) as of the closing date (other than representations and warranties which by their terms are made as of a specific date, which will be accurate as of such date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Burger King Worldwide;

•	Tim Hortons having received (i) a certificate dated the closing date and validly executed by a senior officer of Burger King Worldwide to the effect that the foregoing conditions have been satisfied and (ii) a certificate dated the closing date and validly executed by a senior officer of Holdings to the effect that the foregoing conditions in the first five bullet points have been satisfied;

•	the written consent of the shareholders of Burger King Worldwide having been delivered to Burger King Worldwide and Tim Hortons in accordance with the Burger King Worldwide voting agreement; and

•	since the date of the arrangement agreement, no fact, circumstance, change, effect, event or occurrence having occurred that had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Burger King Worldwide.

The obligations of Burger King Worldwide and its affiliates that are party to the arrangement agreement to complete the arrangement are also conditioned on the satisfaction or waiver of the following conditions:

•	Tim Hortons having complied in all material respects with its obligations, covenants and agreements in the arrangement agreement to be performed and complied with on or before the closing date, other than its covenant to provide financing cooperation to Burger King Worldwide and assist in commencing any debt tender offers and redemptions;

•	as of the date of the arrangement agreement and as of the closing date, certain representations and warranties made by Tim Hortons in the arrangement agreement relating to capitalization being true and correct in all but de minimis respects;

•	as of the date of the arrangement agreement and as of the closing date, certain representations and warranties made by Tim Hortons in the arrangement agreement relating to the shareholder rights plan, authority, takeover statutes, voting requirements, brokers and opinions of financial advisors being true and correct in all material respects;

•	as of the date of the arrangement agreement and as of the closing date, the representation and warranty made by Tim Hortons in the arrangement agreement relating to the absence of certain changes being true and correct in all respects;

•	the remaining representations and warranties made by Tim Hortons in the arrangement agreement being true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications) as of the closing date (other than representations and warranties which by their terms are made as of a specific date, which will be accurate as of such date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Tim Hortons;

•	since the date of the arrangement agreement, no fact, circumstance, change, effect, event or occurrence occurring that had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Tim Hortons;

•	Burger King Worldwide having received a certificate dated the closing date and validly executed by a senior officer of Tim Hortons to the effect that the foregoing conditions have been satisfied;

•	the number of Tim Hortons common shares held by Tim Hortons shareholders having validly exercised dissent rights not exceeding nine percent of the number of Tim Hortons common shares outstanding as of the date of the arrangement agreement; and

•	if requested by Burger King Worldwide in accordance with the arrangement agreement, Tim Hortons having undertaken the distribution by Tim Hortons US of its common shares of The TDL Group Co. to Tim Hortons Delaware Limited Partnership in liquidation of Tim Hortons US.

Termination of the Arrangement Agreement

The arrangement agreement may be terminated at any time prior to the closing in the following ways:

•	by mutual written consent of Burger King Worldwide and Tim Hortons;

•	by either Burger King Worldwide or Tim Hortons if the closing has not occurred by March 31, 2015 (or April 30, 2015, if so extended by either Burger King Worldwide or Tim Hortons if all conditions except for those related to the receipt of all required approvals from governmental authorities have been satisfied) (the “outside date”), except that the right to so terminate the arrangement agreement will not be available to Burger King Worldwide or Tim Hortons if its failure to fulfill any obligation under the arrangement agreement is a principal cause of or resulted in the failure of the closing to occur by such date;

•	by either Burger King Worldwide or Tim Hortons if the requisite vote for approval of the arrangement resolution by Tim Hortons shareholders is not obtained at the Tim Hortons special meeting;

•	by either Burger King Worldwide or Tim Hortons if any governmental authority of competent jurisdiction issues a law or order or taken any other action restraining, permanently restraining, enjoining or otherwise prohibiting the arrangement or the merger and such order or other action has become final and nonappealable;

•	by Burger King Worldwide, (i) if prior to the time approval by Tim Hortons shareholders is obtained, there has occurred a Tim Hortons adverse recommendation change or (ii) if Tim Hortons breaches any of its representations, warranties, covenants or other agreements contained in the arrangement agreement, which breach or failure would cause the conditions precedent to Burger King Worldwide’s obligations under the arrangement agreement not to be satisfied by the outside date and cannot be cured by the outside date, and Burger King Worldwide is not in breach of any of the conditions precedent to Tim Hortons obligations to close under the arrangement agreement; or

•	by Tim Hortons, (i) prior to the time approval by Tim Hortons shareholders is obtained, to permit Tim Hortons to enter into an agreement providing for a “superior proposal” and Tim Hortons immediately prior to or simultaneously with such termination pays to Burger King Worldwide any fees required to be paid to Burger King Worldwide as described below in “—Termination Fees” and Effect of Termination”, (ii) if the written consent of the Burger King Worldwide stockholders is not duly executed and delivered to Tim Hortons and Burger King Worldwide in accordance with the Burger King Worldwide voting agreement within five business days after the effectiveness of this joint information statement/circular; or (iii) if Burger King Worldwide or any of its affiliates party to the arrangement agreement breaches any of its representations, warranties, covenants or other agreements contained in the arrangement agreement, which breach or failure would render the conditions precedent to Tim Hortons obligations under the arrangement agreement not to be satisfied by the outside date and cannot be cured within that time, and Tim Hortons is not in breach of any of the conditions precedent to Burger King Worldwide’s obligations to close under the arrangement agreement.

Termination Fees

Under the arrangement agreement, Tim Hortons will be required to pay Burger King Worldwide a termination fee of C$345 million if the arrangement agreement is terminated:

•	by Tim Hortons to permit Tim Hortons to enter into an agreement that constitutes a superior proposal;

•	by Burger King Worldwide if there has occurred a Tim Hortons adverse recommendation change; or

•

(x) (i) by Burger King Worldwide or Tim Hortons if the closing does not occur by the outside date, (ii) by Burger King Worldwide or Tim Hortons if the requisite vote for approval of the arrangement resolution by Tim Hortons shareholders is not obtained at the Tim Hortons special meeting or (iii) by Burger King Worldwide if Tim Hortons breaches any of its representations, warranties, covenants or other agreements contained in the arrangement agreement, if (y) (i) prior to such termination, an acquisition proposal for Tim Hortons will have been made public and not withdrawn and (ii) at any time after the execution of the arrangement agreement and prior to the expiration of the twelfth month following such termination, Tim Hortons consummates any transaction in respect to an acquisition proposal for Tim Hortons.

Under the arrangement agreement, Burger King Worldwide will be required to pay Tim Hortons a termination fee of C$500 million if the arrangement agreement is terminated:

•	by Burger King Worldwide or Tim Hortons if the closing has not occurred by the outside date, if all of the conditions precedent to Burger King Worldwide’s obligations under the arrangement agreement have been satisfied or waived in writing (other than those conditions that by their nature are to be satisfied at the closing, which conditions would be capable of being satisfied if the closing date were the date of termination) other than the conditions related to receipt of regulatory approvals and absence of orders (but only if the failure of the conditions is due to failure to receive approval under the Investment Canada Act or a law or order pursuant to the Investment Canada Act); or

•	by Burger King Worldwide if any governmental authority of competent jurisdiction has issued a law or order or taken any other action restraining, enjoining or otherwise prohibiting the arrangement or the merger and such order or other action has become final and nonappealable (but only in the event the failure of such condition is due to the failure to obtain approval under the Investment Canada Act).

In addition, in the event the arrangement agreement is terminated because Tim Hortons shareholders do not approve the arrangement agreement, Tim Hortons may be required to pay Burger King Worldwide a termination fee in an amount of C$40 million for reimbursement of certain expenses.

In the event that a termination fee is paid, the payment of such fee shall be the sole and exclusive remedy of the recipient of such fee and its affiliates and shareholders against the payor of such fee for any losses or damages incurred in connection with the arrangement agreement, the transactions and any matter forming the basis for such termination. While the parties to the arrangement agreement may pursue both a grant of specific performance and payment of the termination fee, under no circumstances is any party permitted to receive both a grant of specific performance of its counterparty’s obligation to consummate the transactions and any monetary damages (including all or any portion of the termination fee).

Effect of Termination

In the event of a termination as described above, the arrangement agreement will become void and of no effect except for certain sections of the arrangement agreement. Such termination will not relieve any party to the arrangement agreement of any liability for damages resulting from a material, intentional or willful breach of the arrangement agreement.

Expenses

All legal and accounting costs and expenses incurred in connection with the arrangement agreement and the transactions thereunder will be paid by the party incurring such costs and expenses, subject to certain exceptions, including the following:

•	fees associated with any filings in connection with required governmental approvals and fees associated with the filing of this joint information statement/circular will be the sole responsibility of Burger King Worldwide;

•	Burger King Worldwide will reimburse Tim Hortons for any reasonable out-of-pocket costs (including attorneys’ fees) incurred by Tim Hortons in connection with its cooperation with respect to the debt financing; and

•	in the event of the commencement of a suit resulting from the failure of Burger King Worldwide or Tim Hortons to pay a termination fee, the party that has failed to pay will pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit.

Amendment

The arrangement agreement may, at any time prior to the closing, be amended by action taken by the respective boards of directors of Burger King Worldwide and Tim Hortons without notice or authorization on the part of the Burger King Worldwide or Tim Hortons shareholders, except that after receipt of approval by the Burger King Worldwide or Tim Hortons shareholders, any changes to the amount or form of consideration to be delivered under the arrangement agreement to the Burger King Worldwide or Tim Hortons shareholders, respectively, must be approved by the Burger King Worldwide or Tim Hortons shareholders, respectively. The sections of the arrangement agreement with respect to injunctive relief, governing law, third party beneficiaries, amendments and no recourse may not be modified, waived or terminated by Burger King Worldwide in a manner that is adverse in any respect to a source of debt financing without the prior written consent of such source of debt financing.

Governing Law

The arrangement agreement is governed by and construed in accordance with the laws of the Province of Ontario without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario of any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Province of Ontario, except that the provisions in the arrangement agreement which expressly relate to the DGCL (including the approval and effectiveness of the merger) will be construed, performed, governed and enforced in accordance with the DGCL.

Injunctive Relief

Burger King Worldwide and Tim Hortons have acknowledged and agreed, subject to the provisions described under “—Termination of the Arrangement Agreement”, that each would be irreparably harmed if any of the provisions of the arrangement agreement are not performed in accordance with their specific terms or are otherwise breached for which money damages would not be an adequate remedy at law. Accordingly, Burger King Worldwide and Tim Hortons will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of the arrangement agreement, without proof of damages or otherwise, and any requirement for the securing or posting of any bond in connection with the obtaining of such injunctive or other equitable relief is waived.

THE PLAN OF ARRANGEMENT

The following is a summary of certain transaction steps and other material terms of the plan of arrangement and is qualified in its entirety by reference to the complete text of the plan of arrangement, which is incorporated into this joint information statement/circular by reference in its entirety and is attached as Annex B to this joint information statement/circular.

The purpose of the plan of arrangement is to facilitate a series of transactions which will occur in a specific sequence and as a consequence of which Amalgamation Sub, an indirect wholly owned subsidiary of Holdings, will acquire all of the common shares of Tim Hortons it does not already own and will then subsequently amalgamate with Tim Hortons.

If approved, the arrangement will become effective at the effective time of the arrangement, which is expected to be at 12:01 a.m., Toronto time, on a date to be determined, which is expected to be as soon as reasonably practical after all of the conditions to the arrangement agreement have been satisfied or waived.

Plan Steps

Pursuant to the terms of the plan of arrangement, commencing at the effective time of the arrangement, the following events or transactions will occur in the following sequence, except where noted otherwise:

•	the shareholders rights plan of Tim Hortons will be terminated and will be of no further force or effect;

•	the escrowed proceeds from the debt financing of the transactions will be released;

•	concurrent with the preceding step, Berkshire will pay to Holdings the consideration payable under the securities purchase agreement and Holdings will issue to Berkshire the preferred shares and warrant issuable pursuant to such agreement;

•	transactions are completed in sequence pursuant to securities acquisition agreements and forward contracts that result in the relevant portion of the aggregate of the proceeds received from the debt financing and proceeds received from Berkshire being exchanged for Canadian dollars and contributed to Amalgamation Sub;

•	each Tim Hortons common share held by a dissenting Tim Hortons shareholder will be transferred to Amalgamation Sub by the holder thereof, and thereupon each dissenting Tim Hortons shareholder will cease to have any rights as holders of such Tim Hortons common shares other than the rights set out in the plan of arrangement;

•	each Tim Hortons deferred stock unit outstanding immediately prior to the effective time of the arrangement will be deemed to be fully vested and Tim Hortons will pay as soon as practicable thereafter each holder of a Tim Hortons deferred stock unit an amount in cash equal to the product of (i) the arrangement mixed consideration value (meaning an amount equal to the sum of (a) C$65.50 in cash plus (b) the value of 0.8025 Holdings common shares, based on the opening price of a Holdings common share on the TSX for the first trading day immediately following the date of the effective time of the arrangement) multiplied by (ii) the number of Tim Hortons common shares subject to such Tim Hortons deferred stock unit, all in full satisfaction of the obligations of Tim Hortons in respect of the Tim Hortons deferred stock units;

•	concurrent with the preceding step, each Tim Hortons performance stock unit outstanding immediately prior to the effective time of the arrangement will be deemed to be fully vested, with performance goals deemed satisfied based on the maximum or highest level achievable under the Tim Hortons performance stock unit, and there shall be disbursed from the TDL RSU Employee Benefit Plan Trust (to the extent Tim Hortons common shares are available to be disbursed) or Tim Hortons will issue to each holder of a Tim Hortons performance stock unit in settlement of such performance stock unit that number of Tim Hortons common shares subject to such Tim Hortons performance stock unit, all in full satisfaction of the obligations of Tim Hortons in respect of the Tim Hortons performance stock units;

•	concurrent with the preceding step, each Tim Hortons restricted stock unit outstanding immediately prior to the effective time of the arrangement will be fully vested, and there shall be disbursed from the TDL RSU Employee Benefit Plan Trust (to the extent Tim Hortons common shares are available to be disbursed) or Tim Hortons will issue to each holder of a Tim Hortons restricted stock unit in settlement of such restricted stock unit that number of Tim Hortons common shares deliverable pursuant to the terms of such Tim Hortons restricted stock unit, all in full satisfaction of the obligations of Tim Hortons in respect of the Tim Hortons restricted stock units;

•	each surrendered Tim Hortons stock option will be surrendered and transferred to Tim Hortons in consideration for the issuance of the number of Tim Hortons common shares, rounded down to the nearest whole share, equal in value to the in-the-money value of such Tim Hortons stock option, with the in-the-money value of the Tim Hortons stock option being the amount by which the fair market value of a Tim Hortons common share exceeds the exercise price of the Tim Hortons stock option;

•	each Tim Hortons shareholder who has not deposited with the arrangement exchange agent a duly completed election form and letter of transmittal prior to the election deadline, or has otherwise failed to comply with applicable requirements, will be deemed to have elected to receive, in respect of all Tim Hortons common shares held by such holder (each such share, a “no election share”), the arrangement mixed consideration;

•	each outstanding Tim Hortons common share (other than any Tim Hortons common share held by Amalgamation Sub) will be transferred to Amalgamation Sub in accordance with the election or deemed election of such holder in exchange for, subject to applicable proration and the treatment of fractional shares, the payment by Amalgamation Sub of (i) the arrangement cash consideration, (ii) the arrangement mixed consideration or (iii) the arrangement shares consideration, as applicable;

•	concurrent with the preceding step, in consideration for Holdings delivering, on behalf of Amalgamation Sub, Holdings common shares directly to Tim Hortons shareholders, Amalgamation Sub common shares (the “AS delivered common shares”) with an aggregate fair market value equal to the aggregate fair market value of the Holdings common shares so delivered will be issued to Holdings;

•	each Tim Hortons stock option (and its tandem stock appreciation right) that is outstanding immediately prior to the time of this step (other than the surrendered Tim Hortons stock options), whether or not vested, will be exchanged for a Holdings stock option to acquire from Holdings that number of Holdings common shares equal to the product of: (i) the number of Tim Hortons common shares subject to such Tim Hortons stock option immediately prior to the effective time of the arrangement multiplied by (ii) the exchange ratio of 3.0879, provided that the number of Holdings common shares issuable shall be rounded down to the nearest whole number of Holdings common shares, with an exercise price equal to the quotient of: (i) the exercise price per Tim Hortons common share subject to each Tim Hortons stock option divided by (ii) the exchange ratio of 3.0879 (with the aggregate exercise price being rounded up to the nearest whole cent), provided that the in-the-money value of such Holdings stock option immediately after the issuance of such Holdings stock option may not exceed the in-the-money value of the Tim Hortons stock option immediately prior to such issuance;

•	the transactions are completed in sequence pursuant to transfer agreements that result in all AS delivered common shares acquired by Holdings as described above being contributed to a limited liability company to be formed under the laws of Delaware as an indirect wholly owned subsidiary of Holdings prior to the date of the effective time of the arrangement;

•	at the effective time of the merger, and following the preceding steps, pursuant to and in accordance with the laws of the State of Delaware, the merger will become effective;

•	coincident with the effective time of the merger,

•	Holdings, Partnership and the trustee will execute the voting trust agreement, and

•	Holdings will issue to and deposit with the trustee the special voting share;

•	the stated capital of the Tim Hortons common shares will be reduced to C$1.00 without any distribution; and

•	at 5:00 p.m., Toronto time, on the first business day following the date of the effective time of the arrangement, Amalgamation Sub and Tim Hortons will amalgamate to form a new amalgamated company (which we refer to in this joint information statement/circular as “New Amalco”), and the separate legal existence of Amalgamation Sub will cease without Amalgamation Sub being liquidated or wound up, Amalgamation Sub and Tim Hortons will continue as one company, and the property of Amalgamation Sub (other than Tim Hortons common shares held by Amalgamation Sub and any amounts owing by Tim Hortons to Amalgamation Sub) will become the property of New Amalco.

Deposit of Arrangement Consideration

On or prior to the date of the effective time of the arrangement, Amalgamation Sub will deposit or cause to be deposited with the arrangement exchange agent, the aggregate amount of cash that Tim Hortons shareholders are entitled to receive under the arrangement and Holdings will deposit or cause to be deposited with the arrangement exchange agent evidence of the Holdings common shares in book-entry form that Tim Hortons shareholders are entitled to receive under the arrangement, in each case to be held by the arrangement exchange agent as agent and nominee for Tim Hortons shareholders for distribution to Tim Hortons shareholders in accordance with the provisions of the plan of arrangement.

Extinction of Rights

Any registered Tim Hortons shareholder that immediately prior to the effective time of the arrangement holds Tim Hortons common shares that are exchanged for Holdings common shares pursuant to the arrangement and does not deliver the election form and letter of transmittal and such other additional documents and instruments as the arrangement exchange agent may reasonably require on or prior to the sixth anniversary of the date of the effective time of the arrangement, will cease to have a claim or interest of any kind or nature as a shareholder of Holdings or otherwise. On such date, the cash and Holdings common shares to which the former Tim Hortons shareholder was ultimately entitled will be deemed to have been surrendered to Amalgamation Sub and Holdings respectively in accordance with applicable laws, together with all entitlements to dividends, distributions and interest thereon held for such former shareholder.

Amendments to the Plan

Burger King Worldwide and Tim Hortons may amend, modify and/or supplement the plan of arrangement prior to the effective time of the arrangement, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by Burger King Worldwide and Tim Hortons in writing, acting reasonably; (iii) filed with the Ontario court and, if made following the Tim Hortons special meeting, approved by the Ontario court; and (iv) communicated to Tim Hortons shareholders if and as required by the Ontario court. Any such amendment, modification or supplement to the plan of arrangement may be proposed by Tim Hortons at any time prior to the Tim Hortons special meeting (provided that Burger King Worldwide will have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Tim Hortons special meeting in the manner required under the interim order, shall become part of the plan of arrangement for all purposes. Any amendment, modification or supplement to the plan of arrangement that is approved or directed by the Ontario court following the Tim Hortons special meeting will be effective only if: (i) it is consented to in writing by each of Burger King Worldwide and Tim Hortons (in each case, acting reasonably); and (ii) if required by the Ontario court, it is consented to by Tim Hortons shareholders, voting in the manner directed by the Ontario court. Any amendment, modification or supplement to the plan of arrangement may be made following the effective date of the arrangement unilaterally by Amalgamation Sub, provided that it concerns a matter which is solely of an ministerial and administrative nature required to better give effect to the ministerial and administrative implementation of the plan of arrangement and is not adverse to the interests of any former Tim Hortons shareholder or former Tim Hortons optionholder.

Paramountcy

From and after the effective time of the arrangement: (i) the plan of arrangement will take precedence and priority over any and all Tim Hortons common shares and Tim Hortons stock options (and its tandem stock appreciation right) issued prior to the effective time of the arrangement, (ii) the rights and obligations of the registered holders of Tim Hortons common shares, Tim Hortons stock options (and its tandem stock appreciation right), Tim Hortons deferred stock units, Tim Hortons performance stock units and Tim Hortons restricted stock units, and Tim Hortons, Holdings, Amalgamation Sub, the arrangement exchange agent and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in the plan of arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Tim Hortons common shares, Tim Hortons stock options (and its tandem stock appreciation right), Tim Hortons deferred stock units, Tim Hortons performance stock units and Tim Hortons restricted stock units will be deemed to have been settled, compromised, released and determined without liability except as set forth in the plan of arrangement.

LOCK-UP AGREEMENTS WITH TIM HORTONS DIRECTORS

The following is a summary of the material provisions of the Lock-Up Agreements entered into by Burger King Worldwide and certain Tim Hortons shareholders (the “lock-up agreements”), and is qualified in its entirety by reference to the full text of the lock-up agreements, a template form of which is attached as Exhibit 10.4 to this joint information statement/circular.
In connection with entering into of the arrangement agreement, Burger King Worldwide entered into lock-up agreements with each of the directors of Tim Hortons. As of August 26, 2014, Tim Hortons directors collectively owned less than 1% of the Tim Hortons common shares. Each of the Tim Hortons directors has agreed to vote or to cause to be voted all Tim Hortons common shares beneficially owned by such Tim Hortons directors as follows:

•	at the Tim Hortons special meeting (or any adjournment or postponement thereof) in favor of the arrangement and any other matter necessary for the consummation of the transactions; and

•	against any acquisition proposal (as defined above in “The Arrangement Agreement”) and/or any matter that could reasonably be expected to materially delay, prevent or frustrate the successful completion of the transactions at any meeting of Tim Hortons shareholders called for the purpose of considering same.

Restrictions on Tim Hortons Common Shares held by the Tim Hortons Directors

Each of the Tim Hortons directors has agreed to certain transfer restrictions for his or her Tim Hortons common shares. In particular, prior to the termination of the lock-up agreements, each of the Tim Hortons directors will:

•	not option for sale, offer, sell, assign, transfer, exchange, dispose of, pledge, encumber, grant a security interest in, hypothecate or otherwise convey, or enter into any forward sale, repurchase agreement or other monetization transaction with respect to, any of his or her Tim Hortons common shares, or any right or interest therein (legal or equitable), to any person or agree to do any of the foregoing, other than pursuant to the arrangement agreement;

•	except to the extent contemplated by the lock-up agreements, not grant any proxy, power of attorney or other right to vote his or her Tim Hortons common shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Tim Hortons shareholders or give consents or approval of any kind with respect to any of his or her Tim Hortons common shares or agree to do any of the foregoing; and

•	not vote or cause to be voted any of his or her Tim Hortons common shares in respect of any proposed action by Tim Hortons in a manner which might reasonably be expected to prevent or materially delay the successful completion of the transactions.

Termination of the Lock-Up Agreements

Each lock-up agreement will terminate upon the earliest of:

•	the date upon which Burger King Worldwide and each Tim Hortons director mutually agree to terminate each such lock-up agreement;

•	the termination of the arrangement agreement in accordance with its terms;

•	the effective time of the arrangement; or

•	the outside date (taking into account any extensions thereof contemplated by the arrangement agreement). Each of the Tim Hortons directors and Burger King Worldwide may also terminate each such lock-up agreement upon written notice under certain other circumstances as further described in the lock-up agreements.

BURGER KING WORLDWIDE SHAREHOLDER VOTING AGREEMENT AND WRITTEN CONSENT OF CERTAIN BURGER KING WORLDWIDE STOCKHOLDERS

In connection with the arrangement agreement, on August 26, 2014, at the request of Tim Hortons, Tim Hortons entered into a voting agreement with 3G, a holder of approximately 243,858,915 of shares of Burger King Worldwide common stock, which represents a sufficient number of shares of Burger King Worldwide common stock to approve the merger and adopt the arrangement agreement. Pursuant to the voting agreement, 3G agreed to deliver a written consent approving the merger and adopting the arrangement agreement within five days following the effective time of the registration statement of which this joint information statement/circular forms a part registering the Holdings common shares, of which this joint information statement/circular is a part, to be issued in connection with the transactions. Pursuant to the voting agreement, 3G also granted to Tim Hortons an irrevocable proxy to secure 3G’s obligations under the voting agreement. Also pursuant to the voting agreement, 3G agreed that it would make an exchangeable election in connection with the merger.

The foregoing description of the voting agreement is not complete and is qualified in its entirety by reference to the voting agreement and form of written consent, which are filed as Exhibit 10.1 and Annex J, respectively, hereto and are incorporated herein by reference.

The merger requires approval by a majority of the outstanding shares of Burger King Worldwide common stock. Each share of Burger King Worldwide common stock is entitled to one vote. As discussed above, 3G, which controls approximately 69.22% of the total voting power of Burger King Worldwide’s outstanding shares of common stock has agreed to deliver a written consent approving the merger and adopting the arrangement agreement within five days following the effective time of the registration statement of which this joint information statement/circular is a part. Accordingly, no vote is required on your part. Therefore, Burger King Worldwide will not need to hold a special meeting and no further action is required on the part of Burger King Worldwide stockholders.

POST-TRANSACTIONS ORGANIZATIONAL STRUCTURE

Organizational Structure

Burger King Worldwide agreed to acquire Tim Hortons pursuant to the arrangement agreement in a transaction that will result in Burger King Worldwide and Tim Hortons being indirect subsidiaries of Holdings and Partnership. The transactions will be effectuated in two primary steps. In the first step, Amalgamation Sub will acquire Tim Hortons pursuant to a plan of arrangement under Canadian law, which will result in Tim Hortons becoming an indirect subsidiary of both Holdings and Partnership. In the second step, Merger Sub will merge with and into Burger King Worldwide, with Burger King Worldwide as the surviving corporation in the merger, which will result in Burger King Worldwide becoming an indirect subsidiary of both Holdings and Partnership. Holdings, which will be renamed prior to the closing, will be the general partner of Partnership and will own a majority interest in Partnership (based on vote and value) as described below, with the balance of the partnership units of Partnership initially being held by the holders of Burger King Worldwide common stock prior to the effective time of the merger.

The following is an organizational chart showing the intercorporate relationships between Tim Hortons and its material subsidiaries immediately before the commencement of the transactions:

The following is an organizational chart showing the intercorporate relationships between Burger King Worldwide and its material subsidiaries immediately before the commencement of the transactions:

The following is an organizational chart showing the anticipated intercorporate relationships of Holdings and its material subsidiaries immediately following the completion of the transactions:

Unless otherwise indicated, each subsidiary indicated on the above charts is wholly-owned. For purposes of the above charts, certain subsidiaries were omitted that did not constitute a material subsidiary. All material subsidiaries of Tim Hortons and Burger King Worldwide existing immediately before the commencement of the transactions will remain in existence following completion of the transactions as indirect subsidiaries of Holdings and Partnership.

Corporate Governance and Management of Holdings

Board of Directors and Committees

Following the consummation of the arrangement and the merger and in accordance with the arrangement agreement, Holdings’ board of directors is expected to be comprised of (i) each of the eight individuals on the Burger King Worldwide board of directors as of the date hereof (being Messrs. Alexandre Behring, Bernardo Hees, Martin E. Franklin, Paul J. Fribourg, Alan Parker, Carlos Alberto da Veiga Sicupira, Alexandre Van Damme and Roberto Thompson) and (ii) three of the 12 individuals on the Tim Hortons board of directors as of the date hereof to be designated by Tim Hortons prior to the closing, one of whom will be Mr. Caira. Each of the Tim Hortons designees will be a “resident Canadian” for purposes of the CBCA and at least two of them will qualify as “independent” under U.S. and Canadian securities laws and the rules of the NYSE and the TSX. It is expected that Messrs. Franklin, Fribourg, Parker and Van Damme will also qualify as “independent” under U.S. and Canadian securities laws and the rules of the NYSE and the TSX.

The corporate governance standards under Canadian best practices guidelines and related disclosure requirements are very similar to the U.S. standards, including the rules of the NYSE. Below are summaries of the expected role of Holdings’ board of directors and the purpose of each proposed committee of Holdings’ board of directors.

Board of Directors

The board of directors will act as the ultimate decision-making body of Holdings and will advise and oversee management, who will be responsible for the day-to-day operations and management of Holdings. The board will review Holdings’ financial performance on a regular basis at board meetings and through periodic updates. The board will review Holdings’ long-term strategic plans and the most significant financial, accounting and risk management issues facing the company from time to time.

In fulfilling his or her role, each director will be expected to (i) act honestly and in good faith with a view to the best interests of Holdings and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

A majority of the number of directors of Holdings will constitute a quorum for the transaction of business at any meeting of directors. Questions arising at any meeting of directors will be decided by a majority of votes. In case of an equality of votes, the chair of the meeting will not have a second or casting vote in addition to the chair’s original vote as a director.

Upon completion of the transactions, the Holdings board of directors will be comprised of eleven directors. Three directors of Holdings will be designated by Tim Hortons prior to the closing of the transactions. Mr. Caira has been selected by the Tim Hortons board of directors as one of Tim Hortons designees, and he is expected to serve as vice chairman of Holdings. Each of the other two director designees will be a Canadian resident and must satisfy the independence requirements of the TSX and under Canadian securities laws. The remaining eight directors will be current directors of Burger King Worldwide. For information on each of the current directors of Tim Hortons and Burger King, please see Burger King Worldwide’s Annual Report on Form 10-K for the year ended December 31, 2013 as filed with the SEC and Tim Hortons Management Proxy Circular dated March 12, 2013 as filed with the SEC and SEDAR, and incorporated by reference into this joint information statement/circular. See “The Transactions—Recommendation by the Tim Hortons Board of Directors” for undertakings of Burger King Worldwide related to the directors of Holdings following the closing of the transactions.

Information concerning the historical compensation paid by Tim Hortons to its directors, three of whom are expected to be directors of Holdings, is contained in Tim Hortons proxy circular for its 2014 annual meeting of stockholders under the heading “Director Compensation” beginning on page 77 thereto and is incorporated herein by reference. Information concerning the historical compensation paid by Burger King Worldwide to its directors, all of whom are expected to be directors of Holdings, is contained in Burger King Worldwide’s proxy statement for its 2014 annual meeting of shareholders under the heading “Director Compensation” beginning on page 11 thereto and is incorporated herein by reference.

Audit Committee

The purpose of the Holdings audit committee will be to assist the Holdings board in its oversight of: (i) the quality and integrity of the financial statements of Holdings and its subsidiaries and related disclosure; (ii) the qualifications, independence and performance of Holdings’ independent auditor; (iii) the performance of Holdings’ internal audit function; (iv) Holdings’ systems of disclosure controls and procedures, and internal controls over financial reporting; and (v) compliance by Holdings and its subsidiaries with all legal and regulatory requirements. In accordance with National Instrument 52-110—Audit Committees, each member of the audit committee will be independent and financially literate. The audit committee will also be subject to the independence standards set forth under the NYSE listing and the independence standards mandated by section 301 of the Sarbanes-Oxley Act and those set forth in Rule 10A-3 of the Exchange Act.

Compensation Committee

The purpose of the Holdings compensation committee will be primarily for reviewing and approving salaries, incentives and other forms of compensation for executive officers and directors and to administer incentive compensation and benefit plans provided for employees of Holdings and its subsidiary entities. In particular, it is anticipated that the compensation committee will be responsible for: (i) overseeing and setting compensation and benefits policies generally; (ii) evaluating the performance of Holdings’ chief executive officer and performance of employees who report directly to the chief executive officer; (iii) overseeing and setting compensation for the Holdings chief executive officer, each direct report to the chief executive officer and the members of the Holdings board of directors; and (iv) reviewing Holdings’ management succession planning.

Nominating and Governance Committee

The purpose of the Holdings nominating and governance committee will be to identify and to recommend to the Holdings board of directors individuals qualified to serve as directors of Holdings and to advise the Holdings board of directors with respect to its composition, governance practices and procedures.

Conflicts Committee

The conflicts committee will be a committee composed entirely of “independent directors” (as such term is defined in the partnership agreement of Partnership) to be established in order to consent to, approve or direct various enumerated actions on behalf of Holdings (in its capacity as the general partner of Partnership) in accordance with the terms of the partnership agreement of Partnership, which we refer to in this joint information statement/circular as the “Holdings conflicts committee”.

Director Independence

Under the rules of the NYSE, a listed company must generally have a majority of directors that meet the “independence” criteria set forth under the NYSE listing standards. Under the NYSE rules, no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). After the consummation of the transactions, the majority of Holdings’ board of directors is anticipated to be “independent” for purposes of the NYSE rules.

In Canada, NP 58-201 provides guidance on corporate governance practices, which reflect best practices established by the Canadian Securities Administrators but are not intended to be prescriptive. NP 58-201 provides, among other things, that (i) the board of directors of a reporting issuer should have a majority of independent directors; (ii) the chair of the board of directors should be an independent director; (iii) the board of directors should appoint a nominating committee composed entirely of independent directors; and (iv) the board of directors should appoint a compensation committee composed entirely of independent directors. NI 58-101 requires a company to disclose the extent to which it complies with the best practices set forth in NP 58-201. As a result, Holdings will be required to either “comply or explain” with respect to the standards of director independence established under Canadian securities laws.

Following the consummation of the arrangement and the merger, it is anticipated that the chairman of Holdings will not be “independent” for purposes of Canadian securities laws and the listing rules of the TSX, and Holdings’ nominating and corporate governance and compensation committees will not be composed solely of independent directors. Accordingly, Holdings will not be in compliance with certain governance best practices set forth in NP 58-201. Nevertheless, Holdings believes that its directors will be able to exercise sufficient independence in making its decisions and intends to establish processes and practices to ensure such independent decision making is achieved. In particular, Holdings expects, among others, that (i) independent directors on the Holdings board of directors will regularly hold in camera sessions at the end of regularly scheduled board of directors meeting, or separate meetings, in each case where non-independent directors and members of management are not present; (ii) the board of directors will have an effective and transparent process to refer any actual or potential conflicts of interest involving the non-independent directors to the independent directors; and (iii) the conflicts committee (comprised entirely of “independent directors” as defined under the partnership agreement of Partnership) will be required to consent to, approve and/or direct a number of actions under the partnership agreement of Partnership where a real or potential conflict of interest could exist or arise as between Holdings, Partnership or the unitholders thereof.

It is expected that Holdings will regularly evaluate the composition of its board of directors, board committees and other policies as part of its ongoing commitment to best practices in corporate governance, and will actively engage in discussion with its shareholders on corporate governance issues in general, and monitor evolving market practices regarding director independence in particular, and will continue to comply with all applicable TSX policies and Canadian securities laws in connection with this matter.

Management

Following consummation of the arrangement and the merger, it is anticipated that Daniel Schwartz will serve as the Chief Executive Officer of Holdings, and the remainder of the officers of Holdings will be announced prior to closing.

Messrs. Caira and Schwartz are expected to continue as Tim Hortons and Burger King Worldwide CEOs, respectively, in the transition period prior to the consummation of the transactions, and additional executives in the new global company structure are expected to be identified and announced at or around the time of closing.

For information on Messrs. Caira and Schwartz, as well as the other executive officers of each of Tim Hortons and Burger King Worldwide, please see Tim Hortons Annual Report on Form 10-K for the year ended December 29, 2013 as filed with the SEC and SEDAR and Burger King Worldwide’s Annual Report on Form 10-K for the year ended December 31, 2013 as filed with the SEC, which are incorporated by reference into this joint information statement/circular.

Information concerning the historical compensation paid by Tim Hortons to its executive officers, some of whom are expected to be the executive officers of Holdings, is contained in Tim Hortons proxy circular for its 2014 annual meeting of stockholders under the heading “Compensation Discussion and Analysis” beginning on page 43 thereto and is incorporated herein by reference. Information concerning the historical compensation paid by Burger King Worldwide to its executive officers, some of whom are expected to be the executive officers of Holdings, is contained in Burger King Worldwide proxy statement for its 2014 annual meeting of stockholders under the heading “Compensation Discussion and Analysis” beginning on page 18 thereto and is incorporated herein by reference. Following the proposed transactions, it is expected that a compensation committee of Holdings will be formed, and that such committee will oversee and determine the compensation of the chief executive officer and other executive officers of Holdings and evaluate and determine the appropriate executive compensation philosophy and objectives for Holdings.

Headquarters

Following closing, Tim Hortons current headquarters in Oakville, Ontario will continue to be Tim Hortons headquarters and the global home of the flagship “TIM HORTONS” brand, and Burger King Worldwide’s current headquarters in Miami, Florida will continue to be Burger King Worldwide’s headquarters and the global home of the flagship “BURGER KING” brand.

Corporate Governance of Partnership

Following consummation of the transactions, Holdings will be the sole general partner of Partnership and will have the exclusive right, power and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of Partnership, subject to the terms of the partnership agreement of Partnership and applicable laws. Further information regarding Partnership and the partnership agreement can be found at “—Partnership Agreement” of this joint information statement/circular. Further information regarding the Holdings board of directors and related governance considerations can be found at “—Corporate Governance and Management of Holdings” of this joint information statement/circular.

Partnership Agreement

The following is a summary of the material provisions set forth in the partnership agreement in the form included in this joint information statement/circular as Annex F, to be entered into between Holdings (the “General Partner”), as the general partner of Partnership, 8997896 Canada Inc., a corporation incorporated under the laws of Canada (the “Initial Limited Partner”), as the initial limited partner of Partnership and each person who is admitted to Partnership as a limited partner in accordance with the provisions of the partnership agreement (the “Limited Partners” and, collectively, the “Partners”), which partnership agreement will amend and restate the existing partnership agreement of Partnership and come into effect immediately prior to filing of the articles of arrangement and in connection with the closing of the transactions.

Because this is a summary of the partnership agreement, it does not contain all of the information about the Partnership. For more complete information, you should read the partnership agreement itself, including the schedules thereto, which is included in this joint information statement/circular as Annex F. The following summary is qualified by reference thereto.

Duration

Partnership has perpetual existence and will continue as a limited partnership until and unless Partnership is terminated or dissolved in accordance with the partnership agreement.

Management: The General Partner

Holdings is the sole General Partner of Partnership and will manage all of Partnership’s operations and activities in accordance with the partnership agreement. Holdings has the capacity and authority to act as a general partner and covenants to act honestly, in good faith, and in the best interests of Partnership in exercising its powers and carrying out its duties under the partnership agreement.

Subject to the terms of the partnership agreement and the Ontario Limited Partnerships Act, the General Partner has the full and exclusive right, power and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of Partnership. Among other things, the General Partner is empowered to negotiate, execute and perform all agreements, conveyances or other instruments on behalf of Partnership, and to mortgage, charge or otherwise create a security interest over any or all of the property of Partnership or its subsidiaries, and to sell property subject to such a security interest.

The partnership agreement provides that, where the General Partner is granted discretion under the partnership agreement in managing Partnership’s operations and activities, the General Partner shall be entitled to consider only such interests and factors as it desires, including its own interests and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of, or factors affecting, Partnership, and will not be subject to any other standards imposed by the partnership agreement, any other agreement, the Ontario Limited Partnerships Act or any other law.

Despite the foregoing, the General Partner will only be able to take certain actions (as set forth in the partnership agreement) if the same are approved, consented to or directed by the Holdings conflicts committee. The Holdings conflicts committee will be a committee of the board of directors of Holdings (as the General Partner) composed entirely of one or more “independent directors”, meaning those members of the board of directors of Holdings who are not employees, officers, managers, partners or Affiliates of Holdings or any of its Affiliates (with 3G, 3G Capital and their respective affiliates, for the avoidance of doubt, acknowledged to be affiliates of Holdings as of the effective date of the partnership agreement), and who have been determined to be independent directors of Holdings by the board of directors of Holdings, including without limitation pursuant to the listing rules of any national securities exchange on which any shares, units or other interests of either Holdings or Partnership are then listed, the Exchange Act and applicable Canadian securities laws.

Purpose of Partnership

The purpose of Partnership is (i) to acquire and hold interests in the shares of the corporations to be acquired by Partnership pursuant to the transactions contemplated in the arrangement agreement, and, subject to the approval of the General Partner, interests in any other persons; (ii) to engage in any activity related to the capitalization and financing of Partnership’s interests in such corporations and other persons; and (iii) to engage in any activity that is in furtherance of the foregoing, is approved by the General Partner and that lawfully may be conducted by a limited partnership organized under the Ontario Limited Partnerships Act and the partnership agreement.

Capital Structure of Partnership and Holdings

Aside from nominal initial partnership interests issued on formation of Partnership, upon the closing of the transactions the capital of Partnership shall initially consist of three classes of units: the interest of the General Partner is to be represented by common units and preferred units, with the number of issued Partnership common units and Partnership preferred units immediately following closing of the transactions to be equal to the respective number of Holdings common shares and Holdings preferred shares. The interests of the Limited Partners will be represented by Class B exchangeable limited partnership units (the “Partnership exchangeable units”) issued to former Burger King Worldwide stockholders pursuant to the merger. For more information on the Partnership exchangeable units, see “—Description of the Partnership Exchangeable Units”.

When the General Partner issues Holdings common shares or Holdings preferred shares, it will contribute the net proceeds to Partnership as a capital contribution on account of its Partnership common units or Partnership preferred units, respectively. In the event that a new class of shares in the capital of Holdings is created, the General Partner will create a corresponding new class of partnership units that has corresponding distribution rights to such new class of shares and will cause Partnership to issue new units of such class to Holdings. The partnership agreement also requires Holdings to contribute the net proceeds from the issuance of such shares to Partnership in exchange for such units.

If Holdings proposes to redeem, repurchase or otherwise acquire any Holdings common shares for cash, the partnership agreement requires Partnership, immediately prior to such redemption, repurchase or acquisition, to make a distribution to Holdings on the common units in an amount sufficient for Holdings to fund such redemption, repurchase or acquisition, as the case may be. If Holdings redeems, repurchases or otherwise acquires any preferred shares for cash, Partnership shall, immediately prior to such redemption, repurchase or acquisition, make a distribution to Holdings on its preferred units in an amount sufficient for Holdings to fund such redemption, repurchase or acquisition, as the case may be.

The partnership agreement also provides that, so long as any Partnership exchangeable units (other than those held by Holdings or its subsidiaries) are outstanding, Holdings will not:

•	issue or distribute to all or substantially all the holders of Holdings common shares:

•	Holdings common shares (or securities exchangeable for or convertible into or carrying rights to acquire Holdings common shares) by way of a dividend or other distribution (other than to holders of Holdings common shares who exercise an option to receive those securities in lieu of receiving a cash dividend);

•	rights, options or warrants to subscribe for or purchase any Holdings common shares (or securities exchangeable for or convertible into or carrying rights to acquire Holdings common shares);

•	other securities of Holdings (other than shares convertible into or exchangeable for or carrying the rights to acquire Holdings common shares);

•	rights, options or warrants (other than as referred to above);

•	evidences of indebtedness;

•	assets of Holdings;

•	subdivide, redivide or change the then-outstanding Holdings common shares into a greater number of shares;

•	reduce, combine, consolidate or change the then-outstanding Holdings common shares into a lesser number of such shares; or

•	reclassify or otherwise change the Holdings common shares or effect an amalgamation, merger, reorganization or other transaction affecting Holdings common shares,

unless the same or an equitably equivalent issuance, distribution or change, as the case may be, to or in the rights of the holders of, the Partnership exchangeable units is made simultaneously. Holdings will ensure that the record date for any of the foregoing events (or the effective date if there is no record date) is the same with respect to both the Partnership exchangeable units and the Holdings common shares and is not less than five business days after the date that Holdings announces the event. The General Partner will determine, in good faith with the prior approval of the Holdings conflict committee, “equitable equivalence” for these purposes, and its determination, based upon the factors specified in the partnership agreement, will be conclusive and binding.

In the event that any other change is effected in the share capital of Holdings, the General Partner is required to take all actions as are necessary so that the economic rights of the holders of the Partnership exchangeable units shall be proportionate to their percentage interest in Partnership, with such percentage interest being determined based on the number of Partnership exchangeable units outstanding relative to the number of Holdings common shares outstanding.

Except as described above, the partnership agreement authorizes the General Partner to cause Partnership to issue additional units on any terms and conditions of offering and sale as the General Partner, in its discretion, may determine provided that except as permitted in the partnership agreement, no additional partnership units will be issued to Holdings. Unless otherwise determined by the General Partner, no person or entity shall have pre-emptive, preferential or any other similar right with respect to the issuances of any interest in Partnership.

Exchangeable Units: Exchange Mechanism

After the one year anniversary of the merger, a holder of Partnership exchangeable units will have the right to require Partnership to exchange any or all of the holder’s Partnership exchangeable units. If a holder of Partnership exchangeable units exercises this right, Partnership will repurchase for cancellation each Partnership exchangeable unit submitted for exchange in consideration for either one Holdings common share or a cash amount equal to the exchangeable units cash amount, at the sole discretion of the General Partner (subject to the consent of the Holdings conflicts committee in certain circumstances). See “—Description of the Partnership Exchangeable Units—Optional Exchange Right”.

Additional Units; No Preemptive Rights

Except as described above, the partnership agreement authorizes the General Partner to cause Partnership to issue additional units on any terms and conditions of offering and sale as the General Partner, in its discretion, may determine. Unless otherwise determined by the General Partner in its sole discretion with the prior approval of the Holdings conflicts committee, no person or entity shall have pre-emptive, preferential or any other similar right with respect to the issuances of any interest in Partnership.

Transfer of Units

Units of Partnership are fully transferable. Upon the transfer of any units of Partnership, the transferee will be admitted as a Limited Partner with respect to the transferred units and will be deemed to have agreed to be bound by the terms of the partnership agreement.

The partnership agreement requires Holdings, as long as any outstanding Partnership exchangeable units are owned by any person other than Holdings or any of its subsidiaries, and subject to the right of Partnership to effect a mandatory exchange of all outstanding Partnership exchangeable units, to use its commercially reasonable efforts to maintain a listing for such Partnership exchangeable units on the TSX, the NYSE or another national securities exchange.

Power of Attorney

Each Limited Partner, including those persons who become Limited Partners in connection with receiving any Partnership exchangeable units, automatically and irrevocably appoints the General Partner, with full power of substitution, as that Limited Partner’s agent to execute and file documents or instruments required for, among other things, but subject in each case to the other provisions of the partnership agreement, continuance, dissolution, liquidation or termination of Partnership. Each Limited Partner also agrees to be bound by any representations or actions made or taken by the General Partner pursuant to this power of attorney, and waives any and all defences which may be available to contest or disaffirm the action of the General Partner.

Capital Contributions

Following the issuance of the Partnership exchangeable units to the Limited Partners pursuant to the merger, the Limited Partners will not be required to make further contributions to Partnership.

The General Partner is not personally liable for the return of any capital contribution made by a Limited Partner to Partnership.

Limited Liability of the Limited Partners

Subject to the provisions of the Ontario Limited Partnerships Act and of similar legislation in other jurisdictions of Canada: (a) the liability of each Limited Partner for the debts, liabilities and obligations of Partnership will be limited to the Limited Partner’s capital contribution, plus the Limited Partner’s share of any undistributed income of Partnership; and (b) following payment of a Limited Partner’s capital contribution, the Limited Partner will not be liable for any further claims or assessments or be required to make further contributions to Partnership, except that, where a Limited Partner has received the return of all or part of that Limited Partner’s capital contribution, the Limited Partner is nevertheless liable to Partnership or, where Partnership is dissolved, to its creditors for any amount, not in excess of the amount returned with interest, necessary to discharge the liabilities of Partnership to all creditors who extended credit or whose claims otherwise arose before the return of the capital contribution. A Limited Partner holds as trustee for the limited partnership any money or other property that is paid or conveyed to the Limited Partner on account of the Limited Partner’s contribution that is made contrary to the Ontario Limited Partnerships Act.

Limitation on Authority of the Limited Partners and Limited Liability

The partnership agreement states that a Limited Partner (in its capacity as a Limited Partner) may not do any of the following:

•	take part in the administration, control, management or operation of the business of Partnership or transact business on behalf of Partnership;

•	execute any document that purports to bind another Partner or Partnership;

•	hold itself out as having the power or authority to bind another Partner or Partnership;

•	undertake any obligation or responsibility on behalf of another Partner or Partnership;

•	bring any action for partition or sale or file any lien or charge with respect to Partnership’s property; or

•	compel or seek a partition, judicial or otherwise, of any of the assets of Partnership distributed or to be distributed to the General Partner and the Limited Partners in kind in accordance with the partnership agreement.

The Ontario Limited Partnerships Act also stipulates that any Limited Partner that takes part in the control of the business of a partnership loses its limited liability status, and may be personally liable for the debts and obligations of Partnership.

The partnership agreement provides that the General Partner will indemnify each Limited Partner for all liabilities incurred by the Limited Partner if limited liability status is lost due to the negligence of the General Partner in performing its duties and obligations under the partnership agreement.

Offers for Units or Shares

The partnership agreement contains provisions to the effect that if a take-over bid is made for all of the outstanding Partnership exchangeable units and not less than 90% of the Partnership exchangeable units (other than units of Partnership held at the date of the take-over bid by or on behalf of the offeror or its associates or associates) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Partnership exchangeable units held by unitholders who did not accept the offer on the terms offered by the offeror.

The partnership agreement further provides that for so long as Partnership exchangeable units remain outstanding, (i) Holdings will not propose or recommend a formal bid for Holdings common shares, and no such bid will be effected with the consent or approval of Holdings board of directors, unless holders of Partnership exchangeable units are entitled to participate in the bid to the same extent and on an equitably equivalent basis as the holders of Holdings common shares, and (ii) Holdings will not propose or recommend a formal bid for Partnership exchangeable units, and no such bid will be effected with the consent or approval of Holdings board of directors, unless holders of Holdings common shares are entitled to participate in the bid to the same extent and on an equitably equivalent basis as the holders of Partnership exchangeable units. A holder of Partnership exchangeable units will not be entitled to exchange its Partnership exchangeable units into Holdings common shares pursuant to the exchange right (described below under “—Optional Exchange Right”) prior to the one year anniversary of the date of the effective time of the merger. As a result, if a bid with respect to Holdings common shares was made in that one year period, a holder of Partnership exchangeable units could not participate in that bid unless it was proposed or recommended by Holdings or its board of directors or was otherwise effected with the consent or approval of Holdings board of directors.

Canadian securities regulatory authorities may intervene in the public interest (either on application by an interested party or by staff of a Canadian securities regulatory authority) to prevent an offer to holders of Holdings common shares, preferred shares or Partnership exchangeable units being made or completed where such offer is abusive of the holders of one of those security classes that are not subject to that offer.

Distributions

Subject to the provisions set forth in the partnership agreement, the General Partner will cause distributions to be made by Partnership as follows: (i) if a dividend has been declared and is payable in respect of a Holdings preferred share, Partnership will make a distribution in respect of the preferred units in an amount equal to the aggregate amount of dividends or distributions payable in respect of the preferred shares, and (ii) if a dividend has been declared and is payable in respect of a Holdings common share, Partnership will make a distribution in the same amount in respect of each Partnership exchangeable unit and will make a distribution in respect of the Partnership common units in an amount equal to the aggregate amount of dividends or distributions payable in respect of the Holdings common shares.

If a dividend of additional Holdings common shares is made to the holders of Holdings common shares, then Partnership shall issue to each holder of Partnership exchangeable units, in respect of each Partnership exchangeable unit held by such holder, a number of additional Partnership exchangeable units equal to the number Holdings common shares distributed to each holder of Holdings common shares.

In no case will Partnership be required to make a distribution if such distribution would violate the Ontario Limited Partnerships Act or any other applicable law.

The General Partner may make further cash distributions to Holdings in order to fund repurchases, redemptions or acquisitions of Holdings common shares and in order to fund expenses or other obligations incurred by Holdings as a consequence of its role as the General Partner, including, in amounts required for Holdings to pay any tax liabilities, operating or administrative costs, customary indemnification obligations of Holdings owing to officers, directors and other persons, expenses incurred for director and officer insurance, expenses incurred as a result of litigation, expenses related to any securities offering, investment or acquisition transaction, any judgments, settlements, penalties or fines and other fees related to the maintenance and existence of the General Partner. However, none of such distributions may be used to pay or facilitate dividends or distributions on the Holdings common shares.

Amendment of the Partnership Agreement

Generally

Subject to the right of the General Partner to amend the partnership agreement and to the rights of the Partnership exchangeable units, the partnership agreement may only be amended in writing with the consent of a majority of the holders of the Partnership common units and with the consent of the General Partner (following approval by the conflicts committee). However, any amendment seeking to convert Partnership into a general partnership would require unanimous written consent of the Partners. Further, no amendment may give anyone other than the General Partner the right to dissolve Partnership.

Despite the power of Holdings to amend the partnership agreement, either in its capacity as the General Partner or as the holder of all of the outstanding Partnership common units, the partnership agreement requires the approval of: (a) the holders of the Partnership exchangeable units, the holders of a majority of the outstanding Holdings common shares (excluding any votes pursuant to the special voting share) and of the Holdings conflicts committee for any amendment that would increase or decrease the economic rights of a Partnership exchangeable unit relative to a Holdings common share; (b) the holders of Partnership exchangeable units and the Holdings conflicts committee for any amendment that affects the rights or privileges attaching to the Partnership exchangeable units in a manner adverse to the interests of the Partnership exchangeable unit holders; and (c) the Holdings conflicts committee in the case of any other amendment that would affect the rights or privileges attaching to the Partnership exchangeable units. Approval of the Partnership exchangeable units to any such amendment must be approved by an ordinary resolution either approved by a resolution approved by more than 50% of the votes cast by holders of Partnership exchangeable units entitled to vote on the resolution at a meeting of holders of Partnership exchangeable units, or by a written resolution signed by holders of more than 50% of the aggregate number of Partnership exchangeable units outstanding that are held by holders entitled to vote on that resolution.

Amendment by the General Partner without Approval of the Limited Partners

For the avoidance of doubt, the General Partner may make the following amendments to the partnership agreement without the consent of the Limited Partners:

•	A change in the name of Partnership, the location of Partnership’s principal place of business or the registered office of Partnership;

•	The admission, substitution, withdrawal or removal of the Limited Partners in accordance with the partnership agreement;

•	A change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to continue to qualify Partnership as a limited partnership;

•	With the prior approval of the Holdings conflicts committee, a change that the General Partner determines is reasonable and necessary or appropriate to enable Partners to take advantage of, or not be detrimentally affected by, changes or differing interpretations with respect to Canadian or U.S. income tax regulations, legislation or interpretation;

•	A change to amend or add any provision or to cure any ambiguity in the partnership agreement that may be defective or inconsistent with any other provision contained in the partnership agreement or this joint information statement/circular;

•	A change that, in the sole discretion of the General Partner, does not materially adversely affect the Limited Partners;

•	A change that the General Partner determines to be necessary or appropriate to satisfy requirements of a governmental authority, to comply with a requirement of a national securities exchange on which the units of Partnership are listed or is required to effect the intent expressed in the partnership agreement or this joint information statement/circular;

•	A change in the fiscal year or taxable year of Partnership and any other related changes;

•	An amendment that is necessary, in the opinion of counsel to Partnership, to prevent Partnership, the General Partner or its directors, officers, trustees or agents from having a material risk of being in any manner subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

•	An amendment that the General Partner determines in its sole discretion to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of equity in Partnership;

•	An amendment that the General Partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by Partnership of, or investment by Partnership in, any corporation, partnership, joint venture, limited liability company or other entity; and

•	Any other amendments substantially similar to any of the matters described in the bullet points above.

Merger, Sale or Other Disposition of Assets

As long as any Partnership exchangeable units are outstanding, Holdings cannot consummate a transaction in which all or substantially all of its assets would become the property of any other person or entity. This does not apply to a transaction if such other person or entity becomes bound by the partnership agreement and assumes Holdings’ obligations, as long as the transaction does not impair in any material respect the rights, duties, powers and authorities of other parties to the partnership agreement.

Nothing in the partnership agreement prevents Holdings from amalgamating or merging with any wholly owned direct or indirect subsidiary provided that all assets of such a subsidiary are transferred either to Holdings, to another wholly owned subsidiary of Holdings, or are distributed among the subsidiary’s shareholders.

Election to be Treated as a Corporation

The Partnership shall undertake all necessary steps to preserve its status as a partnership for U.S. federal income tax purposes; provided that, if for any reason the General Partner determines in its sole discretion that it is no longer in the interest of Partnership to continue as a partnership for U.S. federal income tax purposes, the

General Partner may elect to treat Partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes. Alternatively, it may effect such change by merger, conversion or otherwise under applicable law.

Dissolution

Partnership will dissolve upon the occurrence of any of the following:

•	The removal or deemed removal of the sole General Partner unless the General Partner is replaced in accordance with the partnership agreement;

•	The sale, exchange or disposition of all or substantially all of the property of Partnership, if approved in accordance with the partnership agreement; or

•	A decision of the General Partner to dissolve Partnership.

Partnership will not dissolve by reason of death, bankruptcy, insolvency, mental incompetency or other disability of any Limited Partner or upon the transfer of any units. Further, no Limited Partner has the right to ask for the dissolution of Partnership, for the winding-up of its affairs or for the distribution of its assets.

Procedure on Dissolution

Upon dissolution of Partnership, the procedure is as follows:

•	The receiver will sell or otherwise dispose of the part of Partnership’s assets as the receiver considers appropriate;

•	The receiver will pay the debts and liabilities of Partnership and liquidation expenses;

•	If there are any assets of Partnership remaining, the receiver will distribute all property and cash in the following order:

•	To the holder of Partnership preferred units, namely Holdings, until it has received an amount sufficient to fund its payment obligations with respect to Holdings preferred shares corresponding to Partnership preferred units; and

•	To Holdings until it has received an amount sufficient to satisfy certain costs and expenses of Holdings relating to its role as General Partner of the business and affairs of Holdings that are conducted through the Partnership or any of its subsidiaries; and

•	To the holders of Partnership common units, namely Holdings, and the holders of Partnership exchangeable units, with Holdings’ interest being determined based on the number of outstanding Holdings common shares relative to the number of outstanding Partnership exchangeable units; and

•	The receiver will file the declaration of dissolution prescribed by the Ontario Limited Partnerships Act and provide prior notice of any dissolution by mailing to each Limited Partner a notice at least 21 days prior to the filing of such declaration.

Withdrawal and Removal of the General Partner

Without the prior approval of the Holdings conflicts committee, Partnership and the holders of the Partnership exchangeable units by an ordinary resolution, Holdings covenants that it will not voluntarily cease to be the General Partner as long as any outstanding Partnership exchangeable units are owned by any person other than Holdings or any of its subsidiaries.

In the event of any of the following, Holdings will be deemed to have been removed as the General Partner:

•	The passing of a resolution of the directors or shareholders of Holdings relating to its bankruptcy, dissolution, liquidation, winding-up or assignment for the benefit of creditors;

•	The appointment of a receiver of the assets and undertaking of Holdings; or

•	The failure of Holdings to maintain its status as a corporation.

Should any of the above occur, a new general partner will be appointed by an ordinary resolution of the holders of Partnership common units. In addition, Holdings may be removed by an ordinary resolution of the holders of Partnership common units, but under no circumstances can it be removed by the holders of exchangeable units.

In the event of the withdrawal or removal of Holdings as the General Partner, Partnership is obligated to pay any amounts owed to Holdings to the date of its resignation or removal.

Upon the resignation or removal of Holdings as the General Partner, Partnership is required to release it from any costs, expenses, damages or liabilities that it has suffered or incurred as a result of, or arising out of, events which occur in relation to Partnership after resignation or removal.

Transfer of General Partnership Interest

Provided that the transferee assumes the rights and duties of the General Partner and agrees to be bound by the partnership agreement, the General Partner may, without the approval of the Limited Partners, transfer all, but not less than all, of the General Partner’s interest (i) to a subsidiary of the General Partner; (ii) in connection with the General Partner’s merger or amalgamation with or into another entity; or (iii) to the purchaser of all or substantially all of the General Partner’s assets.

Indemnification

Under the partnership agreement, in most circumstances Partnership will indemnify the following parties to the fullest extent permitted by law against any and all losses, claims, damages, liabilities, joint or several expenses, judgments, fines and settlements:

•	The General Partner;

•	Any former general partner;

•	Any affiliate of the General Partner or a former general partner; and

•	Any officer, director, employee, partner, agent or trustee of the General Partner, a former general partner or any of their affiliates (together, the “Partnership Indemnitees”).

This indemnification will only be available if Partnership Indemnitee acted honestly and in good faith with a view to the best interests of Partnership. The indemnity extends to criminal or administrative action or proceedings that are enforced by a monetary penalty as long as Partnership Indemnitee had reasonable grounds for believing that its conduct was lawful.

No indemnification will be available to a Partnership Indemnitee where a final decision of a court of competent jurisdiction that is not appealable has found Partnership Indemnitee to be in breach of, or negligent in the performance of, its obligations under the partnership agreement. The termination of an action, suit or proceeding by judgment, order or settlement will not create a presumption that Partnership Indemnitee acted in breach of, or was negligent in the performance of, its obligations.

Any indemnification will be made only out of the assets of Partnership. Partnership may purchase insurance on behalf of those parties as the General Partner determines against any liability that may be asserted against, or expense that may be incurred by, the insured party in connection with Partnership’s activities, regardless of whether Partnership has the power to indemnify those parties against those liabilities under the partnership agreement.

Books and Records

The General Partner is required to keep appropriate books and records with respect to Partnership’s business at the principal office of Partnership. The General Partner will forward to the Limited Partners all reports and financial statements that may be required under applicable securities legislation or stock exchange rules.

Right to Inspect Books and Records

Subject to the right of the General Partner to keep Partnership information confidential, each Limited Partner has the right, for a purpose reasonably related to that Limited Partner’s own interest as a limited partner in Partnership, to receive the following:

•	A current list of the name and last known address of each Limited Partner;

•	Copies of the partnership agreement, the declaration of limited partnership for Partnership and the current record of Partners;

•	Copies of all documents filed by Partnership with a securities regulator or stock exchange where the units are listed for trading;

•	Copies of minutes of meetings of the Partners; and

•	Any other information regarding the affairs of Partnership as is just and reasonable.

Tax Matters

The General Partner will use commercially reasonable efforts to furnish to all Partners necessary tax information as promptly as possible after the end of Partnership’s fiscal year. However, delivery of such information may be subject to delay as a result of the late receipt of any necessary tax information from an entity in which Partnership or its subsidiaries holds an interest.

All decisions to make or refrain from making any tax elections will be determined by the General Partner. The General Partner is authorized to represent Partnership, at Partnership’s expense, in connection with all examinations of Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings. Each Partner agrees to cooperate with the General Partner with regard to all things reasonably required by the General Partner to conduct such proceedings.

Description of Holdings Share Capital

Immediately prior to the consummation of the transactions, the authorized share capital of Holdings set out in its articles will consist of: (i) an unlimited number of Holdings common shares, (ii) one special voting share and (iii) a number of Holdings preferred shares equal to the number of Holdings preferred shares issued to Berkshire pursuant to the securities purchase agreement. The number of Holdings preferred shares to be issued pursuant to the securities purchase agreement will be set prior to the closing of the transactions based on the actual number of Holdings common shares that will be outstanding at the closing of the transactions. The number will be set such that at the closing of the transactions the number of votes attached to the Holdings preferred shares, at one vote per share, will be approximately 13% of the total number of votes attached to all voting shares of Holdings. The number of Holdings common shares and Holdings preferred shares to be outstanding after giving effect to the transactions will not be determinable until immediately prior to the closing of the transactions. One special voting share will be outstanding following closing of the transactions.

The following is a summary of the material rights, privileges, restrictions and conditions that attach to the Holdings common shares, special voting share and Holdings preferred shares. This is a summary only and is subject to the detailed provisions of the articles of amendment of Holdings attached hereto as Annex D.

Holdings Common Shares

Notice of Meeting and Voting Rights

Except as otherwise provided by law, the holders of Holdings common shares are entitled to receive notice of and to attend all meetings of the shareholders of Holdings and will vote together as a single class with the Holdings preferred shares and the special voting share. The holders of Holdings common shares are entitled to one vote per Holdings common share.

Dividend and Liquidation Entitlements

The holders of Holdings common shares are entitled to receive dividends, as and when declared by the board of directors of Holdings, in such amounts and in such form as the board of directors of Holdings may from time to time determine, subject to the preferential rights of the Holdings preferred shares and any other shares ranking prior to the Holdings common shares. All dividends declared on the Holdings common shares will be declared and paid in equal amounts per share. No dividends will be declared or paid on the Holdings common shares except as permitted by the terms of the Holdings preferred shares. See “Holdings Preferred Shares—Dividend Entitlements” below.

In the event of the dissolution, liquidation or winding-up of Holdings, the holders of Holdings common shares shall be entitled to receive the remaining property and assets of Holdings after satisfaction of all liabilities and obligations to creditors of Holdings, after satisfaction of the Holdings preferred share liquidation preference and subject to the preferential rights of any other shares ranking prior to the Holdings common shares. See “Holdings Preferred Shares—Liquidation Preference” below.

Special Voting Share

Notice of Meeting and Voting Rights

Except as otherwise provided by law, the special voting share shall entitle the holder thereof to vote on all matters submitted to a vote of the holders of Holdings common shares at any shareholders meeting of Holdings and to exercise the right to consent to any matter for which the written consent of the holders of Holdings common shares is sought, and will, with respect to any shareholders meeting or written consent, vote together as a single class with the Holdings common shares and Holdings preferred shares. The holder of the special voting share shall not be entitled to vote separately as a class on a proposal to amend the articles of amendment of Holdings to: (i) increase or decrease the maximum number of special voting shares that Holdings is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the special voting share; or (ii) create a new class of shares equal or superior to the special voting share. The holder of the special voting share shall be entitled to attend all shareholder meetings of Holdings which the holders of Holdings common shares are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by Holdings to its holders of Holdings common shares relating to such meetings and any consents sought from the holders of common shares.

The holder of the special voting share is entitled to that number of votes equal to the number of votes which would attach to the Holdings common shares receivable by the holders of Partnership exchangeable units upon the exchange of all Partnership exchangeable units outstanding from time to time (other than the Partnership exchangeable units held by Holdings and its subsidiaries), determined as of the record date for the determination of shareholders entitled to vote on the applicable matter or, if no record date is established, the date such vote is taken. See “—Description of the Partnership Exchangeable Units” and “—Voting Rights of Holders of Exchangeable Units; Statutory Rights”.

Dividend and Liquidation Entitlements

The holder of the special voting share is not entitled to receive dividends and has no entitlements with respect to the property or assets of Holdings in the event of the dissolution, liquidation or winding-up of

Holdings. Holdings also agreed in the partnership agreement to not make dividends or distributions on the Holdings common shares unless the same or equitably equivalent dividend or distribution is made on the Partnership exchangeable units on a per security basis.

Redemption Right

At such time as there are no Partnership exchangeable units outstanding, the special voting share shall automatically be redeemed and cancelled for $1 to be paid to the holder thereof.

Holdings Preferred Shares

Dividend Entitlements

The holders of the Holdings preferred shares are entitled to receive, as and when declared by the board of directors of Holdings, cumulative cash dividends at an annual rate of 9% on the amount of the purchase price per Holdings preferred share, payable quarterly in arrears (“regular quarterly dividends”). The purchase price per Holdings preferred share shall be determined by dividing $3 billion by the number of Holdings preferred shares issued at the closing of the transactions. Such dividends accrue daily on a cumulative basis, whether or not declared by the board of directors of Holdings. If any such dividend or make-whole dividend (defined below) is not paid in full on the scheduled payment date or the required payment date, as applicable (the unpaid portion, “past due dividends”), additional cash dividends (“additional dividends”) shall accrue daily on a cumulative basis on past due dividends at an annual rate of 9%, compounded quarterly, whether or not such additional dividends are declared by the board of directors of Holdings.

For each fiscal year of Holdings during which any Holdings preferred shares are outstanding, beginning with the year that includes the third anniversary of the original issue date (the “original issue date”) of such shares, in addition to the regular quarterly dividends, Holdings is required to pay to the holder of the Holdings preferred shares an additional amount (a “make-whole dividend”). The amount of the make-whole dividend is determined by a formula designed to ensure that on an after tax basis the net amount of the dividends received by the holder on the Holdings preferred shares from the original issue date is the same as it would have been had Holdings been a U.S. corporation. The make-whole dividend can be paid, at Holdings’ option, in cash, Holdings common shares or a combination of both. If, however, the Holdings common shares issued to the holder would be “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act, such Holdings common shares must be covered by an effective registration statement permitting them to be freely tradable. In addition, any Holdings common shares so issued will be valued for purposes of the make-whole dividend at 97% of the average volume weighted average price of the Holdings common shares over the five consecutive trading days prior to the delivery of such shares. The make-whole dividends are payable not later than 75 days after the close of each fiscal year starting with the fiscal year that includes the third anniversary of the original issue date. The right to receive the make-whole dividends shall terminate if and at the time that 100% of the outstanding Holdings preferred shares are no longer held by Berkshire or any one of its subsidiaries; provided, however, that in the event of a redemption of Holdings preferred shares or a liquidation, dissolution or winding up of the affairs of Holdings, a final make-whole dividend for the year of redemption or liquidation will be computed and paid with respect to all Holdings preferred shares subject to the redemption, and in the case of a liquidation, with respect to all Holdings preferred shares.

No dividend shall be declared or paid on the Holdings common shares, or any other shares ranking junior to or on parity with the Holdings preferred shares, and no Holdings common shares, junior or parity shares shall be purchased, redeemed or otherwise acquired for consideration by Holdings or any of its subsidiaries unless on the date of such declaration, payment, purchase, redemption or other acquisition (i) all past due dividends, accrued and unpaid additional dividends thereon to the date of payment of such past due dividends, and unpaid make-whole dividends for all prior fiscal years and all amounts accrued thereon, on all outstanding Holdings preferred shares, shall have been declared and paid in full and (ii) an amount equal to the full regular quarterly dividend for all outstanding Holdings preferred shares for the then-current quarterly dividend period shall have been declared and paid in full (or declared and such amount shall have been deposited by Holdings in trust for the pro rata benefit of the holders of Holdings preferred shares on the applicable record date therefor with a specified financial institution).

In addition, if holders of at least a majority of the outstanding Holdings preferred shares have delivered a notice described under “Redemption Following Tenth Anniversary” or “Redemption Following Triggering Event” below, no dividend shall be declared or paid on the Holdings common shares or any other share of junior shares of Holdings (except that dividends declared on the Holdings common shares or any other junior shares prior to the date of such delivery may be paid), and no Holdings common shares or other junior shares shall be purchased, redeemed or otherwise acquired for consideration by Holdings or any of its subsidiaries, directly or indirectly, unless on the date of such declaration, payment, purchase, redemption or other acquisition for consideration all Holdings preferred shares subject to such notice have been redeemed in full.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the affairs of Holdings, whether voluntary or involuntary, holders of Holdings preferred shares shall be entitled to receive for each Holdings preferred share, out of the assets of Holdings or proceeds thereof available for distribution to shareholders of Holdings, and after satisfaction of all liabilities and obligations to creditors of Holdings, before any distribution of such assets or proceeds is made to or set aside for the holders of Holdings common shares, junior shares or any other shares of Holdings ranking junior to the Holdings preferred shares as to such distribution, payment in full in cash in an amount equal to the sum of (i) for Holdings preferred shares that have not been redeemed, the purchase price per Holdings preferred share multiplied by 1.099 (the “Call Amount”), plus (ii) for all Holdings preferred shares, the accrued and unpaid dividends per share, including any and all past due dividends and additional dividends on such past due dividends, in each case, whether or not declared, to each date of payment, and unpaid make-whole dividends for all prior fiscal years and a final make-whole dividend payment, as well as past due dividends in respect thereof and amounts accrued thereon, in each case, whether or not declared. If such liquidation preference is paid in full on all Holdings preferred shares the holders of other shares of Holdings shall be entitled to receive all remaining assets of Holdings (or proceeds thereof) according to their respective rights and obligations.

Redemption

Optional Redemption

Holdings may not redeem the Holdings preferred shares for the first three years following the original issue date. On or after the third anniversary of the original issue date, Holdings may, at its option, redeem, in whole at any time or in part from time to time, outstanding Holdings preferred shares at a redemption price paid in cash for each Holdings preferred share redeemed equal to the sum of the Call Amount plus the accrued and unpaid dividends on such share, including any and all past due dividends and additional dividends on past due dividends, in each case whether or not declared, to the date of payment, and unpaid make-whole dividends for all prior fiscal years as well past due dividends in respect thereof and amounts accrued thereon, in each ease, whether or not declared (such sum, the “redemption price”). Any optional redemption of less than all of the outstanding Holdings preferred shares shall be in an amount of not less than 10% of the Holdings preferred shares outstanding at the closing of the transactions.

Redemption Following Tenth Anniversary

After the tenth anniversary of the original issue date, the holders of not less than a majority of the outstanding Holdings preferred shares may require Holdings, to the fullest extent permitted by law, to redeem all of the outstanding Holdings preferred shares of such holders at a price equal to the redemption price for each redeemed share. If necessary to pay all or a portion of the aggregate redemption price, Holdings shall take any action necessary or appropriate to cause the occurrence of one or more underwritten primary public offerings of Holdings common shares pursuant to an effective registration statement filed with the SEC in accordance with the Securities Act or pursuant to a prospectus filed with the securities commission of any of the Provinces of Canada under applicable Canadian securities laws, or any other primary issuance of Holdings common shares in an arm’s length transaction with parties other than Berkshire and its affiliates. In any such public offering or issuance, the holders of the outstanding Holdings preferred shares who elect to force the offering shall be entitled to choose the lead underwriter(s) for the offering. All fees and expenses of any such offering or other issuance of Holdings common shares and the redemption of Holdings preferred shares will be for the account of Holdings.

Redemption Following Triggering Event

In the event that a triggering event (as defined below) is announced, the holders of not less than a majority of the Holdings preferred shares may require Holdings, to the fullest extent permitted by law, to redeem all of the outstanding Holdings preferred shares of such holders at a price equal to the redemption price for each redeemed share on the date of the consummation of the triggering event. For this purpose, a “triggering event” means the occurrence of one or more of the following: (i) the acquisition of Holdings by another entity by means of a merger, amalgamation, arrangement, consolidation, reorganization or other transaction or series of related transactions if Holding’s stockholders constituted immediately prior to such transaction or series of related transactions hold less than 50% of the voting power of the surviving or acquiring entity; (ii) the closing of the transfer, in one transaction or a series of related transactions, to a person or entity (or a group of persons or entities) of Holdings’ securities if, after such closing, Holdings’ stockholders constituted immediately prior to such transaction or series of related transactions hold less than 50% of the voting power of Holdings or its successor; or (iii) a sale, license or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of Holdings.

A final make-whole dividend payment will be paid with respect to any Holdings preferred shares called for redemption. Once a Holdings preferred share has been redeemed in full, it must be cancelled and may not be reissued.

Voting Rights

Except as otherwise provided by law, the holders of Holdings preferred shares shall be entitled to (i) receive notice of and to attend all meetings of the shareholders of Holdings that the holders of the Holdings common shares are entitled to attend, (ii) receive copies of all notices and other materials sent by Holdings to its shareholders relating to such meetings, and (iii) vote at such meetings. At any such meeting, the holders of the Holdings preferred shares are entitled to cast one vote for each Holdings preferred share (which is expected to equal approximately 13% of the total number of votes attached to all shares entitled to vote at a meeting as of the closing date). In addition, Berkshire has agreed with Holdings that (i) with respect to preferred shares representing 10% of the total votes attached to all voting shares of Holdings, Berkshire may vote such shares with respect to matters on which it votes as a class with all Holdings voting shares, in any manner it wishes and (ii) with respect to preferred shares representing in excess of 10% of the total votes attached to all voting shares of Holdings, Berkshire will vote such shares with respect to matters on which it votes as a class with all Holdings voting shares in a manner proportionate to the manner in which the other holders of voting shares voted in respect of such matter. This voting agreement does not apply with respect to special approval matters.

Except as otherwise required by law or the special approval matters described in the next paragraph below, the Holdings common shares, the special voting share and the Holdings preferred shares shall vote together as a single class.

The vote or consent of the holders of a majority of the outstanding Holdings preferred shares, separately as a class, shall be necessary for effecting or validating any of the following matters (“special approval matters”):

•

Authorization, Creation or Issuance of Shares of Holdings. Any amendment or alteration of the articles of amendment of Holdings to (i) authorize or create, or increase the authorized amount of, any shares of any class or series of shares of Holdings, or the issuance of any shares of any class or series of shares of Holdings, in each case, ranking senior to or equally with the Holdings preferred shares with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of Holdings, or having or sharing any voting or consent rights with respect to any special approval matter or (ii) decrease the authorized amount of Holdings common shares;

•	Authorization or Issuance of Additional Holdings Preferred Shares or Certain Other Shares. The authorization or issuance of (or obligation to issue) (i) any Holdings preferred shares in addition to the Holdings preferred shares authorized and issued on the original issue date, (ii) any shares of any class or series of shares of Holdings ranking equally with or senior to the Holdings preferred shares with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of Holdings, or (iii) any shares of any class or series of shares of Holdings that is not perpetual and has a term that ends on or before the eleventh anniversary of the original issue date, or provides for redemption thereof on any date on or before the eleventh anniversary of the original issue date, or provides for any right of the holder thereof to put such shares to Holdings or otherwise cause or require the purchase of such shares by Holdings on or before the eleventh anniversary of the original issue date, or that is convertible or exchangeable into any of the foregoing;

•	Amendments. Any amendment, alteration or repeal of any provision of the terms of the Holdings preferred shares set out in the articles of amendment of Holdings or other amendment, alteration or repeal of the articles of amendment or bylaws of Holdings that affects or changes the rights, preferences, privileges or powers of the Holdings preferred shares; and

•	Share Exchanges, Reclassifications, Mergers, Amalgamations and Consolidations. Any consummation of a share exchange or reclassification involving the Holdings preferred shares, or of a merger, amalgamation, arrangement or consolidation of Holdings with another corporation or other entity, unless as a result thereof (x) the Holdings preferred shares remain outstanding or are converted into or exchanged for preference securities of the surviving entity with rights, preferences, privileges and powers substantially identical to those of the Holdings preferred shares, and (y) there is no other class or series of equity outstanding that would not be permitted to be issued and outstanding as described under “Ranking” below or the issuance of which would be a special approval matter if the same were to be issued by Holdings on the date of consummation of such exchange, reclassification, merger, amalgamation, arrangement or consolidation (provided, that if pursuant to such transaction the holders of Holdings preferred shares hold preference securities in a surviving entity, the equity of such surviving entity shall also comply with the requirements of this clause (y)).

No other class or series of shares of Holdings shall have or share any voting or consent rights with the holders of Holdings preferred shares with respect to any special approval matter.

Ranking

If any Holdings preferred share has not been redeemed (including as to the payment of the final make-whole dividend in respect thereof and related amounts), no other class or series of shares of Holdings shall (i) rank equally with or senior to the Holdings preferred shares in the payment of dividends and rank equally with, junior to or senior to the Holdings preferred shares with respect to the distribution of assets on any liquidation, dissolution or winding up of Holdings or (ii) rank equally with or senior to the Holdings preferred shares with respect to the distribution of assets on any liquidation, dissolution or winding up of Holdings and rank equally with, junior to or senior to the Holdings preferred shares in the payment of dividends.

Description of the Partnership Exchangeable Units

Summary of Economic and Voting Rights

The Partnership exchangeable units are intended to provide economic rights that are substantially equivalent, and voting rights with respect to Holdings that are equivalent, to the corresponding rights afforded to holders of Holdings common shares. Under the terms of the partnership agreement, the rights, privileges, restrictions and conditions attaching to the Partnership exchangeable units include the following:

•	From and after the one year anniversary of the date of the effective time of the merger, the Partnership exchangeable units will be exchangeable at any time, at the option of the holder, on a one-for-one basis for Holdings common shares, subject to the right of the General Partner (subject to the approval of the conflicts committee in certain circumstances) to determine to settle any such exchange for a cash payment in lieu of exchange for Holdings common shares. If Holdings elects to make a cash payment in lieu of issuing Holdings common shares, the amount of the cash payment will be the weighted average trading price of the Holdings common shares on the NYSE for the 20 consecutive trading days ending on the last business day prior to the exchange date. Partnership exchangeable units will not be exchangeable prior to the one year anniversary of the date of the effective time of the merger.

•	If a dividend or distribution has been declared and is payable in respect of a Holdings common share, Partnership will make a distribution in respect of each Partnership exchangeable unit in an amount equal to the dividend or distribution in respect of a Holdings common share. The record date and payment date for distributions on the Partnership exchangeable units will be the same as the relevant record date and payment date for the dividends or distributions on the Holdings common shares.

•	If Holdings issues any Holdings common shares in the form of a dividend or distribution on the Holdings common shares, Partnership will issue to each holder of Partnership exchangeable units, in respect of each Partnership exchangeable unit held by such holder, a number of Partnership exchangeable units equal to the number of Holdings common shares issued in respect of each Holdings common share.

•	If Holdings issues or distributes rights, options or warrants or other securities or assets of Holdings to all or substantially all of the holders of Holdings common shares, Partnership is required to make a corresponding distribution to holders of the Partnership exchangeable units.

•	No subdivision or combination of the outstanding Holdings common shares is permitted unless a corresponding subdivision or combination of Partnership exchangeable units is made.

•	Holdings and its board of directors are prohibited from proposing or recommending an offer for the Holdings common shares or for the Partnership exchangeable units unless the holders of the Partnership exchangeable units and the holders of Holdings common shares are entitled to participate to the same extent and on equitably equivalent basis.

•	Upon a dissolution and liquidation of Partnership, if Partnership exchangeable units remain outstanding and have not been exchanged for Holdings common shares, then the distribution of the assets of Partnership between holders of Holdings common shares and holders of Partnership exchangeable units will be made on a pro rata basis based on the numbers of Holdings common shares and Partnership exchangeable units outstanding. Assets distributable to holders of Partnership exchangeable units will be distributed directly to such holders. Assets distributable in respect of Holdings common shares will be distributed to Holdings. Prior to this pro-rata distribution, Partnership is required to pay to Holdings sufficient amounts to fund the expenses or other obligations of Holdings (to the extent related to its role as the General Partner or the business and affairs of Holdings that are conducted through Partnership or its subsidiaries) to ensure that any property and cash distributed to Holdings in respect of the common shares will be available for distribution to holders of Holdings common shares in an amount per share equal to distributions in respect of each Partnership exchangeable unit. The terms of the Partnership exchangeable units do not provide for an automatic exchange of Partnership exchangeable units into Holdings common shares upon a dissolution or liquidation of Partnership or Holdings.

•	Approval of holders of the Partnership exchangeable units is required for an action (such as an amendment to the partnership agreement) that would affect the economic rights of a Partnership exchangeable unit relative to a Holdings common share.

The holders of Partnership exchangeable units are indirectly entitled to vote in respect of matters on which holders of Holdings common shares are entitled to vote, including in respect of the election of directors of Holdings, through a special voting share of Holdings. The special voting share is held by the trustee, entitling the trustee to that number of votes on matters on which holders of Holdings common shares are entitled to vote equal to the number of Partnership exchangeable units outstanding. The trustee is required to cast such votes in accordance with voting instructions provided by holders of Partnership exchangeable units. The trustee will exercise each vote attached to the special voting share only as directed by the relevant holder of Partnership exchangeable units and, in the absence of instructions from a holder of a Partnership exchangeable unit as to voting, will not exercise those votes.

A more detailed description of the economic, voting and other rights, privileges, restrictions and conditions attaching to the Partnership exchangeable units follows below.

The tax consequences of receiving or holding Partnership exchangeable units may differ significantly from the tax consequences of receiving or holding Holdings common shares depending upon your particular circumstances. You should consider carefully the tax consequences to you in respect of receiving or holding exchangeable units. See “The Transactions—Material U.S. Federal Income Tax Considerations” and “The Transactions—Material Canadian Federal Income Tax Consequences of the Transactions”.

Optional Exchange Right

From and after the one year anniversary of the date of the effective time of the merger, holders of Partnership exchangeable units will, from time to time, have the right to require Partnership to exchange any or all of the Partnership exchangeable units held by such holder for one Holdings common share in respect of each Partnership exchangeable unit (the “exchanged shares”) subject to the right of Holdings, in its capacity as the General Partner, for and on behalf of Partnership, in its sole and absolute discretion (subject to the approval of the conflicts committee in certain circumstances) to cause Partnership to repurchase the Partnership exchangeable units for a prescribed cash amount determined by reference to the weighted average trading price of the Holdings common shares on the NYSE for the 20 consecutive trading days ending on the last business day prior to the exchange date (the “exchangeable units cash amount”). Written notice of the determination of the form of consideration shall be given to the holder of the Partnership exchangeable units exercising the exchange right no later than ten business days prior to the exchange date.

In order to exercise the exchange right, a holder of Partnership exchangeable units must deliver to Partnership, at its office (or at a designated office of Partnership’s transfer agent), a duly executed exchange notice together with such additional documents and instruments as the transfer agent and Partnership may reasonably require. The exchange notice must (i) specify the number of Partnership exchangeable units in respect of which the holder is exercising the exchange right and (ii) state the business day on which the holder desires to have Partnership exchange the subject units, provided that the exchange date must not be less than 15 business days nor more than 30 business days after the date on which the exchange notice is received by Partnership. If no exchange date is specified in an exchange notice, the exchange date will be deemed to be the 15th business day after the date on which the exchange notice is received by Partnership.

An exercise of the exchange right may be revoked by the exercising holder by notice in writing given to Partnership before the close of business on the fifth business day immediately preceding the exchange date.

On the exchange date, Partnership will deliver or cause the transfer agent to deliver to the relevant holder, as applicable (i) the applicable number of exchanged shares, or (ii) a cheque representing the applicable exchangeable units cash amount, in each case, less any amounts withheld on account of tax. See “—Distributions; Liquidation; Withholding Rights—Withholding Rights.”

Notwithstanding the exercise of the exchange right, where a record date in respect of a distribution with respect to the exchangeable units occurs prior to the exchange date and there is any declared and unpaid distribution on any exchangeable unit so exchanged, such amount shall remain payable and shall be paid in the applicable form on the designated payment date to the former holder of the exchangeable unit so exchanged.

Mandatory Exchange

Partnership may cause a mandatory exchange of the outstanding Partnership exchangeable units into Holdings common shares in the event that:

•	at any time there remain outstanding fewer than 5% of the number of Partnership exchangeable units outstanding as of the effective time of the merger (other than Partnership exchangeable units held by Holdings and its subsidiaries and as such number of Partnership exchangeable units may be adjusted in accordance with the partnership agreement) (a “sunset exchange”);

•	any one of the following occurs (a “control transaction exchange”):

•	any person, firm or corporation acquires directly or indirectly any voting security of Holdings and immediately after such acquisition, the acquirer has voting securities representing more than 50% of the total voting power of all the then outstanding voting securities of Holdings on a fully-diluted basis;

•	the shareholders of Holdings shall approve a merger, consolidation, recapitalization or reorganization of Holdings, other than any transaction which would result in the holders of outstanding voting securities of Holdings immediately prior to such transaction having at least a majority of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction, with the voting power of each such continuing holder relative to other continuing holders not being altered substantially in the transaction; or

•	the shareholders of Holdings shall approve a plan of complete liquidation of Holdings or an agreement for the sale or disposition of Holdings of all or substantially all of Holdings’ assets;

provided that, in each case, Holdings, in its capacity as the General Partner, determines, in good faith and in its sole discretion, that such transaction involves a bona fide third party and is not for the primary purpose of causing the exchange of the exchangeable units in connection with such transaction; or

•	a matter arises in respect of which applicable law provides holders of Partnership exchangeable units with a vote as holders of units of Partnership in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Partnership exchangeable units, where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Partnership exchangeable units and the Holdings common shares, and the holders of the Partnership exchangeable units fail to take the necessary action at a meeting or other vote of holders of Partnership exchangeable units to approve or disapprove, as applicable, such matter in order to maintain economic equivalence of the Partnership exchangeable units and the Holdings common shares (a “voting event exchange”).

Where Partnership determines to cause the mandatory exchange of all of the outstanding Partnership exchangeable units into Holdings common shares, it will give prior written notice specifying the date of the mandatory exchange to the holders of Partnership exchangeable units at least fifteen days prior to such mandatory exchange, in the case of a sunset exchange or a control transaction exchange, and on the business day following the day on which the holders of the Partnership exchangeable units failed to take such action in the case of a voting event exchange.

On the exchange date, Partnership will deliver or cause the transfer agent to deliver to the relevant holders of Partnership exchangeable units so exchanged the applicable Holdings common shares, less any amounts withheld on account of tax. See “—Distributions; Liquidation; Withholding Rights—Withholding Rights.”

Notwithstanding any mandatory exchange of the Partnership exchangeable units, where a record date in respect of a distribution with respect to the Partnership exchangeable units occurs prior to the exchange date and there is any declared and unpaid distribution on any Partnership exchangeable unit so exchanged, such amount shall remain payable and shall be paid in the applicable form on the designated payment date to the former holder of the Partnership exchangeable unit so exchanged.

Voting Rights of Holders of Partnership Exchangeable Units; Statutory Rights

In connection with the merger, Holdings, Partnership and the trustee will enter into the voting trust agreement. This summary is qualified in its entirety by reference to that agreement, which is filed as Exhibit 10.2 to this joint information statement/circular.

Voting Rights with Respect to Partnership

Except as otherwise required by the partnership agreement, voting trust agreement or applicable law, the holders of the Partnership exchangeable units shall not directly be entitled to receive notice of or to attend any meeting of the unitholders of Partnership or to vote at any such meeting.

Voting Rights with Respect to Holdings

Under the voting trust agreement, Holdings will issue one special voting share to the trustee for the benefit of the holders of Partnership exchangeable units (other than Holdings and its subsidiaries). The Holdings special voting share will have the number of votes, which may be cast by the trustee at any meeting at which the holders of Holdings common shares are entitled to vote or in respect of any written consent sought by Holdings from its holders of common shares, equal to the then outstanding number of Partnership exchangeable units (other than Partnership exchangeable units held by Holdings and its subsidiaries).

Each holder of a Partnership exchangeable unit (other than Holdings and its subsidiaries) on the record date for any meeting or shareholder consent at which holders of Holdings common shares are entitled to vote will be entitled to instruct the trustee to exercise the votes attached to the special voting share for each Partnership exchangeable unit held by the exchangeable unitholder. The trustee will exercise each vote attached to the special voting share only as directed by the relevant holder of Partnership exchangeable units and, in the absence of instructions from a holder of an Partnership exchangeable unit as to voting, will not exercise those votes.

A holder of Partnership exchangeable units may, upon instructing the trustee, obtain a proxy from the trustee entitling such holder to vote directly at the meeting the votes attached to the special voting share to which the holder of Partnership exchangeable units is entitled.

Notwithstanding the foregoing, in the event that under applicable law any matter requires the approval of the holder of record of the special voting share, voting separately as a class, the trustee will, in respect of such vote, exercise all voting rights: (i) in favour of the relevant matter where the result of the vote of the Holdings common shares, the Holdings preferred shares and the special voting share, voting together as a single class on such matter, was the approval of such matter; and (ii) against the relevant matter where the result of such combined vote was against the relevant matter; provided that in the event of a vote on a proposal to amend the articles of Holdings to: (x) effect an exchange, reclassification or cancellation of the special voting share, or (y) add, change or remove the rights, privileges, restrictions or conditions attached to the special voting share, in either case, where the special voting share is permitted or required by applicable law to vote separately as a single class, the trustee will exercise all voting rights for or against such proposed amendment based on whether it has been instructed to cast a majority of the votes for or against such proposed amendment.

The trustee will mail or cause to be mailed (or otherwise communicate) to the holders of Partnership exchangeable units the notice of each meeting at which the holders of Holdings common shares are entitled to vote, together with the related materials and a statement as to the manner in which the holder may instruct the trustee to exercise the votes attaching to the special voting share, on the same day as Holdings mails (or otherwise communicates) the notice and materials to the holders of Holdings common shares.

The trustee will also send to the holders of Partnership exchangeable units copies of proxy materials, all information statements, reports (including interim and annual financial statements) and other written communications sent by Holdings to the holders of Holdings common shares at the same time as the materials are sent to Holdings shareholders. The trustee will also send to the holders of Partnership exchangeable units all materials sent by third parties to the holders of Holdings common shares (if known to have been received by Holdings) including dissident proxy and information circulars and tender and exchange offer circulars, as soon as reasonably practicable after the materials are delivered to the trustee.

Statutory Rights

Wherever and to the extent that the CBCA confers a prescribed statutory right on a holder of voting shares, Holdings has agreed that the holders of Partnership exchangeable units (other than Holdings and its subsidiaries) are entitled to the benefit of such statutory rights through the trustee, as the holder of record of the special voting share. The prescribed statutory rights set out in the voting trust agreement include rights provided for in sections 21, 103(5), 137, 138(4), 143, 144, 175, 211, 214, 229, 239 and 241 of the CBCA.

Upon the written request of a holder of Partnership exchangeable units delivered to the trustee, provided that certain conditions are satisfied, Holdings and the trustee will cooperate to facilitate the exercise of such statutory rights on behalf of such holder so entitled to instruct the trustee as to the exercise thereof, such exercise of the statutory right to be treated, to the maximum extent possible, on the basis that such holder was the registered owner of the Holdings common shares receivable upon the exchange of the exchangeable units owned of record by such holder.

Distributions; Liquidation; Withholding Rights

Distributions

Pursuant to the terms of the partnership agreement, if a dividend or distribution has been declared and is payable in respect of a Holdings common share, Partnership will make a distribution in respect of each Partnership exchangeable unit in an amount equal to the dividend or distribution in respect of a Holdings common share. The record date and payment date for distributions on the Partnership exchangeable units will be the same as the relevant record date and payment date for the dividends or distributions on the Holdings common shares.

Liquidation

Partnership will dissolve upon the occurrence of any of the following:

•	The removal or deemed removal of the sole General Partner unless the General Partner is replaced;

•	The sale, exchange or disposition of all or substantially all of the property of Partnership, if approved in accordance with the partnership agreement; or

•	A decision of the General Partner to dissolve Partnership.

Partnership will not dissolve by reason of death, bankruptcy, insolvency, mental incompetency or other disability of any Limited Partner or upon the transfer of any units. Further, no Limited Partner has the right to ask for the dissolution of Partnership, for the winding-up of its affairs or for the distribution of its assets.

Upon dissolution of Partnership, the procedure is as follows:

•	The receiver will sell or otherwise dispose of the part of Partnership’s assets as the receiver considers appropriate;

•	The receiver will pay the debts and liabilities of Partnership and liquidation expenses; and

•	If there are any assets of Partnership remaining, the receiver will distribute all property and cash in the following order:

•	To the holder of Partnership preferred units, namely Holdings, until it has received an amount sufficient to fund its payment obligations with respect to Holdings preferred shares corresponding to Partnership preferred units;

•	To Holdings until it has received an amount sufficient to satisfy certain costs and expenses of Holdings relating to its role as General Partner of the business and affairs of Holdings that are conducted through the Partnership or any of its subsidiaries; and

•	To the holder of Partnership common units, namely Holdings, and the holders of the Partnership exchangeable units pro rata in accordance with their respective interests, with Holdings’ interest being determined based on the number of outstanding Holdings common shares relative to the number of outstanding Partnership exchangeable units.

Withholding Rights

The General Partner may cause Partnership or any of its affiliates to comply with any withholding requirements established under applicable laws. To the extent that Partnership is required to or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to a holder of Partnership exchangeable units or to the extent that any payments made to Partnership are subject to withholding as a result of such payments being attributable to any particular holder of Partnership exchangeable units, the General Partner may treat the amount withheld as a distribution of cash to such holder of Partnership exchangeable units in the amount of such withholding from or in respect of such holder.

Amendments to the Exchangeable Unit Terms

The rights, privileges, restrictions and conditions attaching to the Partnership exchangeable units may be added to, changed or removed but only with the approval of:

•	in the case of amendments that would increase or decrease the economic rights of a Partnership exchangeable unit relative to a Holdings common share, such that such securities would cease to have economic equivalence, or that would otherwise enhance or limit the rights, privileges, restrictions or conditions attaching to the Partnership exchangeable units relative to the rights, privileges, restrictions or conditions attaching to the Holdings common shares, (i) the holders of a majority of the Partnership exchangeable units, (ii) the holders of a majority of the outstanding Holdings common shares (excluding any votes pursuant to the special voting share) and (iii) the Holdings conflicts committee; or

•	in the case of any amendment (x) not covered by the above bullet point and (y) that would affect the rights, privileges, restrictions or conditions attaching to the Partnership exchangeable units in a manner adverse to the holders of the Partnership exchangeable units, (i) the holders of a majority of the Partnership exchangeable units, and (ii) the Holdings conflicts committee; or

•	in the case of any other amendment that would affect the rights, privileges, restrictions or conditions attaching to the Partnership exchangeable units, the Holdings conflicts committee.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information presents the unaudited pro forma condensed consolidated balance sheet as of June 30, 2014 and the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2014 and the year ended December 31, 2013, after giving effect to the transactions and adjustments as described in the accompanying notes. The unaudited pro forma condensed consolidated financial information includes the historical results of Holdings (“we”, “our”, “us”), Burger King Worldwide and Tim Hortons, after giving pro forma effect to:

•	the acquisition of Tim Hortons by Burger King Worldwide (the “holding company acquisition”) in exchange for consideration consisting of C$65.50 and 0.8025 of our common shares to be received by Tim Hortons stockholders in exchange for each share of Tim Hortons common stock;

•	repayment of $1,139.7 million of existing indebtedness of Tim Hortons and $2,924.7 million of existing indebtedness of Burger King Worldwide;

•	our entry into a New Term Loan Facility consisting of a $6,750.0 million facility with a 7-year maturity;

•	our issuance of $2,250 million aggregate principal amount of second lien secured Notes with a 7.5-year maturity; and

•	the purchase, for $3,000.0 million, of 9% cumulative compounding perpetual voting preferred shares issued by us and the warrant to purchase our common shares by Berkshire;

In the post-combination entity, Holdings will be the general partner of Partnership and will own a majority interest (by vote and value) in Partnership which will be represented by common units and preferred units of Partnership. The investment of Holdings in Partnership will eliminate fully in consolidation. The balance of the partnership units of Partnership will initially be held by former holders of Burger King Worldwide common stock in the form of newly issued Partnership exchangeable units. Each share of Burger King Worldwide common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive (a) if no exchangeable election has been made, 0.99 newly issued Holdings common shares and 0.01 newly issued Partnership exchangeable units or (b) if the stockholder makes an election to receive consideration solely in the form of Partnership exchangeable units, one Partnership exchangeable unit in exchange for each share of Burger King Worldwide common stock, in each case subject to proration as set forth in the arrangement agreement. The Partnership exchangeable units are designed to have distribution and voting rights that are substantially equivalent to those of the Holdings common shares. Specifically, pursuant to the terms of the partnership agreement each Partnership exchangeable unit will be entitled to distributions from Partnership in an amount equal to any dividends or distributions that have been declared and are payable in respect of a Holdings common share. In addition, holders of Partnership exchangeable units are entitled to one vote per unit (through a special voting share of Holdings, held in trust for the unit holders) and vote together with the Holdings common shares and the preferred shares as a single class. Accordingly, the Partnership exchangeable units are reflected in the pro forma financial information in the same manner as the Holdings common shares.

We collectively refer to these as the “transactions.” After taking into account the voting power attributed to the preferred shares, former holders of Burger King Worldwide common stock will control approximately 68% of the voting power of Holdings and former Tim Hortons shareholders will control approximately 21% of the voting power of Holdings following the transactions.

The following unaudited pro forma condensed consolidated balance sheet as of June 30, 2014, and the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2014, and for the year ended December 31, 2013, are based on (i) the financial statements of Holdings, (ii) the audited consolidated financial statements of Burger King Worldwide and Tim Hortons for the year ended December 31, 2013, and December 29, 2013, respectively, and (iii) the unaudited consolidated financial statements of Burger King Worldwide and Tim Hortons as of and for the six months ended June 30, 2014, and June 29, 2014, respectively, which are included elsewhere in this document. The fiscal year of Tim Hortons ends on the Sunday closest to December 31 and fiscal year 2013 includes 52 weeks of operations. The financial statements for the six months ended June 29, 2014, include 26 weeks of operations. As such, all references to December 31, 2013, reflects Tim Hortons annual consolidated financial statements for the year ended December 29, 2013, and all references to June 30, 2014, reflect Tim Hortons interim consolidated financial statements as of June 29, 2014, and for the six months ended June 29, 2014, as applicable.

The historical financial information has been adjusted to give pro forma effect to events that are directly attributable to the transactions, have an ongoing effect on our statement of operations and are factually supportable. Our unaudited pro forma condensed consolidated financial information and explanatory notes present how our financial statements may have appeared had the businesses actually been combined and had our capital structure reflected the transactions as of the dates noted above. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2014, gives effect to the transactions as if it had occurred on that date. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2013, and the six months ended June 30, 2014, give effect to the transactions as if it occurred on January 1, 2013.

Tim Hortons historical balance sheet as of June 30, 2014, and statement of operations for the twelve months ended December 31, 2013, and six months ended June 30, 2014, as well as Tim Hortons reclassifications, financing adjustments and acquisition accounting adjustments have been converted from Canadian Dollar (“CAD”) to United States Dollar (“USD”), the functional currency of Holdings. The balance sheet was converted using the CAD to USD exchange rate on June 30, 2014, of 0.93721. The statements of operations for the twelve months ended December 31, 2013, and six months ended June 30, 2014, were converted using the average CAD to USD exchange rate for the periods of 0.97105 and 0.91187, respectively. Certain acquisition accounting adjustments were converted using the USD to CAD exchange rate on October 17, 2014, of 1.1277. All amounts presented are in USD unless otherwise noted.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information does not purport to represent what our actual consolidated results of operations or consolidated financial condition would have been had the transactions actually occurred on the dates indicated, nor do they purport to project our future consolidated results of operations or consolidated financial condition for any future period or as of any future date. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information included under the headings “Selected Historical Consolidated Financial Data of Burger King Worldwide,” “Selected Historical Consolidated Financial Data of Tim Hortons,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Burger King Worldwide,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tim Hortons” and related notes included elsewhere in this document. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated financial information.

The combination will be accounted for as a business combination of Tim Hortons using the acquisition method of accounting in accordance with ASC 805, Business Combinations, and, accordingly, will generally result in the recognition of Tim Hortons assets acquired and liabilities assumed at fair value. However, as of the date of this filing, we have not performed the valuation studies necessary to estimate the fair values of the assets we will acquire, the liabilities we will assume, and the historical noncontrolling interest in Tim Hortons necessary to reflect the allocation of purchase price to the fair value of such amounts. The excess of the consideration transferred over the net assets acquired has been allocated to intangible assets (i.e., indefinite-lived trade names and definite-lived franchise agreements) and goodwill. A final determination of these fair values will reflect appraisals prepared by independent third-parties and will be based on the actual tangible and intangible assets and liabilities that existed as of the acquisition-date. The actual allocation of the consideration transferred will differ from the allocation assumed in these unaudited pro forma condensed consolidated financial statements and may result in adjustments to the unaudited pro forma condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of June 30, 2014

(In millions of U.S. Dollars)

	Holdings	Historical Burger King Worldwide	Historical Tim Hortons	Reclassifications		Financing Adjustments		Acquisition Accounting Adjustments		Holdings Pro Forma
Current assets:
Cash and cash equivalents	$—	$904.7	$23.5	$—		$(740.2	) (2)	$—		$188.0
Restricted cash and cash equivalents	—	—	80.5	—		—		—		80.5
Accounts receivable, net	—	—	206.3	(206.3	) (1)	—		—		—
Notes receivable, net	—	—	7.1	(7.1	) (1)	—		—		—
Trade and notes receivable, net	—	170.4	—	213.4	(1)	—		—		383.8
Prepaids and other current assets, net	—	82.4	—	(82.4	) (1)	—		—		—
Inventories and other current assets, net	—	—	110.4	82.4	(1)	16.3	(5)	—		209.1
Advertising fund restricted assets	—	—	36.6	—		—		—		36.6
Deferred income taxes, net	—	20.0	9.4	—		0.2	(7)	—		29.6

Total current assets	—	1,177.5	473.8	—		(723.7)		—		927.6

Property and equipment, net	—	786.1	1,575.5	—		—		—		2,361.6
Intangible assets, net	—	2,773.7	—	—		—		4,371.0	(3)	7,144.7
Goodwill	—	629.0	—	—		—		7,923.2	(3)	8,552.2
Net investment in property leased to franchisees	—	151.4	—	—		—		—		151.4
Notes receivable, net	—	—	0.6	(0.6	) (1)	—		—		—
Deferred income taxes	—	—	11.0	(11.0	) (1)	5.2	(7)	—		5.2
Equity investments	—	—	37.8	(37.8	) (1)	—		—		—
Other assets, net	—	236.4	110.1	49.4	(1)	65.4	(6)	(5.2	) (3)	456.1

Total assets	$—	$5,754.1	$2,208.8	$—		$(653.1)		$12,289.0		$19,598.8

	Holdings	Historical Burger King Worldwide	Historical Tim Hortons	Reclassifications		Financing Adjustments		Acquisition Accounting Adjustments		Holdings Pro Forma
LIABILITIES AND EQUITY
Current liabilities:
Accounts and drafts payable	—	$24.1	$160.4	$—		$(0.2	) (4)	$—		$184.3
Accrued advertising	—	72.8	—	—		—		—		72.8
Other accrued liabilities	—	156.4	61.7	(15.4	) (1)	(22.5	) (4)	—		180.2
Tim Card obligation	—	—	120.4	(120.4	) (1)	—		—		—
Gift card liability	—	—	—	135.8	(1)	—		—		135.8
Advertising fund liabilities	—	—	36.3	—		—		—		36.3
Short-term borrowings	—	—	14.1	—		(14.1	) (4)	—		—
Current portion of long-term debt and capital leases	—	94.1	17.2	—		(18.6	) (4)	—		92.7

Total current liabilities	—	347.4	410.1	—		(55.4)		—		702.1

Term debt, net of current portion	—	2,860.0	1,211.8	—		4,901.0	(4)	—		8,972.8
Capital leases, net of current portion	—	70.0	117.2	—		—		—		187.2
Other liabilities, net	—	300.8	101.8	—		—		(51.7	) (3)	350.9
Deferred income taxes, net	—	638.4	7.6	—		(29.3	) (7)	1,158.3	(3)	1,775.0

Total liabilities	—	4,216.6	1,848.5	—		4,816.3		1,106.6		11,988.0

Preferred shares	—	—	—	—		2,772.7	(8)	—		2,772.7
Stockholders’ equity	—	1,537.5	358.8	—		(8,242.1	) (9)	11,182.4	(3)	4,836.6
Noncontrolling interest	—	—	1.5	—		—		—		1.5

Total liabilities, mezzanine equity, and stockholders’ equity	$—	$5,754.1	$2,208.8	$—		$(653.1)		$12,289.0		$19,598.8

See accompanying notes to unaudited pro forma condensed consolidated balance sheet.

Notes to unaudited pro forma condensed consolidated

balance sheet

Tabular amounts in millions of dollars unless noted otherwise.

(1)	The following adjustments represent the reclassification of Burger King Worldwide and Tim Hortons balance sheet amounts to conform to our condensed consolidated presentation:

As of June 30, 2014

	Historical Burger King Worldwide	Historical Tim Hortons	Reclassifications		Historical combined, as reclassified before pro forma adjustments
Accounts receivable, net	—	206.3	(206.3)		—
Notes receivable, net	—	7.1	(7.1)		—
Trade and notes receivable, net	170.4	—	213.4		383.8
Prepaids and other current assets, net	82.4	—	(82.4)		—
Inventories and other current assets, net	—	110.4	82.4		192.8
Notes receivable, net	—	0.6	(0.6)		—
Deferred income taxes	—	11.0	(11.0)		—
Equity investments	—	37.8	(37.8)		—
Other assets, net	236.4	110.1	49.4		395.9
Other accrued liabilities	156.4	61.7	(15.4	) (a)	202.7
Tim Card obligation	—	120.4	(120.4	) (a)	—
Gift card liability	—	—	135.8		135.8

(a)	Represents the reclassification of $15.4 million of Burger King Worldwide gift card liability from Other accrued liabilities and the $120.4 million of Tim Hortons Tim card obligations to Gift card liability.

(2)	The following table summarizes the sources and uses of funds of the transactions and includes payment for extinguishment of existing indebtedness, entry into the New Term Loan Facilities and Notes, issuance of new common equity, and incurrence and payments of purchase consideration and related costs. Actual amounts may differ:

Sources	Amount	Uses	Amount
Cash and investments (a)	$780.1	Total consideration for Tim Hortons (g)	$11,542.7
Derivatives settlement (b)	16.1	Repayment of existing indebtedness (h)	4,086.9
New Term Loan Facility (c)	6,682.5	Fees and expenses (i)	442.8
Notes (d)	2,250.0
Preferred investment (e)	3,000.0
New common equity (f)	3,343.7

Total sources	$16,072.4	Total uses	$16,072.4

(a)	Estimated cash and cash equivalents of $740.2 million used to fund the transactions as of June 30, 2014. Also includes bearer deposit note for $39.9 million recognized in Other assets, net related to Tim Hortons stock-based compensation arrangements, for which cash will be received upon the extinguishment of certain Tim Hortons stock-based compensation arrangements. Tim Hortons has been required to hold bearer deposit notes as collateral to reduce the carrying cost of the Total Return Swap (“TRS”). Since the TRS will be settled upon the execution of the transactions (refer to Note 2(b)), the bearer deposit notes will also be settled and reclassified to cash and cash equivalents as there is no ongoing need to maintain the bearer deposit notes. The proceeds from the bearer deposit notes are necessary for funding at the close of the transactions and therefore are directly related to the financing of the transactions.

(b)	Estimated cash to be received from the settlement of Tim Hortons TRS for $16.1 million included in Other assets, net as of June 30, 2014. Tim Hortons TRS are swaps on Tim Hortons stock and is utilized as an economic hedge for Tim Hortons stock-based compensation arrangements that will settle in cash (i.e., deferred stock units (“DSU”) and stock options issued with stock appreciation rights (“SAR”)). As a result of the transactions and in accordance with the original agreements the TRS are required to be settled. The proceeds received upon settlement of Tim Hortons TRS are necessary for funding at the closing of the transactions and therefore are directly related to the financing of the transactions. The value of the TRS was determined based on the fair value of the TRS recognized on Tim Hortons balance sheet as of June 30, 2014.
(c)	The New Term Loan Facility will consist of a $6,750.0 million facility with a seven-year maturity, less original issue discount of $67.5 million, which is the original issue discount reflected in the new credit agreement pricing.
(d)	Represents the aggregate principal amount of the second lien senior secured Notes and does not reflect the estimated fees and expenses related to the transactions, which are included with other fees and expenses and reflected as a use of funds.
(e)	Represents cash committed by Berkshire to purchase the preferred shares and the warrant to purchase common shares of Holdings.
(f)	Represents new common equity in Holdings that Tim Hortons shareholders will receive in exchange for 133,639,410 existing Tim Hortons common shares at a 0.8025 exchange ratio per share in Tim Hortons. The value of each Holdings common share is based on the closing price of Burger King Worldwide common stock on October 17, 2014, of $29.50, which approximates C$33.27 using the exchange rate on October 17, 2014, of 1.1277. The value of new common equity in Holdings was converted to USD as of June 30, 2014 using the June 30, 2014 exchange rate of 0.93721 for pro forma purposes.
(g)	Total purchase consideration paid for Tim Hortons (refer to Note 3).
(h)	Settlement of existing indebtedness of $2,924.7 million for Burger King Worldwide and $1,139.7 million for Tim Hortons. Additional settlement of accrued interest associated with existing indebtedness of $16.9 million for Burger King Worldwide and $5.6 million for Tim Hortons. To the extent any indebtedness related to Tim Hortons that we assume is not tendered in a change in control or other tender offer made in connection with the holding company acquisition and remains outstanding following the consummation of the transactions, the aggregate amount of the financings in connection with the transactions may be reduced by a corresponding amount of the reduction in the aggregate principal amount of our New Term Loan Facility. See “The Offering—Optional Redemption.”
(i)	Represents the breakage fees for existing indebtedness, estimated deferred financing fees related to obtaining the New Term Loan Facility and Notes, estimated fees and expenses, including financial advisory fees, legal, accounting and other professional fees incurred in connection with the transactions, and post-combination expense attributable to the accelerated vesting of outstanding Tim Hortons RSUs and PSUs. Post-combination expense of $18.0 million ($12.8 million paid in cash and $5.2 million paid in shares) associated with the accelerated vesting of Tim Hortons RSUs and PSUs is determined by attributing the total acquisition date fair value of the RSUs and PSUs, determined as the total cash consideration of C$65.50 per Tim Hortons common share plus the value of new common shares in Holdings that Tim Hortons shareholders will receive between pre-combination and post-combination expense (refer to Note 3(c)). These fees and expenses are included as a reduction to cash and shareholders equity in the accompanying unaudited pro forma condensed consolidated balance sheet as of June 30, 2014. Due to the absence of a continuing impact on our operations, these charges have been excluded from the pro forma adjustments in the statement of operations.

(3)	The holding company acquisition will be accounted for as a business combination of Tim Hortons using the acquisition method of accounting in accordance with ASC 805, Business Combinations.

Tim Hortons shareholders will be entitled to received C$65.50 in cash and 0.8025 newly issued Holdings common shares in exchange for each common share of Tim Hortons held by such shareholder, or they may make an election to receive cash under which they will be entitled to receive C$88.50 in cash for each common share of Tim Hortons, or make an election to receive Holdings common shares in which case they will be entitled to receive 3.0879 newly issued Holdings common shares in exchange for each Tim Hortons common share, subject to certain limitations. The aggregate amount of all cash and stock consideration payable to Tim Hortons shareholders is fixed such that elections made by Tim Hortons shareholders with respect to their Tim Hortons common shares will not impact the aggregate composition of consideration payable to Tim Hortons shareholders. Any elections made by existing Tim Hortons shareholders, whether for cash or for newly issued Holdings common shares, will be subject to adjustment. Thus, despite the elections made by Tim Hortons shareholders, after the required adjustments, the aggregate consideration paid to Tim Hortons shareholders will equal 0.8025 Holdings common shares per Tim Hortons common share and cash of C$65.50 per Tim Hortons common share.

Except for the assets and liabilities addressed below, we estimated the fair value of Tim Hortons assets acquired, liabilities assumed, and noncontrolling interest in Tim Hortons to approximate the carrying values on the date of the holding company acquisition. Two separately-identified intangible assets acquired from Tim Hortons, Tim Hortons brand name and Tim Hortons franchise agreements, were recognized based on their estimated fair values as of the acquisition-date. We have estimated the fair value of the brand name and franchise agreements using primarily a market-based approach, which is a valuation technique that provides an estimate of fair value based on prices and other relevant information generated by market transactions involving comparable assets, liabilities or a group of assets and liabilities. We estimated the allocation of the purchase price to Tim Hortons brand name and Tim Hortons franchise agreements based on their approximate fair values and the remainder of the purchase price is allocated to goodwill.

A final determination of these fair values will reflect appraisals prepared by independent third-parties and will be based on the actual tangible and identifiable intangible assets and liabilities that existed as of the acquisition-date. The actual allocation of the consideration transferred will differ from the allocation assumed in these unaudited pro forma condensed consolidated financial statements and may be materially different.

The following table sets forth the preliminary allocation of consideration:

USD
Cash consideration (a)(c)	$8,191.0
Share consideration (b)(c)	3,338.5
DSU Settlement (d)	13.2

Total consideration (e)(f)	11,542.7

Less: Book value of Tim Hortons net assets acquired	(360.3)

Excess of cash paid over book value of net assets acquired	$11,182.4

Acquisition accounting adjustment to:
Intangible assets (trade name and franchise agreements) (g)	$4,371.0
Write-off of rent leveling assets and liabilities (h)	26.4
Settlement of stock-based compensation liability (i)	20.1
Deferred tax liability (j)	(1,158.3)
Allocation to goodwill (k)	7,923.2

Total allocation	$11,182.4

(a)

Represents total cash consideration based on C$65.50 per share paid to Tim Hortons shareholders in exchange for their shares in Tim Hortons, reduced by the post-combination expense of $12.8 million attributed to the accelerated vesting of Tim Hortons RSUs and PSUs (refer to Note 3(c)). As of June 30, 2014, Tim Hortons diluted share count settled at close was 133,639,410, which included Tim

Hortons common issued and outstanding share count of 133,126,058 as of June 30, 2014, 113,155 shares subject to RSUs and PSUs that immediately vest, net of shares in Trust, and 400,197 shares subject to vested stock options.
(b)	Represents the value of 107.2 million new common shares in Holdings that Tim Hortons shareholders will receive in exchange for 133,639,410 existing Tim Hortons common shares at a 0.8025 exchange ratio per share in Tim Hortons. The value of each Holdings common share is based on the closing price of Burger King Worldwide on October 17, 2014, of $29.50, which approximates C$33.27 using the exchange rate on October 17, 2014, of 1.1277. The value of total share consideration using a share price of C$33.37 was converted to USD as of June 30, 2014 using the June 30, 2014 exchange rate of 0.93721, for pro forma purposes, and reduced by the post-combination expense of $5.2 million associated with the accelerated vesting of Tim Hortons RSUs and PSUs (refer to Note 3(c)).
(c)	The accelerated vesting of Tim Hortons RSUs and PSUs results from the plan of arrangement, as the awards do not automatically vest upon a change in control pursuant their original terms. The accounting treatment would be considered the same as if Holdings issued a fully vested replacement award in exchange for an unvested award, and the amount attributable to post-combination service is accounted for separately from the business combination. Post-combination expense of $18.0 million ($12.8 million paid in cash and $5.2 million paid in shares) associated with the accelerated vesting of Tim Hortons RSUs and PSUs is determined by attributing the total acquisition date fair value of the RSUs and PSUs, determined as the total cash consideration of C$65.50 per Tim Hortons common share plus the value of new common shares in Holdings that Tim Hortons shareholders will receive between pre-combination and post-combination expense. Since the RSUs and PSUs require no post-combination service, pre-combination expense included in the consideration is attributed by the ratio of the period of completed employees’ service as of the acquisition date, divided by the service period of the original awards. The remainder would be recorded as post-combination expense, but was excluded from the pro forma adjustments in the statement of operations due to the absence of a continuing impact on our operations.
(d)	Represents cash payments to Tim Hortons DSU holders for settlement of all outstanding DSUs. All outstanding DSUs will vest in accordance with its original terms and each DSU holder will receive cash in exchange for the settlement of the DSUs. The DSU holders will receive $86.41 per DSU, which was determined based on the total value of the mix of consideration paid to Tim Hortons shareholders. As of June 30, 2014, there were 153,215 outstanding DSUs.
(e)	Total purchase consideration may fluctuate based on changes in the Burger King Worldwide stock price. Burger King Worldwide’s stock price traded between $28.48 and $33.82 (or approximately C$32.12 and C$38.14, using the October 17, 2014, exchange rate of 1.1277) during the period between August 28, 2014, and October 17, 2014. Considering the price range together with the 107.2 million shares of Holdings that Tim Hortons shareholders will receive, may result in gross share consideration ranging between $3,228.4 million and $3,833.5 million as converted to USD using the June 30, 2014, exchange rate of 0.93721. The share consideration would have been reduced for RSU and PSU post-combination expense ranging between $5.0 million and $6.0 million, such that the total share consideration would have ranged between $3,223.4 million and $3,827.5 million. Additionally, by applying the same share price range, the DSU settlement would have ranged $85.55 and $90.08 per DSU, or a total DSU settlement between $13.1 million and $13.8 million. Thus, together with cash consideration of $8,191.0 million, had the transactions been consummated at the aforementioned share prices, the total purchase consideration would have ranged between $11,427.5 million and $12,032.3 million.
(f)	Total purchase consideration may fluctuate based on changes in the CAD to USD exchange rates. A 10% change in exchange rates compared to June 30, 2014 would result in total purchase consideration between $10,388.5 million and $12,697.0 million.
(g)

Represents recognition of $4,155.4 million for Tim Hortons trade name and $215.6 million for franchise agreements acquired from Tim Hortons based on their estimated acquisition-date fair value. The Tim Hortons trade name is considered to be an indefinite lived intangible asset, as it is expected to contribute to Holdings’ cash flows indefinitely subsequent to the transactions, and there are no legal, contractual, competitive, economic or other factors that limit the useful life of the Tim Hortons trade name to Holdings. Further, there are no known effects of obsolescence, competition or other economic factors that would indicate limitations in Holdings’ future use of the Tim Hortons trade name. Therefore, the trade name intangible asset will not be amortized. The Tim Hortons franchise agreements will be amortized over their useful lives (refer to Note (b) and (B)).
(h)	Represents write-off of Tim Hortons rent leveling asset of $5.2 million included in Other assets, net and rent leveling liability of $31.6 million included in Other liabilities, net.
(i)	Represents the settlement of the stock-based compensation liability associated with Tim Hortons stock options with tandem SARs and DSUs, which will be settled as part of the transactions. As these awards are cash-settled, they are revalued to fair value at the end of each reporting period. Stock options with tandem SARs are fair valued using the Black-Scholes option pricing model, which includes assumptions such as the estimated length of time employees will retain their stock options before exercising them (“expected term”) ranging from 0.5 to 4.7 years, the expected volatility of the Tim Hortons common share price over the expected term (12% to 16%), the risk-free interest rate (1.1% to 1.5%), the dividend yield (2.2%) and the forfeiture rate (0%). DSUs are fair valued as the difference between the current Tim Hortons market price ($58.41 on June 30, 2014) and the original grant price (weighted average of $41.14).
(j)	Represents the deferred tax impact associated with the incremental differences in book and tax basis created from the preliminary application of acquisition accounting, related to the estimated fair value adjustments for trade name and franchise agreements. Deferred taxes were established based on a statutory tax rate of approximately 26%, based on jurisdictions where income is generated. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities, including cash needs and the geographical mix of income.
(k)	Represents the preliminary excess of consideration transferred over the fair values of assets acquired and liabilities assumed as a result of the acquisition of Tim Hortons. Goodwill is attributable to planned growth in new markets, synergies expected to be achieved from the combined operations of Tim Hortons and Burger King Worldwide, including corporate overhead, and the assembled workforce of Tim Hortons. Goodwill is not expected to be deductible for tax purposes.

(4)	Represents pro forma adjustments relating to the additional indebtedness incurred in connection with the New Term Loan Facility and Notes and repayment of all amounts outstanding (including accrued interest) under the existing indebtedness for Burger King Worldwide and Tim Hortons:

Payoff of accrued interest included within other accrued liabilities	$(22.5)
Payoff of existing short-term borrowings	$(14.1)
Payoff of existing accounts payable related to Revolver facility fees	$(0.2)

Payoff of existing indebtedness - current portion	$(76.5)
Anticipated borrowing under the New Term Loan Facility - current portion	67.5
Original issue discount on New Term Loan Facility - current portion	(9.6)

Total adjustment to current portion of long-term debt and capital leases	$(18.6)

Payoff of existing indebtedness - long-term portion	$(3,973.6)
Anticipated borrowing under the New Term Loan Facility - long-term portion	6,682.5
Issuance of Notes	2,250.0
Original issue discount on New Term Loan Facility - long-term portion	(57.9)

Total adjustment to long-term debt and capital leases	$4,901.0

The adjustments are based on balances as of June 30, 2014. To the extent any indebtedness related to Tim Hortons that we assume is not tendered in a change of control or other tender offer made in connection with the holding company acquisition and remains outstanding following the consummation of the transactions, the aggregate amount of the financings in connection with the transactions may be reduced by a corresponding amount of the reduction in the aggregate principal amount of our New Term Loan Facility.

A senior secured revolving credit facility was issued in conjunction with the New Term Loan Facility that permits Holdings to borrow loans from time to time in an aggregate principal amount of $500.0 million. Holdings does not have the intention to immediately draw from the senior secured revolving credit facility to finance the transactions. As such, the senior secured revolving credit facility is not considered an anticipated borrowing and is not accounted for as a financing adjustment on the unaudited pro forma condensed consolidated balance sheet.

Any changes at the closing date of the transactions to the amounts owed on the existing indebtedness and the revolving portion of our existing indebtedness and the liability under our interest rate swap agreements from the respective amounts at June 30, 2014, may or may not be material. No adjustments have been made to the unaudited pro forma financial statements for any changes in these balances subsequent to June 30, 2014.

(5)	Represents pro forma adjustments relating to the write-off of Burger King Worldwide and Tim Hortons historical deferred financings costs and the recognition of new deferred financing costs on New Term Loan Facility and Notes:

Current (Prepaids and other current assets, net)
Deferred financing costs associated with New Term Loan Facility and Notes offered hereby (a)	$25.4
Write-off of Burger King Worldwide deferred financing costs related to existing indebtedness	(9.1)

$16.3

Non-current (Other assets, net)
Deferred financing costs associated with New Term Loan Facility and Notes offered hereby (a)	$157.7
Write-off of Burger King Worldwide and Tim Hortons deferred financing costs related to existing indebtedness (b)	(36.3)

$121.4

(a)	Relates to deferred financing costs arising from the New Term Loan Facility and Notes.
(b)	Write-off of deferred financing costs related to existing indebtedness of $31.0 million related to Burger King Worldwide and $5.3 million related to Tim Hortons.

(6)	Represents the pro forma financing adjustments to Other assets, net.

Financing adjustments to Other assets, net
Non-current portion related to deferred financing costs (a)	$121.4
Derivatives settlement (b)	(16.1)
Settlement of Tim Hortons Bearer Deposit Note (c)	(39.9)

$65.4

(a)	Relates to the non-current portion of deferred financing costs associated with New Term Loan Facility and Notes and the write-off of Burger King Worldwide and Tim Hortons deferred financing costs related to existing indebtedness (refer to Note 5).
(b)	Estimated cash to be received from the settlement of Tim Hortons TRS for $16.1 million included in Other assets, net as of June 30, 2014. Tim Hortons TRS are swaps on Tim Hortons stock and is utilized as an economic hedge for Tim Hortons stock-based compensation arrangements that will settle in cash (i.e., DSUs and stock options issued with associated tandem SARs). As a result of the transactions, and in accordance with the original agreements the TRS are required to be settled. The proceeds received upon settlement of Tim Hortons TRS are necessary for funding at the closing of the transactions and therefore are directly related to the financing of the transactions. The value of the TRS was determined based on the fair value of the TRS recognized on Tim Hortons balance sheet as of June 30, 2014.

(c)	Tim Hortons has been required to hold bearer deposit notes as collateral to reduce the carrying cost of the TRS. Since the TRS will be settled and reclassified to cash and cash equivalents upon the execution of the transactions (refer to Note 2(b)), the bearer deposit notes will also be settled as there is no ongoing need to maintain the bearer deposit notes. The proceeds from the bearer deposit notes are necessary for funding at the close of the transactions and therefore are directly related to the financing of the transactions.

(7)	The following table sets forth the pro forma adjustments for the deferred tax impacts resulting from the elimination of existing indebtedness and elimination of Tim Hortons stock-based compensation liability in connection with the transactions.

Assets
Deferred income taxes, net (current portion) (a)	$0.2
Deferred income taxes, net (long-term portion) (a)	$5.2

Liabilities
Deferred income taxes, net (long-term portion) (b)	$(29.3)

(a)	Relates to an increase in the current and long-term portion of the deferred tax asset recognized as a result of Tim Hortons TRS which will be settled as part of the transactions (refer to Note 2(b)). These adjustments were determined based on the historical deferred tax impacts that had been recognized for temporary differences caused by the TRS.
(b)	Relates to a decrease of $29.7 million to the long-term portion of the deferred tax liability recognized as a result of Burger King Worldwide’s existing indebtedness that will be eliminated as part of the transactions (refer to Note 2(h)). Additionally, there is an increase of $0.4 million to the long-term portion of the deferred tax liability recognized as a result of Tim Hortons stock-based compensation liability which will be settled as part of the transactions (refer to Note 3(f)). The adjustments are determined based on the historical deferred tax asset that had historically been recognized for temporary differences caused by Burger King Worldwide’s existing indebtedness and Tim Hortons stock-based compensation liability.

(8)	Represents the $3,000.0 million in proceeds received from Berkshire in exchange for the Holdings preferred shares, less the value of the warrant granted to Berkshire to purchase 1.75% of the fully diluted common shares of Holdings (approximately 8.3 million).

The Holdings preferred shares may be redeemed at Holdings’ option on and after the third anniversary of the original issuance. After the tenth anniversary of the original issue date, holders of not less than a majority of the outstanding Holdings preferred shares may cause Holdings to redeem their preferred shares at redemption price of 109.9% of par value plus accrued and unpaid dividends and unpaid make-whole dividends. Since the redemption features are not solely within the control of Holdings, the preferred shares are classified within temporary equity.

Additionally, Berkshire will receive a warrant to purchase 1.75% of the fully diluted Holdings common shares (approximately 8.3 million) as of the transaction date on a fully diluted basis at an exercise price of $0.01 per share. The warrant was valued at a fair value of $29.49 using the Black-Scholes option pricing model based on the following assumptions: (i) market price: $29.50 on October 17 2014, (ii) exercise price: $0.01, (iii) risk free rate: 1.44%, (iv) volatility: 30%, (v) dividend rate: 0% and (vi) term: 5 years. The proceeds were allocated to preferred shares ($2,772.7 million) and the warrant ($227.3 million for all common shares underlying the warrant) on a relative fair value basis.

(9)	The pro forma adjustments to stockholders’ equity due to the holding company acquisition are as follows:

Historical Burger King Worldwide	$1,537.5
Historical Tim Hortons	358.8
Tim Hortons acquisition accounting adjustment	11,182.4

13,078.7
Financing adjustments:
Elimination of existing indebtedness to be settled as part of the Transactions (a)	4,064.4
Elimination of accrued interest to be settled as part of the Transactions (b)	22.5
Write-off deferred financing costs related to existing indebtedness (c)	(45.4)
Elimination of derivatives to be settled as part of the Transactions (d)	(16.1)
Anticipated borrowing under the New Term Loan Facility and Notes (e)	(8,932.5)
Preferred stock recognized (f)	(2,772.7)
Cash and investments (g)	(780.1)
Deferred financing fees of New Term Loan Facility and Notes (h)	183.1
Tax impact of pro forma adjustments (i)	34.7

Total financing adjustments	(8,242.1)

Total pro forma stockholders’ equity	$4,836.6

(a)	Relates to eliminating existing indebtedness of $2,924.7 million for Burger King Worldwide and $1,139.7 million for Tim Hortons.
(b)	Relates to eliminating accrued interest associated with existing indebtedness of $16.9 million for Burger King Worldwide and $5.6 million for Tim Hortons.
(c)	Relates to the write-off of deferred financing costs related to existing indebtedness of $40.1 million for Burger King Worldwide and $5.3 million for Tim Hortons.
(d)	Estimated cash to be received from the settlement of Tim Hortons TRS for $16.1 million included in Other assets, net as of June 30, 2014.
(e)	Relates to total New Term Loan Facility and Notes of Holdings of $9,000.0 million, less $67.5 million of original issue discount on New Term Loan Facility.
(f)	Relates to $3,000.0 million investment from Berkshire in exchange for preferred shares in Holdings and a warrant for common shares of Holdings. The total proceeds were allocated between preferred shares and the warrant based on the estimated fair value of the warrant and preferred shares (refer to Note 8).
(g)	Relates to estimated cash and cash equivalents used to fund the transactions as of June 30, 2014 (refer to Note 2). This includes material non-recurring charges estimated to be $49.7 million and $79.6 million for Burger King Worldwide and Tim Hortons, respectively. Amounts payable by Burger King Worldwide include $13.8 million of bankers’ fees, $19.0 million of legal fees, $6.1 million of accounting fees, and $10.8 million of other transaction related fees. Amounts payable by Tim Hortons include $52.1 million of bankers’ fees, $25.4 million of legal fees, $1.1 million of accounting fees, and $1.0 million of other fees.
(h)	Represents the estimated deferred financing fees related to obtaining the New Term Loan Facility and Notes.
(i)	Relates to deferred tax impacts resulting from the elimination of existing indebtedness and elimination of Tim Hortons stock-based compensation liability in connection with the transactions (refer to Note 7). The elimination of Burger King Worldwide’s existing indebtedness resulted in a $29.7 million decrease to its deferred tax liability. The elimination of Tim Hortons TRS and stock-based compensation liability resulted in net impact of $5.0 million due to a $5.4 million increase to its deferred tax asset and a $0.4 million increase to its deferred tax liability, respectively.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Twelve Months Ended December 31, 2013

(In millions of U.S. Dollars, except per share data)

	Holdings	Historical Burger King Worldwide	Historical Tim Hortons	Reclassifications	Financing Adjustments		Acquisition Accounting Adjustments		Holdings Pro Forma
Revenues:
Sales	$—	$—	$2,200.3	$222.7 (a)	$—		$—		$2,423.0
Company restaurant revenues	—	222.7	—	(222.7) (a)	—		—		—
Franchise and property revenues	—	923.6	—	961.0 (a)	—		—		1,884.6
Rents and royalties	—	—	797.4	(797.4) (a)	—		—		—
Franchise fees	—	—	163.6	(163.6) (a)	—		—		—

Total revenues	—	1,146.3	3,161.3	—	—		—		4,307.6
Company restaurant expenses	—	195.3	—	(195.3) (a)	—		—		—
Cost of sales	—	—	1,915.8	195.3 (a)	—		—		2,111.1
Operating expenses	—	—	312.5	(312.5) (a)	—		—		—
Franchise fee costs	—	—	157.9	(157.9) (a)	—		—		—
Franchise and property expenses	—	152.4	—	470.4 (a)	—		9.7	(b)	632.5
General and administrative expenses	—	—	154.9	(154.9) (a)	—		—		—
Selling, general and administrative expenses	—	242.4	—	154.9 (a)	—		4.4	(b) (c)	401.7
(Income) from equity method investments	—	—	(14.7)	12.7 (a)	—		—		(2.0)
Corporate reorganization expenses	—	—	11.4	—	—		—		11.4
De-branding costs	—	—	18.5	—	—		—		18.5
Asset impairment	—	—	2.8	(2.8) (a)	—		—		—
Other operating (income) expenses, net	—	34.0	(0.9)	(9.9) (a)	—		—		23.2

Total operating costs and expenses	—	624.1	2,558.2	—	—		14.1		3,196.4

Income (loss) from operations	—	522.2	603.1	—	—		(14.1)		1,111.2
Interest expense	—	—	37.9	(37.9) (a)	—		—		—
Interest (income)	—	—	(3.5)	3.5 (a)	—		—		—
Interest expense, net	—	200.0	—	34.4 (a)	269.9	(d)	—		504.3

Income (loss) before income taxes	—	322.2	568.7	—	(269.9)		(14.1)		606.9
Income tax expense (benefit)	—	88.5	152.4	—	(49.7	) (e)	(5.9	) (e)	185.3

Net income (loss)	—	233.7	416.3	—	(220.2)		(8.2)		421.6

Net income attributable to non controlling interests	—	—	4.2	—	—		—		4.2

Net income (loss) attributable to Holdings	—	233.7	412.1	—	(220.2)		(8.2)		417.4

Preferred shares dividends	—	—	—	—	(270.0	) (f)	—		(270.0)
Preferred shares redemption value	—	—	—	—	(524.3	) (f)	—		(524.3)

Net income (loss) attributable to common stockholders	$—	$233.7	$412.1	$—	$(1,014.5)		$(8.2)		$(376.9)

Net income (loss) per common share (f)
Basic		0.67	2.74						$(0.82)
Diluted		0.65	2.74						$(0.82)

Weighted average outstanding shares (f)
Basic		351.0	150.2						458.2
Diluted		357.8	150.6						458.2

See accompanying notes to unaudited pro forma condensed consolidated statement of operations.

Notes to unaudited pro forma condensed consolidated

statement of operations

Tabular amounts in millions of USD unless noted otherwise.

(a)	The following adjustments represent the reclassification of Burger King Worldwide and Tim Hortons income statement amounts to conform to the condensed consolidated presentation:

Year ended December 31, 2013

	Historical Burger King Worldwide	Historical Tim Hortons	Reclassification		Historical combined, as reclassified before pro forma adjustments
Sales	$—	$2,200.3	$222.7		$2,423.0
Company restaurant revenues	222.7	—	(222.7)		—
Franchise and property revenues	923.6	—	961.0		1,884.6
Rents and royalties	—	797.4	(797.4)		—
Franchise fees	—	163.6	(163.6)		—
Company restaurant expenses	195.3	—	(195.3)		—
Cost of sales	—	1,915.8	195.3		2,111.1
Operating expenses	—	312.5	(312.5)		—
Franchise fee costs	—	157.9	(157.9)		—
Franchise and property expenses	152.4	—	470.4		622.8
General and administrative expenses	—	154.9	(154.9)		—
Selling, general and administrative expenses	242.4	—	154.9		397.3
(Income) loss from equity method investments	—	(14.7)	12.7	(i)	(2.0)
Asset impairment	—	2.8	(2.8)	(ii)	—
Other operating (income) expenses, net	34.0	(0.9)	(9.9)	(i)(ii)	23.2
Interest expense	—	37.9	(37.9)		—
Interest (income)	—	(3.5)	3.5		—
Interest expense, net	200.0	—	34.4		234.4

i.	Represents the reclassification of $12.7 million in losses from Burger King Worldwide equity method investments from Other operating (income) expenses, net to (Income) loss from equity method investments.
ii.	Represents the reclassification of $2.8 million in Tim Hortons asset impairment charges from Asset impairment to Other operating (income) expenses, net.

(b)	The holding company acquisition will be accounted for as a business combination of Tim Hortons using the acquisition method of accounting and, accordingly, will generally result in the recognition of assets acquired and liabilities assumed at fair value.

The pro forma adjustments to amortization expense related to the recognition of new intangible assets with definite lives and elimination of historical intangible assets consists of the following:

Franchise and property expenses
Recognition of amortization expense for intangible assets acquired from Tim Hortons (i)	$9.7

General and administrative expenses
Elimination of Tim Hortons amortization of intangible assets (ii)	$(0.4)

i.	The total pro forma amortization recognized for the fiscal year ended December 31, 2013, relates to franchise agreements acquired, amortized over a 23 year useful life (consistent with Burger King Worldwide’s useful lives for franchise agreements). An increase of 10 years in the estimated useful life of the Tim Hortons franchise agreement intangible asset would decrease amortization expense by $2.8 million. A decrease of 10 years in the estimated useful life of the Tim Hortons franchise agreement intangible asset would increase amortization expense by $7.2 million.
ii.	The total pro forma amortization eliminated for the fiscal year ended December 31, 2013, relates to an intangible asset for the use of the name and likeness of Ronald V. Joyce, a former owner of Tim Hortons. In 2013, after evaluation of strategic considerations and the overall performance of the Cold Stone Creamery business in Tim Hortons locations, Tim Hortons decided to remove the Cold Stone Creamery brand from Tim Hortons restaurants in Canada. This decision allowed the owners of the affected restaurants to simplify their operations and focus entirely on Tim Hortons. The de-branding costs were not eliminated in conjunction with the pro forma as they were considered normal course of business.

(c)	The pro forma adjustments to selling, general and administrative expenses reflects the elimination of certain of Tim Hortons historical stock-based compensation expense and recognition of estimated stock-based compensation expense for Tim Hortons, as follows:

Elimination of liability-classified stock option compensation expense (i)	$(12.4)
Elimination of DSU stock-based compensation expense (i)	(2.6)
Elimination of TRS income (i)	13.5
Stock-based compensation expense for Tim Hortons (ii)	6.3

$4.8

i.	Tim Hortons historical stock options with associated tandem SARs and DSUs are accounted for as cash-settled awards, which are revalued to fair value at the end of each reporting period. In order to hedge the variability of cash flows and, to a lesser extent, earnings associated with these awards, Tim Hortons has entered into a number of TRS, which are also revalued to fair value at the end of each reporting period. It is expected that future equity compensation will be accounted for as equity-settled awards, in line with Burger King Worldwide’s current practice, and not cash-settled awards. Therefore, due to the variability in accounting for cash-settled awards, the historical DSU expense, stock options with tandem SARs and associated TRS gain/loss have been eliminated.

DSUs will be settled on the date of the effective time of the transactions. At the effective time of the transactions, all outstanding DSUs will be settled for the equivalent of C$65.50 cash plus the value of 0.8025 newly issued Holdings common shares. The settlement of outstanding DSUs has been included in the calculation of the purchase price. DSUs are not expected to be issued subsequent to the transactions.

Vested stock options surrendered by the employee will be settled on the date of the effective time of the transactions, in the same manner as outstanding common shares. The settlement of vested surrendered stock options has been included in the calculation of the purchase price, on the assumption that all vested stock options will be surrendered. Vested stock options not surrendered and unvested options will be exchanged for replacement awards. Unvested options have not been included in the calculation of the purchase price as these awards will be replaced.

The TRS derivative contracts are required to be settled at the time of the transactions.

ii.

Future grants of new stock options expected to be granted prospectively will be equity classified consistent with Burger King Worldwide’s current practice. The expense associated with these new awards replaces Tim Hortons historical stock option compensation expense (which has been eliminated per above due to the variability in accounting for liability-classified awards). The incremental expense amount for these new awards is based on historical RSU expense since RSU awards have historically been equity classified by Tim Hortons and represent approximately 50% of total equity-related compensation. This incremental expense, combined with the historical RSU expense that was not eliminated above, represents a reasonable proxy for prospective stock compensation expense associated with future grants of equity-classified awards.

The unvested stock options with associated tandem SARs of Tim Hortons have historically been liability classified, with mark-to-market expense. Approximately 898,000 stock options will be replaced with new awards using a conversion ratio of 3.0879. Each of the new awards will have materially equivalent economic terms and conditions as each exchanged award. Accordingly, we do not believe any material incremental stock-based compensation expense will arise from the replacement awards relating to unvested stock options with associated tandem SARs. Additionally, since these awards will be liability classified, consistent with the awards they will replace, no amount of expense has been attributed to the replacement awards due to an inability to forecast expense associated with awards that will be marked-to-market.

(d)	The pro forma adjustment to interest expense related to the issuance of the New Term Loan Facility and Notes by Holdings and elimination of existing indebtedness at Burger King Worldwide and Tim Hortons consists of the following adjustments:

Interest on New Term Loan Facility and Notes of approximately $9.0 billion principal amount at a weighted average interest rate of 4.88% (i)	$437.2
Agency fees and unused fee on new Revolver	2.7
Amortization on $183.1 million of debt issuance costs arising from the New Term Loan Facility and Notes and $67.5 million of original issue discount on New Term Loan Facility (ii)	35.1

Total interest expense on the New Term Loan Facility and Notes	$475.0

Reversal of historical:
Historical interest expense on existing indebtedness (iii)	$193.2
Historical amortization of deferred financing fees (iv)	11.1
Cancellation of Tim Hortons interest rate forward	0.8

Total historical interest expense on existing indebtedness	$205.1

Total pro forma adjustment to interest expense	$269.9

i.	The estimated interest rate set forth above reflects assumption with respect to the debt financing for the transactions. The weighted average interest rate of 4.88% was determined based on a 6.0% stated interest rate for the Notes and a 4.5% interest rate for the New Term Loan Facility. The New Term Loan Facility interest rate will be based on 350 basis points, plus LIBOR, subject to a 1.0% per annum floor. A 0.125% change in the assumed interest rate of the New Term Loan Facility and Notes would change aggregate pro forma interest expense for the fiscal year ended December 31, 2013, by approximately $11.2 million.
ii.	This amount represents amortization expense recognized for debt issuance costs arising from the New Term Loan Facility and Notes, and original issue discount on New Term Loan Facility. Amortization is calculated on a straight-line basis over 7 years for the New Term Loan Facility and original issue discount and 7.5 years for the Notes.
iii.	Historical interest expense on existing indebtedness for Burger King Worldwide and Tim Hortons is $178.1 million and $15.1 million, respectively.
iv.	This amount represents amortization of historical deferred financing costs for Burger King Worldwide and Tim Hortons in the amounts of $10.3 million and $0.8 million, respectively.

(e)	The historical tax impacts related to the pro forma adjustments are represented in the pro forma statement of operations based on the tax rates when the expenses were originally recognized. The pro forma adjustment to income tax expense (benefit) reflects the tax effect of the pro forma adjustments using a statutory rate of approximately 26%, based on jurisdictions where income is generated. The effective tax rate of the combined company could be significantly different depending on post-acquisition activities, including cash needs and the geographical mix of income.

Tax effect of eliminating interest expense on existing indebtedness (i)	$76.2
Tax effect on interest expense of New Term Loan Facility and Notes	(125.9)

$(49.7)

Tax effect of eliminating stock-based compensation expense (ii)	$(3.3)
Tax effect on amortization expense for new intangible assets	(2.6)

$(5.9)

i.	Tax effect of historical interest expense on existing indebtedness of Burger King Worldwide and Tim Hortons is $72.6 million and $3.6 million, respectively. The historical tax rate used to calculate the tax effect of eliminating interest expense on existing indebtedness was 37.5% for discount notes held by Burger King Capital Holdings, LLC and Burger King Capital Finance, Inc. and 38.9% for senior notes and term loans issued by Burger King Corporation. Tim Hortons tax effect of eliminating existing indebtedness was calculated using a rate of 21.2%.
ii.	A tax rate of approximately 25.0% - 26.9% was used to calculate the tax effect of eliminating Tim Hortons stock-based compensation expense, including the effect from the TRS.

(f)	Pro forma basic earnings per common share (“EPS”) is calculated by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding. Pro forma diluted earnings per share is computed by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding during the period adjusted for the dilutive effect of stock options. We exclude stock options from the calculation of diluted earnings per share if the effect of including such stock options is anti-dilutive.

Numerator:
Net income attributable to Holdings	$417.4
Preferred shares dividends (i)	(270.0)
Adjustment for redemption value (ii)	(524.3)

Net loss attributable to common stockholders	$(376.9)

Denominator:
Weighted average common shares outstanding - basic (iii)	458.2
Effect of dilutive securities	—

Weighted average common shares outstanding - diluted (iv)	458.2

Basic loss per share	$(0.82)
Diluted loss per share	$(0.82)

i.	Includes 9% cumulative dividends related to our 9% preferred shares held by Berkshire.
ii.

In connection with the transactions, we issued preferred shares and the warrant to purchase 8.3 million shares of common stock to Berkshire for proceeds of $3,000.0 million in cash. The proceeds were allocated to the preferred shares for $2772.7 million and the warrant for $227.3 million on a preliminary relative fair value basis. The preferred shares are redeemable at our option three years after issuance and thereafter at a price of 109.9% of par value plus accrued and unpaid dividends and unpaid make-whole dividends. This pro forma adjustment recognizes an additional preferred dividend of $524.3 million, calculated as the difference between the carrying value and redemption value of the preferred shares, which is recorded as a reduction to the income attributable to common stockholders and common stockholders’ equity.
iii.	Includes Burger King Worldwide weighted average common shares outstanding of 351.0 million and Tim Hortons weighted average common shares in Holdings of 107.2 million as of December 31, 2013. The pro forma shares used to calculate earnings per share assume that Tim Hortons shareholders will hold 107.2 million Holdings common shares immediately following the closing of the transactions, which is based on 133,639,410 existing Tim Hortons diluted common shares at a 0.8025 conversion ratio per share in Tim Hortons. The pro forma shares used to calculate earnings per share also reflect that outstanding shares of common stock of Burger King Worldwide which will be converted on a one for one basis into Holdings common shares resulting in 351.0 million weighted average common shares outstanding. The Partnership exchangeable units are designed to have distribution and voting rights that are substantially equivalent to those of the Holdings common shares. Specifically, pursuant to the terms of the Limited Partnership Agreement of Partnership each Partnership exchangeable unit will be entitled to distributions from Partnership in an amount equal to any dividends or distributions that have been declared and are payable in respect of a Holdings common share. In addition, holders of exchangeable units are entitled to one vote per unit (through a Special Voting Share of Holdings, held in trust for the unit holders) and vote together with the Common Shares and the Preferred Shares as a single class. Accordingly, the Partnership exchangeable units are reflected in the pro forma financial information in the same manner as the Holdings common shares.
iv.	Basic and diluted weighted average common shares outstanding are equivalent because the pro forma statement of operations indicates a net loss for all periods presented causing any potentially dilutive securities to be anti-dilutive. Therefore, 28.6 million shares of potentially dilutive securities were excluded in the calculation of diluted earnings per share since their impact would have been anti-dilutive. The components of the total amount of potentially dilutive securities are comprised of 2.8 million in Tim Hortons Unvested Options, 17.5 million in Burger King Worldwide Outstanding Options, and 8.3 million for the warrant held by Berkshire.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Six Months Ended June 30, 2014

(In millions of U.S. Dollars, except per share data)

	Holdings	Historical Burger King Worldwide	Historical Tim Hortons	Reclassifications		Financing Adjustments		Acquisition Accounting Adjustments		Holdings Pro Forma
Revenues:
Sales	$—	$—	$1,053.1	$36.8	(A)	$—		$—		$1,089.9
Company restaurant revenues	—	36.8	—	(36.8	) (A)	—		—		—
Franchise and property revenues	—	465.3	—	443.1	(A)	—		—		908.4
Rents and royalties	—	—	387.1	(387.1	) (A)	—		—		—
Franchise fees	—	—	56.0	(56.0	) (A)	—		—		—

Total revenues	—	502.1	1,496.2	—		—		—		1,998.3
Company restaurant expenses	—	31.2	—	(31.2	) (A)	—		—		—
Cost of sales	—	—	912.5	31.2	(A)	—		—		943.7
Operating expenses	—	—	151.1	(151.1	) (A)	—		—		—
Franchise fee costs	—	—	57.1	(57.1	) (A)	—		—		—
Franchise and property expenses	—	73.1	—	208.2	(A)	—		4.6	(B)	285.9
General and administrative expenses	—	—	72.5	(72.5	) (A)	—		—		—
Selling, general and administrative expenses	—	95.2	—	72.5	(A)	—		0.1	(C)	167.8
(Income) loss from equity method investments	—	—	(6.7)	9.9	(A)	—		—		3.2
Other operating expenses, net	—	19.8	1.8	(9.9	) (A)	—		—		11.7

Total operating costs and expenses	—	219.3	1,188.3	—		—		4.7		1,412.3

Income (loss) from operations	—	282.8	307.9	—		—		(4.7)		586.0
Interest expense	—	—	32.2	(32.2	) (A)	—		—		—
Interest (income)	—	—	(1.9)	1.9	(A)	—		—		—
Interest expense, net	—	100.6	—	30.3	(A)	120.0	(D)	—		250.9

Income (loss) before income taxes	—	182.2	277.6	—		(120.0)		(4.7)		335.1
Income tax expense (benefit)	—	46.7	79.0	—		(22.7	) (E)	(0.6	) (E)	102.4

Net income (loss)	—	135.5	198.6	—		(97.3)		(4.1)		232.7

Net income attributable to non controlling interests	—	—	2.9	—		—		—		2.9
Net income (loss) attributable to Holdings	—	135.5	195.7	—		(97.3)		(4.1)		229.8

Preferred stock dividends	—	—	—	—		(135.0	)(F)	—		(135.0)

Net income (loss) attributable to common stockholders	$—	$135.5	$195.7	$—		$(232.3)		$(4.1)		$94.8

Net income per common share (F)
Basic		0.38	1.44							$0.21
Diluted		0.38	1.43							$0.20

Weighted average outstanding shares (F)
Basic		352.3	136.0							459.5
Diluted		359.3	136.4							476.4

See accompanying notes to unaudited pro forma condensed consolidated statement of operations.

Notes to unaudited pro forma condensed consolidated

statement of operations

Tabular amounts in millions of USD unless noted otherwise.

(A)	The following adjustments represent the reclassification of Burger King Worldwide and Tim Hortons income statement amounts to conform to condensed consolidated presentation as follows:

Six months ended June 30, 2014

	Historical Burger King Worldwide	Historical Tim Hortons	Reclassification		Historical combined, as reclassified before pro forma adjustments
Sales	$—	$1,053.1	$36.8		$1,089.9
Company restaurant revenues	36.8	—	(36.8)		—
Franchise and property revenues	465.3	—	443.1		908.4
Rents and royalties	—	387.1	(387.1)		—
Franchise fees	—	56.0	(56.0)		—
Company restaurant expenses	31.2	—	(31.2)		—
Cost of sales	—	912.5	31.2		943.7
Operating expenses	—	151.1	(151.1)		—
Franchise fee costs	—	57.1	(57.1)		—
Franchise and property expenses	73.1	—	208.2		281.3
General and administrative expenses	—	72.5	(72.5)		—
Selling, general and administrative expenses	95.2	—	72.5		167.7
(Income) loss from equity method investments	—	(6.7)	9.9	(i)	3.2
Other operating expenses, net	19.8	1.8	(9.9	)(i)	11.7
Interest expense	—	32.2	(32.2)		—
Interest (income)	—	(1.9)	1.9		—
Interest expense, net	100.6	—	30.3		130.9

i.	Represents the reclassification of $9.9 million in losses from Burger King Worldwide equity method investments from Other operating (income) expenses, net to (Income) loss from equity method investments.

(B)	The holding company acquisition will be accounted for as a business combination of Tim Hortons using the acquisition method of accounting and, accordingly, will generally result in the recognition of assets acquired and liabilities assumed at fair value.

The pro forma adjustments to amortization expense related to the recognition of new intangible assets and elimination of historical intangible assets consists of the following:

Franchise and property expenses
Recognition of amortization expense for intangible assets acquired from Tim Hortons (i)	$4.6

i.	The total pro forma amortization recognized for the six months ended June 30, 2014 relates to franchise agreements acquired, amortized over a 23 year useful life (consistent with Burger King Worldwide’s useful lives for franchise agreements). An increase of 10 years in the estimated useful life of the Tim Hortons franchise agreement intangible asset would decrease amortization expense by $1.4 million. A decrease of 10 years in the estimated useful life of the Tim Hortons franchise agreement intangible asset would increase amortization expense by $3.6 million.

(C)	The pro forma adjustments to selling, general and administrative expenses reflects the elimination of certain of Tim Hortons historical stock-based compensation expense and recognition of estimated stock-based compensation expense for Tim Hortons, as follows:

Elimination of liability-classified stock option compensation income (i)	$1.7
Elimination of DSU stock-based compensation expense (i)	(0.1)
Elimination of TRS expense (i)	(3.9)
Stock-based compensation expense for Tim Hortons (ii)	2.4

$0.1

i.	Tim Hortons historical stock options with associated tandem SARs and DSUs are accounted for as cash-settled awards, which are revalued to fair value at the end of each reporting period. In order to hedge the variability of cash flows and, to a lesser extent, earnings associated with these awards, Tim Hortons has entered into a number of TRS, which are also revalued to fair value at the end of each reporting period. It is expected that future equity compensation will be accounted for as equity-settled awards, in line with Burger King Worldwide’s current practice, and not cash-settled awards. Therefore, due to the variability in accounting for cash-settled awards, the historical DSU expense, stock options with tandem SARs and associated TRS gain/loss have been eliminated.

DSUs will be settled on the date of the effective time of the transactions. At the effective time of the transactions, all outstanding DSUs will be settled for the equivalent of C$65.50 cash plus the value of 0.8025 newly issued Holdings common shares. The settlement of outstanding DSUs has been included in the calculation of the purchase price. DSUs are not expected to be issued subsequent to the transactions.

Vested stock options surrendered by the employee will be settled on the date of the effective time of the transactions, in the same manner as outstanding common shares. The settlement of vested surrendered stock options has been included in the calculation of the purchase price, on the assumption that all vested stock options will be surrendered. Vested stock options not surrendered and unvested options will be exchanged for replacement awards. Unvested options have not been included in the calculation of the purchase price as these awards will be replaced.

The TRS derivative contracts are required to be settled at the time of the transactions.

ii.	Future grants of new stock options expected to be granted prospectively will be equity classified consistent with Burger King Worldwide’s current practice. The expense associated with these new awards replaces Tim Hortons historical stock option compensation expense (which has been eliminated per above due to the variability in accounting for liability-classified awards). The incremental expense amount for these new awards is based on historical RSU expense since RSU awards have historically been equity classified by Tim Hortons and represent approximately 50% of total equity-related compensation. This incremental expense, combined with the historical RSU expense that was not eliminated above, represents a reasonable proxy for prospective stock compensation expense associated with future grants of equity-classified awards.

The unvested stock options with associated tandem SARs of Tim Hortons have historically been liability classified, with mark-to-market expense. Approximately 898,000 stock options will be replaced with new awards using a conversion ratio of 3.0879. Each of the new awards will have materially equivalent economic terms and conditions as each exchanged award. Accordingly, we do not believe any material incremental stock-based compensation expense will arise from the replacement awards relating to unvested stock options with associated tandem SARs. Additionally, since these awards will be liability classified, consistent with the awards they will replace, no amount of expense has been attributed to the replacement awards due to an inability to forecast expense associated with awards that will be marked-to-market.

(D)	The pro forma adjustment to interest expense related to the issuance of New Term Loan Facilities and Notes by Holdings and elimination of historical indebtedness at Burger King Worldwide and Tim Hortons consists of the following adjustments:

Interest on New Term Loan Facility and Notes of approximately $9.0 billion principal amount at a weighted average interest rate of 4.88% (i)	$217.5
Agency fees and unused fee on new Revolver	1.3
Amortization on $183.1 million of debt issuance costs arising from the New Term Loan Facility and Notes and $67.5 million of original issue discount on New Term Loan Facility (ii)	17.7

Total interest expense on the New Term Loan Facility and Notes	$236.5

Reversal of historical:
Historical interest expense on existing indebtedness (iii)	$109.6
Historical amortization of deferred financing fees (iv)	5.9
Cancellation of Tim Hortons interest rate forward	1.0

Total historical interest expense on existing indebtedness	$116.5

Total pro forma adjustment to interest expense	$120.0

i.	The estimated interest rate set forth above reflects assumption with respect to the debt financing for the transactions. The weighted average interest rate of 4.88% was determined based on a 6.0% stated interest rate for the Notes and a 4.5% interest rate for the New Term Loan Facility. The New Term Loan Facility interest rate will be based on 350 basis points, plus LIBOR, subject to a 1.0% per annum floor. A 0.125% change in the assumed interest rate of the New Term Loan Facility and Notes would change aggregate pro forma interest expense for the six months ended June 30, 2014, by approximately $5.6 million.
ii.	This amount represents six months of amortization expense recognized for debt issuance costs arising from the New Term Loan Facility and Notes, and original issue discount on New Term Loan Facility. Amortization is calculated on a straight-line basis over 7 years for the New Term Loan Facility and original issue discount, and 7.5 years for the Notes.
iii.	Historical interest expense on existing indebtedness for Burger King Worldwide and Tim Hortons was $90.0 million and $19.6 million, respectively.
iv.	This amount represents amortization of historical deferred financing costs for Burger King Worldwide and Tim Hortons in the amounts of $5.2 million and $0.7 million, respectively.

(E)	The historical tax impacts related to the pro forma adjustments are represented in the pro forma statement of operations based on the tax rates when the expenses were originally recognized. The pro forma adjustment to income tax expense (benefit) reflects the tax effect of the pro forma adjustments using a statutory rate of approximately 26%, based on jurisdictions where income is generated. The effective tax rate of the combined company could be significantly different depending on post-acquisition activities, including cash needs and the geographical mix of income.

Tax effect of eliminating interest expense on existing indebtedness (i)	$39.9
Tax effect on interest expense of New Term Loan Facility and Notes	(62.6)

$(22.7)

Tax effect of eliminating stock-based compensation expense(ii)	$0.6
Tax effect on amortization expense for new intangible assets	(1.2)

$(0.6)

i.	Tax effect of historical interest expense on existing indebtedness of Burger King Worldwide and Tim Hortons is $36.5 million and $3.4 million, respectively. The tax effect interest expense on existing indebtedness related to discount notes held by Burger King Capital Holdings, LLC and Burger King Capital Finance, Inc. is calculated based on a 37.4% tax rate. Interest expense related to senior notes issued by Burger King Corporation is calculated using a tax rate of 38.8%. Tim Hortons tax effect of eliminating existing indebtedness was calculated using a rate of 15.8%.
ii.	A tax rate of approximately 25.0% - 26.9% was used to calculate the tax effect of eliminating Tim Hortons stock-based compensation expense, including the effect from the TRS.

(F)	Pro forma basic earnings per common share (“EPS”) is calculated by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding. Pro forma diluted earnings per share is computed by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding during the period adjusted for the dilutive effect of stock options. We exclude stock options from the calculation of diluted earnings per share if the effect of including such stock options is anti-dilutive.

Numerator:
Net income attributable to Holdings	$229.8
Preferred shares dividends (i)	(135.0)

Net loss attributable to common stockholders	$94.8

Denominator:
Weighted average common shares outstanding - basic (ii)	459.5
Effect of dilutive securities (iii)	16.9

Weighted average common shares outstanding - diluted	476.4

Basic earnings per share	$0.21
Diluted earnings per share	$0.20
Anti-dilutive stock options outstanding	3.6

i.	Includes 9% cumulative dividends related to our preferred shares held by Berkshire.
ii.

Includes Burger King Worldwide weighted average common shares outstanding of 352.3 million and Tim Hortons weighted average common shares in Holdings of 107.2 million as of June 30, 2014. The pro forma shares used to calculate earnings per share assume that Tim Hortons shareholders will receive 107.2 million common shares in Holdings immediately following the closing of the transactions, which is based on 133,639,410 existing Tim Hortons diluted common shares at a 0.8025 exchange ratio per share in Tim Hortons. The pro forma shares used to calculate earnings per share also reflect that outstanding shares of common stock of Burger King Worldwide which will be converted on a one for one basis into common shares of Holdings resulting in 352.3 million weighted average common shares outstanding. The Partnership exchangeable units are designed to have substantially equivalent rights to distributions and voting as the Holdings common shares. Specifically, pursuant to the terms of the limited partnership agreement of Partnership each Partnership exchangeable unit will be entitled to distributions from Partnership in an amount equal to any dividends or distributions that have been declared and are payable in respect of a Holdings common share. In addition, holders of exchangeable units are entitled to one vote per unit (through a special voting share of Holdings, held in trust for the unit holders) and vote together with the Holdings common shares and the preferred shares as a single class. Accordingly, the Partnership exchangeable units are reflected in the pro forma financial information in the same manner as the Holdings common shares.
iii.	Includes effect of Burger King Worldwide unvested options and RSUs, Tim Hortons unvested options, and the warrant held by Berkshire. The components of the effect of dilutive securities are comprised of 1.2 million in Tim Hortons Unvested Options, 7.4 million in Burger King Worldwide Outstanding Options, and 8.3 million for the warrant held by Berkshire. The dilutive effects of options and the warrant were computed on the treasury stock method. The dilutive effect of Tim Hortons unvested options of 898,000 was computed using a 3.0879 exchange ratio into Holdings options, with a weighted average exercise price of C$19.11 (on an as converted basis) and an approximate share price of C$33.27. The dilutive effect of Burger King Worldwide’s 19.4 million outstanding options and 0.2 million RSUs were computed on the treasury stock method, segmented by grant date, using a 1.0 exchange ratio into Holdings options and a weighted average share price of $30.67. The exercise price of the warrant held by Berkshire is $0.01 per share and the assumed proceeds had no material effect on the dilution calculation.

(G)	As a direct result of the transactions, Holdings expects to incur certain material, nonrecurring charges in the amount of an estimated $49.7 million and $79.6 million for Burger King Worldwide and Tim Hortons, respectively. These charges include financial advisory fees, legal, accounting, other professional fees, and post-combination expense attributable to the accelerated vesting of outstanding Tim Hortons RSUs and PSUs. These charges are included as a reduction to cash and shareholders equity in the accompanying unaudited pro forma condensed consolidated balance sheet as of June 30, 2014. Due to the absence of a continuing impact on our operations, these charges have been excluded from the pro forma adjustments in the statement of operations. In addition to the above expenses, total financing fees of $183.1 million is also estimated to be incurred in relation to the New Term Loan Facility and Notes and the extinguishment of existing indebtedness.

Consolidated Capitalization of Holdings and Partnership

The following table sets forth the consolidated unaudited capitalization and indebtedness of Burger King Worldwide and Tim Hortons, prepared under GAAP, as of the dates set forth below and should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” and the other financial information contained elsewhere in this joint information statement/circular, including the financial statements included elsewhere herein.

	Tim Hortons as of June 29, 2014 (in millions C$)	Burger King Worldwide as of June 30, 2014 (in millions $)	Holdings as of June 30, 2014 (in millions)
Total short-term borrowings and current portion of long-term debt and capital leases
Unguaranteed/Unsecured	33.3	94.1	92.7

Total non-current debt and capital leases
Unguaranteed/Unsecured	1,418.1	2,930.0	9,160.0

Preferred Equity
Preferred Capital	—	—	2,772.7

Shareholders’ equity
Share capital	384.4	1,537.5	4,836.6

MARKET PRICE AND DIVIDEND DATA OF BURGER KING WORLDWIDE AND TIM HORTONS

Shares of Burger King Worldwide common stock are listed and traded on the NYSE under the symbol BKW. Tim Hortons common shares are listed and traded on the TSX and the NYSE under the symbol THI. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of shares of Burger King Worldwide common stock, as reported on the NYSE, and of Tim Hortons common shares, as reported on the NYSE and the TSX. In addition, the table also sets forth the cash dividends per share declared by Burger King Worldwide with respect to its common stock and Tim Hortons with respect to its common shares. On November 3, 2014, the Burger King Worldwide record date, there were [—] shares of Burger King Worldwide common stock outstanding. On November 3, 2014, the Tim Hortons record date, there were [—] Tim Hortons common shares outstanding. Each of Burger King Worldwide and Tim Hortons have paid regular dividends with respect to their common stock and common shares, respectively.

	NYSE Burger King Worldwide(1)		NYSE Tim Hortons(1)		TSX Tim Hortons(1)
	High (U.S. $)	Low (U.S. $)	High (U.S. $)	Low (U.S. $)	High (C $)	Low (C $)
For the quarterly period:(2)
2012
First Quarter	N/A	N/A	$55.31	$46.55	$54.92	$47.36
Second Quarter(3)	$15.85	$14.97	$58.47	$50.43	$57.91	$56.90
Third Quarter	$15.88	$13.03	$55.02	$49.59	$55.73	$49.62
Fourth Quarter	$17.74	$14.10	$53.91	$45.41	$52.60	$45.11
2013(1)
First Quarter	$19.95	$16.26	$54.62	$47.76	$55.50	$47.83
Second Quarter	$21.00	$17.90	$58.01	$51.86	$58.85	$53.25
Third Quarter	$20.42	$18.97	$59.72	$53.74	$61.52	$56.06
Fourth Quarter	$22.86	$18.91	$61.46	$56.77	$64.18	$58.67
2014(4)
First Quarter	$27.52	$22.03	$58.47	$50.67	$62.80	$56.11
Second Quarter	$27.18	$24.92	$56.67	$53.76	$62.38	$57.76
Third Quarter	$33.82	$26.05	$82.16	$54.23	$92.73	$57.89
Fourth Quarter (through October 31, 2014)	$32.68	$28.48	$81.08	$75.75	$91.50	$85.75

(1)	Burger King Worldwide high and low sales prices per share information is based off of adjusted close amounts. Tim Hortons information is based on any point in time (unadjusted) consistent with methodologies used for quarterly information presented in each company’s 2013 10-K.
(2)	Assumes strict calendar quarters are used for both Burger King Worldwide and Tim Hortons.
(3)	Represents period from June 20, 2012 through the end of the quarter as this was the date Burger King Worldwide common stock was first listed.
(4)	2014 NYSE information from Yahoo! Finance and TSX information from TMXMoney.com.

The following table sets forth, for the months indicated, the high and low sales prices per share of shares of Burger King Worldwide common stock, as reported on the NYSE, and of Tim Hortons common shares, as reported on the NYSE and the TSX. In addition, the table also sets forth the average daily trading volume of the relevant security on such exchange.

	NYSE Burger King Worldwide(1)			NYSE Tim Hortons(1)			TSX Tim Hortons(1)
	High (U.S. $)	Low (U.S. $)	Average Volume	High (U.S. $)	Low (U.S. $)	Average Volume	High (C$)	Low (C$)	Average Volume
For the monthly period(2):
2013
July	20.09	18.97	529,014	58.19	53.74	325,391	59.79	56.03	651,430
August	20.30	19.32	265,723	59.72	54.64	341,882	61.52	57.39	733,076
September	20.42	19.22	662,745	58.34	54.74	246,340	60.18	57.54	637,900
October	21.11	18.91	564,978	61.46	56.77	165,848	64.18	58.67	604,907
November	21.30	20.27	1,325,825	60.51	57.93	256,775	63.48	61.11	618,502
December	22.86	20.79	658,729	59.48	57.06	224,105	63.25	60.63	712,595
2014
January	24.13	22.03	781,114	58.47	51.19	271,424	62.05	57.20	712,893
February	26.45	24.01	857,963	54.75	50.67	412,437	60.50	56.11	793,408
March	27.52	25.78	930,438	56.83	53.41	256,681	62.80	59.00	960,807
April	26.74	24.94	655,495	56.67	54.20	214,419	62.38	59.43	666,997
May	26.28	24.92	456,438	55.30	53.76	199,257	60.40	58.35	945,953
June	27.18	25.39	382,948	55.68	53.88	128,367	59.97	57.76	651,283
July	27.34	26.05	376,536	56.32	54.38	136,200	61.24	57.89	540,560
August	32.40	26.05	3,355,605	82.16	54.32	2,065,714	92.73	59.47	2,852,360
September	33.82	29.66	1,934,414	82.15	78.64	1,321,914	89.45	86.47	1,853,703
October	32.68	28.48	2,142,370	81.08	75.75	993,487	91.50	85.75	1,483,569

(1)	Burger King Worldwide high and low sales prices per share information is based off of adjusted close amounts. Tim Hortons information is based on any point in time (unadjusted) consistent with methodologies used for quarterly information presented in each company’s 2013 10-K.
(2)	Assumes strict calendar months are used for both Burger King Worldwide and Tim Hortons.

The table below sets forth, for the calendar quarters indicated, quarterly dividends paid per Tim Hortons common share, in Canadian dollars per share and in U.S. dollars per share (calculated using the Bank of Canada nominal noon exchange rate on the date Tim Hortons paid the applicable dividend).

	Date Paid	C$ Per Share	C$ / $ Exchange Rate on Date Paid(1)	$ Per Share
2012
Quarter ended April 4	03/20/12	$0.21	$1.0067	$0.21
Quarter ended July 4	06/08/12	$0.21	$0.9679	$0.20
Quarter ended September 30	09/05/12	$0.21	$1.0099	$0.21
Quarter ended December 30	12/12/12	$0.21	$1.0148	$0.21
2013
Quarter ended March 31	03/19/13	$0.26	$0.9733	$0.25
Quarter ended June 30	06/07/13	$0.26	$0.9794	$0.25
Quarter ended September 29	09/04/13	$0.26	$0.9540	$0.25
Quarter ended December 29	12/10/13	$0.26	$0.9414	$0.24
2014
Quarter ended March 30, 2014	03/18/14	$0.32	$0.9020	$0.29
Quarter ended June 30, 2014	06/05/14	$0.32	$0.9146	$0.29
Quarter ended September 28, 2014	09/03/14	$0.32	$0.9197	$0.29

(1)	Exchange rates are based on Bank of Canada nominal noon exchange rates.

Tim Hortons declares and pays dividends in Canadian dollars, eliminating the foreign exchange exposure for our shareholders ultimately receiving Canadian dollars. For U.S. beneficial shareholders, however, CDS Clearing and Depository Services Inc. (“CDS”) will convert, and for U.S. registered shareholders, Tim Hortons converts, the Canadian dividend amounts into U.S. dollars based on exchange rates prevailing at the time of conversion and pay such dividends in U.S. dollars. Shareholders ultimately receiving U.S. dollars are exposed to foreign exchange risk from the date the dividend is declared until the date CDS or Tim Hortons, as applicable, convert the dividend payment to U.S. dollars.

On August 22, 2014, the last trading day before the public announcement of the negotiations between Burger King Worldwide and Tim Hortons, the closing sale price per Tim Hortons common share was $62.84 on the NYSE and C$68.78 on the TSX. On September 12, 2014, the latest practicable date before the date of this joint information statement/circular, the closing sale price per Tim Hortons common share was $79.67 on the NYSE and C$88.36 on the TSX.

The table below sets forth, for the calendar quarters indicated, quarterly dividends paid per share of Burger King Worldwide common stock.

	Date Paid	$ Per Share
2012
Quarter ended December 31	11/29/12	$0.04
2013
Quarter ended March 31	03/15/13	$0.05
Quarter ended June 30	05/15/13	$0.06
Quarter ended September 30	08/30/13	$0.06
Quarter ended December 31	11/26/13	$0.07
2014
Quarter ended March 31, 2014	03/12/14	$0.07
Quarter ended June 30, 2014	05/27/14	$0.07
Quarter ended September 30, 2014	08/26/14	$0.08

On August 22, 2014, the last trading day before the public announcement of the negotiations between Burger King Worldwide and Tim Hortons, the closing sale price per share of Burger King Worldwide common stock was $27.11 on the NYSE. On September 12, 2014, the latest practicable date before the date of this joint information statement/circular, the closing sale price per share of Burger King Worldwide common stock was $32.68 on the NYSE.

COMPARISON OF RIGHTS OF HOLDERS OF BURGER KING WORLDWIDE COMMON STOCK, HOLDINGS COMMON SHARES AND PARTNERSHIP EXCHANGEABLE UNITS

If the merger is completed, stockholders of Burger King Worldwide will become holders of Holdings common shares and Partnership exchangeable units. The rights of Burger King Worldwide stockholders are currently governed by the DGCL and the amended and restated certificate of incorporation (referred to herein as its “certificate of incorporation”) and amended and restated bylaws of Burger King Worldwide (referred to herein as its “bylaws”). If the merger is completed, the rights of holders of Holdings common shares will be governed by the CBCA and the articles of amendment of Holdings (referred to herein as the “Holdings articles”, to be substantially in the form attached to this joint information statement/circular as Annex D) and amended and restated by-law no. 1 of Holdings (referred to herein as the “Holdings by-laws”, to be substantially in the form attached to this joint information statement/circular as Annex E). If the merger is completed, the rights of holders of Partnership exchangeable units will be governed by the Ontario Limited Partnerships Act and the partnership agreement (to be substantially in the form attached to this joint information statement/circular as Annex F).

This section of the joint information statement/circular describes the material differences between the existing rights of Burger King Worldwide stockholders and the expected rights of Holdings shareholders and Partnership exchangeable unitholders following the merger. This section does not include a complete description of all differences among the existing rights of Burger King Worldwide stockholders and the expected rights of the Holdings shareholders and Partnership exchangeable unitholders, nor does it include a complete description of the specific rights of these persons.

The following summary is qualified in its entirety by reference to, and you are urged to read carefully, the certificate of incorporation and bylaws of Burger King Worldwide, the Holdings articles and Holdings by-laws, and the partnership agreement. This summary does not reflect any of the rules of the NYSE or the TSX, as applicable, that may apply to Burger King Worldwide, Holdings or Partnership in connection with the merger. Copies of the amended and restated certificate of incorporation and amended and restated bylaws of Burger King Worldwide are filed as exhibits to the reports of Burger King Worldwide incorporated by reference in this joint information statement/circular. Definitive copies of the Holdings articles, Holdings by-laws and partnership agreement will be filed with the SEC and CSA following completion of the merger. See the section “Where You Can Find More Information” elsewhere in this joint information statement/circular.

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP

Outstanding Capital Stock

Burger King Worldwide has outstanding only one class of common stock. Holders of Burger King Worldwide common stock are entitled to all of the respective rights and obligations provided to common stockholders under Delaware law and Burger King Worldwide’s sixth restated certificate of incorporation and bylaws.

The number of Holdings
common shares and Holdings
preferred shares to be
outstanding after giving effect to
the transactions will not be
determinable until immediately
prior to the closing of the
transactions.

Interests of the general partner
will be represented by Class A
partnership units (“common
units”) and preferred partnership
units (“preferred units”). Interests
of Limited Partners will be
represented by Class B
exchangeable limited partnership
units (“exchangeable units”).
As of November 3, 2014, the Burger King Worldwide record date, there were (i) [—] shares of Burger King Worldwide common stock outstanding and (ii) no shares of Burger King Worldwide preferred stock outstanding.	Holders of Holdings common shares will be entitled to all of the respective rights and obligations provided to shareholders under the CBCA, the Holdings articles and Holdings by-laws.	Upon the closing of the transactions, the exchangeable units to be issued as merger consideration pursuant to the arrangement agreement, the common units held by Holdings as General Partner, the nominal

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
limited partnership interest held
by 8997896 Canada Inc., the
preferred units, and the
exchangeable units to be issued
to Holdings pursuant to s. 7.15
of the arrangement agreement
will represent all of the issued
and outstanding units of
Partnership as of such time.

Authorized Capital Stock
The authorized capital stock of Burger King Worldwide consists of (i) 2,000,000,000 shares of common stock, $0.01 par value, and (ii) 200,000,000 shares of preferred stock, $0.01 par value.	Immediately prior to the
consummation of the
transactions, the authorized
share capital of Holdings will
consist of an unlimited number
of common shares, one Special
Voting Share and a number of
Preferred Shares equal to the
number of Preferred Shares to
be issued to Berkshire.	Partnership is authorized to
issue an unlimited number of
each of the three authorized
classes of units (common units,
preferred units and
exchangeable units).

The exchangeable units will be
substantially the economic
equivalent of the Holdings
common shares. From and after
the one year anniversary of the
date of the effective time of the
merger, the exchangeable units
will be exchangeable at any
time, at the option of the holder,
on a one-for-one basis for
Holdings common shares,
subject to the right of
Partnership to settle any such
exchange for a cash payment in
lieu of Holdings common shares.

Under Burger King Worldwide’s certificate of incorporation, Burger King Worldwide’s board of directors has the authority to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the designations, powers, preferences and rights, and any qualifications, limitations or restrictions thereof, as the board of directors may determine.

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP

Designations of Preferred Stock
Burger King Worldwide’s certificate of incorporation authorizes preferred stock. No series of preferred stock have been designated and no shares of preferred stock are outstanding.		See above.

Voting Rights
Each holder of Burger King Worldwide common stock is entitled to one vote per share on all matters to be voted on by stockholders.	Holders of Holdings common
shares are entitled to receive
notice of and to attend all
meetings of the shareholders of
Holdings, and shall have one
vote for each Holdings common
share held at all meetings of the
shareholders of Holdings. The
Holdings common shares, the
preferred shares and the special
voting share shall vote together
as a single class.	Except as otherwise required by
the partnership agreement or
applicable law, the holders of
the exchangeable units shall not
be entitled to receive notice of
or to attend any meeting of the
unitholders of Partnership or to
vote at any such meeting.

Under the voting trust
agreement, Holdings will issue
one special voting share to the
trustee for the benefit of the
holders of exchangeable units
(other than Holdings and its
subsidiaries). Each holder of an
exchangeable unit (other than
Holdings and its subsidiaries) on
the record date for any meeting
or shareholder consent at which
holders of Holdings common
shares are entitled to vote will
be entitled to instruct the trustee
to exercise the votes attached to
the special voting share for each
exchangeable unit held by the
exchangeable unitholder.

The trustee will exercise (either
by proxy, in person or by
consent) each vote attached to
the special voting share only as
directed by the relevant holder
of exchangeable units and, in the
absence of instructions from a
holder of an exchangeable unit
as to voting, will not exercise
those votes.

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP

Dividend Rights
The DGCL generally provides that, subject to certain restrictions, the directors of every corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year.	Under the CBCA, a corporation
may pay a dividend by issuing
fully paid shares of the
corporation. A corporation may
also pay a dividend in money or
property unless there are
reasonable grounds for believing
that: (i) the corporation is, or
would after the payment be,
unable to pay its liabilities as
they become due; or (ii) the
realizable value of the
corporation’s assets would
thereby be less than the
aggregate of its liabilities and
stated capital of all classes.	If a dividend has been declared
and is payable in respect of a
Holdings common share,
Partnership will make a
distribution in the same amount
in respect of each corresponding
exchangeable unit. The record
date and payment date for
distributions on the
exchangeable units will be the
same as the relevant record date
and payment date for the
dividends on the Holdings
common shares.

In no case will Partnership be
required to make a distribution
if such distribution would
violate the Ontario Limited
Partnerships Act or any other
applicable law.

Size of the Board of Directors
The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws.	See description under “Tim Hortons” regarding requirements under the CBCA.	Partnership does not have a
board of directors. The General
Partner has the exclusive right,
power and authority to manage,
control, administer and operate
the business and affairs and to
make decisions regarding the
undertaking and business of
Partnership. Among other things,
the General Partner is
empowered to negotiate, execute
and perform all agreements,
conveyances or other instruments
on behalf of Partnership, and to
mortgage, charge or otherwise
create a security interest over any
or all of the property of
Partnership or its subsidiaries,
and to sell property subject to
such a security interest.

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
Burger King Worldwide’s board of directors currently has eight members.	The Holdings Articles provide that Holdings may have a minimum of three and a maximum of 15 directors.	Holdings is the initial sole
General Partner and will manage
all of Partnership’s operations
and activities in accordance with
the partnership agreement. In
the event Holdings ceases to be
the General Partner of
Partnership, Holdings, as the
holder of the common units, will
have the right to appoint the new
General Partner.

Burger King Worldwide’s certificate of incorporation and bylaws provide that the number of directors on Burger King Worldwide’s board of directors are fixed by one or more resolutions adopted by the majority of the board of directors.

	Holdings’ Board of Directors is expected to have 11 members following completion of the merger.	See the column at left and under “Tim Hortons” for information regarding the board of directors of Holdings and requirements under the CBCA.

Classification of the Board of Directors
Burger King Worldwide’s certificate of incorporation does not divide Burger King Worldwide’s directors into different classes.	Not applicable.	Not applicable.

Election of Directors

The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote.

Burger King Worldwide’s bylaws provide that each director will be elected by the vote of the plurality of votes cast by stockholders entitled to vote on the election.

The CBCA and the Holdings by- laws provide that directors will be elected by ordinary resolution passed at a meeting of the shareholders called for that purpose.	Partnership does not have a
board of directors. As noted
above, each holder of an
exchangeable unit (other than
Holdings and its subsidiaries) on
the record date for any meeting
or shareholder consent at which
holders of Holdings common
shares are entitled to vote will
be entitled to instruct the trustee
to exercise the votes attached to
the special voting share for each
exchangeable unit held by the
exchangeable unitholder.

Removal of Directors
Under the Burger King Worldwide certificate of incorporation and bylaws, Burger King Worldwide’s stockholders may remove directors with or without cause by the affirmative vote of the holders of a majority of the total voting power of	Under the CBCA, provided that
articles of a corporation do not
provide for cumulative voting,
shareholders of the corporation
may, by ordinary resolution
passed at a special meeting,
	remove any director or directors	See above.

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
all the shares of Burger King Worldwide entitled to vote generally in the election of directors, voting together as a single class.	from office. Holdings articles do
not provide for cumulative
voting.

If holders of a class or series of
shares have the exclusive right
to elect one or more directors, a
director elected by them may
only be removed by an ordinary
resolution at a meeting of the
shareholders of that class or
series.

If the arrangement is completed,
the directors of Holdings will
serve until the earlier of the next
meeting of shareholders at
which an election of directors is
required or until their successors
are elected or until their earlier
death, resignation or removal.

Filling of Vacancies on the Board of Directors
Under the DGCL, a majority of the directors in office can fill any vacancy or newly created directorship. Burger King Worldwide’s certificate of incorporation and bylaws provide that any vacancies occurring on the Burger King Worldwide board of directors for any reason may be filled only by (a) the Burger King Worldwide board of directors, acting by a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director or (b) if 3G Capital Partners Ltd., 3G Special Situations Fund II, L.P. and any of their respective affiliates (collectively, “3G Capital”) collectively own at least 35% of the outstanding shares of Common Stock, by the affirmative vote of the holders of a majority of the total voting power of all the shares of Burger King Worldwide entitled to vote generally in the election of directors, voting together as a single class. A director elected to fill a vacancy holds office until a successor is duly elected and qualified or until such director’s earlier death, resignation or removal.	Under the CBCA and the
Holdings by-laws, a vacancy
among the directors created by
the removal of a director may be
filled at a meeting of
shareholders at which the
director is removed. The CBCA
also allows a vacancy on the
board of directors to be filled by
a quorum of directors, except
when the vacancy results from
an increase in the number or
minimum or maximum number
of directors or from a failure to
elect the number or minimum
number of directors required by
	the articles.	Partnership does not have a board of directors. See column at left for information regarding the filling of vacancies on the Holdings board of directors.

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP

Ability to Call Special Meetings of Stockholders/Shareholders/Unitholders

Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the corporation’s certificate of incorporation or bylaws.

Burger King Worldwide’s bylaws provide that special meetings of stockholders may be called at any time only by the board of directors, the chairman of the board of directors or the holders of 35% of the total voting power of all the Burger King Worldwide stock entitled to vote generally in the election of directors (provided that, with respect to the 35% requirement, the meeting date is not less than 6 months from the last annual meeting).

Under the CBCA, the holders of
not less than 5% of the issued
shares of a corporation that
carry the right to vote at the
special meeting sought to be
held may require that the
directors call a meeting of
shareholders. Upon meeting the
technical requirements set out in
the CBCA for making such a
requisition, the directors of the
corporation must call a meeting
of shareholders. If they do not
call such meeting within 21 days
after receiving the requisition,
any shareholder who signed the
requisition may call the special
meeting. In addition, the
Holdings by-laws provide that
the directors may call special
meetings of shareholders at any
time.

The Holdings by-laws require
shareholders wishing to
nominate directors or propose
business for a meeting of
shareholders to give timely
advance notice in writing as
described below under “—
Advance Notice Requirements
for Director Nominations and
Other Proposals by
Stockholders/Shareholders”.

The General Partner may call a
general meeting of partners at
any time and place as it deems
appropriate in its absolute
discretion. Holders of
exchangeable units do not have
the ability to requisition a
meeting of partners.

See column at left for
information regarding the ability
to call special meetings of
shareholders of Holdings.

Notice of Annual and Special Meetings of Stockholders/Shareholders/Unitholders
Burger King Worldwide’s bylaws provide that, except as otherwise provided by law, written notice of every meeting of stockholders must be given to each stockholder of record not less than ten nor more than 60 days before the date of the meeting.	Under the CBCA and the
Holdings by-laws, notice of the
date, time and place of a
meeting of shareholders of
Holdings must be given not less
than 21 days nor more than 60
days prior to the meeting to each
director, auditor and to each
shareholder entitled to vote at
the meeting.

Under the CBCA, the directors
may fix in advance a date as the
record date for the determination

Except as otherwise required by
the partnership agreement or
applicable law, the holders of
the exchangeable units shall not
be entitled to receive notice of
or to attend any meeting of the
unitholders of Partnership or to
vote at any such meeting.

In respect of Holdings, the
trustee will mail or cause to be
mailed (or otherwise
communicate) to the holders of
exchangeable units the notice of

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
of shareholders entitled to
receive notice of a meeting of
shareholders, but the record date
must not precede by more than
60 days or less than 21 days the
date on which the meeting is to
be held. If no record date is
fixed, the record date for the
determination of shareholders
entitled to receive notice of a
meeting of shareholders will be
at the close of business on the
day immediately preceding the
day on which the notice is given
or, if no notice is given, the day
on which the meeting is held.	each meeting at which the
holders of Holdings common
shares are entitled to vote,
together with the related
materials and a statement as to
the manner in which the holder
may instruct the trustee to
exercise the votes attaching to
the special voting share, on the
same day as Holdings mails (or
otherwise communicates) the
notice and materials to the
holders of Holdings common
shares. The trustee will also
send to the holders of
exchangeable units copies of
proxy materials, all information
statements, reports (including
interim and annual financial
statements) and other written
communications sent by
Holdings to the holders of
Holdings common shares at the
same time as the materials are
sent to Holdings shareholders.

Stockholder/Shareholder/ Unitholder Action by Written Consent
The DGCL provides that, except as otherwise stated in the certificate of incorporation, stockholders may act by written consent without a meeting. The Burger King Worldwide certificate of incorporation and bylaws provide that any action required or permitted to be taken at any annual or special meeting of the stockholders of Burger King Worldwide may be taken without a meeting, without prior notice and without a vote only if (a) a written consent setting forth the action taken, signed by the holders of outstanding shares having the minimum number of votes needed to authorize such action at a meeting at which all shares entitled to vote were present and voted, and such consent shall be delivered to Burger King Worldwide and (b) 3G Capital owns at least 35% of the outstanding shares of Common Stock.	Under the CBCA, shareholder
action without a meeting may be
taken by written resolution
signed by all shareholders who
would be entitled to vote on the
relevant issue at a meeting
(other than where a written
statement is submitted by a
director or auditor giving
reasons for resigning or for
opposing any proposed action or
resolution, in accordance with
the CBCA). The Holdings by-
laws reflect the CBCA
provisions in this regard.	Not applicable in respect of
Partnership.

See column at left for
information regarding the ability
of shareholders of Holdings to
take action by written consent.

As noted above, each holder of
an exchangeable unit (other than
Holdings and its subsidiaries) on
the record date for any
shareholder consent at which
holders of Holdings common
shares are entitled to vote will
be entitled to instruct the trustee
to exercise the votes attached to
the special voting share for each
exchangeable unit held by the
exchangeable unitholder.

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP

Advance Notice Requirements for Director Nominations and Other Proposals by Stockholders/Shareholders
Burger King Worldwide’s bylaws permit stockholders to nominate director candidates at annual and special meetings of stockholders only at a meeting called for the purpose of electing directors. The nomination must be specified in the notice of meeting and made by either the board of directors or any Burger King Worldwide stockholder who is a stockholder of record on the notice date and on the record date and who complies with the notice procedures set forth in the bylaws. In addition, the stockholder intending to make such nomination must give timely notice thereof in writing in proper form. To be timely, Burger King Worldwide’s bylaws require, subject to certain limited exceptions, that written notice of an intention to nominate a director candidate at an annual meeting be received at the principal executive offices of Burger King Worldwide, no fewer than 90 nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting, and in the case of a special meeting, not less than 60 days prior to the meeting.	For purpose of providing
advance notice for director
nominations, to be timely, a
shareholder’s notice to the
secretary must be made: (i) in
the case of an annual meeting of
shareholders, not less than 90
days and not more than 120 days
prior to the date of the annual
meeting of shareholders;
provided, however, that in the
event that the annual meeting of
shareholders is to be held on a
date that is less than 50 days
after the date (the “notice date”)
on which the first public
announcement (as defined in the
Holdings by-laws) of the date of
the annual meeting of
shareholders was made, notice
by the nominating shareholder
may be made not later than the
close of business on the tenth
day following the notice date;
and (ii) in the case of a special
meeting of shareholders (which
is not also an annual meeting of
shareholders) called for the
purpose of electing directors
(whether or not called for other
purposes), not later than the
close of business on the sixtieth
day following the day on which
the first public announcement of
the date of the special meeting
	of shareholders was made.	Not applicable.

To be in proper written form, a stockholder’s notice must set forth as to each matter such stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) as to the stockholder giving the notice and the

Notwithstanding the foregoing,
in the event that less than 70
days’ notice of the date of the
meeting is given or made to
shareholders, notice by the
shareholder to be timely must be
so received not later than the
close of business on the tenth
day following the earlier of the
day on which such notice

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP

beneficial owner, if any, on whose behalf the proposal is made (A) the name and address of such stockholder, as they appear on Burger King Worldwide’s books, and of such beneficial owner, (B) the class or series and number of shares of Burger King Worldwide stock which are directly or indirectly (including through any derivative arrangement) owned (1) beneficially and (2) of record by such stockholder and by such beneficial owner, (C) a description of all arrangements or understandings between such stockholder or such beneficial owner and any other person or entity (including, without limitation, their names) in connection with the ownership of Burger King Worldwide stock and the proposal of such business by such stockholder and such beneficial owner, and any material interest (financial or otherwise) of such stockholder or such beneficial owner in such business, and (D) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of Burger King Worldwide’s voting shares required under applicable law to approve the proposal; and (iii) a representation that such stockholder is a holder of record of Burger King Worldwide stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to introduce the business specified in the notice.	or public announcement of the
date of the meeting was mailed
or made (as applicable). The
time periods for the giving of
notice by a nominating
shareholder set out above shall
in all cases be determined based
on the original date of the
applicable annual meeting of
shareholders or special meeting
of shareholders, as applicable.

Amendments to the Certificate of Incorporation/Partnership Agreement
The DGCL generally provides that amendments to the certificate of incorporation must be approved by the board of directors and then adopted by the vote of a majority of the outstanding voting power entitled to vote thereon, unless the certificate of incorporation requires a greater vote. Under Burger King	Under the CBCA, certain
fundamental changes such as
articles amendments, certain by-
law amendments, certain
amalgamations (other than with
certain affiliated corporations),
continuances to another
jurisdiction and sales, leases or
exchanges of all or substantially	Subject to the right of the
General Partner to amend the
partnership agreement described
below, the partnership
agreement may only be
amended in writing with the
consent of a majority of the
holders of the common units and
with the consent of the General

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
Worldwide’s certificate of incorporation, amendments to Burger King Worldwide’s certificate of incorporation generally may be made in accordance with the default positions of Delaware law. However, the Burger King Worldwide certificate of incorporation, in addition to any affirmative vote of the holders of any series of preferred stock required by law, by the Burger King Worldwide certificate of incorporation or by any preferred stock designation providing for any such preferred stock, the affirmative vote of the holders of at least 66 2⁄3% of the total voting power of all the shares of Burger King Worldwide entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter, change or repeal, or adopt any provision inconsistent with, certain specified articles (including the amendment provision) of the Burger King Worldwide charter.	all of the property of a
corporation (other than in the
ordinary course of business) and
other extraordinary corporate
actions such as liquidations,
dissolutions and arrangements
(if ordered by a court) are
required to be approved by
special resolution. A special
resolution is a resolution (i)
passed by not less than two-
thirds of the votes cast by the
shareholders who voted in
respect of the resolution at a
meeting duly called and held for
that purpose or (ii) signed by all
shareholders entitled to vote on
the resolution. In certain cases, a
special resolution to approve an
extraordinary corporate action is
also required to be approved
separately by the holders of a
class or series of shares,
including in certain cases a class
or series of shares not otherwise
carrying voting rights (unless in
certain cases the share
provisions with respect to such
class or series of shares
otherwise provides).

In addition, the CBCA provides
that, where it is not practicable
for a corporation (that is not an
insolvent corporation) to effect
such a fundamental change
under any other provision
contemplated under the CBCA,
the corporation may apply to a
court for an order approving an
arrangement.

In general, a plan of
arrangement is approved by a
corporation’s board of directors
and then is submitted to a court
for approval. It is not unusual
for a corporation in such
circumstances to apply to court
initially for an interim order
governing various procedural

Partner. However, any
amendment seeking to convert
Partnership into a general
partnership would require
unanimous written consent of
the Partners. Further, no
amendment may give anyone
other than the General Partner
the right to dissolve Partnership.

The General Partner may make
the following amendments to the
partnership agreement without
the consent of the Limited
Partners:

•     A change in the name of
Partnership, the location of
Partnership’s principal
place of business or the
registered office of
Partnership;

•     The admission,
substitution, withdrawal or
removal of the Limited
Partners in accordance with
the partnership agreement;

•     A change that, in the sole
discretion of the General
Partner, is reasonable and
necessary or appropriate to
continue to qualify
Partnership as a limited
partnership;

•     With the prior approval of
the Holdings conflicts
committee, a change that
the General Partner
determines is reasonable
and necessary or
appropriate to enable
Partners to take advantage
of, or not be detrimentally
affected by, changes or
differing interpretations
with respect to Canadian or
U.S. income tax
regulations, legislation or
interpretation;

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
matters prior to calling any
security holder meeting to
consider the proposed
arrangement. The court
determines to whom notice shall
be given and whether, and in
what manner, approval of any
person is to be obtained, and
also determines whether any
shareholders may dissent from
the proposed arrangement and
receive payment other fair value
of their shares. Following
compliance with the procedural
steps contemplated in any such
interim order (including as to
obtaining security holder
approval), the court would
conduct a final hearing and
approve or reject the proposed
arrangement.

Subject to approval by the
persons entitled to notice and to
issuance of the final order,
articles of arrangement are
executed and filed by the
corporation. The articles of
arrangement must contain
details of the plan, the court’s
approval and the manner in
which the plan was approved, if
so required by the court order.
Finally, the articles of
arrangement are filed with
Industry Canada, which after
such filing issues a certificate of
arrangement. The arrangement
becomes effective on the date
shown in the certificate of
arrangement.

•     A change to amend or add
any provision or to cure
any ambiguity in the
partnership agreement that
may be defective or
inconsistent with any other
provision contained in the
partnership agreement or

this joint information
statement/circular;

•     A change that, in the sole
discretion of the General
Partner, does not materially
adversely affect the
Limited Partners;

•     A change that the General
Partner determines to be
necessary or appropriate to
satisfy requirements of a
governmental authority, to
comply with a requirement
of a national securities
exchange on which the
units of Partnership are
listed or is required to
effect the intent expressed
in the partnership
agreement or this joint
information statement/
circular;

•     A change in the fiscal year
or taxable year of
Partnership and any other
related changes;

•     An amendment that is
necessary, in the opinion of
counsel to Partnership, to
prevent Partnership, the
General Partner or its
directors, officers, trustees
or agents from having a
material risk of being in
any manner subjected to
the provisions of the U.S.
Investment Company Act
of 1940, as amended, the
U.S. Investment Advisers
Act of 1940, as amended,

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
or “plan asset” regulations
adopted under the U.S.
Employee Retirement
Income Security Act of
1974, as amended,
regardless of whether such
are substantially similar to
plan asset regulations
currently applied or
proposed by the United
States Department of
Labor;

•     An amendment that the
General Partner determines
in its sole discretion to be
necessary or appropriate in
connection with the
creation, authorization or
issuance of any class or
series of equity in
Partnership;

•     An amendment that the
General Partner determines
in its sole discretion to be
necessary or appropriate to
reflect and account for the
formation by Partnership
of, or investment by
Partnership in, any
corporation, partnership,
joint venture, limited
liability company or other
entity; and

•     Any other amendments
substantially similar to any
of the matters described in
the bullet points above.

Despite the power of Holdings
to amend the partnership
agreement, either in its capacity
as the General Partner or as the
holder of all of the outstanding
common units, the partnership
agreement requires the approval
of the holders of the
exchangeable units for any
amendment that would alter the
economic rights that attach to
the exchangeable units or that

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
would affect the rights or
privileges attaching to the
exchangeable units in a manner
adverse to the interests of the
exchangeable unit holders.
Approval of the exchangeable
units to any such amendment
must be approved by an
ordinary resolution either
approved by a resolution
approved by more than 50% of
the votes cast by holders of
exchangeable units entitled to
vote on the resolution at a
meeting of holders of
exchangeable units, or by a
written resolution signed by
holders of more than 50% of the
aggregate number of
exchangeable units outstanding
that are held by holders entitled
to vote on that resolution.

Amendments to Bylaws
Under the DGCL, stockholders of a corporation entitled to vote and, if so provided in the certificate of incorporation, the directors of the corporation, each have the power, separately, to adopt, amend and repeal the bylaws of a corporation. Burger King Worldwide’s bylaws provide that its board of directors may amend and repeal Burger King Worldwide’s bylaws and adopt new bylaws, subject to the power of Burger King Worldwide’s stockholders to adopt, amend or repeal any of Burger King Worldwide’s bylaws. In addition to any affirmative vote of the holders of any series of preferred stock of Burger King Worldwide required by law, by Burger King Worldwide’s charter or by any instrument designating any class or series of preferred stock of Burger King Worldwide, the affirmative vote of the holders of 66 2⁄3% of the total voting power of the shares of Burger	See “Amendments to the Certificate of Incorporation, Partnership Agreement” above.	Not applicable.

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
King Worldwide entitled to vote generally in the election of directors, voting together as a single class, are required for Burger King Worldwide’s stockholders of the Corporation to alter, amend or repeal, or adopt any provision inconsistent with, certain provisions of Burger King Worldwide’s bylaws.

Statutory Anti-Takeover Statutes
Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder,” unless prior to such date the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.	The CBCA provides that if,
within 120 days after the date of
a take-over bid made to
shareholders of a corporation,
the bid is accepted by the
holders of not less than 90% of
the shares (other than the shares
held by the offeror or an affiliate
of the offeror) of any class of
shares to which the bid relates,
the offeror is entitled to acquire
(on the same terms on which the
offeror acquired shares under
the take-over bid) the shares
held by those holders of shares
of that class who did not accept
the take-over bid. If a
shareholder who did not accept
the take-over bid (a dissenting
offeree) does not receive an
offeror’s notice, with respect to
a compulsory acquisition (as
described in the preceding
sentence), that shareholder may
require the offeror to acquire
those shares on the same terms
under which the offeror acquired
(or will acquire) the shares
owned by the shareholders who
	accepted the take-over bid.	Not applicable.

Burger King Worldwide is not governed by section 203 of the DGCL.

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP

Mergers, Consolidations and Other Transactions

Under the DGCL, the approval of the board of directors and the holders of a majority of the shares entitled to vote is required for a merger, consolidation or sale of all of substantially all of a corporation’s assets. However, unless the corporation provides otherwise in its certificate of incorporation, no stockholder vote of a constituent corporation surviving a merger is required if:

•     the merger agreement does not amend the constituent corporation’s certificate of incorporation;

•     each share of stock of the constituent corporation outstanding before the merger is an identical outstanding or treasury share of the surviving corporation after the merger; and

•     either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.

Multilateral Instrument 61-101 –
Protection of Minority Security
Holders in Special Transactions
(“MI 61-101”) of the Canadian
Securities Administrators
contains detailed requirements
in connection with “related party
transactions.” A related party
transaction means, generally,
any transaction by which an
issuer, directly or indirectly,
consummates one or more
specified transactions with a
related party, including
purchasing or disposing of an
asset, issuing securities or
assuming liabilities. “Related
party” as defined in MI 61-101
includes (i) directors and senior
officers of the issuer, (ii) holders
of voting securities of the issuer
carrying more than 10% of the
voting rights attached to all the
issuer’s outstanding voting
securities and (iii) holders of a
sufficient number of any
securities of the issuer to
materially affect control of the
issuer.

MI 61-101 requires, subject to
certain exceptions, specific
detailed disclosure in the proxy
(information) circular sent to
security holders in connection
with a related party transaction
where a meeting is required and,
subject to certain exceptions, the
preparation of a formal
valuation of the subject matter
of the related party transaction
and any non-cash consideration
offered in connection therewith,
and the inclusion of a summary
of the valuation in the proxy
circular. MI 61-101 also
requires, subject to certain
exceptions, that an issuer not
engage in a related party

For so long as exchangeable
units remain outstanding,
Holdings will not (i) propose or
recommend a formal offer for
Holdings common shares unless
holders of exchangeable units are
entitled to participate in the offer
to the same extent as the holders
of Holdings common shares; or
(ii) propose or recommend a
formal offer for exchangeable
units unless holders of Holdings
common shares are entitled to
participate in the offer to the
same extent and on an equitably
equivalent basis as the holders of
exchangeable units.

As long as any exchangeable
units are outstanding, Holdings
cannot consummate a transaction
in which all or substantially all of
its assets would become the
property of any other person or
entity. This does not apply to a
transaction if such other person
or entity becomes bound by the
partnership agreement and
assumes Holdings’ obligations,
as long as the transaction does
not materially impair the rights
of other parties to the partnership
agreement.

Nothing in the partnership
agreement prevents Holdings
from amalgamating or merging
with any wholly owned direct or
indirect subsidiary provided that
all assets of such a subsidiary are
transferred either to Holdings, to
another wholly owned subsidiary
of Holdings, or are distributed
among the subsidiary’s
shareholders.

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast.

Preemptive Rights of Stockholders/ Shareholders
Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe to an additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the certificate of incorporation. Because the Burger King Worldwide certificate of incorporation does not include any provision in this regard, holders of shares of Burger King Worldwide common stock do not have preemptive rights.	Under the CBCA, holders of Holdings shares are not entitled to statutory pre-emptive or subscription rights.	Subject to the below, unless otherwise determined by the General Partner, no person shall have any preemptive, preferential or other similar right with respect to the issuance of any units of Partnership.

Directors’ and Officers’ Liability and Indemnification
Burger King Worldwide’s certificate of incorporation provides that, to the fullest extent permitted by the DGCL (as it may be amended after the date of Burger King Worldwide’s certificate of incorporation), a director of Burger King Worldwide will not be personally liable to Burger King Worldwide or its stockholders for monetary for breach of fiduciary duty as a director (it being understood that, without limiting the foregoing, if in the future the DGCL is amended or modified (including with respect to section 102(b)(7)) to permit the further limitation of elimination of the personal liability of a director of Burger King Worldwide to a greater extent than contemplated above, then the provisions of the Burger King Worldwide certificate of incorporation will be deemed to be automatically amended to provide for the elimination of the personal liability of the directors of Burger King Worldwide to such greater extent).	Under the CBCA, a corporation
may indemnify a director or
officer, a former director or
officer or a person who acts or
acted at the corporation’s
request as a director or officer or
an individual acting in a similar
capacity of another entity (an
“indemnifiable person”), against
all costs, charges and expenses,
including an amount paid to
settle an action or satisfy a
judgment, reasonably incurred
by him or her in respect of any
civil, criminal, administrative,
investigative or other
proceeding in which he or she is
involved because of that
association with the corporation
or other entity, if: (i) the
individual acted honestly and in
good faith with a view to the
best interests of such
corporation (or the other entity,
as the case may be); and (ii) in
the case of a criminal or
administrative action or	Under the partnership
agreement, in most
circumstances Partnership will
indemnify the following parties
to the fullest extent permitted by
law against any and all losses,
claims, damages, liabilities,
joint or several expenses,
judgments, fines and
settlements:

•     the General Partner;

•     any former general partner;

•     any affiliate of the General
Partner or a former general
partner; and

•     any officer, director,
employee, partner, agent or
trustee of the General
Partner, a former general
partner or any of their
affiliates.

This indemnification will only
be available if the Partnership
indemnitee acted honestly and in

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP

The Burger King Worldwide certificate of incorporation and bylaws provide for indemnification of Burger King Worldwide’s directors to the full extent permitted by law.

Delaware law provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding (other than an action by or in the right of the corporation) on account of being a current or former director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if the person (i) acted in good faith and in a manner reasonably believed to be in the best interests of the corporation (or in some circumstances, at least not opposed to its best interests), and

(ii) in a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

proceeding that is enforced by a
monetary penalty, the individual
had reasonable grounds for
believing that the individual’s
conduct was lawful. An
indemnifiable person may
require the corporation to
indemnify the individual in
respect of all costs, charges and
expenses reasonably incurred by
the individual in connection
with the defense of any civil,
criminal, administrative,
investigative or other
proceeding to which the
individual is subject because of
the individual’s association with
the corporation (or other entity,
as the case may be) if the
individual was not judged by the
court or other competent
authority to have committed any
fault or omitted to do anything
that the individual ought to have
done and the individual fulfills
the conditions set out in (i) and
(ii) above. A corporation may,
with the approval of a court,
also indemnify an indemnifiable
person against all costs, charges
and expenses in respect of an
action by or on behalf of the
corporation or other entity to
procure a judgment in its favor,
to which such person is made a
party by reason of being or
having been a director or an
officer of the corporation or
other entity, if he or she fulfills
the conditions set forth in (i) and
(ii), above.	good faith with a view to the
best interests of Partnership. The
indemnity extends to criminal or
administrative action or
proceedings that are enforced by
a monetary penalty as long as
the Partnership indemnitee had
reasonable grounds for believing
that its conduct was lawful.

No indemnification will be
available to a Partnership
indemnitee where a final
decision of a court of competent
jurisdiction that is not
appealable has found the
Partnership indemnitee to be in
breach of, or negligent in the
performance of, its obligations
under the partnership agreement.
The termination of an action,
suit or proceeding by judgment,
order or settlement will not
create a presumption that the
Partnership indemnitee acted in
breach of, or was negligent in
the performance of, its
obligations.

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
Delaware law also permits a corporation to indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a current or former director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.	As permitted by the CBCA, the
Holdings by-laws require
Holdings to indemnify directors
and officers of Holdings, former
directors or officers of Holdings
or other individuals who, at
Holdings’ request, act or acted
as directors or officers or in a
similar capacity of another
entity against all costs, charges,
and expenses reasonably
incurred (including amounts
paid to settle an action or satisfy
a judgment) in respect of any
civil, criminal, administrative,
investigative or other
proceeding in which they are
involved because of their
association with Holdings or
such other entity.

To be entitled to indemnification,
the Holdings by-laws state that
such persons must have acted
honestly and in good faith with a
view to the best interest of
Holdings or the other entity, as
the case may be, and, in any
criminal or administrative action
or proceeding that is enforced by
a monetary penalty, they must
have had reasonable grounds for
believing that their conduct was
lawful. As permitted by the
CBCA, the by-laws also require
Holdings to advance money to
such individual for costs, charges
and expenses of any such
proceeding but only upon receipt
of an undertaking that he or she
will repay the same if it is
ultimately determined that such
party is not entitled to
indemnification. In the case of an
action by or on behalf of
Holdings or the other entity, as
the case may be, to procure a
judgment in its favor to which
the person is made a party
because of his or her association
with Holdings or the other entity,

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
as the case may be, then if the
individual fulfills the conditions
set out in the Holdings by-laws,
Holdings shall seek and obtain
approval of a court before
indemnifying the person against
costs, charges and expenses he or
she reasonably incurred in
connection with such action or
prior to advancing any moneys to
such individual.

To the extent that a current or former director or officer is successful on the merits or otherwise in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for expenses actually and reasonably incurred thereby.	The rights of indemnification
provided by the Holdings by-
laws are not exhaustive and are
in addition to any rights to which
a director, officer or other
employee may otherwise be
entitled by contract or as a matter
of law. Irrespective of the
provisions of the Holdings by-
laws, Holdings may, at any time
and from time to time, indemnify
directors, officers, employees
and other persons to the full
extent permitted by the
provisions of applicable law at
the time in effect, whether on
account of past or future
transactions. Holdings expects to
enter into indemnification
agreements with its directors,
executive officers and with
certain other officers and
employees (including officers
and employees of its
subsidiaries). The indemnification
agreements will generally require
that Holdings indemnify and
hold an indemnitee harmless to
the fullest extent permitted by
law for liabilities arising out of
the indemnitee’s association with
Holdings or another entity where
he or she acts or acted as a
director or officer or in a similar
capacity at Holdings’ request, if
the indemnitee acted honestly
and in good faith with a view to
the best interests of Holdings or
other entity, as the case may be

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP

and, with respect to a criminal or
administrative action or
proceeding that is enforced by
monetary penalty, if the
indemnitee had no reasonable
grounds to believe that his or her
conduct was unlawful. The
indemnification agreements also
will provide for the advancement
of defense expenses by Holdings.

Stockholder/Shareholder Rights Agreement
Burger King Worldwide currently has no stockholder rights plan. The Burger King Worldwide board of directors could, pursuant to its authority to issue preferred stock, adopt a stockholder rights plan without stockholder approval at any future time.	Holdings is not expected to
adopt a shareholder rights plan
upon the closing of the
transactions. The Holdings
board of directors could adopt a
shareholder rights plan without
prior shareholder approval at
any future time. However,
securities regulators in Canada
will in most circumstances cease
trade (i.e. terminate) a rights
plan after a certain period of
time to allow shareholders to
decide whether they want to
tender to a takeover bid. The
CSA has recently proposed
significant amendments to the
take-over bid regime in Canada
which, if adopted, would require
all formal take-over bids to
remain open for a minimum of
120 days (rather than 35 days)
unless waived by the target
board and a mandatory 50%
minimum tender condition,
among others. If these proposed
rules are adopted, the
importance of shareholder rights
	plans in Canada will be reduced.	Not applicable.

Oppression Remedy
The DGCL does not provide for a similar remedy.	The CBCA provides an
oppression remedy that enables
a court to make any order,
whether interim or final, to
rectify matters that are
oppressive or unfairly
prejudicial to, or that unfairly
	disregard the interests of, any	Not applicable.

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
securityholder, director or
officer of the corporation if an
application is made to a court by
a “complainant,” which
includes:

•     a present or former
registered holder or
beneficial owner of
securities of the
corporation or any of its
affiliates;

•     a present or former officer or
director of the corporation or
any of its affiliates;

•     the director appointed
under the CBCA; and

•     any other person who in the
discretion of the court is a
proper person to make such
application.

The oppression remedy provides
the court with very broad and
flexible powers to intervene in
corporate affairs to protect
shareholders and other
complainants. While conduct
that is in breach of fiduciary
duties of directors or that is
contrary to the legal right of a
complainant will normally
trigger the court’s jurisdiction
under the oppression remedy,
the exercise of that jurisdiction
does not depend on a finding of
a breach of those legal and
equitable rights.

Furthermore, the court may
order a corporation to pay the
interim expenses of a
complainant seeking an
oppression remedy, but the
complainant may be held
accountable for interim costs on
final disposition of the
complaint (as in the case of a
derivative action).

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP

Quorum of Shareholders
Burger King Worldwide’s bylaws provide that the holders of a majority of the outstanding shares of Burger King Worldwide stock entitled to vote at any meeting of shareholders, present in person or represented by proxy, constitute a quorum for the transaction of business at all meetings of the Burger King Worldwide stockholders. If a quorum is not present, the chairman of the meeting or the holders of a majority of the shares of Burger King Worldwide stock present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another place, if any, date and time. When a quorum is once present to commence a meeting of Burger King Worldwide stockholders, it is not broken by the subsequent withdrawal of any stockholders or their proxies.	Holdings’ by-laws will provide
that quorum for any meeting
shall be persons present not
being less than two in number
and holding or representing by
proxy shares to which are
attached a majority of the votes
attached to all the issued shares
of Holdings enjoying voting
	rights at such meeting.	A quorum at any meeting of Partners will consist of one or more Partners present in person or by proxy holding a majority of the voting power which may be exercised at such meeting.

Inspection of Corporate Records
Under the DGCL, any stockholder may inspect Burger King Worldwide’s stock ledger, a list of its stockholders, and its other books and records for a proper purpose during usual business hours. Moreover, under the DGCL and Burger King Worldwide’s bylaws, Burger King Worldwide must make available, before every meeting of stockholders,	Under the CBCA, shareholders,
creditors, and their representatives,
after giving the required notice,
may examine certain of the
records of a corporation and
financial statements of certain of
its subsidiary bodies corporate
during usual business hours and
take copies of extracts free of
charge.	The General Partner is required
to keep appropriate books and
records with respect to
Partnership’s business at the
principal office of Partnership.
The General Partner will
forward to the Limited Partners
all reports and financial
statements that may be required
under applicable securities
a complete list of stockholders entitled to vote at the meeting, showing the address of each stockholder and the number of registered shares in the name of each stockholder. The list must be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting on a	legislation or stock exchange
rules.

Subject to the right of the
General Partner to keep
Partnership information
confidential, each Limited
Partner has the right, for a
purpose reasonably related to
that Limited Partner’s own
interest as a limited partner in

BURGER KING WORLDWIDE	HOLDINGS	PARTNERSHIP
reasonably accessible electronic network (provided that the information required to gain access to such list is provided with notice of the meeting) or during normal business hours, at the principal place of business of Burger King Worldwide. The list must also be produced at the time and place of the meeting during the whole time thereof.	Partnership, to receive the
following:

•     a current list of the name
and last known address of
each Limited Partner;

•     copies of the partnership
agreement and the
declaration of limited
partnership for Partnership;

•     copies of all documents
filed by Partnership with a
securities regulator or stock
exchange where the units
are listed for trading;

•     copies of minutes of
meetings of the Partners;
and

•     any other information
regarding the affairs of
Partnership as is just and
reasonable.

COMPARISON OF RIGHTS OF TIM HORTONS SHAREHOLDERS AND HOLDINGS SHAREHOLDERS

If the arrangement is completed, shareholders of Tim Hortons will become holders of Holdings common shares. The rights of Tim Hortons shareholders are currently governed by the CBCA, Tim Hortons articles of amendment and the Tim Hortons by-laws. If the merger is completed, the rights of holders of Holdings common shares will be governed by the CBCA and the articles of amendment of Holdings (referred to herein as the “Holdings articles”, to be substantially in the form attached to this joint information statement/circular as Annex D) and amended and restated by-law no. 1 of Holdings (referred to herein as the “Holdings by-laws”, to be substantially in the form attached to this joint information statement/circular as Annex E).

This section of the joint information statement/circular describes the material differences between the existing rights of Tim Hortons shareholders and the expected rights of Holdings shareholders following the arrangement. This section does not include a complete description of all differences among the existing rights of Tim Hortons shareholders and the expected rights of the Holdings shareholders, nor does it include a complete description of the specific rights of these persons.

The following summary is qualified in its entirety by reference to, and you are urged to read carefully, the articles and by-laws of Tim Hortons and the Holdings articles and Holdings by-laws. This summary does not reflect any of the rules of the NYSE or the TSX, as applicable, that may apply to Tim Hortons or Holdings in connection with the arrangement. Copies of the articles and amended and restated by-laws of Tim Hortons are filed as exhibits to the reports of Tim Hortons incorporated by reference in this joint information statement/circular. Definitive copies of the Holdings articles, Holdings by-laws will be filed with the SEC and CSA following consummation of the transactions. See the section “Where You Can Find More Information” elsewhere in this joint information statement/circular.

TIM HORTONS	HOLDINGS
Outstanding Capital Stock

Tim Hortons has only one class of common shares outstanding. Holders of Tim Hortons common shares are entitled to all of the respective rights and obligations provided to shareholders under the CBCA, Tim Hortons articles and the Tim Hortons by-laws.

As of November 3, 2014, there were (i) [—] Tim Hortons common shares outstanding and (ii) no Tim Hortons Class A preferred share or Tim Hortons preferred shares outstanding.

Holders of Holdings common shares will be entitled to all of the respective rights and obligations provided to shareholders under the CBCA, the Holdings articles and Holdings by-laws.

Authorized Capital Stock
Tim Hortons is authorized under its articles of incorporation to issue an unlimited number of shares of Tim Hortons, one Class A preferred share and an unlimited number of preferred shares, issuable in series.	Immediately prior to the consummation of the transactions, the authorized share capital of Holdings will consist of an unlimited number of common shares, one special voting share and a number of preferred shares equal to the number of preferred shares to be issued to Berkshire.

TIM HORTONS	HOLDINGS
Voting Rights

Holders of Tim Hortons common shares are entitled to receive notice of and to attend all meetings of shareholders of Tim Hortons and to vote thereat, except at meetings at which only holders of a specified class of shares (other than Tim Hortons common shares) or specified series of shares are entitled to vote. At all meetings for which notice must be given to the holders of Tim Hortons shares, each holder of Tim Hortons common shares is entitled to one vote in respect of each Tim Hortons common shares held by such holder.

Tim Hortons shareholders have no cumulative voting rights and all of the members of Tim Hortons Board of Directors are elected annually. Under the Tim Hortons by-laws, shareholders take action by a majority of votes cast, unless otherwise provided by the CBCA or Tim Hortons articles or the Tim Hortons by-laws.

Under the CBCA, some matters, such as changing Tim Hortons name, the creation of a new class of authorized shares, voluntarily winding-up Tim Hortons and others, require the approval of shareholders by a special resolution. A special resolution is a resolution that is either passed at a meeting duly called and held for that purpose by not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or that is signed by all the shareholders entitled to vote on that resolution.

There are no limitations imposed by the CBCA or Tim Hortons articles or the Tim Hortons by-laws on the right of shareholders residing outside of Canada to hold or vote their Tim Hortons common shares.

Same as for Tim Hortons, with the exception of the first paragraph, which is replaced with the following.

Holders of Holdings common shares are entitled to receive notice of and to attend all meetings of the shareholders of Holdings, and shall have one vote for each Holdings common share held at all meetings of the shareholders of Holdings. The Holdings common shares, the Class A Preferred Shares and the Special Voting Share shall vote together as a single class.

Dividend Rights
Under the CBCA, a corporation may pay a dividend by issuing fully paid shares of the corporation. A corporation may also pay a dividend in money or property unless there are reasonable grounds for believing that: (i) the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.	Same as for Tim Hortons.

TIM HORTONS	HOLDINGS
Size of the Board of Directors

The CBCA provides that a corporation shall have one or more directors, but a corporation whose shares are publicly traded shall have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

Tim Hortons articles provide that Tim Hortons may have a minimum of nine and a maximum of 15 directors.

Tim Hortons board of directors currently has 12 members.

See description under “Tim Hortons” regarding requirements under the CBCA.

The Holdings articles provide that Holdings may have a minimum of three and a maximum of 15 directors.

Holdings’ Board of Directors is expected to have 11 members following consummation of the transactions.

Election of Directors
The CBCA and the Tim Hortons by-laws provide that directors will be elected by ordinary resolution passed at a meeting of the shareholders called for that purpose.	Same as for Tim Hortons.

Removal of Directors

Under the CBCA, provided that articles of a corporation do not provide for cumulative voting, shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office.

Tim Hortons articles do not provide for cumulative voting.

If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Same as for Tim Hortons.

If the arrangement is completed, the directors of Holdings will serve until the earlier of the next meeting of shareholders at which an election of directors is required or until their successors are elected or until their earlier death, resignation or removal.

Filling of Vacancies on the Board of Directors
Under the CBCA and the Tim Hortons by-laws, a vacancy among the directors created by the removal of a director may be filled at a meeting of shareholders at which the director is removed. The CBCA also allows a vacancy on the board of directors to be filled by a quorum of directors, except when the vacancy results from an increase in the number or minimum or maximum number of directors or from a failure to elect the number or minimum number of directors required by the articles.	Same as for Tim Hortons.

TIM HORTONS	HOLDINGS
Constitution and Residency of Directors
The CBCA provides that at least 25% of the directors (or if a corporation has less than four directors, at least one director) must be resident Canadians. Except as permitted by the CBCA, no business may be transacted by the board of directors except at a meeting of directors at which a quorum is present and at least 25% of the directors present are resident Canadians or, if the corporation has less than four directors, at least one director present is a resident Canadian. There is no residency requirement with respect to board committees.	Same as for Tim Hortons. Canadian residents will comprise at least 25% of the Holdings Board of Directors.

Ability to Call Special Meetings of Stockholders/Shareholders

Under the CBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at the special meeting sought to be held may require that the directors call a meeting of shareholders. Upon meeting the technical requirements set out in the CBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders. If they do not call such meeting within 21 days after receiving the requisition, any shareholder who signed the requisition may call the special meeting. In addition, the Tim Hortons by-laws provide that the directors may call special meetings of shareholders at any time.

The Tim Hortons by-laws require shareholders wishing to nominate directors or propose business for a meeting of shareholders to give timely advance notice in writing as described below under ”—Advance Notice Requirements for Director Nominations and Other Proposals by Stockholders/Shareholders”.

Same as for Tim Hortons.

Notice of Annual and Special Meetings of Stockholders/Shareholders

Under the CBCA and the Tim Hortons by-laws, notice of the date, time and place of a meeting of shareholders of Tim Hortons must be given not less than 21 days nor more than 60 days prior to the meeting to each director, auditor and to each shareholder entitled to vote at the meeting.

Under the CBCA, the directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but the record date must not precede by more than 60 days or less than 21 days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders will be at the close of business on the day

Same as for Tim Hortons.

TIM HORTONS	HOLDINGS

immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

Stockholder/Shareholder Action by Written Consent
Under the CBCA, shareholder action without a meeting may be taken by written resolution signed by all shareholders who would be entitled to vote on the relevant issue at a meeting (other than where a written statement is submitted by a director or auditor giving reasons for resigning or for opposing any proposed action or resolution, in accordance with the CBCA). The Tim Hortons by-laws reflect the CBCA provisions in this regard.	Same as for Tim Hortons.

Advance Notice Requirements for Director Nominations and Other Proposals by Stockholders/Shareholders

Under the CBCA, proposals with respect to the nomination of candidates for election to the board of directors may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit a proposal, a shareholder must be the registered or beneficial holder of, or have the support of the registered or beneficial holders of, (i) at least 1% of the total number of outstanding voting shares of the corporation; or (ii) voting shares whose fair market value is at least C$2,000 and such registered or beneficial holder(s) must have held such shares for at least six months immediately prior to the day upon which the shareholder submits the proposal. In order for a proposal to include nominations of directors, it must be signed by one or more holders of shares representing not less than 5% of the shares (or shares of a class) entitled to vote at the special meeting.

A proposal under the CBCA must include the name and address of the person submitting the proposal, the names and addresses of the person’s supporters (if applicable), the number of shares of the corporation owned by such persons, the date upon which such shares were acquired and such other information as may be required in the by-laws.

If the proposal is submitted at least 90 days before the anniversary date of the notice of meeting sent to shareholders in connection with the previous annual meeting and the proposal meets other specified requirements, then the corporation shall either set out the proposal in the proxy circular of the corporation or attach the proposal thereto. In addition, if so requested

Same as for Tim Hortons, with the exception that, for purpose of providing advance notice for director nominations, to be timely, a shareholder’s notice to the secretary must be made: (i) in the case of an annual meeting of shareholders, not less than 90 days and not more than 120 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “notice date”) on which the first public announcement (as defined in the Holdings by-laws) of the date of the annual meeting of shareholders was made, notice by the nominating shareholder may be made not later than the close of business on the tenth day following the notice date; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the sixtieth day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

Notwithstanding the foregoing, in the event that less than 70 days’ notice of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the earlier of the day on which such notice or public announcement of the date of the meeting was mailed or made (as applicable). The time periods for the giving of notice by a nominating shareholder set out above shall in all cases be determined based on the

TIM HORTONS	HOLDINGS

by the person submitting the proposal, the corporation shall include in or attach to the proxy circular a statement in support of the proposal by the person and the name and address of the person.

If a corporation refuses to include a proposal in a management proxy circular, the corporation shall notify the person in writing within 21 days after its receipt of the proposal (or proof of the person’s ownership of securities) of its intention to omit the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court and a court may restrain the holding of the special meeting and make any further order it sees fit. In addition, a corporation may apply to a court for an order permitting the corporation to omit the proposal from the management proxy circular and the court may make such order as it determines appropriate.

The Tim Hortons by-laws require shareholders wishing to nominate directors for a meeting of shareholders to give timely advance notice in writing to the Secretary of Tim Hortons. To be timely, a shareholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of Tim Hortons (i) in the case of an annual meeting of shareholders, not later than the close of business on the 30th day nor earlier than the opening of business on the 65th day prior to the date of the annual meeting of shareholders; provided, however, that if the first public announcement of the date of such meeting is less than 40 days prior to the annual meeting, the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by Tim Hortons; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the tenth day following the day on which public announcement of the date of the special meeting is first made by Tim Hortons.

original date of the applicable annual meeting of shareholders or special meeting of shareholders, as applicable.

Compulsory Acquisitions
The CBCA provides that if, within 120 days after the date of a take-over bid made to shareholders of a corporation, the bid is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the bid relates, the offeror is entitled to acquire (on the same terms on which the offeror acquired shares under the take-over bid) the shares held	Same as for Tim Hortons.

TIM HORTONS	HOLDINGS

by those holders of shares of that class who did not accept the take-over bid. If a shareholder who did not accept the take-over bid (a dissenting offeree) does not receive an offeror’s notice, with respect to a compulsory acquisition (as described in the preceding sentence), that shareholder may require the offeror to acquire those shares on the same terms under which the offeror acquired (or will acquire) the shares owned by the shareholders who accepted the take-over bid.

Stockholder/Shareholder Approval of Business Combinations; Fundamental Changes

Under the CBCA, certain fundamental changes such as articles amendments, certain by-law amendments, certain amalgamations (other than with certain affiliated corporations), continuances to another jurisdiction and sales, leases or exchanges of all or substantially all of the property of a corporation (other than in the ordinary course of business) and other extraordinary corporate actions such as liquidations, dissolutions and arrangements (if ordered by a court) are required to be approved by special resolution. A special resolution is a resolution (i) passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose or (ii) signed by all shareholders entitled to vote on the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights (unless in certain cases the share provisions with respect to such class or series of shares otherwise provides).

In addition, the CBCA provides that, where it is not practicable for a corporation (that is not an insolvent corporation) to effect such a fundamental change under any other provision contemplated under the CBCA, the corporation may apply to a court for an order approving an arrangement.

In general, a plan of arrangement is approved by a corporation’s board of directors and then is submitted to a court for approval. It is not unusual for a corporation in such circumstances to apply to court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. The court determines to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained, and also determines whether any shareholders may dissent from

Same as for Tim Hortons.

TIM HORTONS	HOLDINGS

the proposed arrangement and receive payment other fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

Subject to approval by the persons entitled to notice and to issuance of the final order, articles of arrangement are executed and filed by the corporation. The articles of arrangement must contain details of the plan, the court’s approval and the manner in which the plan was approved, if so required by the court order. Finally, the articles of arrangement are filed with Industry Canada, which after such filing issues a certificate of arrangement. The arrangement becomes effective on the date shown in the certificate of arrangement.

Special Vote Required for Combinations with Interested Stockholders/Shareholders

Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) of the Canadian Securities Administrators contains detailed requirements in connection with “related party transactions.” A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. “Related party” as defined in MI 61-101 includes (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 requires, subject to certain exceptions, specific detailed disclosure in the proxy (information) circular sent to security holders in connection with a related party transaction where a meeting is required and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy circular. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast.

Same as for Tim Hortons.

TIM HORTONS	HOLDINGS
Preemptive Rights of Stockholders/ Shareholders
Under the CBCA, holders of Tim Hortons common shares are not entitled to statutory pre-emptive or subscription rights.	Same as for Tim Hortons.

Directors’ and Officers’ Liability and Indemnification

Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer or an individual acting in a similar capacity of another entity (an “indemnifiable person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the corporation or other entity, if: (i) the individual acted honestly and in good faith with a view to the best interests of such corporation (or the other entity, as the case may be); and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. An indemnifiable person may require the corporation to indemnify the individual in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation (or other entity, as the case may be) if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and the individual fulfills the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person against all costs, charges and expenses in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which such person is made a party by reason of being or having been a director or an officer of the corporation or other entity, if he or she fulfills the conditions set forth in (i) and (ii), above.

As permitted by the CBCA, the Tim Hortons by-laws require Tim Hortons to indemnify directors and officers of Tim Hortons, former directors or officers of Tim Hortons or other individuals who, at Tim Hortons request, act or acted as directors or officers or in a similar capacity of another entity against all costs, charges, and expenses reasonably incurred (including

Same as for Tim Hortons.

Holdings expects to enter into indemnification agreements with its directors, executive officers and with certain other officers and employees (including officers and employees of its subsidiaries) in substantially similar to the existing Tim Hortons indemnification agreements. The indemnification agreements will generally require that Holdings indemnify and hold an indemnitee harmless to the fullest extent permitted by law for liabilities arising out of the indemnitee’s association with Holdings or another entity where he or she acts or acted as a director or officer or in a similar capacity at Holdings’ request, if the indemnitee acted honestly and in good faith with a view to the best interests of Holdings or other entity, as the case may be and, with respect to a criminal or administrative action or proceeding that is enforced by monetary penalty, if the indemnitee had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses by Holdings.

TIM HORTONS	HOLDINGS

amounts paid to settle an action or satisfy a judgment) in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of their association with Tim Hortons or such other entity.

To be entitled to indemnification, the Tim Hortons by-laws state that such persons must have acted honestly and in good faith with a view to the best interest of Tim Hortons or the other entity, as the case may be, and, in any criminal or administrative action or proceeding that is enforced by a monetary penalty, they must have had reasonable grounds for believing that their conduct was lawful. As permitted by the CBCA, the by-laws also require Tim Hortons to advance money to such individual for costs, charges and expenses of any such proceeding but only upon receipt of an undertaking that he or she will repay the same if it is ultimately determined that such party is not entitled to indemnification. In the case of an action by or on behalf of Tim Hortons or the other entity, as the case may be, to procure a judgment in its favor to which the person is made a party because of his or her association with Tim Hortons or the other entity, as the case may be, if the individual fulfills the conditions set out in the Tim Hortons by-laws, Tim Hortons shall seek and obtain approval of a court before indemnifying the person against costs, charges and expenses he or she reasonably incurred in connection with such action or prior to advancing any moneys to such individual.

The rights of indemnification provided by the Tim Hortons by-laws are not exhaustive and are in addition to any rights to which a director, officer or other employee may otherwise be entitled by contract or as a matter of law. Irrespective of the provisions of the Tim Hortons by-laws, Tim Hortons may, at any time and from time to time, indemnify directors, officers, employees and other persons to the full extent permitted by the provisions of applicable law at the time in effect, whether on account of past or future transactions.

Stockholder/Shareholder Rights Agreement
The shareholder rights plan was entered into to provide holders of Tim Hortons, and the board of directors of Tim Hortons, with the time necessary to ensure that, in the event of a take-over bid (the Canadian term for a tender offer) for Tim Hortons, alternatives to the bid which may be in the best interests of Tim Hortons are identified and fully explored. The shareholder rights plan provided that one right to purchase a common share (a “share purchase right”) was to be issued in respect of	Holdings is not expected to adopt a shareholder rights plan upon the closing of the transactions. The Holdings board of directors could adopt a shareholder rights plan without prior shareholder approval at any future time. However, securities regulators in Canada will in most cases cease trade (i.e. terminate) a rights plan after a certain period of time to allow shareholders to decide whether they want to tender to a takeover bid. The CSA has recently proposed

TIM HORTONS	HOLDINGS

each of the outstanding Tim Hortons common shares to holders as of September 28, 2009, as well as in respect of each Tim Hortons common share issued after such date and prior to the Separation Time (as defined in the shareholder rights plan). The share purchase right may be exercisable in certain circumstances, including a person or group acquiring, or the commencement of a tender or exchange offer that would result in a person or group acquiring, beneficial ownership of 20% or more of the outstanding Tim Hortons common shares.

Upon exercise of a share purchase right, each share purchase right holder, other than the person or group triggering the shareholder rights plan, will have the right to receive upon exercise common shares with a market value equal to twice the then Exercise Price (as defined in the Share Purchase Plan) of the share purchase rights.

significant amendments to the take-over bid regime in Canada which, if adopted, would require all formal take-over bids to remain open for a minimum of 120 days (rather than 35 days) unless waived by the target board and a mandatory 50% minimum tender condition, among others. If these proposed rules are adopted, the importance of shareholder rights plans in Canada will be reduced.

Oppression Remedy

The CBCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to, or that unfairly disregard the interests of, any securityholder, director or officer of the corporation if an application is made to a court by a “complainant,” which includes:

•     a present or former registered holder or beneficial owner of securities of the corporation or any of its affiliates;

•     a present or former officer or director of the corporation or any of its affiliates;

•     the director appointed under the CBCA; and

•     any other person who in the discretion of the court is a proper person to make such application.

The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of those legal and equitable rights.

Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for interim costs on final disposition of the complaint (as in the case of a derivative action).

Same as for Tim Hortons.

TIM HORTONS	HOLDINGS
Quorum of Shareholders
The Tim Hortons by-laws provide that the presence, in person or by proxy, at the opening of a shareholders meeting of a minimum number of at least five shareholders, holding, in the aggregate, at least 51% of the shares entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of shares voting as a class holding, in the aggregate, at least 51% of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business	Holdings’ by-laws will provide that quorum for any meeting shall be persons present not being less than two shareholders in number and holding or representing by proxy shares to which are attached a majority of the votes attached to all the issued shares of Holdings enjoying voting rights at such meeting.

Inspection of Corporate Records
Under the CBCA, shareholders, creditors, and their representatives, after giving the required notice, may examine certain of the records of a corporation during usual business hours and take copies of extracts free of charge.	Same as Tim Hortons.

LEGAL MATTERS

Davies Ward Phillips & Vineberg LLP, counsel for Burger King Worldwide, will provide an opinion regarding the validity of the Holdings common shares and Partnership exchangeable units to be issued in the transactions.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at the date of this joint information statement/circular, no directors, executive officers or employees of Burger King Worldwide or any subsidiary thereof, or any associates of the foregoing, and no former directors, executive officers or employees of Burger King Worldwide or any subsidiary thereof, were indebted to Burger King Worldwide or any of its subsidiaries.

As at the date of this joint information statement/circular, no current or former directors, executive officers or employees of Tim Hortons or any subsidiary thereof, or any associates of the foregoing, and no former directors, executive officers or employees of Tim Hortons or any subsidiary thereof, are currently indebted to Tim Hortons or any of its subsidiaries other than “routine indebtedness” (as defined under Canadian securities laws) of certain employees.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of Tim Hortons are PricewaterhouseCoopers LLP, at their principal office in Toronto, Ontario, which is located at 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2. The auditors are independent of Tim Hortons in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States). The transfer agent and registrar for the Tim Hortons common shares is Computershare Trust Company of Canada, through its principal offices in Toronto, Ontario.

The auditors of Burger King Worldwide are KPMG LLP, at their principal office in Miami, FL which is located at 200 South Biscayne Boulevard #2000, Miami, Florida, USA 33131. KPMG LLP is independent of Burger King Worldwide in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States). The transfer agent and registrar for Burger King Worldwide common stock is Computershare Trust Company, N.A. through its principal offices in Providence, RI.

Upon consummation of the transactions, the auditors of Holdings and Partnership are expected to be KPMG LLP.

EXPERTS

Burger King Worldwide

The consolidated financial statements of Burger King Worldwide as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 have been incorporated in this joint information statement/circular by reference to the Annual Report on Form 10-K of Burger King Worldwide in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Tim Hortons

The financial statements, the financial statement schedule and management’s assessment of the effectiveness of internal controls over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint information statement/circular by reference to the Annual Report on Form 10-K of Tim Hortons for the year ended December 29, 2013, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

REGULATORY ACTIONS

Holdings has not had since its incorporation any penalties or sanctions imposed on it by, or entered into any settlement agreements with, a court or a securities regulator relating to securities laws. In the past three years, neither Tim Hortons or Burger King Worldwide have had any penalties or sanctions imposed on them by, or entered into any settlement agreements with, a court or a securities regulator relating to securities laws.

ENFORCEABILITY OF CIVIL LIABILITIES

CERTAIN OF THE PERSONS WHO MAY BE DIRECTORS AND EXECUTIVE OFFICERS OF HOLDINGS AND PARTNERSHIP MAY BE NON-RESIDENTS OF THE UNITED STATES. ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF SUCH NON-RESIDENT PERSONS AND OF HOLDINGS AND PARTNERSHIP MAY BE LOCATED OUTSIDE THE UNITED STATES. AS A RESULT, IT MAY NOT BE POSSIBLE TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON SUCH PERSONS, HOLDINGS OR PARTNERSHIP, OR TO ENFORCE AGAINST SUCH PERSONS, HOLDINGS OR PARTNERSHIP IN U.S. COURTS JUDGMENTS OBTAINED IN SUCH COURTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF THE FEDERAL SECURITIES LAWS OF THE UNITED STATES. HOLDINGS AND PARTNERSHIP HAVE BEEN ADVISED BY COUNSEL THAT THERE IS DOUBT AS TO THE ENFORCEABILITY IN CANADA, IN ORIGINAL ACTIONS OR IN ACTIONS FOR ENFORCEMENT OF JUDGMENTS OF U.S. COURTS, OF LIABILITIES PREDICATED SOLELY UPON THE SECURITIES LAWS OF THE UNITED STATES.

HOUSEHOLDING OF JOINT INFORMATION STATEMENT/CIRCULAR

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to satisfy the delivery requirements for proxy materials with respect to two or more shareholders sharing the same address by delivering a single set of proxy materials addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies.

Burger King Worldwide has adopted SEC householding procedures. As a result of these householding procedures, a number of brokers with account holders who are Burger King Worldwide stockholders will be “householding” this joint information statement/circular. A single joint information statement/circular may be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Burger King Worldwide will promptly deliver, upon written or oral request to the address or telephone number below, a separate copy of this joint information statement/circular to a shareholder at a shared address to which a single joint information statement/circular was delivered. Requests for additional copies and/or notice that a shareholder wishes to receive a separate annual report or proxy statement in the future should be directed to: Burger King Worldwide, Inc., Attention: Investor Relations, at 5505 Blue Lagoon Drive, Miami, FL 33126, or by telephone to Burger King Worldwide’s Investor Relations department at (305) 378-7696. Shareholders who currently receive multiple copies of the proxy materials at their address and would like to request “householding” of their communications should contact their broker.

Prior to its public company reorganization in 2009, when Tim Hortons was an SEC-registered U.S. public company, Tim Hortons had adopted householding procedures. While Canada does not have similar provisions, Tim Hortons is allowed to ask shareholders for their consent to its use of householding to reduce printing and mailing costs. Tim Hortons is only able to provide householding to registered shareholders. Registered shareholders of Tim Hortons can request the service by marking their preference on the proxy form in this package. Registered shareholders of Tim Hortons can also call Computershare at (781) 575-3100 (or toll-free at (888) 705-1022), or send a note to Computershare at 250 Royal Street, Canton, MA USA 02021. Tim Hortons will continue to follow such shareholders’ instructions regarding householding until they tell Tim Hortons otherwise.

SHAREHOLDER PROPOSALS

Burger King Worldwide

If the arrangement and merger are completed, Burger King Worldwide will become an indirect subsidiary of Holdings and will not have any public stockholders. As a result, there will be no public participation in any future meetings of Burger King Worldwide stockholders.

However, if the arrangement and the merger are not completed and Burger King Worldwide does hold an annual meeting of stockholders in 2015, proposals of stockholders intended to be presented at the 2015 annual meeting of stockholders of Burger King Worldwide pursuant to Rule 14a-8 promulgated under the Exchange Act, must be received by Burger King Worldwide no later than the close of business on December 2, 2014, and must comply with the requirements of Rule 14a-8. Written requests for inclusion should be addressed to: Burger King Worldwide, Inc., 5505 Blue Lagoon Drive, Miami, FL 33126. Any such proposal should be sent to the attention of Burger King Worldwide’s corporate secretary.

Pursuant to the bylaws of Burger King Worldwide, stockholder proposals submitted for consideration at the 2015 meeting (if held) but not submitted for inclusion in Burger King Worldwide’s proxy statement pursuant to Rule 14a-8, including stockholder nominations for candidates for election as directors, generally must be delivered to the Burger King Worldwide corporate secretary not later than 90 days nor earlier than 120 days before the first anniversary of the date of the 2014 annual meeting of stockholders. As a result, notice given by a stockholder pursuant to the provisions of Burger King Worldwide’s bylaws, rather than pursuant to Rule 14a-8, must be received no earlier than January 15, 2015, and no later than February 14, 2015. Burger King Worldwide’s bylaws require that any stockholder proposal must set forth a brief description of the business desired to be brought before the annual meeting, the name and address of the proposing stockholder as they appear in Burger King Worldwide’s records, the number of shares of Burger King Worldwide common stock that the stockholder owns, any material interest the stockholder has in the proposal and whether the stockholder intends to deliver a proxy statement and form of proxy to holders of at least the percentage of voting shares required to approve the proposal. In addition to these requirements, a stockholder intending to nominate a person for election as a director must also provide the name, age, address and principal occupation or employment of the person who the stockholder proposes to nominate, as well as the number of shares of Burger King Worldwide common stock that that person owns.

Tim Hortons

If the arrangement and merger are completed, Tim Hortons will become an indirect subsidiary of Holdings and will not have any public shareholders. As a result, there will be no public participation in any future meetings of Tim Hortons shareholders.

However, if the arrangement and the merger are not completed and Tim Hortons does hold an annual meeting of shareholders in 2015, the CBCA permits eligible shareholders to submit shareholder proposals to Tim Hortons, which proposals may be included in a management proxy circular relating to the annual meeting of shareholders. In order to make a proposal, a shareholder must hold, or have the support of persons who, in the aggregate, including or not including the shareholder hold, at least 1% of the outstanding voting shares or the fair market value of the shares held must be at least C$2,000 and such shares must have been held for at least six months. A shareholder proposal to nominate a director must be signed by one or more holders of shares representing in the aggregate not less than 5% of the shares entitled to vote at the meeting and must otherwise comply with the requirements of Tim Hortons by-laws. The final date by which Tim Hortons must receive shareholder proposals, other than proposals including nominations for the election of directors, for the annual meeting of shareholders to be held in 2015, if any, is December 12, 2014. Pursuant to the Tim Hortons by-laws, the final date for receipt by Tim Hortons of proposals for nominations for election of directors is the close of business on the 30th day (but not earlier than the opening of business on the 65th day) prior to the date of the Tim Hortons 2015 annual meeting of shareholders , provided that if the first public announcement of the date of such annual meeting is made by Tim Hortons less than 40 days prior to the date of such annual meeting, any proposal for nominations for election of directors must be received by Tim Hortons by the close of business of the tenth day following the day on which public announcement of the date of such annual meeting was first made.

WHERE YOU CAN FIND MORE INFORMATION

Tim Hortons and Burger King Worldwide file annual, quarterly and special reports, proxy statements and other information with the SEC and Tim Hortons files continuous disclosure documents and other information with securities commissions or similar authorities in Canada. Such documents are available to the public on the SEC’s website at www.sec.gov and Tim Hortons documents are also available to the public on SEDAR at www.sedar.com. The information contained on the SEC’s website is expressly not incorporated by reference into this joint information statement/circular. You may also read and copy any of this information filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room.

Holdings and Partnership have filed with the SEC a registration statement of which this joint information statement/circular forms a part. The registration statement registers the Holdings common shares and the Partnership exchangeable units to be issued or that are issuable in connection with the transactions. The registration statement, including the attached exhibits, contains additional relevant information about Holdings, Partnership, Holdings common shares and Partnership exchangeable units. The rules and regulations of the SEC allow Tim Hortons and Burger King Worldwide to omit certain information included in the registration statement from this joint information statement/circular. As allowed by SEC rules, this joint information statement/circular does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You may inspect and copy the registration statement at any of the addresses listed above.

The SEC and the CSA allow Tim Hortons and Burger King Worldwide to incorporate by reference the information Tim Hortons and Burger King Worldwide file with it, which means that Tim Hortons and Burger King Worldwide can disclose important information to you by referring you to other documents filed separately with the SEC and the CSA. You should read the information incorporated by reference because it is an important part of this joint information statement/circular.

The following documents, which have been filed with the SEC by Tim Hortons (SEC File No. 000-32843) and Burger King Worldwide (SEC File No. 000-35511), and, for purposes of the management proxy circular, with the CSA by Tim Hortons under its SEDAR profile, are hereby incorporated by reference into this joint information statement/circular.

Tim Hortons

•	Tim Hortons Annual Report on Form 10-K for the fiscal year ended December 29, 2013, filed with the SEC on February 25, 2014, as amended by the amendment to the Annual Report on Form 10-K/A for the fiscal year ended December 29, 2013, filed with the SEC on March 21, 2014;

•	Tim Hortons Quarterly Reports on Form 10-Q for the quarterly periods ended March 30, 2014 and June 29, 2014, filed with the SEC on May 7, 2014 and August 6, 2014, respectively; and

•	Tim Hortons Current Reports on Form 8-K, filed with the SEC on February 25, 2014 (as amended on March 19, 2014), March 14, 2014 (as amended on May 23, 2014), March 21, 2014, March 28, 2014, May 1, 2014, May 2, 2014, May 6, 2014, May 7, 2014, May 7, 2014, May 14, 2014, August 6, 2014, August 25, 2014, August 26, 2014, August 24, 2014, September 2, 2014, September 15, 2014 and September 16, 2014 (in each case other than the portions of these documents not deemed to be filed).

Burger King Worldwide

•	Burger King Worldwide’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014;

•	Burger King Worldwide’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2014 and June 30, 2014, filed with the SEC on April 25, 2014 and August 1, 2014, respectively; and

•	Burger King Worldwide’s Current Reports on Form 8-K, filed with the SEC on May 16, 2014, August 25, 2014, August 26, 2014, August 26, 2014, August 29, 2014, September 15, 2014, September 16, 2014, October 15, 2014, October 21, 2014, October 28, 2014 and October 31, 2014 (in each case other than the portions of these documents not deemed to be filed).

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this joint information statement/circular or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

Any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC by Tim Hortons or Burger King Worldwide pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint information statement/circular and prior to the earlier of the effective time and the termination of the arrangement agreement, shall also be deemed incorporated by reference. Equivalent documents will be filed with the CSA by Tim Hortons under its SEDAR profile and shall also be deemed incorporated by reference. Information in such future filings updates and supplements the information provided in this joint information statement/circular. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document previously filed with the SEC or the CSA by Tim Hortons or Burger King Worldwide, as applicable, that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

You can obtain any of the documents incorporated by reference into this joint information statement/circular through Burger King Worldwide or Tim Hortons, as the case may be, or from the SEC through the SEC’s website at the address described above or from the CSA through the SEDAR website at the address described above. Documents incorporated by reference are available from Tim Hortons or Burger King Worldwide without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint information statement/circular.

Tim Hortons and Burger King Worldwide will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to:

Tim Hortons Inc. 874 Sinclair Road Oakville, ON, Canada (905) 339-4940 Attn: Investor Relations	Burger King Worldwide, Inc. 5505 Blue Lagoon Drive Miami, FL 33126 (305) 378-3000 Attn: Investor Relations

If you would like to request documents, please do so by [—], 2014, in order to receive them before the Tim Hortons special meeting.

Approval by the Burger King Worldwide and Tim Hortons Boards of Directors

The contents and the sending of this joint information statement/circular were approved by the Tim Hortons board of directors on [—], 2014 and the Burger King Worldwide board of directors on August 25, 2014.

DATED at Oakville, Ontario this [—], 2014.

DATED at Miami, Florida this [—], 2014.

Annex A

EXECUTION COPY

ARRANGEMENT AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BURGER KING WORLDWIDE, INC.,

1011773 B.C. UNLIMITED LIABILITY COMPANY,

NEW RED CANADA PARTNERSHIP,

BLUE MERGER SUB, INC.,

8997900 CANADA INC.

AND

TIM HORTONS INC.

AUGUST 26, 2014

(Cont’d)

(Cont’d)

(Cont’d)

Page
Schedule F—Voting Trust Agreement
Schedule G—New Holdings Articles of Amendment
Schedule H—New Holdings Bylaws
Schedule I—Partnership Agreement

ARRANGEMENT AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT is made as of August 26, 2014 by and among Burger King Worldwide, Inc., a corporation incorporated under the laws of Delaware (“Parent”), 1011773 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of British Columbia (“Holdings”), New Red Canada Partnership, a general partnership organized under the laws of Ontario and wholly-owned Subsidiary of Holdings (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly-owned Subsidiary of Partnership (“Merger Sub”), 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly-owned Subsidiary of Partnership (“Amalgamation Sub” and, together with Parent, Holdings, Partnership and Merger Sub, the “Parent Parties”), and Tim Hortons Inc., a corporation organized under the laws of Canada (the “Company”). Defined terms used in this Agreement shall have the meanings ascribed to them in Section 1.1.

W I T N E S S E T H:

WHEREAS, the parties desire to enter into a business combination transaction (the “Combination”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of the Combination, the Parties intend that the Company proceed with an arrangement under section 192 of the CBCA involving the acquisition by Amalgamation Sub of all of the issued and outstanding shares of the Company followed by an amalgamation of the Company and Amalgamation Sub, pursuant to and in the manner provided for in the Plan of Arrangement;
WHEREAS, in furtherance of the Combination, the Parties intend that Merger Sub be merged with and into Parent, with Parent being the surviving corporation (the “Merger”) and a Subsidiary of Holdings;

WHEREAS, the Company Board of Directors has unanimously (i) determined that the Arrangement is in the best interests of the Company and that the consideration to be received by the Company Shareholders pursuant to this Arrangement is fair, from a financial point of view, to the Company Shareholders, and (ii) resolved to recommend that the Company Shareholders vote in favor of the Arrangement Resolution, in each case upon the terms and subject to the conditions of this Agreement;

WHEREAS, the Parent Board of Directors has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Arrangement and the Merger, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, its stockholders, and (iii) resolved to recommend that its stockholders adopt this Agreement, in each case upon the terms and subject to the conditions of this Agreement;

WHEREAS, the respective boards of directors of each of Holdings and Merger Sub have unanimously, and Holdings, as a general partner and on behalf of Partnership, has, and the sole shareholder of Amalgamation Sub has, approved this Agreement, the Arrangement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, within three (3) Business Days following the date of this Agreement and in furtherance of the Combination, the directors of the Company (the “Specified Company Shareholders”) shall enter into voting agreements with Parent providing that, among other things, the Specified Company Shareholders will vote their Company Common Shares in favor of the Arrangement and the other transactions contemplated by this Agreement upon the terms and subject to the conditions set forth therein substantially in the form attached hereto as Schedule B (the “Company Voting Agreements”);

WHEREAS, within twenty-four (24) hours, following the execution of this Agreement, the holders of a majority of the outstanding Parent Common Shares will execute and deliver to Parent and the Company the Parent Shareholder Voting Agreement; and

WHEREAS, the Company, Parent, Holdings, Partnership, Merger Sub, and Amalgamation Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions. For purposes of this Agreement:

“1933 Securities Act” means the United States Securities Act of 1933.

“1934 Exchange Act” means the United States Securities Exchange Act of 1934.

“2014 Share Repurchase Program” means the repurchase program of the Company of up to C$440,000,000 of Company Common Shares that commenced on February 28, 2014.

“Acceptable Confidentiality Agreement” means one or more executed confidentiality agreements on customary terms that are not materially less favorable in the aggregate to the Disclosing Party (as defined in the Non-Disclosure Agreement) than those contained in the Non-Disclosure Agreement.

“Adjusted EBITDA” means earnings (net income or loss) before interest, taxes, and depreciation and amortization, excluding (i) the impact of share-based compensation and non-cash incentive compensation expense, and other operating (income) expenses, and (ii) all other specifically identified costs associated with non-recurring projects such as severance payments, expenses incurred or reimbursed by the Company in connection with the Combination, including without limitation with respect to this Agreement and the transactions contemplated hereby. For purposes of this definition, other (income) expense, net includes income expenses that are not directly derived from the Company’s primary businesses, such as foreign currency adjustments, gains and losses on asset sales, and other asset write-offs.

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act in respect of the transactions contemplated by this Agreement.

“Affected Employees” shall have the meaning ascribed to it in Section 7.4(a).

“Affiliate” means with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided that (a) each Parent Party (other than Parent) shall be deemed to be an “Affiliate” of Parent for purposes of this Agreement and (b) prior to the Closing, the Parent Parties shall not be deemed to be “Affiliates” of the Company for purposes of this Agreement.

“Agreement” means this Arrangement Agreement and Plan of Merger (including the Schedules attached hereto and the Company Disclosure Letter and Parent Disclosure Letter delivered concurrently herewith) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Alternative Acquisition Agreement” shall have the meaning ascribed to it in Section 6.4(a)(iv).

“Alternative Financing” means alternative financing and/or additional sources of funds pursued solely during the Alternative Financing Period, if any, in an amount or amounts sufficient, together with the net proceeds contemplated by the Equity Purchase Agreement and Company and Parent cash, to allow Parent to pay the Required Payments.

“Alternative Financing Period” means the period beginning on the date of any Closing Failure Notice and ending on the earliest to occur of (1) the tenth Business Day after delivery of a Closing Failure Notice if Parent has not commenced (or if commenced, has ceased to diligently pursue) Financing Proceedings prior to or as of such date, (2) if Parent has commenced (and not ceased to diligently pursue) Financing Proceedings prior to or as of the tenth Business Day after the delivery of a Closing Failure Notice, the date that is four months after the delivery of a Closing Failure Notice, (3) following the tenth Business Day after the delivery of a Closing Failure Notice, the date on which Parent has ceased to diligently pursue Financing Proceedings, and (4) the date on which the proceeds of all or part of the Debt Financing and/or the Alternative Financing in an aggregate amount or amounts sufficient, together with the net proceeds contemplated by the Equity Purchase Agreement and Company and Parent cash, to allow Parent to pay the Required Payments, are obtained.

“Amalgamation Sub” shall have the meaning ascribed to it in the preamble.

“Arrangement” means an arrangement of the Company under section 192 of the CBCA upon the terms and subject to the conditions set forth in the Plan of Arrangement as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms and the terms of this Agreement.

“Arrangement Cash Consideration” means C$65.50 per Company Common Share.

“Arrangement Consideration” means, collectively, the Arrangement Cash Consideration and the Arrangement Share Consideration.

“Arrangement Exchange Agent” means the bank or trust company, reasonably acceptable to the Company, appointed by Parent prior to the Effective Time, to act as exchange agent for the payment and delivery of the Arrangement Cash Consideration and the Arrangement Share Consideration.

“Arrangement Resolution” means the special resolution of the Company to be considered and, if thought fit, passed by the Company Shareholders at the Company Meeting to approve the Arrangement, to be substantially in the form and substance of Schedule A hereto.

“Arrangement Share Consideration” means 0.8025 Holdings Common Shares per Company Common Share.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Director after the Final Order is made, which shall be in form and substance satisfactory to Parent and the Company, each acting reasonably.

“Authorizations” shall have the meaning ascribed to it in Section 3.11(b).

“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

“Burdensome Impact” means a direct (and, for the avoidance of doubt, not consequential or indirect) reduction in the Company’s (assuming for this purpose that it remained a stand-alone enterprise) full calendar year Adjusted EBITDA (less Capital Expenditures), relative to what the such Adjusted EBITDA (less Capital Expenditures) would have been absent such direct (and not consequential or indirect) reduction, of greater than

C$140 million, for any of the full calendar years ended December 31, 2015, December 31, 2016 or December 31, 2017; provided, that (i) the cost of the commitments set out in Section 7.2 of the Company Disclosure Letter shall not either alone or in combination be taken into account in determining whether there has been, or would reasonably be expected to be, any Burdensome Impact; (ii) the expenditures and costs of any matters and related amounts included in the Company’s current strategic plan shall not either alone or in combination be taken into account in determining whether there has been, or would reasonably be expected to be, any Burdensome Impact; and (iii) for the avoidance of doubt, for purposes of this definition, if any undertaking or commitment is not expressed as an annualized commitment, but, rather, is expressed to be satisfied over the applicable term of such undertaking or commitment, the related expenditure or cost will be divided on an equal annualized basis over such applicable term. With respect to clause (iii), for example, if a capital expenditure commitment (not otherwise excluded from the determination of Burdensome Impact by clauses (i) or (ii) hereof) is for C$180 million over a 3-year period, then it shall be counted as C$60 million per each such year.

“Business Day” means a day other than a Saturday, a Sunday or any other day on which major commercial banking institutions in Toronto, Ontario or New York, New York are authorized by law to be closed.

“C$” means Canadian dollars, the lawful currency of Canada.

“Canada Transportation Act” means the Canada Transportation Act (Canada), 1996, c.10.

“Canada Transportation Act Approval” means that the Minister of Transport shall have provided (a) notice under subsection 53.1(4) of the Canada Transportation Act that the Minister is of the opinion that the transactions contemplated by this Agreement do not raise issues with respect to the public interest as it relates to national transportation or (b) approval of the transactions contemplated by this Agreement under subsection 53.2(7) of the Canada Transportation Act.

“Canadian Securities Laws” means the Securities Act and all other applicable Canadian provincial securities Laws.

“Capitalization Date” shall have the meaning ascribed to it in Section 3.3(a).

“Capital Expenditures” means the amount of all expenditures of the Company and its Subsidiaries for tangible or fixed or capital assets which, in accordance with GAAP, would be classified as capital expenditures on the consolidated balance sheet of the Company.

“CBCA” means the Canada Business Corporations Act.

“Certificate” shall have the meaning ascribed to it in Section 2.3(e)(iii).

“Certificate of Merger” shall have the meaning ascribed to it in Section 2.3(b)(i).

“Circular” means the notice of meeting and accompanying information circular (including all schedules, appendices and exhibits thereto) to be sent to the Company Shareholders in connection with the Company Meeting, including any amendments or supplements thereto.

“Closing” shall have the meaning ascribed to it in Section 2.4.

“Closing Failure Notice” shall have the meaning ascribed to it in Section 2.4.

“Closing Date” shall have the meaning ascribed to it in Section 2.4.

“Code” means the United States Internal Revenue Code of 1986.

“Combination” shall have the meaning ascribed to it in the recitals.

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any Person designated by the Commissioner to act on his behalf.

“Common Units” means the common units of Partnership having substantially the rights, privileges, restrictions and conditions set forth in the Partnership Agreement.

“Company” shall have the meaning ascribed to it in the preamble.

“Company Acquisition Proposal” means, at any time any bona fide proposal, offer, inquiry or indication of interest with respect to (a) any acquisition by any Person or group of Persons (other than the Parent Parties) of the Company’s voting equity securities (or securities convertible into or exchangeable or exercisable for the Company’s voting equity securities) representing 20% or more of the Company’s voting equity securities then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for such voting equity securities), (b) any acquisition by any Person or group of Persons (other than the Parent Parties) of any assets of the Company or one or more of its Subsidiaries (including Equity Interests of any Subsidiary of the Company) individually or in the aggregate contributing 20% or more of the consolidated revenue or representing 20% or more of the assets of the Company and its Subsidiaries taken as a whole (in each case based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record) (or any lease, license, royalty, long-term supply agreement or other arrangement having a similar economic effect), in each case of subclauses (a) and (b), whether by plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, in each case excluding the Arrangement and the other transactions contemplated by this Agreement, or (c) any combination of the foregoing, in each case of subclauses (a) and (b), whether in a single transaction or a series of related transactions.

“Company Adverse Recommendation Change” shall have the meaning ascribed to it in Section 6.4(d).

“Company Annual Financial Statements” means the audited consolidated financial statements of the Company for the years ending December 29, 2013 and December 30, 2012, together with the notes thereto.

“Company Articles of Incorporation” shall have the meaning ascribed to it in Section 3.1.

“Company Benefit Agreement” shall have the meaning ascribed to it in Section 3.13(j).

“Company Benefit Plan” shall have the meaning ascribed to it in Section 3.13(j).

“Company Board of Directors” means the board of directors of the Company.

“Company Bylaws” shall have the meaning ascribed to it in Section 3.1.

“Company Class A Preferred Share” shall have the meaning ascribed to it in Section 3.3(a).

“Company Common Shares” means the common shares in the capital of the Company.

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been delivered to Parent concurrently with the execution of this Agreement.

“Company DSU” means, at any time, each deferred stock unit with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested.

“Company Equity Awards” shall have the meaning ascribed to it in Section 3.3(a).

“Company Fairness Opinions” means the opinions of the Company Financial Advisors to the effect that, as of the date of such opinions and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth therein, the consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders.

“Company FDD” shall have the meaning ascribed to it in Section 3.19(h).

“Company Financial Advisors” shall have the meaning ascribed to it in Section 3.26.

“Company Financial Statements” means the Company Annual Financial Statements and the Company Interim Financial Statements.

“Company Franchise” shall have the meaning ascribed to it in Section 3.19(a).

“Company Franchisee” shall have the meaning ascribed to it in Section 3.19(h).

“Company Indemnified Party” shall have the meaning ascribed to it in Section 7.5(a).

“Company Intellectual Property” shall have the meaning ascribed to it in Section 3.16(a).

“Company Interim Financial Statements” means the unaudited interim consolidated financial statements of the Company for the quarterly period ended June 30, 2014, together with the notes thereto.

“Company Material Adverse Effect” means any fact, circumstance, change, effect, event or occurrence that individually or in the aggregate with all other changes, effects, events or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect for purposes of this clause (a): any fact, circumstance, change, effect, event or occurrence directly arising out of or directly resulting from (i) general economic, credit, capital or financial markets or political conditions in Canada or elsewhere in the world, including with respect to interest rates or currency exchange rates, (ii) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism, (iii) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of this Agreement, (iv) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date of this Agreement, (v) general conditions in the industries in which the Company and its Subsidiaries primarily operate, (vi) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes after the date of this Agreement in the market price or trading volume of the Company Common Shares or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect), (vii) the negotiation, execution, announcement, performance or pendency of this Agreement or the consummation of the transactions contemplated hereby (it being understood that the exception in this clause (vii) shall not apply to the representations and warranties in Section 3.5), (viii) any action taken by the Company or its Subsidiaries at Parent’s written request or any other action taken by any Party required by this Agreement, (ix) any pandemic or widespread illness, or (x) the identity of, or any facts or circumstances relating to the Parent Parties or their respective Affiliates, except in the cases of clauses (i), (ii), (iii), (iv) or (v), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries primarily operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect), or (b) the ability of the Company to consummate the transactions contemplated by this Agreement, including the Arrangement.

“Company Material Contract” shall have the meaning ascribed to it in Section 3.10(a).

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with this Agreement and the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution.

“Company Optionholder” means a holder of one or more Company Options.

“Company Options” means, at any time, compensatory options to acquire Company Common Shares granted pursuant to the Company Stock Plans or otherwise which are, at such time, outstanding and unexercised, whether or not vested.

“Company Owned Real Property” shall have the meaning ascribed to it in Section 3.15(a).

“Company Preferred Shares” shall have the meaning ascribed to it in Section 3.3(a).

“Company PSU” means, at any time, each performance stock unit with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested.

“Company Public Disclosure Record” means all documents filed by or on behalf of the Company on SEDAR, filed or furnished to the SEC by or on behalf of the Company or incorporated by reference into such documents, on or after December 31, 2012 and publicly available prior to the date of this Agreement.

“Company Recommendation” means the unanimous recommendation of the Company Board of Directors that the Company Shareholders vote in favor of the Arrangement Resolution.

“Company RSU” means, at any time, each restricted stock unit with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested.

“Company SARs” means, at any time, stock appreciation rights relating to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which are, at such time, outstanding and unexercised, whether or not vested.

“Company Shareholder” means a holder of one or more Company Common Shares.

“Company Shareholder Approval” means the affirmative vote of at least 66 2⁄3% of the votes cast on the Arrangement Resolution by the Company Shareholders present in Person or represented by proxy at the Company Meeting.

“Company Specified Agreements” shall have the meaning ascribed to it in Section 3.19(a).

“Company Specified Leased Real Property” shall have the meaning ascribed to it in Section 3.15(b).

“Company Specified Real Property Landlord Leases” shall have the meaning ascribed to it in Section 3.15(c).

“Company Specified Real Property Leases” shall have the meaning ascribed to it in Section 3.15(b).

“Company Stock Plans” means the Company 2006 Stock Incentive Plan, the Company 2012 Stock Incentive Plan and the Company Non-Employee Director Deferred Stock Unit Plan.

“Company Superior Proposal” means any bona fide, written Company Acquisition Proposal (with references to “20%” in the definition of Company Acquisition Proposal being substituted with references to “50%” for purposes of this definition) made by a third party or third parties acting jointly (other than any Parent Party and any of their respective Affiliates) that the Company Board of Directors (or any committee thereof) determines in good faith and in the proper discharge of its fiduciary duties (after consultation with its financial advisor and outside legal counsel) (i) is reasonably likely to be consummated in accordance with its terms and (ii) is more favorable to the Company Shareholders from a financial point of view than the Arrangement, the Merger and the other transactions contemplated by this Agreement, taken as a whole, in each case taking into account all financial, legal, financing, regulatory and other aspects of such Company Acquisition Proposal (including the identity of the Person or group making the Company Acquisition Proposal) and of this Agreement (including any changes to the terms of this Agreement proposed by Parent).

“Company Superior Proposal Notice” shall have the meaning ascribed to it in Section 6.4(e).

“Company Termination Fee Event” shall have the meaning ascribed to it in Section 9.2(b).

“Company Voting Agreements” shall have the meaning ascribed to it in the recitals.

“Competition Act” means the Competition Act (Canada).

“Contract” means any legally binding contract, agreement, indenture, note, instrument, license, franchise, lease, arrangement, commitment, understanding or other right or obligation (whether written or oral) to which a Person is a party or by which a Person is bound or affected or to which any of its properties or assets is subject, but excluding any Company Benefit Agreement, Company Benefit Plan, Parent Benefit Agreement or Parent Benefit Plan.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, or (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Debt Commitment Letter” shall have the meaning ascribed to it in Section 5.4.

“Debt Financing” shall have the meaning ascribed to it in Section 5.4.

“Debt Financing Agreements” shall have the meaning ascribed to it in Section 5.4.

“Debt Financing Sources” shall have the meaning ascribed to it in Section 5.4.

“Debt Tender Offer” shall have the meaning ascribed to it in Section 7.17(a).

“DGCL” shall have the meaning ascribed to it in Section 2.3(a).

“Director” means the Director appointed pursuant to section 260 of the CBCA.

“Disclosure Letter” means the Company Disclosure Letter or Parent Disclosure Letter, as applicable.

“Dissent Rights” means the rights of dissent of the Company Shareholders in respect of the Arrangement pursuant to Article 4 of the Plan of Arrangement.

“Effective Date” means the date upon which the Arrangement becomes effective in accordance with the CBCA and the Final Order, which shall occur on the Closing Date.

“Effective Time” shall have the meaning ascribed to it in Section 1.1 of the Plan of Arrangement.

“Election Deadline” shall have the meaning ascribed to it in Section 2.3(f)(ii)(B).

“Election Form” shall have the meaning ascribed to it in Section 2.3(f)(ii)(A).

“Environmental Claims” shall have the meaning ascribed to it in Section 3.17(b).

“Environmental Law” shall have the meaning ascribed to it in Section 3.17(b).

“Equity Financing” shall have the meaning ascribed to it in Section 5.4.

“Equity Financing Source” shall have the meaning ascribed to it in Section 5.4.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar interest in any Person and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument, obligation or right the value of which is based on any of the foregoing.

“Equity Purchase Agreement” shall have the meaning ascribed to it in Section 5.4.

“ERISA” shall have the meaning ascribed to it in Section 3.13(a).

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b) or (c) of the Code (or, for purposes of Section 412 of the Code, under Section 414(m) or (o) of the Code) or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

“Exchange Agent” shall have the meaning ascribed to it in Section 2.3(f)(i).

“Exchange Fund” shall have the meaning ascribed to it in Section 2.3(f)(i).

“Exchangeable Election” means an election to receive the Exchangeable Security Consideration as contemplated by Section 2.3(f)(ii).

“Exchangeable Election Share” means a Parent Common Share with respect to which an Exchangeable Election has been validly made pursuant to Section 2.3(f)(ii) and not revoked or lost prior to the Election Deadline pursuant to Section 2.3(f)(ii).

“Exchangeable Security Consideration” shall have the meaning ascribed to it in Section 2.3(e)(iii)(B).

“Exchangeable Unit Election Number” shall have the meaning ascribed to it in Section 2.3(f)(iii).

“Exchangeable Unit Proration Factor” shall have the meaning ascribed to it in Section 2.3(f)(iii)(A).

“Exchangeable Units” means the exchangeable units of Partnership having substantially the rights, privileges, restrictions and conditions set forth in the Partnership Agreement.

“Exchanged Parent Option” shall have the meaning ascribed to it in Section 2.3(g)(i)(A).

“Exchanged Parent RSU” shall have the meaning ascribed to it in Section 2.3(g)(i)(B).

“Final Order” means the order of the Court in a form acceptable to the Company and Parent, each acting reasonably, approving the Arrangement under section 192(4) of the CBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court (following the prior written consent of the Company and Parent, such consent not to be unreasonably withheld, delayed or conditioned) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended (following the prior written consent of the Company and Parent, such consent not to be unreasonably withheld, delayed or conditioned) on appeal.

“Financing” shall have the meaning ascribed to it in Section 5.4.

“Financing Failure” shall have the meaning ascribed to it in Section 2.4.

“Financing Letters” shall have the meaning ascribed to it in Section 5.4.

“Financing Proceedings” means legal proceedings commenced by Parent (or any of the other Parent Parties) against the sources of the Debt Financing seeking to cause the Debt Financing to be funded as promptly as possible.

“Financing Sources” means the Debt Financing Sources and Equity Financing Sources, as applicable.

“Foreign Company Plan” shall have the meaning ascribed to it in Section 3.13(i).

“Foreign Parent Plan” shall have the meaning ascribed to it in Section 4.13(i).

“Form S-4” shall have the meaning ascribed to it in Section 2.5(b).

“Franchise Laws” shall have the meaning ascribed to it in Section 3.11(a).

“FTC Rule” shall have the meaning ascribed to it in Section 3.11(a).

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” means any international, multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any ministry, department, division, bureau, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, the NYSE, or any other stock exchange), domestic or foreign, exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel, arbitrator or arbitral body acting under the authority of any of the foregoing.

“Hazardous Materials” shall have the meaning ascribed to it in Section 3.17(b).

“Holdings” shall have the meaning ascribed to it in the preamble.

“Holdings Arrangement Options” means options to acquire Holdings Common Shares received in exchange for Company Options pursuant to the Plan of Arrangement.

“Holdings Common Share” means the common shares in the capital of Holdings.

“Holdings Consideration” shall have the meaning ascribed to it in Section 2.3(e)(iii)(A).

“Holdings Preferred Shares” means shares designated as preferred shares in the capital of Holdings.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnified Party” and “Indemnified Parties” shall have the meanings ascribed thereto in Section 7.5(a).

“Information Statement” a written information statement of the type contemplated by Rule 14c-2 of the 1934 Exchange Act containing the information specified in Schedule 14C under the 1934 Exchange Act concerning the form of Parent Shareholder Consent, the Merger and the other transactions contemplated by this Agreement.

“Intellectual Property” shall have the meaning ascribed to it in Section 3.16(e).

“Interim Order” means the interim order of the Court in a form reasonably acceptable to each of the Company and Parent to be issued following the application therefor contemplated by Section 2.2(d) providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the prior written consent of both the Company and Parent, such consent not to be unreasonably withheld, conditioned or delayed.

“Investment Canada Act” means the Investment Canada Act (Canada).

“Investment Canada Act Approval” means that the responsible Minister under the Investment Canada Act is satisfied, or the responsible Minister by expiry of the applicable review period under the Investment Canada Act shall be deemed to be satisfied, that the transactions contemplated by this Agreement are likely to be of net benefit to Canada.

“IRS” means the U.S. Internal Revenue Service.

“Joint Information Statement/Circular” shall have the meaning ascribed to it in Section 2.5(b).

“Knowledge” means, with respect to the Company, the actual knowledge of the Company’s officers listed on Section 1.1 of the Company Disclosure Letter and, with respect to Parent, the actual knowledge of the Parent officers listed on Section 1.1 of the Parent Disclosure Letter.

“Law” means any and all laws, statutes, codes, ordinances (including zoning), approvals, decrees, rules, regulations, bylaws, notices, policies, protocols, guidelines, treaties or other requirements of any Governmental Authority and any legal requirements arising under the common law or principles of law or equity.

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, license, sublicense, right to possession or any other encumbrance, right or restriction of any kind or nature whatsoever, whether contingent or absolute.

“Liquidation” means the distribution by Tim Hortons US LLC of its common shares of The TDL Group Co. to Tim Hortons Delaware Limited Partnership in liquidation of Tim Hortons US LLC.

“Litigation” shall have the meaning ascribed to it in Section 3.9.

“Marketing Period” means the first period of 20 consecutive Business Days after the date of this Agreement beginning on the first day on which (a) Parent shall have the Required Information and (b) the conditions set forth in Section 8.1 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in clause (a), (b) or (c) of Section 8.3 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such 20 consecutive Business Day period; provided that (i) November 28, 2014 shall be excluded as a Business Day and (ii) such period shall either end prior to December 19, 2014 or commence no earlier than January 5, 2015. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced (i) prior to the mailing of the Joint Information Statement/Circular, (ii) if, prior to the completion of the Marketing Period, the Company’s auditors shall have withdrawn any audit opinion contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the Company’s auditors or another independent public accounting firm reasonably acceptable to Parent, (iii) if prior to the completion of the Marketing Period, the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP, (iv) if the financial statements included in the Required Information that are available to Parent on the first day of the Marketing Period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such new 20 consecutive Business Day period, or (v) if prior to the completion of the Marketing Period, the Company shall have been delinquent in filing any annual financial statements, interim financial statements, management’s discussion and analysis or Annual Information Form in accordance with National Instrument 51-102—Continuous Disclosure Obligations, or any Annual Report on Form 10-K or Quarterly Report on Form 10-Q, in which case the Marketing Period shall not be deemed to commence unless and until all such delinquencies have been cured; provided that the Marketing Period shall end on any earlier date on which the placement of senior notes contemplated by the Debt Commitment Letter has been consummated if, as of or prior to such date, the Marketing Period would have ended (without giving effect to clause (b)).

“Merger” shall have the meaning ascribed to it in the recitals.

“Merger Consideration” shall have the meaning ascribed to it in Section 2.3(e)(iii)(B).

“Merger Effective Time” shall have the meaning ascribed to it in Section 2.3(b)(i).

“New Holdings Articles of Amendment” shall have the meaning ascribed to it in Section 7.13(c).

“Merger Sub” shall have the meaning ascribed to it in the preamble.

“New Holdings Bylaws” shall have the meaning ascribed to it in Section 7.13(d).

“NI 41-101” shall have the meaning ascribed to it in Section 7.7(c).

“No-Action Letter” shall mean a letter or other notification in writing from the Commissioner to Holdings, the Company or Parent, or any of their Affiliates as the case may be, that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of any of the transactions contemplated by this Agreement, and letter or other written notification having not been modified or withdrawn prior to Closing.

“Non-Disclosure Agreement” means the non-disclosure agreement dated as of July 9, 2014 among the Company, Parent and 3G Special Situations Fund II, L.P.

“Non-Election Share” means all Parent Common Shares with respect to which a valid Exchangeable Election has not been validly made and not revoked or lost prior to the Election Deadline pursuant to Section 2.3(f)(ii).

“Non-Prorated Exchangeable Units” shall have the meaning ascribed to it in Section 2.3(f)(iii).

“NYSE” means the New York Stock Exchange.

“Offering Documents” means prospectuses, private placement memoranda, information memoranda and packages and lender and investor presentations, in connection with the Financing.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, decrees or similar actions taken by, or applied by, any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“ordinary course of business”, or any phrase of similar import, means, with respect to an action taken or to be taken by any Person, that such action is consistent with the past practices of such Person (including with respect to amount and frequency) and is taken in the ordinary course of the normal day-to-day business and operations of such Person.

“Outside Date” shall have the meaning ascribed to it in Section 9.1(b)(i).

“Parent” shall have the meaning ascribed to it in the preamble.

“Parent Benefit Agreement” shall have the meaning ascribed to it in Section 4.13(j).

“Parent Benefit Plan” shall have the meaning ascribed to it in Section 4.13(j).

“Parent Board of Directors” means the board of directors of Parent.

“Parent Bonus Swap Programs” means the Parent 2012 Bonus Swap Program, the Parent 2013 Bonus Swap Program, the Parent 2014 Bonus Swap Program and any other bonus swap program adopted by Parent after the date hereof.

“Parent Book Entry Shares” shall have the meaning ascribed to it in Section 2.3(e)(iii).

“Parent Bylaws” shall have the meaning ascribed to it in Section 4.1.

“Parent Certificate of Incorporation” shall have the meaning ascribed to it in Section 4.1.

“Parent Common Share” means a share of common stock, par value U.S.$0.01, of Parent.

“Parent Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been delivered to the Company concurrently with the execution of this Agreement.

“Parent Equity Awards” shall have the meaning ascribed to it in Section 4.3(a).

“Parent Fairness Opinion” means the opinion of the Parent Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth therein, the consideration to be received by the Parent Shareholders under the Merger is fair, from a financial point of view, to such Parent Shareholders (other than Affiliates of Parent).

“Parent FDD” shall have the meaning ascribed to it in Section 4.19(h).

“Parent Financial Advisor” shall have the meaning ascribed to it in Section 4.26.

“Parent Franchise” shall have the meaning ascribed to it in Section 4.19(a).

“Parent Franchisee” shall have the meaning ascribed to it in Section 4.19(h).

“Parent Indemnified Party” shall have the meaning ascribed to it in Section 7.5(a).

“Parent Intellectual Property” shall have the meaning ascribed to it in Section 4.16(a).

“Parent Material Adverse Effect” means any fact, circumstance, change, effect, event or occurrence that individually or in the aggregate with all other changes, effects, events or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect for purposes of this clause (a): any fact, circumstance, change, effect, event or occurrence directly arising out of or directly resulting from (i) general economic, credit, capital or financial markets or political conditions in the United States or elsewhere in the world, including with respect to interest rates or currency exchange rates, (ii) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism, (iii) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of this Agreement, (iv) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date of this Agreement, (v) general conditions in the industries in which Parent and its Subsidiaries primarily operate, (vi) the failure, in and of itself, of Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes after the date of this Agreement in the market price or trading volume of the Parent Common Shares or the credit rating of Parent (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Parent Material Adverse Effect), (vii) the negotiation, execution, announcement, performance or pendency of this Agreement or the consummation of the transactions contemplated hereby (it being understood that the exception in this clause (vii) shall not apply to the representations and warranties in Section 4.5), (viii) any action taken by Parent or its Subsidiaries at the Company’s written request or any other action taken by any Party required by this Agreement, (ix) any pandemic or widespread illness, or (x) the identity of, or any facts or circumstances relating to the Company or its Affiliates, except in the cases of clauses (i), (ii), (iii), (iv) or (v), to the extent that Parent and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which Parent and its Subsidiaries primarily operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Parent Material Adverse Effect), or (b) the ability of Parent or any other Parent Party to consummate the transactions contemplated by this Agreement, including the Merger.

“Parent Material Contract” shall have the meaning ascribed to it in Section 4.10(a).

“Parent Options” means, at any time, compensatory options to acquire Parent Common Shares granted pursuant to the Parent Stock Plans or otherwise which are, at such time, outstanding and unexercised, whether or not vested.

“Parent Owned Real Property” shall have the meaning ascribed to it in Section 4.15(a).

“Parent Parties” shall have the meaning ascribed to it in the preamble.

“Parent Preferred Stock” shall have the meaning ascribed to it in Section 4.3(a).

“Parent Public Disclosure Record” means all documents filed or furnished to the SEC by or on behalf of Parent, or incorporated by reference into such documents, on or after December 31, 2012 and publicly available prior to the date of this Agreement.

“Parent Recommendation” means the unanimous recommendation of the Parent Board of Directors that the Parent Shareholders vote in favor of the adoption of this Agreement and the Merger.

“Parent Related Parties” means (i) the Financing Sources or any of their respective former, current or future general or limited partners, shareholders, financing sources, managers, members, directors, officers, employees, advisors, counsel or Affiliates and (ii) the Parent Shareholders party to the Parent Shareholder Voting Agreement.

“Parent RSU” means, at any time, each restricted stock unit with respect to Parent Common Shares granted pursuant to the Parent Stock Plans or otherwise which is, at such time, outstanding, whether or not vested.

“Parent Shareholder” means a holder of one or more Parent Common Shares.

“Parent Shareholder Approval” shall have the meaning ascribed to it in Section 4.4(a).

“Parent Shareholder Consent” shall mean the irrevocable action by written consent evidencing the approval and adoption of this Agreement in the form attached as Exhibit A to the Parent Shareholder Voting Agreement.

“Parent Shareholder Voting Agreement” means the Voting Agreement to be entered into by 3G Special Situations Fund II, L.P., in the form attached hereto as Schedule C.

“Parent Specified Agreements” shall have the meaning ascribed to it in Section 4.19(a).

“Parent Specified Leased Real Property” shall have the meaning ascribed to it in Section 4.15(b).

“Parent Specified Real Property Landlord Leases” shall have the meaning ascribed to it in Section 4.15(c).

“Parent Specified Real Property Leases” shall have the meaning ascribed to it in Section 4.15(b).

“Parent Stock Plans” means the Parent 2011 Omnibus Incentive Plan and the Parent 2012 Omnibus Incentive Plan.

“Parent Termination Fee” shall have the meaning ascribed to it in Section 9.2(a).

“Parent Termination Fee Event” shall have the meaning ascribed to it in Section 9.2(c).

“Parties” means the parties to this Agreement and “Party” means any one of them.

“Partnership” shall have the meaning ascribed to it in the preamble.

“Partnership Agreement” shall have the meaning ascribed to it in Section 7.13(e).

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority.

“Permitted Liens” means, for the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as the context requires: (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in conformity with GAAP;

(ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business; (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation arising in the ordinary course of business; (iv) easements, rights-of-way, covenants, restrictions and other encumbrances with respect to tangible properties incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value or the use of the property subject thereto; (v) gaps in the chain of title evident from the records of the applicable Governmental Authority maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record with respect to tangible properties as of the date hereof; (vi) statutory landlords’ Liens and Liens granted to landlords under any lease, (vii) non-exclusive licenses of non-material Intellectual Property in the ordinary course of business; (viii) any purchase money security interests, equipment leases or similar financing arrangements; (ix) any Liens which are disclosed on the most recent consolidated balance sheet of the Company or Parent, as applicable, or the notes thereto; and (x) any Liens that are not material to the Company, its Subsidiaries or their businesses, taken as a whole, or Parent, its Subsidiaries or their businesses, taken as a whole, as applicable.

“Person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural Person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement substantially in the form and substance set out in Schedule D hereto, as the same may be amended, supplemented or varied from time to time in accordance with Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each of such consents not to be unreasonably withheld, conditioned or delayed.

“Pre-Closing Reorganization” shall have the meaning ascribed to it in Section 7.10.

“Proceeding” shall have the meaning ascribed to it in Section 3.14(c).

“Prorated Exchangeable Units” shall have the meaning ascribed to it in Section 2.3(f)(iii).

“Registration Rights Agreements” shall mean (i) the Registration Rights Agreement dated June 19, 2012 by and among Parent and 3G Special Situations Fund II, L.P. and (ii) the Registration Rights Agreement dated June 19, 2012 by and among Parent, Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd. and William Ackman.

“Reimbursement Payment” shall have the meaning ascribed to it in Section 9.2(a).

“Relationship Laws” shall have the meaning ascribed to it in Section 3.11(a).

“Release” shall have the meaning ascribed to it in Section 3.17(b).

“Relevant Laws” shall have the meaning ascribed to it in Section 7.2(a).

“Representatives” shall have the meaning ascribed to it in Section 6.4(a).

“Required Information” means (i) all customary financial information of the Company and its Subsidiaries that is required to permit Parent or Holdings to prepare a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Company as of and for the twelve (12)-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing

Date (or 90 days in case such four-fiscal quarter period is the end of the Company’s fiscal year), prepared after giving effect to the Arrangement and the Merger as if the Arrangement and the Merger had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income) and (ii) financial statements prepared in accordance with GAAP, audit reports, and other financial information and financial data regarding the Company and its Subsidiaries of the type and form required by (and which will remain in compliance with in all material respects during the Marketing Period) Regulation S-X and Regulation S-K under U.S. Securities Laws for registered offerings of securities on Form S-3 (or any successor form thereto) under U.S. Securities Laws (excluding information required by Rules 3-10 and 3-16 under Regulation S-X), and of the type and form, and for the periods, customarily included in Offering Documents used in private placements of debt securities under Rule 144A of U.S. Securities Laws, to consummate the offerings or placements of any debt securities, in each case assuming that such offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made; provided that with respect to the pro forma data described in clause (i) above, the following shall not be considered part of the Required Information: (a) any post-Closing or pro forma cost savings, capitalization and other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by Parent to be reflected in such pro forma data, and (b) any other information concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma and summary financial data, which assumptions shall be the responsibility of Parent.

“Required Payments” shall have the meaning ascribed to it in Section 5.4.

“Required Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits, waivers, early terminations, authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities as set forth in Schedule E hereto.

“Restraint” means any Law or Order, whether temporary, preliminary or permanent, which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise preventing the consummation of the transactions contemplated by this Agreement including the Arrangement and the Merger.

“Returns” means all reports, forms, elections, designations, schedules, statements, estimates, claims for refund, declarations of estimated tax, information statements and returns filed or required to be filed with any Governmental Authority in respect of Taxes.

“Rights Agreement” means that certain Shareholder Rights Plan Agreement, dated as of August 6, 2009, between the Company and Computershare Trust Company of Canada.

“SEC” means the United States Securities and Exchange Commission or any successor entity.

“Securities Act” means the Securities Act (Ontario).

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Special Voting Share” means the special voting share in the capital of Holdings.

“Specified Company Shareholders” shall have the meaning ascribed to it in the recitals hereto.

“Subsidiary” means, with respect to any Person, any other Person of which (a) more than 50% of the outstanding voting securities are directly or indirectly owned by such Person (excluding joint ventures that are neither operated nor managed by such Person), or (b) such Person or any Subsidiary of such Person is a general partner (excluding partnerships in which such party or any Subsidiary of such Person does not have a majority of the voting interests in such partnership).

“Surviving Company” shall have the meaning ascribed to it in Section 2.3(a).

“Takeover Law” shall have the meaning ascribed to it in Section 7.8.

“Tax” or “Taxes” means all taxes, duties, imposts, levies or other governmental assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, earnings, gross receipts, capital gains, profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes (including all withholdings on amounts paid to or by the relevant Person), sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, license taxes, occupation taxes, real and personal property taxes, land transfer taxes, severance taxes, capital stock taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, unclaimed property or escheatment taxes, environmental taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension (including Canada Pension Plan) payments, and other taxes of any kind whatsoever, together with any interest, penalties and additional amounts imposed in respect thereof.

“Tax Act” means the Income Tax Act (Canada) or any successor act.

“Termination Fee” shall have the meaning ascribed to it in Section 9.2(a).

“Title IV Plan” shall have the meaning ascribed to it in Section 4.13(e).

“Trustee” means such trustee reasonably acceptable to Holdings and Parent to act as trustee.

“TSX” means the Toronto Stock Exchange.

“U.S.$” means United States dollars, the lawful currency of the United States.

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia and all other areas subject to its jurisdiction.

“U.S. Securities Laws” means the 1933 Securities Act, the 1934 Exchange Act and all other state and federal securities Laws.

“Voting Trust Agreement” means an agreement to be made between Holdings, Partnership and the Trustee substantially in the form and substance of Schedule F, with such changes thereto as the Parties, acting reasonably, may agree, it being understood that each Party will not unreasonably withhold agreement with respect to any suggested change that effectuates, or that does not adversely affect or interfere with, the principles set forth in Section 3.4(a) of the form of Partnership Agreement attached hereto as Schedule I, including the intended equivalence of the economic rights (for the avoidance of doubt, not taking any tax consequences or tax characterization into account and not taking into account any guaranteed payments, reimbursements or other distributions to Holdings in respect of expenses and other costs incurred by Holdings pursuant to Section 5.4(f) of the form of Partnership Agreement attached hereto as Schedule I or otherwise) of an Exchangeable Unit, a Common Unit and a Holdings Common Share.

“Voting Company Debt” shall have the meaning ascribed to it in Section 3.3(c).

“Voting Parent Debt” shall have the meaning ascribed to it in Section 4.3(c).

Section 1.2 Interpretation.

(a) In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(i) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated;

(ii) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole (including the Exhibits and Schedules hereto and the Company Disclosure Letter and Parent Disclosure Letter executed concurrently herewith) and not to any particular provision of this Agreement;

(v) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(vi) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to cover all genders;

(vii) references to a Person are also to its successors and permitted assigns;

(viii) the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(ix) references to any Contract (including this Agreement) are to the Contract as amended, modified, supplemented, restated or replaced from time to time (to the extent permitted by the terms thereof); and

(x) references to any Law shall mean such Law as amended, updated, modified, supplemented and superseded from time to time, including by succession of comparable successor Law, instruments incorporated therein and the rules, regulations and published policies applicable thereto.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 1.3 Disclosure. Except to the extent otherwise provided or that the context otherwise requires, all capitalized terms not defined in the Company Disclosure Letter or the Parent Disclosure Letter shall have the meanings ascribed to them in this Agreement. The representations and warranties of the Company in this Agreement are made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth in the Company Disclosure Letter. The representations and warranties of Parent in this Agreement are made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth in the Parent Disclosure Letter. Any information set forth in one section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent it is reasonably apparent on its face that such information is relevant to such other Section or subsection then only to the extent that the relevance of any disclosed event, item or occurrence in such Disclosure Letter to a matter covered by a representation or warranty set forth in this Agreement is reasonably apparent as to matters which are a subject of such representation or warranty, other than any matters required to be disclosed for purposes of Section 3.3 (Capital Structure of the Company), Section 3.24 (Voting Requirements of the Company), Section 3.25 (Takeover Statutes Applicable to the Company), Section 4.3 (Capital Structure of Parent), Section 4.24 (Voting Requirements of Parent) and Section 4.25 (Takeover Statutes Applicable to Parent), which matters shall only be disclosed by specific disclosure in the respective corresponding section of the applicable Disclosure Letter. The mere inclusion of any item in any section or subsection of any Party’s Disclosure Letter as an exception to any representation or warranty or otherwise shall not be deemed to constitute an admission by the applicable Party, or to otherwise imply, that any such item has had or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, or otherwise represents an exception or material fact, circumstance, change, effect, event or occurrence for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. Matters disclosed in any section or subsection of a Party’s Disclosure Letter are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Headings inserted in the sections or subsections of any Party’s Disclosure Letter are for convenience of reference only and shall not have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

Section 1.4 Survival of Representations and Warranties. Except for the disclaimers set forth in Section 3.28, Section 4.28 and Section 5.5, the representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and, subject to the obligation to make any payment hereunder pursuant to Section 9.2, the date on which this Agreement is terminated in accordance with its terms. This Section 1.4 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Closing or the date on which this Agreement is terminated, as the case may be.

Section 1.5 Date of Action. If the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action will be required to be taken on the next succeeding day which is a Business Day.

ARTICLE 2

THE ARRANGEMENT AND THE MERGER

Section 2.1 Single Transaction. The Parent Parties and the Company acknowledge and agree that, in accordance with the terms and conditions of this Agreement, the following transaction steps shall occur in the following order, conditional on the immediately preceding step in the sequence:

(a) on the Closing Date, pursuant to Section 2.1(b) and the Plan of Arrangement and in accordance with the CBCA, commencing at the Effective Time, the Company shall effect steps (a) through (k) of Section 3.2 of the Plan of Arrangement pursuant to which, among other things, all of the outstanding Company Common Shares will be acquired in the manner set forth in the Plan of Arrangement;

(b) on the Closing Date, pursuant to Section 2.3(a) and in accordance with the DGCL, at the Merger Effective Time but after the Effective Time, Merger Sub and Parent shall consummate the Merger pursuant to which Merger Sub shall be merged with and into Parent, the separate corporate existence of Merger Sub shall cease and Parent shall continue as the surviving company in the Merger, and at such time steps (l) and (m) of Section 3.2 of the Plan of Arrangement shall occur contemporaneously; and

(c) pursuant to Section 2.2 and the Plan of Arrangement and in accordance with the CBCA, the Company shall effect steps (n) and (o) of Section 3.2 of the Plan of Arrangement, at the times indicated in the Plan of Arrangement.

Section 2.2 The Arrangement.

(a) The Arrangement. The Company, Parent, Holdings and Amalgamation Sub agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

(b) Implementation Steps by the Company. The Company covenants in favor of Parent, Holdings and Amalgamation Sub that upon the terms and subject to the conditions of this Agreement, the Company shall:

(i) as soon as reasonably practicable following the date on which the Form S-4 becomes effective, prepare, file, proceed with and diligently prosecute an application to the Court pursuant to Section 192(3) of the CBCA for the Interim Order in a manner and form reasonably acceptable to Parent;

(ii) as soon as reasonably practicable after obtaining the Interim Order, convene and hold the Company Meeting for the purpose of considering the Arrangement Resolution;

(iii) subject to obtaining such approvals as are required by the Interim Order (including the Company Shareholder Approval), as soon as reasonably practicable after the Company Meeting and, in any event, not later than five (5) Business Days thereafter, submit the Arrangement to the Court and apply pursuant to section 192(4) of the CBCA for the Final Order in a manner and form reasonably acceptable to Parent and thereafter proceed with such application and diligently pursue obtaining the Final Order; and

(iv) subject to obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Section 8.1 and Section 8.2 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities (including the TSX and NYSE) necessary to give effect to the Arrangement and the Merger and carry out the terms of the Plan of Arrangement applicable to it prior to the Outside Date; provided that, notwithstanding the satisfaction or waiver of the conditions set forth in Article 8, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature (including, for the avoidance of doubt, Section 8.3(e) and Section 8.3(f)) are to be satisfied or (to the extent permitted by Law) waived as of the Effective Date), the Company shall not be required to take the actions set forth in this Section 2.2(b)(iv) until the Closing Date as determined by Section 2.4).

(c) Implementation Steps by Parent and Holdings. Subject to the terms of this Agreement, Parent, Holdings and their respective Subsidiaries will cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order and, subject to the Company obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Section 8.1 and Section 8.3 (excluding conditions that by their terms cannot be satisfied until the Effective Date (including for the avoidance of doubt Section 8.3(e) and Section 8.3(f)), but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities (including the TSX and NYSE) necessary to give effect to the Arrangement and the Merger and carry out the terms of the Plan of Arrangement applicable to each of them prior to the Outside Date.

(d) Interim Order. The application referred to in Section 2.2(b)(i) shall, unless the Company and Parent otherwise agree, include a request that the Interim Order provide, among other things:

(i) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(ii) for the record date for the purposes of determining the Company Shareholders entitled to receive notice of and to vote at the Company Meeting;

(iii) for the calling and holding of the Company Meeting for the purpose of considering the Arrangement Resolution;

(iv) that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with this Agreement (including Section 2.6(c)) without the need for any additional approval by the Court;

(v) that the record date for the Company Shareholders entitled to receive notice of and to vote at the Company Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Company Meeting;

(vi) that the requisite and sole approval of the Arrangement Resolution will be the Company Shareholder Approval;

(vii) for the grant of the Dissent Rights;

(viii) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(ix) that, in all other respects, the terms, restrictions and conditions of the Company Bylaws, including quorum requirements and all other matters, shall apply in respect of the Company Meeting; and

(x) subject to the consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), for such other matters as Parent may reasonably require.

(e) Court Proceedings. The Company will provide Parent and its legal counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and shall give reasonable consideration to all such comments. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. Subject to applicable Laws, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.2 or with Parent’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned, provided, however, that nothing herein shall require Parent to agree or consent to any increase in the consideration offered or change to the form of the consideration offered to Company Shareholders under the terms of the Plan of Arrangement or any modification or amendment to such filed or served materials that expands or increases the obligations of Holdings, Parent and any of their respective Subsidiaries set forth in any such filed or served materials or under this Agreement, the Merger or the Arrangement. In addition, the Company will not object to Parent or its legal counsel making such submissions on the hearing of the application for the Interim Order and the application for the Final Order as Parent or its legal counsel considers reasonably appropriate. The Company will also provide Parent and its legal counsel, on a timely basis, with copies of any notice of appearance and evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether or not in writing, received by the Company or its legal counsel indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company will also oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement.

(f) Articles of Arrangement. The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement and subject to the provisions of the Plan of Arrangement,

consummate the Plan of Arrangement. On the Closing Date, the Articles of Arrangement shall be filed with the Director pursuant to Section 192(6) of the CBCA. The Articles of Arrangement shall be in form reasonably satisfactory to each of Parent and the Company.

(g) List of Securityholders. Upon the reasonable request from time to time of Parent, the Company will provide Holdings or Parent with lists (in both written and electronic form) of the registered Company Shareholders, together with their addresses and respective holdings of Company Common Shares, lists of the names and addresses and holdings of all Persons having rights issued or granted by the Company to acquire or otherwise related to Company Common Shares (including Company Optionholders) and lists of non-objecting beneficial owners of Company Common Shares and participants in book-based nominee registers (such as CDS & Co. and CEDE and Co.), together with their addresses and respective holdings of Company Common Shares. The Company will from time to time require that its registrar and transfer agent furnish Holdings or Parent with such additional information, including updated or additional lists of Company Shareholders, information regarding beneficial ownership of Company Common Shares and lists of holdings and other assistance as Holdings or Parent may reasonably request.

(h) Treatment of Company Equity Awards. The Company Equity Awards and the Company Stock Plans shall be treated as contemplated by, and in the manner set forth in, the Plan of Arrangement.

(i) Securityholder Communications. The Company and Parent agree to cooperate in the preparation of presentations, if any, to Company Shareholders or other securityholders regarding the transactions contemplated by this Agreement, including the Arrangement, and the Company agrees to consult with Parent in connection with any communication or meeting with Company Shareholders or other securityholders that it may have; provided, however, that the foregoing shall be subject to the Company’s overriding obligations to make any disclosure or filing required by applicable Laws or stock exchange rules; and provided, further, that if the Company is required to make any such disclosure, it shall give Parent and its legal counsel a reasonable opportunity to review and comment thereon prior to the dissemination of any such disclosure and shall give reasonable consideration to all such comments; and provided, further, that restrictions set forth in this sentence shall not prevent the making of any filing or disclosure made or proposed to be made by the Company in connection with a Company Adverse Recommendation Change.

(j) Withholding Taxes. Each of the Company, Holdings, Amalgamation Sub and the Arrangement Exchange Agent and any other Person that has a withholding obligation pursuant to the Arrangement (without duplication) shall be entitled to deduct and withhold from the Arrangement Consideration or any amount otherwise payable to a holder of Company Common Shares, Company Equity Awards or other Equity Interests of the Company pursuant to this Agreement and the Plan of Arrangement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts that are so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the Person in respect of which such deduction or withholding was made. To the extent that the amount so required under applicable Tax Law to be deducted or withheld from the payment of Arrangement Consideration to a holder of Company Common Shares, Company Equity Awards or other Equity Interests of the Company exceeds the Arrangement Cash Consideration otherwise payable to the holder of such Company Common Shares, Company Equity Awards or other Equity Interests of the Company, each of the Company, Holdings, Amalgamation Sub and the Arrangement Exchange Agent (and any such other Person that has a withholding obligation pursuant to this Agreement) is hereby authorized to sell such portion of the Arrangement Share Consideration otherwise payable to the holder of such Company Common Shares, Company Equity Awards or other Equity Interests of the Company as is necessary to provide sufficient funds to the Company, Holdings, Amalgamation Sub or the Arrangement Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Agreement), as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, Holdings, Amalgamation Sub or the Arrangement Exchange Agent (or

any such other Person that has a withholding obligation pursuant to this Agreement) shall notify such holder of such sale and remit (x) the applicable portion of the net proceeds of such sale to the appropriate taxing authority and (y) the remaining net proceeds of such sale (after deduction for the amounts described in clause (x)) to such holder.

(k) Rights Agreement. The Company and the Company Board of Directors shall take all action necessary, immediately prior to the Effective Time, to waive or otherwise render inapplicable the application of the Rights Agreement to the Arrangement and to ensure that the Rights Agreement does not interfere with or impede the success of the Arrangement.

Section 2.3 The Merger.

(a) The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), on the Closing Date, but after the Effective Time, Merger Sub shall be merged with and into Parent. At the Merger Effective Time, the separate corporate existence of Merger Sub shall cease and Parent shall continue as the surviving company in the Merger (the “Surviving Company”).

(b) Merger Effective Time.

(i) As soon as practicable on the Closing Date following the filing of the Articles of Arrangement with the Director and the Effective Time of the Arrangement, Parent and/or Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger, in accordance with, and in such form as is required by, the relevant provisions of the DGCL, with respect to the Merger (the “Certificate of Merger”). The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree, in writing and specify in the Certificate of Merger in accordance with the relevant provisions of the DGCL; provided that the Merger shall become effective at the time contemplated in the Arrangement to the fullest extent possible (the time the Merger becomes effective being the “Merger Effective Time”).

(ii) The Merger will have the effects set forth in this Agreement, the Certificate of Merger and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, the separate existence of Merger Sub shall cease and all of the assets, property, rights, privileges, powers and franchises of Parent and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Parent and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, in each case as provided under the DGCL.

(c) Certificate of Incorporation and Bylaws. The certificate of incorporation of Merger Sub, as in effect immediately prior to the Merger Effective Time, shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. The bylaws of Merger Sub, as in effect immediately prior to the Merger Effective Time, shall be the bylaws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company.

(d) Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Merger Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly appointed, elected and qualified, as the case may be. The officers of Merger Sub immediately prior to the Merger Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(e) Effect on Capital Stock.

(i) Conversion of Merger Sub Common Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties, each share of common stock of Merger

Sub issued and outstanding immediately prior to the Merger Effective Time held by Holdings and the Partnership, respectively, and all rights in respect thereof, shall forthwith be cancelled and cease to exist and be converted into one fully paid and nonassessable share of common stock of the Surviving Company, which shall be held directly or indirectly by Holdings and the Surviving Company shall further issue its shares to Holdings and to the Partnership in consideration of Holdings’ issuing the Holdings Consideration and the Partnership’s issuing the Exchangeable Security Consideration in accordance with Section 2.3(e)(iii).

(ii) Cancellation of Parent-Owned Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders, each Parent Common Share that is owned by Parent as treasury stock and each Parent Common Share that is owned directly by Holdings, Partnership or Merger Sub immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Parent Common Shares. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties, subject to the proration procedures set forth in Section 2.3(f)(iii):

(A) each Non-Election Share issued and outstanding immediately prior to the Merger Effective Time (other than shares to be cancelled in accordance with Section 2.3(e)(ii)) shall be converted into the right to receive (x) 0.99 Holdings Common Shares (together with any additional Holdings Common Shares issued pursuant to Section 2.3(f)(iii), the “Holdings Consideration”) and (y) 0.01 Exchangeable Units, in each case, without interest, and

(B) each Exchangeable Election Share shall be converted into the right to receive one (1) Exchangeable Unit (together with Exchangeable Units issued in respect of each Non-Election Share in accordance with Section 2.3(e)(iii)(A)(y)) the “Exchangeable Security Consideration” and together with the Holdings Consideration, the “Merger Consideration”).

All such Parent Common Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Merger Effective Time represented any such Parent Common Share (each, a “Certificate”) and each holder, as of immediately prior to the Merger Effective Time, of a non-certificated outstanding Parent Common Share represented by book entry (“Parent Book Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration payable in respect of the Parent Common Shares represented by such Certificate or Parent Book Entry Share (as applicable) immediately prior to the Merger Effective Time to be delivered in accordance with Section 2.3(e)(iv). Notwithstanding the foregoing, if between the date of this Agreement and the Merger Effective Time the outstanding Holdings Common Shares, Parent Common Shares or Exchangeable Units shall have been changed into a different number of shares or units or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of Holdings Common Shares, Parent Common Shares or Exchangeable Units, as the case may be, will be equitably adjusted to provide to Parent and the holders of Parent Common Shares the same economic effect as contemplated by this Agreement prior to such event.

(iv) Fractional Shares. No certificates or scrip representing fractional shares of Holdings Common Shares or fractional Exchangeable Units shall be issued upon the conversion of Parent Common Shares pursuant to this Agreement. Notwithstanding any other provision of this Agreement, each holder of shares of Parent Common Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Holdings Common

Shares or a fraction of an Exchangeable Unit (after taking into account (x) all shares of Parent Common Shares exchanged by such holder and (y) and proration in accordance with Section 2.3(f)(iii) shall receive, in lieu thereof, cash (without interest) in an amount equal to (A) such fractional amount such holder would otherwise be entitled to receive multiplied by (B) an amount equal to the average of the closing sale prices of Parent Common Shares on the NYSE as reported in the Wall Street Journal for each of the ten (10) consecutive trading days ending with the second complete trading day prior to the Closing Date (not counting the Closing Date).

(f) Exchange of Certificates and Parent Book Entry Shares.

(i) Exchange Agent. Prior to the Merger Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration. At or prior to the Merger Effective Time, Holdings or Partnership, as applicable, shall deposit (or cause to be deposited) with the Exchange Agent, for the benefit of the holders of Certificates and Parent Book Entry Shares, for exchange in accordance with this Article 2 through the Exchange Agent (all such Holdings Common Shares and Exchangeable Units deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund”):

(A) certificates representing the aggregate number of Holdings Common Shares to be issued as Holdings Consideration (or, if uncertificated Holdings Common Shares will be issued, Holdings shall make appropriate alternative arrangements); and

(B) certificates representing the aggregate number of Exchangeable Units to be issued as Exchangeable Security Consideration (or, if uncertificated Exchangeable Units, Partnership shall make appropriate alternative arrangements).

(ii) Election Procedures.

(A) Each Person (other than Parent, the Company, Holdings, Partnership, Merger Sub or Amalgamation Sub) who on or prior to the Election Deadline is a holder of record of Parent Common Shares shall be entitled, with respect to all or a portion of such Parent Common Shares, to make an Exchangeable Election on or prior to the Election Deadline to receive only the Exchangeable Security Consideration on the basis set forth in this Agreement. Each Person receiving Exchangeable Security Consideration (whether in consideration for a Non-Election Share or an Exchangeable Election Share) pursuant to the Merger shall be deemed, by virtue of such receipt of such Exchangeable Security Consideration and without any further action on any such Person’s part, to have (1) executed the Partnership Agreement as a holder of an Exchangeable Unit and (2) agreed to the rights, privileges, restrictions and conditions of the Exchangeable Units, including the terms and conditions set forth in the Voting Trust Agreement.

(B) Partnership shall prepare an election form, in form and substance reasonably acceptable to Parent with such provisions as Parent may specify (the “Election Form”) pursuant to which a holder of record of Parent Common Shares may make an Exchangeable Election with respect to all or a portion of the Parent Common Shares held by such holder. Parent or Holdings shall mail, or shall cause the Exchange Agent to mail, the Election Form, together with the Joint Information Statement/Circular to holders of Parent Common Shares. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify the number of shares of such holder’s Parent Common Shares with respect to which such holder makes an Exchangeable Election (and, if relevant, the specific lot of Parent Common Shares to which such election relates) in connection with the Merger. Any Parent Common Share with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before

5:00 p.m., New York City time, on the Business Day that is three (3) Business Days prior to the Closing Date (which date shall be publicly announced by Parent as soon as reasonably practicable but in no event less than five (5) Business Days prior to the anticipated Closing Date) (or such other time and date as Parent may specify) (the “Election Deadline”) shall be deemed to be a Non-Election Share. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent shall promptly announce any such delay and, when determined, the rescheduled Election Deadline, which rescheduled Election Deadline if necessary shall be at the discretion of Parent provided that at least one (1) Business Day of advance notice thereof shall have been provided.

(C) Parent shall make Election Forms available as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Parent Common Shares prior to the Election Deadline, and Parent shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein and as specified in any agreement with the Exchange Agent.

(D) Any election made pursuant to this Section 2.3(f)(ii) shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form prior to the Election Deadline. An Election Form with respect to Parent Common Shares shall be deemed properly completed only (i) with respect to Parent Common Shares represented by Certificates, if accompanied by one or more Certificates duly endorsed in blank or otherwise in form acceptable for transfer on the books of Parent or (ii) with respect to Parent Book Entry Shares, upon the Exchange Agent’s receipt of an “agent’s message” by the Exchange Agent or such other evidence of transfer of Parent Book Entry Shares as the Exchange Agent may reasonably request, collectively representing all Parent Common Shares covered by such Election Form, in each case together with duly executed transmittal materials included with the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form by submitting written notice that is received by the Exchange Agent on or prior to the Election Deadline. In the event an Election Form is revoked on or prior to the Election Deadline, the Parent Common Shares represented by such Election Form shall become Non-Election Shares and Parent shall cause the Certificates representing such Parent Common Shares or Parent Book Entry Shares to be promptly returned without charge to the Person submitting the Election Form upon such revocation or written request to that effect from the holder who submitted the Election Form; provided, however, that a subsequent election may be made with respect to any or all of such Parent Common Shares if the holder thereof complies with the procedures, terms and conditions set forth in this Section 2.3(f)(ii). In addition, all Exchangeable Elections shall automatically be revoked and all Certificates representing Parent Common Shares and Parent Book Entry Shares shall be promptly returned without charge if this Agreement is terminated in accordance with Article 9.

(E) Subject to the terms of this Agreement and the Election Form, the Exchange Agent, in consultation with Parent, shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Holdings, Partnership, Merger Sub or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(iii) Proration. If the aggregate number of Exchangeable Units that would otherwise be issued as Exchangeable Security Consideration to Parent Shareholders in the aggregate based on the operation of Section 2.3(e)(iii) and the aggregate number of Exchangeable Elections in the absence of this Section 2.3(f)(iii) (the “Non-Prorated Exchangeable Units”) exceeds the

Exchangeable Unit Election Number, then the Parent Common Shares shall be treated in the following manner:

(A) A unit proration factor (the “Exchangeable Unit Proration Factor”) shall be determined by dividing the Exchangeable Unit Election Number by the total number of Non-Prorated Exchangeable Units.

(B) Each holder of Parent Common Shares shall receive (i) a number of Exchangeable Units equal to the product of (x) the Exchangeable Unit Proration Factor multiplied (y) such Parent Shareholder’s number of Non-Prorated Exchangeable Units (the product of clauses (x) and (y), the “Prorated Exchangeable Units”) and (ii) a number of additional Holdings Common Shares equal to (x) such Parent Shareholder’s number of Non-Prorated Exchangeable Units minus (y) such Parent Shareholder’s number of Prorated Exchangeable Units.

(C) The number of Exchangeable Units that may be issued to holders of Parent Common Shares hereunder shall not exceed the number of such Exchangeable Units that would cause the fair market value of Holdings’ interest in the Partnership to be less than 50.1% of the fair market value of all equity interests in the Partnership (the “Exchangeable Unit Election Number”). The Exchangeable Unit Election Number shall be determined as of the Closing Date, taking into account the fair market value of all common units and preferred units in the Partnership to be held by Holdings as of immediately after the Merger Effective Time, but disregarding any contingent interests in the Partnership attributable to any options issued by Holdings, all as reasonably determined by Holdings.

(iv) Merger Consideration Received in Connection with Exchange.

(A) Promptly following the Merger Effective Time, Holdings shall send, or shall cause the Exchange Agent to send, to each record holder of Parent Common Shares at the Effective Time (other than any record holder of Parent Common Shares who has previously made (and not revoked) a valid Exchangeable Election with respect to all of such holder’s Parent Common Shares) a letter of transmittal together with instructions thereto (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent or, in the case of Parent Book Entry Shares, upon adherence to the procedures set forth in the letter of transmittal).

(B) The holder of any Parent Common Shares shall be entitled to receive in exchange therefor the Merger Consideration into which such Parent Common Shares have been converted pursuant to Section 2.3(e) at the following time: (x) in the case of Exchangeable Election Shares, promptly following the Merger Effective Time and (y) in the case of Non-Election Shares; (i) with respect to Parent Common Shares represented by a Certificate, upon the surrender of such Certificate for cancellation to the Exchange Agent, or (ii) with respect to Parent Book Entry Shares, upon the Exchange Agent’s receipt of an “agent’s message”, in each case together with a letter of transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent; provided that, in either case, any Exchangeable Security Consideration shall be delivered directly by the Partnership to the holder of Parent Common Shares. In the event of a transfer of ownership of Parent Common Shares that is not registered in the transfer records of Parent, the Merger Consideration may be issued to a transferee if the Certificate representing such Parent Common Share (or, with respect to Parent Book Entry Shares, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.3(e)(iv), each Certificate and Parent Book Entry Share shall be deemed at any time from and after the Merger Effective Time to represent only the right to receive upon such surrender the Merger Consideration such holder of Parent Common Shares is entitled to receive in respect of such shares pursuant to Section 2.3(e)(iii).

(v) No Further Ownership Rights in Parent Common Shares. The Merger Consideration issued and credited as fully paid in accordance with the terms of this Article 2 upon conversion of any Parent Common Shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Parent Common Shares. From and after the Merger Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of Parent Common Shares that were outstanding immediately prior to the Merger Effective Time. If, after the Merger Effective Time, any Certificates formerly representing Parent Common Shares or Parent Book Entry Shares are presented to Holdings or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article 2.

(vi) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Parent Common Shares for six (6) months after the Merger Effective Time shall be delivered to Holdings or its designee, and any holder of Parent Common Shares who has not theretofore complied with this Article 2 shall thereafter look only to Holdings for payment of its claim for Merger Consideration as unsecured creditors, without any interest thereon.

(vii) No Liability. None of the Parent Parties, the Company, the Surviving Company or the Exchange Agent or any of their respective Affiliates shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund remaining unclaimed as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority will, to the extent permissible under applicable Law, become the property of Holdings free and clear of any claims or interest of any Person previously entitled thereto.

(viii) Withholding Rights. Each of Parent, Holdings, Partnership, Merger Sub and the Exchange Agent and any other Person that has a withholding obligation pursuant to the Merger (without duplication) shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any holder of Parent Common Shares or Parent Equity Awards pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts that are so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. To the extent that amounts are so required under applicable Tax Law to be deducted or withheld from the payment of Merger Consideration to a holder of Parent Common Shares or Parent Equity Awards, each of the Parent, Holdings, Partnership, Merger Sub and the Exchange Agent (and any other Person that has a withholding obligation pursuant to this Agreement, without duplication) is hereby authorized to sell such portion of the Merger Consideration otherwise payable to the holder of such Parent Common Share or Parent Equity Awards as is necessary to provide sufficient funds to the Parent, Holdings, Partnership, Merger Sub or the Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Agreement), as the case may be, to enable it to comply with such deduction or withholding requirement and the Parent, Holdings, Partnership, Merger Sub or the Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Agreement) shall notify such holder of such sale and (x) remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and (y) the remaining net proceeds of such sale (after deduction for the amounts described in clause (x)) to such holder.

(ix) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Holdings or the Exchange Agent, the posting by such Person of a bond, in such reasonable and customary amount as Holdings or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, issue the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(x) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Holdings Common Shares or units of Partnership with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or Parent Book Entry Shares (as applicable) with respect to the Parent Common Shares represented thereby until such Certificate or Parent Book Entry Share (as applicable) has been surrendered in accordance with this Article 2. Subject to applicable Law and the provisions of this Article 2, following surrender of any such Certificate or Parent Book Entry Share (as applicable), there shall be paid to the record holder thereof by the Exchange Agent, without interest promptly after such surrender, in addition to the Merger Consideration, at the time of surrender, the amount of dividends or other distributions with a record date on or after the date of the Merger Effective Time and a payment date on or prior to the date of this surrender and not previously paid.

(g) Parent Equity Awards.

(i) No later than immediately before the Merger Effective Time, Parent and Holdings shall take such actions as may be required to provide that:

(A) each Parent Option that is outstanding immediately prior to the Merger Effective Time shall, at the Merger Effective Time, be exchanged for an option to acquire, on the same terms and conditions as were applicable under such Parent Option immediately before the Effective Time (including, for the avoidance of doubt, with respect to vesting), a number of Holdings Common Shares equal to the number of Parent Common Shares subject to such Parent Option immediately before the Merger Effective Time at a price per share (rounded up to the nearest whole cent) equal to the exercise price per Parent Common Share otherwise purchasable pursuant to such Parent Option (each Parent Option as so adjusted, an “Exchanged Parent Option”); provided, however, that such conversion shall be effected in accordance with Section 424(a) of the Code; and

(B) each Parent RSU that is outstanding immediately prior to the Merger Effective Time shall, at the Merger Effective Time, be exchanged for a restricted stock unit, subject to the same terms and conditions as were applicable under such Parent RSU immediately before the Merger Effective Time (including, for the avoidance of doubt, with respect to vesting), with respect to a number of Holdings Common Shares equal to the number of Parent Common Shares subject to such Parent RSU immediately before the Merger Effective Time (each Parent RSU as so adjusted, an “Exchanged Parent RSU”).

(ii) At the Merger Effective Time, Holdings shall assume all the obligations of Parent under the Parent Stock Plans, each Exchanged Parent Option and Exchanged Parent RSU and the agreements evidencing the grants thereof.

(h) Bonus Swap Program. No later than immediately before the Merger Effective Time, Parent and Holdings shall take such actions as may be required to provide that:

(i) any then-current investment period under a Parent Bonus Swap Program shall continue in effect in accordance with its terms following the Merger Effective Time; provided that at the end of each such investment period, with respect to an applicable participant, such participant’s elected non-equity incentive compensation amount shall be used to purchase Holdings Common Shares and such participant shall be granted options to purchase Holdings Common Shares, in each case, in accordance with the terms of the applicable Parent Bonus Swap Program; and

(ii) the conversion of Parent Common Shares purchased by participants pursuant to a Parent Bonus Swap Program into Merger Consideration shall in no event be deemed a “sale” of any such

Parent Common Shares for purposes of such Parent Bonus Swap Program or any related Parent Option award agreement.

Section 2.4 The Closing. The closing (the “Closing”) of the Arrangement and the Merger shall take place at the offices of Davies Ward Phillips & Vineberg LLP, located at 155 Wellington Street West, Toronto, Ontario, at 10:00 a.m., Toronto time, on a date to be specified by the Company and Parent, which shall be no later than the fifth (5th) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the Party or Parties entitled to the benefits thereof of the conditions set forth in Article 8 (other than those conditions that by their nature (including, for the avoidance of doubt, Section 8.3(e) and Section 8.3(f)) are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent; provided that, notwithstanding the satisfaction or waiver of the conditions set forth in Article 8, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature (including, for the avoidance of doubt, Section 8.3(e) and Section 8.3(f)) are to be satisfied or (to the extent permitted by Law) waived at the Closing), the Closing shall take place instead on the earlier to occur of (i) any Business Day during the Marketing Period to be specified by Parent to the Company on no less than three (3) Business Days’ written notice to the Company and (ii) the Business Day immediately following the last day of the Marketing Period, but in each case subject to the satisfaction or waiver of the conditions set forth in Article 8; provided further that, notwithstanding the satisfaction or waiver of the conditions set forth in Article 8, if, and only in the event that, Parent is unable close solely because of the failure and refusal of the sources of the Debt Financing to fund the Debt Financing when all conditions to the Debt Financing being funded had been satisfied (other than those conditions that by their nature (including, for the avoidance of doubt, Section 8.3(e) and Section 8.3(f)) are to be satisfied at the time of funding) (a “Financing Failure”), then Parent shall be entitled to delay the Closing until the expiration of the Alternative Financing Period, if it delivers to the Company written notice of such a Financing Failure at least one (1) Business Day prior to the date on which Parent would otherwise be obligated to consummate the Closing pursuant to this Section 2.4 (a “Closing Failure Notice”), which Closing Failure Notice includes a certification of a senior executive officer of Parent that confirms that, as of such date of the Closing Failure Notice the Parent Parties would have consummated the Closing but for a Financing Failure (for the avoidance of doubt, the Parent Parties shall not be obligated to waive any of the conditions for their benefit in Article 8); and provided, further, that notwithstanding anything to the contrary hereunder, the Parent Parties shall be entitled to no more than one (1) Alternative Financing Period. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.5 Parent Shareholder Actions; Preparation of Joint Information Statement/Circular and Form S-4.

(a) As soon as practicable upon receipt of the Parent Shareholder Voting Agreement and the Parent Shareholder Consent, Parent will provide the Company with a copy of such document. In connection with the Parent Shareholder Consent, Parent shall take all actions necessary to comply, and shall comply in all respects, with the DGCL, including Section 228, the Parent Certificate of Incorporation and the Parent Bylaws.

(b) As promptly as reasonably practicable following the date hereof, each of the Parties shall cooperate in preparing and shall cause to be filed with the Canadian securities administrators and the SEC (and, if applicable, any other Governmental Authority) (i) mutually acceptable materials which shall include (A) the Circular, which shall also constitute the proxy statement relating to the matters to be submitted to the Company Shareholders at the Company Meeting, which shall include (in form and substance acceptable to the Company) matters relating to the Equity Financing as Parent shall reasonably request, as and to the extent required under applicable Law or stock exchange listing requirements in order to consummate the Equity Financing in accordance with its terms (which for the avoidance of doubt shall not in any event increase conditionality to the Closing, it being understood that anything related to such matters, including whether or not approved at any shareholders meeting, shall not in any event be a condition to the consummation of the transactions contemplated hereby, including the Arrangement and the Merger), together with any other documents required by the CBCA or applicable Laws in connection with the Company Meeting and (B) the Information Statement as contemplated by Rule 14c-2 under the 1934 Exchange Act (clauses (A) and (B), collectively, together with any amendments or supplements thereto, the “Joint Information Statement/Circular”) and (ii) a registration statement on Form S-4 (of which the Joint Information Statement/Circular will form a part) with respect to the issuance of Holdings Common Shares in the Arrangement and the Merger and Exchangeable Units (in respect of the Merger) (the “Form S-4”).

(c) Each Party will provide legal counsel and other advisors to the other Party with a reasonable opportunity to review and comment on drafts of the Form S-4, including the Joint Information Statement/Circular and other documents related to the Company Meeting, the Parent Shareholder Voting Agreement or the Parent Shareholder Consent, as applicable, prior to filing such documents with the applicable Governmental Authorities or mailing such documents to the Company Shareholders or the Parent Shareholders, as applicable. No filing or mailing of, or amendment or supplement to, the Joint Information Statement/Circular or Form S-4, as applicable, will be made by any Party without the consent of the other Parties, which will not be unreasonably withheld, conditioned or delayed; provided, however, that the foregoing shall not apply to any filings with the SEC deemed to supplement the Joint Information Statement/Circular or the Form S-4 or any document which forms a part thereof through its incorporation by reference therein.

(d) Each of the Parties shall use reasonable best efforts to have the Joint Information Statement/Circular cleared by the SEC (and, if applicable, any other Governmental Authority) and the Form S-4 to be declared effective as promptly as practicable by the SEC (and, if applicable, any other Governmental Authority), and to keep the Form S-4 effective as long as is necessary to consummate the transactions contemplated by this Agreement, including the Arrangement and the Merger. As promptly as practicable after such clearance and declaration of effectiveness, the Company and Parent shall, unless otherwise agreed to by the Parties, cause the Joint Information Statement/Circular and other documentation required in connection with the Company Meeting and the Parent Shareholder Consent to be sent contemporaneously to (x) in the case of the Company, such Persons as required by the Interim Order and applicable Laws and (y) in the case of Parent, each holder of Parent Common Shares, as required by applicable Laws. Each of the Parties shall, as promptly as practicable after receipt thereof, provide the other with copies of any written comments and advise the other Party of any oral comments with respect to the Joint Information Statement/Circular or the Form S-4, as applicable, received from the SEC or any relevant Canadian securities administrators.

(e) Each Party shall use its reasonable best efforts to ensure that the Joint Information Statement/Circular and the Form S-4 comply in all material respects with applicable Laws and the rules and regulations of the SEC and Canadian securities administrators applicable thereto and make available to the other Party such information as is reasonably necessary to comply therewith, including with respect to the preparation and inclusion of any required pro forma or audited financial information. Each Party shall cooperate and provide the other Party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Information Statement/Circular or the Form S-4 prior to filing such amendment or supplement with the SEC or any relevant Canadian securities administrators, and each Party will provide the other Party with a copy of all such filings made with the SEC or any relevant Canadian securities administrators.

(f) Each Party shall furnish all information concerning it and the holders of its Equity Interests as may be reasonably requested in connection with the preparation and filing of the Joint Information Statement/Circular or the Form S-4. Each Party will advise the other Party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Holdings Common Shares and/or the Exchangeable Units issuable in connection with the Arrangement and the Merger, as applicable, for offering or sale in any jurisdiction, or any request by the SEC or any relevant Canadian securities administrators (or, if applicable, any other Governmental Authority) for amendment of the Joint Information Statement/Circular or the Form S-4.

(g) If, at any time prior to the Closing, any information relating to any of the Parties or their respective Affiliates, officers or directors is discovered by any Party, and either Party could reasonably believe that such information is required to be or should be set forth in an amendment or supplement to the Joint Information Statement/Circular or the Form S-4 so that the Joint Information Statement/Circular or Form S-4, as applicable, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by applicable Law or the rules and regulations of the SEC or any relevant Canadian securities administrators, an appropriate amendment or supplement describing such information, the Parties hereto shall cause to be promptly filed with the SEC and Canadian securities administrators (or, if applicable, any other Governmental Authority) and, to the extent required by Law, disseminated to the Company Shareholders and the Parent Shareholders.

(h) The Joint Information Statement/Circular shall include:

(i) subject to the terms and conditions set forth in Section 6.4, the Company Recommendation (unless the Company shall have effected a Company Adverse Recommendation Change in accordance with the terms of this Agreement), the Company Fairness Opinions, the rationale for the Company Recommendation (unless the Company shall have effected a Company Adverse Recommendation Change in accordance with the terms of this Agreement) and a statement that, to the Knowledge of the Company, each director of the Company intends to vote all Company Common Shares held by him or her in favor of the Arrangement Resolution at the Company Meeting; and

(ii) the Parent Fairness Opinion, the rationale for the Parent Recommendation, a copy of the Parent Shareholder Voting Agreement and the form of Parent Shareholder Consent.

Section 2.6 Company Meeting.

(a) The Company shall duly take all lawful action to call, give notice of, convene and hold the Company Meeting in accordance with the Company Articles of Incorporation, the Company Bylaws, the Interim Order and applicable Law, as promptly as practicable following the date upon which the Form S-4 becomes effective for the purpose of obtaining the Company Shareholder Approval.

(b) Subject to the terms of this Agreement (including Section 6.4), the Company shall (i) use its reasonable best efforts to solicit from the Company Shareholders proxies in favor of the approval of the Arrangement Resolution and take all other actions reasonably requested by Parent to obtain the approval of the Arrangement by the Company Shareholders, if so requested and at Parent’s expense, including using the services of investment dealers and proxy solicitation agents, and cooperating with any Persons engaged by Parent, to solicit proxies in favor of the approval of the Arrangement Resolution and take all other actions reasonably requested by Parent to obtain the Company Shareholder Approval and such other matters as may be necessary to be approved in connection with the Merger and (ii) permit Parent to assist, and consult with Parent and keep Parent apprised, with respect to such solicitation and other related actions. The Company shall, prior to the Company Meeting, keep Parent reasonably informed of the number of proxy votes received in respect of matters to be acted upon at the Company Meeting, and in any event shall provide such number promptly upon the request of Parent or its Representatives.

(c) The Company shall not adjourn, postpone, delay or cancel (or propose for adjournment, postponement, delay or cancellation) the Company Meeting without Parent’s prior written consent; provided that the Company shall be permitted to adjourn, delay or postpone convening the Company Meeting if (A) the failure to adjourn, delay or postpone the Company Meeting would not, based upon the advice of outside legal counsel, allow sufficient time under applicable Law for the distribution of any required supplement or amendment to the Joint Information Statement/Circular or Form S-4 or (B) in accordance with Section 6.4(e), (C) in accordance with Section 8.5, or (D) as of the time the Company Meeting is scheduled to occur (as set forth in the Interim Order), there are insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting, but only until the Company Meeting can be held at which there are a sufficient number of Company Common Shares represented to constitute a quorum; provided that the Company Meeting shall not be postponed or adjourned to a date that is more than fifteen (15) days after the date for which the Company Meeting was originally scheduled.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in any Company Public Disclosure Record, other than any disclosures contained therein under the captions “Risk Factors” or “Forward Looking Statements” or disclosures contained in the Company Public Disclosure Record under any other captions to the extent the disclosures are predictive, cautionary or forward-looking in nature, but it being understood that this clause (i) shall not be applicable to Section 3.3 (Capital Structure), Section 3.4 (Authority; Recommendation), Section 3.23 (Information Supplied), Section 3.25 (Takeover Statutes), Section 3.26 (Brokers and Other Advisors) and Section 3.27 (Opinions of Financial Advisors), or (ii) as set forth in the Company Disclosure Letter, the Company represents and warrants to the Parent Parties as follows:

Section 3.1 Organization, Standing and Corporate Power. Each of the Company and its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate or other entity power and authority to carry on its business as presently conducted, except (other than with respect to the Company’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. True and complete copies of the Articles of Incorporation of the Company (the “Company Articles of Incorporation”) and the Amended and Restated By-law No. 1 of the Company (the “Company Bylaws”), in each case as in effect on the date of this Agreement, are included in the Company Public Disclosure Record or have otherwise been made available to Parent prior to the date hereof.

Section 3.2 Subsidiaries. The chart attached to Section 3.2 of the Company Disclosure Letter sets forth, as of the date set forth therein, each Subsidiary of the Company. All the outstanding shares of capital stock of, or other Equity Interests in, each Subsidiary of the Company have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other Equity Interests in, any corporation, partnership, joint venture, association or other entity. There are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which any Subsidiary of the Company is a party or by which any of them is bound (a) obligating any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of or Equity Interests in, or any security convertible or exchangeable for any shares of capital stock or other voting securities of or Equity Interest in, any Subsidiary of the Company, (b) obligating any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, or (c) giving any Person the right to receive any economic interest of a nature accruing to the holders of capital stock of any of the Company’s Subsidiaries, except, in each case, options, warrants, rights, convertible or exchangeable securities and stock-based performance units issued to officers or employees of the Subsidiaries in the ordinary course.

Section 3.3 Capital Structure.

(a) The authorized capital of the Company consists of an unlimited number of Company Common Shares, one Class A preferred share (the “Company Class A Preferred Share”) and an unlimited number of preferred shares, issuable in series (the “Company Preferred Shares”). At the close of business on August 22, 2014 (the “Capitalization Date”), (i) 132,619,671 Company Common Shares were issued and outstanding, (ii) 2,900,000 Company Common Shares were reserved and available for issuance pursuant to the Company Stock Plans, and pursuant to such Company Stock Plans (A) 1,623,094 Company Common Shares were subject to outstanding Company Options with related Company SARs, (B) 316,429 Company Common Shares were subject to outstanding Company RSUs and (C) 125,814 Company Common Shares were subject to outstanding Company PSUs (assuming achievement of applicable performance goals at the maximum level of performance), (iii) 158,108 Company Common Shares were subject to outstanding Company DSUs (Company Options together with Company SARs, Company RSUs, Company PSUs and Company DSUs, the “Company Equity Awards”), (iv) the Company Class A Preferred Share was not outstanding, and (v) no Company Preferred Shares were outstanding. Except as set forth above, at the close of business on the Capitalization Date, no shares of capital stock or other voting securities of or Equity Interests in the Company were issued, reserved for issuance or outstanding. From the Capitalization Date, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of or Equity Interests in the Company (including Company Equity Awards), other than issuances of Company Common Shares pursuant to Company Equity Awards outstanding on the Capitalization Date, and (y) there have been no issuances by the Company of options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Shares, other than issuances pursuant to Company Equity Awards outstanding on the Capitalization Date.

(b) Section 3.3 of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Company Equity Awards outstanding under the Company Stock Plans (or otherwise), including the Company Stock Plan under which each such Company Equity Award was granted, employee number, grant price, number of Company Common Shares, and number of Company Equity Awards unvested, as applicable.

(c) All outstanding Company Common Shares are, and all such shares that may be issued prior to the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Shares may vote (“Voting Company Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the Capitalization Date, there were no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of or Equity Interests in, or any security convertible or exchangeable for any shares of capital stock or other voting securities of or Equity Interest in, the Company or of any of its Subsidiaries or any Voting Company Debt, (ii) obligating the Company to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, or (iii) giving any Person the right to receive any economic interest of a nature accruing to the holders of Company Common Shares, and since the Capitalization Date, none of the foregoing has been issued. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company, other than pursuant to the Company Stock Plans, the Company Equity Awards and the 2014 Share Repurchase Program and the Company’s Direct Share Purchase and Dividend Reinvestment Plan.

(d) The “Separation Time”, a “Flip-in Event” or a “Stock Acquisition Date” (as such terms are defined in the Rights Agreement) and any event or occurrence described in Article 3 of the Rights Agreement does not occur or will be deemed to have occurred, in each case, as a result of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, including the Arrangement and the Merger.

Section 3.4 Authority; Recommendation.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to consummate the transactions contemplated by this Agreement and thereby, subject, in the case of the Arrangement, to receipt of the Interim Order (and approvals required thereunder), the Final Order (and approvals required thereunder) and the Company Shareholder Approval. The execution and delivery of this Agreement and the other agreements contemplated hereby by the Company and the consummation of the transactions contemplated by, and compliance with the provisions of, this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company subject, in the case of the Arrangement, to receipt of the Interim Order (and approvals required thereunder), the Final Order (and approvals required thereunder) and the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the Parent Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to the Bankruptcy and Equity Exception.

(b) The Company Board of Directors, at a meeting duly called and held, has unanimously determined that the consideration to be provided to the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders and is in the best interests of the Company, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously resolved to recommend that the Company Shareholders vote in favor of the Arrangement Resolution.

Section 3.5 Non-Contravention. The execution and delivery by the Company of this Agreement and the other agreements contemplated hereby do not, and the consummation of the Arrangement, the Merger and the other transactions contemplated by this Agreement and thereby and compliance with the provisions of this Agreement and the other agreements contemplated hereby will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under (other than any such Lien created as a result of any action taken by a Parent Party), any provision of (a) the Company Articles of Incorporation, the Company Bylaws or the comparable organizational documents of any of its Subsidiaries, or (b) subject to the filings and other matters referred to in the immediately following sentence, and assuming the accuracy of the representations and warranties of Parent set forth in Article 4 and Article 5, (i) any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, (ii) any Law or Order, in each case applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) any Authorizations of the Company or its Subsidiaries, other than, in the case of clause (b) above, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No Authorization, Order or waiver of, action or nonaction by, or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the other agreements contemplated hereby by the Company or the consummation by the Company of the Arrangement, the Merger or the other transactions contemplated by this Agreement, except for (A) the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order, (B) the Final Order, and any filings required in order to obtain the Final Order, (C) such filings and other actions required under applicable Canadian Securities Laws and U.S.

Securities Laws (including any state or provincial securities Laws) and the rules and policies of the TSX and NYSE, in each case, as are contemplated by this Agreement, including the filing with the SEC and Canadian securities administrators (and, if applicable, any other Governmental Authority) of the Joint Information Statement/Circular and the Form S-4, (D) the Required Regulatory Approvals, or (E) any other Authorizations, Orders, Permits, filings and notifications with respect to which the failure to obtain or make the same would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or could not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement or the Merger.

Section 3.6 Securities Laws Matters; Financial Statements; Undisclosed Liabilities.

(a) The Company is (i) a “reporting issuer” within the meaning of applicable Canadian Securities Laws in all provinces and territories of Canada, (ii) a foreign private issuer within the meaning of the 1934 Exchange Act, and (iii) not on the list of reporting issuers in default under applicable Canadian Securities Laws, and neither the SEC nor any other securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and the Company is in compliance in all material respects with applicable Canadian Securities Laws and applicable U.S. Securities Laws. Trading in the Company Common Shares on the TSX and the NYSE is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Company is pending or, to the Knowledge of the Company, threatened. Except as set forth in this Section 3.6 or on Section 3.6 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to continuous disclosure or other public reporting requirements under any securities Laws other than under Canadian Securities Laws and the Exchange Act.

(b) The Company has filed all material reports, schedules, forms, statements and other documents with Canadian securities administrators or the SEC required to be filed by the Company pursuant to Canadian Securities Laws or U.S. Securities Laws since August 1, 2012. As of their respective effective dates (in the case of Company Public Disclosure Records that are registration statements filed pursuant to the requirements of the 1933 Securities Act) and as of their respective dates of filing (in the case of all other Company Public Disclosure Records), the Company Public Disclosure Records complied as to form in all material respects with the requirements of Canadian Securities Laws and U.S. Securities Laws, as the case may be, and the rules and regulations of Canadian securities administrators and the SEC promulgated thereunder applicable thereto, and except to the extent amended or superseded by a subsequent filing with Canadian securities administrators or the SEC prior to the date of this Agreement, as of such respective dates, none of the Company Public Disclosure Records contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff or staff of any Canadian securities administrator with respect to any of the Company Public Disclosure Records. To the Knowledge of the Company, as of the date hereof, none of the Company Public Disclosure Records is the subject of any ongoing review or outstanding investigation by any Canadian securities administrator or the SEC.

(c) The Company Financial Statements complied when filed as to form in all material respects with Canadian Securities Laws, U.S. Securities Laws and the published rules and regulations of the Canadian securities administrators and the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP applied on a consistent basis during the period involved except (i) as otherwise stated in the notes to such statements or, in the case of the Company Annual Financial Statements, in the auditor’s report thereon and (ii) that the Company Interim Financial Statements are subject to normal period-end adjustments and may omit certain financial statement footnote disclosures (none of which are material to the Company and its Subsidiaries taken as a whole). The Company Financial Statements fairly present in all material respects the consolidated financial position of the

Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the Company Interim Financial Statements, to normal period-end adjustments and the absence of footnotes (none of which are material to the Company and its Subsidiaries taken as a whole)).

(d) Except for matters reflected or reserved against in the most recent audited consolidated balance sheet of the Company (or the notes thereto) included in the Company Public Disclosure Record, neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto), except liabilities and obligations that (i) were incurred since the date of such balance sheet in the ordinary course of business, (ii) are incurred in connection with the transactions contemplated by this Agreement, or (iii) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.7 Internal Controls.

(a) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Exchange Act). Such internal controls provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Since August 1, 2012, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respects the Company’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls and the Company has provided to Parent copies of any material written materials relating to each of the foregoing. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from August 1, 2012 to the date of this Agreement.

(b) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the 1934 Exchange Act) and such disclosure controls and procedures are designed so that material information relating to the Company required to be included in reports filed under the 1934 Exchange Act, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be disclosed by the Company in the reports that it files or submits to the SEC under the 1934 Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(c) Since August 1, 2012, neither the Company nor any of its Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the 1934 Exchange Act) or director of the Company. There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Exchange Act) or director of the Company.

(d) Neither the Company nor any of its Subsidiaries has or is subject to any “Off-Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the 1933 Securities Act).

(e) There have not been during the preceding three (3) years any transactions, Contracts or understandings or series of related transactions, Contracts or understandings, nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, or if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Securities Act that have not been disclosed in the Company Public Disclosure Record filed prior to the date hereof.

(f) To the Knowledge of the Company, no related party of the Company is entitled to receive as a consequence of the Arrangement, the Merger or the other transactions contemplated by this Agreement any collateral benefit, other than a benefit described in paragraph (c) of the definition of collateral benefit where either (i) the related party, together with its associated entities beneficially owns or exercises control or direction over less than one percent of the outstanding Company Common Shares or (ii) the requirements of clause (c)(iv)(B)(I) and (II) of the definition of collateral benefit have been satisfied with respect to that benefit and the Company will provide the disclosure contemplated by clause (c)(iv)(B)(III) in the definition of collateral benefit in the Joint Information Statement/Circular. The terms “related party”, “associated entity” and “collateral benefit” are used in this paragraph as defined in Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions.

Section 3.8 Absence of Certain Changes or Events. Between December 29, 2013 and the date of this Agreement, (a) there has not been any fact, circumstance, change, effect, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect, and (b) the Company and its Subsidiaries have conducted their businesses only in the ordinary course of business, and, except as set forth in Section 3.8 of the Company Disclosure Letter, there has not been any circumstance, action or activity, which, if taken after the date hereof, would be a violation of Section 6.1(b)(ii), Section 6.1(b)(iii), Section 6.1(b)(iv), Section 6.1(b)(viii) or Section 6.1(b)(xxi).

Section 3.9 Litigation. There is no suit, claim (or counterclaim), litigation, action, charge, complaint, arbitration, mediation, grievance or other proceeding brought, conducted or heard by or before any court or other Governmental Authority (each, a “Litigation”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. There is no Order outstanding against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. This Section 3.9 does not relate to tax matters, which are the subject of Section 3.14 or environmental matters, which are the subject of Section 3.17(a).

Section 3.10 Contracts.

(a) Except for this Agreement and for Contracts filed as an exhibit to the Company Public Disclosure Record, Section 3.10 of the Company Disclosure Letter sets forth a true and complete list of, as of the date of this Agreement, each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Securities Act (any such Contract, a “Company Material Contract”).

(b) As of the date of this Agreement, the Company has made available to Parent true and complete copies of each Company Material Contract. Each of the Company Material Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is no default under any Company Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. This Section 3.10 does not relate to Company Benefit Agreements or Company Benefit Plans, which are the subject of Section 3.13, real property leases, which are the subject of Section 3.15, or agreements entered into with franchisees, which are the subject of Section 3.19.

Section 3.11 Compliance with Laws.

(a) Each of the Company and its Subsidiaries is, and has been since August 1, 2012, in compliance with all Laws applicable to its business or operations (including Franchise Laws and Relationship Laws), in each case except for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. This Section 3.11 does not relate to compliance with securities Laws or financial statements, which are the subject of Section 3.6, internal controls, which are the subject of Section 3.7, employee benefit matters which are the subject of Section 3.13, tax matters which are the subject of Section 3.14 or environmental matters which are the subject of Section 3.16(a).

(b) Each of the Company and its Subsidiaries has in effect all approvals, authorizations, registrations, licenses, certificates, exemptions, permits and consents of Governmental Authorities (collectively, “Authorizations”) necessary for it to conduct its business as presently conducted, except for such Authorizations the absence of which would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received notice that any Authorizations will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no Knowledge of any reasonable basis for any such termination, modification or nonrenewal, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) The term “Franchise Laws” means the FTC Rule and any other Law regulating the offer or sale of franchises, including any pre-sale registration or disclosure Law. The term “FTC Rule” means the Federal Trade Commission trade regulation rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising”, 16 CFR Part 436. The term “Relationship Laws” means any franchise termination, non-renewal, unfair practices or relationship Laws, including the requirements of such Laws with respect to the notice of default, time to cure and the actual termination of any franchisee or business opportunity operator.

Section 3.12 Employment Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with any labor organization, union or association. There are not, to the Knowledge of the Company, any union organizing activities concerning any employees of the Company or any of its Subsidiaries pending or threatened and no such activities have occurred in the past five (5) years, that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. There are no strikes, slowdowns, work stoppages, lockouts, or other material labor disputes pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries and no such disputes have occurred within the past five (5) years. Except as contemplated by this Agreement, to the Knowledge of the Company, no director, executive, other key employee or group of employees has any present intention to terminate his, her, or their employment with the Company or any of its Subsidiaries (that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect). Since August 1, 2012, neither the Company nor any of its Subsidiaries has implemented any employee layoffs not in compliance with the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law.

Section 3.13 Employee Benefit Matters.

(a) Section 3.13(a) of the Company Disclosure Letter contains a true, complete and correct list, as of the date of this Agreement, of each material Company Benefit Plan and material Company Benefit Agreement. Each Company Benefit Plan and Company Benefit Agreement, in each case, that primarily covers workers located in the United States, has been administered and funded in compliance with its terms and with applicable Law (including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code), other than instances of noncompliance that, individually or in the aggregate, would not have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of (to the extent applicable): (i) the current plan document for each material Company Benefit Plan and each material

Company Benefit Agreement, other than any Company Benefit Plan or Company Benefit Agreement that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, in which case a redacted copy or summary description of any such Company Benefit Plan or Company Benefit Agreement has been made available, (ii) the most recent annual report on Form 5500 as filed, in each case with respect to each material Company Benefit Plan (if any such report was required by applicable Law), (iii) each current material trust agreement relating to any material Company Benefit Plan, (iv) the most recent summary plan description, if any, required under ERISA with respect to each material Company Benefit Plan and material Company Benefit Agreement, and (v) the most recent actuarial reports and/or financial statements (as applicable) relating to each material Company Benefit Plan and material Company Benefit Agreement.

(c) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such qualification from the IRS, and, to the Knowledge of the Company, no event has occurred that could reasonably be expected to cause the loss of or adversely affect any such qualification, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d) Section 3.13(d) of the Company Disclosure Letter lists, as of the date of this Agreement, each material Company Benefit Plan and material Company Benefit Agreement that provides health or life insurance benefits to employees or former employees (or any of their beneficiaries) of the Company or any of its Subsidiaries or to any other Person after retirement or other termination of service (other than coverage or benefits required to be provided under Section 4980B of the Code or any similar Law for which the full premium cost of such coverage is paid by the covered participant or beneficiary).

(e) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Controlled Group Liability has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries or ERISA Affiliates, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(f) Neither the Company nor any of its Subsidiaries or ERISA Affiliates contributes to or otherwise participates in or has any current or contingent liability or obligation with respect to (i) any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA), (ii) any “multi-employer pension plan” (or term of similar import) as defined under the Pension Benefits Act (Ontario), as amended or other applicable Law in Canada, or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA).

(g) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) no proceeding, claim, action or lawsuit relating to any Company Benefit Plan or Company Benefit Agreement has been asserted, instituted or, to the Knowledge of the Company, threatened (other than routine claims for benefits and appeals of such claims), (ii) no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) or breach of fiduciary duty (as determined under ERISA) has occurred or is reasonably expected to occur with respect to any of the Company Benefit Plans that primarily covers workers located in the United States, and (iii) no Company Benefit Plan or Company Benefit Agreement is under, and neither the Company nor any of its Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or, to the Knowledge of the Company, any other Governmental Authority relating to any Company Benefit Plan or Company Benefit Agreement.

(h) The consummation of the Arrangement, the Merger and the other transactions contemplated by this Agreement, alone or in combination with any other event (where such other event would not alone have an effect described in this sentence), will not give rise to any material liability under any material Company Benefit Plan or material Company Benefit Agreement, including liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment, funding or vesting or increase the amount of compensation or benefits due to any employee, officer or director of the Company or any of its Subsidiaries (whether current, former or retired) or their beneficiaries. No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Arrangement, the Merger and the other transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its Subsidiaries under any Company Benefit Plan or Company Benefit Agreement, or otherwise, would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any indemnity obligation on or after the Effective Time for any taxes imposed under Section 4999 or 409A of the Code.

(i) Except as would not have a Company Material Adverse Effect, each Company Benefit Plan or Company Benefit Agreement that primarily covers workers located outside of the United States (each, a “Foreign Company Plan”), has been established, registered, qualified, funded, invested, operated and administered in accordance with the applicable plan document and all applicable Laws and other requirements, and if intended to qualify for special tax treatment, satisfies all requirements for such treatment. To the Knowledge of the Company, no event has occurred with respect to any Foreign Company Plan that is intended to be registered that would result in the revocation of the registration of such Foreign Company Plan or entitle any Person (without the consent of the Company) to wind up or terminate any Foreign Company Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Foreign Company Plan except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(j) The term “Company Benefit Agreement” means each employment, individual consulting, indemnification, change in control, severance, termination or other compensation agreement or arrangement between the Company or any of its Subsidiaries, on the one hand, and any current or former employee, service provider, officer or director of the Company or any of its Subsidiaries, on the other hand (but excluding any Company Benefit Plans), pursuant to which the Company or any of its Subsidiaries has any continuing obligations, other than any agreement or arrangement mandated by applicable Law. The term “Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other compensation or benefit plan, policy, program, arrangement or understanding (but excluding any Company Benefit Agreement), in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has any current or contingent obligation or liability, other than (i) any “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) any “multi-employer pension plan” (or term of similar import) as defined under the Pension Benefits Act (Ontario), as amended or other applicable Law in Canada, or (iii) any plan, policy, program, arrangement or understanding mandated by applicable Law.

Section 3.14 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries has duly and timely filed all Returns required to be filed by it with the appropriate Governmental Authority and all such Returns are true, complete and correct.

(b) The Company and each of its Subsidiaries has: (i) duly and timely paid all Taxes due and payable by it other than such Taxes that are being contested in good faith and in respect of which adequate reserves have been established in accordance with GAAP in the Company Interim Financial Statements; (ii) duly and timely withheld all Taxes and other amounts required by applicable Tax Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Authority all such withheld Taxes and other amounts required by applicable Tax Laws to be remitted by it; and (iii) duly and timely collected all amounts on account of sales or transfer Taxes, including goods and services, harmonized sales, value added and federal, provincial, state or territorial sales Taxes, required by applicable Tax Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Authority all such collected Taxes required by applicable Tax Laws to be remitted by it.

(c) No audit, action, investigation, refund litigation, matter in controversy, examination, deficiency, proposed adjustment or other Litigation (any “Proceeding”) is pending or is being threatened in writing with respect to Taxes or Returns of the Company or any of its Subsidiaries.

(d) The charges, accruals, and reserves for Taxes reflected on the Company Interim Financial Statements (whether or not due and whether or not shown on any Return but excluding any provision for deferred income Taxes) are adequate under GAAP to cover Taxes of the Company and each of its Subsidiaries accruing through the date of such Company Interim Financial Statements.

(e) There are no Liens for Taxes on the property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(f) The Company is a taxable Canadian corporation as defined in the Tax Act. In the last three (3) years, no claim has been made in writing by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Returns to the effect that such entity is or may be subject to taxation by such jurisdiction.

(g) Neither the Company nor any of its Subsidiaries has any liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) pursuant to Treasury Regulations Section 1.1502-6 or sections 159 or 160 of the Tax Act (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor or by contract.

(h) No private letter rulings, technical advice memoranda, closing agreement, or similar agreements or rulings have been entered into or issued by any Governmental Authority with respect to the Company or any of its Subsidiaries that are binding on such entity in respect of any taxable year for which the statute of limitations has not yet expired.

(i) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof.

(j) Neither the Company nor any of its non-U.S. Subsidiaries is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

Section 3.15 Real Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Subsidiary of the Company has good and valid fee title to such Company Owned Real Property, and all real property owned by the Company and its Subsidiaries relating to a restaurant, in each case free and clear of all Liens, except for Permitted Liens. “Company Owned Real Property” means all real property, other than real property relating to a restaurant, owned, as of the date of this Agreement, by the Company or any of its Subsidiaries.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company or a Subsidiary of the Company has a good and valid title to a leasehold or subleasehold estate in each Company Specified Leased Real Property and all leased real property relating to a restaurant, (ii) each Company Specified Real Property Lease and each lease of real property relating to a restaurant is valid, binding and in full force and effect; and (iii) neither the Company nor any of its Subsidiaries that is party to each Company Specified Real Property Lease, nor to the Knowledge of the Company, any other party to each Company Specified Real Property Lease, is in material breach or default thereunder which material breach or default continues on the date of this Agreement, and neither the Company nor any of its Subsidiaries has received or given any written notice of any material breach or default under each Company Specified Real Property Lease which default continues on the date of this Agreement. “Company Specified Real Property Leases” means all leases, subleases and licenses (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) of real property under which, as of the date of this Agreement, the Company or any of its Subsidiaries is a tenant, licensee or a subtenant of any leasehold or subleasehold estate and other right to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property, other than (x) with respect to real property relating to a restaurant and (y) leases that do not provide for annual rent in excess of C$300,000 (“Company Specified Leased Real Property”).

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) each Company Specified Real Property Landlord Lease is valid, binding and in full force and effect and (ii) neither the Company nor any of its Subsidiaries that is party to each Company Specified Real Property Landlord Lease, nor to the Knowledge of the Company, any other party to each Company Specified Real Property Landlord Lease, is in material breach or default thereunder which material breach or default continues on the date of this Agreement, and neither the Company nor any of its Subsidiaries has received or given any written notice of any material breach or default under such Company Specified Real Property Landlord Lease which default continues on the date of this Agreement. “Company Specified Real Property Landlord Leases” means all leases, licenses, subleases or similar agreements under which, as of the date of this Agreement, the Company or any of its Subsidiaries conveys or grants to any Person a leasehold estate in, or the right to use or occupy, any Company Owned Real Property or portion thereof, other than (x) leases, licenses, subleases and similar arrangements with respect to real property relating to a restaurant and (y) leases, licenses, subleases and similar arrangements that do not provide for annual rent in excess of C$300,000.

Section 3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete (in all material respects) list, as of the date of this Agreement, of all issued and registered Intellectual Property (including Internet domain names) or applications for issuance and registration of any Intellectual Property owned by the Company or any of its Subsidiaries (indicating for each, as applicable, the owner(s), jurisdiction and, as applicable, the application, patent or registration number and date). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to, or has the valid and enforceable right to use all Intellectual Property used in, or that is necessary for, the conduct of the business of the Company or any of its Subsidiaries as currently conducted (collectively, the “Company Intellectual Property”) and free and clear of any Liens, except Permitted Liens. All material issued and registered Company Intellectual Property owned by the Company or any of its Subsidiaries and set forth in Section 3.16(a) of the Company Disclosure Letter, including all registrations for the trademarks and service marks TIMBITS and TIM HORTONS in the jurisdictions set forth on Section 3.16(a) of the Company Disclosure Letter for and to the extent such registrations cover any of the core products and or services of the Company and any of its Subsidiaries are valid, subsisting, and enforceable and in full force and effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the transactions contemplated by this Agreement (including the Arrangement and the Merger) shall not impair the right, title, or interest of the Company or any its Subsidiaries in or to any Company Intellectual Property, and all of the Company

Intellectual Property shall be owned or available for use by the Company and its Subsidiaries on terms and conditions identical to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Closing.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no claims or other suits, actions or proceedings are currently pending (or were previously pending at any time since August 1, 2012 and remain unresolved) or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that the Company or any of its Subsidiaries or the operation of the Company’s or any of its Subsidiaries’ respective businesses (including through any Company Franchisee or other licensee) has infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any other Person, or that contest the validity, use, registerability, ownership or enforceability of any of the Company Intellectual Property (including any cancellation, opposition or similar proceedings), and, to the Knowledge of the Company, there is no reasonable basis for any such claim. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor the use of any Company Intellectual Property, nor the operation of the Company’s or any of its Subsidiaries’ respective businesses (including through any Company Franchisee or other licensee), infringes, misappropriates, dilutes or otherwise violates, or has at any time since August 1, 2012, infringed, misappropriated, diluted or otherwise violated, any Intellectual Property of any other Person. As of the date of this Agreement, no Person is infringing, misappropriating, diluting or otherwise violating the rights of the Company or any of its Subsidiaries with respect to any Company Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company Intellectual Property owned by the Company or any of its Subsidiaries is not subject to any outstanding consent, settlement, lien, decree, order, injunction, judgment or ruling restricting the use thereof in a manner that would reasonably be expected to materially impair the continued operation of the Company and its Subsidiaries businesses in the ordinary course of business.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain and protect the value, secrecy and confidentiality of its trade secrets and other material confidential information and to maintain, protect and enforce the other Company Intellectual Property.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and has been to the extent required by Law, in compliance with its posted privacy policies and all other related notices, policies and programs and all applicable data protection, privacy and other applicable Laws regarding the collection, use, storage, distribution, transfer, import, export, disposal or disclosure (in any form or medium) of any personally identifiable information, (ii) each of the Company and its Subsidiaries is, and has been confirmed by an independent security assessor to be, in compliance with the Payment Card Industry Data Security Standard during its last auditing period for such compliance, and (iii) since January 1, 2014, to the Knowledge of the Company, there have not been any incidents of data security breaches.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the information technology systems, including the software, hardware, databases, networks, servers and related assets, owned, leased or licensed by the Company and its Subsidiaries, are sufficient for the operation of the business; and (ii) the Company and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities.

(f) The term “Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, including: (i) any patent or patent application (including all reissues,

divisions, continuations, continuations-in-part and extensions thereof), patent disclosure or other patent right, (ii) any trademark, service mark, trade name, business name, brand name, Internet domain name, slogan, logo, trade dress and all other indicia of origin, together with all goodwill associated therewith, and all registrations, applications for registration, and renewals for any of the foregoing, (iii) any copyright, work of authorship (whether or not copyrightable), design, design registration, database rights, and all registrations, applications for registration, and renewals for any of the foregoing (and including in all website content and software), and (iv) any trade secrets and know-how.

Section 3.17 Environmental Matters.

(a) Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and has for the past five (5) years been, in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written communication alleging that the Company or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law, (ii) each of the Company and its Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws to conduct its business as presently conducted, (iii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (iv) none of the Company or any of its Subsidiaries has Released or exposed any Person to, any Hazardous Materials, and no Hazardous Materials have been Released at, on, under or from any of the Company Owned Real Property, the Company Specified Leased Real Property, in a manner that would reasonably be expected to result in an Environmental Claim against the Company or any of its Subsidiaries.

(b) The term “Environmental Claims” means any Orders, Litigations or written notices of noncompliance by or from any Governmental Authority or any other Person alleging liability arising out of the Release of any Hazardous Material or the failure to comply with any Environmental Law or any Authorization issued thereunder. The term “Environmental Law” means any Law relating to pollution or protection of the environment or natural resources or human exposure to Hazardous Materials. The term “Hazardous Materials” means any materials or wastes that are listed or defined in relevant form, quantity, concentration or condition as hazardous substances, hazardous wastes, hazardous materials, extremely hazardous substances, toxic substances, pollutants, contaminants or terms of similar import under any applicable Environmental Law. The term “Release” means any release, spill, emission, leaking, pumping, emitting, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment.

Section 3.18 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (b) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (c) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy, and (d) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 3.19 Franchise Matters.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) development agreements in which the Company or any of its Subsidiaries has granted exclusive rights to develop or operate two or more “TIM HORTONS” Shops or license others to develop or operate within one or more countries, states, provinces or other significant geographic areas and (ii) master franchise agreements (collectively, the “Company Specified Agreements”), in each case to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or their properties is bound (other than any such agreements between a Person and its Subsidiaries or among its Subsidiaries) and that grant or purport to grant to any Person the right to develop or operate two or more “TIM HORTONS” Shops or license others to develop or operate within one or more countries, states, provinces or other significant geographic areas any of the following (each, a “Company Franchise”): “TIM HORTONS” Shops. For the avoidance of doubt, the terms Company Specified Agreements and Company Franchise expressly exclude any unit franchise agreement(s) granting a Person the right to develop or operate a single unit “TIM HORTONS” Shop within one or more countries, states, provinces or other significant geographic areas.

(b) Section 3.19(b) of the Company Disclosure Letter sets forth a true and complete list of the top twenty-five Company Franchisees based upon the total royalties paid by each such Company Franchisee to the Company or its Subsidiaries during the fiscal year 2013.

(c) Each of the Company Specified Agreements is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is no default under any Company Specified Agreement by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.19(c) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement do not, and the consummation of the Arrangement, the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under (other than any such Lien created from any action taken by a Parent Party) or any right of rescission or set-off under, any provision of any Company Specified Agreement other than any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) Section 3.19(d) of the Company Disclosure Letter sets forth a true and complete list of all Company FDDs that the Company or any of its Subsidiaries have used to offer or sell Company Franchises within Canada or the United States at any time since January 1, 2014. The Company has made available to Parent true and complete copies of each such Company FDD. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since August 1, 2013, the Company and its Subsidiaries have not, in any such Company FDD or in any registration, application or filing with any Governmental Authority under any Canadian or United States Franchise Law, made any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(e) Neither the Company nor any of its Subsidiaries is subject to any judgment that would prohibit or restrict the offer or sale of Company Franchises in any jurisdiction.

(f) To the Knowledge of the Company, all funds administered by or paid to the Company or any of its Subsidiaries by or on behalf of one or more Company Franchises at any time since August 1, 2013, including funds that Company Franchises contributed for advertising and promotion and rebates and other payments made by suppliers and other third parties on account of Company Franchises’ purchases from those suppliers and third parties, have been administered and spent in accordance in all material respects with the applicable franchise agreements, except where the failure to do so, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(g) Either the Company FDD or Section 3.19(g) of the Company Disclosure Letter contains a summary of all material franchise-related arbitrations, litigation, class proceedings, material complaints or disputes, or other Litigations which are pending or, to the Knowledge of the Company, threatened (i) from any Company Franchisee or association purporting to represent a group of Company Franchisees, or (ii) from any other Company Franchisee except where such Litigation, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(h) The term “Company FDD” means any franchise disclosure document used by the Company or any of its Subsidiaries in connection with the offer or sale of Company Franchises in the United States or Canada. The term “Company Franchisee” means a Person other than the Company or any of its Subsidiaries that is granted a right (whether directly by the Company or any of its Subsidiaries or by another Company Franchisee) to develop or operate, or is granted a right to license others to develop or operate, a Company Franchise within a specific geographic area or at a specific location. For the avoidance of doubt, the term Company Franchisee expressly excludes any Person that is granted a right to develop or operate a single unit “TIM HORTONS” Shop, provided that if such Person is also granted a right to develop or operate, or is granted a right to license others to develop or operate, a Company Franchise then such Person shall be included in the term Company Franchisee but only in connection with such Company Franchise.

Section 3.20 Quality and Safety of Food & Beverage Products. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since August 1, 2012, (a) there have been no recalls of any food or beverage product of the Company or any Subsidiary, whether ordered by a Governmental Authority or undertaken voluntarily by the Company or a Subsidiary; and (b) to the Knowledge of the Company, none of the food or beverage products of the Company or any Subsidiary have been adulterated, misbranded, mispackaged, or mislabeled in violation of applicable Law, or pose an inappropriate threat to the health or safety of a consumer when consumed in the intended manner.

Section 3.21 Certain Business Practices. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries (nor any of their respective officers, directors or employees), (a) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, provincial, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was illegal under the laws of any federal, state, provincial, local or foreign jurisdiction; or (b) has engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by (i) the United States Office of Foreign Assets Control or any other agency of the United States government or (ii) the Corruption of Foreign Public Officials Act (Canada), or (iii) any other applicable Law of similar effect.

Section 3.22 Cultural Business. Neither the Company nor any of its Subsidiaries provides any of the services or engages in any of the activities of a “cultural business” as defined in the Investment Canada Act.

Section 3.23 Information Supplied. The information relating to the Company, the Subsidiaries of the Company and its or their respective officers and directors that is or will be provided by the Company or its Representatives for inclusion in the Joint Information Statement/Circular and the Form S-4 will not, at the date it is filed with the SEC or, in the case of the Joint Information Statement/Circular, first mailed to the Company’s stockholders or delivered to Parent’s stockholders, or at the time of any amendment thereof, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Section 3.24 Voting Requirements. Subject to the terms of the Interim Order, the Company Shareholder Approval is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and approve the transactions contemplated hereby.

Section 3.25 Takeover Statutes. Assuming the accuracy of the representations and warranties of the Company set forth in Section 4.25, to the Knowledge of the Company, no Takeover Law applies or purports to apply to the Company with respect to this Agreement, the Arrangement, the Merger, the Company Voting Agreements or any of the other transactions contemplated by this Agreement.

Section 3.26 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Citigroup Inc. and RBC Capital Markets (the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Arrangement, the Merger and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. True and complete copies of the engagement letters with each of the Company Financial Advisors have been delivered to Parent.

Section 3.27 Opinions of Financial Advisors. The Company Board of Directors has received the Company Fairness Opinions from the Company Financial Advisors. True, correct and complete copies of the Company Fairness Opinions will be provided by the Company to Parent not later than two (2) Business Days after the date hereof (or, if later, within two Business Days following the Company’s receipt thereof in writing) for informational purposes only.

Section 3.28 No Other Representations and Warranties. Except for the representations and warranties made by the Company in this Article 3 together with the certificates and other documents delivered pursuant hereto, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article 3 together with the certificates and other documents delivered pursuant hereto, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its Representatives, with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of the Company’s Subsidiaries or their respective businesses or operations or (b) any oral or written information furnished or made available to Parent or any of its Representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or the consummation of this transaction and the other transactions contemplated by this Agreement, including the accuracy, completeness or currentness thereof, and neither the Company nor any other Person will have any liability to Parent or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT.

Except (i) as disclosed in any Parent Public Disclosure Record, other than any disclosures contained therein under the captions “Risk Factors” or “Forward Looking Statements” or disclosures continued in the Parent Public Disclosure Record under any other captions to the extent the disclosures are predictive, cautionary or forward-looking in nature, but it being understood that this clause (i) shall not be applicable to Section 4.3 (Capital Structure), Section 4.4 (Authority; Recommendation), Section 4.25 (Takeover Statutes), Section 4.23 (Information Supplied) Section 4.26 (Brokers and Other Advisors) and Section 4.27 (Opinions of Financial Advisors), or (ii) as set forth in the Parent Disclosure Letter, Parent represents and warrants to the Company as follows:

Section 4.1 Organization, Standing and Corporate Power. Each of Parent and its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate or other entity power and authority to carry on its business as presently conducted, except (other than with respect to Parent’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. True and complete copies of the Certificate of Incorporation of Parent (the “Parent Certificate of Incorporation”) and the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), in each case as in effect on the date of this Agreement, are included in the Parent Public Disclosure Record.

Section 4.2 Subsidiaries. The organization chart or Parent and its Subsidiaries attached to Section 4.2 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, each Subsidiary of Parent. All the outstanding shares of capital stock of, or other Equity Interests in, each Subsidiary of Parent have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of all Liens, other than Permitted Liens. Except for its interests in its Subsidiaries, Parent does not own, directly or indirectly, any capital stock of, or other Equity Interests in, any corporation, partnership, joint venture, association or other entity. There are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which any Subsidiary of Parent is a party or by which any of them is bound (a) obligating any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of or Equity Interests in, or any security convertible or exchangeable for any shares of capital stock or other voting securities of or Equity Interest in, any Subsidiary of Parent, (b) obligating any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, or (c) giving any Person the right to receive any economic interest of a nature accruing to the holders of capital stock of any of Parent’s Subsidiaries.

Section 4.3 Capital Structure.

(a) The authorized capital stock of Parent consists of 2,000,000,000 Parent Common Shares and 2,000,000,000 shares of preferred stock, par value U.S.$0.01 (the “Parent Preferred Stock”). At the close of business on the Capitalization Date, (i) 351,963,073 Parent Common Shares were issued and outstanding, (ii) 24,182,301 Parent Common Shares were reserved and available for issuance pursuant to the Parent Stock Plans and pursuant to such Parent Stock Plans (A) 19,101,343 Parent Common Shares were subject to outstanding Parent Options and (B) 166,100 Parent Common Shares were subject to outstanding Parent RSUs (together with the Parent Options, the “Parent Equity Awards”), (iii) 345,286 Parent Common Shares were owned by Parent as treasury stock, and (iv) no shares of Parent Preferred Stock were issued or outstanding. Except as set forth above, at the close of business on the Capitalization Date, no shares of capital stock or other voting securities of or Equity Interests in Parent were issued, reserved for issuance or outstanding. From the Capitalization Date, (x) there have been no issuances by Parent of shares of capital stock or other voting securities of or Equity Interests in Parent (including Parent Equity Awards), other than issuances of Parent Common Shares pursuant to Parent Equity Awards outstanding on the Capitalization Date, and (y) there have been no issuances by Parent of options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Common Shares, other than issuances pursuant to Parent Equity Awards outstanding on the Capitalization Date.

(b) Section 4.3 of the Parent Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Parent Equity Awards outstanding under the Parent Stock Plans (or otherwise), including the Parent Stock Plan under which each such Parent Equity Award was granted, identification number of holder, number of Parent Common Shares, exercise price (if any) and vesting schedule of such Parent Equity Awards, as applicable.

(c) All outstanding Company Common Shares are, and all such shares that may be issued prior to the Merger Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Shares may vote (“Voting Parent Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the Capitalization Date, there were no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which Parent is a party or by which Parent is bound (i) obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of or Equity Interests in, or any security convertible or exchangeable for any shares of capital stock or other voting securities of or Equity Interest in, Parent or of any of its Subsidiaries or any Voting Parent Debt, (ii) obligating Parent to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, or (iii) giving any Person the right to receive any economic interest of a nature accruing to the holders of Parent Common Shares, and since the Capitalization Date, none of the foregoing has been issued. There are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of Parent, other than pursuant to the Parent Stock Plans and the Parent Equity Awards.

(d) Parent does not have any stockholder rights plan in effect.

Section 4.4 Authority; Recommendation.

(a) Parent has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to consummate the transactions contemplated by this Agreement and thereby, subject, in the case of the Merger, to receipt of the approval and adoption of this Agreement, to be evidenced by the delivery of the Parent Shareholder Consent (the “Parent Shareholder Approval”). The execution and delivery of this Agreement and the other agreements contemplated hereby by Parent and the consummation of the transactions contemplated by, and compliance with the provisions of, this Agreement by Parent have been duly authorized by all necessary corporate action on the part of Parent, subject, in the case of the Merger, to receipt of the Parent Shareholder Approval. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject, as to enforceability, to the Bankruptcy and Equity Exception.

(b) The Parent Board of Directors, at a meeting duly called and held at which all directors of Parent were present, duly and unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, (ii) approving and declaring advisable this Agreement, the Merger, the Financing and the other transactions contemplated by this Agreement, (iii) declaring that the terms of this Agreement and the transactions contemplated hereby, including the Merger, the Financing and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the stockholders of Parent, (iv) directing that the adoption of this Agreement be submitted to the stockholders of Parent, and (v) recommending that the stockholders of Parent approve the adoption of this Agreement.

Section 4.5 Non-Contravention. The execution and delivery by Parent of this Agreement and the other agreements contemplated hereby do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and thereby and compliance with the provisions of this Agreement and the other agreements contemplated hereby will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under (other than any such Lien created as a result of any action taken by the Company), any provision of (a) the Parent Certificate of Incorporation, the Parent Bylaws or the comparable organizational documents of any of its Subsidiaries, or (b) subject to the filings and other matters referred to in the immediately following sentence, and assuming the accuracy of the representations and warranties of the Company set forth in Article 3, (i) any Contract to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, (ii) any Law or Order, in each case applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) any Authorizations of Parent or its Subsidiaries, other than, in the case of clause (b) above, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No Authorization, Order, waiver of, action or nonaction by, or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the other agreements contemplated hereby by Parent or the consummation by Parent of the Merger or the other transactions contemplated by this Agreement, except for (A) such filings and other actions required under applicable Canadian Securities Laws and the U.S. Securities Laws (including any state or provincial securities Laws) and the rules and policies of the NYSE, in each case, as are contemplated by this Agreement, including the filing with the SEC of the Joint Information Statement/Circular and Form S-4, (B) the Required Regulatory Approvals, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (D) any Permits and filings and notifications with respect to which the failure to obtain or make the same would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, or could not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement or the Merger.

Section 4.6 Securities Laws Matters; Financial Statements; Undisclosed Liabilities.

(a) Neither the SEC nor any other securities commission (or similar regulatory authority) has issued any Order preventing or suspending trading of any securities of Parent and Parent is in compliance in all material respects with applicable U.S. Securities Laws. Trading in Parent Common Shares on the NYSE is not currently halted or suspended. No delisting, suspension of trading or cease trading Order with respect to any securities of Parent is pending or, to the Knowledge of Parent, threatened. Except as set forth in this Section 4.6 or Section 4.6 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is subject to continuous disclosure or other public reporting requirements under any securities Laws.

(b) Parent has filed all material reports, schedules, forms, statements and other documents with the SEC required to be filed by Parent pursuant to the Securities Act or the Exchange Act since August 1, 2012. As of their respective effective dates (in the case of Parent Public Disclosure Records that are registration statements filed pursuant to the requirements of the 1933 Securities Act) and as of their respective dates of filing (in the case of all other Parent Public Disclosure Records), the Parent Public Disclosure Records complied as to form in all material respects with the requirements of the 1933 Securities Act or the 1934 Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date of this Agreement, as of such respective dates, none of the Parent Public Disclosure Records contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Parent Public Disclosure Records. To the Knowledge of Parent, as of the date hereof, none of the Parent Public Disclosure Records is the subject of ongoing SEC review or outstanding SEC investigation.

(c) Each of the audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Parent included in the Parent Public Disclosure Records when filed complied as to form in all material respects with U.S. Securities Laws and the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, to the extent permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments and the absence of footnotes (none of which are material to the Company and its Subsidiaries taken as a whole)).

(d) Except for matters reflected or reserved against in the most recent consolidated balance sheet of Parent (or the notes thereto) included in the Parent Public Disclosure Record, neither Parent nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of Parent (including the notes thereto), except liabilities and obligations that (i) were incurred since the date of such balance sheet in the ordinary course of business, (ii) are incurred in connection with the transactions contemplated by this Agreement, or (iii) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.7 Internal Controls.

(a) Parent and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Exchange Act). Such internal controls provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Since August 1, 2012, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respects Parent’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls and Parent has provided to the Company copies of any material written materials relating to each of the foregoing. Parent has made available to the Company all such disclosures made by management to Parent’s auditors and audit committee from August 1, 2012 to the date of this Agreement.

(b) Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the 1934 Exchange Act) and such disclosure controls and procedures are designed so that material information relating to Parent required to be included in reports filed under the 1934 Exchange Act, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer, and such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and its principal financial officer to material information required to be disclosed by Parent in the reports that it files or submits to the SEC under the 1934 Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(c) Since August 1, 2012, neither Parent nor any of its Subsidiaries has made any prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the 1934 Exchange Act) or director of Parent. There are no outstanding loans or other extensions of credit made by Parent or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Exchange Act) or director of the Company.

(d) Neither Parent nor any of its Subsidiaries has or is subject to any “Off-Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the 1933 Securities Act).

(e) There have not been during the preceding three (3) years any transactions, Contracts or understandings or series of related transactions, Contracts or understandings, nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, or if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Securities Act that have not been disclosed in the Parent Public Disclosure Record filed prior to the date hereof.

Section 4.8 Absence of Certain Changes or Events. Between December 31, 2013 and the date of this Agreement, (a) there has not been any fact, circumstance, change, effect, event or occurrence that has had or would reasonably be expected to have a Parent Material Adverse Effect, (b) Parent and its Subsidiaries have conducted their businesses only in the ordinary course of business, and (c) except as set forth in Section 4.8 of the Parent Disclosure Letter, there has not been any circumstance, action or activity which, if taken after the date hereof, would be a violation of, Section 6.2(b)(ii), Section 6.2(b)(iii), Section 6.2(b)(iv), Section 6.2(b)(v) or Section 6.2(b)(x) hereof.

Section 4.9 Litigation. There is no Litigation pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. There is no Order outstanding against Parent or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. This Section 4.9 does not relate to tax matters which are the subject of Section 4.14, or environmental matters, which are the subject of Section 4.17.

Section 4.10 Contracts.

(a) Except for this Agreement and for Contracts filed as an exhibit to the Parent Public Disclosure Record, Section 4.22 of the Parent Disclosure Letter sets forth a true and complete list of, as of the date of this Agreement, each Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Securities Act (any such Contract, a “Parent Material Contract”).

(b) As of the date of this Agreement, Parent has made available to the Company true and complete copies of each Parent Material Contract. Each of the Parent Material Contracts is valid and binding on Parent or the Subsidiary of Parent party thereto and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. There is no default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. This Section 4.10 does not relate to Company Benefit Agreements or Company Benefit Plans, which are the subject of Section 4.13, real property leases, which are the subject of Section 4.15, or agreements entered into with franchisees, which are the subject of Section 4.19.

Section 4.11 Compliance with Laws.

(a) Each of Parent and its Subsidiaries is, and has been since August 1, 2012, in compliance with all Laws applicable to its business or operations (including Franchise Laws and Relationship Laws), in each case except for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. This Section 4.11 does not relate to compliance with securities Laws or financial statements, which are the subject of Section 4.6, internal controls, which are the subject of Section 4.7, employee benefit matters, which are the subject of Section 4.13, tax matters which are the subject of Section 4.14 or environmental matters which are the subject of Section 4.17.

(b) Each of Parent and its Subsidiaries has in effect all Authorizations necessary for it to conduct its business as presently conducted, except for such Authorizations the absence of which would not, individually or in the aggregate, have a Parent Material Adverse Effect. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received notice that any Authorizations will be terminated or modified or cannot be renewed in the ordinary course of business, and Parent has no Knowledge of any reasonable basis for any such termination, modification or nonrenewal, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.12 Employment Matters. Neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with any labor organization, union or association. There are not, to the Knowledge of Parent, any union organizing activities concerning any employees of Parent or any of its Subsidiaries pending or threatened and no such activities have occurred in the past five (5) years, that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. There are no strikes, slowdowns, work stoppages, lockouts, or other material labor disputes pending or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries and no such disputes have occurred in the past five (5) years. Except as contemplated by this Agreement, to the Knowledge of Parent, no director, executive, other key employee or group of employees has any present intention to terminate his, her, or their employment with Parent or any of its Subsidiaries (that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect). Since August 1, 2012, neither Parent nor any of its Subsidiaries has implemented any employee layoffs not in compliance with the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law.

Section 4.13 Employee Benefit Matters.

(a) Section 4.13(a) of the Parent Disclosure Letter contains a true, complete and correct list, as of the date of this Agreement, of each material Parent Benefit Plan and material Parent Benefit Agreement. Each Parent Benefit Plan and Parent Benefit Agreement, in each case, that primarily covers workers located in the United States has been administered and funded in compliance with its terms and with applicable Law (including ERISA and the Code), other than instances of noncompliance that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b) Parent has made available to the Company true and complete copies of (to the extent applicable): (i) the current plan document for each material Parent Benefit Plan and each material Parent Benefit Agreement, other than any Parent Benefit Plan or Parent Benefit Agreement that Parent or any of its Subsidiaries is prohibited from making available to the Company as the result of applicable Law relating to the safeguarding of data privacy, in which case a redacted copy or summary description of any such Parent Benefit Plan or Parent Benefit Agreement has been made available, (ii) the most recent annual report on Form 5500 as filed, in each case with respect to each material Parent Benefit Plan (if any such report was required by applicable Law), (iii) each current material trust agreement relating to any material Parent Benefit Plan, (iv) the most recent summary plan description, if any, required under ERISA with respect to each material Parent Benefit Plan and material Parent Benefit Agreement, and (v) the most recent actuarial reports and/or financial statements (as applicable) relating to each material Parent Benefit Plan and material Parent Benefit Agreement.

(c) Each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such qualification from the IRS, and, to the Knowledge of Parent, no event has occurred that could reasonably be expected to cause the loss of or adversely affect any such qualification except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(d) Section 4.13(d) of the Parent Disclosure Letter lists, as of the date of this Agreement, each material Parent Benefit Plan and material Parent Benefit Agreement that provides health or life insurance benefits to employees or former employees (or any of their beneficiaries) of Parent or any of its Subsidiaries or to any other Person after retirement or other termination of service (other than coverage or benefits required to be provided under Section 4980B of the Code or any similar Law for which the full premium cost of such coverage is paid by the covered participant or beneficiary).

(e) Section 4.13(e) of the Parent Disclosure Letter lists each Parent Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code (each, a “Title IV Plan”). Except as would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect, with respect to each Title IV Plan: (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred, (iv) all premiums due to the Pension Benefit Guaranty Corporation have been timely paid in full, and (v) as of the date of this Agreement, the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such Title IV Plan and, to the Knowledge of Parent, no circumstances exist which could reasonably be expected to serve as a basis for the institution of such proceedings. As of the date of this Agreement, (x) the information contained in the actuarial reports referenced in Section 4.13(b) is complete and accurate in all material respects, and (y) to the Knowledge of Parent, no material changes have occurred with respect to the financial condition of any Title IV Plan since the date of the most recent actuarial valuation report of such Title IV Plan. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, no Controlled Group Liability has been or is reasonably expected to be incurred by Parent or any of its Subsidiaries or ERISA Affiliates, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(f) Neither Parent nor any of its Subsidiaries or any of its ERISA Affiliates contributes to or otherwise participates in or has any current or contingent liability or obligation with respect to (i) any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA), (ii) any “multi-employer pension plan” (or term of similar import) as defined under the Pension Benefits Act (Ontario), as amended or other applicable Law in Canada, or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA).

(g) Except as would not reasonably be expected to have a Parent Material Adverse Effect, (i) no proceeding, claim, action, or lawsuit relating to any Parent Benefit Plan or Parent Benefit Agreement has been asserted, instituted or, to the Knowledge of Parent, threatened (other than routine claims for benefits and appeals of such claims), (ii) no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) or breach of fiduciary duty (as determined under ERISA) has occurred or is reasonably expected to occur with respect to any of the Parent Benefit Plans that primarily covers workers located in the United States, and (iii) no Parent Benefit Plan or Parent Benefit Agreement is under, and neither Parent nor any of its Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or, to the Knowledge of Parent, any other Governmental Authority relating to any Parent Benefit Plan or Parent Benefit Agreement.

(h) The consummation of the Arrangement, the Merger and the other transactions contemplated by this Agreement, alone or in combination with any other event (where such other event would not alone have an effect described in this sentence), will not give rise to any material liability under any material Parent Benefit Plan or material Parent Benefit Agreement, including liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment, funding or vesting or increase the amount of compensation or benefits due to any employee, officer or director of Parent or any of its Subsidiaries (whether current, former or retired) or their beneficiaries. Neither Parent nor any of its Subsidiaries has any indemnity obligation on or after the Effective Time for any taxes imposed under Section 4999 or 409A of the Code.

(i) Except as would not have a Parent Material Adverse Effect, each Parent Benefit Plan or Parent Benefit Agreement that primarily covers workers located outside of the United States (each, a “Foreign

Parent Plan”), has been established, registered, qualified, funded, invested, operated and administered in accordance with the applicable plan document and all applicable Laws and other requirements, and if intended to qualify for special tax treatment, satisfies all requirements for such treatment. To the Knowledge of Parent, no event has occurred respecting any Foreign Parent Plan that is intended to be registered which would result in the revocation of the registration of such Foreign Parent Plan or entitle any Person (without the consent of Parent) to wind up or terminate any Foreign Parent Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Foreign Parent Plan except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(j) The term “Parent Benefit Agreement” means each employment, individual consulting, indemnification, change in control, severance, termination or other compensation agreement or arrangement between Parent or any of its Subsidiaries, on the one hand, and any current or former employee, service provider, officer or director of Parent or any of its Subsidiaries, on the other hand (but excluding any Parent Benefit Plans) pursuant to which Parent or any of its Subsidiaries has any continuing obligations, other than any agreement or arrangement mandated by applicable Law. The term “Parent Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other compensation or benefit plan, policy, program, arrangement or understanding (but excluding any Parent Benefit Agreement), in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Parent or any of its Subsidiaries, or under or with respect to which Parent or any of its Subsidiaries has any current or contingent obligation or liability, other than (i) any “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) any “multi-employer pension plan” (or term of similar import) as defined under the Pension Benefits Act (Ontario), as amended or other applicable Law in Canada, or (iii) any plan, policy, program, arrangement or understanding mandated by applicable Law.

Section 4.14 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and each of its Subsidiaries has duly and timely filed all Returns required to be filed by it with the appropriate Governmental Authority and all such Returns are true, complete and correct.

(b) Parent and each of its Subsidiaries has (i) duly and timely paid all Taxes due and payable by it other than such Taxes that are being contested in good faith and in respect of which adequate reserves have been established in accordance with GAAP in the most recent financial statements of Parent included in the Parent Public Disclosure Records; (ii) duly and timely withheld all Taxes and other amounts required by applicable Tax Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Authority all such withheld Taxes and other amounts required by applicable Tax Laws to be remitted by it; and (iii) duly and timely collected all amounts on account of sales or transfer Taxes, including goods and services, harmonized sales, value added and federal, provincial, state or territorial sales Taxes, required by applicable Tax Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Authority all such collected Taxes required by applicable Tax Laws to be remitted by it.

(c) No Proceeding is pending or is being threatened in writing with respect to Taxes or Returns of Parent or any of its Subsidiaries.

(d) The charges, accruals, and reserves for Taxes reflected on the most recent financial statements of Parent included in the Parent Public Disclosure Records (whether or not due and whether or not shown on any Return but excluding any provision for deferred income Taxes) are adequate under GAAP to cover Taxes of Parent and each of its Subsidiaries accruing through the date of such financial statements.

(e) There are no Liens for Taxes on the property or assets of Parent or any of its Subsidiaries, except for Permitted Liens.

(f) In the last three (3) years, no claim has been made in writing by a taxing authority in a jurisdiction where Parent or any of its Subsidiaries does not file Returns to the effect that such entity is or may be subject to taxation by such jurisdiction.

(g) None of Parent or any of its Subsidiaries has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502–6 or under sections 159 and 160 of the Tax Act (or any similar provision of state, local, or non-U.S. Law), as transferee or successor or by contract.

(h) No private letter rulings, technical advice memorandum, closing agreement, or similar agreements or rulings have been entered into or issued by any Governmental Authority with respect to Parent or any of its Subsidiaries that are binding on such entity in respect of any taxable year for which the statute of limitations has not yet expired.

(i) Neither the Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof.

Section 4.15 Real Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent or a Subsidiary of Parent has good and valid fee title to such Parent Owned Real Property, and all real property owned by the Parent and its Subsidiaries relating to a restaurant, in each case free and clear of all Liens, except for Permitted Liens. “Parent Owned Real Property” means all real property, other than real property relating to a restaurant, owned as of the date of this Agreement by the Parent or any of its Subsidiaries.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) Parent or a Subsidiary of Parent has a good and valid title to a leasehold or subleasehold estate in each Parent Specified Leased Real Property and all leased real property relating to a restaurant, (ii) each Parent Specified Real Property Lease and each lease of real property relating to a restaurant is in full force and effect; and (iii) neither Parent, any of its Subsidiaries that is party to each Parent Specified Real Property Lease, nor to the Knowledge of Parent, any other party to each Parent Specified Real Property Lease, is in material breach or default thereunder which material breach or default continues on the date of this Agreement, and neither Parent nor any of its Subsidiaries has received or given any written notice of any material breach or default under each Parent Specified Real Property Lease which default continues on the date of this Agreement. “Parent Specified Real Property Leases” means all leases, subleases and licenses (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) of real property under which, as of the date of this Agreement, the Parent or any of its Subsidiaries is a tenant, licensee or a subtenant of any leasehold or subleasehold estate and other right to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property, other than (x) with respect to real property relating to a restaurant and (y) leases that do not provide for annual rent in excess of $300,000 (“Parent Specified Leased Real Property”).

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (i) each Company Specified Real Property Landlord Lease is valid, binding and in full force and effect and (ii) neither Parent nor any of its Subsidiaries that is party to each Parent Specified Real Property Landlord Lease, nor to the Knowledge of Parent, any other party to each Parent Specified Real Property Landlord Lease, is in material breach or default thereunder which material breach or default continues on the date of this Agreement, and neither Parent nor any of its Subsidiaries has received or given any written notice of any material breach or default under such Parent Specified Real Property Landlord Lease which default continues on the date of this Agreement. “Parent Specified Real Property Landlord Leases” means all leases, licenses, subleases or similar agreements under which Parent or any of its Subsidiaries conveys or grants to any Person a leasehold estate in, or the right to use or occupy, any Parent Owned Real Property or portion thereof, other (x) leases, licenses, subleases and similar arrangements with respect to real property relating to a restaurant and (y) leases, licenses, subleases and similar arrangements that do not provide for annual rent in excess of US$300,000.

Section 4.16 Intellectual Property.

(a) Section 4.15(a) of the Parent Disclosure Letter sets forth a true and complete (in all material respects) list, as of the date of this Agreement, of all issued and registered Intellectual Property (including Internet domain names) or applications for issuance or registration of any Intellectual Property owned by Parent or any of its Subsidiaries (indicating for each, as applicable, the owner(s), jurisdiction and, as applicable, the application, patent or registration number and date). Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to, or has the valid and enforceable right to use all Intellectual Property used in, or that is necessary for, the conduct of the business of Parent or any of its Subsidiaries as currently conducted (collectively, the “Parent Intellectual Property”) and free and clear of any Liens, except Permitted Liens. All material issued and registered Parent Intellectual Property owned by Parent or any of its Subsidiaries and set forth in Section 4.15(a) of the Parent Disclosure Letter, including all registrations for the trademarks and service marks BURGER KING and BK in the jurisdictions set forth on Section 4.15(a) of the Parent Disclosure Letter for and to the extent such registrations cover any of the core products or services of Parent and any of its Subsidiaries, are valid, subsisting, and enforceable and in full force and effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the transactions contemplated by this Agreement (including the Arrangement and the Merger) shall not impair the right, title, or interest of Parent or any its Subsidiaries in or to any Parent Intellectual Property, and all of the Parent Intellectual Property shall be owned or available for use by Parent and its Subsidiaries on terms and conditions identical to those under which Parent and its Subsidiaries owned or used the Parent Intellectual Property immediately prior to the Closing.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, no claims or other suits, actions or proceedings are currently pending (or were previously pending at any time since August 1, 2012 and remain unresolved) or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or the operation of Parent’s or any of its Subsidiaries’ respective businesses (including through any Company Franchisee or other licensee) that Parent or any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any other Person, or that contest the validity, use, registerability, ownership or enforceability of any of the Parent Intellectual Property (including any cancellation, opposition or similar proceedings), and, to the Knowledge of Parent, there is no reasonable basis for any such claim. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries nor the use of any Parent Intellectual Property, nor the operation of Parent’s or any of its Subsidiaries’ respective businesses (including through any Parent Franchisee or other licensee), infringes, misappropriates, dilutes or otherwise violates, or has at any time since August 1, 2012, infringed, misappropriated, diluted or otherwise violated, any Intellectual Property of any other Person. As of the date of this Agreement, no Person is infringing, misappropriating, diluting or otherwise violating the rights of Parent or any of its Subsidiaries with respect to any Parent Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The Parent Intellectual

Property owned by Parent or any of its Subsidiaries is not subject to any outstanding consent, settlement, lien, decree, order, injunction, judgment or ruling restricting use thereof in a manner that would reasonably be expected to materially impair the continued operation of Parent and its Subsidiaries’ businesses in the ordinary course of business.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of Parent and its Subsidiaries has taken commercially reasonable steps to maintain and protect the value, secrecy and confidentiality of its trade secrets and other material confidential information and to maintain, protect and enforce the other Parent Intellectual Property.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is, and has been to the extent required by Law, in compliance with its posted privacy policies and all other related notices, policies and programs and all applicable data protection, privacy and other applicable Laws regarding the collection, use, storage, distribution, transfer, import, export, disposal or disclosure (in any form or medium) of any personally identifiable information, (ii) each of Parent and its Subsidiaries is, and has been confirmed by an independent security assessor to be, in compliance with the Payment Card Industry Data Security Standard during its last auditing period for such compliance, and (iii) since August 1, 2012, to the Knowledge of Parent, there have not been any incidents of data security breaches.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) the information technology systems, including the software, hardware, databases, networks, servers and related assets, owned, leased or licensed by Parent and its Subsidiaries are sufficient for the operation of the business; and (ii) Parent and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities.

Section 4.17 Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) each of Parent and its Subsidiaries is, and has for the past five (5) years been, in compliance with all applicable Environmental Laws, and neither Parent nor any of its Subsidiaries has received any written communication alleging that Parent or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law, (b) each of Parent and its Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws to conduct its business as presently conducted, (c) there are no Environmental Claims pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, and (d) none of Parent or any of its Subsidiaries has Released or exposed any Person to, any Hazardous Materials, and no Hazardous Materials have been Released at, on, under or from any of the Parent Owned Real Property or the Parent Specified Leased Real Property, in a manner that would reasonably be expected to result in an Environmental Claim against Parent or any of its Subsidiaries.

Section 4.18 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) Parent and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (b) all insurance policies of Parent and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (c) neither Parent nor any of its Subsidiaries is in breach of, or default under, any such insurance policy, and (d) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 4.19 Franchise Matters.

(a) Section 4.19(a) of the Parent Disclosure Letter sets forth a true and complete list of all (i) development agreements in which Parent or any of its Subsidiaries has granted exclusive rights to develop or operate or license others to develop or operate within one or more countries, states, provinces or other significant geographic areas and (ii) master franchise agreements (collectively, and for the avoidance of doubt excluding any single unit franchise agreements, the “Parent Specified

Agreements”), in each case to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or their properties is bound (other than any such agreements between a Person and its Subsidiaries or among its Subsidiaries) and that grant or purport to grant to any Person the right to develop or operate or license others to develop or operate within one or more countries, states, provinces or other significant geographic areas any of the following (each, a “Parent Franchise”): “BURGER KING”.

(b) Section 4.19(b) of the Parent Disclosure Letter sets forth a true and complete list of the top twenty-five Parent Franchisees based upon the total royalties paid by each such Parent Franchisee to Parent or its Subsidiaries during the fiscal year 2013.

(c) Each of the Parent Specified Agreements is valid and binding on Parent or the Subsidiary of Parent party thereto and, to the Knowledge of Parent, each other party thereto, is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. There is no default under any Parent Specified Agreement by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in Section 4.19(c) of the Parent Disclosure Letter, the execution and delivery by Parent of this Agreement do not, and the consummation of the Arrangement, the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under (other than any such Lien created from any action taken by a Company Party) or any right of rescission or set-off under, any provision of any Parent Specified Agreement other than any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d) Section 4.19(d) of the Parent Disclosure Letter sets forth a true and complete list of all Parent FDDs that Parent or any of its Subsidiaries have used to offer or sell Parent Franchises within Canada or the United States at any time since January 1, 2014. Parent has made available to the Company true and complete copies of each such Parent FDD. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since August 1, 2013, Parent and its Subsidiaries have not, in any such Parent FDD or in any registration, application or filing with any Governmental Authority under any Canadian or United States Franchise Law, made any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(e) Neither Parent nor any of its Subsidiaries is subject to any judgment that would prohibit or restrict the offer or sale of Parent Franchises in any jurisdiction.

(f) To the Knowledge of Parent, all funds administered by or paid to Parent or any of its Subsidiaries by or on behalf of one or more Parent Franchises at any time since August 1, 2013, including funds that Parent Franchises contributed for advertising and promotion and rebates and other payments made by suppliers and other third parties on account of Parent Franchises’ purchases from those suppliers and third parties, have been administered and spent in accordance in all material respects with the applicable franchise agreements, except where the failure to do so, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(g) Either the Parent FDD or Section 4.19(g) of the Parent Disclosure Letter contains a summary of all material franchise-related arbitrations, litigation, class proceedings, material complaints or disputes, or other Litigations which are pending or, to the Knowledge of Parent, threatened (i) from any Parent Franchisee or association purporting to represent a group of Parent Franchisees or (ii) from any other Parent Franchisee except where such Litigation, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(h) The term “Parent FDD” means any franchise disclosure document used by Parent or any of its Subsidiaries in connection with the offer or sale of franchises in the United States or Canada. The term “Parent Franchisee” means a Person other than Parent or any of its Subsidiaries that is granted a right (whether directly by Parent or any of its Subsidiaries or by another Parent Franchisee) to develop or operate, or is granted a right to license others to develop or operate, a Parent Franchise within a specific geographic area or at a specific location.

Section 4.20 Quality and Safety of Food & Beverage Products. Since August 1, 2012, (a) there have been no recalls of any food or beverage product of Parent or any Subsidiary, whether ordered by a Governmental Authority or undertaken voluntarily by Parent or a Subsidiary; and (b) to the Knowledge of Parent, none of the food or beverage products of Parent or any Subsidiary have been adulterated, misbranded, mispackaged, or mislabeled in violation of applicable Law, or pose an inappropriate threat to the health or safety of a consumer when consumed in the intended manner, except as set forth in (a) and (b), either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.21 Certain Business Practices. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries (nor any of their respective officers, directors or employees), (a) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was illegal under the laws of any federal, state, local or foreign jurisdiction; or (b) has engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by (i) the United States Office of Foreign Assets Control or any other agency of the United States government, (ii) the Corruption of Foreign Public Officials Act (Canada), or (iii) any other applicable Law of similar effect.

Section 4.22 Investment Canada. Parent is not a Canadian within the meaning of the Investment Canada Act.

Section 4.23 Information Supplied. The information relating to the Parent Parties, the Subsidiaries of Parent and their respective officers and directors that is or will be provided by Parent or its Representatives for inclusion in the Joint Information Statement/Circular and the Form S-4 will not, at the date it is filed with the SEC or, in the case of the Joint Information Statement/Circular, first mailed to the Company’s stockholders or delivered to Parent’s stockholders, or at the time of any amendment thereof, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Section 4.24 Voting Requirements. The Parent Shareholder Approval is the only vote of the holders of any class or series of capital stock of Parent necessary for the Parent to adopt this Agreement and approve the transactions contemplated hereby. The delivery of the Parent Shareholder Consent will constitute the Parent Shareholder Approval.

Section 4.25 Takeover Statutes. Assuming the accuracy of the representations and warranties of the Company set forth in Section 3.25, to the Knowledge of Parent, no Takeover Law applies or purports to apply to Parent with respect to this Agreement, the Arrangement, the Merger or any of the other transactions contemplated by this Agreement.

Section 4.26 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Lazard Frères & Co. LLC (the “Parent Financial Advisor”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Arrangement, the Merger and the transactions contemplated by this Agreement or the Plan of Arrangement based upon arrangements made by or on behalf of Parent. True and complete copies of the engagement letters with the Parent Financial Advisor have been delivered to the Company.

Section 4.27 Opinion of Financial Advisor. The Parent Board of Directors has received the Parent Fairness Opinion from the Parent Financial Advisor. A true, correct and complete copy of the Parent Fairness Opinion will be provided by Parent to the Company not later than two (2) Business Days after the date hereof for informational purposes only.

Section 4.28 No Other Representations and Warranties. Except for the representations and warranties made by Parent in this Article 4 together with the certificates and other documents delivered by Parent pursuant hereto, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent in this Article 4 together with the certificates and other documents delivered by Parent pursuant hereto, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Representatives, with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any Subsidiary of Parent or their respective businesses or operations or (b) any oral or written information furnished or made available to the Company or any of its Representatives in the course of its due diligence investigation of Parent and its Subsidiaries, the negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement, including the accuracy, completeness or currentness thereof, and neither Parent nor any other Person will have any liability to the Company or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF HOLDINGS.

Parent and Holdings represent and warrant to the Company as follows:

Section 5.1 Organization, Standing and Power.

(a) Each of Holdings, Partnership, Merger Sub and Amalgamation Sub is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to carry on its business as presently conducted.

(b) Each of Holdings and Partnership has all requisite power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to consummate the transactions contemplated hereby and thereby, including the Arrangement, the Merger and the Financing. The execution and delivery of this Agreement and the other agreements contemplated hereby by each of Holdings and Partnership and the consummation of the transactions contemplated by, and compliance with the provisions of, this Agreement and the other agreements contemplated hereby, including the Arrangement, the Merger and the Financing, by Holdings and Partnership have been duly authorized by all necessary action on the part of Holdings and Partnership, respectively, and no other proceedings (including any stockholder action) on the part of Holdings or Partnership is necessary to authorize this Agreement and the other agreements contemplated hereby or to consummate the transactions contemplated hereby and thereby, including the Arrangement, the Merger and the Financing. This Agreement has been duly executed and delivered by each of Holdings and Partnership and, assuming the due authorization, execution and delivery by the other Parties hereto, constitutes a legal, valid and binding obligation of each of Holdings and Partnership, enforceable against each of Holdings and Partnership in accordance with its terms, subject, as to enforceability, to the Bankruptcy and Equity Exception.

(c) Each of Merger Sub and Amalgamation Sub has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to consummate the transactions contemplated by this Agreement and thereby, including the Arrangement, the Merger and the Financing. The execution and delivery of this Agreement and the other agreements contemplated hereby by each of Merger Sub and Amalgamation Sub and the consummation of the transactions contemplated by, and compliance with the provisions of, this Agreement and the other agreements contemplated hereby, including the Arrangement, the Merger and the Financing, by each of Merger Sub and Amalgamation Sub have been duly authorized by all necessary corporate action on the part of each of Merger Sub and Amalgamation Sub, and no other corporate proceedings (including any stockholder action) on the part of Merger Sub or Amalgamation Sub are necessary to authorize this Agreement and the other agreements contemplated hereby or to consummate the transactions contemplated by this Agreement and thereby, including the Arrangement, the Merger and the Financing. This Agreement has been duly executed and delivered by each of Merger Sub and Amalgamation Sub and, assuming the due authorization, execution and delivery by the other Parties hereto, constitutes a legal, valid and binding obligation of each of Merger Sub and Amalgamation Sub, enforceable against each of Merger Sub and Amalgamation Sub in accordance with its terms, subject, as to enforceability, to the Bankruptcy and Equity Exception.

(d) The execution and delivery of this Agreement and the other agreements contemplated hereby by each of Holdings, Partnership, Merger Sub and Amalgamation Sub does not, and the consummation of the Merger, the Arrangement and the other transactions contemplated by this Agreement and the other agreements contemplated hereby, as applicable, and compliance with the provisions of this Agreement and the other agreements contemplated hereby will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of such Parent Party or any of its Subsidiaries under (other than any such Lien created as a result of any action taken by the Company), any provision of (a) the organizational documents of such Parent Party or any of its Subsidiaries, or (b) subject to the filings and other matters referred to in the immediately following sentence, and assuming the accuracy of the representations and warranties of the Company set forth in Article 3, (i) any Contract to which such Parent Party or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, (ii) any Law or Order, in each case applicable to such Parent Party or any of its Subsidiaries or any of their respective properties or assets, or (iii) any Authorizations of such Parent Party or its Subsidiaries, other than, in the case of clause (b) above, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Parent Party to consummate the transactions contemplated by this Agreement and the other agreements contemplated hereby. No Authorization, Order, waiver of, action or nonaction by, or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to any of Holdings, Partnership, Merger Sub, Amalgamation Sub or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement and the other agreements contemplated hereby by such Parent Party or the consummation by such Parent Party of the transactions contemplated by this Agreement and the other agreements contemplated hereby, except for (A) such filings and other actions required under applicable Canadian Securities Laws and the U.S. Securities Laws (including any state or provincial securities Laws) and the rules and policies of the NYSE, in each case, as are contemplated by this Agreement, including the filing with the SEC of the Joint Information Statement/Circular and Form S-4, (B) the Required Regulatory Approvals, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (D) any Permits and filings and notifications with respect to which the failure to obtain or make the same would not reasonably be expected to be material to such Parent Party and its Subsidiaries, taken as a whole, or to have a material adverse effect on the ability of such Parent Party to consummate the transactions contemplated by this Agreement and the other agreements contemplated hereby.

Section 5.2 Prior Operations. Since their respective dates of formation, none of Holdings, Partnership, Merger Sub or Amalgamation Sub have carried on any business or conducted any operations other than the execution of this Agreement, the performance of their respective obligations hereunder and matters ancillary hereto.

Section 5.3 Capital Structure.

(a) As of the date hereof, the authorized share capital of Holdings consists of an unlimited number of Holdings Common Shares, of which one (1) Holdings Common Share is issued and outstanding. As of the Closing Date (assuming the prior completion of the conversion and continuance of Holdings as a corporation under the federal laws of Canada in accordance with Section 7.13(c) and upon the amendment and restatement of the Certificate of Incorporation of Holdings in accordance with Section 7.13(c)), the authorized share capital of Holdings will consist of an unlimited number of Holdings Common Shares, 30,000 Holdings Preferred Shares and one Special Voting Share. The entire number of Holdings Common Shares (other than the one (1) Holdings Common Share outstanding as of the date hereof) and Holdings Preferred Shares that will be issued and outstanding immediately following the Closing will be determined solely pursuant to and in accordance with the Plan of Arrangement and this Agreement, the Equity Financing and, solely if the Alternative Financing Period occurs, the Alternative Financing and the Special Voting Share will be held by the Trustee. The Holdings Common Shares to be issued as Arrangement Consideration and Merger Consideration pursuant to the Plan of Arrangement and this Agreement and the Special Voting Share (a) will be duly authorized, and, upon issuance, will be validly issued, fully paid and not subject to calls for any additional payments (non-assessable) and not subject to preemptive rights, (b) will not be issued in violation of the New Holdings Articles of Amendment or New Holdings Bylaws or other organizational documents of Holdings, as the case may be, or any agreement, contract, covenant, undertaking, or commitment to which Holdings is a party or bound, and (c) other than solely pursuant to and in accordance with the Plan of Arrangement and this Agreement and the Equity Financing, as of immediately following the Closing, there will be no other issued or outstanding Equity Interests in Holdings or any other issued or outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind that obligate Holdings to issue or sell any Equity Interest in Holdings to any Person.

(b) As of the Closing Date, Partnership is, and during the entire period prior to the Closing will be a wholly-owned Subsidiary of Holdings. As of the Closing Date (assuming the prior effectiveness of the conversion and registration of Partnership as a limited partnership under the laws of Ontario in accordance with Section 7.13(e)) and upon the amendment and restatement of the Partnership Agreement in accordance with Section 7.13(e), the Exchangeable Units to be issued as Merger Consideration pursuant to this Agreement, the general partnership interest held by Holdings, the limited partnership interest held by 8997896 Canada Inc. and the limited partnership units to be issued to Holdings pursuant to Section 7.15 (a) will be duly authorized and, upon issuance, will be validly issued in accordance with the Partnership Agreement, fully paid (to the extent required under the Partnership Agreement), not subject to calls for any additional payments (non-assessable) and not subject to preemptive rights, (b) will not be issued in violation of the Partnership Agreement or any agreement, contract, covenant, undertaking, or commitment to which Partnership is a party or bound, and (c) will represent all of the issued and outstanding units or other interests in Partnership and, other than solely pursuant to and in accordance with the Plan of Arrangement and this Agreement, the Equity Financing and, solely if the Alternative Financing Period occurs, the Alternative Financing, there will be no other issued or outstanding Equity Interests in the Partnership or any other issued or outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind that obligate Partnership to issue or sell any units or other interest in Partnership to any Person.

(c) All of the authorized share capital of Merger Sub and Amalgamation Sub is held directly or indirectly by Holdings and has been validly issued, free and clear of any Lien.

Section 5.4 Financing. Parent has delivered to the Company true, correct and complete copies of (a) an executed securities purchase agreement dated on or about the date hereof (the “Equity Purchase Agreement”) pursuant to which Berkshire Hathaway Inc. (the “Equity Financing Source”) will purchase certain equity securities of Holdings, subject to the terms and conditions therein, for cash consideration in the aggregate amount set forth therein (being collectively referred to as the “Equity Financing”), and (b) an executed commitment letter and corresponding fee letter from the Debt Financing Sources related to such Debt Commitment Letter (with only the fee amounts, pricing flex, interest rates (and pricing caps), securities demand and other economic terms of the market flex (none of which would reasonably be expected to adversely affect the amount or availability of the Debt Financing) redacted) dated on or about the date hereof (such letters collectively, the “Debt Commitment Letter” and, together with the Equity Purchase Agreement, the “Financing Letters”) from the financial institutions identified therein (and together with their permitted assignees, the “Debt Financing Sources”) to provide, subject to the terms and conditions therein, debt financing to Holdings or its Affiliate in the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (being collectively referred to as the “Debt Financing” and together with the Equity Financing collectively referred to as the “Financing”). As of the date hereof, none of the Equity Purchase Agreement or Debt Commitment Letter has been amended or modified, no such amendment or modification is contemplated, and none of the respective obligations and commitments contained in such letters have been withdrawn, terminated, rescinded, amended or modified in any respect. Holdings or its Affiliate has fully paid any and all commitment fees or other fees in connection with the Equity Purchase Agreement and the Debt Commitment Letter that are payable on or prior to the date hereof. Assuming the Financing is funded in accordance with the Equity Purchase Agreement and the Debt Commitment Letter, as applicable, the net proceeds contemplated by the Equity Purchase Agreement and Debt Commitment Letter, together with Parent cash, will in the aggregate be sufficient for the Parent Parties and the Surviving Company to, on and after the Closing Date, (i) pay the aggregate Arrangement Cash Consideration, (ii) pay for any refinancing of any outstanding indebtedness of the Company and Parent contemplated by this Agreement or the Financing Letters and (iii) pay any and all other amounts required for the consummation of the transactions contemplated by this Agreement, including fees and expenses required to be paid by the Parent Parties to the Surviving Company in connection with the Merger, the Arrangement, the other transactions contemplated hereby, the Financing, and the refinancing referred to in (ii) above (such payments, the “Required Payments”). The Financing Letters are in full force and effect as of the date hereof, the Debt Commitment Letter constitutes a valid and binding obligation of Holdings and Parent and, to the knowledge of Holdings and Parent, each other party thereto, enforceable against such party in accordance with its terms, subject to the Bankruptcy and Equity Exception, and the Equity Purchase Agreement constitutes a valid and binding obligation of each party thereto, enforceable against such party in accordance with its terms, subject to the Bankruptcy and Equity Exception. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute a default or breach on the part of Holdings or Parent or their respective Affiliates or, to the knowledge of Holdings and Parent, any other party thereto, under any term of the Financing, (B) to the Knowledge of Parent, constitute a failure of any condition to the Financing or (C) to the knowledge of Holdings and Parent otherwise result in any portion of the Financing being unavailable on the Closing Date. Neither Holdings nor Parent has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Holdings or its Affiliates in the full contemplated amount at the time required to consummate the Closing. There are no conditions precedent or contingencies to the obligations of the parties under the Financing Letters (including pursuant to any “flex” provisions in the related fee letter or otherwise) to make the full amount of the Financing available to Holdings or its Affiliate on the terms therein except as expressly set forth in the Financing Letters. As of the date hereof, there are no side letters or other Contracts to which Holdings, Parent or any of their respective Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing, which expand the conditions precedent to the Financing.

Section 5.5 No Other Representations and Warranties. Except for the representations and warranties made by Holdings and Parent in this Article 5 together with the certificates and other documents delivered pursuant hereto, none of Holdings, Partnership, Merger Sub or Amalgamation Sub or any other Person makes any express or implied representation or warranty with respect to Holdings, Partnership, Merger Sub or Amalgamation Sub or any Subsidiary of Holdings, Partnership, Merger Sub or Amalgamation Sub or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and Holdings, Partnership, Merger Sub and Amalgamation Sub, respectively, hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent and Holdings in this Article 5, none of Holdings, Partnership, Merger Sub or Amalgamation Sub or any other Person makes or has made any representation or warranty to the Company or any of its Representatives, with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to Holdings, Partnership, Merger Sub or Amalgamation Sub, any Subsidiary of Holdings, Partnership, Merger Sub or Amalgamation Sub or their respective businesses or operations or (b) any oral or written information furnished or made available to the Company or any of its Representatives in the course of its due diligence investigation of Holdings, Partnership, Merger Sub and Amalgamation Sub, the negotiation of this Agreement or the consummation of this transaction and the other transactions contemplated by this Agreement, including the accuracy, completeness or currentness thereof, and none of Holdings, Partnership, Merger Sub or Amalgamation Sub or any other Person will have any liability to the Company or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud.

ARTICLE 6

COVENANTS REGARDING THE CONDUCT OF BUSINESS

Section 6.1 Operations of the Company. The Company covenants and agrees that, until the earlier of the Closing and the time that this Agreement is terminated in accordance with its terms, unless Parent consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as is otherwise disclosed in Section 6.1 of the Company Disclosure Letter or expressly permitted or specifically contemplated by this Agreement or the Plan of Arrangement or as is required by applicable Law or Order:

(a) the Company and each of its Subsidiaries will (i) conduct business only in the ordinary course of business and (ii) use all commercially reasonable efforts to (A) preserve intact its current business organization, (B) keep available the services of its current officers and employees, and (C) preserve its relationships with significant Company Franchisees, customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and other Persons having material business dealings with the Company and its Subsidiaries, as applicable;

(b) the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(i) alter or amend its articles, charter, bylaws or other organizational documents;

(ii) other than dividends in respect of the Company Common Shares, which shall be subject to Section 7.14, and the settlement of any Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and conditions as in effect as of the date of this Agreement, make any distribution or payment or return of capital, or set any record date therefore, in each case (x) in respect of the Company Common Shares or (y) in respect of the Equity Interests of any Subsidiary of the Company that is not directly or indirectly wholly owned by the Company;

(iii) (A) split, divide, subdivide, consolidate, combine or reclassify the Company Common Shares or authorize the issuance of any other securities in lieu of, or in substitution for, shares of its capital stock or (B) amend the material terms of any securities of the Company or any of its Subsidiaries;

(iv) issue, deliver, grant, sell or pledge or authorize, or agree to issue, deliver, grant, sell or pledge, any Company Common Shares or other voting securities or Equity Interests of the

Company or its Subsidiaries (including Company Options or any equity-based or equity-linked awards such as restricted or deferred share units or phantom share plans), or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Company Common Shares or other voting securities or Equity Interests of the Company or its Subsidiaries, other than (A) the issuance of Company Common Shares issuable pursuant to the exercise or settlement of Company Equity Awards outstanding on the date hereof in accordance with their terms as in effect on the date hereof or (B) as required to comply with any Company Benefit Plan or Company Benefit Agreement as in effect as of the date of this Agreement;

(v) redeem, purchase or otherwise acquire any outstanding Company Common Shares or other securities or securities convertible into or exchangeable or exercisable for Company Common Shares or any such other securities, other than (A) in transactions between two or more Company wholly-owned Subsidiaries or between the Company and a Company wholly-owned Subsidiary, (B) the acquisition by the Company of Company Common Shares in connection with the surrender of Company Common Shares by holders of Company Options in order to pay the exercise price of the Company Options, (C) the withholding of Company Common Shares to satisfy tax obligations with respect to Company Equity Awards, and (D) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards;

(vi) except as required by applicable Law, any Company Benefit Plan or Company Benefit Agreement or this Agreement (including, for avoidance of doubt, Section 7.4), (A) grant any increases in the compensation of any of its directors, executive officers or employees, except for increases in the ordinary course of business consistent with past practice (including with respect to amount) (1) in connection with promotions made in the ordinary course of business consistent with past practice or (2) in the compensation of employees at the level below vice president; (B) (1) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any director, officer or employee, (2) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Company Benefit Plan or Company Benefit Agreement, or (3) enter into, or terminate or amend any Company Benefit Plan or Company Benefit Agreement (or any plan, program, agreement, or arrangement that would constitute a Company Benefit Plan or Company Benefit Agreement if in effect on the date hereof), other than entry into, termination or amendment of any Company Benefit Plan in a manner that would not increase costs to the Company, Parent, Holdings or any of their respective Affiliates by more than a de minimis amount; (C) hire any Person to be employed by the Company or any of its Subsidiaries or terminate without cause the employment of any employee of the Company or any of its Subsidiaries, other than the hiring or firing of employees at the level of vice president or below in the ordinary course of business consistent with past practice or to fill vacancies at the level of vice president or below; (D) grant any equity or equity-based awards; or (E) amend any performance targets with respect to any outstanding bonus or equity awards, provided that the satisfaction of performance targets may be calculated and adjusted in the ordinary course of business consistent with past practice (including, to the extent applicable, the exclusion of costs related to the transactions contemplated by the Agreement);

(vii) (A) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its Subsidiaries or (B) reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person (including the Company or any of its Subsidiaries);

(viii) make any material changes to any of its financial accounting policies, principles, methods, practices or procedures (including by adopting any material new financial accounting policies, principles, methods, practices or procedures), except as required by (A) applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, or (B) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board of the SEC or any similar organization or Governmental Authorities;

(ix) sell, pledge, lease, license, transfer dispose of, abandon or encumber any assets or properties of the Company (including the Equity Interests of any Subsidiary of the Company) or of any of its Subsidiaries other than (A) (x) inventory in the ordinary course of business or equipment that is no longer used or useful in the operations of the Company or any of its Subsidiaries or (y) real property in the ordinary course of business that was used by a restaurant that was closed in accordance with the terms of this Agreement, (B) the non-exclusive licensing or sublicensing (or abandonment) of Intellectual Property in the ordinary course of business, or (C) other sales, pledges, leases, licenses, dispositions, abandonments or encumbrances for aggregate consideration of C$25,000,000 or less in the aggregate;

(x) (A) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other Equity Interests or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or (other than in the ordinary course of business, such as the purchase of supplies, equipment and inventory) any property or asset or (B) make any investment by the purchase of securities, contribution of capital, property transfer, or (other than in the ordinary course of business, such as the purchase of supplies, equipment and inventory) purchase of any property or assets of any other Person in either case, that, together with all other such acquisitions, investments, contributions, transfers or purchases, has a value greater than C$40,000,000 in the aggregate;

(xi) incur or assume any long-term indebtedness or incur or assume any short-term indebtedness, enter into any capital leases or similar purchase money indebtedness, issue or sell any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for any such indebtedness or debt securities of any other Person, in each case other than (1) indebtedness incurred, assumed, or otherwise entered into in the ordinary course of business, (2) indebtedness incurred in connection with the refinancing of any indebtedness existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder on the same terms and conditions of such indebtedness, and (3) indebtedness incurred, assumed or otherwise entered into pursuant to the Company’s existing credit facilities (including in respect of letters of credit) in an amount not to exceed C$40,000,000 in the aggregate, unless, in the case of clause (1), (2) or (3), such indebtedness would not permit compliance with or would constitute a breach of Section 7.9;

(xii) make any loans or capital contributions to, or investments in, any other Person in excess of C$50,000,000 in the aggregate, other than (A) to any Subsidiary of the Company or (B) pursuant to clause (xi) above

(xiii) enter into any material currency, commodity, interest rate or equity related hedge, derivative, swap or other financial risk management Contract, other than in the ordinary course of business;

(xiv) pay, discharge or satisfy any claim or voluntarily waive, release, assign, settle or compromise any Litigation, other than the such payment, discharge, satisfaction, waiver, release, assignment, settlement or compromise (A) that requires payments by the Company or any of its Subsidiaries (net of insurance proceeds) in an amount not to exceed C$5,000,000 individually or C$20,000,000 in the aggregate (B) with respect to claims or Litigation disclosed, reflected or reserved against in the Company Financial Statements for an amount not materially in excess of the amount so disclosed, reflected or reserved; provided, however, that the foregoing clauses (A) and (B) shall not permit the Company or any of its Subsidiaries to pay, discharge, satisfy, waive, release, assign, settle or compromise any Litigation that would impose any material restrictions or changes on the business or operations of the Company or any of its Subsidiaries or their respective businesses and operations;

(xv) (A) enter into any new line of business or enterprise or (B) enter into a new joint venture investment agreement or any material development agreement for multiple locations, both of the foregoing in any geographic market in which the Company or any of its Subsidiaries does not currently conduct its operations as of the date hereof;

(xvi) expend or commit to expend any amounts with respect to capital expenses, where any such expenditures or commitments exceed, in the aggregate, the amount set forth in Section 6.1(b)(xvi) on the Company Disclosure Letter by more than five percent;

(xvii) other than in the ordinary course of business or with respect to restaurant (A) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), with individual annual rents in excess of C$200,000 or aggregate annual rents in excess of C$500,000, or (B) terminate, modify, amend or exercise any right to renew any Company Specified Real Property Lease or Specified Real Property Landlord Lease, with individual annual rents in excess of C$200,000 or aggregate annual rents in excess of C$500,000, or (C) acquire any interest in real property with a purchase price in excess of C$1,000,000;

(xviii) other than in the ordinary course of business (A) enter into any Contract that would, if entered into prior to the date hereof, be a Company Material Contract, or (B) materially modify, materially amend or terminate any Company Material Contract or waive, release or assign any material rights or claims thereunder;

(xix) other than as permitted by clauses (iv) or (vi) above, enter into any Contract, transaction or arrangement between the Company and any Affiliate, shareholder, director, officer, partner, managing member of the Company, other than a Contract, transaction or arrangement solely between two or more wholly-owned Subsidiaries of the Company or solely between the Company and a wholly-owned Subsidiary of the Company; or

(xx) other than in the ordinary course of business, fail to use commercially reasonable efforts to maintain in full force and effect the existing material insurance policies covering the Company or its Subsidiaries;

(xxi) make, change, revoke or rescind any material election relating to Taxes (including any “check-the-box” election pursuant to Treasury Regulations Section 301.7701-3), make any material amendment with respect to any material Return, settle or compromise any material Tax liability for an amount that exceeds the amount disclosed, reflected or reserved against in the Company Interim Financial Statements, request any rulings from or enter into any closing agreement with any tax authority (except in connection with a settlement of a tax liability for an amount that does not exceed the amount disclosed, reflected or reserved against in the Company Interim Financial Statements), surrender any right to claim a material Tax refund, change an annual accounting period for Tax purposes, or change any material accounting method for Tax purposes, except, in each case, for actions taken in the ordinary course of business;

(xxii) take any action (including any merger, reorganization, restructuring or similar transaction involving the Company or any of its Subsidiaries) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement or the Merger;

(xxiii) make any material change to the terms of the Company’s or any of its Subsidiaries’ policies or procedures with respect to its relationships with any of its franchisees, including (A) any material change to the terms of policies relating to franchisee rent, royalty or advertising funds, (B) any new material program or plan, or any material modification to any existing program or plan providing any franchisee incentives or franchisee economic assistance, or (C) any commitment to provide assistance with any single restaurant remodel to be completed later than one (1) year following the date of the applicable commitment letter or in the aggregate for such single restaurant resulting in expenditures by the Company and its Subsidiaries in excess of fifty percent (50%) of the “total expenditure” for any such single remodel (and for this purpose “total expenditure” shall mean the average total expenditure for a remodel of the type of restaurant subject to the commitment for the 12 months prior to the date, increased by 10%);

(xxiv) implement any employee layoffs not in compliance with the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law;

(xxv) take any action set forth in Section 6.1(b)(xxv) of the Company Disclosure Letter; or

(xxvi) from and after the Closing Date enter into a Contract or other commitment to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

Nothing in this Section 6.1 shall give Parent or any Parent Party the right to control, directly or indirectly, the operations or the business of the Company or any of its Subsidiaries at any time prior to the Closing.

Section 6.2 Operations of Parent.

(a) Each Parent Party covenants and agrees that, until the earlier of the Closing and the time that this Agreement is terminated in accordance with its terms, unless the Company consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as is otherwise disclosed in Section 6.2 of the Parent Disclosure Letter or expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law or Order; provided that, notwithstanding the obligations set forth in this Section 6.2, during the Alternative Financing Period, if any, Parent and its Subsidiaries shall be permitted to, directly or indirectly, take any action otherwise prohibited by Section 6.2(b)(v), (b)(viii), (b)(ix) and (only with respect to (b)(viii) or (b)(ix)) (b)(xiv) if it determines in good faith that it is reasonably necessary in connection with obtaining, solely if the Alternative Financing Period occurs, during the Alternative Financing Period, some or all of the Alternative Financing:

(i) Each Parent Party and each of their respective Subsidiaries will (i) conduct business only in the ordinary course of business and (ii) use all commercially reasonable efforts to (A) preserve intact its current business organization, (B) keep available the services of its current officers and employees, and (C) preserve its relationships with significant Parent Franchisees, customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and other Persons having material business dealings with the Parent Parties and their Subsidiaries, as applicable;

(b) No Parent Party will, nor will any Parent Party permit any of its Subsidiaries to, directly or indirectly:

(i) alter or amend its articles, charter, bylaws or other organizational documents;

(ii) declare, set aside or pay any dividend on or make any distribution (whether in cash, stock or property) or payment or return of capital, or set any record date therefore, in each case (x) in respect of the Equity Interests of such Parent Party or (y) in respect of the Equity Interests of any Subsidiary of such Parent Party that is not directly or indirectly wholly owned by such Parent Party, in each case other than (A) quarterly cash dividends with record dates and payment dates within the ranges of dates identified in Section 6.2(b)(ii) of the Parent Disclosure Letter with respect to Parent Common Shares in an amount not to exceed the amount set forth on Section 6.2(b)(ii) of the Parent Disclosure Letter or (B) dividends or distributions by a direct or indirect wholly-owned Subsidiary of Parent to its parent in the ordinary course of business;

(iii) (A) split, divide, subdivide, consolidate, combine or reclassify the Equity Interests of such Parent Party or authorize the issuance of any other securities in lieu of, or in substitution for, shares of capital stock or (B) amend the material terms of any securities of such Parent Party or its Subsidiaries;

(iv) (A) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Parent or any of its Subsidiaries or (B) reorganize, amalgamate or merge with any other Person;

(v) issue, deliver, grant, sell or pledge or authorize, or agree to issue, deliver, grant, sell or pledge, any Equity Interests of such Parent Party or other voting securities of such Parent Party or its Subsidiaries (including Parent Options or any equity-based or equity-linked awards such as restricted or deferred share units or phantom share plans), or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Parent Common Shares or other voting securities or Equity Interests of any Parent Party or its Subsidiaries, other than (A) the issuance of Parent Common Shares issuable pursuant to the exercise or settlement of Parent Equity Awards outstanding on the date hereof in accordance with their terms as in effect on the date hereof or (B) as required to comply with any Parent Benefit Plan or Parent Benefit Agreement as in effect as of the date of this Agreement;

(vi) redeem, purchase or otherwise acquire any outstanding Equity Interests of any such Parent Party or other securities or securities convertible into or exchangeable or exercisable for Equity Interests of such Parent Party or any such other securities, other than (A) in transactions between two or more wholly-owned Subsidiaries of such Parent Party or between such Parent Party and a wholly-owned Subsidiary of such Parent Party, (B) the acquisition by Parent of Parent Common Shares in connection with the surrender of Parent Common Shares by holders of Parent Options in order to pay the exercise price of the Parent Options, (C) the withholding of Parent Common Shares to satisfy tax obligations with respect to Parent Equity Awards, and (D) the acquisition by Parent of Parent Equity Awards in connection with the forfeiture of such awards;

(vii) (A) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other Equity Interests or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or (other than in the ordinary course of business, such as the purchase of supplies, equipment and inventory) any property or asset, (B) make any investment by the purchase of securities, contribution of capital, property transfer or (other than in the ordinary course of business, such as the purchase of supplies, equipment and inventory) purchase of any property or assets of any other Person, or (C) make any loans or capital contributions to, or investments in, any other Person, in each case, that, together with all other such acquisitions, investments, contributions, transfers or purchases, has a value greater than U.S.$40,000,000 in the aggregate;

(viii) Except as set forth on Section 6.2(b)(viii) of the Parent Disclosure Letter, sell, pledge, lease, license, transfer, dispose of, abandon or encumber any assets or properties of any such Parent Party (including the Equity Interests of any Subsidiary of such Parent Party) or of any of its Subsidiaries other than (A) (x) inventory in the ordinary course of business or equipment that is no longer used or useful in the operations of Parent or any of its Subsidiaries or (y) real property in the ordinary course of business that was used by a restaurant that was closed in accordance with the terms of this Agreement, (B) the non-exclusive licensing or sublicensing (or abandonment) of Intellectual Property in the ordinary course of business, or (C) other sales, pledges, leases, licenses, dispositions, abandonments or encumbrances (other than in any case any Equity Interests in a Parent Party) for aggregate consideration of U.S.$25,000,000 or less in the aggregate;

(ix) incur or assume any long-term indebtedness or incur or assume any short-term indebtedness, enter into any capital leases or similar purchase money indebtedness, issue or sell any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for any such indebtedness or debt securities of any other Person in each case other than (1) indebtedness incurred, assumed, or otherwise entered into in the ordinary course of business, (2) indebtedness incurred in connection with the refinancing of any indebtedness existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder on the same terms and conditions of such indebtedness, or (3) indebtedness incurred, assumed or otherwise entered into pursuant to Parent’s existing credit facilities in an amount not to exceed U.S.$30,000,000 in the aggregate unless, in either case, such indebtedness would not permit compliance with or would constitute a breach of Section 7.9;

(x) make any material changes to any of its financial accounting policies, principles, methods, practices or procedures (including by adopting any material new financial accounting policies, principles, methods, practices or procedures), except as required by (A) applicable Laws, including U.S. Securities Laws, or (B) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board of the SEC or any similar organization or Governmental Authorities;

(xi) (A) enter into any material new line of business or enterprise or (B) enter into a new joint venture investment agreement, exclusive development agreement or other similar Contract;

(xii) take any action (including any merger, reorganization, restructuring or similar transaction involving the Company or any of its Subsidiaries) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement or the Merger;

(xiii) enter into any Contract, transaction or arrangement between any such Parent Party and any Affiliate, shareholder, director, officer, partner, managing member of such Parent Party, other than a Contract, transaction or arrangement solely between two or more wholly-owned Subsidiaries of such Parent Party or solely between such Parent Party and a wholly-owned Subsidiary of such Parent Party; or

(xiv) enter into any Contract or commitment to do any of the foregoing.

Nothing in this Section 6.2 shall give the Company the right to control, directly or indirectly, the operations or the business of Parent or any of its Subsidiaries at any time prior to the Closing.

Section 6.3 Notification of Changes.

(a) The Company will promptly notify Parent in writing of any fact, circumstance, change, effect, event or occurrence that, to the Knowledge of the Company, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 8.1 or Section 8.3.

(b) Parent will promptly notify the Company in writing of any fact, circumstance, change, effect, event or occurrence that, to the Knowledge of Parent, has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 8.1 or Section 8.2.

Section 6.4 Company Acquisition Proposals.

(a) No Solicitation. Except as expressly permitted by this Section 6.4, the Company shall not, and shall cause each of its Subsidiaries not to, and shall not permit its and their respective officers, directors, employees, consultants, agents, financial advisors, attorneys, accountants, other advisors and other representatives (collectively, “Representatives”) to (and shall not authorize or give permission to its or their respective Representatives to), directly or indirectly:

(i) solicit, assist, seek, initiate or knowingly facilitate or encourage or promote (including by way of discussion, negotiation, furnishing information or entering into any agreement, arrangement or understanding) any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging, facilitating or responding to, any Company Acquisition Proposal;

(iii) approve, endorse or recommend, or agree to or propose publicly to agree to approve, endorse or recommend, any Company Acquisition Proposal;

(iv) accept or enter into, or publicly propose to accept or enter into, any letter of intent, memorandum of understanding, agreement in principle, undertaking, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Company Acquisition Proposal; or

(v) waive or release any other Person from, forebear in the enforcement of, or amend (i) any standstill agreement (or any standstill provisions of any other contract or agreement with respect to Company Common Shares or other Equity Interests of the Company) or (ii) the Rights Agreement(unless, in each case of (i) or (ii) the Company Board of Directors or any committee thereof, after consultation with its financial advisor(s) and outside legal counsel, determines that failure to take such actions would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law).

The Company shall, and shall cause its Subsidiaries and their respective Representatives to, (i) immediately cease and cause to be terminated all solicitations, discussions, negotiations or activities with any Person that may be ongoing with respect to any Company Acquisition Proposal or any potential Company Acquisition Proposal and (ii) immediately cease to provide any other Person with access to information concerning the Company or any of its Subsidiaries in respect of any Company Acquisition Proposal or any potential Company Acquisition Proposal. The Company shall promptly deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Company Acquisition Proposal, effective as of the date hereof, which notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries (and the Company shall use all commercially reasonable efforts to ensure that such request is honored).

(b) Discussions. Notwithstanding any other provision of this Agreement, if (i) at any time prior to obtaining the Company Shareholder Approval, the Company or any of its Representatives receives a bona fide written Company Acquisition Proposal from any Person or group of Persons, which Company Acquisition Proposal did not arise or result from any breach of this Section 6.4, and (ii) the Company Board of Directors (or any committee thereof) determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then the Company, its Subsidiaries and its and their respective Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, books, records and personnel of the Company and its Subsidiaries to the Person or group of Persons who has made such Company Acquisition Proposal; provided that the Company shall promptly (and in any event within 24 hours) provide or make available to Parent any information concerning the Company or its Subsidiaries that is provided or made available to any Person given such access which was not previously provided to Parent or its Representatives and (B) engage in, continue or otherwise participate in discussions or negotiations with and otherwise cooperate with or assist the Person or group of Persons making such Company Acquisition Proposal. If the Company receives a Company Acquisition Proposal from any Person, it and its Representatives may contact such Person solely to clarify the terms and conditions thereof. The Company agrees that it and its Subsidiaries will not enter into any Contract with any Person subsequent to the date hereof which prohibits the Company from complying with the terms and conditions of, or providing any information to Parent in accordance with, this Section 6.4(b). The Company represents and warrants to Parent that neither it nor any of its Subsidiaries are party to any agreement with any Person that prohibits the Company from complying with the terms and conditions of, or providing any information to Parent in accordance with, this Section 6.4(b).

(c) Notice of Acquisition Proposals and Inquiries. The Company shall promptly (and in any event within 24 hours) provide to Parent, at first orally and then as soon as practicable thereafter in writing, (i) notice of the Company or any of its Subsidiaries or any of their respective Representatives having received any request for (A) discussions or negotiations with, or access to any list of Company Common Shareholders or other securityholders or non-public information of, the Company or any of its Subsidiaries in connection with a Company Acquisition Proposal or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (B) representation on to the Company Board of Directors in connection with a Company Acquisition Proposal or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, or (C) information relating to the Company or any of its Subsidiaries in connection with a Company Acquisition Proposal or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (ii) an unredacted copy of any Company Acquisition Proposal made in writing (including any material updates, revisions or supplements thereto) provided to the Company or any of its Subsidiaries or Representatives (including any financing commitments or other documents containing material terms and conditions of such Company Acquisition Proposal), and (iii) a summary of the material terms and conditions of any Company Acquisition Proposal not made in writing (including any material updates, revisions or supplements thereto) provided to the Company or any of its Subsidiaries or Representatives (including any financing commitments or other documents containing material terms and conditions of such Company Acquisition Proposal) and, in each case, the identity of the Person(s) making such Company Acquisition Proposal. The Company shall keep Parent reasonably informed of any significant developments, discussions or negotiations regarding any Company Acquisition Proposal on a reasonably prompt basis (and in any event within 24 hours of the occurrence of any change in any price term or any other material term thereof), and shall respond as promptly as practicable to all reasonable inquiries by Parent with respect thereto.

(d) Company Adverse Recommendation Change. Except as expressly permitted by Section 6.4(e), Section 6.4(f) and Section 6.4(g), the Company Board of Directors (or any committee thereof) shall not (i) (A) fail to include the Company Recommendation in the Joint Information Statement/Circular, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in each case in a manner adverse to Parent, the Company Recommendation, (C) within the earlier of (x) ten (10) Business Days of a tender or exchange offer or take-over bid relating to securities of the Company having been commenced and (y) two (2) Business Days prior to the Company Meeting, fail to (1) publicly recommend against such tender or exchange offer or take-over bid or fail to send to the Company’s securityholders a statement disclosing that the Company recommends rejection of such tender or exchange offer or take-over bid, or (2) publicly reaffirm the Company Recommendation (if previously made at such time), (D) adopt, approve or recommend, or publicly propose to approve or recommend to the Company Shareholders a Company Acquisition Proposal or resolve or agree to take any such action, or (E) following the disclosure or announcement of a Company Acquisition Proposal or at any other time following the reasonable request in writing by Parent (provided that Parent shall be entitled to make such a written request for reaffirmation only once for each Company Acquisition Proposal and once for each increase of price of such Company Acquisition Proposal), fail to reaffirm publicly the Company Recommendation within the earlier of (x) ten (10) Business Days after Parent requests in writing that the Company Recommendation be reaffirmed publicly and (y) two (2) Business Days prior to the Company Meeting (the actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(e) Superior Proposal. Notwithstanding anything to the contrary in this Agreement, prior to the time the Company Shareholder Approval is obtained, but not after, the Company Board of Directors (or any committee thereof) may terminate this Agreement pursuant to Section 9.1(d)(i) to enter into an Alternative Acquisition Agreement relating to any Company Acquisition Proposal or recommend a Company Acquisition Proposal which Company Acquisition Proposal did not arise or result from any breach of this Section 6.4; provided, in each case, that the Company Board of Directors (or any committee thereof) has determined in good faith, after consultation with its financial advisors and outside legal counsel, (x) that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) that such Company Acquisition Proposal constitutes a Company Superior Proposal; provided, however, that (i) the Company Board of Directors (or any committee thereof) has given Parent at least three (3) Business Days’ prior written notice of its intention to take such action (which notice shall include an unredacted copy of any Company Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto, a written summary of the material terms of any Company Superior Proposal not made in writing, including any financing commitments relating thereto (such notice a “Company Superior Proposal Notice”), (ii) following the end of such notice period, during which time the Company Board of Directors (or any committee thereof) shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal to the extent Parent wishes to do so, the Company Board of Directors (or any committee thereof) shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Parent and shall have determined that the Company Superior Proposal continues to constitute a Company Superior Proposal (taking such proposed revisions into account) and that failure to take such action would be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable Law. In the event that the Company provides a Company Superior Proposal Notice on a date which is fewer than five (5) Business Days prior to the Company Meeting, the Company shall be entitled to adjourn or postpone the Company Meeting to a date that is not more than fifteen (15) days after the date of such Company Superior Proposal Notice and in the event of any subsequent material change to the material terms of such Company Superior Proposal prior to the termination of the Agreement pursuant to Section 9.1(d)(i), the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (i) above and the notice period in clause (i) shall have recommenced and the condition in clause (ii) shall have been satisfied again, except that the notice period shall be at least one (1) Business Day (rather than the three (3) Business Days otherwise contemplated by clause (i) above).

(f) Disclosure Obligations. Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors (or any committee thereof) from (i) complying with its disclosure obligations under U.S. or Canadian federal, provincial or state Law, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Exchange Act or issuing a directors’ circular in accordance with Canadian Securities Laws (or any similar communication to shareholders), or (ii) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the 1934 Exchange Act (or any similar communications to the shareholders of the Company); provided that complying with such obligations or making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under this Agreement.

(g) Intervening Event. Notwithstanding anything to the contrary herein, prior to the time the Company Shareholder Approval is obtained, but not after, the Company Board of Directors (or any committee thereof) may effect a Company Adverse Recommendation Change involving the actions contemplated by clauses (i)(A) and (i)(B) of Section 6.4(d) in response to any development, fact, change, event, effect, occurrence or circumstance that (A) does not relate to a Company Superior Proposal (which is addressed under Section 6.4(e)) and (B) is not known (or the material consequences of which are not known) to the Company Board of Directors as of the date hereof if (1) the Company Board of Directors (or any committee thereof) has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (2) prior to taking such action, the Company Board of Directors (or any committee thereof) has given Parent at least three Business Days’ prior written notice of its intention to take such action which notice will identify the reasons for the proposed Company Adverse Recommendation Change, and (3) following the end of such notice period, the Company Board of Directors (or any committee thereof) shall have considered in good faith any revisions to this Agreement proposed in writing by Parent and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect such Company Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law. For the avoidance of doubt, a Company Adverse Recommendation Change pursuant to this Section 6.4(g) shall not give rise to any termination right for the Company.

(h) Actions of Representatives. Any breach of this Section 6.4 by a Representative of the Company or any of its Subsidiaries shall constitute a breach of this Section 6.4 by the Company.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1 Access to Information.

(a) Subject to applicable Law, upon reasonable notice, each Party shall (and shall cause its respective Subsidiaries to) afford the other Parties’ officers and other Representatives reasonable access during normal business hours, throughout the period prior to the Closing Date, to its employees, properties, books, Contracts and records (including Returns and Tax work papers), and, during such period, such disclosing Party shall (and shall cause its Subsidiaries to) furnish as promptly as practicable to the other Parties all information concerning its business, properties and personnel as may be reasonably requested, and shall provide such on-site access for a reasonable number of Representatives of the other Parties at such disclosing Party’s headquarters and other key facilities during normal business hours for Representatives of such other Party who will be designated by such Party to assist in transitional matters. All requests for information made pursuant to this Section 7.1(a) shall be directed to the executive officer or other Persons designated by the disclosing Party. No information received pursuant to this Section 7.1(a) or at any time prior to or following the date of this Agreement shall affect or be deemed to modify any representation or warranty made by such disclosing Party herein.

(b) This Section 7.1 shall not require a Party or its Subsidiaries to permit any access, or to disclose any information that, in the reasonable, good faith judgment, after consultation with counsel, of such disclosing Party, is likely to result in the breach of any Contract, any violation of any Law or cause any privilege (including attorney-client privilege) that such disclosing Party or its Subsidiaries would be entitled to assert to be undermined with respect to such information; provided that, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (i) would not (in the good faith belief of such disclosing Party, after consultation with counsel) be reasonably likely to result in the breach of any Contract, any violation of any such Law or be likely to cause such privilege to be undermined with respect to such information or (ii) could reasonably (in the good faith belief of such disclosing Party, after consultation with counsel) be managed through the use of customary “clean-room” arrangements.

(c) The information provided pursuant to this Section 7.1 shall be governed by the terms and conditions of the Non-Disclosure Agreement.

Section 7.2 Consents and Approvals.

(a) Each Party shall, or shall cause its relevant Subsidiaries to, (i) file (A) within 15 Business Days after the date of this Agreement, notifications under the HSR Act, (B) as promptly as practicable, but no later than 20 Business Days after the date of this Agreement, an application for review under the Investment Canada Act, which shall include the minimum commitments set out in Section 7.2 of the Company Disclosure Letter which will be reflected in Parent’s written undertakings to Her Majesty the Queen in right of Canada in respect of the transactions contemplated by this Agreement, (C) as promptly as practicable, but no later than 20 Business Days after the date of this Agreement, any and all notifications and an application, to be prepared by Parent for an Advance Ruling Certificate or No-Action Letter under the Competition Act, and (D) as promptly as practicable, any necessary filings or submissions to obtain Canada Transportation Act Approval, if applicable, as may be appropriate and advisable, and (ii) file, as promptly as practicable after the date of this Agreement any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to complete the transactions contemplated by this Agreement (collectively, “Relevant Laws”).

(b) All filing fees and applicable Taxes in respect of any filing made to any Governmental Authority in respect of any Required Regulatory Approval shall be the sole responsibility of the Parent.

(c) With respect to obtaining the Required Regulatory Approvals, each Party shall:

(i) not extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority to not consummate the transactions contemplated by this Agreement, except upon the prior consent of the other Parties;

(ii) promptly notify the other Parties of written or oral communications of any nature from a Governmental Authority relating to any Required Regulatory Approval and provide the other Parties with copies thereof, except to the extent of competitively or commercially sensitive information in respect of any Required Regulatory Approval, which competitively sensitive and/or commercially sensitive information will be provided only to the external legal counsel or external expert of the other and shall not be shared by such counsel or expert with any other Person;

(iii) subject to Sections 7.2(c)(ii), 7.2(c)(iv) and 7.2(c)(v), respond as promptly as reasonably possible to any inquiries or requests received from a Governmental Authority in respect of any Required Regulatory Approval;

(iv) permit the other Parties to review in advance any proposed written communications of any nature with a Governmental Authority in respect of any Required Regulatory Approval, and provide the other Parties with final copies thereof unless the timing of the response requested by the Governmental Authority does not reasonably permit such review or except in respect of competitively or commercially sensitive information, which competitively and/or commercially sensitive information will be redacted from the draft written communications to be shared with the other Parties pursuant to this Section 7.2(c)(iv) and will be provided (on an unredacted basis) only to the external legal counsel or external expert of the other and shall not be shared by such counsel or expert with any other Person; and

(v) not participate in any meeting or discussion (whether in person, by phone or otherwise) with a Governmental Authority in respect of any Required Regulatory Approval unless it consults with the other Parties in advance and gives the other Parties the opportunity to attend and participate thereat (except (A) where the timing of the response requested by the Governmental Authority does not reasonably permit such review, (B) the Governmental Authority expressly requests that the other should not be present at the meeting or discussion or part or parts of the meeting or discussion, or (C) where competitively or commercially sensitive information may be discussed, in which case, with respect to meetings and discussions with the Governmental Authority, every effort will be made to allow external legal counsel to participate); and

(vi) cooperate in good faith to obtain the Required Regulatory Approvals but, in the case of a disagreement over the strategy, tactics or decisions relating to obtaining the Required Regulatory Approvals, the Parent Parties shall have the final and ultimate authority over the appropriate strategy, tactics and decisions.

(d) Each Party shall, and shall cause its respective Subsidiaries to, not take or agree to take any action, or assist, counsel or encourage any third party not to take or agree to take any action, whether directly or indirectly, after the date of this Agreement until the earlier of the termination of this Agreement or the Closing, that would be reasonably likely to (i) materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Authority necessary to be obtained prior to Closing, (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, including the Arrangement and the Merger, (iii) materially increase the risk of not being able to have vacated, lifted, reversed or overturned any such Order on appeal or otherwise or (iv) otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, including the Arrangement and the Merger; provided that the foregoing shall not require any Party to waive any of the conditions set forth in Article 8.

(e) Notwithstanding any other provision of this Agreement to the contrary (but other than with respect to the Investment Canada Act Approval, which approval shall be governed by the provisions of Section 7.2(f)), in order to permit and cause the Closing to occur as soon as possible and prior to the Outside Date, the Parent Parties and their respective Subsidiaries shall take, or cause to be taken, all actions and do, or cause to be done, all other things necessary, proper or advisable to obtain the Required Regulatory Approvals (other than the Investment Canada Act Approval, which approval shall be governed by the provisions of Section 7.2(f)) prior to the Outside Date, including proposing, negotiating, agreeing to and effecting, by undertaking, consent agreement, hold separate agreement or otherwise: (i) the sale, divestiture, licensing, or disposition of any part of the businesses or assets of any Party or its respective Subsidiaries; (ii) the termination of any existing contractual rights, relationships and obligations, or entry into or amendment of any such contractual arrangements; (iii) the taking of any action that, after consummation of the transactions contemplated by this Agreement, including the Arrangement and the Merger, would limit the freedom of action of, or impose any other requirement on, any Party or its respective Subsidiaries with respect to the operation of one or more of the businesses, or the assets, of the Party or its respective Subsidiaries or Affiliates; and (iv) any other remedial action whatsoever that may be necessary in order to obtain the Required Regulatory Approvals prior to the Outside Date, provided that any such action is conditioned upon the completion of the transactions contemplated by this Agreement, including the Arrangement and the Merger. The Parent Parties and their respective Subsidiaries shall further take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable to avoid (including by way of entering into an agreement with a Governmental Authority regarding the consummation of the transactions contemplated by this Agreement, including the Arrangement and the Merger), oppose, or seek to have lifted or rescinded, any application for, or any resulting injunction or restraining or other order seeking to stop, or that otherwise adversely affects the ability to consummate the transactions contemplated by this Agreement, including the Arrangement and the Merger. Notwithstanding anything to the contrary contained in this Agreement, the Parent Parties and their respective Subsidiaries and Affiliates shall not be required to take any action, or do or cause to be done anything, pursuant to this Article 7 that would, individually or in the aggregate, reasonably be expected to cause a Burdensome Impact.

(f) Notwithstanding any other provision of this Agreement to the contrary, the Parent will submit to the Director of Investments under the Investment Canada Act and enter into written undertakings with Her Majesty the Queen in right of Canada which, at a minimum, will reflect all of the commitments set out in Section 7.2 of the Company Disclosure Letter. The Parent will further agree to include enhanced and/or additional commitments if and as required to secure Investment Canada Act

Approval, provided that such enhanced and/or additional commitments would not reasonably be expected to, individually or in the aggregate, cause a Burdensome Impact. For the avoidance of doubt, any enhanced or additional commitments beyond all of the commitments set out in Section 7.2 of the Company Disclosure Letter and beyond the expenditures and costs of any matters and related amounts included in the Company’s current strategic plans shall be aggregated with any actions or other agreements or obligations required pursuant to this Article 7 for determining whether there has been a Burdensome Impact.

(g) No Party shall, and no Party shall permit its directors or officers to, make any false or disparaging public statement that is reasonably likely to materially impair the reputation, goodwill or commercial interest of the other Party or reduce the likelihood of the Closing to occur.

Section 7.3 Transaction Litigation. Subject to the other provisions of this Section 7.3, the Parties shall use their respective reasonable best efforts to prevent the entry of (and, if entered, to have vacated, lifted, reversed or overturned) any Order that results from any shareholder litigation against the Parties or any of their respective directors or officers relating to this Agreement and the transactions contemplated hereby including the Arrangement and the Merger. The Company and Parent shall each give the other the opportunity to participate in, but not control, the defense or settlement of any shareholder litigation against such Party or any of its directors or officers relating to this Agreement or any of the transactions contemplated by this Agreement (including the Arrangement and the Merger), and no such settlement of any shareholder litigation shall be agreed to without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. Each of Parent and the Company shall keep the other reasonably informed of any shareholder litigation (including providing the other Party notice within forty-eight (48) hours of the commencement of any such shareholder litigation of which such Party has received notice), unless doing so would, in the reasonable judgment of such Party, jeopardize any privilege of such Party or any of its Subsidiaries with respect such shareholder litigation.

Section 7.4 Employee Matters.

(a) From and after the Effective Time, Holdings shall, and shall cause its Subsidiaries (including the Surviving Company) to, honor all Company Benefit Plans and Company Benefit Agreements in accordance with their terms as in effect immediately before the Effective Time, except as otherwise specifically provided herein on in the Plan of Arrangement. During the period of twelve (12) months beginning on the Effective Time (or, if shorter, during the period of continued employment of the relevant employee), Holdings shall provide or cause to be provided to each employee of the Company and its Subsidiaries as of the Effective Time who continues employment with Holdings or any of its Subsidiaries immediately following the Effective Time (an “Affected Employee”) (i) base compensation and cash incentive opportunities that, in each case, are no less favorable than was provided to the Affected Employee as of immediately prior to the Effective Time and (ii) all other compensation and employee benefits (excluding equity-based compensation), in the aggregate, that are no less favorable than the value of such compensation and employee benefits (excluding any value attributable to equity-based compensation) provided to the Affected Employee as of immediately prior to the Effective Time. Without limiting the generality of the foregoing, for the twelve (12)-month period following the Effective Time, Holdings shall, and shall cause the Surviving Company to, provide any Affected Employee who experiences a termination of employment under circumstances that would have entitled such Affected Employee to severance benefits under either a severance plan or policy of the Company or its Affiliates applicable to such Affected Employee immediately prior to the Effective Time or a severance plan or policy of Holdings or its Affiliates applicable to similarly situated employees of Holdings and its Affiliates at the time of such termination, with severance benefits at a level at least equal to the greater of those that would have been provided under the either such severance plan or policy.

(b) Without limiting the generality of Section 7.4(a), following the Effective Time, Holdings shall, or shall cause its Subsidiaries (including the Surviving Company) to, provide the Affected Employees with the opportunity (subject to the terms of the applicable bonus plan (which shall be no less favorable than the terms applicable to similarly situated employees of Holdings and its Affiliates), including with respect to any requirements to remain employed through the date of payment of bonuses) to earn a full (non-prorated) annual incentive bonus in respect of calendar year 2015, regardless of when the Effective Time occurs.

(c) From and after the Effective Time, Holdings shall, or shall cause its Subsidiaries (including the Surviving Company) to, elect pursuant to subsection 110(1.1) of the Tax Act and any similar provisions of any applicable provincial or territorial tax statute in Canada to forgo that portion of the income tax deduction that Holdings, Parent, the Company, or any Person not dealing at arm’s length with Holdings, Parent or the Company for purposes of the Tax Act, could benefit from in respect of the settlement of (i) Company Options referred to in this Agreement or (ii) Holdings Arrangement Options, that is, in each case, attributable to payments to Company Optionholders that give rise to taxation under the Tax Act. To effect the foregoing, the parties shall (i) cause Holdings, Parent and/or the Company, as the case may be, to timely comply with the requirements described in subsection 110(1.1) of the Tax Act, including the filing of any elections and the delivery of written notice of such election to each such holder in accordance with the requirements set out in the Tax Act, (ii) not amend or revoke any such elections; and (iii) comply in all respects to the extent reasonably possible to allow the relevant Company Optionholders to benefit from the deduction provided under paragraph 110(1)(d) of the Tax Act and of any similar provisions of any applicable provincial or territorial Tax statute in Canada.

(d) Parent and Holdings shall cause any employee benefit plans which the Affected Employees are entitled to participate in after the Closing Date to take into account for all purposes (including eligibility, vesting, and level of benefits), but not for benefit accrual purposes under any defined benefit pension plan, service for the Company and its Subsidiaries as if such service were with Holdings, to the same extent such service was credited for the same purpose under a comparable Company Benefit Plan or Company Benefit Agreement prior to the Closing Date (except to the extent it would result in a duplication of benefits or compensation with respect to the same period of service). To the extent any health benefit plan replaces a Company Benefit Plan that is a health benefit plan in the plan year in which the Effective Time occurs, Holdings shall, and shall cause its Subsidiaries (including the Surviving Company) to use reasonable efforts to (i) waive all limitations as to preexisting conditions exclusions and all waiting periods with respect to participation and coverage requirements applicable to each Affected Employee to the extent waived or satisfied under the replaced Company Benefit Plan prior to the Closing Date and (ii) credit each Affected Employee for any co-payments, deductibles and other out-of-pocket expenses paid prior to the Closing Date under the terms of the replaced Company Benefit Plan in satisfying any applicable deductible, co-payment or out-of-pocket requirements for the plan year in which the Effective Time occurs.

(e) Parent and Holdings hereby acknowledges that (i) the Merger shall constitute a “change in control” (or term or concept of similar import) under the terms of the Company Benefit Plans and Company Benefit Agreements and (ii) the individuals set forth on Section 7.4(e) of the Company Disclosure Letter shall have the right to terminate their employment for “good reason” (or term or concept of similar import) under the terms of the Company Benefit Plans and Company Benefit Agreements as a result of the occurrence of the Merger, notwithstanding anything contained therein to the contrary.

(f) The Company may adopt a retention program in accordance with the terms of Section 7.4(f) of the Company Disclosure Letter.

(g) Nothing contained in this Section 7.4 shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, Contract, policy or arrangement, (ii) limit the ability of Holdings or any of its Subsidiaries or Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, Contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any Person (including any Affected Employee) other than the Parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with Holdings or any of its Subsidiaries, or any of their respective Affiliates, or (iv) limit the right of Parent (or any of its Subsidiaries) to terminate the employment or service of any employee or other service-provider following the Closing Date at any time and for any or no reason.

Section 7.5 Indemnification and Insurance.

(a) Each of Holdings, the Company, Parent and their respective Subsidiaries agree that all rights to indemnification or exculpation now existing in favor of the present and former directors and officers of the Company, Parent or of any of their respective Subsidiaries (each such present or former director or officer (i) of Parent or any of its Subsidiaries being herein referred to as a “Parent Indemnified Party” and (ii) of the Company or any of its Subsidiaries being herein referred to as a “Company Indemnified Party” and each Parent Indemnified Party and Company Indemnified Party being an “Indemnified Party” and such Persons collectively being referred to as the “Indemnified Parties”) as provided in the applicable governing documents of the Company, Parent or any of their respective Subsidiaries or any Contract by which the Company, Parent or any of their respective Subsidiaries is bound and which is in effect as of the date hereof, will survive the completion of the Plan of Arrangement and the Merger and continue in full force and effect and shall not be amended, repealed or otherwise modified (except as required by applicable Law) in any manner that would adversely affect any right thereunder of any such Indemnified Party, with respect to actions or omissions of the Indemnified Parties occurring at or prior to the Closing.

(b) Holdings will, or will cause the Company, Parent and their respective Subsidiaries to, maintain in effect without any reduction in scope or coverage for six (6) years from the Closing Date customary policies of directors’ and officers’ liability insurance providing protection no less favorable to the protection provided by the policies maintained by the Company, Parent or their respective Subsidiaries, as applicable, which are in effect immediately prior to the Closing Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Closing Date; provided that in no event shall Holdings be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the sum of, as applicable, (x) the annual premiums currently paid by the Company or its Subsidiaries for such insurance and (y) the annual premiums currently paid by Parent for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Holdings shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. Notwithstanding the foregoing sentence, each of the Company and Parent shall, prior to the Closing Date, and if the Company or Parent is unable to do so, the Surviving Company as of the Closing Date shall, purchase prepaid non-cancellable run-off or “tail” directors’ and officers’ liability insurance on terms, including with respect to coverage and amounts, no less favorable to those covered thereby than the directors’ and officers’ liability policies currently maintained by the Company or Parent, as applicable, but providing coverage for a period of six (6) years from the Closing Date with respect to claims arising from or related to facts or events which occurred on or prior to the Closing Date; provided that the premiums for such insurance do not exceed 600% of the Company’s or Parent’s current annual premium for directors’ and officers’ liability insurance, as applicable; provided, further, that Holdings may substitute therefor policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, no less favorable to any Indemnified Party.

(c) The covenants contained in this Section 7.5 (i) are intended to be for the irrevocable benefit of, and shall be enforceable by, the Indemnified Parties and their respective heirs, executors, administrators and other legal representatives and (ii) shall not be deemed exclusive of any other rights to which an Indemnified Party has under Law, Contract or otherwise, and shall be binding on Holdings and any of its successors.

(d) If the Company, Parent, Holdings or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, Holdings shall, in each case, ensure that any such successor or assign assumes all of the obligations set forth in this Section 7.5.

Section 7.6 Rule 16b-3 Actions. Prior to the Closing, Holdings, the Company and Parent shall take all such steps as may be required to cause (a) any dispositions of Company Common Shares or Parent Common Shares (including derivative securities with respect to Company Common Shares or Parent Common Shares, as applicable) resulting from the Arrangement or the Merger and the other transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the 1934 Exchange Act with respect to the Company or Parent, as applicable, immediately prior to the Merger Effective Time to be exempt under Rule 16b-3 promulgated under the 1934 Exchange Act and (b) any acquisitions of Holdings Common Shares, Company Common Shares or Parent Common Shares (including derivative securities with respect to Holdings Common Shares, Company Common Shares or Parent Common Shares) resulting from the Arrangement or the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the 1934 Exchange Act with respect to Holdings to be exempt under Rule 16b-3 promulgated under the 1934 Exchange Act.

Section 7.7 Stock Exchange Listings; Trading of Exchangeable Units.

(a) Holdings, Partnership and Parent shall use their respective reasonable best efforts to cause (i) the Holdings Common Shares to be (A) approved for listing on NYSE, subject only to official notice of issuance, and (B) conditionally approved for listing on the TSX, subject only to the satisfaction of the customary listing conditions of the TSX, and (ii) the Exchangeable Units to be conditionally approved for listing on the TSX, subject only to satisfaction of the customary listing conditions of the TSX, in each case, prior to the Closing, and in each case the Company agrees to cooperate with such other Parties in taking, or causing to be taken, all actions necessary for such listings.

(b) Each of the Parties agrees to cooperate with each other in taking, or causing to be taken, all actions reasonably necessary, proper or advisable to delist Parent Common Shares from the NYSE and Company Common Shares from the NYSE and the TSX and to cause the Company to cease to be a reporting issuer in each jurisdiction in Canada and to terminate registration of the Company Common Shares under the 1934 Exchange Act and terminate registration of Parent Common Shares under the 1934 Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time with respect to Company Common Shares and the Merger Effective Time with respect to Parent Common Shares.

(c) Prior to the Closing, the Company shall use reasonable best efforts to provide to the Parent Parties, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives (including its independent auditors) to provide, all cooperation reasonably requested by Parent (x) to enable each of Holdings and Partnership to become a reporting issuer under applicable Canadian Securities Laws in one or more jurisdictions in Canada and be qualified to file a prospectus in the form of a “short form prospectus” (as defined in National Instrument 41-101 (“NI 41-101”)—General Prospectus Requirements) for a distribution of its securities in one or more jurisdictions in Canada pursuant to section 2.2 of NI 44-101—Short Form Prospectus Distributions and (y) to otherwise facilitate the sale or resale, as applicable, by Partnership, Parent or any other holder of Exchangeable Units over the TSX or any other recognized Canadian marketplace, including:

(i) cooperating with the Parent Parties in making such applications and taking, or causing to be taken, all such other actions as are necessary to obtain any consent, authorization, Order or approval of, or any exemption by, any securities commission or similar regulatory authority that is required under applicable Canadian Securities Laws or the rules and policies of the TSX for purposes of clause (x) or (y) above;

(ii) assisting with the preparation and filing of any non-offering “long form prospectus” (as defined in NI 41-101) of Partnership for purposes of clause (x) above;

(iii) assisting with the preparation and filing of any “base shelf prospectus” and any “shelf prospectus supplement” thereto for purposes of effecting an “at-the-market distribution” of Exchangeable Units as soon as practicable after Closing (“base shelf prospectus”, “shelf prospectus supplement” and “at-the-market distribution” each having the meaning given to them in NI 44-102—Shelf Distributions); and

(iv) using reasonable best efforts to prepare and furnish to Parent as promptly as practicable all information and disclosure relating to the Company and its Subsidiaries (and, where applicable, prepared after giving effect to the Arrangement and the Merger as if the Arrangement and the Merger had occurred) of the type and form required by applicable Canadian Securities Laws for purposes of any of the items in any of the foregoing clauses (i), (ii) or (iii), including applicable financial statements, audit reports and other financial information and data regarding the Company and its Subsidiaries, as may be reasonably requested by Parent.

The Company will use its reasonable best efforts to update any information and disclosure provided to Parent pursuant to clause (iv) above to ensure that such information and disclosure, (x) if included within an application of the type referred to in clause (i) above, remains accurate and complete in all material respects, and (y) if included within a prospectus referred to in clause (ii) or (iii) above, when taken as a whole, does not contain as of the time provided to Parent, after giving effect to any prior updates thereto provided by the Company pursuant to this paragraph, any untrue statement of a material fact or omit to state any material fact that is required to be stated in such prospectus or that is necessary in order to make the statements contained therein not materially misleading. The Company hereby consents to the use of the Company’s logos in connection with any of the materials referred to in this Section 7.7(c); provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights.

Section 7.8 Takeover Statutes. If any state or provincial antitakeover statute, “moratorium,” “control share acquisition,” “business combination,” “fair price” or similar statute or regulation (collectively, “Takeover Laws”) is or may become applicable to the transactions contemplated by this Agreement, each of the Parties and its respective Affiliates shall use reasonable best efforts to (a) grant such approvals and take all such actions as are legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any Takeover Laws on the transactions contemplated hereby.

Section 7.9 Financing Cooperation.

(a) Efforts to Obtain the Financing. Parent shall use, and cause its Affiliates to use, its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Financing described in the Financing Letters on the terms and conditions (including the flex provisions) described therein and in the related fee letter including using reasonable best efforts (i) to maintain in effect the Financing Letters until the consummation of the transactions contemplated hereby, (ii) to negotiate and enter into definitive agreements with respect to the financing contemplated by the Debt Commitment Letter (collectively, the “Debt Financing Agreements”) on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter and related fee letter or, if available, on other terms that are acceptable to Parent and would not adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of the Parent Parties to consummate the transactions contemplated herein, (iii) to satisfy on a timely basis all conditions to funding that are applicable to Parent and its Affiliates in the Debt Commitment Letter and such definitive agreements thereto (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information described in Section 7.9(b) and in the Equity Purchase Agreement and to consummate the Financing at or prior to the Closing, and (iv) to enforce (including through litigation in the event of a material breach thereof by any party thereto) its rights under or with respect to the Financing Letters. Neither Parent nor any of its Affiliates shall agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Letters without the prior written consent of the Company to the extent such amendments, modifications or waivers would reasonably be expected to (A) reduce the aggregate amount of cash proceeds available from the Financing to fund the amounts required to be paid by the Parent Parties under this agreement below the amount required to consummate the transactions contemplated by this Agreement, including the Arrangement and the Merger (including by changing the amount of fees to be paid or original issue discount) (B) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing in a manner reasonably likely to prevent or delay or impair the ability of each of the Parent Parties to consummate the transactions contemplated by this Agreement, (C) decrease the aggregate Equity Financing as set forth in the Equity Purchase Agreement delivered on the date hereof below the amount required to consummate the transactions contemplated by this Agreement, including the Arrangement and the Merger, or (D) amend or modify any other term in a manner reasonably likely to prevent or delay or impair the ability of each of the Parent Parties to consummate the transactions contemplated by this Agreement, including the Arrangement and the Merger, or adversely impact the ability of the Parent Parties to enforce their rights against the other parties to the Financing Letters or the Debt Financing Agreements. Without limiting the generality of the foregoing, Parent shall give the Company prompt (and in any event within two Business Days) written notice (x) of any actual or alleged breach or default (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any of the Financing Letters or Debt Financing Agreements, (y) of the receipt of any written notice or other written communication with respect to any actual or alleged breach, default, termination or repudiation by any party to any of the Financing Letters or any definitive document related to the Financing or any provisions of the Financing Letters or any definitive document related to the Financing (z) if the Parent Parties determine in good faith that they will not be able to satisfy any of the obligations to, or otherwise be able to obtain, some or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters (including any “market flex” provisions) or Debt Financing Agreements prior to the Outside Date. Upon the occurrence of any circumstance referred to in clause (x), (y) or (z) of the preceding sentence or if any portion of the Debt Financing otherwise becomes unavailable, and such portion is reasonably required to fund the aggregate Arrangement Cash Consideration and all fees, expenses and other amounts contemplated to be paid by the Parent Parties or the Surviving Company pursuant to this Agreement, Parent shall use its reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement (including the Arrangement and the Merger) on terms and conditions not less favorable to the Company or Parent (in the reasonable judgment of Parent) than the terms set forth in the Debt Commitment Letter (including the flex provisions thereof). Any reference in this Agreement to (1) the Debt Financing shall include any such alternative financing, (2) the Debt Commitment Letter shall include the commitment letter and the corresponding fee letter with respect to any such alternative financing, (3) the Debt Financing Agreements shall include the definitive agreements with respect to any such alternative financing and (4) the Debt Financing Sources shall include the financing institutions contemplated to provide any such alternative financing. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 7.9(a) shall require, and in no event shall the reasonable best efforts of the Parent Parties be deemed or construed to require, any of the Parent Parties to (i) seek the Equity Financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Purchase Agreement or (ii) pay any fees or any interest rates applicable to the Debt Financing materially in excess of those contemplated by the Debt Commitment Letter (including the flex provisions), or agree to any “market flex” term less favorable to the Parent Parties or the Surviving Company than such corresponding market flex term contained in or contemplated by the Debt

Commitment Letter (in either case, whether to secure waiver of any conditions contained therein or otherwise). Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and provide copies of all documents provided to the lenders or otherwise related to the Financing to the Company, and shall provide to the Company, as soon as reasonably practicable but in any event within three calendar days of the date the Company delivers to Parent a written request, any information requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of this Section 7.9(a).

(b) Financing Cooperation. Prior to the Closing, the Company shall use reasonable best efforts to provide to the Parent Parties, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide to the Parent Parties, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting, to provide, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary or necessary in connection with arranging, obtaining and syndicating the Financing and causing the conditions in the Financing Letters to be satisfied, including using reasonable best efforts to:

(i) assist with the preparation of Offering Documents;

(ii) prepare and furnish to Parent and the Debt Financing Sources as promptly as practicable all Required Information and all other available pertinent information and disclosures relating to the Company and its Subsidiaries (including their businesses, operations, financial projections and prospects) as may be reasonably requested by Parent and customary to assist in preparation of the Offering Documents;

(iii) designate members of senior management of the Company to execute customary authorization letters with respect to Offering Documents and participate in a customary and reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, including direct contact between such senior management of the Company and its Subsidiaries and Parent’s Financing Sources and other potential lenders in the Financing;

(iv) assist Parent in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Commitment Letter;

(v) request the Company’s independent auditors to cooperate with the Financing, including by providing customary accountant’s comfort letters (including “negative assurance”) and consents from the Company’s independent auditors;

(vi) assist in the preparation of, and execute and deliver, definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be required by the Financing;

(vii) facilitate the pledging of collateral for the Financing;

(viii) assist the Financing sources in benefiting from the existing lending relationships of the Company and its Subsidiaries;

(ix) request from the Company’s existing lenders such customary documents in connection with refinancings as reasonably requested by Parent in connection with the Financing and collateral arrangements, including customary payoff letters, lien releases, instruments of termination or discharge;

(x) furnish Parent and the Debt Financing Sources at least two (2) Business Days prior to the Closing Date with all documentation and other information required by Governmental Authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended and requested in writing by Parent no less than nine (9) Business Days before the Closing Date;

(xi) cooperate with Parent and take all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Financing; and

(xii) use commercially reasonable efforts to assist Parent, as reasonably requested by Parent, to cooperate and assist in Parent’s efforts to obtain any regulatory approval required to consummate the Equity Financing in accordance with its terms.

provided, however, that notwithstanding anything to the contrary contained in this Agreement, (A) nothing in this Agreement (including this Section 7.9) shall require any such cooperation to the extent it would (i) require the Company or any of its Subsidiaries or Representatives, as applicable, to waive or amend any terms of this Agreement or agree to any commitment or other fees or reimburse any expenses prior to the Closing, (ii) interfere unreasonably with the business or operations of the Company or its Subsidiaries, (iii) require the Company or any of its Subsidiaries to take any action that will conflict with, violate or result in a breach of the Company’s or any of its Subsidiaries’ organizational documents, any material Contract to which the Company or any of its Subsidiaries is a party or any Laws, or (iv) result in any officer or director of the Company or any of its Subsidiaries incurring any personal liability with respect to any matters relating to the Financing, (B) neither the Company nor any of its Subsidiaries shall be required to incur any liability that is not contingent upon the Closing (or, without limitation of the foregoing, execute any definitive financing documents (except the authorization letter delivered pursuant to the foregoing clause (iii)) prior to the Closing or any other agreement, certificate, document or instrument that would be effective prior to the Closing), and (C) none of the Company Board of Directors or any of the boards of directors (or equivalent bodies) of its Subsidiaries shall be required to enter into any resolutions or take similar action approving the Financing. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments and penalties suffered or incurred in connection with the Financing or this Section 7.9(b), except to the extent suffered or incurred as a result of any such indemnitee’s, or such indemnitee’s respective Representatives’ gross negligence, bad faith, willful misconduct or material breach of this Agreement. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 7.9. Parent shall cause all non-public or confidential information provided by or on behalf of the Company or any of its Subsidiaries pursuant to this Section 7.9 to be kept confidential in accordance with the Non-Disclosure Agreement.

(c) Logos. The Company hereby consents to the use of the Company’s logos in connection with the Financing in a form and manner mutually agreed with the Company; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights.

(d) Current Information. In connection with any Offering Document prepared by Parent and used to market any debt securities contemplated pursuant to the Debt Commitment Letter prior to the Closing, the Company will, upon request of Parent, use its reasonable best efforts to periodically update any Required Information included in such Offering Document so that Parent may ensure that such Required Information, when taken as a whole, does not contain as of the time provided, giving effect to any supplements, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not materially misleading.

(e) No Financing Condition. The Parent Parties acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to the obligations of the Parent Parties and reaffirm their obligations to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article 8.

Section 7.10 Other Transactions. The Company agrees that (i) upon request by Parent, the Company shall, subject to applicable Laws, effect such reorganizations of its business, operations and assets or such other transactions as Parent may reasonably request including, but not limited to the Liquidation (but which the Company shall in no event be required to undertake prior to immediately prior to the Closing), (each, a “Pre-Closing Reorganization”) and (ii) it shall cooperate with Parent and its advisors in order to determine the nature of the Pre-Closing Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Company shall not be required to effect any Pre-Closing Reorganization or take any other action (or fail to take any action) pursuant to this Section 7.10 unless the Company determines in good faith that such Pre-Closing Reorganization or any other action (or failure to take any action) would not (A) be prejudicial to the Company and its Subsidiaries or the Company’s securityholders in any material respect; (B) result in any material breach by the Company of its organizational documents, any existing contract or commitment or any Law; (C) change the form or reduce the amount of the consideration due to the Company Shareholders pursuant to the transactions contemplated by this Agreement; (D) require the Company to obtain the prior approval of the Company Shareholders or, after the mailing of the Joint Information Statement/Circular, to require any amendment thereto; (E) impede or materially delay the completion of the Arrangement and the Merger or the receipt of any governmental approvals or consents necessary to satisfy, or the satisfaction of, any condition to the obligations of the Parties set forth in Article 8, or (F) otherwise have an adverse effect that is material to the Company and its Subsidiaries or the Company’s securityholders in the event the Closing does not occur. Parent shall promptly provide written notice to the Company of any proposed Pre-Closing Reorganization and, notwithstanding anything in this Section 7.10 to the contrary, the Company shall not be required to complete any proposed Pre-Closing Reorganization not requested by Parent in writing at least twenty (20) Business Days prior to the anticipated Closing Date. The Parent Parties and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Closing Date all documentation necessary and to take all such other actions as are reasonably necessary to give effect to any Pre-Closing Reorganization in accordance with this Section 7.10. The Parent Parties agree to waive any breach of a representation, warranty, covenant or agreement by the Company where such breach is a result of an action taken by the Company in good faith pursuant to a Pre-Closing Reorganization requested by Parent in accordance with this Section 7.10. Parent shall promptly indemnify and hold the Company and its Subsidiaries harmless from and against any and all direct and indirect liabilities, losses, damages, claims, costs, expenses, fees (including advisor fees), interest, Taxes (including any Taxes imposed with respect to the accrual or receipt of any indemnification payment pursuant this sentence and any withholding Taxes required to be remitted by the Company or any of its Subsidiaries), judgments and penalties suffered or incurred (currently or in the future) by the Company or any of its Subsidiaries in connection with or as a result of any Pre-Closing Reorganization requested by Parent in accordance with this Section 7.10.

Section 7.11 Publicity. The initial press release regarding this Agreement, the Arrangement, the Merger and the transactions contemplated by this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, none of Parties shall, and none of the Parties shall permit any of their respective Affiliates to, issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, this Agreement, the Arrangement, the Merger or the other transactions contemplated by this Agreement without first consulting with Parent, in the case of a proposed announcement or statement by the Company or its Subsidiaries, or the Company, in the case of a proposed announcement or statement by a Parent Party or any of their respective Affiliates and, in each case, providing Parent or the Company, as applicable, a reasonable opportunity to comment; provided, however, that the restrictions set forth in this Section 7.11 will not apply to any release or public statement (a) made or proposed to be made by the Company in connection with a Company Adverse Recommendation Change or any action taken pursuant thereto, or (b) in connection with any dispute between the Parties regarding this Agreement, the Arrangement, the Merger, or the transactions contemplated by this Agreement; provided, further, that the foregoing shall be subject to each Party’s overriding obligation to make disclosure in accordance with applicable Law, and if such disclosure is required and the other Party has not reviewed or commented on such disclosure, the Party or such Affiliate making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent either Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as such statements and announcements are consistent with the most recent press releases, public disclosures or public statements made by the Parties.

Section 7.12 Brand Headquarters; Names of Company and Parent.

(a) Headquarters. Effective upon and following the Closing, (i) the Company’s current headquarters in Oakville, Ontario will continue to be the Company’s headquarters and the global home of the flagship “TIM HORTONS” brand and (ii) Parent’s current headquarters in Miami, Florida will continue to be Parent’s headquarters and the global home of the flagship “BURGER KING” brand.

(b) Name of Company and Parent. Effective upon and following the Closing, (i) the current name of the Company will be the name of the Company following consummation of the Arrangement and (ii) the current name of Parent will be the name of the Surviving Company following consummation of the Merger.

Section 7.13 Certain Matters in Respect of Holdings and Partnership.

(a) Name of Holdings. Effective as of and following the Closing, the name of Holdings will be a name mutually agreed upon by Parent and the Company.

(b) Holdings Board of Directors. Parent, the Parent Board of Directors, Holdings and the board of directors of Holdings shall take all actions necessary (including, to the extent necessary, procuring the resignation or removal of any directors on the board of directors of Holdings immediately following the consummation of the Arrangement and the Merger) so that, as of immediately following the consummation of the Arrangement and the Merger, the number of directors that comprise the full board of directors of Holdings shall be no more than eleven (11), and such board of directors shall, following the consummation of the Arrangement and the Merger, consist of (a) eight (8) individuals of the Parent Board of Directors as of immediately prior to the Closing and designated by Parent and (b) three (3) individuals of the Company Board of Directors as of immediately prior to the Closing and designated by the Company prior to the Closing, each of which Company designees shall be a “resident Canadian” for purposes of the CBCA and at least two (2) of which Company designees would qualify as “independent” under U.S. Securities Laws and Canadian Securities Laws and the respective rules and policies of the TSX and NYSE. In the event that, prior to the Closing, any designee of the Company to the board of directors of Holdings is unable to serve on such board of directors, a replacement shall be similarly selected by the Company from the existing members of the Company Board of Directors as of immediately prior to the Closing.

(c) Continuance of Holdings as Federal Corporation; Certificate of Incorporation of Holdings. As soon as reasonably practicable following the date hereof (and in any event, not later than one (1) Business Day prior to the Closing Date), Holdings shall complete all steps necessary or desirable in order to be continued as a corporation under the federal laws of Canada. Not later than the Business Day prior to the Closing Date, the Certificate of Incorporation of Holdings in effect immediately prior to the Arrangement shall be amended and restated to be in the form attached hereto as Schedule G (the “New Holdings Articles of Amendment”) and, as so amended, shall be the Certificate of Incorporation of Holdings until thereafter amended in accordance with applicable Law and the New Holdings Articles of Amendment.

(d) Bylaws of Holdings. Immediately prior to filing of the Articles of Arrangement, the bylaws of Holdings shall be amended and restated to be in the form attached hereto as Schedule H (the “New Holdings Bylaws”) and, as so amended, shall be the bylaws of Holdings until thereafter amended in accordance with applicable Law, the New Holdings Articles of Amendment and the New Holdings Bylaws.

(e) Registration of Partnership as Limited Partnership; Restatement of Partnership Agreement. As soon as reasonably practicable following the date hereof (and in any event no later than one (1) Business Day prior to the Closing), Partnership shall complete all steps necessary or desirable in order to convert and register as a limited partnership under the laws of Ontario with Holdings as general partner of Partnership and 8997896 Canada Inc. as limited partner of Partnership. Immediately prior to filing of the Articles of Arrangement, the partnership agreement of the Partnership shall be amended and restated to be in the form of limited partnership agreement substantially in the form attached hereto as Schedule I, with such changes as the Parties may agree, it being understood that each party will not unreasonably withhold agreement with respect to any suggested change that effectuates, or that does not adversely affect or interfere with, the principles set forth in Section 3.4(a) of the form of limited partnership agreement attached hereto as Schedule I, including the intended equivalence of the economic rights (for the avoidance of doubt, not taking any tax consequences or tax characterization into account and not taking into account any guaranteed payments, reimbursements or other distributions to Holdings in respect of expenses and other costs incurred by Holdings pursuant to Section 5.4(f) of the form of limited partnership agreement attached hereto as Schedule I or otherwise) of an Exchangeable Unit, a Common Unit and a Holdings Common Share (the “Partnership Agreement”) and, as so amended and restated, shall be the partnership agreement of the Partnership until thereafter amended in accordance with applicable Law and the Partnership Agreement.

(f) Registration Rights Agreements. As of the Effective Time, Holdings and Partnership shall (i) assume the Registration Rights Agreements and (ii) cause the Parent Shareholders party to a Registration Rights Agreement to have the same rights as they possess under such Registration Rights Agreement with respect to the Holdings Common Shares or Exchangeable Units that such Parent Shareholders receive as a result of the Merger.

Section 7.14 Company Dividends. If on or after the date hereof, the Company declares, sets aside or pays any dividend prior to the Effective Time, or sets any record date therefore prior to the Effective Time as permitted by Section 6.1(b)(ii), in each case in respect of the Company Common Shares, other than quarterly cash dividends with record dates and payment dates within the ranges of dates identified in Section 7.14 of the Company Disclosure Letter in an amount not to exceed C$0.32 per Company Common Share, then the Company and Parent shall make such adjustments to the Arrangement Cash Consideration payable to the Company Shareholders hereunder as they determine acting in good faith to be necessary to restore the original intention of the Parties in the circumstances.

Section 7.15 Certain Adjustments of Partnership Units. Prior to the Merger Effective Time, Holdings and the Partnership shall take all actions necessary to ensure that (a) the number of Exchangeable Units issued to holders of Parent Common Shares pursuant to the Merger shall equal the sum of (i) the number of Exchangeable Election Shares plus (ii) the number of Non-Election Shares multiplied by 0.01 (in each case, subject to any proration in Section 2.3(f)(iii)), (b) the number of common units of the Partnership issued to Holdings as of immediately after the Merger Effective Time shall equal the number of Holdings Common Shares issued and outstanding as of immediately after the Merger Effective Time (provided that in no event shall the fair market value of Holdings’ interest in the Partnership be less than 50.1% of the fair market value of all equity interests in the Partnership), and (c) the number of preferred units of the Partnership issued to Holdings (as contemplated by the Partnership Agreement and the Equity Financing) shall equal the number of Holdings Preferred Shares issued as of the Closing Date.

Section 7.16 Tax Matters. For U.S. federal income Tax purposes, the Parties agree to treat the receipt of the Exchangeable Security Consideration by holders of Parent Common Shares pursuant to the Merger as a transaction described in Section 721 of the Code. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, the Parties shall take no position inconsistent with the foregoing on any Tax Return, in connection with any Tax Proceeding or otherwise.

Section 7.17 Debt Tender Offers and Redemptions.

(a) Debt Tender Offers. As soon as reasonably practicable after the receipt of any written request by Parent to do so, the Company shall use its reasonable best efforts to commence offers to purchase (including change of control offers) and/or consent solicitations related to any or all of the outstanding aggregate principal amount and all other amounts due of any or all series of notes, debentures or other debt securities of the Company or its Subsidiaries, on such terms and conditions, including pricing terms, that are specified and requested, from time to time, by Parent (each a “Debt Tender Offer” and collectively, the “Debt Tender Offers”) and Parent shall assist the Company in connection therewith; provided that Parent shall only request the Company to conduct any Debt Tender Offer in compliance with the documents governing the applicable debt securities and the applicable U.S. Securities Laws and Canadian Securities Laws. Notwithstanding the foregoing, the closing of the Debt Tender Offers shall be conditioned on the occurrence of the Closing, and the parties shall use their respective reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date. Subject to the preceding sentence, the Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offers, including using reasonable best efforts in assisting with the preparation of the offer to purchase, consent solicitation statement, letter of transmittal and/or form of consent. The Company (i) shall waive any of the conditions to the Debt Tender Offers (other than the occurrence of the Closing) and make any change to the Debt Tender Offers, in each case, as may be reasonably requested by Parent and (ii) shall not, without the written consent of Parent, waive any condition to the Debt Tender Offers or make any changes to the Debt Tender Offers. Parent shall ensure that at the Effective Time the Company has all funds necessary to pay for such notes, debentures or other debt securities that have been properly tendered and not withdrawn pursuant to the Debt Tender Offers. The Parent Parties acknowledge and agree that neither the pendency nor the consummation of any Debt Tender Offer is a condition to the obligations of the Parent Parties to consummate the transactions contemplated by this Agreement.

(b) Agents. The dealer manager, solicitation agent, information agent, depositary, paying agent and/or any other agents retained in connection with the Debt Tender Offers shall be selected by Parent and shall be reasonably acceptable to the Company. Without limiting Section 7.17(e), the Company shall enter into customary agreements (including indemnities) with such parties so selected and on terms and conditions acceptable to Parent.

(c) Redemptions. With respect to any series of notes, debentures or other debt securities of the Company or its Subsidiaries, if requested by Parent in writing on a timely basis, and solely to the extent permitted by the documents governing the applicable debt securities, in lieu of commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the applicable indentures or other documents governing such series of securities, (i) issue a notice of redemption at least 30 days but not more than 60 days before the redemption date agreed with Parent (or such later time as may be required by such indenture, other governing documents or law) for all of the outstanding aggregate principal amount of such securities of such series pursuant to the requisite provisions of such indenture or other governing documents or (ii) take any actions reasonably requested by Parent that are customary or necessary to facilitate the redemption, defeasance, satisfaction and/or discharge of such series pursuant to the applicable section of such governing documents, and shall redeem, defease or satisfy and/or discharge, as applicable, such series in accordance with the terms of such governing documents at the Effective Time; provided, that any such redemption, defeasance, satisfaction and/or discharge must be conditioned on the occurrence of the Closing and shall be required only to the extent such condition is permitted by the documents governing the applicable debt securities. Parent shall only request the Company to conduct any transaction contemplated by this Section 7.17(c) in compliance with the documents governing the applicable debt securities and the applicable U.S. Securities Laws and Canadian Securities Laws. Parent shall ensure that at the Effective Time the Company has all funds necessary in connection with any such redemption, defeasance, satisfaction and/or discharge. The Parent Parties acknowledge and agree that neither the pendency nor the consummation of any such redemption, defeasance, satisfaction and/or discharge is a condition to the obligations of the Parent Parties to consummate the transactions contemplated by this Agreement.

(d) Collateral Arrangements. With respect to any series of notes, debentures or other debt securities of the Company or its Subsidiaries, if requested by Parent in writing on a timely basis, and solely to the extent permitted by the documents governing the applicable debt securities, in lieu of commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall use reasonable best efforts to provide to the Parent Parties, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide to the Parent Parties, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting, to provide, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary or necessary in connection with securing such series of notes, debentures or other debt securities of the Company or its Subsidiaries, including using reasonable best efforts to assist in the preparation of, and execute and deliver guarantee, supplemental indentures and collateral documents, facilitate the pledging of collateral for the benefit of such series of notes, debentures or other debt securities of the Company or its Subsidiaries, request from the Company’s existing lenders such customary documents as reasonably requested by Parent in connection with such collateral arrangements, and cooperate with Parent and take all corporate actions, in each case subject to the occurrence of the Effective Time, reasonably requested by Parent in connection with such collateral arrangements. The Parent Parties acknowledge and agree that neither the pendency nor the consummation of any transaction contemplated by this Section 7.17(d) is a condition to the obligations of the Parent Parties to consummate the transactions contemplated by this Agreement.

(e) Indemnification; Reimbursement of Costs. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorney’s fees) interest, Taxes (including any Taxes imposed with respect to the accrual or receipt of any indemnification payment pursuant this sentence), awards, judgments and penalties suffered or incurred in connection with this Section 7.17. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 7.17.

Section 7.18 Company Voting Agreements. The Company agrees that each director of the Company will and the Company shall cause each director to, within three (3) Business Days after the date of this Agreement, deliver to each of Parent and the Company a Company Voting Agreement to vote, subject to the terms and conditions thereof, all of the Company Common Shares held by him or her in favor of the Arrangement Resolution and to agree that references to such intention may be made in the Joint Information Statement/Circular and other documents relating to the Arrangement and the Merger.

ARTICLE 8

CONDITIONS PRECEDENT

Section 8.1 Mutual Conditions Precedent. The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by Parent and the Company in writing, on or before the Closing Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by Parent and the Company at any time:

(a) the Company Shareholder Approval shall have been obtained at the Company Meeting in accordance with the Interim Order and applicable Laws;

(b) each of the Interim Order and Final Order shall have been obtained on terms consistent with this Agreement and the Final Order shall not have been set aside or modified in a manner unacceptable to either the Company or Parent, each acting reasonably, on appeal or otherwise;

(c) the Form S-4 shall have been declared effective and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no similar action in respect of the Information Statement shall have been initiated or threatened by the SEC and not concluded or withdrawn;

(d) (i) the Holdings Common Shares shall have been (A) approved for listing on the NYSE, subject only to official notice of issuance, and (B) conditionally approved for listing on the TSX, subject only to the satisfaction of customary listing conditions of the TSX, and (ii) the Exchangeable Units shall have been conditionally approved for listing on the TSX, subject only to the satisfaction of customary listing conditions of the TSX;

(e) the Required Regulatory Approvals shall have been obtained or concluded and shall be in full force and effect and any waiting or suspensory periods related to the Required Regulatory Approvals shall have expired or been terminated, in each case, without the imposition of any Restraint;

(f) No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents, prohibits or makes illegal consummation of the Arrangement, the Merger or any of the other transactions contemplated in this Agreement; and

(g) the Information Statement shall have been mailed to Parent’s Shareholders in accordance with Section 2.5 at least twenty (20) Business Days (or twenty (20) calendar days if no documents are incorporated by reference therein) prior to the Closing Date.

Section 8.2 Additional Conditions Precedent to Obligations of the Company. The obligation of the Company to complete the Arrangement shall be subject to the satisfaction, or waiver by the Company in writing, on or before the Closing Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a) Parent and the other Parent Parties shall have complied in all material respects with their respective obligations, covenants and agreements required to be performed by them under this Agreement to be performed and complied with on or before the Closing Date;

(b) the Parent Shareholder Consent shall have been delivered to Parent and the Company in accordance with the Parent Shareholder Voting Agreement;

(c) (i) the representations and warranties of Parent and Holdings contained in Section 4.3(a) (Capital Structure of Parent) and Section 5.3 (Capital Structure) shall, in all but de minimis respects, be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (ii) the representations and warranties of Parent and Holdings contained in Section 4.4 (Authority; Recommendation), Section 4.24 (Voting Requirements), Section 4.25 (Takeover Statutes), Section 5.1(b) (Power and Authority), Section 5.1(c) (Power and Authority) and Section 5.2 shall, in all material respects, be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (iii) the representation and warranty of Parent contained in Section 4.8(a) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); and (iv) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date, all other representations and warranties of Parent and Holdings set forth in this Agreement shall be true and correct as of the date hereof and shall be true and correct as of the Closing Date as though made on the Closing Date (in each case, without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect or similar phrases set forth therein), except, in the case of this clause (iv), for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(d) since the date of this Agreement, no fact, circumstance, change, effect, event or occurrence has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and

(e) the Company shall have received a certificate of (i) Parent signed by an executive officer of Parent for and on behalf of Parent and dated the Closing Date certifying that the conditions set out in Section 8.2(a) and Section 8.2(c) have been satisfied and (ii) Holdings signed by an executive officer of Holdings for and on behalf of Holdings and dated the Closing Date certifying that the conditions set out in Section 8.2(a) (with respect to covenants of the Parent Parties other than Parent) and Section 8.2(c) (with respect to representations and warranties of Holdings) have been satisfied.

Section 8.3 Additional Conditions Precedent to Obligations of Parent Parties. The obligation of the Parent Parties to complete the Arrangement shall be subject to the satisfaction, or waiver by Parent in writing, on or before the Closing Date, of each of the following conditions, each of which is for the benefit of the Parent Parties and which may be waived by Parent at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Parent may have:

(a) the Company shall have complied in all material respects with its obligations, covenants and agreements required to be performed by it under this Agreement (other than pursuant to Section 7.9(b) and Section 7.17) to be performed and complied with on or before the Closing Date;

(b) (i) the representations and warranties of the Company contained in Section 3.3(a) (Capital Structure) shall, in all but de minimis respects, be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (ii) the representations and warranties of the Company contained in Section 3.3(d) (Stockholder Rights Plan), Section 3.4 (Authority; Recommendation), Section 3.24 (Voting Requirements), Section 3.25 (Takeover Statutes), Section 3.26 (Broker and Other Advisors) and Section 3.27 (Opinions of Financial Advisors) shall, in all material respects, be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (iii) the representation and warranty of the Company contained in Section 3.8(a) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (iv) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date, all other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date hereof and shall be true and correct as of the Closing Date as though made on the Closing Date (in each case, without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect or similar phrases set forth therein), except, in the case of this clause (iv), for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c) since the date of this Agreement, no fact, circumstance, change, effect, event or occurrence has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d) Parent shall have received a certificate of the Company signed by an executive officer of the Company for and on behalf of the Company and dated the Closing Date certifying that the conditions set out in Section 8.3(a) and Section 8.3(b) have been satisfied;

(e) The number of Company Common Shares held by Company Shareholders that have validly exercised Dissent Rights shall not exceed nine percent (9%) of the number of Company Common Shares outstanding as of the date hereof; and

(f) if requested by Parent in accordance with Section 7.10, the Company shall have undertaken the Liquidation.

Section 8.4 Conditions Precedent to the Merger. The respective obligations of the Parties to consummate the Merger are conditioned solely upon the consummation of the Arrangement.

Section 8.5 Cure Provision. No Parent Party, on the one hand, nor the Company, on the other hand, may elect to not complete the transactions contemplated hereby as the result of the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3 or terminate this Agreement pursuant to Section 9.1(c)(ii) or Section 9.1(d)(iii), and no payments shall be payable as a result of any such termination pursuant to Section 9.2, unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, inaccuracies of representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or the availability of a termination right, as the case may be. If any such notice is delivered with respect to a matter that is capable of being cured, provided that a Party is proceeding diligently to cure such matter, no Party may terminate this Agreement unless such matter remains uncured as of the earlier of (i) the tenth (10th) Business Day following the date of receipt of such notice; and (ii) the Outside Date. If such notice has been delivered by the Company prior to the date of the Company Meeting, the Company may elect to postpone the Company Meeting until the expiry of such period (without causing a breach of any other provisions contained herein).

ARTICLE 9

TERMINATION

Section 9.1 Termination.

(a) Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by mutual written consent of the Company and Parent.

(b) Termination by Either the Company or Parent. This Agreement may be terminated by either the Company or Parent at any time prior to the Closing if:

(i) the Closing shall not have occurred by March 31, 2015 (such date, as it may be extended pursuant to this Section 9.1(b)(i), the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to a Party if the failure of such Party to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Closing to occur by the Outside Date; provided, further, that if all of the conditions to the obligations of the Parties are satisfied or (to the extent permitted by Law) waived as of March 31, 2015, other than the condition set forth in Section 8.1(e) and the condition set forth in Section 8.1(f) (as it relates to Section 8.1(e)) and those conditions that by their nature (including, for the avoidance of doubt, Section 8.3(e) and Section 8.3(f)) are to be satisfied at the Closing, either Party may, by written notice to the other Party, extend the Outside Date until April 30, 2015; provided, further, that neither Parent nor the Company shall be entitled to terminate this Agreement pursuant to this Section 9.1(b)(i) at any time after a Closing Failure Notice shall have been given.

(ii) the Company Shareholder Approval is not obtained at the Company Meeting;

(iii) any Governmental Authority of competent jurisdiction shall have issued a Law or Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Arrangement or the Merger, and such Law, Order, ruling or other action is or shall have become final and nonappealable; provided that the terminating Party shall have complied with its obligations under Section 7.2.

(c) Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Closing if:

(i) at any time prior to the time the Company Shareholder Approval is obtained there has occurred a Company Adverse Recommendation Change;

(ii) there shall be any breach or inaccuracy in any of the Company’s representations or warranties set forth in this Agreement or the Company has failed to perform any of its covenants or agreements set forth in this Agreement, which breach, inaccuracy or failure to perform would cause any of the conditions set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied by the Outside Date and such breach, inaccuracy or failure to perform by its nature or timing cannot be cured by the Outside Date; provided that Parent is not then in breach of this Agreement such that any of the conditions set forth in Section 8.2(a) and Section 8.2(c) would not be capable of being satisfied by the Outside Date; or

(iii) the Parent Shareholder Voting Agreement is not duly executed and delivered to the Company and Parent within twenty-four (24) hours after the execution of this Agreement.

(d) Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Closing if:

(i) at any time prior to the time the Company Shareholder Approval is obtained, in accordance with Section 6.4(e), in order to concurrently enter into an Alternative Acquisition Agreement that constitutes a Company Superior Proposal and the Company immediately prior to, or simultaneously with, such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 9.2(a);

(ii) either (A) the Parent Shareholder Voting Agreement is not duly executed and delivered to the Company and Parent within twenty-four (24) hours after the execution of this Agreement or (B) the Parent Shareholder Consent is not duly executed and delivered to the Company and Parent in accordance with the Parent Shareholder Voting Agreement within five (5) Business Days after the effectiveness of the Form S-4;

(iii) there shall be any breach or inaccuracy in any of the representations or warranties given by the Parent Parties set forth in this Agreement or a Parent Party has failed to perform any of its covenants or agreements set forth in this Agreement, which breach, inaccuracy or failure to perform would cause any of the conditions set forth in Section 8.2(a) or Section 8.2(c) not to be satisfied by the Outside Date and such breach, inaccuracy or failure to perform by its nature or timing cannot be cured by the Outside Date; provided that the Company is not then in breach of this Agreement such that any of the conditions set forth in Section 8.3(a) and Section 8.3(b) would not be capable of being satisfied by the Outside Date.

Section 9.2 Termination Fees.

(a) If a Company Termination Fee Event occurs, the Company shall pay (or cause to be paid) to Parent a termination fee of C$345,000,000 (the “Termination Fee”) by wire transfer in immediately available funds to an account specified by Parent in consideration for the disposition of Parent’s rights under this Agreement. If a Parent Termination Fee Event occurs, Parent shall pay (or cause to be paid) to the Company a termination fee of C$500,000,000 (the “Parent Termination Fee”) by wire transfer in immediately available funds to an account specified by the Company in consideration for the disposition of the Company’s rights under this Agreement. If the Agreement is terminated by either Parent or the Company pursuant to Section 9.1(b)(ii), the Company shall pay (or cause to be paid) to Parent a termination fee of C$40,000,000 (the “Reimbursement Payment”) by wire transfer in immediately available funds to an account specified by Parent no later than two (2) Business Days after the date of such termination (provided that in the event the Company is obligated to pay the Reimbursement Payment and is subsequently obligated to pay to Parent the Termination Fee, the amount of the subsequent payment of the Termination Fee shall be reduced by the amount of the Reimbursement Payment previously paid to Parent under this Section 9.2). The Termination Fee shall be payable at the time specified in Section 9.2(b).

(b) “Company Termination Fee Event” means:

(i) the termination of this Agreement (A) by the Company pursuant to Section 9.1(d)(i), in which case the Company shall pay the Termination Fee prior to or concurrently with such termination or (B) by Parent pursuant to Section 9.1(c)(i), in which case the Company shall pay the Termination Fee no later than two (2) Business Days after the date of such termination; or

(ii) the termination of this Agreement by (A) either the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(ii) or (B) Parent pursuant to Section 9.1(c)(ii), if, in each case, (x) prior to such termination, a Company Acquisition Proposal shall have been made public or proposed publicly to the Company or the Company Shareholders and has not been withdrawn prior to the completion of the Company Meeting, and (y) at any time after the execution of this Agreement and prior to the expiration of the twelfth (12th) month after the termination of this Agreement, the Company shall have consummated any Company Acquisition Proposal, in which case the Termination Fee shall be paid by the Company on the date of consummation of such transaction. For purposes of this Section 9.2(b)(ii) references to “20%” in the definition of “Company Acquisition Proposal” shall be substituted with references to “50%.”

(c) “Parent Termination Fee Event” means (i) the termination of this Agreement by the Company or Parent pursuant to Section 9.1(b)(i) or, subject to clause (ii) of this definition, Section 9.1(b)(iii) (but, in the case of Section 9.1(b)(iii), only if arising in connection with any Relevant Law) if, at the time of either such termination, all of the conditions to the obligations of the Parties set forth in Section 8.1 and Section 8.3 have been satisfied or waived in writing (other than those conditions that by their nature (including, for the avoidance of doubt, Section 8.3(e) and Section 8.3(f)) are to be satisfied at the Closing, which conditions would be capable of being satisfied if the Closing Date were the date of termination), other than the conditions set forth in Section 8.1(e) (but only in the event the failure of such condition is due to the failure to receive the Investment Canada Act Approval) or Section 8.1(f) (but, in the case of Section 8.1(f), only if the applicable Law or Order, as the case may be, is pursuant to the Investment Canada Act) or (ii) the termination of this Agreement by Parent pursuant to Section 9.1(b)(iii) (but only in the event the failure of such condition is due to Investment Canada Act Approval), in which case the Parent Termination Fee shall be paid by the Parent within two (2) Business Days of such termination.

(d) Each of the Parties acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated in this Agreement and that without these agreements the other Parties would not enter into this Agreement. Accordingly, if the Company or Parent fails to timely pay any amount due pursuant to this Section 9.2 and, in order to obtain the payment, the Company or Parent, as applicable, commences a suit which results in a judgment against the other Party for the payment set forth in this Section 9.2, the Party that has failed to timely pay pursuant to this Section 9.2 shall pay the other Party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate of the Royal Bank of Canada in effect on the date such payment was required to be made to and including the date on which such payment was actually received. Notwithstanding any other provision in this Agreement, in no event will (i) the Company be obligated to pay the Termination Fee more than once (provided that in the event the Company is obligated to pay the Reimbursement Payment and is subsequently obligated to pay to Parent the Termination Fee, the amount of the subsequent payment of the Termination Fee shall be reduced by the amount of the Reimbursement Payment previously paid to Parent under this Section 9.2) or (ii) Parent be obligated to pay the Parent Termination Fee more than once.

(e) In the event that Parent shall receive full payment of the Termination Fee pursuant to this Section 9.2 under circumstances where the Termination Fee was payable, (i) the receipt of the Termination Fee by Parent shall be in consideration for the disposition of Parent Parties’ rights under this Agreement, and shall be deemed to be liquidated damages for, and shall be the sole and exclusive remedy of the Parent Parties and their respective Affiliates and shareholders against the Company or any of its Affiliates for, any and all losses or damages suffered or incurred by any Parent Party or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby or any matter forming the basis for such termination, and (ii) following such receipt (A) no Parent Party nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement (or the termination thereof) or the transactions contemplated herein and (B) neither the Company nor any of its Affiliates shall have any further liability with respect to this Agreement or the transactions contemplated hereby to any Parent Party or any of their respective Affiliates. Notwithstanding anything in this Agreement to the contrary, while the Parent Parties may pursue both a grant of specific performance in accordance with Section 10.11 and the payment of the Termination Fee under Section 9.2, under no circumstances shall the Parent Parties be permitted or entitled to receive both a grant of specific performance of the Company’s obligation to consummate the transactions contemplated hereby and any monetary damages, including all or any portion of the Termination Fee.

(f) In the event that the Company shall receive full payment of the Parent Termination Fee pursuant to this Section 9.2 under circumstances where the Parent Termination Fee was payable, (i) the receipt of the Parent Termination Fee by the Company shall be in consideration for the disposition of the Company’s rights under this Agreement, and shall be deemed to be liquidated damages for, and shall be the sole and exclusive remedy of the Company and its Subsidiaries and its shareholders against the Parent Related Parties or any of their respective Affiliates, any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination, and (ii) following such receipt (A) neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Parent Related Parties or any of their respective Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby (or the termination thereof) and (B) neither Parent nor any of their respective Affiliates shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Company. Notwithstanding anything in this Agreement to the contrary, while the Company may pursue both a grant of specific performance in accordance with Section 10.11 and the payment of the Parent Termination Fee under Section 9.2, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the Parent Parties’ obligation to consummate the transactions contemplated by this Agreement and any monetary damages, including all or any portion of the Parent Termination Fee.

Section 9.3 Effect of Termination. If this Agreement is terminated in accordance with Section 9.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder, except that (a) the provisions of Article 1, Section 7.1(c), Section 9.2,

Article 10 and this Section 9.3 shall survive any termination hereof in accordance with Section 9.1 and (b) the indemnification obligations of Parent set forth in the last sentence of Section 7.10 and in Sections 7.9 and 7.17 shall survive any termination hereof for the maximum limitation period permitted under the Law. Notwithstanding anything to the contrary contained in this Agreement, (i) neither the termination of this Agreement nor anything contained in Section 9.2 or this Section 9.3 will (A) relieve any Party from any liability for any material breach of any covenant contained in this Agreement or any intentional or willful breach of any covenants, representations or warranties contained in this Agreement, including any intentional or willful making of a misrepresentation in this Agreement, or (B) relieve Parent from any liability pursuant to Sections 7.9 or 7.17 the last sentence of Section 7.10 and (ii) the Non-Disclosure Agreement shall survive any termination hereof in accordance with Section 9.1.

ARTICLE 10

GENERAL

Section 10.1 Notices. Any demand, notice or other communication to be given in connection with this Agreement (unless stated otherwise to the contrary) must be (a) given in writing and will be given by overnight courier personal delivery or by facsimile or electronic transmission, in each case, with either confirmation of receipt or if given via facsimile or email with a confirmatory copy delivered by internationally or nationally recognized courier services within three (3) Business Days following transmission of such facsimile or email, and (b) addressed to the recipient as follows:

(i)	if to a Parent Party:

Burger King Worldwide, Inc. 5505 Blue Lagoon Drive Miami, FL 33126
Attention:	Daniel Schwartz Jill Granat
Facsimile:	305-378-7275
email:	dschwartz@whopper.com jgranat@whopper.com
with a copy (which will not constitute notice) to:
Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 USA
Attention:	Stephen Fraidin William B. Sorabella David B. Feirstein
Facsimile:	(212) 446-6460
email:	stephen.fraidin@kirkland.com william.sorabella@kirkland.com david.feirstein@kirkland.com
and
Davies Ward Phillips and Vineberg LLP 155 Wellington Street West Toronto, Ontario Canada M5V 3J7
Attention:	Patricia Olasker Steven Harris
Facsimile:	(416) 863-0871
email:	polasker@dwpv.com sharris@dwpv.com

and
Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 6th Avenue New York, New York 10019 USA
Attention:	Jeffrey B. Samuels
Facsimile:	(212) 373-3112
email:	jsamuels@paulweiss.com

(ii)	if to the Company:

Tim Hortons Inc. 874 Sinclair Road Oakville, ON, Canada
Attention:	Jill Sutton
Facsimile:	(905) 845-2931
email:	Sutton_jill@timhortons.com
with a copy (which will not constitute notice) to:
Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 USA
Attention:	Adam O. Emmerich Gordon S. Moodie
Facsimile:	(212) 403-2000
Email:	aoemmerich@WLRK.com gsmoodie@WLRK.com
and
Osler, Hoskin & Harcourt LLP 100 King Street West 1 First Canadian Place Suite 4600, P.O. Box 50 Toronto, Ontario Canada M5X 1B8
Attention:	Clay Horner Doug Bryce
Facsimile:	(416) 862-6666
email:	chorner@osler.com dbryce@osler.com

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

Section 10.2 Expenses. Except as otherwise specified herein and except in respect of any filings fees associated the Form S-4, which fees shall be paid by Parent, each Party will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred.

Section 10.3 No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties; provided that each of Holdings and Parent shall have the right to assign all or any portion of its rights and obligations pursuant to this Agreement from and after the completion of the Arrangement and the Merger to one or more of its Subsidiaries or to any Debt Financing Source pursuant to the terms of the Debt Commitment Letters for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the immediately preceding sentences in this Section 10.3, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.4 Governing Law; Service of Process.

(a) This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario, except that the provisions hereof which expressly relate to the DGCL (including the approval and effectiveness of the Merger) shall be construed, performed, governed and enforced in accordance with the DGCL. The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated herein (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated herein in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

(b) Each Party hereby agrees that any service of process, summons, notice or document by registered mail addressed to such Person at its address set forth in Section 10.1 shall be effective service of process for any suit, action or proceeding relating to any dispute arising out of this Agreement or the transactions contemplated by this Agreement.

(c) Notwithstanding anything in this Section 10.4 to the contrary, and without limiting anything set forth in Section 10.13, each of the Parties agrees that it will not bring or support (and it will not support any of its Affiliates to bring or support) any claim, suit, action or other proceeding (whether at law, in equity, in contract, in tort or otherwise) against or involving any Debt Financing Source (or any of the parties referred to in subclause (i) of the definition of “Parent Related Parties” with respect to such Debt Financing Source) in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including any related Debt Financing), including any dispute arising out of or relating in any way to the Debt Commitment Letter, Debt Financing or the performance thereof, in any forum other than any New York State court or federal court sitting in the County of New York and the Borough of Manhattan (and appellate courts thereof).

(d) Notwithstanding anything in this Section 10.4 to the contrary, and without limiting anything set forth in Section 10.13, each of the Parties agrees that it will not bring or support (and it will not support any of its Affiliates to bring or support) any claim, suit, action or other proceeding (whether at law, in equity, in contract, in tort or otherwise) against or involving any source of the Equity Financing in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including any related Equity Financing), including any dispute arising out of or relating in any way to the Equity Purchase Agreement, Equity Financing or the performance thereof, in any forum other than any Delaware state court or federal court sitting in the County of New Castle (and appellate courts thereof).

Section 10.5 Entire Agreement. This Agreement, together with the Non-Disclosure Agreement, the Company Voting Agreements, the Debt Commitment Letters, the Equity Purchase Agreement, and any documents delivered hereunder, constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, both written and oral, among the Parties, with respect to the subject matter thereof; provided that the Non-Disclosure Agreement shall survive the execution and delivery of this Agreement except that the standstill restrictions, restrictions on contact and restrictions on designations of approved financing sources in the Non-Disclosure Agreement shall terminate (solely with respect to the Parent Parties and their respective Affiliates) immediately following the execution and delivery of this Agreement solely for purposes of permitting any action contemplated hereby and in accordance herewith and solely until the termination of this Agreement in accordance with its terms.

Section 10.6 No Third Party Beneficiaries.

(a) Except (i) with respect to the Indemnified Parties and only after the Effective Time, as provided in Section 7.5 (Indemnification and Insurance), (ii) with respect to the indemnification and reimbursement obligations of Parent pursuant to Section 7.9 (Financing) and Section 7.17, (iii) the rights of the Parent Related Parties set forth in Section 9.2(f) and Affiliates of the Company set forth in Section 9.2(e), and (iv) that the Company shall have the right to pursue claims for damages on behalf of the Company Shareholders (including damages based on the loss of the economic benefits of the Arrangement and the other transactions contemplated herein, including the loss of premium offered to such Company Shareholders) in the event of a Parent Party’s breach of this Agreement giving rise to any such claim (provided that this clause (iv) is not intended to create any right of the Company Shareholders to bring an action against a Parent Party pursuant to this Agreement (it being understood that any amounts received by the Company in connection therewith may be retained by Company)), the Parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, the provisions of Section 9.2(f), Section 10.4(c), Section 10.7, Section 10.12 and this Section 10.6 (and the definitions related thereto) shall be enforceable by each Financing Source (and each is an intended third party beneficiary thereof and in this regard, Parent will act as trustee for each Financing Source in respect of the foregoing covenants and accepts these trusts and will hold and enforce these covenants on behalf of each Financing Source).

(b) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.8 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters.

(c) Except as provided in this Section 10.6, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

Section 10.7 Amendment.

(a) Subject to compliance with applicable Law, this Agreement may be amended by the Company and Parent (on behalf of itself and the Parent Parties), by action taken or authorized by the Company Board of Directors and the Parent Board of Directors, respectively, at any time before or after the receipt of the Company Shareholder Approval or the Parent Shareholder Approval, except that, after receipt of the Company Shareholder Approval or the Parent Shareholder Approval, there may not be, without further approval of the Company Shareholders or the Parent Shareholders, respectively, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the Company Shareholders or Parent Shareholders, respectively.

(b) Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

(a) Notwithstanding anything to the contrary contained herein, Section 9.2(f), Section 10.4(c), Section 10.6, Section 10.13 and this Section 10.7 (and any provision of this Agreement to the extent a modification, waiver by Parent or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived by Parent or terminated in a manner that is adverse in any respect to a Financing Source without the prior written consent of such Financing Source.

Section 10.8 Waiver and Modifications. Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it thereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Parties (c) to the extent permitted by Law and subject to Section 10.7, waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto, or (d) to the extent permitted by Law and subject to Section 10.7, waive the fulfilment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at Law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

Section 10.9 Severability. Upon such determination that any provision is illegal, invalid or unenforceable all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement, including the Arrangement and the Merger, be consummated as originally contemplated to the fullest extent possible.

Section 10.10 Further Assurances. Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Closing, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 10.11 Injunctive Relief. The Parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligations of the Parties hereto to consummate the Closing in accordance with Article 2) in the courts of the Province of Ontario without proof of damages or otherwise, and that such relief may be sought in addition to and shall not limit, diminish, or otherwise impair, any other remedy to which they are entitled under this Agreement, at law, in equity or otherwise, (b) the provisions set forth in Section 9.2 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement, and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (A) the other Parties have an adequate remedy at law or (B) an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 10.12 Counterparts. This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Party (by personal delivery, facsimile, electronic transmission or otherwise).

Section 10.13 No Recourse. In no event, shall the Company or any of its Affiliates, and the Company agrees not to and to cause its Affiliates not to, (A) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any source of Financing or (B) seek to enforce the commitments against, make any claims for breach of the Debt Commitment Letters or Equity Purchase Agreement, as applicable, against, or seek to recover monetary damages from, or otherwise sue, Financing Sources for any reason in connection therewith, including in connection with Debt Financing commitments or the obligations of Financing Sources thereunder. Nothing in this Section 10.13 shall in any way limit or qualify the obligations and liabilities of the parties to the Debt Commitment Letter to each other or in connection therewith or the right of the Company to seek specific performance against the Parent Parties under Section 10.11.

Section 10.14 Obligations of the Parent Parties. Parent agrees that:

(a) Parent will cause each other Parent Party to perform its obligations under this Agreement, the Plan of Arrangement and the agreements contemplated hereby and thereby in accordance with the terms hereof and thereof;

(b) Parent absolutely guarantees, as a principal and not as a surety, to the Company the full and complete performance by each other Parent Party of its obligations under this Agreement and the Plan of Arrangement and the agreements contemplated hereby and thereby, including all payment obligations given or undertaken or expressed to be given or undertaken in this Agreement, the Plan of Arrangement and the agreements contemplated hereby and thereby which are to be performed on or prior to the Closing, subject to the limitations of liability in Section 9.2(f); and

(c) Parent will be responsible for any breach or liability of each other Parent Party under this Agreement, the Plan of Arrangement and the agreements contemplated hereby and thereby.

(d) Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against any other Parent Party.

{The remainder of this page is left intentionally blank—Signature page follows}

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BURGER KING WORLDWIDE, INC.

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	Secretary

1011773 B.C. UNLIMITED LIABILITY COMPANY

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	Secretary

NEW RED CANADA PARTNERSHIP

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	Secretary

BLUE MERGER SUB, INC.

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	Secretary

8997900 CANADA INC.

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	Secretary

TIM HORTONS INC.

By:	/s/ Marc Caira
Name:	Marc Caira
Title:	President and Chief Executive Officer

[Signature Page to Arrangement Agreement and Plan of Merger]

ANNEX B

PLAN OF ARRANGEMENT

FORM OF PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Amalgamation Sub” means 8997900 Canada Inc., a corporation incorporated under the laws of Canada;

“Arrangement” means the arrangement of the Company under section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 6.1 hereof or made at the discretion of the Court in the Final Order (with the consent of the Company and Blue, each acting reasonably);

“Arrangement Agreement” means the Arrangement Agreement and Plan of Merger dated as of August 26, 2014, among Parent, Holdings, Partnership, Merger Sub, Amalgamation Sub and the Company (including the Schedules attached thereto) as may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

“Arrangement Cash Consideration” means $88.50 in cash per Company Common Share, as adjusted pursuant to Section 3.3 hereof;

“Arrangement Consideration” means the Arrangement Cash Consideration, the Arrangement Mixed Consideration or the Arrangement Share Consideration, as applicable;

“Arrangement Exchange Agent” means Computershare Trust Company of Canada at its offices set out in the Letter of Transmittal and Election Form;

“Arrangement Mixed Consideration” means $65.50 in cash and 0.8025 Holdings Common Shares per Company Common Share;

“Arrangement Mixed Consideration Value” means an amount equal to the sum of (a) $65.50 plus (b) the value of 0.8025 Holdings Common Shares, based on the opening price of a Holdings Common Share on the TSX for the first trading day immediately following the Effective Time;

“Arrangement Resolution” means the special resolution of the Company to be considered and, if thought fit, passed by the Company Shareholders at the Company Meeting to approve the Arrangement, to be substantially in the form of Schedule A to the Arrangement Agreement;

“Arrangement Share Consideration” means, in respect of each Company Common Share subject to the Arrangement, 3.0879 Holdings Common Shares per Company Common Share, as adjusted pursuant to Section 3.3 hereof;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Director after the Final Order is made, which shall be in form and substance satisfactory to Parent and the Company, each acting reasonably;

“AS Common Shares” means the common shares in the capital of Amalgamation Sub;

“AS Delivered Common Shares” has the meaning ascribed thereto in Section 3.1(l);

“Available Cash Election Amount” means (a) the product of (i) the aggregate number of outstanding Company Common Shares (other than any Company Common Shares held by Amalgamation Sub) as of the step referenced in Section 3.1(k) multiplied by (ii) $65.50 minus (b) the aggregate amount of cash to be paid in respect of all Mixed Election Shares and No Election Shares minus (c) the product of (i) the aggregate number of Company Common Shares, measured as of the Election Deadline, in respect of which Dissent Rights have been validly exercised under Article 4 and which have not been withdrawn multiplied by (ii) the Arrangement Cash Consideration;

“BHI” means Berkshire Hathaway Inc., a corporation existing under the laws of the State of Delaware;

“BHI Aggregate Consideration” means the US$3 billion purchase price payable by BHI to Holdings pursuant to the Securities Purchase Agreement;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which major commercial banking institutions in Toronto, Ontario or New York, New York are authorized by law to be closed;

“Cash Election Amount” means the product of (a) the number of Cash Election Shares multiplied by (b) the Arrangement Cash Consideration;

“Cash Election Share” has the meaning ascribed thereto in Section 3.2(a);

“Cash Fraction” has the meaning ascribed thereto in Section 3.3(a);

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement certifying that the Arrangement has been effected, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Company” means Tim Hortons Inc., a corporation existing under the laws of Canada;

“Company Common Shares” means the common shares in the capital of the Company;

“Company DSU” means, at any time, each award of deferred stock units with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested;

“Company Equity Awards” means the Company Options, Company DSUs, Company PSUs and Company RSUs;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Arrangement Agreement and the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Company Optionholder” means a holder of one or more Company Options;

“Company Option” means, at any time, each award of options to acquire Company Common Shares granted pursuant to the Company Stock Plans or otherwise which are, at such time, outstanding and unexercised, whether or not vested;

“Company PSU” means, at any time, each award of performance share units with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested;

“Company RSU” means, at any time, each award of restricted stock units with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested, for the avoidance of doubt, including any award of restricted stock units that was initially granted based on performance goals but that is subject only to time-based vesting criteria as of the Effective Time;

“Company Shareholder” means a holder of one or more Company Common Shares, and includes holders of Company Common Shares issued pursuant to Section 3.1(g), 3.1(h) and 3.1(i);

“Company Stock Plans” means the Company 2006 Stock Incentive Plan, the Company 2012 Stock Incentive Plan and the Company Non-Employee Director Deferred Stock Unit Plan;

“Company Trust” means the TDL RSU Employee Benefit Plan Trust;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” has the meaning set out in Section 4.1;

“Dissenting Shareholder” means a Company Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Company Common Shares in respect of which Dissent Rights are validly exercised by such Company Shareholder;

“Effective Date” means the date of the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto Time) on the Effective Date, or such other time as the parties may agree to in writing before the Effective Date;

“Election Deadline” means 5:00 p.m. (Toronto Time) on the Business Day which is three Business Days preceding the anticipated Effective Date;

“Escrow Agreements” means, collectively, (a) the escrow agreement dated as of October 27, 2014 among JPMorgan Chase Bank, N.A., as administrative agent and escrow agent, 1011778 B.C. Unlimited Liability Company, as borrower, and New Red Finance, Inc., as co-borrower and (b) the escrow agreement dated as of October 8, 2014 among Wilmington Trust, National Association, as trustee, escrow agent and securities intermediary, 1011778 B.C. Unlimited Liability Company, as issuer, and New Red Finance, Inc., as co-issuer;

“Exchange Ratio” means 3.0879;

“Final Order” means the order of the Court in a form acceptable to the Company and Parent, each acting reasonably, approving the Arrangement under section 192(4) of the CBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court (following the prior written consent of the Company and Parent, such consent not to be unreasonably withheld, delayed or conditioned) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended (following the prior written consent of the Company and Parent, such consent not to be unreasonably withheld, delayed or conditioned) on appeal;

“Former Shareholders” means the holders of Common Shares immediately prior to the Effective Time together with holders of Company Equity Awards who receive Company Common Shares pursuant to Section 3.1(g), 3.1(h) and 3.1(i);

“Governmental Authority” means any international, multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any ministry, department, division, bureau, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, the NYSE, or any other stock exchange), domestic or foreign, exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel, arbitrator or arbitral body acting under the authority of any of the foregoing;

“Holdings” means —, a corporation incorporated under the laws of Canada;

“Holdings Arrangement Options” means options to acquire Holdings Common Shares received in exchange for Company Options pursuant to Section 3.1(m);

“Holdings Common Shares” means the common shares in the capital of Holdings;

“Holdings Preferred Shares” means the Class A 9% Cumulative Compounding Perpetual Preferred Shares in the capital of Holdings, to be issued to BHI pursuant to the Securities Purchase Agreement;

“Holdings Warrant” means the warrant to purchase Holdings Common Shares to be issued to BHI pursuant to the Securities Purchase Agreement;

“Interim Order” means the interim order of the Court in a form reasonably acceptable to each of the Company and Parent, to be issued following the application therefor contemplated by Section 2.2(d) of the Arrangement Agreement providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the prior written consent of both the Company and Parent, such consent not to be unreasonably withheld, conditioned or delayed;

“In the Money Amount” has the meaning ascribed thereto in Section 3.1(m);

“Law” means any and all laws, statutes, codes, ordinances (including zoning), approvals, decrees, rules, regulations, bylaws, notices, policies, protocols, guidelines, treaties or other requirements of any Governmental Authority and any legal requirements arising under the common law or principles of law or equity;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form for use by Company Shareholders with respect to the Arrangement;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, license, sublicense, right to possession or any other encumbrance, right or restriction of any kind or nature whatsoever, whether contingent or absolute;

“LLC” means a limited liability company under the laws of Delaware to be formed as an indirect wholly owned subsidiary of Holdings prior to the Effective Date;

“Merger” has the meaning ascribed to it in the Arrangement Agreement;

“Merger Effective Time” has the meaning ascribed to it in the Arrangement Agreement;

“Merger Sub” means Blue Merger Sub, Inc., a Delaware limited liability company;

“Mixed Election Share” has the meaning ascribed thereto in Section 3.2(a);

“NYSE” means the New York Stock Exchange;

“Net Surrender Shares” has the meaning ascribed thereto in Section 3.1(i);

“New Amalco” means the entity formed pursuant to Section 3.1(r);

“New AS Common Shares” means common shares in the capital of New Amalco;

“No Election Share” has the meaning ascribed thereto in Section 3.1(j);

“Parent” means Burger King Worldwide Inc., a corporation incorporated under the laws of Delaware;

“Partnership” means —, a limited partnership formed under the laws of the Province of Ontario;

“Person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement;

“Rights Agreement” means that certain Shareholders Rights Plan Agreement, dated as of August 6, 2009, between the Company and Computershare Trust Company of Canada;

“Securities Purchase Agreement” means the securities purchase agreement dated August 26, 2014 between Holdings and BHI, as amended;

“Selling Shareholders” means the Company Shareholders (but does not include the Dissenting Shareholders);

“Share Election Share” has the meaning ascribed thereto in Section 3.2(a);

“Special Voting Share” means the special voting share in the capital of Holdings;

“Surrendered Company Option” means the vested portion of a Company Option for which a Company Optionholder has validly executed an applicable surrender form providing for surrender contingent upon the occurrence of the Effective Time;

“Tax Act” means the Income Tax Act (Canada);

“Trustee” means —;

“TSX” means the Toronto Stock Exchange; and

“Voting Trust Agreement” has the meaning ascribed thereto in the Arrangement Agreement.

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA, unless the context otherwise requires.

1.2 Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3 Article References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or subsection by number or letter or both refer to the Article, Section or subsection, respectively, bearing that designation in this Plan of Arrangement.

1.4 Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.5 Date for Any Action

If the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.7 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.8 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are in Toronto, Ontario local time unless otherwise stipulated.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement and constitutes an arrangement as referred to in Section 192 of the CBCA. This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on Holdings, the Company, Parent, Partnership, Amalgamation Sub, New Amalco, Merger Sub, all Company Shareholders (including Dissenting Shareholders) and beneficial owners of Company Common Shares, and all holders or beneficial owners of Company Equity Awards.

ARTICLE 3

ARRANGEMENT

3.1 Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence, except where noted, without any further act or formality:

(a)	at the Effective Time, the Rights Agreement shall be terminated (and all rights thereunder shall expire) and shall be of no further force or effect;

(b)	two minutes following the preceding step, the Escrow Property (as defined in each of the Escrow Agreements) shall be, and shall be deemed to be, released to or for the account of or at the direction of 1011778 B.C. Unlimited Liability Company;

(c)	concurrent with the preceding step, BHI shall, and shall be deemed to, pay to Holdings the BHI Aggregate Consideration and the Holdings Preferred Shares and Holdings Warrant shall be, and shall be deemed to be, issued to BHI;

(d)	commencing two minutes following the preceding step, transactions are completed in sequence pursuant to securities acquisition agreements and forward contracts that result in the relevant portion of the aggregate of the Escrow Property received pursuant to Section 3.1(b) and the BHI Aggregate Consideration received pursuant to Section 3.1(c) being exchanged for Canadian dollars and contributed to Amalgamation Sub;

(e)	two minutes following the completion of the preceding step,

(i)	each Company Common Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred to Amalgamation Sub by the holder thereof, without any further act or formality by or on behalf of the Dissenting Shareholder, and thereupon each Dissenting Shareholder shall cease to have any rights as holders of such Company Common Shares other than the rights set out in Article 4 hereof,

(ii)	the registered holder thereof shall cease to be the registered holder of such Company Common Share and the name of such registered holder shall be removed from the register of Company Shareholders as of the time of this step; and

(iii)	Amalgamation Sub shall be recorded as the registered holder of such Company Common Share and shall be deemed to be the legal and beneficial owner thereof free and clear of all Liens;

(f)	two minutes following the preceding step, each Company DSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, and the Company shall pay as soon as practicable thereafter each holder of a Company DSU an amount in cash equal to the product of (i) the Arrangement Mixed Consideration Value multiplied by (ii) the number of Company Common Shares subject to such Company DSU, all in full satisfaction of the obligations of the Company in respect of the Company DSUs and all of the Company DSUs, as well as the Company Non-Employee Director Deferred Stock Unit Plan, shall be, and shall be deemed to be, terminated;

(g)	concurrent with the preceding step, each Company PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, with performance goals deemed satisfied based on the maximum or highest level achievable under the Company PSU, and there shall be disbursed from the Company Trust (to the extent Company Common Shares are available to be disbursed) or the Company shall issue to each holder of a Company PSU in settlement of such PSU that number of Company Common Shares subject to such Company PSU (based on the deemed satisfaction of performance goals) and the name of such holder shall be recorded as the registered holder of such Company Common Shares acquired pursuant to such Company PSUs all in full satisfaction of the obligations of the Company in respect of the Company PSUs and all of the Company PSUs shall be, and shall be deemed to be, terminated;

(h)	concurrent with the preceding step, each Company RSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, and there shall be disbursed from the Company Trust (to the extent Company Common Shares are available to be disbursed) or the Company shall issue to each holder of a Company RSU in settlement of such RSU that number of Company Common Shares deliverable pursuant to the terms of such Company RSU and the name of such holder shall be recorded as the registered holder of such Company Common Shares acquired pursuant to such Company RSUs all in full satisfaction of the obligations of the Company in respect of the Company RSUs and all of the Company RSUs shall be, and shall be deemed to be, terminated;

(i)	two minutes following the preceding step, subject to the requirement of Section 7.4(c) of the Arrangement Agreement, each Surrendered Company Option shall be, and shall be deemed to be, surrendered and transferred to the Company in consideration for the issuance by the Company of that number of Company Common Shares (the “Net Surrender Shares”) equal to, rounded down to the nearest whole share, (i) the number of Company Common Shares subject to such Surrendered Company Option immediately prior to the Effective Time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Company Common Shares subject to such Surrendered Company Option that, when multiplied by the Fair Market Value (as such term is defined in the applicable Company Stock Plan) of a Company Common Share as of immediately prior to the time of this step, is equal to the aggregate exercise price of such Surrendered Company Option, and the holder of such Surrendered Company Option shall be recorded on the register of holders of Company Common Shares as the registered holder of the Net Exercise Shares, all in full satisfaction of the obligations of the Company in respect of the Surrendered Company Options and all of the Surrendered Company Options shall be, and shall be deemed to be, terminated;

(j)

two minutes following the preceding step, each Company Shareholder who has not deposited with the Arrangement Exchange Agent a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or has otherwise failed to comply with the requirements of Section 3.2(b) and the

Letter of Transmittal and Election Form, shall be deemed to have elected to receive, in respect of all Company Common Shares held by such holder (each such share, a “No Election Share”), the Arrangement Mixed Consideration;

(k)	two minutes following the preceding step, each outstanding Company Common Share (other than any Company Common Share held by Amalgamation Sub) shall be transferred and assigned to Amalgamation Sub in accordance with the election of such holder pursuant to Section 3.2 or deemed election of such holder pursuant to Section 3.1(j) in exchange for, subject to Sections 3.3 and 3.6, the payment by Amalgamation Sub of (i) the Arrangement Cash Consideration, (ii) the Arrangement Mixed Consideration or (iii) the Arrangement Share Consideration, as applicable, and:

(i)	in respect of each Company Common Share so transferred and assigned, the registered holder thereof shall cease to be the registered holder of such Company Common Share and the name of such registered holder shall be removed from the register of Company Shareholders as of the time of this step;

(ii)	in respect of each Company Common Share so transferred and assigned, Amalgamation Sub shall be recorded as the registered holder of such Company Common Share and shall be deemed to be the legal and beneficial owner thereof free and clear of all Liens; and

(iii)	there shall be added to the stated capital account maintained by Holdings for Holdings Common Shares an amount equal to the aggregate fair market value of the AS Delivered Common Shares issued to Holdings by Amalgamation Sub pursuant to Section 3.1(l);

(l)	concurrent with the preceding step, in consideration for Holdings delivering, on behalf of Amalgamation Sub, Holdings Common Shares directly to the Selling Shareholders pursuant to Section 3.1(k), AS Common Shares (the “AS Delivered Common Shares”) with an aggregate fair market value equal to the aggregate fair market value of the Holdings Common Shares so delivered shall be issued to Holdings, and in respect thereof, there shall be added to the stated capital account maintained by Amalgamation Sub for AS Common Shares an amount equal to the excess of the fair market value of the aggregate number of Company Common Shares acquired by Amalgamation Sub pursuant to Section 3.1(k) over the cash paid by Amalgamation Sub to acquire those Company Common Shares;

(m)

two minutes following the preceding step, each Company Option (and its tandem stock appreciation right) that is outstanding immediately prior to the time of this step (other than the Surrendered Company Options), whether or not vested, shall be exchanged for a Holdings Arrangement Option (with a tandem stock appreciation right) to acquire from Holdings that number of Holdings Common Shares equal to the product of: (i) the number of Company Common Shares subject to such Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, provided that the number of Holdings Common Shares issuable shall be rounded down to the nearest whole number of Holdings Common Shares. The exercise price per Holdings Common Share subject to a Holdings Arrangement Option shall be an amount equal to the quotient of: (i) the exercise price per Company Common Share subject to each such Company Option immediately before the Effective Time divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on exercise of a Holdings Arrangement Option shall be rounded up to the nearest whole cent. Notwithstanding the foregoing, if it is determined in good faith that the excess of the aggregate fair market value of the Holdings Common Shares subject to a Holdings Arrangement Option immediately after the issuance of the Holdings Arrangement Option over the aggregate option exercise price for such shares pursuant to the Holdings Arrangement Option (such excess referred to as the “In the Money Amount” of the Holdings Arrangement Option) would otherwise exceed the excess of the aggregate fair market value of the Company Common Shares subject to such Company Options immediately before the issuance of the Holdings Arrangement Option over the aggregate option exercise price for such shares pursuant to the Company Option, (such excess referred to as the In the Money Amount of the Company Options), the previous provisions shall be modified so that the In the Money Amount of the Holdings

Arrangement Option does not exceed the In the Money Amount of the Company Option, but only to the extent necessary and in a manner that does not otherwise adversely affect the holder of the Holdings Arrangement Option. Except as otherwise provided herein, each Holdings Arrangement Option (and its tandem stock appreciation right) shall be on the same terms and conditions as were applicable to the exchanged Company Option (and its tandem stock appreciation right) immediately before the Effective Time (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule) and Holdings shall assume all the obligations of the Company under the Company Stock Plans pertaining to the Company Options (and their tandem stock appreciation rights) and the agreements evidencing the grants thereof. Holdings shall comply with the requirements of Section 7.4(c) of the Arrangement Agreement with respect to each Holdings Arrangement Option until final settlement of all Holdings Arrangement Options;

(n)	commencing two minutes following the preceding step, transactions are completed in sequence pursuant to transfer agreements that result in all AS Delivered Common Shares acquired by Holdings pursuant to Section 3.1(l) being contributed to LLC. Thereafter LLC shall be deemed to be the legal and beneficial owner thereof free and clear of all Liens;

(o)	not less than two minutes following the completion of the preceding step and at the Merger Effective Time, pursuant to and in accordance with the laws of the State of Delaware, the Merger shall become effective;

(p)	coincident with the Merger Effective Time,

(i)	Holdings, the Partnership and the Trustee shall execute the Voting Trust Agreement, and

(ii)	Holdings shall issue to and deposit with the Trustee the Special Voting Share, in consideration of the payment to Holdings of $1.00, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Exchangeable Units in accordance with the Voting Trust Agreement;

(q)	two minutes following the preceding step, the stated capital of the Company Common Shares shall be reduced to $1.00 without any distribution; and

(r)	at 5:00 p.m. (Toronto time) on the first Business Day following the Effective Date,

(i)	Amalgamation Sub and the Company shall amalgamate to form New Amalco with the same effect as if they were amalgamated under s. 181 of the CBCA, except that the separate legal existence of the Company will not cease and the Company will survive the amalgamation, as more fully described in Section 3.4; and

(ii)	without limiting the foregoing, the separate legal existence of Amalgamation Sub will cease without Amalgamation Sub being liquidated or wound up, Amalgamation Sub and the Company will continue as one Company, and the property of Amalgamation Sub (other than Company Common Shares held by Amalgamation Sub and any amounts owing by the Company to Amalgamation Sub) will become the property of New Amalco.

3.2 Election

With respect to the exchange of Company Common Shares (including Company Common Shares issued (under this Plan of Arrangement or otherwise) in respect of Company Equity Awards pursuant to Sections 3.1(g), 3.1(h) and 3.1(i)) effected pursuant to Section 3.1(k):

(a)	each Company Shareholder (other than Dissenting Shareholders) may elect to receive, in respect of each Company Common Share held, the Arrangement Cash Consideration (each such Company Common Share, a “Cash Election Share”), the Arrangement Mixed Consideration (each such Company Common Share, a “Mixed Election Share”) or the Arrangement Share Consideration (each such Company Common Share, a “Share Election Share”), subject to Sections 3.3 and 3.6;

(b)	the election provided for in Section 3.2(a) shall be made by each Company Shareholder by depositing with the Arrangement Exchange Agent, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election. The Company shall provide at least two (2) Business Days’ notice of the Election Deadline to Company Shareholders by means of a news release disseminated on newswire; provided, that if the Effective Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline, which rescheduled deadline if necessary shall be at the discretion of the Company provided that at least one (1) Business Day of advance notice thereof shall have been provided; and

(c)	any duly completed Letter of Transmittal and Election Form, once deposited with the Arrangement Exchange Agent, shall be irrevocable and may not be withdrawn by a Company Shareholder.

3.3 Adjustments to Arrangement Share and Cash Consideration

Notwithstanding Sections 3.1(k) and 3.2 or any provision herein to the contrary, if:

(a)	the Cash Election Amount exceeds the Available Cash Election Amount, then the following consideration shall be paid in respect of each Cash Election Share:

(i)	an amount of cash equal to the product of (A) the Arrangement Cash Consideration multiplied by (B) the greater of (I) a fraction, rounded to six (6) decimal places, the numerator of which is the Available Cash Election Amount and the denominator of which is the Cash Election Amount and (II) zero (0) (the amount calculated in clause (B) of this paragraph, the “Cash Fraction”); and

(ii)	a number of Holdings Common Shares equal to the product of (A) the Arrangement Share Consideration multiplied by (B) the result of one (1) minus the Cash Fraction; and

(b)	the Available Cash Election Amount exceeds the Cash Election Amount, then the following consideration shall be paid in respect of each Share Election Share:

(i)	an amount of cash equal to the result of (A) the amount of such excess divided by (B) the number of Share Election Shares; and

(ii)	a number of Holdings Common Shares equal to the product of (A) the Arrangement Share Consideration multiplied by (B) a fraction, rounded to six (6) decimal places, the numerator of which is the difference between (1) the Arrangement Cash Consideration and (2) the amount calculated in clause (i) of this paragraph and the denominator of which is the Arrangement Cash Consideration.

3.4 Amalgamation of Amalgamation Sub and the Company

(a)	Pursuant to Section 3.1(r), Amalgamation Sub and the Company shall amalgamate to form New Amalco under the CBCA, with the effect described below, and, unless and until otherwise determined in the manner required by Law, the following shall apply:

(i)	Name. The name of New Amalco shall be —.

(ii)	Registered Office. The registered office of New Amalco shall be located in Oakville, Ontario. The address of the registered office shall be —.

(iii)	Business and Powers. There shall be no restrictions on the business that New Amalco may carry on or on the powers it may exercise.

(iv)	Authorized Share Capital. New Amalco shall be authorized to issue an unlimited number of common shares designated as “Common Shares”.

(v)	Share Provisions. The New AS Common Shares shall have the same terms as the AS Common Shares.

(vi)	Shares. Each AS Common Share shall be converted into one fully paid and non-assessable New AS Common Share and the holders of the shares so converted shall be added to the register of shareholders of New Amalco. Each Company Common Share shall be cancelled without any repayment of capital.

(vii)	Restrictions on Transfer. The transfer of New AS Common Shares shall be restricted and no holder of New AS Common Shares shall transfer any such share without either: (i) the approval of the directors of New Amalco passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors; or (ii) the approval of the holders of at least a majority of the shares of New Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding, expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares.

(viii)	Number of Directors. The number of directors of New Amalco shall not be less than 1 and not more than 3, and otherwise as the shareholders of New Amalco may from time to time determine by special resolution.

(ix)	Initial Directors. The initial directors of New Amalco shall be:

Name	Residence Address	Canadian Resident
—	—	—

(x)	Other Restrictions. New Amalco’s securities, other than non-convertible debt securities, shall not be transferred without either: (i) the approval of the directors of New Amalco passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors, or (ii) the approval of the holders of at least a majority of the shares of New Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding, expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares, or alternatively (iii), if applicable, the restriction contained in security holders’ agreements.

(xi)	By-laws. The by-laws of New Amalco shall be the same as the by-laws of Amalgamation Sub.

(xii)	First Annual General Meeting. The first annual general meeting of New Amalco shall be held within 18 months from the Effective Date.

(xiii)	Stated Capital. The stated capital of the issued and outstanding New AS Common Shares shall be equal to the stated capital of the issued and outstanding AS Common Shares immediately before the amalgamation described in Section 3.1(r).

(xiv)	Effect of Amalgamation. Upon the amalgamation of Amalgamation Sub and the Company to form New Amalco becoming effective pursuant to Section 3.1(r):

(A)	the property of each of Amalgamation Sub and the Company shall continue to be the property of New Amalco (other than Company Common Shares held by Amalgamation Sub and any amounts owing by the Company to Amalgamation Sub);

(B)	New Amalco shall continue to be liable for the obligations of Amalgamation Sub and the Company;

(C)	all existing causes of action, claims or liabilities to prosecution with respect to Amalgamation Sub and the Company shall be unaffected;

(D)	all civil, criminal or administrative actions or proceedings pending by or against Amalgamation Sub and the Company may be continued to be prosecuted by or against New Amalco;

(E)	all convictions against, or rulings, orders or judgments in favour of or against Amalgamation Sub and the Company may be enforced by or against New Amalco; and

(F)	the Articles of Arrangement shall be deemed to be the articles of incorporation of New Amalco and the Certificate of Arrangement shall be deemed to be the certificate of incorporation of New Amalco.

3.5 Deposit of Arrangement Consideration

On or prior to the Effective Date: (i) Amalgamation Sub shall deposit or cause to be deposited with the Arrangement Exchange Agent, the aggregate amount of cash that the Selling Shareholders are entitled to receive under the Arrangement; and (ii) Holdings shall deposit or cause to be deposited with the Arrangement Exchange Agent evidence of the Holdings Common Shares in book-entry form that the Selling Shareholders are entitled to receive under the Arrangement, to be held by the Arrangement Exchange Agent as agent and nominee for the Selling Shareholders at and after the time of the transactions in Section 3.1(k) for distribution to the Selling Shareholders in accordance with the provisions of Article 5 hereof.

3.6 Fractional Shares and Rounding of Cash Consideration

(a) No fractional Holdings Common Shares shall be issued to Selling Shareholders in connection with this Plan of Arrangement. Where the aggregate number of Holdings Common Shares to be issued to a Company Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Holdings Common Share being issuable, then, the number of Holdings Common Shares to be delivered to such Company Shareholders shall be rounded down to the nearest whole Holdings Common Share and, in lieu of the delivery of such fractional Holdings Common Share, Holdings will pay to each such holder a cash payment (rounded down to the nearest cent) determined by reference to the average of the closing sale prices of the Company Common Shares on the TSX as reported by the TSX for each of the ten (10) consecutive trading days ending with the second complete trading day prior to the Effective Date (not counting the Effective Date).

(b) If the aggregate cash amount which a Selling Shareholder is entitled to receive pursuant to Section 3.1(k) would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Selling Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

ARTICLE 4

DISSENT RIGHTS

4.1 Dissent Rights

A holder of Company Common Shares immediately prior to the Effective Time may exercise rights of dissent (“Dissent Rights”) in accordance with the procedures set out in Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to such Company Common Shares in connection with the Arrangement, provided that notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be received by the Company by 5:00 p.m. (Toronto time) on the second Business Day immediately prior to the date of the Company Meeting. Each Dissenting Shareholder who is:

(a)	ultimately entitled to be paid fair value for such holder’s Company Common Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be deemed to have transferred such holder’s Company Common Shares to Amalgamation Sub as of the Effective Time as set out in Section 3.1(e) hereof, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholder not exercised Dissent Rights in respect of such Company Common Shares; or

(b)	ultimately not entitled, for any reason, to be paid such fair value for such Company Common Shares, shall be deemed to have participated in the Arrangement with respect to such Company Common Shares, as of the Effective Time, on the same basis as a holder of Company Common Shares to which Section 3.1(k) hereof applies.

4.2 Recognition of Dissenting Shareholders

(a) In no circumstances at and after the Effective Time shall the Company, Holdings, Amalgamation Sub, New Amalco or any other person be required to recognize a Dissenting Shareholder as the holder of any Company Common Share in respect of which Dissent Rights have been validly exercised and the names of such Dissenting Shareholders shall be removed from the register of Company Common Shares maintained by or on behalf of the Company as provided in Section 3.1(e).

(b) In addition to any other restrictions under Section 190 of the CBCA, (i) holders of securities convertible or exercisable for Company Common Shares (including the Company Equity Awards); and (ii) Company Shareholders who voted (or have instructed a proxyholder to vote) in favour of the Arrangement Resolution, shall not be entitled to exercise Dissent Rights.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1 Delivery of Share Consideration and Cash Consideration

(a) Subject to delivery of a duly completed and executed Letter of Transmittal and Election Form, and such additional documents and instruments as the Arrangement Exchange Agent may reasonably require, each Company Shareholder, including holders of Company Common Shares issued (under this Plan of Arrangement or otherwise) in respect of Company Equity Awards (other than Dissenting Shareholders), shall be entitled to receive in exchange for his or her Company Common Shares (including Company Common Shares issued (under this Plan of Arrangement or otherwise) in respect of Company Equity Awards), and the Arrangement Exchange Agent shall deliver to such holder as promptly as practicable following the Effective Time (in each case, less any amounts withheld pursuant to Section 5.2 hereof), (i) the number of Holdings Common Shares to which such holder is entitled to receive under the Arrangement and (ii) a cheque for the cash consideration to which such holder is entitled to under the Arrangement. The Company or Holdings shall mail or cause the Arrangement Exchange Agent to mail, the Letter of Transmittal and Election Form, together with the joint information statement/circular to Company Shareholders. The Company shall make the Letter of Transmittal and Election Form available as may be reasonably requested from time to time by all persons who become holders (or beneficial owners) of Company Common Shares prior to the Election Deadline and the Company shall provide to the Arrangement Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein and as specified in any agreement with the Arrangement Exchange Agent. Promptly after the Effective Time, Holdings shall send, or shall cause the Arrangement Exchange Agent to send, to each Selling Shareholder (other than any Selling Shareholder who has previously irrevocably deposited with the Arrangement Exchange Agent a duly completed and executed Letter of Transmittal and Election Form) a Letter of Transmittal and Election Form (with such appropriate changes made thereto to reflect that each such Selling Shareholder has been deemed to have elected to receive the Arrangement Mixed Consideration) together with instructions thereto.

(b) Notwithstanding anything to the contrary herein, the only property delivered to or acquired by a Former Shareholder herein is that which is stipulated to have been delivered to or acquired by such person in Section 3.1.

5.2 Withholding Rights

Each of Holdings, New Amalco, the Company and the Arrangement Exchange Agent and any other Person that has a withholding obligation pursuant to this Plan of Arrangement (without duplication) shall be entitled to deduct and withhold from the Arrangement Consideration or any amount otherwise payable to a holder of Company Common Shares or Company Equity Awards pursuant to this Plan of Arrangement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local, or foreign law, in each case as amended (“Tax Law”). Any amounts that are so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Plan of Arrangement as having been paid to the Person in respect of which such deduction or withholding was made. To the extent that the amount so required under applicable Tax Law to be deducted or withheld on account of an amount payable under the Arrangement to a holder of Company Common Shares or Company Equity Awards exceeds the cash component of the consideration otherwise payable to the holder of such Company Common Shares or Company Equity Awards, each of Holdings, New Amalco, the Company and the Arrangement Exchange Agent (and any such other Person that has a withholding obligation pursuant to this Plan of Arrangement), as the case may be, is hereby authorized to sell such portion of the share component of the consideration otherwise payable to the holder of such Company Common Shares or Company Equity Awards as is necessary to provide sufficient funds to Holdings, New Amalco, the Company or the Arrangement Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Plan of Arrangement), as the case may be, to enable it to comply with such deduction or withholding requirement and Holdings, New Amalco, the Company or the Arrangement Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Plan of Arrangement) shall notify such holder of such sale and remit (x) the applicable portion of the net proceeds of such sale to the appropriate taxing authority and (y) the remaining net proceeds of such sale (after deduction for the amounts described in clause (x)) to such holder.

5.3 Interest and Distributions

(a) Under no circumstances shall interest accrue or be paid by Holdings, New Amalco, the Company or the Arrangement Exchange Agent to persons depositing duly completed and executed Letters of Transmittal pursuant to Section 5.1, regardless of any delay in making any payment contemplated hereby.

(b) No dividend or other distribution declared or made after the Effective Time with respect to Holdings Common Shares with a record date after the Effective Time shall be delivered to any Former Shareholders unless and until such Former Shareholder shall have complied with the provisions of Section 5.1. Subject to applicable law and to Section 5.2 hereof, at the time of such compliance, there shall be delivered to such Former Shareholder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Holdings Common Shares.

5.4 Extinction of Rights

Any registered Company Shareholder that immediately prior to the Effective Time holds outstanding Company Common Shares that are exchanged pursuant to Section 3.1 and does not deliver the Letter of Transmittal and Election Form and such other additional documents and instruments as the Arrangement Exchange Agent may reasonably require, all as set out in Section 5.1, on or prior to the sixth anniversary of the Effective Date, shall cease to have a claim or interest of any kind or nature as a shareholder of Holdings or otherwise. On such date, the cash and Holdings Common Shares to which the former registered Company Shareholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to New Amalco and Holdings respectively in accordance with applicable Laws, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

5.5 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.

5.6 Illegality of Delivery of Shares

Notwithstanding the foregoing, if it appears to Holdings or New Amalco that it would be contrary to applicable Laws to deliver, or cause to be delivered, Holdings Common Shares pursuant to the Arrangement to a Selling Shareholder that is not a resident of Canada or the United States, the Holdings Shares that otherwise would be issued to that Person will be issued to the Arrangement Exchange Agent for sale by Arrangement Exchange Agent on behalf of that Person. The Holdings Common Shares so issued to the Arrangement Exchange Agent will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Arrangement Exchange Agent determines in its sole discretion. The Arrangement Exchange Agent shall not be obligated to seek or obtain a minimum price for any of the Holdings Common Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Holdings Common Shares sold by the Arrangement Exchange Agent (less commissions, other reasonable expenses incurred in connection with the sale of the Holdings Common Shares and any amount withheld in respect of taxes) in lieu of the Holdings Common Shares themselves. The net proceeds will be remitted in the same manner as other payments pursuant to this Article 5. None of Holdings, Amalgamation Sub, New Amalco or the Arrangement Exchange Agent will be liable for any loss arising out of any such sales.

ARTICLE 6

AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) Parent and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by Parent and the Company in writing, acting reasonably; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to Company Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that Parent shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting in the manner required under the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Parent and the Company (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders, voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by New Amalco, provided that it concerns a matter which is solely of an ministerial and administrative nature required to better give effect to the ministerial and administrative implementation of this Plan of Arrangement and is not adverse to the interests of any Former Shareholder or former Company Optionholder.

ARTICLE 7

PARAMOUNTCY

7.1 Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Company Common Shares and Company Options (and its tandem stock appreciation right) issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Company Common Shares, Company Options (and its tandem stock appreciation right), Company DSUs, Company PSUs and Company RSUs, and the Company, Holdings, New Amalco, the Arrangement Exchange Agent and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Common Shares, Company Options (and its tandem stock appreciation right), Company DSUs, Company PSUs and Company RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 8

FURTHER ASSURANCES

8.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ANNEX C

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Tim Hortons Inc. (the “Company”), pursuant to the arrangement agreement and plan of merger (the “Arrangement Agreement”) between the Company, Burger King Limited Worldwide, Inc., 9060669 Canada Inc. (f/k/a 1011773 B.C. Unlimited Liability Company), New Red Canada Limited Partnership (f/k/a New Red Canada Partnership), Blue Merger Sub, Inc. and 8997900 Canada Inc. dated August 26, 2014, all as more particularly described and set forth in the management information circular of the Company dated [—], 2014 (the “Circular”) accompanying the notice of this meeting and forming part of the joint information statement/circular contemplated by the Arrangement Agreement (as the Arrangement has been or may be modified, amended or supplemented in accordance with its terms) is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company, as it has been or may be modified, amended or supplemented in accordance with the Arrangement Agreement and its terms, involving the Company and implementing the Arrangement, (the “Plan of Arrangement”) the full text of which is set out as Appendix [—] to the Circular, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement and related transactions, the actions of the directors of the Company in approving the Arrangement, and the actions of the officers or directors of the Company in executing and delivering the Arrangement Agreement, and any modifications, amendments or supplements thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of the Company: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

5.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, for filing with the Director under the CBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

C-1

ANNEX D

Canada Business Corporations Act (CBCA)

FORM 4

ARTICLES OF AMENDMENT

(Sections 27 or 177)

1 - Corporate name
9060669 Canada Inc.

2 - Corporation number

9	0	6	0	6	6	—	9

3 - The articles are amended as follows: (Please note that more than one section can be filled out)
A: The corporation changes its name to:
[NewRed Canada Inc.]

B: The corporation changes the province or territory in Canada where the registered office is situated to:
To complete the change, a Form 3 - Change of Registered Office Address must accompany the Articles ofAmendment.

C: The corporation changes the minimum and/or maximum number of directors to: (For a fixed number of directors, please indicate the same number in both the minimum and maximum options).

Minimum number	3	Maximum number	15

    D:  Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the   businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in   the Articles) Please specify.

See attached Schedules A and B.

4 - Declaration
I hereby certify that I am a director or an authorized officer of the corporation.

Signature:

Print name:	Telephone number:

Note:   Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

IC 3069E (2013/07) Page 1 of 2

Schedule A

Other Changes

“The classes and the maximum number of shares that the Corporation is authorized to issue” referred to in paragraph 3 of the Articles of Continuance of the Corporation are amended as follows:

1. by increasing the authorized capital of the Corporation by the creation of a special voting share (the “Special Voting Share”) and — Class A 9.00% Cumulative Compounding Perpetual Preferred Shares (the “Class A Preferred Shares”); and

2. after giving effect to the foregoing, the classes and maximum number of shares that the Corporation is authorized to issue are an unlimited number of Common Shares, one Special Voting Share and — Class A Preferred Shares having the following rights, privileges, restrictions and conditions attached thereto (the “Common Share Provisions”, the “Special Voting Share Provisions” and the “Class A Preferred Share Provisions”, respectively):

COMMON SHARE PROVISIONS

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

1.	Dividends

Subject to the prior rights of the holders of Class A Preferred Shares, the holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the Corporation may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. No dividend shall be declared or paid on the Common Shares except as and to the extent permitted by the Class A Preferred Share Provisions.

2.	Dissolution

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation after satisfaction of all liabilities and obligations to creditors of the Corporation and after satisfaction of the Class A Preferred Share Liquidation Preference on all Class A Preferred Shares that are Issued but Not Cancelled (as such terms are defined in the Class A Preferred Share Provisions).

3.	Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation. The Common Shares, the Class A Preferred Shares and the Special Voting Share shall vote together as a single class.

SPECIAL VOTING SHARE PROVISIONS

The rights, privileges, restrictions and conditions attaching to the Special Voting Share are as follows:

1.	Definitions

Where used in these Special Voting Share Provisions, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Common Shareholders” means the holders from time to time of Common Shares;

(b)	“Common Shares” means the common shares in the capital of the Corporation;

(c)	“Exchangeable Units” means the exchangeable units issued by the Partnership;

(d)	“Exchangeable Unit Terms” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Units;

(e)	“Partnership” means — LP, a limited partnership formed under the laws of the Province of Ontario;

(f)	“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a governmental entity or other entity, whether or not having legal status;

(g)	“Subsidiary” means, with respect to any person, any other person of which (a) more than 50% of the outstanding voting securities are directly or indirectly owned by such person (excluding joint ventures that are neither operated nor managed by such person), or (b) such person or any subsidiary of such person is a general partner (excluding partnerships in which such party or any subsidiary of such person does not have a majority of the voting interests in such partnership); and

(h)	“Unitholders” means the holders from time to time of Exchangeable Units.

2.	Dividends

No dividend shall be payable to the holder of the Special Voting Share.

3.	Voting Rights

3.1	Entitlement to Vote and Receive Notice of Shareholder Meetings

(a) Except as otherwise provided by law, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the Common Shareholders at any shareholders meeting (a “Meeting”) of the Corporation and to exercise the right to consent to any matter on which the written consent (a “Consent”) of the Common Shareholders is sought by the Corporation.

(b) The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of the Corporation which the Common Shareholders are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by the Corporation to its Common Shareholders relating to Meetings and any Consents sought by the Corporation from its Common Shareholders. All such notices and other materials shall be sent to the holder of the Special Voting Share concurrently with delivery to the Common Shareholders.

3.2	Number of Votes

(a) With respect to any Meeting or Consent, the Special Voting Share entitles the holder thereof to cast and exercise that number of votes equal to the number of votes which would attach to the Common Shares receivable by the Unitholders upon the exchange of all Exchangeable Units outstanding from time to time (other than the Exchangeable Units held by the Corporation and its Subsidiaries) in the manner set forth in the Exchangeable Unit Terms.

(b) The determination of the number of votes attached to the Special Voting Share calculated in accordance with Section 3.2(a) shall be made as of the record date established by the Corporation or by applicable law for the determination of shareholders entitled to vote on such matter or, if no record date is established, the date such vote is taken or any consent of shareholders is obtained.

(c) Fractional votes shall not be permitted and any fractional voting rights otherwise resulting from Section 3.2(a) shall be rounded to the nearest whole number (with one-half being rounded upward).

3.3	Class Voting

(a) The Special Voting Share, the Common Shares and the Class A Preferred Shares shall vote together as a single class.

(b) The holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend the articles of the Corporation to: (i) increase or decrease the maximum number of Special Voting Shares that the Corporation is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; or (ii) create a new class of shares equal or superior to the Special Voting Share.

4.	Redemption

The Special Voting Share shall not be subject to redemption, except that at such time as no Exchangeable Units (other than Exchangeable Units owned by the Corporation and its Subsidiaries) shall be outstanding, the Special Voting Share shall automatically be redeemed and cancelled, with an amount equal to $1.00 due and payable to the holder of the Special Voting Share upon such redemption.

CLASS A PREFERRED SHARE PROVISIONS

The Class A 9.00% Cumulative Compounding Preferred Shares in the capital of the Corporation (“Class A Preferred Shares”) shall have the following rights, privileges, preferences, restrictions and conditions (the “Class A Preferred Share Terms”).

Section 1. Definitions and Interpretation.

(a) Certain Definitions. As used in these Class A Preferred Share Terms:

(i) “Affiliate” of any particular person means any other person controlling, controlled by or under common control with such particular person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a person whether through the ownership of voting securities, contract or otherwise (provided that none of the Corporation or any of its subsidiaries shall be deemed an Affiliate of any Investor Group Member).

(ii) “Base Amount” means one of the following amounts, as applicable:

(A) $[        ]1 per Class A Preferred Share for any payment made from and including the third anniversary of the Original Issue Date to but excluding the fourth anniversary of the Original Issue Date;

(B) $[        ] per Class A Preferred Share for any payment made from and including the fourth anniversary of the Original Issue Date to but excluding the fifth anniversary of the Original Issue Date;

(C) $[        ] per Class A Preferred Share for any payment made from and including the fifth anniversary of the Original Issue Date to but excluding the sixth anniversary of the Original Issue Date;

(D) $[        ] per Class A Preferred Share for any payment made from and including the sixth anniversary of the Original Issue Date to but excluding the seventh anniversary of the Original Issue Date; and

(E) $[        ] per Class A Preferred Share for any payment made from and including the seventh anniversary of the Original Issue Date.

(iii) “Call Amount” means $[        ]2 per Class A Preferred Share.

(iv) “Board” means the board of directors of the Corporation.

(v) “Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City or Toronto, Canada generally are authorized or obligated by law, regulation or executive order to close.

(vii) “Common Shares” means the common shares in the capital of the Corporation.

(viii) “Dividend Period” means the period from and including any Regular Dividend Payment Date (or, prior to the first Regular Dividend Payment Date, from and including the Original Issue Date) to, but excluding the next Regular Dividend Payment Date.

(ix) “Eligible Institution” means either Wells Fargo Bank, N.A. or JPMorgan Chase Bank, N.A.

(x) “Investor” means Berkshire Hathaway Inc., a Delaware corporation; and “Investor Group Member” means the Investor or any subsidiary of the Investor.

[1]	NTD: Base Amount to be 1.04x, 1.05x, 1.06x, 1.07x and 1.08x, respectively, the Per Share Amount (calculated by dividing $3,000,000,000 by the aggregate number of Class A Preferred Shares issued on the Original Issue Date) and specified to six decimal places.
[2]	NTD: Call Amount to be 1.099x the Per Share Amount and specified to six decimal places.

(xi) “Issued but Not Cancelled” in respect of Class A Preferred Shares, means Class A Preferred Shares that have not been cancelled in accordance with Section 4(g), including Class A Preferred Shares that have been Redeemed but Not Cancelled.

(xi) “Junior Shares” means the Common Shares and any other class or series of shares of the Corporation that ranks junior to the Class A Preferred Shares either (or both) as to the payment of dividends and/or as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

(xii) “Market Disruption Event” means any of the following events:

(a) any suspension of, or limitation imposed on, trading of Common Shares by the Relevant Exchange during any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day, whether by reason of movements in price exceeding limits permitted by the Relevant Exchange as to securities generally, or otherwise relating to the Common Shares or options contracts relating to the Common Shares on the Relevant Exchange; or

(b) any event that disrupts or impairs (as determined by the Corporation in its reasonable discretion) the ability of market participants during any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day in general to effect transactions in, or obtain market values for, the Common Shares on the Relevant Exchange or to effect transactions in, or obtain market values for, options contracts relating to the Common Shares on the Relevant Exchange.

(xiii) “Net Proceeds” means the difference between (A) the Offering Proceeds minus (B) the direct expenses for the fees and costs of the underwriters and legal counsel for the Corporation incurred and paid by the Corporation in effecting the Redemption Offering, and no other fees, expenses or other amounts.

(xiv) “Net Proceeds Redemption” means a redemption of Class A Preferred Shares using the Net Proceeds of a Redemption Offering.

(xv) “Net Proceeds Redemption Date” means, with respect to any Redemption Offering, the date of receipt by the Corporation of any Offering Proceeds from such Redemption Offering.

(xvi) “Offering Proceeds” means the gross cash proceeds of all sales of any shares of any series of Common Shares in a Redemption Offering.

(xvii) “Original Issue Date” means [—], 201[    ].

(xviii) “Outstanding”, when used in relation to Class A Preferred Shares, means Class A Preferred Shares that have been issued but not Redeemed.

(xix) “Parity Shares” means any class or series of shares of the Corporation (other than Class A Preferred Shares) that both ranks equally with the Class A Preferred Shares in the payment of dividends and ranks equally with the Class A Preferred Shares in the distribution of assets on any liquidation, dissolution or winding up of the Corporation (without regard to whether dividends accrue on a cumulative or non-cumulative basis).

(xx) “Preferred Shares” means any and all classes or series of shares of the Corporation that rank senior to the Common Shares as to the payment of dividends or as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, including the Class A Preferred Shares.

(xxi) “Redeemed”, when used in relation to Class A Preferred Shares, means Class A Preferred Shares that have been: (A) purchased or acquired by the Corporation, and cancelled in accordance with these Class A Preferred Share Terms or (B) Redeemed Subject to Final MWD or Redeemed but Not Cancelled, and “Redemption” has a corresponding meaning.

(xxii) “Redeemed but Not Cancelled” in respect of Class A Preferred Shares, means Class A Preferred Shares that have been Redeemed Subject to Final MWD and for which the final Make Whole Dividend as provided in Section 2(b)(vii) or (viii), as applicable, all Past Due Dividends in respect thereof and all Additional Dividends on such Past Due Dividends, in each case, whether or not declared, have been paid, but for which a MWD Adjustment Payment may still be required under Section 2(b)(vi) so that such shares have not yet been cancelled in accordance with Section 4(g).

(xxiii) “Redeemed Subject to Final MWD” in respect of Class A Preferred Shares, means Class A Preferred Shares for which: (A) notice of redemption has been duly given in accordance with Section 4(b); (B) the Redemption Price has been paid in accordance with Section 4(c) or, together with Additional Regular Dividends, if any, deposited with an Eligible Institution in accordance with Section 4(e), but the final Make Whole Dividend in respect of such shares has not yet been paid in accordance with Section 2(b)(vii) or (viii) as applicable.

(xxiv) “Redemption Date” means a Net Proceeds Redemption Date, an Optional Redemption Date, a Ten Year Redemption Date or the date of consummation of a Triggering Event.

(xxv) “Redemption Offering” means the issuance by the Corporation of Common Shares after the tenth anniversary of the Original Issue Date to fund a redemption of Class A Preferred Shares and/or permit the Corporation to ensure such redemption will be permitted by law in (x) an underwritten primary public offering pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission in accordance with the Securities Act (whether alone or in connection with a secondary public offering) or pursuant to a prospectus filed with the securities commission of any of the Provinces of Canada under applicable Canadian securities laws, or (y) any other primary issuance in an arm’s length transaction with parties other than Investor or its Affiliates.

(xxvi) “Relevant Exchange” means the New York Stock Exchange or the principal U.S. national or regional securities exchange (which, for the avoidance of doubt, may include the Nasdaq Stock Market) on which the Common Shares are listed or quoted, or if the Common Shares are not listed or quoted on any such exchange, Pink Sheets LLC or similar U.S. over-the-counter organization on which the Common Shares are listed or quoted in dollars.

(xxvii) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(xxviii) “Special Voting Share” means the special voting share in the capital of the Corporation.

(xxix) “Trading Day” means a Business Day on which the Relevant Exchange is scheduled to be open for business and on which there has not occurred a Market Disruption Event.

(xxx) “VWAP per Common Share” on any Trading Day means the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by the Corporation) page [    ]3 (or its equivalent successor if such page is not available) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one share of the Common Shares on such Trading Day determined, using a volume-weighted average method, by a nationally recognized investment banking firm (unaffiliated with the Corporation) retained for this purpose by the Corporation).

[3]	NTD: Page reference to be inserted should be based on NYSE trading price of the Common Shares.

(b) In addition, the following terms are defined in the Sections referred to below:

Term	Section
“Additional Dividends”	Section 2(a)
“Additional Regular Dividends”	Section 4(c)
“Class A Preferred Share Liquidation Preference”	Section 3(a)
“Code”	Section 2(b)(iii)
“Dividend Payment Date”	Section 2(a)
“Dividend Record Date”	Section 2(a)
“Liquidation Preference”	Section 3(b)
“Make Whole Dividend”	Section 2(b)(i)
“MWD Adjustment Payment”	Section 2(b)(vi)
“MWD Deadline”	Section 2(b)(iv)
“Optional Redemption Date”	Section 4(a)
“Past Due Dividend”	Section 2(a); 2(b)(iv)
“Redemption Price”	Section 4(a)
“Regular Dividend Payment Date”	Section 2(a)
“Regular Quarterly Dividend”	Section 2(a)
“Surrender”	Section 4(c)
“Ten Year Redeemed Shares”	Section 4(h)
“Ten Year Redemption Date”	Section 4(h)
“Ten Year Redemption Request”	Section 4(h)
“Triggering Event”	Section 4(j)
“Triggering Event Redemption Notice”	Section 4(j)

(c) Other.

(i) Unless otherwise indicated, references to “Sections” or “sections” in these Class A Preferred Share Terms refer to sections of these Class A Preferred Share Terms unless the context clearly indicates otherwise.

(ii) Section, subsection and paragraph headings used in these Class A Preferred Share Terms are for convenience of reference only, and shall not affect the construction of these Class A Preferred Share Terms in limitation of the rights of holders of Class A Preferred Shares.

(iii) All references to “$” or “dollars” mean the lawful currency of the United States of America.

Section 2. Dividends.

(a) Rate, Accrual and Payment. Holders of Class A Preferred Shares, in preference to the holders of shares of Common Shares and Junior Shares of the Corporation as provided in these Class A Preferred Share Terms, shall be entitled to receive, on each Class A Preferred Share, cumulative cash dividends payable quarterly in arrears on each [—], [—], [—], and [—], (each, a “Regular Dividend Payment Date”), commencing on [—], 201[    ]; provided, however, that if any Regular Dividend Payment Date occurs on a day that is not a Business Day, then any dividend otherwise payable on such Regular Dividend Payment Date will instead be payable on the immediately succeeding Business Day, without any adjustment to the amount payable (and each such succeeding Business Day, when applicable and, in every other case, each Regular Dividend Payment Date is referred to herein as a “Dividend Payment Date”). Dividends on each Class A Preferred Share shall accrue daily on a cumulative basis at a per annum rate of 9.00% on the amount of $[        ]4 per Class A Preferred Share, whether or not declared by the Board, and will be payable quarterly in arrears in cash on each Dividend Payment Date (such quarterly amount for a full Dividend Period, the “Regular Quarterly Dividend”), when, as and if declared by the Board. If a Regular Quarterly Dividend is not declared in full by the Board or is not paid in full by a Dividend Payment Date to the holders of all Class A Preferred Shares, from and after such Dividend

[4]	NTD: Amount to be the Per Share Amount on the Original Issue Date and specified to six decimal places.

Payment Date such unpaid amount shall be a “Past Due Dividend”. In addition to the Regular Quarterly Dividends, dividends (“Additional Dividends”) on each Class A Preferred Share shall accrue daily on a cumulative basis at a per annum rate of 9.00% on the amount of all Past Due Dividends (including, for the avoidance of doubt, Past Due Dividends described in Section 2(b)(iv)) with respect to such Class A Preferred Share, compounded quarterly on each Dividend Payment Date, whether or not declared by the Board (and upon such compounding, such Additional Dividends shall be added to and shall constitute Past Due Dividends hereunder), until the date the same are declared by the Board and paid in cash to the holders of the Class A Preferred Shares.

Dividends accrued and/or payable on the Class A Preferred Shares in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends accrued and/or payable with respect to the Class A Preferred Shares on any date prior to the end of a Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

Dividends paid in cash on Class A Preferred Shares on any Dividend Payment Date will be payable to holders of record of Class A Preferred Shares as they appear on the share ledger of the Corporation on the applicable record date, which record date shall be the 15th calendar day before such Regular Dividend Payment Date or such other record date fixed by the Board that does not precede the date upon which the resolution fixing the record date is adopted, and is not more than 60 days prior to such Regular Dividend Payment Date (each, a “Dividend Record Date”). A Dividend Record Date shall not be required to be on a Business Day. All dividends payable in cash with respect to the Class A Preferred Shares shall be payable in dollars.

(b) Make Whole Dividend.

(i) For each fiscal year of the Corporation during which any Class A Preferred Shares are Outstanding, beginning with the year that includes the third anniversary of the Original Issue Date, in addition to the dividends payable pursuant to Section 2(a), the Corporation shall pay to the holder of the Class A Preferred Shares (at the Corporation’s option, in cash, Common Shares or in any combination thereof) an additional amount (a “Make Whole Dividend”) such that (x) such holder’s internal rate of return, determined as of the end of each such year on its investment in the Class A Preferred Shares, (A) taking into account all amounts received by such holder in respect of the Class A Preferred Shares, including all prior Make Whole Dividends through the end of such year, (B) assuming each Class A Preferred Share then Outstanding had been redeemed on the last day of such year at the Call Amount, and (C) taking into account all U.S. federal income taxes paid or accrued by such holder with respect to amounts included in the income of such holder from time to time as dividends on the Class A Preferred Shares through the end of such year (including U.S. federal income taxes payable as a result of the Make Whole Dividends, as well as additional U.S. federal income taxes, if any, that would be payable as a result of such redemption), is equal to (y) such holder’s internal rate of return determined in accordance with clause (x), but determined (A) without regard to the Make Whole Dividends and amounts related thereto, (B) by assuming that such holder was subject to U.S. federal income tax at a 14.175% rate on dividends with respect to the Class A Preferred Shares for the entire period from the Original Issue Date through the date of redemption and (C) by assuming that the redemption price from and after the third anniversary of the Original Issue Date of the Class A Preferred Shares is the Base Amount for the relevant period; provided, that if any Common Shares to be paid by the Corporation as part of a Make Whole Dividend pursuant to this Section 2(b) would at the time of such payment be “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act, then the Corporation will make such Make Whole Dividend payment in Common Shares only if resales thereof are covered by an effective registration statement; provided, further, that any Common Shares shall be valued for purposes of this Section 2(b)(i) at 97% of the average of the VWAP per Common Share over each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the date on which such shares are delivered.

(ii) In the event the amount determined under Section 2(b)(i)(x) for the holder of Class A Preferred Shares for any fiscal year exceeds the amount determined under Section 2(b)(i)(y) for such year, succeeding Make Whole Dividends for such holder hereunder shall be reduced so as to cause such amounts to be equal. In the event succeeding Make Whole Dividends with respect to such holder are insufficient to account for such adjustments, such amounts shall be deducted from any redemption or liquidation proceeds otherwise payable to such holder, as provided herein.

(iii) For purposes of determining the amount described in Section 2(b)(i)(x):

(A) U.S. federal income taxes shall be computed using the highest marginal rate at which dividends are subject to tax for a non-life insurance company organized in the United States for each year in question, but in no event greater than 35%;

(B) there shall only be taken into account items of income and gain attributable to the investment in the Class A Preferred Shares;

(C) dividends shall be deemed included in taxable income and taxes shall be deemed paid with respect thereto on the last day of each taxable year; and

(D) all foreign tax credits under Sections 901 and 902 of the Code attributable to amounts included in income as dividends on the Class A Preferred Shares shall be taken into account, to the extent such credits would have been used during any year of determination based on the assumptions set forth in clauses (A), (B) and (C) of this paragraph.

(iv) The Make Whole Dividend for each year shall be paid no later than 75 days after the close of such year (such 75th day, the “MWD Deadline”). If a Make Whole Dividend (including a final Make Whole Dividend pursuant to Section 2(b)(vii) or 2(b)(viii)) is not paid in full on or by the applicable MWD Deadline then, from and after such MWD Deadline such unpaid amount (including, for the avoidance of doubt, the underpaid amount of any Make Whole Dividend) shall be a “Past Due Dividend”, and Additional Dividends will accrue thereon, compound and become Past Due Dividends as described in Section 2(a). For the avoidance of doubt, all Past Due Dividends and Additional Dividends shall be payable solely in cash.

(v) The holder of the Class A Preferred Shares and the Corporation shall provide each other within 30 days of the end of each year with sufficient information to calculate the Make Whole Dividend for such holder for such year, and the Corporation shall provide to such holder, no later than each MWD Deadline, reasonable detail as to the basis for its calculation of the applicable Make Whole Dividend. The Make Whole Dividend shall be computed based on information provided by the Corporation regarding underlying foreign tax credits associated with dividends paid under the Class A Preferred Shares and included in such holder’s taxable income, and such information shall be presumed correct in the absence of manifest error, subject, however, to the requirements of Section 2(b)(vi) following a final determination. The Corporation and such holder shall file all tax returns consistent with such computation.

(vi) In the event of any final determination (within the meaning of Section 1313 of the Code, a “final determination”) pursuant to an audit or other proceeding that would affect the computation of one or more Make Whole Dividends, the Corporation or such holder, as applicable, shall pay to the other the amount of any overpayment or underpayment of such amount, together with interest accrued daily on a cumulative basis at a per annum rate of 9.00% (such payment, a “MWD Adjustment Payment)”. Notwithstanding any other provision hereof, but subject to Section 2(b)(ix), the rights and obligations of the Corporation and the relevant holder, as applicable, to receive or make a MWD Adjustment Payment with respect to any Make Whole Dividend shall, notwithstanding the Redemption of the Class A Preferred Shares giving rise to such Make Whole Dividend, survive until both (i) the seventh anniversary of the payment of such Make Whole Dividend has occurred and (ii) any such MWD Adjustment Payment resulting from a final determination that has been made as of such seventh anniversary has been paid, unless such rights and obligations are sooner terminated by the completed liquidation of the Corporation in accordance with Section 3. All MWD Adjustment Payments required to be paid hereunder shall be paid in cash in dollars.

(vii) In the event of a redemption of all Class A Preferred Shares Outstanding at the time of such redemption or a liquidation, dissolution or winding up of the affairs of the Corporation (for purposes of this paragraph, a “liquidation”), a final Make Whole Dividend for the year of redemption or liquidation shall be computed as provided in Section 2(b)(i), (ii), (iii) and (v) but (A) without regard to the assumed redemption provided in Section 2(b)(i)(x)(B), (B) treating any redemption or liquidation payment as an amount received for purposes of Section 2(b)(i)(x)(A), and (C) treating the relevant Base Amount as an amount received in such redemption or liquidation at the time of such redemption or liquidation for purposes of Section 2(b)(i)(y). Such final Make Whole Dividend shall be paid no later than the MWD Deadline for the year of redemption or liquidation. Notwithstanding anything to the contrary herein, such redemption or liquidation shall not be considered completed until such final Make Whole Dividend, all Past Due Dividends in respect thereof and all Additional Dividends on such Past Due Dividends, in each case, whether or not declared, have been paid.

(viii) In the event of a redemption during any year of less than all of the Class A Preferred Shares then Outstanding, the Make Whole Dividend for such year shall be computed separately with respect to the Class A Preferred Shares subject to such redemption and as provided in Section 2(b)(vii). Notwithstanding anything to the contrary herein, such redemption shall not be considered completed until such final Make Whole Dividend, all Past Due Dividends in respect thereof and all Additional Dividends on such Past Due Dividends, in each case, whether or not declared, have been paid. For the avoidance of doubt, Make Whole Dividends for years following the year for which the final Make Whole Dividend with respect to any Class A Preferred Share subject to a redemption is calculated shall be calculated without regard to such Class A Preferred Share.

(ix) The rights of the holder of the Class A Preferred Shares set out in this Section 2(b) shall terminate and be of no further force and effect if and at the time that 100% of the Issued but Not Cancelled Class A Preferred Shares are no longer held by any one Investor Group Member.

(c) Priority of Dividends. If any Class A Preferred Share is (x) Outstanding or is (y) Redeemed Subject to Final MWD and is not Redeemed but Not Cancelled, no dividend shall be declared or paid on the Common Shares, any other share of Junior Shares or any Parity Shares, and no Common Shares, other Junior Shares or Parity Shares shall be purchased, redeemed or otherwise acquired for consideration by the Corporation or any of its subsidiaries, directly or indirectly, unless on the date of such declaration, payment, purchase, redemption or other acquisition for consideration (i) all Past Due Dividends, accrued and unpaid Additional Dividends to the date of payment of such Past Due Dividends, and unpaid Make Whole Dividends for all prior fiscal years (including the final Make Whole Dividend if applicable) that have become payable, all Past Due Dividends in respect of any Make Whole Dividend and all Additional Dividends described in Section 2(b)(iv), with respect to all such Class A Preferred Shares, shall have been declared and paid in full and (ii) an amount equal to the full Regular Quarterly Dividend for all Outstanding Class A Preferred Shares for the then-current Dividend Period shall have been declared and paid in full (or declared and such amount shall have been deposited by the Corporation in trust for the pro rata benefit of the holders of Class A Preferred Shares on the applicable record date therefor with an Eligible Institution). The foregoing sentence shall not prohibit purchases, redemptions or other acquisitions of Common Shares in connection with cashless exercises of options and similar actions under any equity incentive plan (including any stock option plan) of the Corporation in the ordinary course of business. If holders of at least a majority of the Outstanding Class A Preferred Shares have delivered a Ten Year Redemption Request pursuant to Section 4(h) or a Triggering Event Redemption Notice pursuant to Section 4(j), no dividend shall be declared or paid on the Common Shares or any other share of Junior Shares (except that dividends declared on the Common Shares or any other Junior Shares prior to the date of such delivery may be paid), and no Common Shares or other Junior Shares shall be purchased, redeemed or otherwise acquired for consideration by the Corporation or any of its subsidiaries, directly or indirectly, unless on the date of such declaration, payment, purchase, redemption or other acquisition for consideration all Ten Year Redeemed Shares subject to such Ten Year Redemption Request or all Class A Preferred Shares subject to such Triggering Event Redemption Notice, as the case may be, have been redeemed in full in accordance with Section 4(h) or 4(j), as the case may be.

Section 3. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Class A Preferred Shares shall be entitled to receive, in accordance with the last sentence of Section 4(a), for each Class A Preferred Share that is Issued but Not Cancelled, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to shareholders of the Corporation, and after satisfaction of all liabilities and obligations to creditors of the Corporation, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares, other Junior Shares or any other shares of the Corporation ranking junior to the Class A Preferred Shares as to such distribution, payment in full in cash in an amount equal to the sum of (i) for each Outstanding Class A Preferred Share, the Call Amount, plus (ii) for each Class A Preferred Share that is Issued but Not Cancelled, the accrued and unpaid dividends per share, including any and all Past Due Dividends and Additional Dividends on such Past Due Dividends, in each case, whether or not declared, to each date of payment, unpaid Make Whole Dividends for all prior fiscal years and the final Make Whole Dividend, all Past Due Dividends in respect of any Make Whole Dividend, all Additional Dividends described in Section 2(b)(iv), and all unpaid MWD Adjustment Payments payable by the Corporation resulting from a final determination that has been made at or prior to the time of the liquidation, dissolution or winding up, in each case, whether or not declared (such sum, the “Class A Preferred Share Liquidation Preference”).

(b) Partial Payment. If in any distribution described in this Section 3 the assets of the Corporation or proceeds thereof are not sufficient to pay in full the aggregate Class A Preferred Share Liquidation Preference and the aggregate Liquidation Preferences (as defined below) of all Parity Shares, the amounts paid to the holders of Class A Preferred Shares and to the holders of Parity Shares shall be paid pro rata in accordance with the respective aggregate Class A Preferred Share Liquidation Preference and the aggregate Liquidation Preference of such Parity Shares. The “Liquidation Preference” of Parity Shares means the amount otherwise payable to the holders of such Parity Shares with respect to any distribution described in this Section 3 (assuming no limitation on the assets of the Corporation available for such distribution), including the amount of declared but unpaid dividends to the extent provided in the Articles of the Corporation with respect to such Parity Shares.

(c) Residual Distributions. If the Class A Preferred Share Liquidation Preference has been paid in full on all Class A Preferred Shares that are Issued but not Cancelled to each respective holder thereof, the holders of other shares of the Corporation shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.

(d) Merger, Amalgamation, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 3, but subject to Section 4(j), the merger, amalgamation or consolidation of the Corporation with any other corporation or other entity, including a merger, amalgamation or consolidation in which the holders of Class A Preferred Shares receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 4. Redemption.

(a) Optional Redemption. The Corporation may not redeem the Class A Preferred Shares for the first three years following the Original Issue Date. On or after the third anniversary of the Original Issue Date, the Corporation may, at its option, redeem, in whole at any time or in part from time to time, Class A Preferred Shares at the time Outstanding, upon notice given as provided in Section 4(b), at a redemption price paid in cash for each Class A Preferred Share redeemed equal to the sum of (i) the Call Amount per share, plus (ii) the accrued and unpaid dividends on such share, including any and all Past Due Dividends and Additional Dividends on such Past Due Dividends, in each case, whether or not declared, to the date of payment, and unpaid Make Whole Dividends for all prior fiscal years, all Past Due Dividends in respect of any Make Whole Dividend and all Additional Dividends described in Section 2(b)(iv), in each case, whether or not declared (such sum, the

“Redemption Price,” and such date of payment, the “Optional Redemption Date”). Any redemption of less than all of the Class A Preferred Shares at the time Outstanding pursuant to an optional redemption shall be in an amount of not less than [            ]5 Class A Preferred Shares. Notwithstanding anything to the contrary herein, the Redemption Price and the Class A Preferred Share Liquidation Preference shall be calculated on an aggregate basis for each holder entitled to receive the payment thereof.

(b) Notice of Redemption. Notice of every redemption of Class A Preferred Shares shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption, in the event of an optional redemption pursuant to Section 4(a) or a Ten Year Redemption Date, on the date of receipt of Offering Proceeds in the event of a Net Proceeds Redemption or on the date of consummation of a Triggering Event. Any notice mailed as provided in this Section 4(b) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of Class A Preferred Shares called for redemption shall not affect the validity of the redemption of any other Class A Preferred Shares, nor shall it excuse the Corporation from its obligation to redeem Class A Preferred Shares to the extent required hereunder. Each notice of redemption given to a holder shall state: (1) the Redemption Date; (2) the number of Class A Preferred Shares to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the aggregate Redemption Price; and (4) the place or places where certificates for such shares are to be surrendered against payment of the Redemption Price.

(c) Redemption Generally. The Redemption Price for any Class A Preferred Share called for redemption shall be payable in cash on the Redemption Date to the holder of such share against surrender of the certificate(s) evidencing such share to the Corporation (or, if such holder alleges that such certificate has or certificates have been lost, stolen or destroyed, upon delivery of a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) (such surrender or delivery of affidavit and indemnity agreement, a “Surrender” of such Class A Preferred Shares). Any declared but unpaid dividends payable on a Redemption Date that occurs subsequent to the Dividend Record Date for a Dividend Period (“Additional Regular Dividends”) shall not be paid to the holder entitled to receive the Redemption Price on the Redemption Date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 2.

(d) Partial Redemption. In case of any redemption of fewer than all of the Class A Preferred Shares at the time Outstanding, and if there is more than one holder, the Class A Preferred Shares required to be redeemed shall be redeemed on a pro rata basis. If fewer than all the Class A Preferred Shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof promptly following the Redemption Date.

(e) Deposit with Eligible Institution. If notice of redemption has been duly given but the holder of any Class A Preferred Shares to be redeemed does not Surrender its Class A Preferred Shares, then the Corporation may deposit, on or before the Redemption Date specified in such notice all funds necessary for the payment of the aggregate Redemption Price (plus Additional Regular Dividends, if any) in trust for the pro rata benefit of the holders of the shares called for redemption, with an Eligible Institution, so as to be and continue to be available solely therefor. Any funds unclaimed at the end of three years from the Redemption Date shall, to the fullest extent permitted by law, be released by such Eligible Institution (or its successor, which must also be an Eligible Institution) to the Corporation, after which time the holders of the shares so called for redemption shall look only to the Corporation for payment of the Redemption Price of such shares or the Additional Regular Dividend, if any, with respect to such shares.

[5]	NTD: Insert number equal to 10% of Class A Preferred Shares issued on the Original Issue Date.

(f) Effectiveness of Redemption. From and after the Redemption Date with respect to Class A Preferred Shares that are Redeemed Subject to Final MWD, all Regular Quarterly Dividends and Additional Dividends on such Regular Quarterly Dividends shall cease to accrue on such shares and, with respect to voting, such shares shall have only the rights set forth in Section 7(d). Upon Class A Preferred Shares becoming Redeemed but Not Cancelled, all obligations of the Corporation, and all rights of the respective holders, with respect to such shares shall forthwith cease and terminate, except only (A) the right (together with the obligation) of the Corporation and the respective holders to receive or pay MWD Adjustment Payments under Section 2(b)(vi), and (B) the obligations and rights set forth in Section 7(d) and the third sentence of Section 4(j).

(g) Cancellation of Redeemed Shares. Each Class A Preferred Share that is purchased or acquired by the Corporation (for greater certainty, other than shares that are Redeemed Subject to Final MWD or Redeemed but Not Cancelled) shall be cancelled. Notwithstanding anything to the contrary herein, no Class A Preferred Share called for redemption (which for greater certainty shall include a required redemption in the event of a Triggering Event as contemplated in Section 4(j)) shall be cancelled unless and until: (i) it has been Redeemed but Not Cancelled and (ii) the Corporation and the holder of such share no longer have any right or obligation with respect to any MWD Adjustment Payment attributable to such share as provided in Section 2(b)(vi). Each Redeemed but Not Cancelled Class A Preferred Share shall remain issued until cancelled in accordance with this Section 4(g). From and after the time a Class A Preferred Share is Redeemed Subject to Final MWD, until such share is cancelled in accordance with the foregoing, the ownership of such share shall remain on the share register of the Corporation and such holder shall remain the holder thereof until such shares are so cancelled, provided that upon such share becoming Redeemed but not Cancelled its rights shall be limited to the rights enumerated in Section 4(f). Each Class A Preferred Share that is cancelled in accordance with this Section 4(g) may not be reissued by the Corporation.

(h) Redemption at Option of the Holders Following Tenth Anniversary. If after the tenth anniversary of the Original Issue Date the holders of not less than a majority of the Outstanding Class A Preferred Shares deliver to the Secretary of the Corporation a notice of request for redemption pursuant to this Section 4(h) (a “Ten Year Redemption Request”), the Corporation shall, to the fullest extent permitted by law, redeem all of the Outstanding Class A Preferred Shares of such holders (the “Ten Year Redeemed Shares”) at a price equal to the Redemption Price for each Ten Year Redeemed Share on a date that is not more than 90 days after the date of such notice (such date, the “Ten Year Redemption Date”). If necessary to pay all or a portion of the aggregate Redemption Price, the Corporation shall (i) take any action necessary or appropriate to cause the occurrence of one or more Redemption Offerings to redeem on each Net Proceeds Redemption Date from the Net Proceeds of a Redemption Offering the maximum number of Ten Year Redeemed Shares that it is able to redeem in cash from such Net Proceeds, at a price equal to the Redemption Price for each Ten Year Redeemed Share, upon notice given to all holders of Ten Year Redeemed Shares as provided in Section 4(b) of these Class A Preferred Share Terms. For the avoidance of doubt, if Net Proceeds from a Redemption Offering are insufficient to redeem all Outstanding Ten Year Redeemed Shares, the Net Proceeds of each successive Redemption Offering shall be applied to redeem Ten Year Redeemed Shares, at the Redemption Price, until all Outstanding Ten Year Redeemed Shares have been redeemed. For the purpose of determining whether redemption is permitted by law, the Corporation shall value its assets at the highest amount permissible under applicable law.

(i) Selection of Underwriters. If holders of Outstanding Class A Preferred Shares elect to force a Redemption Offering as provided in Section 4(h) above, the Corporation shall retain investment banker(s) of such holders’ choosing to serve as lead underwriter(s). All fees and expenses of the Redemption Offering and the redemption of Class A Preferred Shares will be for the account of the Corporation.

(j) Redemption at the Option of the Holders in the Event of a Triggering Event. In the event that a Triggering Event (as defined below) is announced, the holders of not less than a majority of the Outstanding Class A Preferred Shares may give notice within 15 days of such announcement to the Secretary of the Corporation (a “Triggering Event Redemption Notice”). Upon receipt of a Triggering Event Redemption Notice, the Corporation shall, to the fullest extent permitted by law, redeem all of the Outstanding Class A Preferred

Shares of such holders at a price equal to the Redemption Price for each such Class A Preferred Share on the date of the consummation of the Triggering Event. The Corporation shall take such steps as may be necessary or desirable to ensure that any transaction that may result in a Triggering Event shall preserve and not impair the right of the holder of the Class A Preferred Shares to receive the final Make Whole Dividend, Past Due Dividends in respect thereof and Additional Dividends on such Past Due Dividends and the right or obligation of the Corporation or the holder of the Class A Preferred Shares to receive or pay (as applicable) any MWD Adjustment Payment. For this purpose, a “Triggering Event” means the occurrence of one or more of the following: (a) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any merger, amalgamation, arrangement, consolidation or reorganization) if the Corporation’s stockholders constituted immediately prior to such transaction or series of related transactions hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity; (b) the closing of the transfer, in one transaction or a series of related transactions, to a person or entity (or a group of persons or entities) of the Corporation’s securities if, after such closing, the Corporation’s stockholders constituted immediately prior to such transaction or series of related transactions hold less than fifty percent (50%) of the voting power of the Corporation or its successor; or (c) a sale, license or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of the Corporation.

Section 5. Certain Other Provisions Relating to Ranking. If any Class A Preferred Share is (x) Outstanding or is (y) Redeemed Subject to Final MWD and is not Redeemed but Not Cancelled, no other class or series of shares of the Corporation shall (a) rank equally with or senior to the Class A Preferred Shares in the payment of dividends (without regard to whether dividends accrue on a cumulative or non-cumulative basis) and rank equally with, junior to or senior to the Class A Preferred Shares with respect to the distribution of assets on any liquidation, dissolution or winding up of the Corporation or (b) rank equally with or senior to the Class A Preferred Shares with respect to the distribution of assets on any liquidation, dissolution or winding up of the Corporation and rank equally with, junior to or senior to the Class A Preferred Shares in the payment of dividends (without regard to whether dividends accrue on a cumulative or non-cumulative basis).

Section 6. Conversion. Class A Preferred Shares shall not be convertible into any other securities.

Section 7. Voting Rights.

(a) General. Except as otherwise expressly provided in these Class A Preferred Share Terms, or as provided by applicable law, the holders of Class A Preferred Shares shall be entitled to (i) receive notice of and to attend all meetings of the shareholders of the Corporation that the holders of the Common Shares are entitled to attend, (ii) receive copies of all notices and other materials sent by the Corporation to its shareholders relating to such meetings, and (iii) vote at such meetings. The holders of the Class A Preferred Shares shall have one6 vote for each Class A Preferred Share held at all such meetings. Except as otherwise required by law or as provided in Section 7(b), the Common Shares, the Class A Preferred Shares and the Special Voting Share shall vote together as a single class.

(b) Class A Preferred Shares Voting Rights as to Particular Matters. In addition to any other vote or consent of shareholders required by law, by these Class A Preferred Share Terms or by the Articles of the

[6]	NTD The number of preferred shares will be set on the day before closing. The number of preferred shares will be such that the Investor will have approximately 13% of the total votes attached to the voting shares of Holdings as at the closing date (ie. the common shares, the special voting share and the preferred shares). It is currently estimated that the total number of common shares, plus the total number of votes attached to the special voting share, will be approximately 460,000,000. Accordingly, using this number as an example, there would be a total of about 68,700,000 preferred shares, which at one vote per share is about 13% of the total votes. (the math is: 460,000,000 divided by 0.87 = 528,700,000, 528,700,000 – 460,000,000 = 68,700,000; 68,700,000 divided by 528,700,000 = 13%). These numbers are estimates and are rounded, and we will not know the actual numbers until two days before closing. We will fill in the actual number of preferred shares, and file the articles of amendment on the day before closing to increase the authorized share capital.

Corporation, the vote or consent of the holders of a majority of (x) the Class A Preferred Shares at the time Outstanding and (y) if applicable pursuant to Section 7(d), the Class A Preferred Shares at the time Redeemed Subject to Final MWD, voting in person or by proxy and separately as a class, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating any of the following, whether by merger, amalgamation, arrangement, consolidation or otherwise, and any of the following taken, whether by merger, amalgamation, arrangement, consolidation, or otherwise, without such consent or vote shall be null and void ab initio, and of no force or effect:

(i) Authorization, Creation or Issuance of Shares of the Corporation. Any amendment or alteration of the articles of the Corporation to (A) authorize or create, or increase the authorized amount of, any shares of any class or series of shares of the Corporation, or the issuance of any shares of any class or series of shares of the Corporation, in each case, ranking senior to or equally with the Class A Preferred Shares with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation, or having or sharing any voting or consent rights with respect to any matter described in this Section 7(b) or (B) decrease the authorized amount of Common Shares;

(ii) Authorization or Issuance of Additional Class A Preferred Shares or Certain Other Shares. The authorization or issuance of (or obligation to issue) (A) any Class A Preferred Shares in addition to the [            ] Class A Preferred Shares authorized and issued on the Original Issue Date, (B) any shares of any class or series of shares of the Corporation constituting Parity Shares or ranking senior to the Class A Preferred Shares with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation, or (C) any shares of any class or series of shares of the Corporation that is not perpetual and has a term that ends on or before the eleventh anniversary of the Original Issue Date, or provides for mandatory redemption thereof on any date on or before the eleventh anniversary of the Original Issue Date, or provides for any right of the holder thereof, whether or not contingent on the occurrence of any event, the passage of time, or any other circumstance, to put such shares to the Corporation or otherwise cause or require the purchase of such shares by the Corporation on or before the eleventh anniversary of the Original Issue Date, or that is convertible or exchangeable into any of the foregoing;

(iii) Amendments. Any amendment, alteration or repeal of any provision of these Class A Preferred Share Terms or the articles or bylaws of the Corporation that affects or changes the rights, preferences, privileges or powers of the Class A Preferred Shares, including, without limitation, the defined terms in the Articles of the Corporation as used with respect to the Class A Preferred Shares; and

(iv) Share Exchanges, Reclassifications, Mergers, Amalgamations and Consolidations. Any consummation of a binding share exchange or reclassification involving the Class A Preferred Shares, or of a merger, amalgamation, arrangement or consolidation of the Corporation with another corporation or other entity, unless as a result thereof (x) the Class A Preferred Shares remain outstanding or are converted into or exchanged for preference securities of the surviving entity with rights, preferences, privileges and powers substantially identical to those of the Class A Preferred Shares (taking into account the extent to which any such shares have been Redeemed), and (y) there is no other class or series of equity outstanding that would not be permitted to be issued and outstanding pursuant to Section 5 or that would require the approval of holders of Class A Preferred Shares as provided in this Section 7(b) if the same were to be issued by the Corporation on the date of consummation of such exchange, reclassification, merger, amalgamation, arrangement or consolidation (provided, that if pursuant to such transaction the holders of Class A Preferred Shares hold preference securities in a surviving entity, the equity of such surviving entity shall also comply with the requirements of this clause (y)).

(c) No Voting Parity Shares. No other class or series of shares of the Corporation shall have or share any voting or consent rights with the holders of Class A Preferred Shares with respect to any matter described in Section 7(b).

(d) Changes After Redemption. From and after the time that any Class A Preferred Share has been Redeemed Subject to Final MWD but prior to such share being Redeemed but Not Cancelled, no vote or consent of the holder of such share shall be required pursuant to Section 7(a) or 7(b), other than Sections 7(b)(ii)(A) and 7(b)(iii), and the holder of such share shall be deemed to waive any other voting rights it may have under applicable law in respect of such share. From and after the time that any Class A Preferred Share has been Redeemed but Not Cancelled, no vote or consent of the holder of such share shall be required pursuant to Sections 7(a) or 7(b), and the holder of such share shall be deemed to waive any other voting rights it may have under applicable law in respect of such share. The Corporation shall ensure that any transaction referred to in Section 7(b) shall preserve and not impair the right of the holder of Class A Preferred Shares that have been Redeemed Subject to Final MWD to receive the final Make Whole Dividend, Past Due Dividends in respect thereof and Additional Dividends on such Past Due Dividends and the right or obligation of the Corporation or the holder of such Class A Preferred Shares to receive or pay (as applicable) any MWD Adjustment Payment.

Section 8. Class A Preferred Shares Equal. Each Class A Preferred Share shall be identical in all respects to every other Class A Preferred Share.

Section 9. Notices. All notices or communications in respect of Class A Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in these Class A Preferred Share Terms.

Section 10. Replacement Certificates. The Corporation shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Corporation. The Corporation shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Corporation of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Corporation.

Section 11. Other Rights. The Class A Preferred Shares shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or as provided by applicable law.

Schedule B

Other Changes

The Articles of the Corporation are amended as follows:

1. by deleting the “Restrictions on share transfers” referred to in paragraph 4 of the Articles of Continuance of the Corporation in its entirety and substituting therefor the following:

“None.”

2. by deleting the “Other Provisions” referred to in paragraph 8 of the Articles of Continuance of the Corporation in its entirety and substituting therefor the following:

“The board of directors of the Corporation may, at any time and from time to time, by resolution appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next following annual meeting of shareholders of the Corporation, provided that the total number of directors so appointed by the board of directors of the Corporation during the period between any two annual meetings of shareholders of the Corporation shall not exceed one-third of the number of directors elected at the earlier of such two annual meetings of shareholders of the Corporation.”

ANNEX E

[—]

AMENDED AND RESTATED BY-LAW 1

A by-law relating generally to the conduct of the affairs of [—] (the “Corporation”).

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

INTERPRETATION

1. Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)	“Act” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;

(b)	“affiliate” means with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise;

(c)	“by-law” means any by-law of the Corporation from time to time in force and effect;

(d)	“Exchangeable Units” means the exchangeable units in the capital of the Partnership;

(e)	“LPA” means the amended and restated limited partnership agreement dated — in respect of the Partnership, as the same may be amended, restated, replaced or supplemented from time to time;

(f)	“Partnership” means — L.P., a limited partnership formed under the laws of the Province of Ontario,

(g)	“Person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a Governmental Entity or other entity, whether or not having legal status;

(h)	“Statutory Rights” means the right of a holder of voting shares of the Corporation under sections 21, 103(5), 120(6.1), 137, 138(4), 143, 144, 145, 157(2), 167, 168(2), 175, 211, 214, 229, 239 and 241 of the Act;

(i)	“Unitholders” means the registered holders from time to time of Exchangeable Units, other than the Corporation and its affiliates;

(j)	all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(k)	words importing the singular number only shall include the plural and vice versa; words importing any gender shall include all genders; words importing persons shall include partnerships, syndicates, trusts and any other legal or business entity; and

(l)	the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2. The Corporation may from time to time (i) by resolution of the directors change the place and address of the registered office of the Corporation within the Province in Canada specified in its articles, and (ii) by an amendment to its articles, change the Province in Canada in which its registered office is situated.

SEAL

3. The Corporation may, but need not, have a corporate seal. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

DIRECTORS

4. Number

The number of directors, or the minimum and maximum number of directors of the Corporation, is set out in the articles of the Corporation. If a minimum and maximum number of directors is set out in the articles of the Corporation, the number of directors of the Corporation shall be the number of directors determined from time to time by resolution of the directors and otherwise such number as elected by the shareholders of the Corporation at the most recent meeting of shareholders. At least twenty-five per cent of the directors (or one director, if the Corporation has less than four directors) shall be resident Canadians. If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, it shall have at least three directors, at least two of whom are not officers or employees of the Corporation or its affiliates.

5. Powers

The directors shall manage, or supervise the management of, the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation or by statute expressly directed or required to be done in some other manner.

6. Duties

Every director and officer of the Corporation in exercising their powers and discharging their duties shall:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Every director and officer of the Corporation shall comply with the Act, the regulations thereunder, the Corporation’s articles and by-laws and any unanimous shareholder agreement.

7. Qualification

Every director shall be an individual 18 or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt shall be a director.

8. Election of Directors

Directors shall be elected by the shareholders of the Corporation by ordinary resolution. Whenever at any election of directors of the Corporation the number or the minimum number of directors required by the articles is not elected by reason of the lack of consent, disqualification, incapacity or death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum, but such quorum of directors may not fill the resulting vacancy or vacancies.

An individual who is elected or appointed to hold office as a director is not a director and is deemed not to have been elected or appointed to hold office as a director unless

(a)	he or she was present at the meeting when the election or appointment took place and he or she did not refuse to hold office as a director; or

(b)	he or she was not present at the meeting when the election or appointment took place and

(i)	he or she consented to hold office as a director in writing before the election or appointment or within 10 days after it, or

(ii)	he or she has acted as a director pursuant to the election or appointment.

9. Nominations of Directors

Subject to the provisions of the Act and the articles of the Corporation, only persons who are nominated in accordance with the procedures set out in this paragraph 9 shall be eligible for election as directors.

Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of one or more directors. Such nominations must be made:

(a)	by or at the direction of the board (or any duly authorized committee thereof), including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal within the meaning of, and made in accordance with, the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving of the notice provided for below in this paragraph 9 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who complies with the notice procedures set out below in this paragraph 9.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder pursuant to subparagraph (c) above, the Nominating Shareholder must have given notice thereof that is both timely and in proper written form (as set out below in this paragraph 9) to the secretary of the Corporation at the principal executive office of the Corporation.

To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made:

(a)	in the case of an annual meeting of shareholders, not less than 90 days and not more than 120 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting of shareholders was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the sixtieth (60th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

Notwithstanding anything in Section 9(a) or (b), in the event that less than 70 days’ notice of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth (10th) day following the earlier of the day on which such notice or public announcement of the date of the meeting was mailed or made (as applicable). The time periods for the giving of notice by a Nominating Shareholder set out above shall in all cases be determined based on the original date of the applicable annual meeting of shareholders or special meeting of shareholders, as applicable.

To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must set out:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election to the board: (i) the name, age, business address and residential address of the person; (ii) the principal occupation or employment of the person; (iii) the country of residence of the person; (iv) the class or series and number of shares in the capital of the Corporation that are controlled or directed or that are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (v) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with a solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)	as to the Nominating Shareholder giving the notice: (i) full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation; and (ii) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee for election as a director to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

No person shall be eligible for election as a director unless nominated in accordance with this paragraph 9; provided, however, that nothing in this paragraph 9 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act.

The chairman of the meeting of shareholders shall have the power and duty to determine whether a nomination of a person for election to the board was made in accordance with this paragraph 9 and, if the chairman determines that a nomination does not comply with this paragraph 9, to declare that such defective nomination shall be disregarded.

For the purposes of this paragraph 9:

(a)	“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on (i) the System for Electronic Document Analysis and Retrieval at www.sedar.com and (ii) the Electronic Data Gathering, Analysis and Retrieval system (EDGAR) at www.sec.gov/edgar; and

(b)	“Applicable Securities Laws” means the (i) applicable securities legislation, as amended from time to time, of each province and territory of Canada, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar regulatory authority of each province and territory of Canada and (ii) the applicable securities laws of the United States, including, without limitation, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Notwithstanding any other provision of the by-laws, notice given to the secretary of the Corporation pursuant to this paragraph 9 may only be given by personal delivery, email (at such email address as may be stipulated from time to time by the secretary of the Corporation for purposes of this notice) or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary at the address of the principal executive office of the Corporation or delivered to the secretary by email (at the aforesaid email address) or facsimile transmission (provided that receipt of confirmation of such facsimile transmission has been received); provided that if such delivery or electronic communication is made on a non-business day or later than 5:00 p.m. (Toronto time) on a day that is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

Notwithstanding any of the foregoing, the board may, in its sole discretion, waive any requirement in this paragraph 9.

10. Term of Office

A director’s term of office (subject to the provisions (if any) of the Corporation’s articles and paragraph 13 below), unless such director was elected for an expressly stated term, shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such director’s election or appointment or until such director’s successor is elected or appointed. If qualified, a director whose term of office has expired is eligible for re-election as a director.

11. Ceasing to Hold Office

A director ceases to hold office if such director:

(a)	dies;

(b)	sends to the Corporation a written resignation, which shall be effective upon receipt by the Corporation, or at the time specified in the resignation, whichever is later;

(c)	is removed from office in accordance with paragraph 13 below;

(d)	becomes bankrupt; or

(e)	is found by a court in Canada or elsewhere to be of unsound mind.

12. Vacancies

Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the directors so long as a quorum of the number of directors remains in office. Subject to subsections 111(1) and (3) of the Act and to the provisions (if any) of the Corporation’s articles, where there is a quorum of directors in office and a vacancy occurs, such quorum of directors may appoint a qualified person to fill such vacancy for the unexpired term of such appointee’s predecessor.

13. Removal of Directors

Subject to subsections 107 and 109(2) of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director before the expiration of such director’s term of office and may, by a majority of the votes cast at the meeting, elect any person in such director’s stead for the remainder of such director’s term.

If a meeting of shareholders was called for the purpose of removing a director from office as a director, the director so removed shall vacate office forthwith upon the passing of the resolution for such director’s removal.

14. Validity of Acts

An act of a director or officer is valid notwithstanding an irregularity in their election or appointment or a defect in their qualification.

MEETINGS OF DIRECTORS

15. Place of Meetings

Meetings of directors and of any committee of directors may be held at any place.

16. Calling Meetings

A meeting of directors may be convened by the Chair of the Board (if any), the Chief Executive Officer or any three directors at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

17. Notice

Notice of the time and place for the holding of any such meeting shall be sent to each director not less than two days (exclusive of the day on which the notice is sent but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice. The notice shall specify any matter referred to in subsection 115(3) of the Act that is to be dealt with at the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

18. Waiver of Notice

Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or in the notice thereof may be waived in any manner by any director, and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

19. Electronic Participation

Where all the directors of the Corporation consent thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by such means shall be deemed for the purposes of the Act and the by-laws to be present at that meeting.

20. Quorum and Voting

A majority of the number of directors of the Corporation shall constitute a quorum for the transaction of business. Subject to subsections 111(1), 114(4) and 117(1) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum is present and at which at least twenty-five per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian. Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chair of the meeting shall not have a second or casting vote in addition to the chair’s original vote as a director.

21. Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. No notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who form the quorum at the adjourned meeting need not be the same directors who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

22. Resolutions in Writing

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

COMMITTEES OF DIRECTORS

23. General

The directors may from time to time appoint from their number one or more committees of directors and thereafter may dissolve any such committee. The directors may delegate to each such committee any of the powers of the directors, except that no such committee shall have the authority to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	subject to subsection 189(2) of the Act, issue securities except as authorized by the directors;

(d)	issue shares of a series under section 27 of the Act except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(g)	pay any commission referred to in section 41 of the Act, except as authorized by the directors;

(h)	approve a management proxy circular;

(i)	approve a take-over bid circular or directors’ circular;

(j)	approve any annual financial statements to be placed before the shareholders of the Corporation; or

(k)	adopt, amend or repeal by-laws of the Corporation.

24. Audit Committee

If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, the board of directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as such member shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board of directors and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

OFFICERS

25. Appointment of Officers

The directors may annually or as often as may be required appoint such officers as they shall deem necessary, who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors, delegated by the directors or by other officers or properly incidental to their offices or other duties, provided that no officer shall be delegated the power to do anything referred to in paragraph 23 above. Such officers may include, without limitation, any of a President, a Chief Executive Officer, a Chair of the Board, one or more Vice-Presidents, a Chief Financial Officer, a Controller, a Secretary, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers (except the Chair of the Board) need be a director of the Corporation. A director may be appointed to any office of the Corporation. Two or more of such offices may be held by the same person.

26. Removal of Officers

All officers shall be subject to removal by resolution of the directors at any time, with or without cause. The directors may appoint a person to an office to replace an officer who has been removed or who has ceased to be an officer for any other reason.

27. Duties of Officers may be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

28. The remuneration to be paid to the directors of the Corporation shall be such as the directors shall from time to time by resolution determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the normal work ordinarily required of a director of a corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors may fix the remuneration of the officers and employees of the Corporation. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

LIMITATION OF LIABILITY

29. No director or officer of the Corporation shall be liable for the acts or omissions of any other director, officer, employee or agent of the Corporation, or for any costs, charges or expenses of the Corporation resulting from any deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from bankruptcy or insolvency, or in respect of any tortious acts of or relating to the Corporation or any other director, officer, employee or agent of the Corporation, or for any loss occasioned by an error of judgment or oversight on the part of any other director, officer, employee or agent of the Corporation, or for any other costs, charges or expenses of the Corporation occurring in connection with the execution of the duties of the director or officer, unless such costs, charges or expenses are incurred as a result of such person’s own wilful neglect, default or negligence. Nothing in this by-law, however, shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach of the Act.

INDEMNITIES TO DIRECTORS AND OTHERS

30. Subject to the provisions of section 124 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

The Corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above but such individual shall be required to repay the money if the individual does not fulfil the conditions set out below.

The Corporation may not indemnify an individual pursuant hereto unless the individual:

(a)	acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Corporation is hereby authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

INSURANCE

31. The Corporation may purchase and maintain insurance for the benefit of an individual referred to in paragraph 31 against any liability incurred by the individual in his or her capacity as a director or officer of the Corporation, or in his or her capacity as a director or officer, or a similar capacity of another entity, if the individual acts or acted in that capacity at the Corporation’s request.

SHAREHOLDERS’ MEETINGS

32. Annual or Special Meetings

The directors of the Corporation

(a)	shall call an annual meeting of shareholders not later than 18 months after the Corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Corporation’s preceding financial year; and

(b)	may at any time call a special meeting of shareholders.

33. Place of Meetings

Meetings of shareholders of the Corporation shall be held at such place within Canada as the directors may determine, or at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

34. Electronic Participation and Voting

Subject to the Act, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for all purposes of the Act and the by-laws to be present at the meeting. Subject to the Act, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Subject to the Act, any vote at a meeting of shareholders may be held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility, and any person participating in a meeting of shareholders by means of such facility and entitled to vote at that meeting may vote by means of such facility, provided that any such facility made available by the Corporation shall enable the votes to be gathered in a manner that permits their subsequent verification and permit the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

35. Shareholder List

The Corporation shall prepare an alphabetical list of the shareholders entitled to receive notice of a meeting and vote at the meeting, showing the number of shares held by each shareholder,

(a)	if a record date for determining the shareholder entitled to receive notice of the meeting and/or entitled to vote at the meeting has been fixed, not later than 10 days after that date; or

(b)	if no record date has been fixed, on the record date established in accordance with paragraph 53 below.

A shareholder whose name appears on such list is entitled to vote the shares shown opposite such shareholder’s name at the meeting to which the list relates.

36. Notice

A notice stating the day, hour and place of meeting and, if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, to each director of the Corporation and to the auditor (if any) of the Corporation. Such notice may be sent by prepaid mail or may be personally delivered, in such manner as may be permitted by the Act, if the Corporation is a distributing corporation, not less than 21 days (or, if the Corporation is not a distributing corporation, not less than such number of days as may be fixed by the directors) and not more than 60 days (exclusive of the day of mailing and of the day for which notice is given) before the date of every meeting, and shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the Secretary. Notwithstanding the foregoing, a meeting of shareholders may be held for any purpose at any date and time and, subject to subsection 132(2) of the Act, at any place without notice if all the shareholders and other persons entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where a shareholder or such other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and other persons entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any such meeting or in the notice thereof may be waived in any manner by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation and any other person entitled to attend a meeting of shareholders, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

The auditor (if any) of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard thereat on matters relating to the auditor’s duties.

Any previously scheduled annual meeting of shareholders may be postponed, and any shareholders meeting other than an annual meeting may be postponed or cancelled, by the Corporation by public notice given to the shareholders prior to the date previously scheduled for such meeting of shareholders.

37. Omission of Notice

The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

38. Chair

The Chair of the Board (if any) shall when present preside at all meetings of shareholders. In the absence of the Chair of the Board (if any), the President or, if the President is also absent, a Vice-President (if any) shall act as chair. If none of such officers is present at a meeting of shareholders, the shareholders present entitled to vote shall choose a director as chair of the meeting and if no director is present or if all the directors decline to take the chair then the shareholders present shall choose one of their number to be chair.

39. Votes

Votes at meetings of the shareholders may be cast either personally or by proxy. At every meeting at which a shareholder is entitled to vote, such shareholder (if present in person) or the proxyholder for such shareholder shall have one vote on a show of hands. Upon a ballot on which a shareholder is entitled to vote, every shareholder (if present in person or by proxy) shall (subject to the provisions, if any, of the Corporation’s articles) have one vote for every share registered in such shareholder’s name.

Every question submitted to any meeting of shareholders shall be decided in the first instance on a show of hands unless a ballot is demanded or the Chair determines that the vote should proceed by ballot. In case of an equality of votes the chair of the meeting shall not have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder or proxy nominee.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chair of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

If at any meeting a ballot is demanded on the election of a chair or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chair of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be made either before or after any vote by show of hands and may be withdrawn.

If the chair of a meeting of shareholders declares to the meeting that, if a ballot is conducted, the total number of votes attached to shares represented at the meeting by proxy required to be voted against what to the knowledge of the chair will be the decision of the meeting in relation to any matter or group of matters is less than 5% of all of the votes that might be cast by shareholders personally or by proxy at the meeting on the ballot, unless a shareholder or proxyholder demands a ballot prior to the vote,

(a)	the chair may conduct the vote in respect of that matter or group of matters by a show of hands; and

(b)	a proxyholder or alternate proxyholder may vote in respect of that matter or group of matters by a show of hands, notwithstanding any directions to the contrary given to such proxyholder or alternate proxyholder from any shareholder who appointed such proxyholder or alternate proxyholder, or any conflicting instructions from more than one such shareholder.

Where a body corporate or association is a shareholder, any individual authorized by a resolution of the directors or governing body of the body corporate or association may represent it at any meeting of shareholders and exercise at such meeting on behalf of the body corporate or association all the powers it could exercise if it were an individual shareholder, provided that the Corporation or the chair of the meeting may require such shareholder or such individual authorized by it to furnish a certified copy of such resolution or other appropriate evidence of the authority of such individual.

Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

40. Proxies

A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or proxyholders or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

A form of proxy shall be a written or printed form that complies with the regulations under the Act (to the extent applicable). A form of proxy becomes a proxy on completion by or on behalf of a shareholder and execution by the shareholder or such shareholder’s attorney authorized in writing. Alternatively, a proxy may be an electronic document that satisfies the requirements of Part XX.1 of the Act. A proxy is valid only at the meeting in respect of which it is given or at any adjournment thereof.

The directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited with the Corporation or its agent (subject to the rights of shareholders to revoke proxies, as provided below).

A shareholder may revoke a proxy either (i) by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or an adjournment thereof, at which the proxy is to be used, or with the chair of the meeting on the day of the meeting or an adjournment thereof, or (ii) in any other manner permitted by law.

Notwithstanding the establishment of time limits for the deposit or revocation of proxies by shareholders pursuant to the foregoing, the chairman of any meeting or the Chairman of the Board may, but need not, at his, her or their sole discretion, waive the time limits for the deposit or revocation of proxies by shareholders, including any deadline set out in the notice calling the meeting of shareholders, or in any proxy circular. Any such waiver made in good faith shall be final and conclusive.

41. Adjournment

The chair of the meeting may adjourn any meeting of shareholders from time to time to a fixed time and place. If the meeting is adjourned for less than 30 days, no notice of the time and place for the holding of the adjourned meeting need be given to any shareholder, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, subsection 149(1) of the Act does not apply. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who form the quorum at the adjourned meeting need not be the same persons who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

42. Quorum

Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy shares to which are attached a majority of the votes attached to all the issued shares of the Corporation enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

43. Rules and Regulations

The directors shall be entitled to make such rules or regulations for the conduct of meetings of shareholders of the Corporation as it shall deem necessary, appropriate or convenient from time to time. Subject to such rules and regulations, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all acts as, in the judgment of such chairman, are necessary, appropriate or convenient (and not inconsistent with the articles of the Corporation or these bylaws) for the proper conduct of the meeting, including, without limitation, establishing an agenda of business of the meeting, recognizing shareholders entitled to speak, calling for the necessary reports, stating questions and putting them to a vote, calling for nominations, announcing the results of voting, establishing rules or regulations to maintain order, imposing restrictions on entry to the meeting after the time fixed for commencement thereof.

44. Resolutions in Writing

Subject to subsection 142(1) of the Act,

(a)	a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and

(b)	a resolution in writing dealing with all matters required by the Act to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of the Act relating to meetings of shareholders.

SHARES AND TRANSFERS

45. Issuance

Subject to the articles of the Corporation, shares in the Corporation may be issued at such time and issued to such persons and for such consideration as the directors may determine.

46. Security Certificates

Shares in the Corporation shall be represented by certificates, provided that the directors may determine by resolution that shares of some or all classes or series of shares shall be uncertificated. Security certificates (and the form of transfer power on the reverse side thereof) shall (subject to compliance with section 49 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by a director or officer of the Corporation, or by a registrar, transfer agent or branch transfer agent of the Corporation, or an individual on their behalf, or by a trustee who certifies it in accordance with a trust indenture, or the signature shall be printed or otherwise mechanically reproduced on the certificate. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if the person were a director or an officer at the date of its issue.

47. Agent

The directors may from time to time by resolution appoint or remove an agent to maintain a central securities register and branch securities registers for the Corporation.

48. Surrender of Security Certificates

Subject to the Act, no transfer of a security issued by the Corporation shall be recorded or registered unless and until either (i) the security certificate representing the security to be transferred has been surrendered and cancelled, or (ii) if no security certificate has been issued by the Corporation in respect of such share, a duly executed security transfer power in respect thereof has been presented for registration.

49. Defaced, Destroyed, Stolen or Lost Security Certificates

In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to a trustee, registrar, transfer agent or other agent of the Corporation (if any) acting on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or, if there is such an agent, then to the Corporation and to such agent) of an indemnity bond of a surety company in such form as is approved by any authorized officer of the Corporation, indemnifying the Corporation (and such agent, if any) against all loss, damage and expense, which the Corporation and/or such agent may suffer or be liable for by reason of the issuance of a new security certificate to such shareholder, and provided the Corporation or such agent does not have notice that the security has been acquired by a bona fide purchaser, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any authorized officer of the Corporation or by resolution of the directors.

DIVIDENDS

50. Declaration and Payment of Dividends

The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation’s articles.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)	the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b)	the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 42 of the Act, the Corporation may pay a dividend in money or property.

51. Joint Securityholders

In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

RECORD DATES

52. Shareholders’ Meetings

Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and/or entitled to vote at a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. Such shareholders shall be determined as at the close of business on the date fixed by the directors, unless otherwise specified by the directors.

If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and to vote shall be:

(a)	at the close of business on the day immediately preceding the day on which the notice is given; or

(b)	if no notice is given, the day on which the meeting is held.

53. Dividends, Distributions or Other Purposes

Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution, (iii) for any other purpose (other than to establish a shareholder’s right to receive notice of a meeting or to vote), but such record date shall not precede by more than 60 days the particular action to be taken. Such shareholders shall be determined as at the close of business on the date fixed by the directors, unless otherwise specified by the directors.

If no record date is fixed, the record date for the determination of shareholders for any purpose other than to establish a shareholder’s right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

54. Notice of Record Date

If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed,

(a)	by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

(b)	by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

EXERCISE OF STATUTORY RIGHTS

55. Statutory Rights

Wherever and to the extent that the Act confers a Statutory Right, the Corporation acknowledges and agrees that each Unitholder is entitled to the benefit of such Statutory Right directly, as if it was the registered holders of the shares of the Corporation receivable upon the exchange of the Exchangeable Units owned of record by the Unitholder pursuant to the LPA.

56. Entitlement to Direct Exercise of Statutory Right

If a Unitholder wishes to exercise a Statutory Right directly, it shall give written notice to this effect to the Corporation, accompanied by evidence that the Unitholder is a registered owner of Exchangeable Units. Provided that such evidence is satisfactory to the Corporation, acting reasonably, the Corporation will permit the Unitholder to exercise such Statutory Right directly, to the maximum extent possible, as if the Unitholder was the registered owner of the shares of the Corporation receivable upon the exchange of the Exchangeable Units owned of record by such Unitholder pursuant to the LPA.

57. Termination of Statutory Rights

All of the rights of a Unitholder with respect to the Statutory Rights shall be deemed to be surrendered by the Unitholder to the Corporation and such Statutory Rights shall cease immediately upon the Unitholder no longer holding Exchangeable Units.

SECURITIES OF OTHER ISSUERS HELD BY CORPORATION

58. Voting Securities of Other Issuers

All securities of any other body corporate or issuer of securities carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate or issuer and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

59. Transfer of Securities

Any officer is authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

NOTICES, ETC.

60. Service

(a) Notice to Directors, Officers and Auditors. Whenever under the Act, the regulations, the Articles or these by-laws any notice, document or other information is required to be sent to a director, officer, auditor or member of a committee of the Board, such notice may be sent either (i) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of fax, e-mail or other form of electronic transmission, or (iii) by any other method permitted by applicable law. A notice to a director, officer, auditor or member of a committee of the Board will be deemed to be received as follows: (A) if given by hand delivery, when actually received by the director, officer, auditor or member of a committee of the Board; (B) if sent through the mail addressed to the director, officer, auditor or member of a committee of the Board at such individual’s address appearing on the records of the Corporation, at the time it would be delivery in the ordinary course of mail; (C) if sent for next day delivery by a nationally recognized overnight delivery service addressed to the director, officer, auditor or member of a committee of the Board at such individual’s address appearing on the records of the Corporation, when delivery to such service; (D) if sent by fax, when sent to the fax number for such director, officer, auditor or member of the committee of the Board appearing on the records of the Corporation and evidence of delivery confirmation is received by sender’s fax device; (E) if sent by e-mail, when sent to the e-mail address for such director, officer, auditor or member of a committee of the Board appearing on the records of the Corporation; or (F) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director, officer, auditor or member of a committee of the Board appearing on the records of the Corporation.

(b) Notice to Shareholders. Unless the Act or these by-laws provide otherwise, any notice, document or other information required or permitted by the Act, the regulations, the Articles or these by-laws to be sent to a shareholder, may be sent by any one of the following methods: (i) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery, (ii) by means of fax, e-mail, or other form of electronic transmission, (iii) by providing or posting the notice, document or other information on or making it available through a generally accessible electronic source and providing notice of the availability and location of the notice, document or other information to the shareholder via any of the methods specified in (i) and (ii) above, including mail, delivery, fax, e-mail or other form of electronic transmission, or (iv) by any other method permitted by applicable law. A notice to a shareholder shall be deemed to be received as follows: (A) if given by hand delivery, when actually received by the shareholder; (B) if sent through the mail addressed to the shareholder at the shareholder’s address appearing on the share register of the Corporation, at the time it would be delivered in the ordinary course of mail; (C) if sent for next day delivery by a nationally recognized overnight delivery service addressed to the shareholder at the shareholder’s address appearing on the share register of the

Corporation when delivered to such service; (D) if faxed, when sent to a number at which the shareholder has consented to receive notice and evidence of delivery confirmation is received by sender’s facsimile device; (E) if by e-mail, when sent to an e-mail address at which the shareholder has consented to receive notice; (F) if sent by any other form of electronic transmission, when sent to the shareholder; (G) if sent by posting it on or making it available through a generally accessible electronic source referred to in Subsection 58(b)(iii), on the day such person is sent notice of the availability and location of such notice, document or other information is deemed to have been sent in accordance with (A) through (F) above; or (H) if sent by any other method permitted by applicable law. If a shareholder has consented to a method for delivery of a notice, document or other information, the shareholder may revoke such shareholder’s consent to receiving any notice, document or information by fax or e-mail by given written notice of such revocation to the Corporation.

(i)	“electronic document” means, subject to the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means.

(ii)	“information system” means a system used to generate, send, receive, store or otherwise process an electronic document.

61. Shareholders Who Cannot be Found

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder’s new address.

62. Shares Registered in More than One Name

All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

63. Persons Becoming Entitled by Operation of Law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to such person’s name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom such person derives title to such shares.

64. Deceased Shareholder

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of such shareholder’s death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in such shareholder’s stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on such shareholder’s heirs, executors or administrators and all persons (if any) interested with such shareholder in such shares.

65. Signatures to Notices

The signature of any director or officer of the Corporation to any notice may be written, printed or otherwise mechanically reproduced.

66. Computation of Time

Where notice is required to be given under any provisions of the articles or by-laws of the Corporation, or any time period or time limit for the doing of any other act is prescribed by the articles or by-laws, the notice period or such other time period or time limit shall be determined in accordance with sections 26 to 30, inclusive, of the Interpretation Act (Canada), R.S.C. 1985, c. I-21, unless otherwise expressly provided in the articles or by-laws.

67. Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or service or other communication of any notice or other documents to any shareholder, director, officer or auditor or as to the publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

EXECUTION OF CONTRACTS, ETC.

68. Authorization to Sign Contracts

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by such directors or officers or any other person or persons on behalf of the Corporation as shall be authorized from time to time by resolution of the board of directors either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

69. Corporate Seal

The corporate seal, if any, of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

70. Reproduction of Signatures

The signature or signatures of any officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

71. Signature of Cheques, Notes, etc.

All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors, or such officer or officers as may be delegated authority by the directors to determine such matters, may from time to time designate.

FINANCIAL YEAR

72. The financial year of the Corporation shall end on such day in each year as the board of directors may from time to time by resolution determine.

BORROWING

73. Authority of Directors

The directors may and they are hereby authorized from time to time to, without authorization of the shareholders,

(a)	borrow money upon the credit of the Corporation;

(b)	limit or increase the amount to be borrowed;

(c)	issue, reissue, sell or pledge bonds, debentures, notes or other debt obligations of the Corporation for such sums and at such prices as may be deemed expedient;

(d)	give a guarantee on behalf of the Corporation to secure payment or performance of an obligation of any person; and

(e)	mortgage, hypothecate, charge, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real and personal, movable and immovable, property of the Corporation and the undertaking and rights of the Corporation, to secure any such bonds, debentures, notes or other debt obligations, or to secure any present or future borrowing, liability or obligation of the Corporation, including any guarantee given pursuant to subparagraph 74(d) above.

74. Delegation by Directors

The directors may from time to time by resolution delegate to any one or more directors or officers, or to any committee of directors, of the Corporation all or any of the powers conferred on the directors by paragraph 74 above to the full extent thereof or such lesser extent as the directors may in any such resolution provide.

75. Other Borrowing Powers

The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any other powers to borrow money for the purposes of the Corporation or to do any other acts or things referred to in paragraph 74 above possessed by its directors or officers pursuant to the articles of the Corporation, any other by-law of the Corporation or applicable law.

PASSED by the directors of the Corporation on                     , 2014.

CONFIRMED by the shareholder of the Corporation on                     , 2014.

ANNEX F

—

LIMITED PARTNERSHIP

AGREEMENT

[—]

- and -

[—]

- and –

EACH PERSON WHO IS ADMITTED TO

THE PARTNERSHIP AS A LIMITED PARTNER

IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT

—

ARTICLE 1

INTERPRETATION

1.1	Definitions	6
1.2	Determination of Affiliate, Control and Subsidiary Status	13
1.3	Headings	14
1.4	Interpretation	14
1.5	Acting Jointly or in Concert	14
1.6	Currency	14
1.7	Schedules	14

ARTICLE 2
RELATIONSHIP BETWEEN PARTNERS

2.1	Formation and Name of the Partnership	15
2.2	Purpose of the Partnership	15
2.3	Office of the Partnership	15
2.4	Fiscal Year	15
2.5	Status of Partners	15
2.6	Limitation on Authority of Limited Partners	16
2.7	Power of Attorney	16
2.8	Limited Liability of Limited Partners	18
2.9	Indemnity of Limited Partners	18
2.10	Compliance with Laws	18
2.11	Other Activities of Partners	18

ARTICLE 3
PARTNERSHIP UNITS

3.1	Authorized Units	18
3.2	Rights, Privileges, Restrictions and Conditions of Exchangeable Units	19
3.3	Issuance of Additional Units; Preemptive Rights	19
3.4	Capital Structure of the Partnership and Holdings	19
3.5	Reciprocal Changes	21
3.6	Segregation of Funds	23
3.7	Reservation of Holdings Shares	23
3.8	Notification of Certain Events	23
3.9	Delivery of Holdings Shares to The Partnership	23
3.10	Qualification of Holdings Shares	23
3.11	Subscription for Units	24
3.12	Admittance as Limited Partner	24
3.13	Payment of Expenses	24
3.14	Record of Limited Partners	24
3.15	Transfers of Units and Changes in Membership of Partnership	24
3.16	Notice of Change to General Partner	25
3.17	Inspection of Record	25
3.18	Amendment of Declaration or Record	26
3.19	Non-Recognition of Trusts or Beneficial Interests	26
3.20	Incapacity, Death, Insolvency or Bankruptcy	26
3.21	No Transfer upon Dissolution	26
3.22	Certificates	26
3.23	Mutilated, Destroyed, Lost or Stolen Certificates	27

3.24	Record Holders	27
3.25	Offers for Units	27
3.26	Holdings and Subsidiaries Not to Vote Exchangeable Units	30
3.27	Ordinary Market Purchases	30
3.28	Stock Exchange Listing	30

ARTICLE 4
CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.1	General Partner Contribution	30
4.2	Initial Limited Partner Contribution	30
4.3	Limited Partner and General Partner Contributions	30
4.4	Maintenance of Capital Accounts	30

ARTICLE 5
PARTICIPATION IN PROFITS AND LOSSES

5.1	Allocation of Net Income or Losses	31
5.2	Allocation for Capital Account Purposes	32
5.3	Allocation of Net Income and Losses for Tax Purposes	34
5.4	Distributions	35
5.5	Repayments	37

ARTICLE 6
WITHDRAWAL OF CAPITAL CONTRIBUTIONS

6.1	Withdrawal	37

ARTICLE 7
POWERS, DUTIES AND OBLIGATIONS OF GENERAL PARTNER

7.1	Duties and Obligations	37
7.2	Specific Powers and Duties	38
7.3	Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.	40
7.4	Title to Property	40
7.5	Exercise of Duties	40
7.6	Limitation of Liability	41
7.7	Indemnity of General Partner	41
7.8	Other Matters Concerning the General Partner	42
7.9	Indemnity of Partnership	43
7.10	Restrictions upon the General Partner	43
7.11	Employment of an Affiliate or Associate	43
7.12	Removal of the General Partner	43
7.13	Voluntary Withdrawal of the General Partner	44
7.14	Condition Precedent	44
7.15	Transfer to New General Partner	44
7.16	Transfer of Title to New General Partner	44
7.17	Release By Partnership	44
7.18	New General Partner	44
7.19	Transfer of General Partner Interest	44
7.20	Resolution of Conflict of Interests	45

ARTICLE 8
FINANCIAL INFORMATION

8.1	Books and Records	46

8.2	Reports	47
8.3	Right to Inspect Partnership Books and Records	47
8.4	Accounting Policies	47
8.5	Appointment of Auditor	47

ARTICLE 9
TAX MATTERS

9.1	Tax Returns and Information	47
9.2	Tax Elections	48
9.3	Tax Controversies	48
9.4	Treatment as a Partnership; Election to be Treated as a Corporation	48

ARTICLE 10
MEETINGS OF THE LIMITED PARTNERS

10.1	Meetings	48
10.2	Place of Meeting	49
10.3	Notice of Meeting	49
10.4	Record Dates	49
10.5	Information Circular	49
10.6	Proxies	50
10.7	Validity of Proxies	50
10.8	Form of Proxy	50
10.9	Revocation of Proxy	50
10.10	Corporations	50
10.11	Attendance of Others	50
10.12	Chairperson	50
10.13	Quorum	51
10.14	Voting	51
10.15	Poll	51
10.16	Powers of Limited Partners; Resolutions Binding	51
10.17	Conditions to Action by Limited Partners	51
10.18	Minutes	52
10.19	Additional Rules and Procedures	52

ARTICLE 11
HOLDINGS SUCCESSORS

11.1	Certain Requirements in Respect of Combination, etc.	52
11.2	Vesting of Powers in Successor	53
11.3	Wholly-Owned Subsidiaries	53

ARTICLE 12
NOTICES

12.1	Address	53
12.2	Change of Address	53
12.3	Accidental Failure	53
12.4	Disruption in Mail	53
12.5	Receipt of Notice	53
12.6	Undelivered Notices	54

ARTICLE 13
DISSOLUTION AND LIQUIDATION

13.1	Events of Dissolution	54

13.2	No Dissolution	54
13.3	Procedure on Dissolution	54
13.4	Dissolution	54
13.5	No Right to Dissolve	55
13.6	Agreement Continues	55
13.7	Capital Account Restoration.	55

ARTICLE 14
AMENDMENT

14.1	Power to Amend	55
14.2	Amendment by General Partner	55
14.3	Notice of Amendments	56

ARTICLE 15
MISCELLANEOUS

15.1	Binding Agreement	57
15.2	Time	57
15.3	Counterparts	57
15.4	Governing Law	57
15.5	Severability	57
15.6	Further Acts	57
15.7	Entire Agreement	57
15.8	Limited Partner Not a General Partner	57
15.9	Language of Agreement	57

LIMITED PARTNERSHIP AGREEMENT

THIS LIMITED PARTNERSHIP AGREEMENT is made as of the         day of                    , — between [Holdings] as General Partner, —, a corporation incorporated under the laws of Canada, as Initial Limited Partner and each person who is admitted to the Partnership as a limited partner in accordance with the provisions of this Agreement.

WHEREAS the Partnership was formed as a general partnership on August 25, 2014 and became registered as a limited partnership by the filing of the Declaration;

AND WHEREAS the Partnership was formed to effect the acquisition indirectly of Tim Hortons Inc. and Burger King Worldwide, Inc. pursuant to a series of transactions to be effective as of the date hereof;

AND WHEREAS this Agreement is being entered into to set out the terms and conditions applicable to the relationship among the Partners and to the conduct of the business of the Partnership;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the respective covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the Partners agree with each other as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement the following words have the following meanings:

“3G Capital” means (i) 3G Capital Partners Ltd., (ii) [LIST OF EACH 3G CAPITAL FUND OWNING EXCHANGEABLE UNITS OR HOLDINGS SHARES AS OF CLOSING], (iii) any investment funds or other Entities sponsored, managed or owned directly or indirectly by 3G Capital, or otherwise under common Control with the Entities listed in clause (i) or (ii) or their successors (by merger, consolidation, acquisition of substantially all assets or similar transaction or series of transactions) or with any Entity then included in clause (iii), and (iv) any successors (by merger, consolidation, acquisition of substantially all assets or similar transaction or series of transactions) of the foregoing;

“Act” means the Limited Partnerships Act (Ontario);

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each Fiscal Year of the Partnership (or other taxable period), (a) increased by any amounts that such Partner is obligated to restore under the standards set forth in U.S. Treasury Regulations Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under U.S. Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such Fiscal Year (or such taxable period), are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and U.S. Treasury Regulations Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such Fiscal Year (or such taxable period), are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 5.2(b)(i) or Section 5.2(b)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of U.S. Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a Unit shall be the amount that such Adjusted Capital Account would be if such Unit were the only interest in the Partnership held by such Partner from and after the date on which such Unit was first issued;

“Affiliate” has the meaning set out in Section 1.2(a);

“Agreement” means this Limited Partnership Agreement (including the Schedules attached hereto) dated as of the         day of                     and made between Holdings as General Partner of the Partnership, — as Initial Limited Partner and those parties referred to as Limited Partners in this Agreement, as from time to time amended, supplemented or restated in accordance with the terms hereof;

“Arrangement” means the arrangement of Tim Hortons Inc. under section 192 of the CBCA in accordance with the Arrangement Agreement;

“Arrangement Agreement” means the Arrangement Agreement and Plan of Merger dated as of August 26, 2014, among Burger King Worldwide, Inc. (Delaware), Holdings, Partnership, Blue Merger Sub, Inc., 8997900 Canada Inc. and Tim Hortons Inc. (including the Schedules attached thereto) as may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

“Associate” where used to indicate a relationship with any Person has the same meaning as in the Securities Act (Ontario);

“Auditor” means —, or any other member in good standing of CPA Canada who is appointed as auditor of the Partnership by the General Partner;

“Business Day” means any day other than a Saturday, a Sunday or any other day on which major commercial banking institutions in Toronto, Ontario or New York, New York are authorized by Law to be closed;

“CBCA” means the Canadian Business Corporation Act;

“Capital Account” has the meaning set out in Section 4.4;

“Capital Contribution” of a Partner means the total amount of cash and the Carrying Value of any property contributed, including any property deemed to be contributed, to the Partnership by that Partner (or such Partner’s predecessor in interest) in respect of Units held, purchased or issued to such Partner; provided, that, in the case of the Units to be issued pursuant to the Arrangement and the Merger, the amount of the contribution to the Partnership in respect of the issuance of such Unit shall be the amount determined in accordance with Section 4.3;

“Carrying Value” means with respect to any Property of the Partnership (other than money), such Property’s adjusted basis for United States federal income tax purposes, except as follows:

(i)	The initial Carrying Value of any Property contributed by a Partner to the Partnership shall be the gross fair market value of such Property, as reasonably determined by the General Partner;

(ii)	The Carrying Values of all such Properties shall be adjusted to equal their respective gross fair market values (in accordance with the rules set forth in U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(f) and taking Section 7701(g) of the Code into account), as reasonably determined by the General Partner, at the time of any Revaluation pursuant to Section 4.4(c);

(iii)	The Carrying Value of any Property distributed to any Partner shall be adjusted immediately prior to such distribution to equal the gross fair market value (without regard to Section 7701(g) of the Code) of such Property on the date of distribution as reasonably determined by the General Partner;

(iv)

The Carrying Values of any such Property shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such Property pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and

subparagraph (vi) of the definition of “Net Income” and “Net Loss” or Section 5.2(b)(viii); provided, however, that Carrying Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv); and

(v)	If the Carrying Value of any such Property has been determined or adjusted pursuant to subparagraph (i), (ii) or (iv), such Carrying Value shall thereafter be adjusted by the Depreciation taken into account with respect to such Property for purposes of computing Net Income and Net Loss;

“Certificate” means a certificate issued by the Partnership evidencing ownership of one or more Units or any other Partnership Interests, or of options, rights, warrants or appreciation rights relating to Partnership Interests, in such form as may be adopted by the General Partner from time to time;

“Combination” means any combination of shares or units, as the case may be, by reverse split, reclassification, recapitalization or otherwise;

“Common Units” has the meaning set out in Section 3.1;

“Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of one or more Independent Directors;

“Controlled by” has the meaning set out in Section 1.2(b) and “Control”, “Controlling” and similar words have corresponding meanings;

“Code” means the United States Internal Revenue Code of 1986;

“CPOA” has the meaning set out in Section 2.7(f);

“Current Market Value” has the meaning set out in Schedule A;

“Declaration” means the declaration of limited partnership for the Partnership filed under the Act on                     , 2014 and all amendments to the declaration and renewals or replacements of the declaration;

“Departing Partner” means any former General Partner;

“Depreciation” means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for U.S. federal income tax purposes for such Fiscal Year or other period, except that if the Carrying Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Carrying Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for U.S. federal income tax purposes of an asset at the beginning of such Fiscal Year or other Period is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the General Partner;

“Economic Risk of Loss” has the meaning set forth in U.S. Treasury Regulations Section 1.752-2(a);

“Effective Date” means the date on which the Arrangement becomes effective in accordance with the CBCA;

“Entity” means any of a partnership, limited partnership, joint venture, company or corporation with share capital, unincorporated association, or trust;

“Exchangeable Units” has the meaning set out in Section 3.1;

“Exchange Notice” has the meaning set out in Schedule A;

“Exchange Right” has the meaning set out in Schedule A;

“Exchanged Shares” has the meaning set out in Schedule A;

“Fiscal Year” has the meaning set out in Section 2.4;

“General Partner” means the general partner of the Partnership, currently Holdings, and any Person who is admitted to the Partnership as a successor to or permitted assign of the General Partner in accordance with this Agreement;

“Governmental Authority” means any (i) international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) self-regulatory organization or stock exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Group Member” means a member of the Partnership Group;

“holder” means, when used with reference to Units, a holder of Units as shown from time to time in the Record;

“Holdings” means —;

“Holdings Offer” has the meaning set out in Section 3.25(i)(i);

“Holdings Shares” means the common shares in the capital of Holdings;

“Holdings Successor” has the meaning set out in Section 11.1(a);

“Indemnitee” has the meaning set out in Section 7.7(a);

“Independent Directors” means those members of the Board of Directors of the General Partner who are not employees, officers, managers, partners or Affiliates of the General Partner or any of its Affiliates (for the avoidance of doubt, it is acknowledged that 3G Capital is an Affiliate as of the date hereof), and who have been determined to be independent directors of the General Partner by the Board of Directors of the General Partner, including without limitation pursuant to the listing rules of any National Securities Exchange on which any shares, units or other interests of either the General Partner or the Partnership are then listed, the Securities Exchange Act and applicable Canadian securities Laws;

“Information Statement” means the information statement of Burger King Worldwide, Inc., filed with the Securities and Exchange Commission on [            , 2014], describing the Arrangement and the Merger;

“Initial Agreements” means this Agreement, the Support Agreement, the Voting Trust Agreement and the agreements and transactions entered into in connection with the transactions contemplated by the Arrangement Agreement;

“Initial Limited Partner” means —, a wholly owned Subsidiary of Holdings;

“Laws” means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, principles of common and civil law and equity, rules, regulations and municipal by-laws, whether domestic, foreign or international, (ii) judicial, arbitral, administrative, ministerial, departmental and regulatory judgements, orders, writs, injunctions, decisions, and awards of any Governmental Authority, and (iii) policies, practices and guidelines of any Governmental Authority which, although not actually having the force of law, are considered by such Governmental Authority as requiring compliance as if having the force of law, and the term “applicable”, with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities at the relevant time and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Limited Partner” means any person who is or will become a limited partner of the Partnership and includes the Initial Limited Partner;

“Liquidation Preference” means with respect to the Preferred Units, at any relevant time, an amount sufficient to fund Holdings’ payment obligations with respect to all of the outstanding Preferred Shares;

“LP Units” means, collectively the Exchangeable Units and such other Units representing limited partnership interests as may be created and issued by the Partnership in accordance with this Agreement;

“Merger” has the meaning set out in the Arrangement Agreement;

“National Securities Exchange” means (i) an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Securities Exchange Act, the Toronto Stock Exchange, or the Canadian Stock Exchange, or any successor thereto, and (ii) any other securities exchange (whether or not registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Securities Exchange Act) that the General Partner in its sole discretion shall designate as a National Securities Exchange for purposes of this Agreement;

“Net Income” and “Net Loss” mean, for U.S. federal income tax purposes, for each Fiscal Year or other period, an amount equal to the Partnership’s taxable income or loss for such Fiscal Year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments (without duplication):

(i)	Any income of the Partnership that is exempt from U.S. federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition of “Net Income” and “Net Loss” shall be added to such taxable income or loss;

(ii)	Any expenditures of the Partnership described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income and Net Loss pursuant to this definition of “Net Income” and “Net Loss,” shall be subtracted from such taxable income or loss;

(iii)	In the event the Carrying Value of any Property of the Partnership is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of “Carrying Value,” the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Carrying Value of the asset) or an item of loss (if the adjustment decreases the Carrying Value of the asset) from the disposition of such asset and shall be taken into account, immediately prior to the event giving rise to such adjustment, for purposes of computing Net Income and/or Net Loss;

(iv)	Gain or loss resulting from any disposition of any Property of the Partnership with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Carrying Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Carrying Value;

(v)	In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation;

(vi)	To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) of the Code is required, pursuant to U.S. Treasury Regulations Section 1.704-(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Partner’s interest in the Partnership, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account, immediately prior to the event giving rise to such adjustment, for purposes of computing Net Income or Net Loss; and

(vii)	Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 5.2(b) shall not be taken into account in computing Net Income and Net Loss;

The amounts of the items of Partnership income, gain, loss, or deduction available to be specially allocated pursuant to Section 5.2(b) shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (vi) above;

“New Shares” has the meaning ascribed to such term in Section 3.4(b)(iii);

“New Units” has the meaning ascribed to such term in Section 3.4(b)(iii);

“Nonrecourse Deductions” has the meaning set forth in U.S. Treasury Regulations Section 1.704-2(b)(1) and 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in U.S. Treasury Regulations Section 1.752-1(a)(2) and 1.704-2(b)(3);

“Ordinary Resolution” means

(a)	a resolution approved by more than 50% of the votes cast in person or by proxy at a duly constituted meeting of Partners holding Units entitled to vote on that resolution or at any adjournment of that meeting, called in accordance with this Agreement; or

(b)	a written resolution in one or more counterparts signed by Partners holding in the aggregate more than 50% of the aggregate number of Units held by those Partners who are entitled to vote on that resolution at a meeting;

“Outstanding” means, with respect to Units or Partnership Interests, all Units or Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination;

“Partner Nonrecourse Debt” has the meaning set forth in U.S. Treasury Regulations Section 1.704-2(b)(4);

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in U.S. Treasury Regulations Section 1.704-2(i)(2);

“Partner Nonrecourse Deductions” has the meaning set forth in U.S. Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

“Partners” means the General Partner and the Limited Partners and “Partner” means any one of them;

“Partnership” means New Red Canada Limited Partnership formed under the laws of the Province of Ontario as a general partnership on August 25, 2014 and registered as a limited partnership by the filing of the Declaration under the Act on October 27, 2014;

“Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity;

“Partnership Interest” means any equity interest in the Partnership, including any Unit;

“Partnership Minimum Gain” has the meaning set forth in U.S. Treasury Regulations Section 1.704-2(b)(2) and 1.704-2(d). A Partner’s share of Partnership Minimum Gain shall be computed in accordance with the provisions of U.S. Treasury Regulations Section 1.704-2(g);

“Percentage Interest” means, as of any date of determination, (i) as to any Exchangeable Units held by a Partner, the product obtained by multiplying (a) 100% by (b) the quotient obtained by dividing the (x) the number of such Exchangeable Units by (y) the Total Common Base, and (ii) as to the Common Units held by the General Partner, the product obtained by multiplying (a) 100% by (b) the quotient obtained by dividing the number of outstanding Holdings Shares by the Total Common Base;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation or other Entity with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

“Preferred Return” means, with respect to the Preferred Units for a Fiscal Year, the aggregate of: (i) the distributions made for the Fiscal Year in respect of the Preferred Units pursuant to Section 5.4(a); and (ii) any distributions made for the Fiscal Year in respect of the Preferred Units pursuant to Section 3.4(d) to the extent that such distributions made to fund the redemption, repurchase or acquisition of Preferred Shares exceeded the amount for which such Preferred Shares were issued by Holdings;

“Preferred Shares” means the shares designated as Class A 9.00% Cumulative Compounding Perpetual Preferred Shares in the capital of Holdings;

“Preferred Units” has the meaning ascribed to such term in Section 3.1;

“Property” means an interest of any kind in any real, personal or intellectual (or mixed) property, including cash, and any improvements thereto, and shall include both tangible and intangible property;

“Record” means the current record of the Partners required by the Act and this Agreement to be kept by the General Partner;

“Record Holder” means, as of any particular Business Day, the Person in whose name a Unit is registered on the books of the Registrar and Transfer Agent as of the opening of business on such Business Day, or with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day;

“Registrar and Transfer Agent” means the registrar and transfer agent of the Units appointed from time to time by the General Partner, which will initially be —, or, if no registrar and transfer agent is appointed, the General Partner;

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Sections 5.2(a), (b)(ii), (b)(iii),(b)(vi) or (b)(viii);

“Requisitioning Partners” has the meaning set out in Section 10.1;

“Revaluation” has the meaning set out in Section 4.4(c);

“Securities” has the same meaning as in the Securities Act (Ontario);

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Securities Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Special Approval” means either (a) approval by the sole member or by a majority of the members of the Conflicts Committee, as applicable or (b) approval by the vote of the Record Holders of a majority of the voting power of the Units (excluding Units owned by the General Partner and its Affiliates (for the avoidance of doubt, including 3G Capital and its Affiliates so long as 3G Capital is an Affiliate of the General Partner));

“Subdivision” means any subdivision of shares or units, as the case may be, by any split, dividend, distribution, reclassification, recapitalization or otherwise;

“Subscribed Units” has the meaning set out in Section 3.4;

“Subsidiary” has the meaning set out in Section 1.2(c);

“Tax Act” means the Income Tax Act (Canada) and regulations under that act;

“Tax Matters Partner” means the “tax matters partner” within the meaning of Section 6231(a)(7) of the Code;

“Total Common Base” at any time means the total of the Outstanding Exchangeable Units plus the number of Holdings Shares outstanding as at that time;

“TSX” means the Toronto Stock Exchange;

“Uncertificated” means, in respect of any Unit, a Unit title to which is recorded on the relevant register of interests as being held in uncertificated form, and title to which may be transferred by means of any clearing system established for the Partnership or by any means accepted or approved by the General Partner;

“Unit” means the interest of a Partner in the Partnership represented by units as provided in Section 3.1, including Exchangeable Units, Common Units and Preferred Units;

“Unitholder” or “holder” means a holder of one or more Units; and

“Voting Trust Agreement” means the Voting Trust Agreement dated                      between Holdings, the Partnership and [Trustee].

1.2 Determination of Affiliate, Control and Subsidiary Status

(a)	Affiliate. In determining the “Affiliate” status of two entities, an Entity will be deemed to be an affiliate of another Entity if:

(i)	one of them is the direct or indirect Subsidiary of, or is directly or indirectly Controlled by, or directly indirectly Controls, the other; or

(ii)	both are directly or indirectly under common Control; or

(b)	Control. An Entity will be deemed to be “Controlled by” one or more Persons if:

(i)	in the case of an Entity which is governed by trustees, a board of directors, or similar governing body composed of individuals:

(A)	voting securities or other interests of the Entity carrying more than 50% of the votes for the governing body of the Entity are held, otherwise than by way of security only, by or for the benefit of the Person or Persons; and

(B)	the votes carried by those securities or other interests are entitled, if exercised, to elect a majority of the individuals of the governing body of the Entity;

(ii)	in the case of an Entity (other than a limited partnership) which does not have trustees, a board of directors, or similar governing body composed of individuals, securities or other interests of the Entity, representing more than 50% of the outstanding securities or other interests, are held, otherwise than by way of security only, by or for the benefit of the Person or Persons, in circumstances where it can reasonably be expected that the Person or Persons directs the affairs of the Entity; or

(iii)	in the case of an Entity which is a limited partnership, each general partner of the limited partnership either is the Person or is Controlled by the Person.

Notwithstanding the foregoing, “Control” (including, with its correlative meanings, “Controlled by” and “under common Control with”) shall also mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(c)	Subsidiary. An Entity will be deemed to be a “Subsidiary” of another Entity if:

(i)	it is Controlled by:

(A)	that other,

(B)	that other and one or more Entities each of which is Controlled by that other, or

(C)	two or more Entities, each of which is Controlled by that other; or

(ii)	it is a Subsidiary of an Entity that is that other’s Subsidiary.

(b)	Beneficial Ownership.

(i)	A Person will be deemed to own beneficially securities beneficially owned by a Person Controlled by such first Person or by an Affiliate of either Person.

(ii)	A Person will be deemed to own beneficially securities beneficially owned by the Person’s Affiliates.

1.3 Headings

In this Agreement, the headings are for convenience of reference only, do not form a part of this Agreement and are not to be considered in the interpretation of this Agreement.

1.4 Interpretation

In this Agreement,

(a)	words importing the masculine gender include the feminine and neuter genders, corporations, partnerships and other Persons, and words in the singular include the plural, and vice versa, wherever the context requires;

(b)	the words “include”, “includes”, “including”, or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(c)	all references to designated Articles, Sections and other subdivisions are to the designated Articles, Sections and other subdivisions of this Agreement;

(d)	all accounting terms not otherwise defined will have the meanings assigned to them by, and all computations to be made will be made in accordance with, generally accepted accounting principles in the United States from time to time;

(e)	any reference to a statute will include and will be deemed to be a reference to the regulations and rules made pursuant to it, and to all amendments made to the statute, the regulations and the rules in force from time to time, and to any statute, regulation or rule that may be passed which has the effect of supplementing or superseding the statute referred to or the relevant regulation;

(f)	any reference to a Person will include and will be deemed to be a reference to any Person that is a successor to that Person; and

(g)	“hereof”, hereto”, herein”, and “hereunder” mean and refer to this Agreement and not to any particular Article, Section or other subdivision.

1.5 Acting Jointly or in Concert

For the purposes of this Agreement, it is a question of fact as to whether a Person is acting jointly or in concert with another Person and, without limiting the generality of the foregoing, a Person will be deemed to be acting jointly or in concert with another Person if that Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with that other Person for the purpose of acquiring, or offering to acquire any Units of the Partnership (other than customary agreements with and between underwriters and banking group or selling group members with respect to a public offering of securities or pursuant to a pledge of securities in the ordinary course of business).

1.6 Currency

All references to currency in this Agreement are references to lawful money of [the United States], unless otherwise indicated.

1.7 Schedules

The following are the schedules to this Agreement:

Schedule A – Rights and Preferences of Exchangeable Units of the Partnership

ARTICLE 2

RELATIONSHIP BETWEEN PARTNERS

2.1 Formation and Name of the Partnership

The General Partner and the Initial Limited Partner acknowledge and represent to the Limited Partners that the Partnership was initially formed as a general partnership on August 25, 2014 and was subsequently registered as a limited partnership on                     , 2014 by the filing of the Declaration in accordance with the laws of the Province of Ontario and the provisions of this Agreement to carry on business in common with a view to profit under the firm name and style of                                          or the French form of that name or any other name or names as the General Partner may determine from time to time. The General Partner has the right to file an amendment to the Declaration changing the name of the Partnership or the French form of that name.

2.2 Purpose of the Partnership

The purpose of the Partnership shall be to: (i) acquire and hold interests in the shares of the corporations acquired pursuant to the transactions contemplated in the Arrangement Agreement and, subject to the approval of the General Partner, interests in any other Persons; (ii) engage in any activity related to the capitalization and financing of the Partnership’s interests in such corporations and such other Persons; and (iii) engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized under the Act and this Agreement; provided, however, that, except pursuant to Section 9.4, the Partnership shall not engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation under Treas. Reg. Section 301.7701-3 or Section 7704 of the Code. To the fullest extent permitted by Law and except as required by this Agreement, the General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any activity, in each case free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership or any Limited Partner or Record Holder and, in declining to so propose or approve, shall not be deemed to have breached this Agreement, any other agreement contemplated hereby, the Act or any other provision of Law.

2.3 Office of the Partnership

The principal place of business of the Partnership will be                                          or any other address in Ontario as the General Partner may designate in writing from time to time to the Limited Partners.

2.4 Fiscal Year

Subject to the General Partner determining otherwise or as otherwise may be required under the Code or applicable U.S. Treasury Regulation, the first fiscal period of the Partnership will end on December 31, 2014. The second fiscal period of the Partnership will commence on January 1, 2015 and will end on December 31, 2015. Thereafter, each fiscal period commences on January 1 in each year and ends on the earlier of December 31 in that year or on the date of dissolution or other termination of the Partnership. Each fiscal period is referred to in this Agreement as a “Fiscal Year”.

2.5 Status of Partners

(a)	The General Partner represents, warrants, covenants and agrees with each Limited Partner that it:

(i)	is a corporation incorporated under the laws of Canada and is validly subsisting under those laws;

(ii)	has the capacity and corporate authority to act as a general partner and to perform its obligations under this Agreement, and those obligations do not conflict with nor do they result in a breach of any of its constating documents, by-laws or any agreement by which it is bound;

(iii)	will act in good faith toward the Limited Partners in carrying out its obligations under this Agreement;

(iv)	holds and will maintain the registrations necessary for the conduct of its business and has and will continue to have all licences and permits necessary to carry on its business as the General Partner of the Partnership in all jurisdictions where the activities of the Partnership require that licensing or other form of registration of the General Partner; and

(v)	will devote as much time as is reasonably necessary for the conduct and prudent management of the business and affairs of the Partnership.

2.6 Limitation on Authority of Limited Partners

No Limited Partner will:

(a)	take part in the administration, control, management or operation of the business of the Partnership or exercise any power in connection with that control or management or transact business on behalf of the Partnership;

(b)	execute any document which binds or purports to bind any other Partner or the Partnership;

(c)	hold that Limited Partner out as having the power or authority to bind any other Partner or the Partnership;

(d)	have any authority or power to act for or undertake any obligation or responsibility on behalf of any other Partner or the Partnership;

(e)	bring any action for partition or sale or otherwise in connection with the Partnership, or any interest in any property of the Partnership, whether real or personal, tangible or intangible, or file or register or permit to be filed, registered or remain undischarged any lien or charge in respect of any property of the Partnership; or

(f)	compel or seek a partition, judicial or otherwise, of any of the assets of the Partnership distributed or to be distributed to the Partners in kind in accordance with this Agreement.

2.7 Power of Attorney

(a)	Each Limited Partner hereby irrevocably nominates, constitutes and appoints the General Partner, with full power of substitution, as that Limited Partner’s agent and true and lawful attorney to act on the Limited Partner’s behalf with full power and authority in the Limited Partner’s name, place and stead to execute and record or file as and where required:

(i)	this Agreement, any amendment to this Agreement and any other instruments or documents required to continue and keep in good standing the Partnership as a limited partnership under the Act, or otherwise to comply with the laws of any jurisdiction in which the Partnership may carry on business or own or lease property in order to maintain the limited liability of the Limited Partners and to comply with the applicable laws of that jurisdiction (including any amendments to the Declaration or the Record as may be necessary to reflect the admission to the Partnership of subscribers for or transferees of Units as contemplated by this Agreement);

(ii)	all instruments and any amendments to the Declaration necessary to reflect any amendment to this Agreement;

(iii)	any instrument required in connection with the dissolution, liquidation and termination of the Partnership in accordance with the provisions of this Agreement, including any elections under the Tax Act, the Code and under any similar legislation;

(iv)	the documents necessary to be filed with the appropriate governmental body or authority in connection with the business, property, assets and undertaking of the Partnership;

(v)	any documents as may be necessary to give effect to the business of the Partnership as described in Section 2.2;

(vi)	the documents on the Limited Partner’s behalf and in the Limited Partner’s name as may be necessary to give effect to the sale or assignment of a Unit or to give effect to the admission of a subscriber for or transferee of Units to the Partnership;

(vii)	any election, determination, designation, information return or similar document or instrument as may be required or desirable at any time under the Tax Act, the Code or under any other taxation legislation or laws of like import of Canada, the United States or of any province, state or jurisdiction which relates to the affairs of the Partnership or its Subsidiaries or the interest of any Person in the Partnership;

(viii)	documents required to transfer Units of a Unitholder who is a Dissenting Unitholder, as provided for in Section 3.25(g); and

(ix)	all other instruments and documents on the Limited Partner’s behalf and in the Limited Partner’s name or in the name of the Partnership as may be deemed necessary or appropriate by the General Partner to carry out fully this Agreement in accordance with its terms.

(b)	The General Partner may require any Person subscribing for Units to execute such documents or instruments containing a power of attorney incorporating by reference, ratifying and confirming some or all of the powers described above.

(c)	The power of attorney granted in this Agreement is irrevocable, is a power coupled with an interest, will survive the death or disability of a Limited Partner and will survive the transfer or assignment by the Limited Partner, to the extent of the obligations of a Limited Partner under this Agreement, of the whole or any part of the interest of the Limited Partner in the Partnership, extends to the heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the Limited Partner, and may be exercised by the General Partner on behalf of each Limited Partner in executing any instrument by a facsimile signature or by listing all the Limited Partners and executing that instrument with a single signature as attorney and agent for all of them.

(d)	Each Limited Partner agrees to be bound by any representations or actions made or taken by the General Partner pursuant to the power of attorney granted in this Agreement and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under such power of attorney.

(e)	In accordance with the Power of Attorney Act (British Columbia), the Powers of Attorney Act (Alberta), the Powers of Attorney Act, 2002 (Saskatchewan), the Powers of Attorney Act (Manitoba), the Substitute Decisions Act, 1992 (Ontario), the Property Act (New Brunswick), the Powers of Attorney Act (Prince Edward Island), the Powers of Attorney Act (Nova Scotia), the Enduring Powers of Attorney Act (Newfoundland), the Enduring Power of Attorney Act (Yukon), Powers of Attorney Act (Nunavut), and the Powers of Attorney Act (Northwest Territories), and any similar legislation governing a power of attorney, each Limited Partner declares that these powers of attorney may be exercised during any legal incapacity, mental incapacity or infirmity, or mental incompetence on the Limited Partner’s part.

(f)	The power of attorney granted in this Agreement is not intended to be a continuing power of attorney within the meaning of the Substitute Decisions Act, 1992 (Ontario), exercisable during a Limited Partner’s incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this power of attorney will not terminate any CPOA granted by the Limited Partner previously and will not be terminated by the execution by the Limited Partner in the future of a CPOA, and the Limited Partner hereby agrees not to take any action in future which results in the termination of the power of attorney granted in this Agreement.

(g)

The General Partner may require, in connection with the subscription for, or any transfer of, Units, that the documents executed by the subscribing Limited Partner or transferee, if any, be accompanied by the explanatory notes set out in the Powers of Attorney Act (Alberta) and the Enduring Power of Attorney Act (Yukon) and a certificate of legal advice signed by a lawyer who is not the attorney or the attorney’s spouse.

(h)	The power of attorney granted in this Agreement will continue in respect of the General Partner so long as it is the general partner of the Partnership, and will terminate thereafter, but will continue in respect of a new General Partner as if the new General Partner were the original attorney.

(i)	A purchaser or transferee of a Unit will, upon becoming a Limited Partner, be conclusively deemed to have acknowledged and agreed to be bound by the provisions of this Agreement as a Limited Partner and will be conclusively deemed to have provided the General Partner with the power of attorney described in this Section 2.7.

2.8 Limited Liability of Limited Partners

Subject to the provisions of the Act and of similar legislation in other jurisdictions of Canada, the liability of each Limited Partner for the debts, liabilities and obligations of the Partnership will be limited to the Limited Partner’s Capital Contribution, plus the Limited Partner’s share of any undistributed income of the Partnership. Following payment of a Limited Partner’s Capital Contribution, the Limited Partner will not be liable for any further claims or assessments or be required to make further contributions to the Partnership, except that, where a Limited Partner has received the return of all or part of that Limited Partner’s Capital Contribution, the Limited Partner is nevertheless liable to the Partnership or, where the Partnership is dissolved, to its creditors for any amount, not in excess of the amount returned with interest, necessary to discharge the liabilities of the Partnership to all creditors who extended credit or whose claims otherwise arose before the return of the Capital Contribution.

2.9 Indemnity of Limited Partners

The General Partner will indemnify and hold harmless each Limited Partner (including former Limited Partners) for all costs, expenses, damages or liabilities suffered or incurred by the Limited Partner if the limited liability of that Limited Partner is lost for or by reason of the negligence of the General Partner in performing its duties and obligations under this Agreement.

2.10 Compliance with Laws

Each Limited Partner will, on the request of the General Partner from time to time, immediately execute any documents considered by the General Partner to be necessary to comply with any applicable Law for the continuation, operation or good standing of the Partnership.

2.11 Other Activities of Partners

Limited Partners and their Affiliates and Associates and, subject to Section 7.20, Affiliates and Associates of the General Partner may engage in businesses, ventures, investments and activities which may be similar to or competitive with those in which the Partnership is or might be engaged and those persons will not be required to offer or make available to the Partnership any other business or investment opportunity which any of those Persons may acquire or be engaged in for its own account.

ARTICLE 3

PARTNERSHIP UNITS

3.1 Authorized Units

The interests in the Partnership of the Partners other than the limited partnership interest of the Initial Limited Partner will be divided into and represented, as of the date hereof, by an unlimited number of only each of three classes of Units as follows: (i) interests of the General Partner will be represented by Class A common partnership units (“Common Units”) and preferred partnership units (“Preferred Units”); and (ii) interests of Limited Partners other than the limited partnership interest of the Initial Limited Partner will be represented by Class B exchangeable limited partnership units (“Exchangeable Units”). Except in accordance with this Agreement, no other Partnership Interests, Units or other interests in the Partnership shall be issued other than as specified by the preceding sentence. Each of the Units will represent an interest in the Partnership having the preferences, rights, restrictions, conditions and limitations provided in this Agreement including:

(a)	the holders of Units will have the right to receive allocations of net income, net loss, taxable income and tax loss as provided in this Agreement;

(b)	the holders of the Units will have the right to share in returns of capital and to share in cash and any other distributions to Partners and to receive the remaining assets of the Partnership on dissolution or winding up in accordance with the terms of this Agreement; and

(c)	the holders of Units will have the right to receive notice of and to attend any meetings of Partners of the Partnership.

Except as otherwise specified in this Agreement, no Partner will have any preference, priority or right in any circumstance over any other Partner in respect of the Units held by each. For greater certainty, the General Partner’s interest in the Partnership is a single interest defined by reference to the Common Units and Preferred Units held by it and any other units that it might acquire in accordance with this Agreement.

3.2 Rights, Privileges, Restrictions and Conditions of Exchangeable Units

In addition to the preferences, rights, restrictions, conditions and limitations set out in Section 3.1, each Exchangeable Unit will have the rights and preferences set out in Schedule A hereto.

3.3 Issuance of Additional Units; Preemptive Rights

(a)	Subject to Sections 3.1 and 3.4, the General Partner may, in its discretion, cause the Partnership to issue additional Units on any terms and conditions of offering and sale of Units as the General Partner, in its discretion, may determine, from time to time hereafter and may do all things in that regard, including preparing and filing prospectuses, offering memoranda and other documents, paying the expenses of issue and entering into agreements with any Person providing for a commission or fee. Except for issuances of Units to Holdings pursuant to Section 3.4, the Partnership shall not issue any Units to Holdings.

(b)	Without limiting the generality of Section 3.3(a), the General Partner may, in its discretion, cause the Partnership to issue additional Exchangeable Units. The General Partner may, in its discretion, either retain the net proceeds from such issuance for use by the Partnership, or may cause the Partnership to distribute the net proceeds from such issuance to Holdings for the purposes of funding redemption, repurchase or acquisition of Holdings Shares or Preferred Shares in accordance with Section 3.4(d).

(c)	Unless otherwise determined by the General Partner, in its sole discretion with the prior approval of the Conflicts Committee, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interests, whether unissued, held in the treasury or hereafter created.

(d)	All Partnership Interests issued by the Partnership shall be fully paid and non-assessable Partnership Interests.

3.4 Capital Structure of the Partnership and Holdings

So long as any Exchangeable Units are outstanding:

(a)

The General Partner shall, and shall cause the Partnership to, take all actions necessary so that, at all times for as long as this Agreement is in effect, the economic rights of the holders of the Exchangeable

Units and the economic rights of the General Partner as holder of the Common Units shall be proportionate to their respective Percentage Interests (for the avoidance of doubt, not taking into account Section 5.4(b), and excluding distributions that are made to Holdings on the Common Units pursuant to Section 3.4(d) or Section 5.4(f)).

(b)	Without limiting the generality of Section 3.4(a):

(i)	upon the issuance by the General Partner of any Holdings Shares (other than pursuant to the exercise of an Exchange Right or an issuance described in Section 3.5), including any issuance in connection with a business acquisition by Holdings, an equity incentive program or upon the conversion, exercise or exchange of any security or other instrument convertible into or exercisable or exchangeable for shares Holdings Shares, and including any Holdings Shares issued upon exercise of the Warrants, which, in each case, will result in a corresponding change in the Percentage Interests of the Partners in accordance with the definition of “Percentage Interests”, the General Partner shall contribute the proceeds of such issuance (net of any selling or underwriting discounts or commissions or other expenses, which for the avoidance of doubt, shall be deemed to be reimbursed by the Partnership in accordance with Section 5.4(f) and such reimbursement proceeds shall be deemed to be contributed by the General Partner to the Partnership) to the Partnership as a capital contribution on account of its Common Units;

(ii)	upon the issuance by the General Partner of any Preferred Shares (including any issuance in connection with a business acquisition by Holdings, an equity incentive program or upon the conversion, exercise or exchange of any security or other instrument convertible into or exercisable or exchangeable for Preferred Shares), the General Partner shall contribute the proceeds of such issuance (net of any selling or underwriting discounts or commissions or other expenses, which for the avoidance of doubt, shall be deemed to be reimbursed by the Partnership in accordance with Section 5.4(f) and such reimbursement proceeds shall be deemed to be contributed by the General Partner to the Partnership) to the Partnership as a capital contribution on account of its Preferred Units;

(iii)	if a new class of shares in the capital of Holdings is created and issued by Holdings (“New Shares”), the General Partner shall (either immediately before or after such issuance) (A) cause the Partnership to create a corresponding new class of Units (“New Units”) that has corresponding distribution rights to such New Shares, (B) cause the Partnership to issue one or more New Units in exchange for the contribution by Holdings of the proceeds from the issuance of such New Shares (net of any selling or underwriting discounts or commissions or other expenses, which for the avoidance of doubt, shall be deemed to be reimbursed by the Partnership in accordance with Section 5.4(f) and such reimbursement proceeds shall be deemed to be contributed by the General Partner to the Partnership) to the Partnership, and (C) effect such amendments to this Agreement as are necessary in order to provide that the distributions and allocations on the New Units to Holdings pursuant to this Agreement are made on terms that allow Holdings to fund distributions on such New Shares in accordance with their terms and such other amendments as are necessary such that the capital of Holdings in the Partnership continues to correspond with the outstanding capital of Holdings; and

(iv)	where Holdings issues any Holdings Shares as a Make Whole Dividend in accordance with the terms of the Preferred Shares, the amount recorded by Holdings as having been received in consideration for the issuance of such Holdings Shares shall be the amount of the Make Whole Dividend satisfied by issuance of such Holdings Shares and such amount will be deemed to have been contributed to the Partnership as a capital contribution on account of the General Partner’s Common Units; and

(c)

Upon the exchange of any Exchangeable Units for Exchanged Shares pursuant to the exercise of an Exchange Right, as of the effective date of such exchange, each Exchanged Share issued in exchange for an Exchangeable Unit shall be deemed (i) to have been first contributed by Holdings to the Partnership as a capital contribution in respect of its Common Units and (ii) then immediately thereafter to have been delivered by the Partnership to the holder exercising the Exchange Right and the Exchangeable Unit shall be cancelled and shall cease to exist. Upon the exchange of any Exchangeable Units for the Cash Amount (as defined in Schedule A) pursuant to the exercise of an Exchange Right, as of the effective date of such exchange, each such Exchangeable Unit automatically shall be deemed cancelled concurrently with such payment, without any action on the part of any Person, including Holdings or the Partnership.

(d)	If Holdings proposes to redeem, repurchase or otherwise acquire any Holdings Shares for cash, the Partnership shall, immediately prior to such redemption, repurchase or acquisition, make a distribution to Holdings on its Common Units in an amount sufficient for Holdings to fund such redemption, repurchase or acquisition, as the case may be. If Holdings redeems, repurchases or otherwise acquires any Preferred Shares for cash, the Partnership shall, immediately prior to such redemption, repurchase or acquisition, make a distribution to Holdings on its Preferred Units in an amount sufficient for Holdings to fund such redemption, repurchase or acquisition, as the case may be. Holdings may, in order to fund the redemption of Preferred Shares, issue Holdings Shares in which case the net proceeds of such issuance would be contributed to the Partnership pursuant to Section 3.4(b)(i) and then distributed pursuant to this Section 3.4(d) to the extent required to fund such redemption.

3.5 Reciprocal Changes

So long as any Exchangeable Units not owned by Holdings or its subsidiaries are outstanding:

(a)	Holdings will not:

(i)	issue or distribute Holdings Shares (or securities exchangeable for or convertible into or carrying rights to acquire Holdings Shares) to the holders of all or substantially all of the then outstanding Holdings Shares by way of stock dividend or other distribution, other than an issue of Holdings Shares (or securities exchangeable for or convertible into or carrying rights to acquire Holdings Shares) to holders of Holdings Shares who exercise an option to receive dividends in Holdings Shares (or securities exchangeable for or convertible into or carrying rights to acquire Holdings Shares) in lieu of receiving cash dividends; or

(ii)	issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Holdings Shares entitling them to subscribe for or to purchase Holdings Shares (or securities exchangeable for or convertible into or carrying rights to acquire Holdings Shares); or

(iii)	issue or distribute to the holders of all or substantially all of the then outstanding Holdings Shares (A) shares or securities of Holdings other than Holdings Shares (other than shares convertible into or exchangeable for or carrying rights to acquire Holdings Shares), (B) rights, options or warrants other than those referred to in Section 3.5(a)(ii) hereof, (C) evidences of indebtedness of Holdings or (D) assets of Holdings, unless, in each case, the equitably equivalent on a per Exchangeable Unit basis of such Holdings Shares, rights, options, securities, warrants, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Units; provided that, for greater certainty, the above restrictions shall not apply (A) to dividends or distributions on Holdings Shares where an equal distribution is made on each Exchangeable Unit in accordance with Section 5.4(a)(ii) or (B) to any securities issued or distributed by Holdings in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement.

(b)	Holdings will not:

(i)	subdivide, redivide or change the then outstanding Holdings Shares into a greater number of Holdings Shares; or

(ii)	reduce, combine, consolidate or change the then outstanding Holdings Shares into a lesser number of Holdings Shares; or

(iii)	reclassify or otherwise change Holdings Shares or effect an amalgamation, merger, reorganization or other transaction affecting Holdings Shares (other than an amalgamation, merger, reorganization or other transaction affecting Holdings Shares where such Holdings Shares are used as consideration in an acquisition by the Partnership or any subsidiary of the Partnership), unless, in each case, the same or an equitably equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Units.

(c)	Holdings will ensure that the record date for any event referred to in Section 3.5(a) or 3.5(b) hereof or (if no record date is applicable for such event) the effective date for any such event, will be the same with respect to both the Exchangeable Units and the Holdings Shares, and that such record date or effective date is not less than five Business Days after the date on which such event is declared or announced by Holdings (with contemporaneous notification thereof by Holdings to the Partnership).

(d)	The General Partner, with the prior approval of the Conflicts Committee, shall determine, in good faith with assistance of such reputable and qualified independent financial advisors and/or other experts as the General Partner of the Partnership may require, equitable equivalence for the purposes of any event referred to in Section 3.5(a) or 3.5(b) hereof and each such determination shall be conclusive and binding on Holdings. In making each such determination, the following factors shall, without excluding other factors determined by the General Partner of the Partnership to be relevant, be considered by the General Partner of the Partnership:

(i)	in the case of any stock dividend or other distribution payable in Holdings Shares, the number of such shares issued in proportion to the number of Holdings Shares previously outstanding;

(ii)	in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Holdings Shares (or securities exchangeable for or convertible into or carrying rights to acquire Holdings Shares), the relationship between the exercise price of each such right, option or warrant and the Current Market Price of a Holdings Share;

(iii)	in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of Holdings other than Holdings Shares, any rights, options or warrants other than those referred to in Section 3.5(d)(ii) hereof, any evidences of indebtedness of Holdings or any assets of Holdings), the relationship between the fair market value (as determined by the General Partner of the Partnership in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Holdings Share and the Current Market Price of a Holdings Share; and

(iv)	in the case of any subdivision, redivision or change of the then outstanding Holdings Shares into a greater number of Holdings Shares or the reduction, combination, consolidation or change of the then outstanding Holdings Shares into a lesser number of Holdings Shares or any amalgamation, merger, reorganization or other transaction affecting Holdings Shares, the effect thereof upon the then outstanding Holdings Shares (other than an amalgamation, merger, reorganization or other transaction affecting Holdings Shares where such Holdings Shares are used as consideration in an acquisition by the Partnership or any subsidiary of the Partnership).

(e)	The Partnership agrees that, to the extent required, upon due notice from Holdings, the Partnership will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate distributions are paid or other distributions are made by the Partnership, or subdivisions, redivisions or changes are made to the Exchangeable Units, in order to implement the required equitable equivalence with respect to distributions on the Holdings Shares and Exchangeable Units as provided for in this Section 3.5.

(f)	The Partnership shall not effect any Subdivision or Combination of Exchangeable Units other than in accordance with this Section 3.5.

3.6 Segregation of Funds

Holdings will cause the Partnership to deposit a sufficient amount of funds in a separate account of the Partnership and segregate a sufficient amount of such other assets and property as is necessary to enable the Partnership to pay distributions and other amounts when due under Section 5.4(a) and to pay or otherwise satisfy its obligations under Article 2 of Schedule A hereto, as applicable.

3.7 Reservation of Holdings Shares

Holdings hereby represents, warrants and covenants in favour of the Partnership that Holdings has reserved for issuance and will, at all times while any Exchangeable Units (other than Exchangeable Units held by Holdings or its subsidiaries) are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued share capital at least such number of Holdings Shares (or other shares or securities into which Holdings Shares may be reclassified or changed as contemplated by Section 3.4) without duplication (a) as is equal to the sum of (i) the number of Exchangeable Units issued and outstanding from time to time and (ii) the number of Exchangeable Units issuable upon the exercise of all rights to acquire Exchangeable Units outstanding from time to time and (b) as are now and may hereafter be required to enable and permit Holdings to meet its obligations under any other security or commitment pursuant to which Holdings may now or hereafter be required to issue Holdings Shares, and to enable and permit the Partnership to meet its obligations hereunder.

3.8 Notification of Certain Events

In order to assist Holdings to comply with its obligations hereunder, the Partnership will notify Holdings of each of the following events at the time set forth below:

(a)	immediately, upon receipt by the Partnership of an Exchange Notice;

(b)	on the same date on which the Partnership gives written notice to holders of Exchangeable Units of a mandatory exchange in accordance with Article 2 of Schedule A hereto; and

(c)	as soon as practicable upon the issuance by the Partnership of any Exchangeable Units or rights to acquire Exchangeable Units.

3.9 Delivery of Holdings Shares to The Partnership

Upon notice from the Partnership of any event that requires the Partnership to cause Holdings Shares to be delivered to any holder of Exchangeable Units, Holdings shall forthwith issue and deliver or cause to be delivered, for and on behalf of the Partnership, the requisite number of Holdings Shares to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Units. All such Holdings Shares shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. In consideration of the issuance and delivery of each such Holdings Share, Holdings shall be deemed to have made a capital contribution to the Partnership as provided in Section 3.4(c).

3.10 Qualification of Holdings Shares

If any Holdings Shares (or other shares or securities into which Holdings Shares may be reclassified or changed as contemplated by Section 3.4) to be issued and delivered hereunder require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority or the fulfillment of any other United States or Canadian legal requirement before such shares (or such other shares or securities) may be issued and delivered by Holdings to the holder of surrendered Exchangeable Units or in order that such shares (or such other shares or securities) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a “control person” for purposes of Canadian provincial securities law or an “affiliate” of Holdings for purposes of United States federal or state securities law), Holdings will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Holdings Shares (or such other shares or securities) to be and remain duly registered, qualified or approved under United States and/or Canadian law, as the case may be. Holdings will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Holdings Shares (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Holdings Shares (or such other shares or securities) have been listed by Holdings and remain listed and are quoted or posted for trading at such time.

3.11 Subscription for Units

No subscription may be made or will be accepted for a fraction of a Unit. In connection with any offering, each subscribing Person will complete and execute a subscription form in a form prescribed by the General Partner setting out, among other things, the total subscription price for the Units subscribed for, which subscription price will be that Person’s agreed upon Capital Contribution.

3.12 Admittance as Limited Partner

Upon the issuance of Units to any new Limited Partner, all Partners will be deemed to consent to the admission of such Limited Partner, the General Partner will be deemed to have executed this Agreement on behalf of the new Limited Partner and to have caused the Record to be amended, and any other documents as may be required by the Act or under legislation similar to the Act in other provinces or the territories to be filed or amended, specifying the prescribed information and causing the foregoing information in respect of the new Limited Partner to be included in other Partnership books and records.

3.13 Payment of Expenses

The Partnership will pay, to the extent contemplated by any agreement, indenture, prospectus or other offering document, all costs, disbursements and other fees and expenses incurred, by the Partnership or on its behalf, in connection with:

(a)	the organization of the Partnership;

(b)	the Arrangement and the Merger;

(c)	the registration of the Partnership under the Act and under similar legislation of other jurisdictions;

(d)	the issuance and sale of any additional Units; and

(e)	the listing of the Exchangeable Units on a National Securities Exchange.

3.14 Record of Limited Partners

The General Partner shall keep or cause to be kept at its principal place of business in Ontario a current Record stating for each Limited Partner that information required under the Act, including the Limited Partner’s name, address, Ontario corporation number, if any, the amount of money and/or the value of other property contributed or to be contributed by the Limited Partner to the Limited Partnership and the number of Units held by each Limited Partner. Registration of interests in, and as provided in Section 3.15 transfers of, Units will be made only in the Record.

3.15 Transfers of Units and Changes in Membership of Partnership

(a)	The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the Record Holder of a Partnership Interest assigns such

Partnership Interest to another Person who is or becomes a Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b)	The Registrar and Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Units and transfers of Units as herein provided. Upon surrender of a Certificate for registration of transfer of any Units evidenced by a Certificate, the General Partner shall execute and deliver, and the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the Record Holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Units as were evidenced by the Certificate so surrendered, provided that a transferor shall provide the address and facsimile number for each such transferee as required for inclusion in the Record.

(c)	The Partnership shall not recognize any transfer of Units until the Certificates evidencing such Units are surrendered for registration of transfer. No charge shall be imposed by the Partnership for any transfer of Units.

(d)	By acceptance of the transfer of any Unit, each transferee of a Unit (including any nominee holder or an agent or representative acquiring such Units for the account of another Person) (i) shall be admitted to the Partnership as a Partner with respect to the Units so transferred to such transferee when any such transfer or admission is reflected in the Record, (ii) shall be deemed to agree to be bound by the terms of this Agreement, (iii) shall become the Record Holder of the Units so transferred, (iv) grants powers of attorney to the General Partner, as specified herein, and (v) makes the consents and waivers contained in this Agreement. The transfer of any Units and the admission of any new Partner shall not constitute an amendment to this Agreement.

(e)	Nothing contained in this Agreement shall preclude the settlement of any transactions involving Units entered into through the facilities of any National Securities Exchange on which such Units are listed for trading.

(f)	No change of name or address of a Limited Partner, no transfer of a Unit and no admission of a substituted Limited Partner in the Partnership will be effective for the purposes of this Agreement until the requirements set out in this Article 3 have been satisfied, and until that change, transfer, substitution or addition is duly reflected in an amendment to the Record as may be required by the Act. The names and addresses of the Limited Partners as reflected from time to time in the Record, as from time to time amended, will be conclusive as to those facts for all purposes of the Partnership.

(g)	Where the transferee complies with all applicable provisions and is entitled to become a Limited Partner pursuant to the provisions of this Agreement, subject to Section 3.15(f), the General Partner shall admit the transferee to the Partnership as a substituted Limited Partner and the Limited Partners hereby consent to the admission of, and will admit, the transferee to the Partnership as a Limited Partner, without further act of the Limited Partners (other than as may be required by law).

(h)	No transfer of Units will be accepted by the General Partner more than 15 days after the sending of a notice of dissolution under Section 13.3(d).

3.16 Notice of Change to General Partner

No name or address of a Limited Partner will be changed and no transfer of a Unit or substitution or addition of a Limited Partner in the Partnership will be recorded on the Record except pursuant to a notice in writing received by the General Partner.

3.17 Inspection of Record

A Limited Partner, or an agent of a Limited Partner duly authorized in writing, has the right to inspect and make copies from the Record during normal business hours.

3.18 Amendment of Declaration or Record

The General Partner, on behalf of the Partnership, may effect such filings, recordings, registrations and amendments to the Record and the Declaration and to any other documents and at any places as in the opinion of counsel to the Partnership are necessary or advisable to reflect changes in the membership of the Partnership, transfers of Units and dissolution of the Partnership as provided in this Agreement and to constitute a transferee as a Limited Partner.

3.19 Non-Recognition of Trusts or Beneficial Interests

Units may be held by nominees on behalf of the beneficial owners of the Units. Notwithstanding the foregoing, except as provided in this Agreement, as required by Law or as recognized by the General Partner in its sole discretion, no Person will be recognized (including in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code) by the Partnership or any Limited Partner as holding any Unit in trust, or on behalf of another Person with the beneficial interest in that other Person, and the Partnership and Limited Partners will not be bound or compelled in any way to recognize (even when having actual notice) any equitable, contingent, future or partial interest in any Unit or in any fractional part of a Unit or any other rights in respect of any Unit except an absolute right to the entirety of the Unit in the Limited Partner shown on the Record as holder of that Unit.

3.20 Incapacity, Death, Insolvency or Bankruptcy

Where a Person becomes entitled to Units on the incapacity, death, insolvency, or bankruptcy of a Limited Partner, or otherwise by operation of law, in addition to the requirements of Section 3.15, that entitlement will not be recognized or entered into the Record until that Person:

(a)	has produced evidence satisfactory to the Registrar and Transfer Agent of that Person’s entitlement; and

(b)	has delivered any other evidence, approvals and consents in respect to that entitlement as the Registrar and Transfer Agent may require and as may be required by Law or by this Agreement.

3.21 No Transfer upon Dissolution

No transfer of Units may be made or will be accepted or entered into the Record after the occurrence of any of the events set out in Section 13.1.

3.22 Certificates

(a)	Upon the Partnership’s issuance of Units of all or any classes to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. Certificates shall be executed on behalf of the Partnership by the General Partner. No Certificate evidencing the issuance of Units shall be valid for any purpose until it has been countersigned by the Registrar and Transfer Agent, provided that if the General Partner elects to issue Units in global form, the Certificates of such Units shall be valid upon receipt of a certificate from the Registrar and Transfer Agent certifying that the Units have been duly registered in accordance with the directions of the Partnership.

(b)	Notwithstanding Section 3.22(a), LP Units of any class may be traded through an electronic settlement system and held in Uncertificated form in accordance with such arrangements as may from time to time be permitted by any statute, regulation, order, instrument or rule in force affecting the Partnership. Amendments to any provisions of this Agreement which may be necessary or expedient for this purpose may be made by the General Partner in its sole discretion but will not be deemed to vary the rights of any class of Partnership Interests (including Units).

(c)	Certificates may bear any legends required by applicable Law or otherwise determined to be appropriate by the General Partner.

3.23 Mutilated, Destroyed, Lost or Stolen Certificates

(a)	If any mutilated Certificate is surrendered to the Registrar and Transfer Agent, the General Partner on behalf of the Partnership shall execute, and upon its request the Registrar and Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number of Units as the Certificate so surrendered.

(b)	The General Partner on behalf of the Partnership shall execute, and upon its request the Registrar and Transfer Agent shall countersign and deliver a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i)	makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii)	requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii)	if requested by the General Partner, delivers to the Partnership a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may reasonably direct, in its sole discretion, to indemnify the Partnership, the General Partner and the Registrar and Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv)	satisfies any other reasonable requirements imposed by the General Partner.

(c)	If a Record Holder fails to notify the Partnership within a reasonable time after the holder has notice of the loss, destruction or theft of a Certificate, and a transfer of the Partnership Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Record Holder shall be precluded from making any claim against the Partnership, the General Partner or the Registrar and Transfer Agent for such transfer or for a new Certificate.

(d)	As a condition to the issuance of any new Certificate under this Section 3.23, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Registrar and Transfer Agent) reasonably connected therewith.

3.24 Record Holders

In accordance with Section 3.15, the Partnership shall be entitled to recognize the Record Holder as the Limited Partner with respect to any Units and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Units on the part of any other Person, whether or not the Partnership shall have actual or other notice thereof, except as otherwise provided by applicable Law. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Units, as between the Partnership on the one hand and such other Person on the other hand, such representative Person shall be the Record Holder of such Units. A Person may become a Record Holder without the consent or approval of any Partner.

3.25 Offers for Units

(a)	In this Section:

(i)	“Dissenting Unitholder” means a Unitholder of the applicable class who does not accept an Offer referred to in Section 3.25(b);

(ii)	“Offer” means an offer to acquire outstanding LP Units of one or more classes, where, as of the date of the offer to acquire, the LP Units that are subject to the offer to acquire, together with the Offeror’s Units, constitute in the aggregate 20% or more of all outstanding Units of such class;

(iii)	“Offeror” means a Person, or two or more Persons acting jointly or in concert, who make an offer to acquire Units;

(iv)	“Offeror’s Notice” means the notice described in Section 3.25(c); and

(v)	“Offeror’s Units” means LP Units beneficially owned, or over which control or direction is exercised, on the date of the Offer by the Offeror, any Affiliate or Associate of the Offeror or any Person acting jointly or in concert with the Offeror.

(b)	If an offer for all of the outstanding LP Units of a class (other than LP Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(i)	within the time provided in the Offer for its acceptance, the Offer is accepted by Unitholders representing at least 90% of the outstanding LP Units of the class subject to the Offer, other than the Offeror’s Units;

(ii)	the Offeror is bound to take up and pay for, or has taken up and paid for the LP Units of the applicable class of the Unitholders who accepted the Offer; and

(iii)	the Offeror complies with Sections 3.25(c) and 3.25(e),

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the LP Units that were subject to the Offer of the applicable class held by the Dissenting Unitholders for the same consideration per Unit payable or paid, as the case may be, under the Offer.

(c)	Where an Offeror is entitled to acquire LP Units held by Dissenting Unitholders pursuant to Section 3.25(b), and the Offeror wishes to exercise that right, the Offeror will send by registered mail within 30 days after the date of expiry of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Unitholder stating that:

(i)	Unitholders holding at least 90% of the LP Units of the class subject to the Offer, other than the Offeror’s Units, have accepted the Offer;

(ii)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Units of the applicable class of the Unitholders who accepted the Offer; and

(iii)	Dissenting Unitholders must, within 21 days after the date of the sending of the Offeror’s Notice, transfer their respective LP Units of the applicable class that were subject to the Offer to the Offeror on the terms on which the Offeror acquired the LP Units of the Unitholders who accepted the Offer.

(d)	A Dissenting Unitholder to whom an Offeror’s Notice is sent pursuant to Section 3.25(c) will, within 21 days after the sending of the Offeror’s Notice, transfer to the Offeror that Dissenting Unitholder’s Units of the applicable class that were subject to the Offer.

(e)	Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Section 3.25(c), the Offeror will pay or transfer to the General Partner, or to any other Person or Persons as the General Partner may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Section 3.25(b).

(f)	The General Partner, or any Person(s) directed by the General Partner, will hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Section 3.25(e). The General Partner, or that other Person, will deposit the cash in a separate account in a Canadian chartered bank and will place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g)	Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Section 3.25(c), the General Partner, if the Offeror has complied with Section 3.25(e), will:

(i)	do all acts and things and execute and cause to be executed all instruments as in the General Partner’s opinion may be necessary or desirable to cause the transfer of the Units of the Dissenting Unitholders of the applicable class that were subject to the Offer to the Offeror;

(ii)	send to each Dissenting Unitholder who has complied with Section 3.25(d) the consideration to which that Dissenting Unitholder is entitled under this Section 3.25;

(iii)	send to each Dissenting Unitholder who has not complied with Section 3.25(d) a notice stating that:

(A)	the Dissenting Unitholder’s LP Units of the applicable class that were subject to the Offer have been transferred to the Offeror;

(B)	the General Partner or some other Person designated in that notice is holding in trust the consideration for the transfer of those LP Units to the Offeror; and

(C)	the General Partner, or that other Person, will send the consideration to the Dissenting Unitholder as soon as practicable after receiving ratification of the transfer of the Dissenting Unitholder’s Units of the applicable class to the Offeror from that Dissenting Unitholder or any other documents as the General Partner, or that other Person may require;

and the General Partner is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h)	An Offeror will not be entitled to rely on the provisions of this Section 3.25 unless, concurrent with the communications of the Offer to any Unitholder, a copy of such communications is provided to the General Partner.

(i)	For so long as Exchangeable Units remain outstanding (not including Exchangeable Units held by Holdings and its subsidiaries):

(i)	no tender offer, share exchange offer, formal issuer bid, formal take-over bid or similar transaction with respect to Holdings Shares (a “Holdings Offer”) will be proposed or recommended by Holdings or the Holdings Board of Directors or otherwise effected with the consent or approval of the Holdings Board of Directors unless the holders of Exchangeable Units (other than Holdings and its subsidiaries) are entitled to participate in such Holdings Offer to the same extent and on an equitably equivalent basis as the holders of Holdings Shares, without discrimination. Without limiting the generality of the foregoing, except in order to permit the Holdings Board of Directors to fulfill its fiduciary duties under applicable law, neither Holdings nor the Holdings Board of Directors will approve or recommend any Holdings Offer or take any action in furtherance of a Holdings Offer unless, and Holdings will use its commercially reasonable efforts expeditiously and in good faith to put in place procedures or to cause the Transfer Agent to put in place procedures to ensure that, the holders of Exchangeable Units may participate in such Holdings Offer without being required to exchange Exchangeable Units as against the Partnership (or, if so required, to ensure that any such exchange shall be conditional upon and shall only be effective if the Holdings Shares tendered or deposited under such Holdings Offer are taken up); and

(ii)	no tender offer, share exchange offer, formal issuer bid, formal take-over bid or similar transaction with respect to Exchangeable Units (a “Units Offer”) will be proposed or recommended by Holdings or the Holdings Board of Directors or otherwise effected with the consent or approval of the Holdings Board of Directors unless the holders of Holdings Shares (other than Holdings and its subsidiaries) are entitled to participate in such Units Offer to the same extent and on an equitably equivalent basis as the holders of Exchangeable Units, without discrimination.

3.26 Holdings and Subsidiaries Not to Vote Exchangeable Units

Holdings covenants and agrees in favour of the Partnership that it will appoint and cause to be appointed proxyholders with respect to all Exchangeable Units held by it and its subsidiaries for the sole purpose of attending each meeting of holders of Exchangeable Units in order to be counted as part of the quorum for each such meeting. Holdings further covenants and agrees that it will not, and will cause its subsidiaries not to, exercise any voting rights which may be exercisable by holders of Exchangeable Units from time to time pursuant to this Agreement or pursuant to the provisions of the Voting Trust Agreement (or any successor or other corporate statute by which the Partnership may in the future be governed) with respect to any Exchangeable Units held by it or by its subsidiaries in respect of any matter considered at any meeting of holders of Exchangeable Units.

3.27 Ordinary Market Purchases

For greater certainty, nothing contained in this Agreement, including the obligations of Holdings contained in Section 3.25(i), shall limit the ability of Holdings to make a “Rule l0b-18 Purchase” of Holdings Shares pursuant to Rule 10b-18 of the United States Securities Exchange Act of 1934, as amended, or normal course purchases pursuant to Section 101.2 of the Securities Act (Ontario), as amended.

3.28 Stock Exchange Listing

Holdings covenants and agrees in favour of the Partnership that, subject to Section 2.6 of Schedule A, as long as any outstanding Exchangeable Units are owned by any Person other than Holdings or any of its subsidiaries, Holdings will use its commercially reasonable efforts to maintain a listing for such Exchangeable Units on a National Securities Exchange.

ARTICLE 4

CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.1 General Partner Contribution

The General Partner has made an initial contribution of $— to the capital of the Partnership.

4.2 Initial Limited Partner Contribution

The Initial Limited Partner has contributed the sum of $— to the capital of the Partnership in full satisfaction of its Capital Contribution.

4.3 Limited Partner and General Partner Contributions

(a)	In respect of the Exchangeable Units issued in connection with the Merger, it is acknowledged that the Capital Contribution of each transferor will be $— per Exchangeable Unit. In respect of the Common Units issued to the General Partner pursuant to the Merger and the Arrangement, it is acknowledged that the aggregate Capital Contribution in respect of the Common Units will be $—, and in respect of the Preferred Units issued to the General Partner upon issuance by Holdings of the Preferred Shares on the Effective Date, it is acknowledged that the aggregate Capital Contribution in respect of the Preferred Units will be $—.

4.4 Maintenance of Capital Accounts

(a)

There shall be established for each Partner on the books of the Partnership as of the date such Partner becomes a Partner a capital account (each being a “Capital Account”). Each Capital Contribution by any Partner, if any, shall be credited to the Capital Account of such Partner on the date such Capital Contribution is made to the Partnership. In addition, each Partner’s Capital Account shall be

(a) credited with (i) such Partner’s allocable share of any Net Income of the Partnership and any items in the nature of income or gain that are specially allocated to such Partner pursuant to Section 5.2(b), and (ii) the amount of any Partnership liabilities that are assumed by the Partner or secured by any Partnership property distributed to the Partner, (b) debited with (i) the amount of distributions (and deemed distributions) to such Partner of cash or the Carrying Value of other property so distributed, (ii) such Partner’s allocable share of Net Loss of the Partnership and any items in the nature of deduction or loss that are specially allocated to such Partner pursuant to Section 5.2(b), and (iii) the amount of any liabilities of the Partner assumed by the Partnership or which are secured by any property contributed by the Partner to the Partnership and (c) otherwise maintained in accordance with the provisions of the Code and the U.S. Treasury Regulations promulgated thereunder. Any other item which is required to be reflected in a Partner’s Capital Account under Section 704(b) of the Code and the U.S. Treasury Regulations promulgated thereunder or otherwise under this Agreement shall be so reflected. The General Partner shall make such adjustments to Capital Accounts as it determines in its sole discretion to be appropriate to ensure allocations are made in accordance with a Partner’s interest in the Partnership. Interest shall not be payable on Capital Account balances. Notwithstanding anything to the contrary contained in this Agreement, the General Partner shall maintain the Capital Accounts of the Partners in accordance with the principles and requirements set forth in Section 704(b) of the Code and the U.S. Treasury Regulations promulgated thereunder.

(b)	A transferee of Units shall succeed to a pro rata portion of the Capital Account of the transferor based on the number of Units so transferred.

(c)	The Partnership shall revalue the Capital Accounts of the Partners in accordance with U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(f) (a “Revaluation”) at the following times: (i) immediately prior to the contribution of more than a de minimis amount of money or other property to the Partnership by a new or existing Partner as consideration for one or more Units; (ii) the distribution by the Partnership to a Partner of more than a de minimis amount of property in respect of one or more Units; (iii) the issuance by the Partnership of more than a de minimis amount of Units as consideration for the provision of services to or for the benefit of the Partnership (as described in U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5)(iii)); and (iv) the liquidation of the Partnership within the meaning of U.S. Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i), (ii) and (iii) above shall be made only if the General Partner reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners.

(d)	Notwithstanding anything expressed or implied to the contrary in this Agreement, in the event the General Partner, with the prior approval of the Conflicts Committee, shall determine, in its sole and absolute discretion, that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to give economic effect to the manner in which distributions are made to the Partners pursuant to the provisions of Sections 5.4 and 13.3, the General Partner may make such modification.

ARTICLE 5

PARTICIPATION IN PROFITS AND LOSSES

5.1 Allocation of Net Income or Losses

Net income or loss of the Partnership for accounting purposes will be allocated to each Partner in the same proportion as income or loss is allocated to the Capital Accounts of the Partners as provided in Section 5.2.

5.2 Allocation for Capital Account Purposes

(a)	After giving effect to the special allocations set forth in Section 5.2(b), Net Income (Net Loss) of the Partnership for each Fiscal Year or other taxable period shall be allocated among the Capital Accounts of the Partners as follows and in the following order of priority:

(i)	First, to the General Partner, with respect to the Preferred Units, an amount of Net Income up to the amount that would be treated as a dividend paid or accrued on the Preferred Shares for U.S. federal income tax purposes for such Fiscal Year or other taxable period (including pursuant to Section 305 of the Code and the Regulations thereunder) if the General Partner had earnings and profits of such taxable year (within the meaning of Section 316(a)(2) of the Code) at least equal to the maximum amount that could be so treated. Notwithstanding the foregoing, if for any taxable year, (x) the General Partner does not have earnings and profits for such year at least equal to the amount described in the preceding sentence and (y) there is nevertheless an amount in excess of the actual earnings and profits of the General Partner for such year that is treated as a dividend paid or accrued on the Preferred Shares based on earnings and profits of the General Partner accumulated in prior years (within the meaning of Section 316(a)(2) of the Code), the amount to be allocated under the preceding sentence for the succeeding year (and each year after that, to the extent necessary), shall be increased by the excess amount described in this sentence; and

(ii)	Thereafter, in a manner that as closely as possible gives economic effect to the manner in which distributions are made to the Partners pursuant to the provisions of Sections 5.4(a)(ii).

(b)	Special Allocations. Notwithstanding any other provision of this Section 5.2, the following special allocations shall be made for each Fiscal Year or other taxable period:

(i)	Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 5.2, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in U.S. Treasury Regulations Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 5.2(b)(i), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 5.2(b) with respect to such taxable period (other than an allocation pursuant to Sections 5.2(b)(iii) and (iv)). This Section 5.2(b)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in U.S. Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii)	Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 5.2 (other than Section 5.2(b)(i)), except as provided in U.S. Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in U.S. Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 5.2(b)(ii), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 5.2(b), other than Section 5.2(b)(i) and other than an allocation pursuant to Sections 5.2(b)(v) and (vi), with respect to such taxable period. This Section 5.2(b)(ii) is intended to comply with the chargeback of items of income and gain requirement in U.S. Treasury Regulations Section 1.704-2(i) (4) and shall be interpreted consistently therewith.

(iii)

Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in U.S. Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the U.S. Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Sections 5.2(b)(i) or (ii). This Section 5.2(b)(iii) is intended to qualify and be construed as a “qualified income offset” within the meaning of U.S. Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv)	Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to U.S. Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 5.2(b)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 5.2 have been tentatively made as if this Section 5.2(b)(iv) were not in this Agreement.

(v)	Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the holders of the Common Units and the Exchangeable Units in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the U.S. Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vi)	Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with U.S. Treasury Regulations Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(vii)	Nonrecourse Liabilities. Nonrecourse Liabilities of the Partnership described in U.S. Treasury Regulations Section 1.752-3(a)(3) shall be allocated among the Partners in a manner chosen by the General Partner and consistent with such Treasury Regulation.

(viii)	Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the U.S. Treasury Regulations.

(ix)	Curative Allocation.

(A)

The Required Allocations are intended to comply with certain requirements of the U.S. Treasury Regulations. It is the intent of the Partners that, to the extent possible, all Required Allocations shall be offset either with other Required Allocations or with special allocations of other items of Partnership income, gain, loss or deduction pursuant to this Section 5.2(b)(ix). Therefore, notwithstanding any other provision of this Article 5 (other than the Required Allocations), the General Partner shall make such offsetting special allocations of Partnership income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Partner’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Partner would have had if the Required Allocations were not part of this Agreement and all Partnership items were allocated pursuant to the economic agreement among the Partners.

(B)	The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 5.2(b)(ix)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 5.2(b)(ix)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(x)	Partnership Recourse Liabilities. Any guarantee of Partnership debt by the General Partner shall not be taken into account for purposes of Section 752 of the Code and the U.S. Treasury Regulations promulgated thereunder.

5.3	Allocation of Net Income and Losses for Tax Purposes

(a)	Except as otherwise provided herein, each item of income, gain, loss and deduction shall be allocated, for U.S. federal income tax purposes, among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 5.2(a).

(b)	In accordance with Section 704(c) of the Code and the U.S. Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any Property contributed to the capital of the Partnership and with respect to reverse Code Section 704(c) allocations described in U.S. Treasury Regulations 1.704-3(a)(6) shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such Property to the Partnership for U.S. federal income tax purposes and its initial Carrying Value or its Carrying Value determined pursuant to U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(f) (computed in accordance with the definition of Carrying Value) using any allocation method under U.S. Treasury Regulations Section 1.704-3 as the General Partner may decide. Any elections or other decisions relating to such allocations shall be made by the General Partner in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 5.3, Section 704(c) of the Code (and the principles thereof), and U.S. Treasury Regulations Section 1.704-1(b)(4)(i) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Partner’s Capital Account or share of Net Income, Net Loss, other items, or distributions pursuant to any provision of this Agreement.

(c)	The income for Canadian tax purposes of the Partnership for a given Fiscal Year (or other taxable period) of the Partnership will be allocated in the following order and proportions:

(i)	to the holder of the Preferred Units in an amount equal to the aggregate of: (A) the Preferred Return for all prior Fiscal Years (or other taxable periods) except to the extent income for Canadian tax purposes has been allocated in respect of the Preferred Return for the prior Fiscal Years (or other taxable periods); and (B) the Preferred Return for the given Fiscal Year (or other taxable period) provided that for purposes of this paragraph the determinations in (i) and (ii) of the definition of Preferred Return will be done using Canadian dollars;

(ii)	to each Partner in an amount calculated by multiplying

(A)	the aggregate income allocated to the Partners (net of the income allocated to the holder of the Preferred Units in Section 5.3(c)(i)) by

(B)	a fraction, (1) the numerator of which is the sum of the fair market value of all distributions received by that Partner with respect to that Fiscal Year or other taxable period (other than distributions on account of the Preferred Return) pursuant to Section 5.4, and (2) the denominator of which is the aggregate fair market value of all distributions made to all Partners by the Partnership with respect to that Fiscal Year or other taxable period (other than distributions on account of the Preferred Return) pursuant to Section 5.4.

If, with respect to a given Fiscal Year or other taxable period, income of the Partnership for Canadian tax purposes exceeds the amount allocated to the holders of the Preferred Units in Section 5.3(c)(i) and no distribution is made by the Partnership to its Partners (other than on account of the Preferred Return), or the Partnership has a loss for Canadian tax purposes, the General Partner shall allocate the income or loss of the Partnership in the manner it considers appropriate in the circumstances. In so allocating the net income or loss, the General Partner shall act reasonably and fairly, taking into account the amount and timing of actual and anticipated distributions to each of the Partners (including the General Partner), with a view to ensuring that each Partner is allocated a portion of the Partnership’s net income that substantially corresponds to the income that is distributed to that Partner, subject to the priority allocation of the income of the Partnership to the holders of the Preferred Units.

(d)	For Canadian Tax purposes, net income and loss of the Partnership will be determined in accordance with the Tax Act.

(e)	The General Partner shall determine all matters concerning allocations for tax purposes not expressly provided for herein in its sole discretion. For the proper administration of the Partnership and for the preservation of uniformity of Units (or any portion or class or classes thereof), the General Partner may (i) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of U.S. Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of Units (or any portion or class or classes thereof), and (ii) adopt and employ or modify such conventions and methods as the General Partner determines in its sole discretion to be appropriate for (A) the determination for U.S. federal income tax purposes of items of income, gain, loss, deduction and credit and the allocation of such items among Partners and between transferors and transferees under this Agreement and pursuant to the Code and the U.S. Treasury Regulations promulgated thereunder, (B) the determination of the identities and tax classification of Partners, (C) the valuation of Partnership assets and the determination of tax basis, (D) the allocation of asset values and tax basis, and (E) the adoption and maintenance of accounting methods.

(f)	For purposes of determining the items of Partnership income, gain, loss, deduction, or credit allocable to any Partner for U.S. federal income tax purposes with respect to any period, such items shall be determined on a daily, monthly, quarterly or other basis, as determined by the General Partner in its sole discretion, using any permissible method under Section 706 of the Code and the U.S. Treasury Regulations promulgated thereunder.

(g)	Allocations that would otherwise be made to a Partner under the provisions of this Article 5 shall instead be made to the beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner in its sole discretion.

5.4 Distributions

(a)	Subject to Sections 5.4(c) and 5.4(f), the General Partner shall cause distributions to be made by the Partnership to the Partners as follows:

(i)	(A) if a dividend or distribution shall have been declared and be payable on the Preferred Shares (other than a Make Whole Dividend on the Preferred Shares satisfied with Holdings Shares in accordance with Section 3.4(b)(iv)), the Partnership shall make a distribution in respect of the Outstanding Preferred Units in an amount equal to the aggregate amount of the dividends or distributions payable in respect of the Preferred Shares and (B) if no Preferred Shares are outstanding in a Fiscal Year, the Partnership shall make a distribution of $100 in respect of the Preferred Units for the Fiscal Year;

(ii)	if a dividend or distribution shall have been declared and be payable in respect of a Holdings Share (excluding where a dividend or distribution is effected in accordance with Section 3.5), the Partnership shall:

(A)	make a distribution in respect of each Exchangeable Unit in an amount equal to the dividend or distribution payable in respect of a Holdings Share; and

(B)	make a distribution in respect of the Outstanding Common Units in an amount equal to the aggregate amount of the dividends or distributions payable in respect of the Holdings Shares;

(b)	Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership or any of its Affiliates to comply with any withholding requirements established under the Code (including pursuant to Sections 1441, 1442, 1445, 1446 and 3406), the Tax Act, or any other federal, state, provincial, local or foreign law. To the extent that the Partnership is required to or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code) or to the extent that any payments made to the Partnership are subject to withholding as a result of such payments being attributable to any particular Partner, the General Partner may treat the amount withheld as a distribution of cash to such Partner pursuant to Sections 5.4 and 13.3 in the amount of such withholding from or in respect of such Partner. The General Partner may treat taxes paid by the Partnership on behalf of, or amounts previously withheld with respect to, all or less than all of the Partners, as a distribution of cash to such Partners. In any such case, unless such amount was withheld from amounts otherwise distributable to such Partner hereunder, it shall be treated as an advance to such Partner which shall be repayable on demand and if not repaid may be set off against subsequent distributions to such Partner.

(c)	Notwithstanding Section 5.4(a), in the event of the dissolution of the Partnership, all receipts received during or after the Fiscal Year quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 13.3.

(d)	Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Registrar and Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

(e)	Notwithstanding any provision to the contrary contained in this Agreement, the Partnership, and the General Partner on behalf of the Partnership, shall not be required to make a distribution to a Partner or a Record Holder if such distribution would violate the Act or other applicable Law.

(f)

Notwithstanding the provisions of Section 5.4(a), the General Partner, in its sole discretion, may authorize that to the extent that the General Partner determines that expenses or other obligations of Holdings are related to its role as the General Partner or the business and affairs of Holdings that are conducted through the Partnership or any of the Partnership’s direct or indirect Subsidiaries, cash (and, for the avoidance of doubt, only cash) distributions may be made to Holdings (which distributions shall be made without pro rata distributions to the other Partners) in amounts required for Holdings to pay: (i) any tax liabilities of Holdings, (ii) any operating, administrative and other similar costs incurred by Holdings (including (w) payments in respect of indebtedness and equity securities of Holdings to the extent the proceeds are used or will be used by Holdings to pay expenses or other obligations described in this Section 5.4(f) (in either case only to the extent economically equivalent indebtedness or equity securities of the Partnership were not issued to Holdings), (x) customary indemnification obligations of Holdings owing to directors, officers, employees or other persons under Holdings’ articles, charter, by-laws or other constating documents or pursuant to written agreements with any such person, (y) obligations of Holdings in respect of director and officer insurance (including premiums therefor) and (z) payments pursuant to any legal, tax, accounting and other professional fees and expenses); (iii) any judgments, settlements, penalties, fines or other costs and expenses in respect of any claims against, or any litigation or proceedings involving, Holdings; (iv) fees and expenses (including any underwriters discounts and commissions) related to any securities offering, investment or acquisition transaction (whether or not successful) authorized by the board of directors of Holdings; and (v) other fees and expenses in connection with the maintenance of the existence of Holdings (including any costs or expenses associated with being a public company listed on a national securities exchange and compliance with applicable Laws or the requirements of a Governmental Authority). For the avoidance of doubt, distributions made under this Section 5.4(f) may not be used to pay or facilitate dividends or distributions on the Holdings Shares and must be used solely for one of the express purposes set forth pursuant to the immediately preceding sentence. All distributions under this Section 5.4(f) shall be treated as “guaranteed payments” within the meaning of Section 707(c) of the Code.

5.5 Repayments

If, as determined by the General Partner, it appears that any Partner has received an amount under this Article 5 which is in excess of that Partner’s entitlement, the Partner will, promptly upon notice from the General Partner, reimburse the Partnership to the extent of the excess, and failing immediate reimbursement, the General Partner may withhold the amount of the excess (with interest at the rate of —% from time to time calculated and compounded monthly) from further distributions otherwise due to the Partner.

ARTICLE 6

WITHDRAWAL OF CAPITAL CONTRIBUTIONS

6.1 Withdrawal

No Limited Partner has the right to withdraw any of the Limited Partner’s Capital Contribution or other amount or to receive any cash or other distribution from the Partnership except as provided for in this Agreement and except as permitted by law.

ARTICLE 7

POWERS, DUTIES AND OBLIGATIONS OF GENERAL PARTNER

7.1 Duties and Obligations

(a)	The General Partner has:

(i)	unlimited liability for the debts, liabilities and obligations of the Partnership;

(ii)	subject to the terms of this Agreement and to any applicable limitations set out in the Act and applicable similar legislation in Canada, the full and exclusive right, power and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of the Partnership; and

(iii)	the full and exclusive right, power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying out the business of the Partnership for and on behalf of and in the name of the Partnership.

(b)	An action taken by the General Partner on behalf of the Partnership is deemed to be the act of the Partnership and binds the Partnership.

(c)	In exercising its authority under this Agreement, the General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner (including the General Partner) of any action taken (or not taken) by it. The General Partner and the Partnership shall not have any liability to a Limited Partner for monetary damages or otherwise for losses sustained, liabilities incurred or benefits not derived by such Limited Partner in connection with such decisions so long as the General Partner has acted pursuant to its authority under this Agreement.

7.2 Specific Powers and Duties

(a)	Without limiting the generality of Section 7.1 but subject to the terms of this Agreement, the General Partner will have full power and authority for and on behalf of and in the name of the Partnership to do all things and on such terms as it determines, in its sole discretion, to be necessary or appropriate to conduct the business of the Partnership, including without limitation the following:

(i)	negotiate, execute and perform all agreements, conveyances or other instruments which require execution by or on behalf of the Partnership involving matters or transactions with respect to the Partnership’s business (and those agreements may limit the liability of the Partnership to the assets of the Partnership, with the other party to have no recourse to the assets of the General Partner, even if the same results in the terms of the agreement being less favourable to the Partnership);

(ii)	open and manage bank accounts in the name of the Partnership and spend the capital of the Partnership in the exercise of any right or power exercisable by the General Partner under this Agreement;

(iii)	mortgage, charge, assign, hypothecate, pledge or otherwise create a security interest in all or any property of the Partnership and its Subsidiaries now owned or later acquired, to secure any present and future borrowings and related expenses of the Partnership and its Subsidiaries and to sell all or any of that property pursuant to a foreclosure or other realization upon the foregoing encumbrances;

(iv)	manage, control and develop all the activities of the Partnership and take all measures necessary or appropriate for the business of the Partnership or ancillary to the business and may, from time to time, in its sole discretion propose combinations with other partnerships or other entities, which proposal(s) will be subject to requisite approval by the Partners;

(v)	incur all costs and expenses in connection with the Partnership;

(vi)	employ, retain, engage or dismiss from employment, personnel, agents, representatives or professionals or other investment participants with the powers and duties upon the terms and for the compensation as in the discretion of the General Partner may be necessary or advisable in the carrying on of the business of the Partnership;

(vii)	engage agents, including any Affiliate or Associate of the General Partner, to assist it to carry out its management obligations to the Partnership or subcontract administrative functions to the General Partner or any Affiliate or Associate of the General Partner, including, without limitation, the Registrar and Transfer Agent;

(viii)	invest cash assets of the Partnership that are not immediately required for the business of the Partnership in short term investments;

(ix)	act as attorney in fact or agent of the Partnership in disbursing and collecting moneys for the Partnership, paying debts and fulfilling the obligations of the Partnership and handling and settling any claims of the Partnership;

(x)	commence or defend any action or proceeding in connection with the Partnership and otherwise engage in the conduct of litigation, arbitration or mediation and incur legal expense and the settlement of claims and litigation:

(xi)	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests, and the incurring of any other obligations;

(xii)	the making of tax, regulatory and other filings, or rendering of periodic or other reports to any Governmental Authority or other agencies having jurisdiction over the business or assets of the Partnership;

(xiii)	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person;

(xiv)	the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the lending of funds to other Persons; the repayment or guarantee of obligations of any Group Member and the making of capital contributions to any Group Member;

(xv)	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, limited liability companies, corporations or other relationships (including the acquisition of interests in, and the contributions of property to, the Partnership’s Subsidiaries from time to time);

(xvi)	retain legal counsel, experts, advisors or consultants as the General Partner consider appropriate and rely upon the advice of those Persons;

(xvii)	appoint the Registrar and Transfer Agent;

(xviii)	do anything that is in furtherance of or incidental to the business of the Partnership or that is provided for in this Agreement;

(xix)	obtain any insurance coverage for the benefit of the Partnership, the Partners and Indemnitees;

(xx)	the indemnification of any Person against liabilities and contingencies to the extent permitted by Law;

(xxi)	the entering into of listing agreements with any securities exchange and the delisting of some or all of the LP Units from, or requesting that trading be suspended on, any such exchange;

(xxii)	the purchase, sale or other acquisition or disposition of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests;

(xxiii)	the undertaking of any action in connection with the Partnership’s participation in the management of the Partnership Group through its directors, officers or employees or the Partnership’s direct or indirect ownership of the Group Members;

(xxiv)	cause to be registered for resale under securities Laws, any securities of, or any securities convertible or exchangeable into securities of, the Partnership held by any Person, including the General Partner or any Affiliate of the General Partner;

(xxv)	carry out the objects, purposes and business of the Partnership; and

(xxvi)	execute, acknowledge and deliver the documents necessary to effectuate any or all of the foregoing or otherwise in connection with the business of the Partnership.

(b)	No Persons dealing with the Partnership will be required to enquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership. The General Partner will insert, and cause agents of the Partnership to insert, the following clause in any contracts or agreements to which the Partnership is a party or by which it is bound:

“[            ] is a limited partnership formed under the Limited Partnerships Act (Ontario), a limited partner of which is only liable for any of its liabilities or any of its losses to the extent of the amount that the limited partner has contributed or agreed to contribute to its capital and the limited partner’s share of any undistributed income.”

7.3 Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

(a)	The General Partner or any of its Affiliates may, but shall be under no obligation to, lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may (with the prior approval of the Conflicts Committee) determine, in its discretion.

(b)	Any Group Member (including the Partnership) may lend or contribute to any other Group Member, and any Group Member may borrow from any other Group Member (including the Partnership), funds on terms and conditions determined by the General Partner. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favour of any Group Member or any other Person.

(c)	The General Partner may itself, or may enter into an agreement with any of its Affiliates (with respect to any such Affiliate who is not the General Partner or any Subsidiary of the General Partner, with prior approval of the Conflicts Committee) to, render services to a Group Member or to the Partnership in the discharge of its duties as general partner of the Partnership. The provisions of Section 5.4(f) shall apply to the rendering of services described in this Section 7.3(c).

(d)	The Partnership may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable Law.

(e)	The General Partner or any of its Affiliates (notwithstanding the proviso in this sentence, with respect to any such Affiliate who is not the General Partner or any Subsidiary of the General Partner, with prior approval of the Conflicts Committee) may sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, pursuant to transactions that are fair and reasonable to the Partnership; provided however that the requirements of this Section 7.3(e) conclusively shall be deemed to be satisfied and not a breach of any duty hereunder or existing at law, in equity or otherwise as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iii) any transaction that is fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to the Partnership). With respect to any contribution of assets to the Partnership in exchange for Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests, the Conflicts Committee, in determining whether the appropriate Partnership Interest or options, rights, warrants or appreciation rights relating to Partnership Interests are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

7.4 Title to Property

The General Partner may hold legal title to any of the assets or property of the Partnership in its name as bare trustee for the benefit of the Partnership.

7.5 Exercise of Duties

The General Partner covenants that it will exercise its powers and discharge its duties under this Agreement honestly, in good faith, and in the best interests of the Partnership, and that it will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Furthermore, subject to applicable Law or the listing rules of any applicable securities exchange, the General Partner covenants that it will maintain the confidentiality of financial and other information and data which it may obtain through or on behalf of the Partnership, the disclosure of which may adversely affect the interests of the Partnership or a Limited Partner.

7.6 Limitation of Liability

The General Partner is not personally liable for the return of any Capital Contribution made by a Limited Partner to the Partnership. Moreover, notwithstanding anything else contained in this Agreement, but subject to Section 2.9, neither the General Partner nor its officers, directors, shareholders, employees or agents are liable, responsible for or accountable in damages or otherwise to the Partnership or a Limited Partner for an action taken or failure to act on behalf of the Partnership within the scope of the authority conferred on the General Partner by this Agreement or by Law unless the act or omission was performed or omitted fraudulently or in bad faith or constituted wilful or reckless disregard of the General Partner’s obligations under this Agreement.

7.7 Indemnity of General Partner

(a) To the fullest extent permitted by Law but subject to the limitations expressly provided in this Agreement, the General Partner, the Tax Matters Partner, a Departing Partner, any Person who is or was an Affiliate of the General Partner or any Departing Partner, any Person who is or was an officer, director, employee, partner, agent or trustee of the General Partner or any Departing Partner or any Affiliate, or any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate as a director, officer, employee, partner, agent or trustee of another Person (collectively, an “Indemnitee”) will be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities joint or several expenses (including, without limitation, legal fees and expenses on a solicitor/client basis), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as:

(i)	the General Partner, the Tax Matters Partner, a Departing Partner or any of their Affiliates; or

(ii)	an officer, director, employee, partner, agent or trustee of the General Partner, any Departing Partner or any of their Affiliates as a director, office, employee, agent or trustee of another Person;

provided, that

(iii)	in each case the Indemnitee acted honestly and in good faith with a view to the best interest of the Partnership;

(iv)	in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Indemnitee had reasonable grounds for believing its conduct was lawful; and

(v)	no indemnification pursuant to this Section 7.7 will be available to an Indemnitee where the Indemnitee has been adjudged by a final decision of a court of competent jurisdiction in Ontario that is no longer appealable to have been in breach of, or negligent in the performance of, its obligations under this Agreement. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not create a presumption that the Indemnitee acted in a manner contrary to that specified above.

Any indemnification pursuant to this Section 7.7(a) will be made only out of the assets of the Partnership.

(b)

To the fullest extent permitted by law, expenses (including, without limitation, legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding will, from time to time, be advanced by the Partnership prior to the final disposition of any claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay that amount if it is determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

(c)	The indemnification provided by this Section 7.7 will be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of Law or otherwise, as to actions in the Indemnitee’s capacity as:

(i)	the General Partner, a Departing Partner or any of their Affiliates;

(ii)	an officer, director, employee, partner, agent or trustee of the General Partner, any Departing Partner or any of their Affiliates; or

(iii)	a Person serving at the request of the General Partner, any Departing Partner or any of their Affiliates as a director, officer, employee, agent or trustee of another Person,

and will continue as to an Indemnitee who has ceased to serve in that capacity and as to action in any other capacity.

(d)	The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of those Persons (other than the General Partner itself) as the General Partner determines, against any liability that may be asserted against or expense that may be incurred by that Person in connection with the Partnership’s activities, whether or not the Partnership would have the power to indemnify those Persons against those liabilities under the provisions of this Agreement.

7.8 Other Matters Concerning the General Partner

(a)	The General Partner may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b)	The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by it, and any act taken or omitted in reliance upon the opinion (including, without limitation, an opinion of counsel) of any of those Persons as to matters that the General Partner reasonably believes to be within that Person’s professional or expert competence will be conclusively presumed to have been done or omitted in good faith and in accordance with that opinion.

(c)	The General Partner has the right, in respect of any of its power, authority or obligations under this Agreement, to act through any of its duly authorized officers.

(d)	Any standard of care or duty imposed under the Act or any applicable Law will be modified, waived or limited as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the power or authority prescribed in this Agreement, so long as that action is reasonably believed by the General Partner to be in, or not opposed to, the best interests of the Partnership.

(e)	Notwithstanding anything to the contrary in this Agreement, (i) it shall be deemed not to be a breach of the General Partner’s or any other Indemnitee’s duties or any other obligation of any type whatsoever of the General Partner or any other Indemnitee for the Indemnitee (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of any Group Member, (iii) the General Partner and the Indemnitees shall have no obligation hereunder or as a result of any duty otherwise existing at Law or otherwise to present business opportunities to any Group Member and (iv) the doctrine of “corporate opportunity” or other analogous doctrine shall not apply to any such Indemnitee.

7.9 Indemnity of Partnership

The General Partner hereby indemnifies and holds harmless the Partnership and each Limited Partner from and against all costs, expenses, damages or liabilities suffered or incurred by the Partnership or any Limited Partner by reason of an act of wilful misconduct or gross negligence by the General Partner or of any act or omission not believed by the General Partner in good faith to be within the scope of the authority conferred on the General Partner by this Agreement.

7.10 Restrictions upon the General Partner

The General Partner will not:

(a)	dissolve the affairs of the Partnership except in accordance with the provisions of Article 13; or

(b)	do any act prohibited by the Act.

7.11 Employment of an Affiliate or Associate

The General Partner may itself, or may enter into an agreement with any of its Affiliates (notwithstanding the proviso in this sentence, with respect to any such Affiliate who is not the General Partner or any Subsidiary of the General Partner, with prior approval of the Conflicts Committee) to, render services to a Group Member or to the General Partner in the discharge of its duties as general partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided however that the requirements of this Section 7.11 conclusively shall be deemed satisfied and not a breach of any duty hereunder or existing at Law or otherwise as to any transaction (i) approved by Special Approval, (ii) the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) that is fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to the Partnership). The provisions of Section hall apply to the rendering of services described in this Section 7.11.

7.12 Removal of the General Partner

(a)	The General Partner is deemed to have been elected as general partner of the Partnership as of the filing of the Declaration and such election shall be deemed to have been ratified upon the effectiveness of the Arrangement. Except as provided for in this Section 7.12, the General Partner may not be removed as general partner of the Partnership.

(b)	Upon the passing of any resolution of the directors or shareholders of the General Partner requiring or relating to the bankruptcy, dissolution, liquidation or winding-up or the making of any assignment for the benefit of creditors of the General Partner, or upon the appointment of a receiver of the assets and undertaking of the General Partner, or upon the General Partner failing to maintain its status under Section 2.5(a), the General Partner will cease to be qualified to act as the general partner under this Agreement and will be deemed to have been removed as a general partner of the Partnership and a new general partner will, in these instances, be appointed by the Partners by an Ordinary Resolution of the holders of the Common Units (any such action by the holders of the Common Units to be taken with the prior approval of the Conflicts Committee) within 180 days of receipt of written notice of that event (which written notice will be provided by the General Partner promptly upon the occurrence of that event) provided that the General Partner will not cease to be the General Partner until the earlier of the appointment of a new general partner and the expiry of the 180 day period.

(c)

The General Partner may be removed by an Ordinary Resolution of the holders of the Common Units (any such action by the holders of the Common Units to be taken with the prior approval of the Conflicts Committee). The General Partner may not under any circumstance be removed by the holders of the Exchangeable Units. Any removal of the General Partner under this Section 7.12(c) must also provide for the election and succession of a new general partner pursuant to an Ordinary Resolution of the holders of the Common Units. Any removal under this Section 7.12(c) will be effective immediately before the election of the successor general partner to the Partnership.

7.13 Voluntary Withdrawal of the General Partner

Without the prior approval of the Conflicts Committee, the Partnership and the holders of the Exchangeable Units by Ordinary Resolution, Holdings covenants and agrees in favour of the Partnership that, as long as any outstanding Exchangeable Units are owned by any Person other than Holdings or any of its subsidiaries, Holdings will not voluntarily cease to be the sole general partner of the Partnership.

7.14 Condition Precedent

As a condition precedent to the resignation or removal of the General Partner, the Partnership will pay all amounts payable by the Partnership to the General Partner pursuant to this Agreement accrued to the date of resignation or removal subject to any claims or liabilities of the General Partner to the Partnership.

7.15 Transfer to New General Partner

On the admission of a new general partner to the Partnership on the resignation or removal of the General Partner, the resigning or retiring General Partner will do all things and take all steps to transfer the administration, management, control and operation of the business of the Partnership and the books, records and accounts of the Partnership to the new general partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect that transfer in a timely fashion.

7.16 Transfer of Title to New General Partner

On the resignation, removal or withdrawal of the General Partner and the admission of a new general partner, the resigning or retiring General Partner will, at the cost of the Partnership, transfer title to the Partnership’s property to the new general partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect that transfer in a timely fashion.

7.17 Release By Partnership

On the resignation or removal of the General Partner, the Partnership will release and hold harmless the General Partner resigning or being removed, from any costs, expenses, damages or liabilities suffered or incurred by the General Partner as a result of or arising out of events which occur in relation to the Partnership after that resignation or removal.

7.18 New General Partner

A new general partner will become a party to this Agreement by signing a counterpart of this Agreement and will agree to be bound by all of the provisions of this Agreement and to assume the obligations, duties and liabilities of the General Partner under this Agreement as from the date the new general partner becomes a party to this Agreement.

7.19 Transfer of General Partner Interest

Subject to Section 7.18, the General Partner may, without the approval of the Limited Partners (but with the prior approval of the Conflicts Committee) transfer all, but not less than all, of the General Partner’s Partnership Interests:

(a)	to a Subsidiary of the General Partner;

(b)	in connection with the General Partner’s merger or amalgamation with or into another entity; or

(c)	to the purchaser of all or substantially all of the General Partner’s assets,

provided that, in all cases, the transferee assumes the rights and duties of the General Partner and agrees to be bound by the provisions of this Agreement.

7.20 Resolution of Conflict of Interests

(a)	Unless otherwise expressly provided in this Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner (other than the General Partner), on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, or any agreement contemplated herein or therein, or of any duty hereunder or existing at Law or otherwise, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may (if the conflict of interest involves an Affiliate of the General Partner who is not the General Partner or any Subsidiary of the General Partner, with the approval of the Conflicts Committee) also adopt a resolution or course of action that has not received Special Approval. Failure to seek Special Approval shall not be deemed to indicate that a conflict of interest exists or that Special Approval could not have been obtained. If Special Approval is not sought and the Board of Directors of the General Partner (and, if the conflict of interest involves an Affiliate of the General Partner who is not the General Partner or any Subsidiary of the General Partner, the Conflicts Committee) determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (ii) or (iii) above, then it shall be presumed that, in making its decision, the Board of Directors (and, if applicable, the Conflicts Committee) acted in good faith, and in any proceeding brought by or on behalf of any Limited Partner, the Partnership or any other Person bound by this Agreement challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at Law, and without limitation of Section 7.3, the existence of the conflicts of interest described in or contemplated by the Information Statement are hereby approved, and all such conflicts of interest are waived, by all Partners and shall not constitute a breach of this Agreement.

(b)

Notwithstanding any other provision of this Agreement or otherwise applicable provision of Law, but subject to Conflicts Committee approval where so provided, whenever in this Agreement or any other agreement contemplated hereby or otherwise the General Partner, in its capacity as the general partner of the Partnership, is permitted to or required to make a decision in its “sole discretion” or “discretion” or that it deems “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude, then the General Partner, or such Affiliates causing it to do so, shall, to the fullest extent permitted by law, make such decision in its sole discretion (regardless of whether there is a reference to “sole discretion” or “discretion”), and shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Partnership or the Partners, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the Act or under any other Law. Whenever in this Agreement or any other agreement contemplated hereby or otherwise the General Partner is permitted to or required to make a decision in its “good faith” then for purposes of this Agreement, the General

Partner, or any of its Affiliates that cause it to make any such decision, shall be conclusively presumed to be acting in good faith if such Person or Persons subjectively believe(s) that the decision made or not made is in the best interests of the Partnership.

(c)	Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as a general partner of the Partnership, whether under this Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by Law, to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner, any Record Holder or any other Person bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Act or any other Law.

(d)	Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be in its sole discretion.

(e)	Except as expressly set forth in this Agreement, to the fullest extent permitted by law, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership, any Limited Partner or any other Person bound by this Agreement, and the provisions of this Agreement, to the extent that they restrict or otherwise modify or eliminate the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at Law, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(f)	The Limited Partners hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.20.

(g)	The Limited Partners expressly acknowledge that the General Partner is under no obligation to consider the separate interests of the Limited Partners (including, without limitation, the tax consequences to Limited Partners) in deciding whether to cause the Partnership to take (or decline to take) any actions, and that the General Partner shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by Limited Partners in connection with such decisions.

ARTICLE 8

FINANCIAL INFORMATION

8.1 Books and Records

The General Partner will keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business including the Record. Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including, without limitation, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard disks, magnetic tape, or any other information storage device, provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time.

8.2 Reports

The General Partner will forward to the Limited Partners all reports and financial statements which may be required under applicable securities legislation or by the rules of any stock exchange on which any of the Units are listed for trading, or as the General Partner determines to be necessary or appropriate and, after the end of each Fiscal Year, an annual report containing audited financial statements of the Partnership together with the auditors’ report on those financial statements.

8.3 Right to Inspect Partnership Books and Records

(a)	In addition to other rights provided by this Agreement or by applicable Law, and except as limited by Section 8.3(b), each Limited Partner has the right, for a purpose reasonably related to that Limited Partner’s own interest as a limited partner in the Partnership, upon reasonable demand and at that Limited Partner’s own expense, to receive:

(i)	a current list of the name and last known address of each Limited Partner;

(ii)	copies of this Agreement, the Declaration, the Record and amendments to those documents;

(iii)	copies of all documents filed by the Partnership with a securities regulatory authority in Canada or a stock exchange upon which the Units are listed for trading;

(iv)	copies of minutes of meetings of the Partners; and

(v)	any other information regarding the affairs of the Partnership as is just and reasonable.

(b)	Notwithstanding Section 8.3(a), the General Partner may keep confidential from the Limited Partners for any period of time as the General Partner deems reasonable, any information of the Partnership (other than information referred to in Section 8.3(a)(ii)) which, in the reasonable opinion of the General Partner, should be kept confidential in the interests of the Partnership or that the Partnership is required by Law or by agreements with third parties to keep confidential.

8.4 Accounting Policies

The General Partner is authorized to establish from time to time accounting policies with respect to the financial statements of the Partnership and to change from time to time any policy that has been so established so long as those policies are consistent with the provisions of this Agreement and with generally accepted accounting principles in the United States.

8.5 Appointment of Auditor

The General Partner will, on behalf of the Partnership, select the Auditor on behalf of the Partnership to review and report to the Partners upon the financial statements of the Partnership for, and as at the end of each Fiscal Year, and to advise upon and make determinations with regard to financial questions relating to the Partnership or required by this Agreement to be determined by the Auditor.

ARTICLE 9

TAX MATTERS

9.1 Tax Returns and Information

The General Partner shall use commercially reasonable efforts to timely file all tax returns of the Partnership that are required to be filed under applicable law (including any U.S. or Canadian federal, provincial, state, or local tax returns). The General Partner shall use commercially reasonable efforts to furnish to all Partners necessary tax information as promptly as possible after the end of the Fiscal Year of the Partnership; provided, however, that delivery of such tax information may be subject to delay as a result of the late receipt of any necessary tax information from an entity in which the Partnership or any of its Subsidiaries holds an interest.

Each Partner agrees to file all U.S. or Canadian federal, provincial, state and local tax returns required to be filed by it in a manner consistent with the information provided to it by the Partnership.

9.2 Tax Elections

The General Partner shall determine whether to make or refrain from making the election provided for in Section 754 of the Code (a “754 Election”), and any and all other elections permitted by the Code, the Tax Act, or under the tax laws of any other relevant jurisdiction. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code (if a 754 Election is made), the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by the transferee of a Unit will be deemed to be the lowest quoted closing price of the Units on any National Securities Exchange on which such Units are traded (if any) during the calendar month in which such transfer is deemed to occur without regard to the actual price paid by such transferee.

9.3 Tax Controversies

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner and is authorized to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partners and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

9.4 Treatment as a Partnership; Election to be Treated as a Corporation

(a)	Notwithstanding anything to the contrary contained herein, the Partnership will undertake all necessary steps to preserve its status as a partnership for U.S. federal tax purposes and will not undertake any activity or make any investment or fail to take any action that will (i) cause the Partnership to earn or to be allocated income other than qualifying income as defined in Section 7704(d) of the Code, except to the extent permitted under Section 7704(c)(2) of the Code or (ii) jeopardize its status as a partnership for U.S. federal income tax purposes, provided, however if the General Partner determines in its sole discretion, for any reason (including the proposal, formally or informally, of legislation that could adversely affect the Partnership or the Partners) that it is no longer in the interests of the Partnership to continue as a partnership for U.S. federal income tax purposes, the General Partner may elect to treat the Partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes or may effect such change by merger or conversion or otherwise under applicable law.

(b)	In the event that the General Partner determines the Partnership should seek relief pursuant to Section 7704(e) of the Code to preserve the status of the Partnership as a partnership for U.S. federal (and applicable state and local) income tax purposes, the Partnership and each Partner shall agree to adjustments required by the tax authorities, and the Partnership shall pay such amounts as required by the tax authorities, to preserve the status of the Partnership as a partnership.

ARTICLE 10

MEETINGS OF THE LIMITED PARTNERS

10.1 Meetings

(a)	The General Partner may call a general meeting of Partners at any time and place as it deems appropriate in its absolute discretion for the purpose of considering any matter set out in the notice of meeting.

(b)	In addition, where Partners holding not less than 20% of the outstanding Common Units in number (the “Requisitioning Partners”) give notice signed by each of them to the General Partner, requesting a meeting of the Partners for the purposes of considering an Ordinary Resolution of the holders of Common Units to remove the General Partner and to elect a new general partner in accordance with Section 7.12(c), the General Partner will, within 60 days of receipt of that notice, convene a meeting, and if it fails to do so, any Requisitioning Partner may convene a meeting for such purpose by giving notice in accordance with this Agreement. Every meeting of Partners, however convened, will be conducted in accordance with this Agreement.

10.2 Place of Meeting

Every meeting of Partners will be in the Municipality of Metropolitan Toronto, Ontario or at any other place within or outside of Canada as the General Partner (or Requisitioning Partners, if the General Partner fails to call the meeting in accordance with Section 10.1) may designate.

10.3 Notice of Meeting

Notice of any meeting of Partners will be given to each Limited Partner not less than 21 days (but not more than 60 days) prior to the meeting, and will state:

(a)	the time, date and place of the meeting; and

(b)	in general terms, the nature of the business to be transacted at the meeting in sufficient detail to permit a Partner to make a reasoned decision on that business.

Notice of an adjourned meeting of Partners need not be given if the adjourned meeting is held within 14 days of the original meeting. Otherwise, but subject to Section 10.13, notice of adjourned meetings will be given not less than 10 days in advance of the adjourned meeting and otherwise in accordance with this section, except that the notice need not specify the nature of the business to be transacted if unchanged from the original meeting.

10.4 Record Dates

(a)	For the purpose of determining the Limited Partners who are entitled to vote or act at any meeting of Partners or any adjournment of a meeting, or for the purpose of any other action, the General Partner may from time to time cause the transfer books to be closed for a period, not exceeding 30 days, as the General Partner may determine or, without causing the transfer books to be closed, the General Partner may fix a date not more than 60 days prior to the date of any meeting of Partners or other action as a record date for the determination of Limited Partners entitled to vote at that meeting or any adjournment of the meeting or to be treated as Limited Partners of record for purposes of any other action, and any Limited Partner who was a Limited Partner at the time so fixed will be entitled to vote at the meeting or any adjournment of the meeting even though that Limited Partner has since that date disposed of the Limited Partner’s Units, and no Limited Partner becoming a Limited Partner after that fixed date will be a Limited Partner of record for purposes of that action. A Person will be a Limited Partner of record at the relevant time if the Person’s name appears in the Record, as amended and supplemented, at that time.

(b)	The record date for the determination of the holders of Exchangeable Units entitled to receive payment of, and the payment date for, any distribution declared on the Exchangeable Units under Section 5.4(a) shall be the same dates as the record date and payment date, respectively, for the dividend declared on the Holdings Shares.

10.5 Information Circular

If proxies are solicited from Limited Partners in connection with a meeting of Partners, the Person or Persons soliciting those proxies will prepare an information circular which will contain, to the extent that it is relevant and applicable, the information prescribed for information circulars by the Securities Act (Ontario) and applicable rules and regulations thereunder.

10.6 Proxies

Any Limited Partner entitled to vote at a meeting of Partners may vote by proxy if a form of proxy has been received by the General Partner or the chairperson of the meeting for verification prior to the time fixed by the General Partner, which time will not exceed 48 hours, excluding Saturdays, Sundays and holidays, preceding the meeting, or any adjournment of the meeting.

10.7 Validity of Proxies

A proxy purporting to be executed by or on behalf of a Limited Partner will be considered to be valid unless challenged at the time of or prior to its exercise. The Person challenging the proxy will have the burden of proving to the satisfaction of the chairperson of the meeting that the proxy is invalid and any decision of the chairperson concerning the validity of a proxy will be final. Proxies will be valid only at the meeting with respect to which they were solicited, or any adjournment of the meeting, but in any event will cease to be valid one year from their date. A proxy given on behalf of joint holders must be executed by all of them and may be revoked by any of them, and if more than one of several joint holders is present at a meeting and they do not agree which of them is to exercise any vote to which they are jointly entitled, they will, for the purposes of voting, be deemed not to be present. A proxy holder need not be a holder of a Unit.

10.8 Form of Proxy

Every proxy will be substantially in the form as may be approved by the General Partner or as may be satisfactory to the chairperson of the meeting at which it is sought to be exercised.

10.9 Revocation of Proxy

A vote cast in accordance with the terms of an instrument of proxy will be valid notwithstanding the previous death, incapacity, insolvency or bankruptcy of the Limited Partner giving the proxy or the revocation of the proxy unless written notice of that death, incapacity, insolvency, bankruptcy or revocation has been received by the chairperson of the meeting prior to the commencement of the meeting.

10.10 Corporations

A Limited Partner which is a corporation may appoint an officer, director or other authorized person as its representative to attend, vote and act on its behalf at a meeting of Partners.

10.11 Attendance of Others

Any officer or director of the General Partner, legal counsel for the General Partner and the Partnership and representatives of the Auditor will be entitled to attend any meeting of Partners. The General Partner has the right to authorize the presence of any Person at a meeting regardless of whether the Person is a Partner. With the approval of the General Partner that Person is entitled to address the meeting.

10.12 Chairperson

The General Partner may nominate a Person, including, without limitation, an officer or director of the General Partner, (who need not be a Limited Partner) to be chairperson of a meeting of Partners and the person nominated by the General Partner will be chairperson of that meeting unless the Partners elect another chairperson by Ordinary Resolution of the holders of the Common Units.

10.13 Quorum

A quorum at any meeting of Partners will consist of one or more Partners present in person or by proxy holding a majority of the voting power which may be exercised at such meeting. If, within half an hour after the time fixed for the holding of the meeting, a quorum for the meeting is not present, the meeting:

(a)	if called by or on the requisition of Partners, will be terminated; and

(b)	if called by the General Partner, will be held at the same time and place on the day which is 14 days later (or if that date is not a business day, the first business day prior to that date). The General Partner will give three days’ notice to Limited Partners of the date of the reconvening of the adjourned meeting and at the reconvened meeting the quorum will consist of the Partners then present in person or represented by proxy.

10.14 Voting

(a)	Unless otherwise specifically provided in this Agreement, the Exchangeable Units shall not be given a vote on any matter.

(b)	Every question submitted to a meeting of Partners will be decided by an Ordinary Resolution on a show of hands unless otherwise required by this Agreement or a poll is demanded by a Partner, in which case a poll will be taken. In the case of an equality of votes, the chairperson will not have a casting vote and the resolution will be deemed to be defeated. The chairperson will be entitled to vote in respect of any Units held by the chairperson or for which the chairperson may be a proxyholder. On any vote at a meeting of Partners, a declaration of the chairperson concerning the result of the vote will be conclusive.

(c)	On a poll, each Person present at the meeting will have one vote for each Unit entitled to vote in respect of which the Person is shown on the Record as a Partner at the record date and for each Unit in respect of which the Person is the proxyholder. Each Partner present at the meeting and entitled to vote at the meeting will have one vote on a show of hands. If Units are held jointly by two or more persons and only one of them is present or represented by proxy at a meeting of Unitholders, that Unitholder may, in the absence of the other or others, vote with respect those Units, but if more than one of them is present or represented by proxy, they will vote together on the whole Units held jointly. Where this Agreement or applicable Law only permits certain Units to be voted on a matter, only votes in respect of such Units will be recognized.

10.15 Poll

A poll requested or required will be taken at the meeting of Partners or an adjournment of the meeting in any manner as the chairperson directs.

10.16 Powers of Limited Partners; Resolutions Binding

The Limited Partners will have only the powers set out in this Agreement and any additional powers provided by Law. Subject to the foregoing sentence, any resolution passed in accordance with this Agreement will be binding on each Partner and that Partner’s respective heirs, executors, administrators, successors and assigns, whether or not that Partner was present in person or voted against any resolution so passed.

10.17 Conditions to Action by Limited Partners

The right of the Limited Partners to vote to amend this Agreement or to approve or initiate the taking of, or take, any other action at any meeting of Partners will not come into existence or be effective in any manner unless and until, prior to the exercise of any right or the taking of any action, the Partnership has received an opinion of counsel advising the Limited Partners (at the expense of the Partnership) as to the effect that the exercise of those rights or the taking of those actions may have on the limited liability of any Limited Partners other than those Limited Partners who have initiated that action, each of whom expressly acknowledges that the exercise of the right or the taking of the action may subject each of those Limited Partners to liability as a general partner under the Act or similar legislation in Canada.

10.18 Minutes

The General Partner will cause minutes to be kept of all proceedings and resolutions at every meeting and will cause all minutes and all resolutions of the Partners consented to in writing to be made and entered in books to be kept for that purpose. Any minutes of a meeting signed by the chairperson of the meeting will be deemed evidence of the matters stated in them and the meeting will be deemed to have been duly convened and held and all resolutions and proceedings shown in them will be deemed to have been duly passed and taken.

10.19 Additional Rules and Procedures

To the extent that the rules and procedures for the conduct of a meeting of the Partners are not prescribed in this Agreement, the rules and procedures will be determined by the General Partner.

ARTICLE 11

HOLDINGS SUCCESSORS

11.1 Certain Requirements in Respect of Combination, etc.

As long as any Exchangeable Units (other than those owned by Holdings or its subsidiaries) are outstanding, Holdings shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation resulting therefrom, unless:

(a)	such other Person or continuing corporation (such other Person or continuing corporation (or, in the event of a merger, amalgamation or similar transaction pursuant to which holders of shares in the capital of Holdings are entitled to receive shares or other ownership interests in the capital of any corporation or other legal entity other than such other Person or continuing corporation, then such corporation or other legal entity in which holders of shares in the capital of Holdings are entitled to receive an interest) is herein called the “Holdings Successor”) by operation of law, becomes, without more, bound by the terms and provisions of this Agreement and the Voting Trust Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Holdings Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Holdings Successor to pay or cause to be paid and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Holdings under this Agreement; and

(b)	such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

Where the foregoing conditions are satisfied, all references herein to Holdings Shares shall be deemed to be references to the shares of the Holdings Successor which has assumed the obligations of Holdings and all references to Holdings shall be to Holdings Successor, without amendment hereto or any further action whatsoever. For the avoidance of doubt, if a transaction described in this Section 11.1 results in holders of Exchangeable Units being entitled to exchange their Exchangeable Units for shares of a Holdings Successor in a different ratio than that set out herein, then this Agreement shall be deemed to be amended to refer to such different ratio(s).

11.2 Vesting of Powers in Successor

Whenever the conditions of Section 11.1 have been duly observed and performed, the parties, if required by Section 11.1, shall execute and deliver the supplemental agreement provided for in Section 11.1(a) and thereupon the Holdings Successor shall possess and from time to time may exercise each and every right and power of Holdings under this Agreement in the name of Holdings or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Holdings Board of Directors or any officers of Holdings may be done and performed with like force and effect by the directors or officers of such Holdings Successor.

11.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Holdings with or into Holdings or the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Holdings (other than the Partnership) provided that all of the assets of such subsidiary are transferred to Holdings or another wholly-owned direct or indirect subsidiary of Holdings or any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Holdings among the shareholders of such subsidiary, and any such transactions are expressly permitted by this Article 11.

ARTICLE 12

NOTICES

12.1 Address

Any notice or other written communication which must be given or sent under this Agreement will be given by first-class mail or personal delivery to the address of the General Partner and the Limited Partners as follows:

(a)	in the case of the General Partner, —; and

(b)	in the case of Limited Partners, to the postal address inscribed in the Record, or any other new address following a change of address in conformity with Section 12.2.

12.2 Change of Address

A Limited Partner may, at any time, change the Limited Partner’s address for the purposes of service by written notice to the General Partner which will promptly notify the Registrar and Transfer Agent, if different from the General Partner. The General Partner may change its address for the purpose of service by written notice to all the Limited Partners.

12.3 Accidental Failure

An accidental omission in the giving of, or failure to give, a notice required by this Agreement will not invalidate or affect in any way the legality of any meeting or other proceeding in respect of which that notice was or was intended to be given.

12.4 Disruption in Mail

In case of any disruption, strike or interruption in the Canadian postal service after mailing and before receipt or deemed receipt of a document, it will be deemed to have been received on the sixth business day following full resumption of the Canadian postal service.

12.5 Receipt of Notice

Subject to Section 12.4, notices given by first-class mail will be deemed to have been received on the third business day following the deposit of the notice in the mail and notices given by delivery will be deemed to have been received on the date of their delivery.

12.6 Undelivered Notices

If the General Partner sends a notice or document to a Limited Partner in accordance with Section 12.1 and the notice or document is returned on three consecutive occasions because the Limited Partner cannot be found, the General Partner is not required to send any further notices or documents to the Limited Partner until the Limited Partner informs the General Partner in writing of the Limited Partner’s new address.

ARTICLE 13

DISSOLUTION AND LIQUIDATION

13.1 Events of Dissolution

The Partnership will follow the procedure for dissolution established in Section 13.3 upon the occurrence of any of the following events or dates:

(a)	the removal or deemed removal of the sole General Partner unless the General Partner is replaced as provided in Sections 7.12 or 7.13;

(b)	the sale, exchange or other disposition of all or substantially all of the property of the Partnership, if approved in accordance with this Agreement; or

(c)	a decision of the General Partner to dissolve the Partnership.

13.2 No Dissolution

The Partnership will not come to an end by reason of the death, bankruptcy, insolvency, mental incompetency or other disability of any Limited Partner or upon transfer of any Units.

13.3 Procedure on Dissolution

Upon the occurrence of any of the events set out in Section 13.1, the General Partner (or in the event of an occurrence specified in Section 13.1(a), any other Person as may be appointed by Ordinary Resolution of the holders of the Common Units) will act as a receiver and liquidator of the assets of the Partnership and will:

(a)	sell or otherwise dispose of that part of the Partnership’s assets as the receiver considers appropriate;

(b)	pay or provide for the payment of the debts and liabilities of the Partnership and liquidation expenses;

(c)	if there are any assets of the Partnership remaining, distribute all property and cash, (i) first, to the holder of the Preferred Units until such holder has received the aggregate Liquidation Preference and (ii) second, to Holdings to the extent permitted under Section 5.4(f) until sufficient amounts have been provided to Holdings to ensure that any property and cash distributed to Holdings as holder of the Common Units pursuant to Section 13.3(c)(iii) will be available for distribution to holders of Holdings Shares in an amount per share equal to distributions in respect of each Exchangeable Unit pursuant to Section 13.3(c)(iii), and (iii) third, to the holders of the Common Units and Exchangeable Units pro rata in accordance with their respective Percentage Interests; and

(d)	file the declaration of dissolution prescribed by the Act and satisfy all applicable formalities in those circumstances as may be prescribed by the laws of other jurisdictions where the Partnership is registered. In addition, the General Partner will give prior notice of any dissolution of the Partnership by mailing to each Limited Partner and to the Registrar and Transfer Agent a notice at least 21 days prior to the filing of the declaration of dissolution prescribed by the Act.

13.4 Dissolution

The Partnership will be dissolved upon the completion of all matters set out in Section 13.3.

13.5 No Right to Dissolve

No Limited Partner has the right to ask for the dissolution of the Partnership, for the winding-up of its affairs or for the distribution of its assets.

13.6 Agreement Continues

Notwithstanding the dissolution of the Partnership, this Agreement will not terminate until the provisions of Section 13.3 have been satisfied.

13.7 Capital Account Restoration.

No Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership or otherwise.

ARTICLE 14

AMENDMENT

14.1 Power to Amend

Subject to Section 14.2 and the rights of Exchangeable Units set forth in Schedule A, this Agreement may be amended only in writing and only with the consent of the Partners given by Ordinary Resolution of the holders of the Common Units (together with the approval of the General Partner following approval by the Conflicts Committee) provided that:

(a)	no amendment will be made to this Agreement which would have the effect of changing the Partnership from a limited partnership to a general partnership without the unanimous written consent of the Partners; and

(b)	no amendment will be made to this Agreement without the consent of the General Partner which would have the effect of adversely affecting the rights and obligations of the General Partner (other than an amendment to give effect to the removal of the General Partner in accordance with Section 7.12 or an amendment to effect a dissolution of the Partnership pursuant to Section 13.1(c)); and

(c)	no amendment to this Agreement may give any Person the right to dissolve the Partnership, other than the General Partner’s right to dissolve the Partnership pursuant to Section 13.1(c).

14.2 Amendment by General Partner

Each Limited Partner agrees that the General Partner (pursuant to its powers of attorney from the Limited Partners or as expressly provided in this Agreement), without the approval of any Limited Partner, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection with that amendment, to reflect:

(a)	a change in the name of the Partnership or the location of the principal place of business or the registered office of the Partnership;

(b)	admission, substitution, withdrawal or removal of Limited Partners in accordance with this Agreement;

(c)	a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership which the Limited Partners have limited liability under the applicable laws;

(d)

with the prior approval of the Conflicts Committee, a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to enable Partners to take advantage of, or not be detrimentally affected by, changes, proposed changes or differing interpretations with respect to any of the Tax Act, the Code, Treasury Regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service and judicial decisions, or other taxation laws;

(e)	a change to amend or add any provision, or to cure any ambiguity or to correct or supplement any provisions contained in this Agreement which may be defective or inconsistent with any other provision contained in this Agreement or which should be made to make this Agreement consistent with the disclosure set out in the Information Statement;

(f)	a change that, in the sole discretion of the General Partner does not materially adversely affect the Limited Partners;

(g)	a change that the General Partner determines (i) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Governmental Authority or contained in any Law or (B) with the prior approval of the Conflicts Committee, facilitate the trading of the Limited Partner Interests or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are or will be listed, or (iii) is required to effect the intent expressed in the Information Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(h)	a change in the Fiscal Year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the Fiscal Year or taxable year of the Partnership;

(i)	an amendment that is necessary, in the opinion of counsel to the Partnership, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from having a material risk of being in any manner subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(j)	an amendment that the General Partner determines in its sole discretion to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests pursuant to Section 3.4;

(k)	any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(l)	an amendment that the General Partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Sections 2.2; and

(m)	any other amendments substantially similar to the foregoing.

14.3 Notice of Amendments

The General Partner will notify the Limited Partners in writing of the full details of any amendment to this Agreement, if any, within 60 days of the effective date of the amendment.

ARTICLE 15

MISCELLANEOUS

15.1 Binding Agreement

Subject to the restrictions on assignment and transfer contained in this Agreement, this Agreement will enure to the benefit of and be binding upon the parties to this Agreement and their respective heirs, executors, administrators and other legal representatives, successors and assigns.

15.2 Time

Time will be of the essence of this Agreement.

15.3 Counterparts

This Agreement, or any amendment to it, may be executed in multiple counterparts (including via telecopier), each of which will be deemed an original agreement. This Agreement may also be executed and adopted in any instrument signed by a Limited Partner with the same effect as if the Limited Partner had executed a counterpart of this Agreement. All counterparts and adopting instruments will be construed together and will constitute one and the same agreement.

15.4 Governing Law

This Agreement and the Schedules to this Agreement will be governed and construed exclusively according to the laws of the Province of Ontario and the laws of Canada applicable therein and the parties to this Agreement irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

15.5 Severability

If any part of this Agreement is declared invalid or unenforceable, then that part will be deemed to be severable from this Agreement and will not affect the remainder of this Agreement.

15.6 Further Acts

The parties will perform and cause to be performed any further and other acts and things and execute and deliver or cause to be executed and delivered any further and other documents as counsel to the Partnership considers necessary or desirable to carry out the terms and intent of this Agreement.

15.7 Entire Agreement

This Agreement constitutes the entire agreement among the parties to this Agreement with respect to the subject matter of this Agreement.

15.8 Limited Partner Not a General Partner

If any provision of this Agreement has the effect of imposing upon any Limited Partner (other than the General Partner) any of the liabilities or obligations of a general partner under the Act, that provision will be of no force and effect.

15.9 Language of Agreement

The parties to this Agreement have expressly agreed that this Agreement be drawn in the English language. Les parties aux présentes ont expressément convenu que le présent contrat soit rédigé en anglais.

IN WITNESS WHEREOF the parties to this Agreement have executed this Agreement as of the date set out above.

[HOLDINGS]

by
Name:
Title:

[—] as Initial Limited Partner

by
Name:
Title:

[HOLDINGS] as General Partner of the Partnership and agent and attorney for the Limited Partners by
Name:
Title:

SCHEDULE A

EXCHANGEABLE UNITS OF THE PARTNERSHIP

SCHEDULE A

EXCHANGEABLE UNITS OF THE PARTNERSHIP

ARTICLE 1

DEFINITIONS

For the purposes of this Schedule A, unless the context otherwise requires, each term denoted herein by initial capital letters and not otherwise defined herein shall have the meanings ascribed thereto in Section 1.1 of the Agreement. The following definitions are applicable to the terms of the Exchangeable Units:

“Canadian Dollar Equivalent” means, in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date, the product obtained by multiplying:

(a)	the Foreign Currency Amount, by

(b)	the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the General Partner to be appropriate for such purpose;

“Cash Amount” in respect of an Exchangeable Unit, means a cash amount equal to the Current Market Price of a Holdings Share on the last Business Day prior to the Exchange Date, as applicable;

“Current Market Price” means, in respect of a Holdings Share on any date, the weighted average trading price of the Holdings Shares on the NYSE during a period of 20 consecutive trading days ending not more than one trading days before such date (and in respect of Canadian dollar determinations, the Canadian Dollar Equivalent thereof), or, if the Holdings Shares are not then listed on the NYSE, on such other stock exchange or automated quotation system on which the Holdings Shares are listed or quoted, as may be selected by the General Partner for such purpose; provided, however, that if, in the opinion of the General Partner (with the prior approval of the Conflicts Committee where the determination is made in the context of a holder of Exchangeable Units who is an Affiliate of the General Partner or the Partnership), the public distribution or trading activity of the Holdings Shares during such period does not create a market which reflects the fair market value of a Holdings Share, then the Current Market Price of a Holdings Share shall be determined by the General Partner (with the prior approval of the Conflicts Committee where the determination is made in the context of a holder of Exchangeable Units who is an Affiliate of the General Partner or the Partnership), in good faith and in its sole discretion, and provided, further, that any such selection, opinion or determination by the General Partner shall be conclusive and binding;

“Exchange Date” has the meaning set out in Section 2.1(b) of this Schedule A;

“Exchange Notice” means the notice in the form of Exhibit A hereto or in such other form as may be acceptable to the Partnership;

“Exchange Right” has the meaning set out in Section 2.1 of this Schedule A;

“Exchanged Shares” in respect of an Exchangeable Unit, means one Holdings Share;

“Exempt Exchangeable Voting Event” means any matter in respect of which applicable law provides holders of Exchangeable Units with a vote as holders of Units of the Partnership in order to approve or disapprove, as applicable, any change to, or any change in the rights of the holders of, the Exchangeable Units, where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Exchangeable Units and the Holdings Shares;

“Holdings Control Transaction” shall be deemed to have occurred if:

(a)	any Person, firm or corporation acquires directly or indirectly any voting security of Holdings and immediately after such acquisition, the acquirer has voting securities representing more than 50 per cent of the total voting power of all the then outstanding voting securities of Holdings on a fully-diluted basis;

(b)	the shareholders of Holdings shall approve a merger, consolidation, recapitalization or reorganization of Holdings, other than any transaction which would result in the holders of outstanding voting securities of Holdings immediately prior to such transaction having at least a majority of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction, with the voting power of each such continuing holder relative to other continuing holders not being altered substantially in the transaction; or

(c)	the shareholders of Holdings shall approve a plan of complete liquidation of Holdings or an agreement for the sale or disposition by Holdings of all or substantially all of Holdings assets;

“Holdings Dividend Declaration Date” means the date on which the board of directors of Holdings declares any dividend or distribution on the Holdings Shares;

“Holdings Shares” means the common shares in the capital of Holdings;

“Merger Effective Date” has the meaning set out in the Arrangement Agreement;

“Merger Effective Time” has the meaning set out in the Arrangement Agreement;

“NYSE” means the New York Stock Exchange, Inc.;

“Subject Units” has the meaning set out in Section 2.1(b) of this Schedule A; and

“Trustee” means — or such other trustee chosen by Holdings, acting reasonably, to act as trustee under the Voting Trust Agreement.

ARTICLE 2

EXCHANGE OF EXCHANGEABLE UNITS BY HOLDER

2.1 Exchange Right

(a)	From and after the one year anniversary of the date of the Merger Effective Date, a holder of Exchangeable Units shall, from time to time, have the right to require the Partnership to repurchase (the “Exchange Right”) any or all of the Exchangeable Units held by such holder for either (i) the Exchanged Shares or (ii) the Cash Amount, the form of consideration to be determined by the General Partner for and on behalf of the Partnership (in the case of any holder of Exchangeable Units who is an Affiliate of the General Partner or the Partnership, with the prior approval of the Conflicts Committee) in its sole and absolute discretion. Written notice of the determination of the form of consideration shall be given to the holder of the Exchangeable Units exercising the Exchange Right no later than 10 Business Days prior to the Exchange Date.

(b)

To exercise the Exchange Right, the holder shall present and surrender at the office of the Partnership (or at any office of the Registrar and Transfer Agent as may be specified by the Partnership by notice to the holders of Exchangeable Units) a duly executed Exchange Notice and, where applicable, the Certificate or Certificates representing the Exchangeable Units which the holder desires to have exchanged, together with such additional documents and instruments as the Registrar and Transfer Agent and the Partnership may reasonably require. The Exchange Notice shall (i) specify the number of Exchangeable Units in respect of which the holder is exercising the Exchange Right (the “Subject Units”) and (ii) state the Business Day on which the holder desires to have the Partnership exchange the Subject Units (the “Exchange Date”), provided that the Exchange Date shall be not less than 15

Business Days nor more than 30 Business Days after the date on which the Exchange Notice is received by the Partnership and further provided that, in the event that no such Business Day is specified by the holder in the Exchange Notice, the Exchange Date shall be deemed to be the 15th Business Day after the date on which the Exchange Notice is received by the Partnership.

2.2 Share Settlement Option

If the General Partner elects to repurchase the Subject Units for Holdings Shares, and provided that the Exchange Notice is not revoked by the holder in the manner specified in Section 2.5 of this Schedule A, effective at the close of business on the Exchange Date:

(a)	the Partnership shall have, and shall be deemed to have, repurchased the Subject Units for cancellation in consideration for the transfer to such holder of the applicable number of Exchanged Shares and such holder shall be deemed to have transferred to the Partnership all of such holder’s right, title and interest in and to the Subject Units;

(b)	Holdings shall deliver (or cause to be delivered) to such holder, for and on behalf of the Partnership and in the manner provided for in Section 2.4 of this Schedule A, the applicable number of Exchanged Shares; and

(c)	the Partnership shall issue to Holdings a number of Common Units equal to the number of Exchanged Shares delivered to such holder pursuant to Section 3.2(b), in consideration for Holdings delivering such Exchanged Shares to such holder.

2.3 Cash Settlement Option

If the General Partner elects to repurchase the Subject Units for the Cash Amount, and provided that the Exchange Notice is not revoked by the holder in the manner specified in Section 2.5 of this Schedule A, effective at the close of business on the Exchange Date:

(a)	the Partnership shall have, and shall be deemed to have, repurchased the Subject Units for cancellation in consideration for the payment to such holder of the aggregate Cash Amount and such holder shall be deemed to have transferred to the Partnership all of such holder’s right, title and interest in and to the Subject Units; and

(b)	the Partnership shall deliver (or cause to be delivered) to such holder the applicable Cash Amount.

2.4 Effect of Exchange

(a)	Subject to compliance by the applicable holder of the Subject Units with the terms of this Schedule A, the Partnership (or Holdings for and on behalf of the Partnership) shall deliver or cause the Registrar and Transfer Agent to deliver to the relevant holder, as applicable (i) the applicable Exchanged Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or (ii) a cheque representing the applicable Cash Amount, in each case, less any amounts withheld on account of tax pursuant to Section 5.4 of the Agreement, and such delivery by or on behalf of the Partnership or by the Registrar and Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total consideration payable or issuable.

(b)	On and after the close of business on the Exchange Date, the holders of the Subject Units shall cease to be holders of such Subject Units and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the applicable consideration, unless payment of the consideration is not made in accordance with the provisions of this Article 3. On and after the close of business on the Exchange Date, provided that presentation and surrender of Certificates (if applicable) and payment of the applicable consideration has been made in accordance with the foregoing provisions, the holder of the Subject Units exchanged for Holdings Shares shall thereafter be considered and deemed for all purposes to be a holder of the Holdings Shares delivered to it.

(c)	As a condition to delivery of the consideration, the Partnership and the Registrar and Transfer Agent may require presentation and surrender at the office of the Partnership (or at any office of the Registrar and Transfer Agent as may be specified by the Partnership) of such documents and instruments as the Transfer Agent and the Partnership may reasonably require.

(d)	Notwithstanding Section 2.4(b) of this Schedule A, where a record date in respect of a distribution occurs prior to the Exchange Date and there is any declared and unpaid distribution on any Exchangeable Unit exchanged hereunder, subject to Section 4.1 of this Schedule A, such distribution shall remain payable and shall be paid in the applicable form on the designated payment date to the former holder of the Exchangeable Unit so exchanged hereunder.

(e)	If only a part of the Exchangeable Units represented by any Certificate is exchanged, a new Certificate for the balance of such Exchangeable Units shall be issued to the holder at the expense of the Partnership.

(f)	All filing fees, transfer taxes, sales taxes, document stamps or other similar charges levied by any Governmental Authority in connection with the repurchase of the Exchangeable Units pursuant to this Agreement shall be paid by the Partnership; provided, however, that the holder of such Exchangeable Units shall pay any such fees, taxes, stamps or similar charges that may be payable as a result of any transfer of the consideration payable in respect of such Exchangeable Units to a Person other than such holder. Except as otherwise provided in this Agreement, each party will bear its own costs in connection with the performance of its obligations under this Agreement.

2.5 Revocation Right

A holder of Subject Units may, by notice in writing given by the holder to the Partnership before the close of business on the 5th Business Day immediately preceding the Exchange Date, withdraw its Exchange Notice, in which event such Exchange Notice shall be null and void.

2.6 Mandatory Exchange

(a)	In the event that:

(i)	at any time there remain outstanding fewer than 5% of the number of Exchangeable Units outstanding as of the Merger Effective Time (other than Exchangeable Units held by Holdings and as such number of Units may be adjusted in accordance with the Agreement to give effect to a Combination or Subdivision of, or unit distribution on, the Exchangeable Units, or any issue or distribution of rights to acquire Exchangeable Units or securities exchangeable for or convertible into Exchangeable Units following the Merger Effective Time);

(ii)	a Holdings Control Transaction occurs with respect to which the General Partner has determined, in good faith and in its sole discretion, that such Holdings Control Transaction involves a bona fide third party and is not for the primary purpose of causing the exchange of the Exchangeable Units in connection with such Holdings Control Transaction (such determination by the General Partner to be made at the direction of the Conflicts Committee in circumstances where the third party in the transaction is an Affiliate of the General Partner or the Partnership); or

(iii)	an Exempt Exchangeable Voting Event is proposed and the holders of the Exchangeable Units fail to take the necessary action at a meeting or other vote of holders of Exchangeable Units to approve or disapprove, as applicable, the Exempt Exchangeable Voting Event in order to maintain economic equivalence of the Exchangeable Units and the Common Units, then on prior written notice given by the Partnership to the holders of Exchangeable Units at least fifteen days prior to such mandatory exchange, in the case of the foregoing Sections 2.6(a)(i) and 2.6(a)(ii), and on the Business Day following the day on which the holders of the Exchangeable Units failed to take such action in the case of the foregoing Section 2.6(a)(iii), the Partnership may cause a mandatory exchange of all of the outstanding Exchangeable Units (which shall be deemed to be the Subject Units), on such date as is specified by the Partnership in such notice (which shall be deemed to be the Exchange Date), pursuant to Section 2.2 of this Schedule A, and for greater certainty the holders of Exchangeable Units shall not have the right to revoke such mandatory exchange pursuant to Section 2.5 of this Schedule A.

2.7 Take-Over Bid

In the event of an Offer (as defined in Section 3.25(i) of the Agreement) the Partnership will use its commercially reasonable efforts, expeditiously and in good faith, to put in place procedures or to cause the Registrar and Transfer Agent to put in place procedures to ensure that, if holders of Exchangeable Units are required to exchange such Exchangeable Units to participate in the Offer, any such exchange shall be conditional upon and shall only be effective if the Holdings Shares tendered or deposited under such Offer are taken up.

ARTICLE 3

AMENDMENT AND APPROVAL

3.1 Amendments

(a)	The rights, privileges, restrictions and conditions attaching to the Exchangeable Units may be added to, changed or removed but only with the approval of:

(i)	in the case of amendments that would increase or decrease the economic rights of an Exchangeable Unit relative to a Holdings Share, such that such securities would cease to have economic equivalence, or that would otherwise enhance or limit the rights, privileges, restrictions or conditions attaching to the Exchangeable Units relative to the rights, privileges, restrictions or conditions attaching to the Holdings Shares, (A) the holders of the Exchangeable Units pursuant to Section 3.1(b) of this Schedule A, (B) the holders of a majority of the outstanding Holdings Shares (excluding any votes pursuant to the Special Voting Share) and (iii) the Conflicts Committee; or

(ii)	in the case of any amendment (x) not covered by Section 3.1(a)(i) of this Schedule A and (y) that would affect the rights, privileges, restrictions or conditions attaching to the Exchangeable Units in a manner adverse to the holders of the Exchangeable Units, (i) the holders of the Exchangeable Units pursuant to Section 3.1(b) of this Schedule A, and (ii) the Conflicts Committee; or

(iii)	in the case of any other amendment that would affect the rights, privileges, restrictions or conditions attaching to the Exchangeable Units, the Conflicts Committee.

(b)	Any approval given by the holders of the Exchangeable Units to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Units or any other matter requiring the approval or consent of the holders of the Exchangeable Units, shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by an Ordinary Resolution passed by the holders of Exchangeable Units.

ARTICLE 4

GENERAL

4.1 Fractional Shares

A holder of Exchangeable Units shall not be entitled to any fraction of a Holdings Share and no certificates representing any such fractional interest shall be issued, and such holder otherwise entitled to a fractional interest shall only be entitled to receive the nearest whole number of Holdings Shares, rounded down.

4.2 Tax Treatment

This Schedule A shall be treated as part of the partnership agreement of the Partnership as described in Section 761(c) of the Code and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations promulgated thereunder.

EXHIBIT A

EXCHANGE NOTICE

To [Partnership] (the “Partnership”)

This notice is given pursuant to Section 2.1(a) of Schedule A of the Limited Partnership Agreement, and all capitalized words and expressions used in this notice that are defined in the Limited Partnership Agreement have the meanings ascribed to such words and expressions in such Limited Partnership Agreement.

The undersigned hereby notifies the Partnership that the undersigned desires to have the Partnership exchange in accordance with the terms of the Limited Partnership Agreement:

☐	all Exchangeable Unit(s) held by the undersigned; or

☐	Exchangeable Unit(s) held by the Undersigned.

The undersigned hereby notifies the Partnership that the Exchange Date shall be

NOTE:	The Exchange Date must be a Business Day and must not be less than 15 Business Days nor more than 30 Business Days after the date upon which this notice is received by the Partnership. If no such Business Day is specified above, the Exchange Date shall be deemed to be the 15th Business Day after the date on which this notice is received by the Partnership.

This Exchange Notice may be revoked and withdrawn by the undersigned only by notice in writing given to the Partnership at any time before the close of business on the 5th Business Day preceding the Exchange Date.

The undersigned hereby represents and warrants to the Partnership that the undersigned has good title to, and owns, the Exchangeable Units subject to this notice to be acquired by the Partnership free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Unitholder)	(Guarantee of Signature)

☐	Please check box if the securities and any cheque(s) resulting from the exchange of the Exchangeable Units are to be held for pick-up by the holder from the Registrar and Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the holder as it appears on the register.

NOTE:	This notice, together with any certificates evidencing the Exchangeable Units and such additional documents as the Registrar and Transfer Agent may require, must be deposited with the Registrar and Transfer Agent. The securities and any cheque(s) resulting from the exchange of the Exchangeable Units will be issued and registered in, and made payable to, respectively, the name of the unitholder as it appears on the register of the Partnership and the securities and any cheque(s) resulting from such exchange will be delivered to such unitholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Securities or Cheque(s) Are to be Registered, Issued or Delivered (please print):

Street Address or P.O. Box:

Signature of Holder:

City, Province and Postal Code:

Signature Guaranteed by:

NOTE:	If this Exchange Notice is for less than all of the Exchangeable Units held by the unitholder, if certificated a certificate representing the remaining Exchangeable Unit(s) represented by this certificate will be issued and registered in the name of the unitholder as it appears on the register of the Partnership, unless the Transfer Power on the unit certificate is duly completed in respect of such unit(s).

ANNEX G

[Letterhead of Citigroup Global Markets Inc.]

August 26, 2014

The Board of Directors

Tim Hortons Inc.

874 Sinclair Road

Oakville, Ontario

L6K 2Y1

CANADA

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common shares in the capital of Tim Hortons Inc. (the “Company”) of the Arrangement Consideration (defined below) set forth in the Arrangement Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 26, 2014, by and among the Company, Burger King Worldwide, Inc. (“Parent”), 1011773 B.C. Unlimited Liability Company (“Holdings”), New Red Canada Partnership (“Partnership”), Blue Merger Sub, Inc. (“Merger Sub”) and 8997900 Canada Inc. (“Amalgamation Sub”). As more fully described in the Merger Agreement, the Merger Agreement provides for an arrangement (the “Arrangement”) and a merger (the “Merger”), structured as a single transaction (the Arrangement and the Merger collectively, the “Combination”). Pursuant to the Arrangement, Amalgamation Sub will acquire all of the outstanding common shares in the capital of the Company (“Company Common Stock”), followed by an amalgamation of the Company and Amalgamation Sub, as a result of which each outstanding share of Company Common Stock shall be converted into the right to receive C$65.50 (Canadian dollars) in cash and 0.8025 of a share of Holdings common shares (“Holdings Common Stock”), or, at the election of the holder of such share of Company Common Stock, (a) 3.0879 shares of Holdings Common Stock, subject to proration or (b) C$88.50 (Canadian dollars) in cash, subject to proration (the applicable consideration, the “Arrangement Consideration”). Pursuant to the Merger, Merger Sub shall be merged with and into Parent (the “Merger”), as a result of which each outstanding share of Parent common stock (“Parent Common Stock”) shall be converted into the right to receive, at the election of the holder of such share but subject to limitations on the issuance of exchangeable units of Partnership (“Partnership Unit”) and proration, either (a) 0.99 of a share of Holdings Common Stock (subject to adjustment) and 0.01 of a Partnership Unit or (b) one (1) Partnership Unit (the applicable consideration, the “Merger Consideration”).

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of Parent concerning the businesses, operations and prospects of the Company and Parent. We examined certain publicly available business and financial information relating to the Company and Parent as well as certain financial forecasts and other information and data relating to the Company and Parent which were provided to or discussed with us by the respective managements of the Company and Parent, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of the Company and Parent to result from the Combination. We reviewed the financial terms of the Combination as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Stock and Parent Common Stock; the historical and projected earnings and other operating data of the Company and Parent; and the capitalization and financial condition of the Company and Parent. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Combination and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and Parent. We also evaluated certain potential pro forma financial effects of the Combination. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of the Company and Parent that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Company and Parent provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of the Company and Parent that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Parent as to the future financial performance of the Company and Parent.

We have assumed, with your consent, that the Combination will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Combination, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or Holdings or the contemplated benefits of the Combination, other than as agreed in the Merger Agreement. We are not expressing any opinion as to what the value of Holdings Common Stock actually will be when issued pursuant to the Combination or the price at which Holdings Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent nor have we made any physical inspection of the properties or assets of the Company or Parent. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company, nor were we requested to consider, and our opinion does not address, the underlying business decision of the Company to effect the Combination, the relative merits of the Combination as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We express no view as to, and our opinion does not address, the underlying business decision of the Company to effect the Combination, the relative merits of the Combination as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Combination, or any class of such persons, relative to the Arrangement Consideration or the Merger Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Combination and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Combination. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided investment banking services to the Company and currently provide credit facilities unrelated to the proposed Combination to the Company, Parent and companies in which Parent’s largest stockholder has controlling or substantial equity ownership, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, acting as a co-manager for the Company’s issuance of debt securities in 2014 and 2013. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the proposed Combination, and our opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act on any matters relating to the proposed Arrangement.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Arrangement Consideration is fair, from a financial point of view, to the holders of the Company Common Stock.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

ANNEX H

[LETTERHEAD OF RBC DOMINION SECURITIES INC.]

August 25, 2014

The Board of Directors

Tim Hortons Inc.

874 Sinclair Road

Oakville, Ontario

L6K 2Y1

To the Board:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Tim Hortons Inc. (the “Company”) and Burger King Worldwide, Inc. (“Parent”), 1011773 B.C. Unlimited Liability Company (“Holdings”), New Red Canada Partnership (“Partnership”), Blue Merger Sub, Inc. (“Merger Sub”) and 8997900 Canada Inc. (“Amalgamation Sub” and, together with Parent, Holdings, Partnership and Merger Sub, the “Parent Entities”) propose to enter into an arrangement agreement and plan of merger to be dated August 26, 2014 (the “Arrangement Agreement”). The Arrangement Agreement will, as part of a single integrated business combination transaction, provide for, among other things, (a) the acquisition by Amalgamation Sub of all of the outstanding common shares of the Company (the “Shares”) followed by an amalgamation of the Company and Amalgamation Sub pursuant to and in the manner provided for in a Plan of Arrangement (the “Arrangement”) and (b) the merger of Merger Sub with and into Parent, with Parent being the surviving corporation and a subsidiary of Holdings (the “Merger” and, such business combination transaction to be effected through the Merger and the Arrangement, the “Transaction”). RBC also understands that, pursuant to the Arrangement, the holders of Shares (the “Shareholders”) will receive, at the election of each Shareholder and subject to pro ration as set out in the Arrangement Agreement, for each Share held, (i) C$88.50 in cash or (ii) C$65.50 in cash and 0.8025 of a Holdings common share or (iii) 3.0879 Holdings common shares. The terms of the Transaction will be more fully described in a management information circular (the “Circular”), which will be mailed to Shareholders in connection with the Arrangement.

The Company has retained RBC to provide advice and assistance to the Company and the board of directors of the Company (the “Board”) in evaluating the Transaction, including the preparation and delivery to the Board of RBC’s opinion (the “Fairness Opinion”) as to the fairness of the consideration under the Arrangement from a financial point of view to the Shareholders. RBC has not prepared a valuation of the Company, Parent or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Company initially contacted RBC regarding a potential advisory assignment on March 28, 2014, and RBC was formally engaged by the Company through an agreement between the Company and RBC (the “Engagement Agreement”) effective March 28, 2014. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of the Company or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Act”)) of the Company, Parent, 3G Capital Inc. (“3G Capital”, the majority shareholder of Parent) or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Parent, 3G Capital or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as described herein. In the past two years, RBC has acted in the following capacities for the Company: (i) joint bookrunner for C$450 million of senior unsecured notes in March 2014, (ii) joint bookrunner for C$450 million of senior unsecured notes in November 2013 and (iii) lead arranger on a C$400 million 364-day senior unsecured revolving facility used to fund an expanded share repurchase program in September 2013. In the past two years, RBC has acted for 3G Capital and its associates and affiliates as a participant in a debt financing package totaling US$13.6 billion for the acquisition by 3G Capital of a majority interest in HJ Heinz Company in June 2013.

There are no understandings, agreements or commitments between RBC and the Company, Parent, 3G Capital or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Parent, 3G Capital or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC, also provides banking services to the Company and certain of 3G Capital’s associates or affiliates in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Parent, 3G Capital or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Parent or the Transaction.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated August 25, 2014, of the Arrangement Agreement;

2.	the most recent draft, dated August 25, 2014, of the securities purchase agreement by and between Holdings and Berkshire Hathaway Inc.;

3.	the most recent draft, dated August 25, 2014, of the commitment letter from JPMorgan Chase Bank N.A., J.P. Morgan Securities LLC, Wells Fargo Bank, N.A., WF Investment Holdings, LLC and Wells Fargo Securities, LLC;

4.	audited financial statements of the Company for each of the five fiscal years ended January 3, 2010, January 2, 2011, January 1, 2012, December 30, 2012 and December 29, 2013;

5.	audited financial statements of Parent for each of the five fiscal years ended June 30, 2009, June 30, 2010, December 31, 2011, December 31, 2012 and December 31, 2013 and the transition report ended for the six-month period ended December 31, 2010;

6.	the unaudited quarterly reports of the Company for the fiscal quarters ended March 30, 2014 and June 29, 2014;

7.	the unaudited quarterly reports of Parent for the fiscal quarters ended March 31, 2014 and June 30, 2014;

8.	the annual reports of the Company for each of the two fiscal years ended December 30, 2012 and December 29, 2013;

9.	the annual reports of Parent (Form 10-K) for each of the two fiscal years ended December 31, 2012 and December 31, 2013;

10.	the Notice of Annual Meeting of Shareholders and Management Proxy Circular of the Company for the fiscal year ended December 30, 2012 and the Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular of the Company for the fiscal year ended December 29, 2013;

11.	the Proxy Statement of Parent for each of the two fiscal years dated December 31, 2012 and December 31, 2013;

12.	annual information forms of the Company for each of the two fiscal years ended December 30, 2012 and December 29, 2013;

13.	unaudited projected financial results of the Company on a consolidated basis, prepared by the management of the Company, for each of the fiscal years ending on the Sunday nearest to December 31, 2014 through December 31, 2018;

14.	internal management and Board presentations regarding the Company’s strategic plan and financial and operating performance;

15.	summary unaudited projected financial results of Parent on a consolidated basis, prepared by the management of Parent, for each of the fiscal years ending December 31, 2014 to December 31, 2018;

16.	discussions with senior management of each of the Company and Parent;

17.	discussions with internal legal counsel of each of the Company and Parent;

18.	discussions with Parent’s financial advisor;

19.	publicly available information relating to the business, operations, financial performance and stock trading history of the Company, Parent and other selected public companies considered by us to be relevant;

20.	publicly available information with respect to other transactions of comparable nature considered by us to be relevant;

21.	publicly available information regarding the North American quick service restaurant (“QSR”) industry;

22.	representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of each of the Company and Parent as to the completeness and accuracy of the information upon which the Fairness Opinion is based;

23.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company or Parent to any information requested by RBC.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of the Company) and other information, data, advice, opinions or representations obtained by it from public sources, senior management of each of the Company and Parent, and their respective consultants and advisors (collectively, the “Company Information” as relates to the Company and its subsidiaries, and the “Parent Information” as relates to Parent and its subsidiaries). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Company Information and Parent Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Company Information or Parent Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Company Information (as defined above) provided orally by an officer or employee of the Company or in writing by the Company or any of its subsidiaries (as such term is defined in the Act) or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Company Information was provided to RBC, and is, or in the case of historical information, was at the date of preparation if so specifically identified to RBC, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the Act) in respect of the Company, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Transaction necessary to make the Company Information or any statement contained therein not misleading in light of the circumstances under which the Company Information was provided or any statement was made; and that (ii) since the dates on which the Company Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change (as defined in the Act) has occurred in the Company Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

Senior officers of Parent have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Parent Information (as defined above) provided orally by an officer or employee of Parent or in writing by Parent or any of its subsidiaries (as such term is defined in the Act) or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Parent Information was provided to RBC, and is, or in the case of historical information, was at the date of preparation if so specifically identified to RBC, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the Act) or omit to state any material fact in respect of Parent, its subsidiaries or the Transaction necessary to make the Parent Information not misleading in light of the circumstances under which the Parent Information was provided; and that (ii) since the dates on which the Parent Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Parent or any of its subsidiaries and no material change (as defined in the Act) has occurred in the Parent Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Transaction will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Parent and their respective subsidiaries and affiliates, as they were reflected in the Company Information and Parent Information and as they have been represented to RBC in discussions with management of each of the Company and Parent. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Transaction.

The Fairness Opinion has been provided for the use of the Board in its evaluation of the Transaction. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to vote in favour of the Arrangement.

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration under the Arrangement from a financial point of view to the Shareholders, RBC principally considered and relied upon the following: (i) a comparison of the consideration under the Arrangement to the results of a discounted cash flow analysis of the Company; (ii) a comparison of selected financial multiples, to the extent publicly available, of selected precedent transactions to the multiples implied by the consideration under the Arrangement; and (iii) a comparison of the consideration under the Arrangement to the recent market trading prices of the Shares. RBC also reviewed and compared selected financial multiples for North American QSR companies whose securities are publicly traded to the multiples implied by the consideration under the Arrangement. Given that public company values generally reflect minority discount values rather than “en bloc” values, RBC did not rely on this methodology.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Arrangement is fair from a financial point of view to the Shareholders.

Yours very truly,

/s/ RBC DOMINION SECURITIES INC.

RBC DOMINION SECURITIES INC.

[Letterhead of Lazard Freres & Co. LLC]

Annex I

August 25, 2014

The Board of Directors

Burger King Worldwide, Inc.

5505 Blue Lagoon Drive

Miami, Florida 33126

Dear Members of the Board:

We understand that Burger King Worldwide, Inc., a Delaware corporation (“Parent”), 1011773 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of British Columbia (“Holdings”), New Red Canada Partnership, a general partnership organized under the laws of Ontario and a wholly-owned subsidiary of Holdings (“Partnership”), Blue Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Partnership (“Merger Sub”), 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly-owned subsidiary of Partnership, and Tim Hortons Inc., a corporation organized under the laws of Canada (the “Company”), propose to enter into an Arrangement Agreement and Plan of Merger (together with the schedules thereto, the “Agreement”), pursuant to which, among other things, (1) the Company will effect an arrangement under the Canada Business Corporations Act in which the Company will become an indirect wholly-owned subsidiary of Holdings (the “Arrangement”) and (2) Merger Sub will be merged with and into Parent with Parent surviving as an indirect wholly-owned subsidiary of Holdings (the “Merger”, and together with the Arrangement, the “Transaction”). Pursuant to the Agreement, (a) in the Arrangement, each issued and outstanding common share in the capital of the Company (“Company Common Shares”) (other than Company Common Shares in respect of which dissent rights under applicable law have been validly exercised) will be exchanged at the option of the holder thereof and subject to certain limitations and proration procedures set forth in the Agreement for (i) C$88.50 in cash, (ii) 3.0879 common shares in the capital of Holdings (“Holdings Common Shares”) or (iii) C$65.50 in cash and 0.8025 Holdings Common Shares and (b) in the Merger, each issued and outstanding share of common stock, par value US$0.01, of Parent (“Parent Common Shares”) (other than Parent Common Shares owned as treasury stock or owned directly by Holdings, Partnership or Merger Sub (the “Excluded Holders”), each of which will be cancelled pursuant to the terms of the Agreement) will be converted into the right to receive at the option of the holder thereof and subject to certain limitations and proration procedures set forth in the Agreement (as to which we express no opinion), (i) 1.00 exchangable units of Partnership that are each exchangeable for 1.00 Holdings Common Shares (“Exchangeable Units”) (the “Unit Consideration”) or (ii) 0.99 Holdings Common Shares and 0.01 Exchangable Units (together, the “Share Consideration” and, together with the Unit Consideration, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the stockholders of Parent (other than the Excluded Holders and affiliates of Parent) of the Consideration to be received by such stockholders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated August 25, 2014, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to the Company and Parent;

(iii)

Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company and extrapolations thereto prepared based on the guidance of management of Parent and approved for our use, financial forecasts and other data provided to us by Parent relating to the business of Parent and extrapolations thereto prepared based on the guidance of management of

The Board of Directors

Burger King Worldwide, Inc.

August 25, 2014

Parent and approved for our use, and the projected synergies and other benefits under various scenarios, including the amount and timing thereof, anticipated by the management of Parent to be realized from the Transaction;

(iv)	Held discussions with members of the senior managements of the Company and Parent with respect to the businesses and prospects of the Company and Parent, respectively, and with members of the senior management of Parent with respect to the synergies and other benefits, including the amount and timing thereof, anticipated by the management of Parent to be realized from the Transaction;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and Parent, respectively;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and Parent, respectively;

(vii)	Reviewed historical stock prices and trading volumes of Company Common Shares and Parent Common Shares;

(viii)	Reviewed the potential pro forma financial impact of the Transaction on the combined company based on the financial forecasts referred to above relating to the Company and Parent; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent or concerning the solvency or fair value of the Company or Parent, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the management of Parent to be realized from the Transaction, we have assumed, with the consent of Parent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company and Parent, respectively, and such synergies and other benefits. In addition, we have assumed, with the consent of Parent, that such financial forecasts, including such projected synergies and other benefits, will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to any such forecasts, including such projected synergies and other benefits, or the assumptions on which they are based. We have further assumed for purposes of our opinion, at the direction of Parent, that an Exchangable Unit will have equivalent economic value as a Holdings Common Share.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which Holdings Common Shares, Exchangeable Units, Parent Common Shares or Company Common Shares may trade at any time subsequent to the announcement of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Parent might engage or the merits of the underlying decision by Parent to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Parent, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms

The Board of Directors

Burger King Worldwide, Inc.

August 25, 2014

or conditions. Representatives of Parent have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of Parent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Parent, the Company, Holdings, Partnership or the Transaction. The tax elements of our financial analyses, and the tax attributes expected to apply to the combined company following the consummation of the Transaction, were provided to us by Parent, and we do not express any view or opinion as to such tax elements or tax attributes. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Parent obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction, including any voting agreements, any agreements governing the Exchangable Units and any agreements relating to any debt or equity financing. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Parent in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided, currently are providing and in the future may provide certain investment banking services to Parent’s principal stockholder, 3G Special Situations Fund II, L.P. (together with its affiliates, “3G Capital”), and certain of its affiliates, for which we have received and may receive compensation, including, without limitation, having advised 3G Capital in connection with the acquisition of Parent in 2010 and, in the past two years, having advised 3G Capital in connection with the acquisition of H.J. Heinz Company and having advised Anheuser-Busch InBev and predecessor companies, in which certain affiliates of 3G Capital have an interest, on numerous transactions (including the purchase of Oriental Brewery, the combination with Grupo Modelo and the related divestitures of the US business of Grupo Modelo and Santos Laguna). In addition, in the ordinary course, Lazard and our affiliates and our and their employees may trade securities of Parent, the Company and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Parent, the Company and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Parent (in its capacity as such) and our opinion is rendered to the Board of Directors of Parent in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

The Board of Directors

Burger King Worldwide, Inc.

August 25, 2014

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by stockholders of Parent (other than the Excluded Holders and affiliates of Parent) in the Transaction is fair, from a financial point of view, to such stockholders of Parent.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Alexander Hecker
Alexander Hecker
Managing Director

ANNEX J

FORM OF WRITTEN CONSENT OF STOCKHOLDERS IN LIEU OF A MEETING

[            , 20    ]

The undersigned, being the stockholders of Burger King Worldwide, Inc., a Delaware corporation (the “Company”), holding a majority of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Stockholders”), acting by written consent in lieu of a special meeting, pursuant to the provisions of Section 228 of the General Corporation Law of the State of Delaware (“DGCL”), Article X of the Amended and Restated Certificate of Incorporation of the Company and Section 2.16 of the Amended and Restated Bylaws of the Company, hereby consent in writing to the adoption without a meeting of the following resolutions and to the taking of each of the actions contemplated thereby as of the date first written above:

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is advisable and in the best interests of the Company and the stockholders of the Company for the Company to enter into, and have authorized the execution and delivery of, an Arrangement Agreement and Plan of Merger (the “Agreement”), by and among the Company, 9060669 Canada Inc., a corporation incorporated under the laws of Canada (f/k/a 1011773 B.C. Unlimited Liability Company) (“Holdings”), New Red Canada Limited Partnership, a limited partnership organized under the laws of Ontario and wholly-owned subsidiary of Holdings (f/k/a New Red Canada Partnership) (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly-owned subsidiary of Partnership, 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly-owned subsidiary of Partnership, and Tim Hortons Inc., a corporation organized under the laws of Canada (“Tim Hortons”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a subsidiary of Holdings; and

WHEREAS, in accordance with the resolutions of the Board approving the Agreement, the Company has executed and delivered the Agreement and submitted the Agreement and the Merger to the stockholders of the Company for their adoption and approval.

Approval of Arrangement Agreement

NOW, THEREFORE, BE IT RESOLVED, that the Agreement and the transactions contemplated thereby, including the Merger, be, and they hereby are, adopted, ratified, approved and authorized in all respects by the Stockholders;

The undersigned hereby waives compliance with any and all notice requirements imposed by the DGCL or other applicable law.

When executed by the Stockholders, this Consent shall be delivered to the Company and Tim Hortons in accordance with Section 3 of the Voting Agreement, dated as of August 26, 2014, by and among Tim Hortons and the Stockholders.

[Signature Page Follows]

IN WITNESS WHEREOF, the Stockholders have executed this written consent as of the date first written above.

STOCKHOLDERS:

[STOCKHOLDER]

By:
Name:
Title:

[STOCKHOLDER]

By:
Name:
Title:

[STOCKHOLDER]

By:
Name:
Title:

ANNEX K

SECTION 190 OF THE CBCA

190.(1) Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class; (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on; (c) amalgamate otherwise than under section 184; (d) be continued under section 188; (e) sell, lease or exchange all or substantially all its property under subsection 189(3); or (f) carry out a going-private transaction or a squeeze-out transaction.

(2) Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing (a) the shareholder’s name and address; (b) the number and class of shares in respect of which the shareholder dissents; and (c) a demand for payment of the fair value of such shares.

(8) Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where (a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12), (b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or (c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice (a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or (b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same Terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province

(18) No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties — On an application to a court under subsection (15) or (16), (a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and (b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Power of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final Order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Annex L

Court File No. CV-14-10746-00CL

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST

THE HONOURABLE	)	MONDAY, THE 3RD
)
JUSTICE WILTON-SIEGEL	)	DAY OF NOVEMBER, 2014

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED;

AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF TIM HORTONS INC.

INTERIM ORDER

THIS MOTION made by the Applicant/Moving Party, Tim Hortons Inc. (“Tim Hortons”), for an interim order for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on October 28, 2014 and the affidavit of Cynthia Devine sworn October 29, 2014, (the “Devine Affidavit”), including the Plan of Arrangement, which is attached as Annex B to the draft joint information statement and management proxy circular of Tim Hortons and Burger King Worldwide, Inc. (the “Information Circular”), which is attached as Exhibit A to the Devine Affidavit, and on hearing the submissions of counsel for Tim Hortons and counsel for Burger King Worldwide,

Inc. (“Burger King Worldwide”), New Red Canada Partnership (the “Partnership”), 8997900 Canada Inc. (“Amalgamation Sub”) and 9060669 Canada Inc., and on being advised that the Director appointed under the CBCA (the “Director”) does not consider it necessary to appear.

Definitions

1. THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Arrangement Agreement and Plan of Merger dated August 26, 2014 (the “Arrangement Agreement”) or otherwise as specifically defined herein.

The Meeting

2. THIS COURT ORDERS that Tim Hortons is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders of voting common shares in the capital of Tim Hortons (the “Shareholders”) to be held at Tim Hortons Innovation Centre, 226 Wyecroft Road, Oakville, Ontario, L6K 3S3 on December 9, 2014 at 10:00 am (Toronto Time) in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”).

3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Shareholders, which accompanies the Information Circular (the “Notice of Meeting”) and the articles and by-laws of Tim Hortons, subject to what may be provided hereafter and subject to further order of this Honourable Court.

4. THIS COURT ORDERS that the record date (the “Record Date”) for determination of the shareholders entitled to notice of, and to vote at, the Meeting shall be November 3, 2014.

5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

a)	the Shareholders or their respective proxyholders;

b)	the officers, directors, auditors and advisors of Tim Hortons;

c)	representatives and advisors of Burger King Worldwide;

d)	the Director; and

e)	other persons who may receive the permission of the Chair of the Meeting.

6. THIS COURT ORDERS that Tim Hortons may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

7. THIS COURT ORDERS that the Chair of the Meeting shall be determined by Tim Hortons and that the quorum at the Meeting shall be not less than five persons, holding in the aggregate, at least 51% of the outstanding common shares in the capital of Tim Hortons, present in person at the opening of the Meeting who are entitled to vote at the Meeting either as Shareholders or proxyholders.

Amendments to the Arrangement and Plan of Arrangement

8. THIS COURT ORDERS that Tim Hortons is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Tim Hortons may determine.

Amendments to the Information Circular

10. THIS COURT ORDERS that Tim Hortons is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemental, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11. THIS COURT ORDERS that Tim Hortons, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement or first setting a new record date, and notice of any such adjournment or postponement shall be given by such method as Tim Hortons may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12. THIS COURT ORDERS that, in order to effect notice of the Meeting, Tim Hortons shall send or cause to be sent the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Tim Hortons may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following:

a)	the registered Shareholders at 5:00 p.m. (Toronto Time) on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i)	by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Tim Hortons, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Tim Hortons;

ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii)	by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Tim Hortons, who requests such transmission in writing and, if required by Tim Hortons, who is prepared to pay the charges for such transmission;

b)	non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

c)	the respective directors and auditors of Tim Hortons, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. THIS COURT ORDERS that, in the event that Tim Hortons elects to distribute the Meeting Materials, Tim Hortons is hereby directed to distribute or cause to be distributed the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Tim Hortons to be necessary or desirable (collectively, the “Court Materials”) to the holders of Tim Hortons Stock Options, Tim Hortons RSUs (restricted stock units), Tim Hortons PSUs (performance share units) and Tim Hortons DSUs (deferred stock units) by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, or by email, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Tim Hortons or its registrar and transfer agent at 5:00 p.m. (Toronto Time) on the Record Date.

14. THIS COURT ORDERS that accidental failure or omission by Tim Hortons to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Tim Hortons, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Tim Hortons, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. THIS COURT ORDERS that Tim Hortons is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as Tim Hortons may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, by email to holders of Tim Hortons Stock Options, Tim Hortons DSUs, Tim Hortons PSUs, and Tim Hortons RSUs, or by the method most reasonably practicable in the circumstances as Tim Hortons may determine.

16. THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17. THIS COURT ORDERS that Tim Hortons is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Tim Hortons may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Tim Hortons and Burger King Worldwide are authorized, at their expense, to solicit proxies, directly or through their officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine. Tim Hortons may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Shareholders, if Tim Hortons deems it advisable to do so.

18. THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.148(4)(a)(i) of the CBCA: (a) may be deposited at the registered office of Tim Hortons or with the transfer agent of Tim Hortons as set out in the Information Circular; and (b) any such instruments must be received by Tim Hortons or its transfer agent not later than midnight (Toronto Time) on the second last business day immediately preceding the Meeting (or any adjournment or postponement thereof).

Voting

19. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold voting common shares of Tim Hortons as of the close of business on the Record Date. Tim Hortons common shares held by the TDL RSU Employee Benefit Plan Trust are not entitled to be voted in respect of the Arrangement Resolution or at the Meeting. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per common share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by an affirmative vote of at least two-thirds (66 2⁄3%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by Shareholders.

Such votes shall be sufficient to authorize Tim Hortons to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Tim Hortons (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each voting common share held.

Dissent Rights

22. THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any such shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Tim Hortons in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by Tim Hortons not later than 5:00 p.m. (Toronto Time) on the second last business day immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the “court” referred to in section 190 of the CBCA means this Honourable Court.

23. THIS COURT ORDERS that, notwithstanding section 190(3) of the CBCA, Amalgamation Sub, not Tim Hortons, shall be required to offer to pay fair value for voting common shares held by Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement.

In accordance with the Plan of Arrangement and the Information Circular, all references to the “corporation” in subsections 190(3) and 190(11) to 190(26), inclusive, ofthe CBCA (except for the second reference to the “corporation” in subsection 190(12) and the two references to the “corporation” in subsection 190(17)) shall be deemed to refer to Amalgamation Sub in place of the “corporation”, and Amalgamation Sub shall have all of the rights, duties and obligations of the “corporation” under subsections

190(11) to 190(26), inclusive, of the CBCA.

24. THIS COURT ORDERS that any such Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

i)	is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its voting common shares, shall be deemed to have transferred those voting common shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Amalgamation Sub in consideration for a payment of cash from Amalgamation Sub equal to such fair value; or

ii)	is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its voting common shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder on the basis of the Arrangement Mixed Consideration;

but in no case shall Tim Hortons, Amalgamation Sub or any other person be required to recognize such Shareholders as holders of voting common shares of Tim Hortons at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Tim Hortons register of holders of voting common shares at that time.

Hearing of Application for Approval of the Arrangement

25. THIS COURT ORDERS that upon approval by the Shareholders the Plan of Arrangement in the manner set forth in this Interim Order, Tim Hortons may apply to this Honourable Court for final approval of the Arrangement.

26. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Tim Hortons, with a copy to counsel for Burger King Worldwide, as soon as reasonably practicable, and, in any event, no less than five (5) days before the hearing of this Application at the following addresses:

OSLER, HOSKIN & HARCOURT LLP

Box 50, 1 First Canadian Place

Toronto, Canada M5X 1B8

Laura K. Fric

Raphael T. Eghan

Tel: (416) 862-5899

Fax: (416) 862-6666

Lawyers for the Applicant, Tim Hortons Inc.

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, Canada, M5V 3J7

James W.E. Doris

Tel. (416) 367-6919

Fax. (416) 863-0871

Lawyers for Burger King Worldwide, Inc., New Red Canada Partnership, 8997900 Canada Inc. and 9060669 Canada Inc.

28. THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i)	Tim Hortons;

ii)	Burger King Worldwide;

iii)	the Partnership;

iv)	Amalgamation Sub;

v)	the Director; and

vi)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

29. THIS COURT ORDERS that any materials to be filed by Tim Hortons in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Precedence

31. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the voting common shares, Tim Hortons Stock Options, Tim Hortons PSUs, Tim Hortons RSUs, Tim Hortons DSUs, or the articles or by-laws of Tim Hortons, this Interim Order shall govern.

Extra-Territorial Assistance

32. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33. THIS COURT ORDERS that Tim Hortons shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED,

AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE,

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF TIM HORTONS INC.

TIM HORTONS INC., APPLICANT/MOVING PARTY

Court File No. CV-14-10746-00CL

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

PROCEEDING COMMENCED AT TORONTO

INTERIM ORDER

OSLER, HOSKIN & HARCOURT LLP Box 50, 1 First Canadian Place Toronto, Canada M5X 1B8

Laura K. Fric (LSUC #: 36545Q) Robert A. Carson (LSUC #: 57364H) Raphael T. Eghan (LSUC#: 58887N)

Tel: (416) 362-2111 Fax: (416) 862-6666

Lawyers for the Applicant/Moving Party, Tim Hortons Inc.

Matter No: 1158067

Annex M

Court File No. CV-14-10746-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

IN THE IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED,

AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF TIM HORTONS INC.

TIM HORTONS INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on December 11, 2014 at 10 a.m. or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date October 28, 2014	Issued by
Local registrar
Guseppe Dipietro

	Address of	330 University Avenue
	court office	Toronto, Ontario M5G 1R7

TO:	ALL SHAREHOLDERS OF TIM HORTONS INC.

AND TO:	ALL HOLDERS OF STOCK OPTIONS OF TIM HORTONS INC.

AND TO:	ALL HOLDERS OF RESTRICTED STOCK UNITS OF TIM HORTONS INC.

AND TO:	ALL HOLDERS OF PERFORMANCE SHARE UNITS OF TIM HORTONS INC.

AND TO:	ALL HOLDERS OF DEFERRED STOCK UNITS OF TIM HORTONS INC.

AND TO:	THE DIRECTORS OF TIM HORTONS INC.

AND TO:	THE AUDITOR OF TIM HORTONS INC.

AND TO:	THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT

AND TO:	Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Canada, M5V 3J7

James W.E. Doris Tel. (416) 367-6919 Fax. (416) 863-0871

Lawyers for Burger King Worldwide, Inc., New Red Canada Partnership, 8997900 Canada Inc. and 9060669 Canada Inc.

APPLICATION

1. THE APPLICANT MAKES APPLICATION FOR:

(a)	An interim order for advice and directions under section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) in connection with a proposed arrangement (the “Arrangement”) of Tim Hortons Inc. (“Tim Hortons”);

(b)	A final order under sections 192(3) and 192(4) of the CBCA approving the Arrangement, substantially in the form described in the Joint Information Statement and Management Proxy Circular of Tim Hortons and Burger King Worldwide, Inc. (“Burger King Worldwide”) attached as an exhibit to the affidavit to be filed in support of this Application, or as amended by this Court, pursuant to section 192 of the CBCA;

(c)	If necessary, an order abridging the time, or dispensing with the requirements for service of the application materials herein; and

(d)	Such further and other relief as this Court may deem just.

2. THE GROUNDS FOR THE APPLICATION ARE:

(a)	Tim Hortons is a corporation governed by the CBCA, with its shares listed and traded on the New York Stock Exchange and the Toronto Stock Exchange;

(b)	Tim Hortons has agreed to combine with Burger King Worldwide pursuant to an arrangement agreement, in a transaction that will result in Tim Hortons and Burger King Worldwide becoming indirect subsidiaries of 9060669 Canada Inc. and New Red Canada Partnership (the “Arrangement”).

(c)	The Arrangement is an “arrangement” as defined in section 192(1) of the CBCA;

(d)	Tim Hortons is a solvent corporation within the meaning of the CBCA;

(e)	It is not practicable for Tim Hortons to effect the Arrangement under any other provision of the CBCA;

(f)	All statutory procedures under the CBCA have been or will have been met by the return date of this Application;

(g)	The Arrangement and application is put forward in good faith;

(h)	The Arrangement is fair and reasonable;

(i)	The directions set out and shareholder approvals required pursuant to any Interim Order this Court may grant will have been followed and obtained by the return date of this Application;

(j)	Section 192 of the CBCA;

(k)	Certain of the holders of common shares in the capital of Tim Hortons and other interested persons are resident outside of Ontario and will be served at their addresses as they appear on the books and records of Tim Hortons pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and/or pursuant to the terms of any Interim Order this Court may grant;

(1)	Rules 14.05(2), 14.05(3), 17.02 and 38 of the Rules of Civil Procedure;

(m)	National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators; and

(n)	Such further and other grounds as counsel may advise and this Court may permit.

3. THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

(a)	Affidavit(s) to be sworn on behalf of Tim Hortons, with exhibits thereto; and

(b)	Such further and other material as counsel may advise and this Court may permit.

October 28, 2014	OSLER, HOSKIN & HARCOURT LLP
Box 50, 1 First Canadian Place
Toronto, Canada M5X 1B8

Laura K. Fric (LSUC #: 36545Q) Robert A. Carson (LSUC #: 57364H) Raphael T. Eghan (LSUC#: 58887N)

Tel: (416) 862-5899
Fax: (416) 862-6666

Lawyers for the Applicant, Tim Hortons Inc.

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED,

AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE,

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF TIM HORTONS INC.

TIM HORTONS INC., APPLICANT

Court File No. CV-l4-10746

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

PROCEEDING COMMENCED AT TORONTO

NOTICE OF APPLICATION

OSLER, HOSKIN & HARCOURT LLP Box 50, 1 First Canadian Place Toronto, Canada M5X 1B8

Laura K. Fric (LSUC #: 36545Q) Robert A. Carson (LSUC #: 57364H) Raphael T. Eghan (LSUC#: 58887N)

Tel: (416) 862-5899 Fax: (416) 862-6666

Lawyers for the Applicant, Tim Hortons Inc.

Matter No: 1158067

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Holdings

Subject to the provisions of section 124 of the CBCA, Holdings’ bylaws provide that Holdings will indemnify a director or officer of Holdings, a former director or officer of Holdings or another individual who acts or acted at Holdings’ request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with Holdings or other entity. Despite the foregoing, Holdings will not be permitted to indemnify an individual unless the individual: (a) acted honestly and in good faith with a view to the best interests of Holdings or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at Holdings’ request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. Holdings may also advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above but such individual will be required to repay the money if the individual does not fulfil the foregoing conditions (a) and (b).

In accordance with its bylaws, it is expected that Holdings will purchase directors’ and officers’ liability insurance for the benefit of all of the directors and officers of Holdings, to indemnify them against any liability incurred by them in their capacity as directors and officers, subject to certain limitations under applicable laws. It is also expected that Holdings will execute agreements evidencing its indemnity in favor of the foregoing classes of persons to the fullest extent permitted by law.

Partnership

To the fullest extent permitted by law but subject to the limitations provided in the partnership agreement of Partnership, Holdings (as the initial General Partner), and any other Partnership Indemnitee will be indemnified and held harmless by Partnership from and against any and all losses, claims, damages, liabilities, joint or several expenses (including, without limitation, legal fees and expenses on a solicitor/client basis), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Partnership Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, provided that (i) in each case the Partnership Indemnitee acted honestly and in good faith with a view to the best interest of Partnership, (ii) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Partnership Indemnitee had reasonable grounds for believing its conduct was lawful, and (iii) no indemnification will be available to a Partnership Indemnitee where the Partnership Indemnitee has been adjudged by a final decision of a court of competent jurisdiction in Ontario that is no longer appealable to have been in breach of, or negligent in the performance of, its obligations under the partnership agreement of Partnership. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not create a presumption that the Partnership Indemnitee acted in a manner contrary to the foregoing. Any indemnification under the partnership agreement of Partnership will be made only out of the assets of Partnership. To the fullest extent permitted by law, expenses (including, without limitation, legal fees and expenses) incurred by a Partnership Indemnitee in defending any claim, demand, action, suit or proceeding will, from time to time, be advanced by Partnership prior to the final disposition of any claim, demand, action, suit or proceeding upon receipt by Partnership of an undertaking by or on behalf of the Partnership Indemnitee to repay that amount if it is determined that the Partnership Indemnitee is not entitled to be indemnified.

In accordance with the partnership agreement of Partnership, it is expected that Partnership will purchase and maintain (or reimburse the General Partner or its affiliates for the cost of) insurance, on behalf of those persons (other than the General Partner itself) as the General Partner determines, against any liability that may be asserted against or expense that may be incurred by that person in connection with Partnership’s activities, whether or not Partnership would have the power to indemnify those persons against those liabilities under the provisions of the partnership agreement.

The General Partner will indemnify and hold harmless each Limited Partner (including former Limited Partners) for all costs, expenses, damages or liabilities suffered or incurred by the Limited Partner if the limited liability of that Limited Partner is lost for or by reason of the negligence of the General Partner in performing its duties and obligations under the partnership agreement of Partnership. The General Partner will indemnify Partnership and each Limited Partner from and against all costs, expenses, damages or liabilities suffered or incurred by Partnership or any Limited Partner by reason of an act of wilful misconduct or gross negligence by the General Partner or of any act or omission not believed by the General Partner in good faith to be within the scope of the authority conferred on the General Partner by the terms of the partnership agreement.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description

2.1	Arrangement Agreement and Plan of Merger, dated as of August 26, 2014, among Burger King Worldwide, Inc., 9060669 Canada Inc. (f/k/a 1011773 B.C. Unlimited Liability Company), New Red Canada Limited Partnership (f/k/a New Red Canada Partnership), Blue Merger Sub, Inc., 8997900 Canada Inc. and Tim Hortons Inc. Plan of Arrangement (included as Annex A to this joint information statement/circular that is part of this registration statement)

2.2	Form of Plan of Arrangement of Tim Hortons Inc. (included as Annex B to this joint information statement/circular that is part of this registration statement)

3.1	Form of Articles of Amendment of 9060669 Canada Inc. (f/k/a 1011773 B.C. Unlimited Liability Company) (included as Annex D to this joint information statement/circular that is part of this registration statement)

3.2	Form of Amended and Restated By-Law No. 1 of 9060669 Canada Inc. (f/k/a 1011773 B.C. Unlimited Liability Company) (included as Annex E to this joint information statement/circular that is part of this registration statement)

3.3	Form of Partnership Agreement of New Red Canada Limited Partnership (f/k/a New Red Canada Partnership) (included as Annex F to this joint information statement/circular that is part of this registration statement)

4.1†	Indenture, dated as of October 8, 2014, by and among 1011778 B.C. Unlimited Liability Company, as issuer, New Red Finance, Inc., as co-issuer, the guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee and collateral agent.

4.2†	Credit Agreement, dated as of October 27, 2014, among 1011778 B.C. Unlimited Liability Company, as the parent borrower, New Red Finance, Inc., as the subsidiary borrower, 1013421 B.C. Unlimited Liability Company, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and swing line lender and each l/c issuer and lender from time to time party thereto

5.1	Opinion of Davies Ward Phillips & Vineberg LLP regarding validity of securities to be issued

8.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding tax matters

8.2	Opinion of KPMG LLP regarding tax matters

8.3	Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters

10.1†	Voting Agreement, dated as of August 26, 2014, by and among 3G Special Situations Fund II, L.P. and Tim Hortons Inc.

10.2†	Form of Voting Trust Agreement between 9060669 Canada Inc. (f/k/a 1011773 B.C. Unlimited Liability Company), New Red Canada Limited Partnership (f/k/a New Red Canada Partnership) and Trustee

10.4†	Form of Lock-Up Agreement with respect to Tim Hortons Inc. common shares

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of KPMG LLP

23.3	Consent of Davies Ward Phillips & Vineberg LLP to inclusion of legality opinion (included in Exhibit 5.1 to this joint information statement/circular)

23.4	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 8.1)

Exhibit Number	Description

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.3)

24.1	Powers of Attorney (previously included on the signature pages hereto)

99.1†	Form of Tim Hortons Inc. Proxy Card

99.2†	Consent of Citigroup Global Markets Inc.

99.3†	Consent of RBC Dominion Securities Inc.

99.4†	Consent of Lazard Frères & Co. LLC

99.5	Consent of Marc Caira

†	Previously filed.

(c)	Reports, Opinions and Appraisals.

None.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered)) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or 15(d) of the Exchange Act, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that, for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami, Florida, on November 3, 2014.

9060669 CANADA INC.

By:	/s/ Joshua Kobza
Name:	Joshua Kobza
Title:	Vice President

NEW RED CANADA LIMITED PARTNERSHIP

By:	/s/ Joshua Kobza
Name:	Joshua Kobza
Title:	Vice President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joshua Kobza	Principal Executive, Financial and Accounting Officer of each of 9060669 Canada Inc. and New Red Canada Limited Partnership	November 3, 2014

/s/ Jill Granat	Director of 9060669 Canada Inc. and the general partner of New Red Canada Limited Partnership	November 3, 2014

/s/ Joshua Kobza	Director of 9060669 Canada Inc. and the general partner of New Red Canada Limited Partnership	November 3, 2014

EXHIBIT INDEX

Exhibit Number	Description

2.1	Arrangement Agreement and Plan of Merger, dated as of August 26, 2014, among Burger King Worldwide, Inc., 9060669 Canada Inc. (f/k/a 1011773 B.C. Unlimited Liability Company), New Red Canada Limited Partnership (f/k/a New Red Canada Partnership), Blue Merger Sub, Inc., 8997900 Canada Inc. and Tim Hortons Inc. Plan of Arrangement (included as Annex A to this joint information statement/circular that is part of this registration statement)

2.2	Form of Plan of Arrangement of Tim Hortons Inc. (included as Annex B to this joint information statement/circular that is part of this registration statement)

3.1	Form of Articles of Amendment of 9060669 Canada Inc. (f/k/a 1011773 B.C. Unlimited Liability Company) (included as Annex D to this joint information statement/circular that is part of this registration statement)

3.2	Form of Amended and Restated By-Law No. 1 of 9060669 Canada Inc. (f/k/a 1011773 B.C. Unlimited Liability Company) (included as Annex E to this joint information statement/circular that is part of this registration statement)

3.3	Form of Partnership Agreement of New Red Canada Limited Partnership (f/k/a New Red Canada Partnership) (included as Annex F to this joint information statement/circular that is part of this registration statement)

4.1†	Indenture, dated as of October 8, 2014, by and among 1011778 B.C. Unlimited Liability Company, as issuer, New Red Finance, Inc., as co-issuer, the guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee and collateral agent.

4.2†	Credit Agreement, dated as of October 27, 2014, among 1011778 B.C. Unlimited Liability Company, as the parent borrower, New Red Finance, Inc., as the subsidiary borrower, 1013421 B.C. Unlimited Liability Company, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and swing line lender and each l/c issuer and lender from time to time party thereto

5.1	Opinion of Davies Ward Phillips & Vineberg LLP regarding validity of securities to be issued

8.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding tax matters

8.2	Opinion of KPMG LLP regarding tax matters

8.3	Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters

10.1†	Voting Agreement, dated as of August 26, 2014, by and among 3G Special Situations Fund II, L.P. and Tim Hortons Inc.

10.2†	Form of Voting Trust Agreement between 9060669 Canada Inc. (f/k/a 1011773 B.C. Unlimited Liability Company), New Red Canada Limited Partnership (f/k/a New Red Canada Partnership) and Trustee

10.4†	Form of Lock-Up Agreement with respect to Tim Hortons Inc. common shares

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of KPMG LLP

23.3	Consent of Davies Ward Phillips & Vineberg LLP to inclusion of legality opinion (included in Exhibit 5.1 to this joint information statement/circular)

23.4	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 8.1)

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.3)

Exhibit Number	Description

24.1	Powers of Attorney (previously included on the signature pages hereto)

99.1†	Form of Tim Hortons Inc. Proxy Card

99.2†	Consent of Citigroup Global Markets Inc.

99.3†	Consent of RBC Dominion Securities Inc.

99.4†	Consent of Lazard Frères & Co. LLC

99.5	Consent of Marc Caira

†	Previously filed.